Form 20-F
period 2002-12-31
I CABLE COMMUNICATIONS LTD
filed 2003-06-27
CIK 1097020

==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         -----------------------------

                                   FORM 20-F
                                 ANNUAL REPORT
                      PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002   Commission File number: 333-11014
                         -----------------------------

                        i-CABLE COMMUNICATIONS LIMITED
            (Exact name of Registrant as specified in its charter)
                         -----------------------------

                                      N/A
                (Translation of Registrant's name into English)
                         -----------------------------

                                   HONG KONG
                (Jurisdiction of incorporation or organization)
                         -----------------------------

                                Cable TV Tower
                               9 Hoi Shing Road
                             Tsuen Wan, Hong Kong
                   (Address of principal executive offices)
                         -----------------------------

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

                         Title of each class                                     Name of quotation system on which registered
                         -------------------                                     --------------------------------------------
  American Depositary Shares, each representing 20 Ordinary Shares, par value         Nasdaq - National Market System
                          HK$1.00 per share

            Ordinary Shares, par value HK$1.00 per share                              Nasdaq - National Market System*

     Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                     None
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                     None
     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


     Ordinary Shares ........................................... 2,019,234,400

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes |X|   No | |

       Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 | |   Item 18 |X|

--------------------
* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
==============================================================================

                                                 TABLE OF CONTENTS

Certain Defined Terms...........................................................................................1
Forward-Looking Statements......................................................................................1

                                                       PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................................................2
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE..............................................................2
ITEM 3.    KEY INFORMATION......................................................................................2
           A.    Selected Financial Data........................................................................2
           B.    Capitalization and Indebtedness................................................................6
           C.    Reasons for the Offer and Use of Proceeds......................................................6
           D.    Risk Factors...................................................................................7
ITEM 4.    INFORMATION ON THE COMPANY..........................................................................14
           A.    History and Development.......................................................................14
           B.    Business Overview.............................................................................14
           C.    Organizational Structure......................................................................23
           D.    Property, Plant and Equipment.................................................................24
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................................24
           A.    Operating Results.............................................................................24
           B.    Liquidity and Capital Resources...............................................................31
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................34
           A.    Directors and Senior Management...............................................................34
           B.    Compensation .................................................................................37
           C.    Board Practices...............................................................................37
           D.    Employees.....................................................................................38
           E.    Share Ownership...............................................................................38
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................................39
           A.    Major Shareholders............................................................................39
           B.    Related Party Transactions....................................................................40
           C.    Interests of Experts and Counsel..............................................................41
ITEM 8.    FINANCIAL INFORMATION...............................................................................42
           A.    Consolidated Statements and Other Financial Information.......................................42
           B.    Significant Changes...........................................................................42
ITEM 9.    THE OFFER AND LISTING...............................................................................42
           A.    Offer and Listing Details.....................................................................42
           B.    Plan of Distribution..........................................................................43
           C.    Markets.......................................................................................43
           D.    Selling Shareholders..........................................................................43
           E.    Dilution......................................................................................43
           F.    Expense of the Issue..........................................................................44
ITEM 10.   ADDITIONAL INFORMATION..............................................................................44
           A.    Share Capital.................................................................................44
           B.    Memorandum and Articles of Association........................................................44
           C.    Material Contracts............................................................................47
           D.    Regulation, Legislation and Exchange Controls.................................................47
           E.    Taxation......................................................................................51
           F.    Dividends and Paying Agents...................................................................52
           G.    Statement by Experts..........................................................................52
           H.    Documents on Display..........................................................................52
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................................53
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................53

                                                      PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................54
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................54
ITEM 15.   CONTROLS AND PROCEDURES.............................................................................54
ITEM 16.   RESERVED............................................................................................54


                                                      PART III

ITEM 17. FINANCIAL STATEMENTS..................................................................................55
ITEM 18. FINANCIAL STATEMENTS..................................................................................55
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.....................................................................55

                             CERTAIN DEFINED TERMS

    References to "China" or "PRC" herein are references to the People's Republic of China, references to "Hong Kong" are references to The Hong Kong Special Administrative Region of the PRC and references to "Taiwan" are to the island of Taiwan and other areas under the effective control of the Republic of China. References to "United States" or "U.S." are to the United States of America. All references to the "Government" herein are references to the government of Hong Kong.

    All references herein to "we," "us," "our," "i-CABLE" and the "Company" are references to i-CABLE Communications Limited and, unless the context otherwise requires, all such references include our subsidiaries).

    References in this annual report to "HK dollars" and "HK$" are to Hong Kong dollars, the lawful currency of Hong Kong; and references to "U.S. dollars," "$" and "US$" are to United States dollars, the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, our financial information has been presented in Hong Kong dollars in accordance with Hong Kong GAAP, and is presented on a consolidated basis.

    Solely for the convenience of the reader, certain Hong Kong dollar amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, any amounts translated from Hong Kong dollars to U.S. dollars in this annual report have been translated at the rate of US$1.00 = HK$7.7988, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York ("Hong Kong Dollar Noon Buying Rate") at December 31, 2002. As of June 20, 2003, the Hong Kong Dollar Noon Buying Rate was US$1.00 = HK$7.7992. Based on an agreement between the Hong Kong SAR Government and Hong Kong banknote issuing banks, the Hong Kong dollar to U.S. dollar exchange rate is stabilized at approximately US$1.00 = HK$7.80. No representation is made that the Hong Kong dollar or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all. See "Item 3--Key Information--Exchange Rate Information" for further information regarding rates of exchange between Hong Kong dollars and U.S. dollars.

                          FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Form 20-F, including those statements contained under the captions "Item 4--Information on the Company" and "Item 5--Operating and Financial Review and Prospects" that are not statements of historical fact, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"),
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as "believes," "expects," "may," "will," "would," "could," "plans," "projects" or "anticipates," the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding i-CABLE (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with Nasdaq, The Stock Exchange of Hong Kong Limited (the "HKSE") or other stock exchanges.

    Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. Such risks and uncertainties include in particular (but are not limited to) the risks and uncertainties related to: economic and political circumstances in Hong Kong; international net settlement rates; the regulatory structure in Hong Kong, including without limitation Government policies with respect to exclusivity, competition, interconnection and tariffs and license fees; the development and implementation of new technologies; the availability of suitable programming content; and competition affecting our services and products. No assurance can be given that the results anticipated by us, or indicated by any such forward-looking statements, will be achieved.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

    We provide you with selected financial and operating data of i-CABLE in the tables below.

    In the following table we provide you with our selected historical consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The statement of operations data for the years ended December 31, 2000, 2001 and 2002 and balance sheet data as of December 31, 2001 and 2002 have been derived from our historical consolidated financial statements audited by KPMG, and are included in this annual report. The statement of operations data for the years ended December 31, 1998 and 1999, and balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from our historical consolidated financial statements audited by KPMG, but are not included in the annual report contained in Part III. Prior to our initial public offering, in November of 1999, we underwent a corporate reorganization, which included the transfer to us by Wharf Communications Limited (formerly known as Wharf Communications Investments Limited) ("Wharf Communications"), our immediate controlling shareholder, of its interests in its subsidiaries involved in pay-TV and Internet services. The consolidated financial statements for all periods prior to our reorganization reflect the reorganized businesses and were prepared on the basis of historical costs as if the consolidated companies had been part of i-CABLE throughout all periods.

    Our consolidated financial statements have been prepared in accordance with Hong Kong generally accepted accounting principles ("Hong Kong GAAP"). For a detailed discussion of the significant differences between Hong Kong GAAP and United States generally accepted accounting principles ("U.S. GAAP") as they relate to i-CABLE, see note 33 to our consolidated financial statements included in this annual report.

    When you read the selected historical consolidated financial data, it is important that you read along with it the historical consolidated financial statements and related notes, as well as "Item 5--Operating and Financial Review and Prospects" also included in this annual report.

    Solely for the convenience of the reader, the December 31, 2002 figures have been translated into U.S. dollars at the rate of exchange of US$1 = HK$7.7988, the Hong Kong Dollar Noon Buying Rate at December 31, 2002.

                                     STATEMENT OF OPERATIONS DATA

                                                              Year ended December 31,
                                                  1998     1999     2000     2001    2002     2002
                                                 ------   ------   ------   ------  ------   -------
                                                   HK$      HK$      HK$      HK$      HK$      US$
                                                 (in millions except for per share and per ADS data)
Statement of Operations Data:
Hong Kong GAAP
Operating revenues...........................    1,262     1,346    1,649    1,931   2,161      277
Operating expenses (excluding network rental
expense).....................................   (1,609)   (1,590)  (1,656)  (1,751) (1,935)    (248)
Network rental income(1).....................      252       208        -        -       -        -
Network rental expense(1)....................     (143)     (117)       -        -       -        -
                                                 ------   -------  -------  -------  ------    ------
Profit/(loss) from operations................     (238)     (153)      (7)     180     226       29
Interest income..............................        -        11      101       58      26        3
Finance costs................................     (332)      (90)     (72)     (72)    (62)      (8)
Non-operating income/(expense)...............       (4)       (6)      (2)       1      (0)      (0)
Impairment loss on investments                       -         -        -        -     (73)      (9)
Provision for income tax.....................        5         1        -        -       -        -
                                                 ------   -------  -------  -------  -------   ------
Net profit/(loss)............................     (569)     (237)      20      167     117       15
                                                 ======   =======  =======  =======  =======   ======
Basic and diluted earnings/(loss) per share .    (0.36)    (0.14)    0.01     0.08    0.06     0.01
Basic and diluted earnings/(loss) per ADS ...    (7.11)    (2.88)    0.20     1.66    1.16     0.15
Dividend per share (cents)...................        -         -        -     2.50    3.00     0.38

U.S. GAAP
Net profit/(loss)............................     (750)     (417)    (110)      (6)    100       13
Basic and diluted earnings/(loss) per share.     (0.47)    (0.25)   (0.05)  (0.003)   0.05    0.006
Basic and diluted earnings/(loss) per ADS ...    (9.38)    (5.07)   (1.10)  (0.057)   0.99    0.127
Dividend per share (cents)...................        -         -        -     2.50    3.00     0.38

-------------------------------
(1) Prior to our reorganization, we leased our fiber network to Wharf T&T Limited ("Wharf T&T"), which in turn sub-leased a part of the fiber network back to us for the operation of our pay-TV services. As a result, we derived network rental income and incurred network rental expenses during such time. As part of our reorganization, we transferred to Wharf T&T the part of the network that Wharf T&T requires for its operations and terminated our network lease and sublease agreements at the end of September 1999. Consequently, from October 1999 onwards, we did not receive these rental revenues or incur the related expenses. Instead we started to receive income from the maintenance and repair of ducts, cables and ancillary equipment shared with Wharf T&T and from project management services provided to Wharf T&T.

                                              FINANCIAL DATA

                                                                       As of December 31,
                                                        --------------------------------------------------
                                                          1998     1999    2000     2001    2002    2002
                                                         ------   ------  ------   ------  ------  ------
                                                           HK$      HK$     HK$      HK$     HK$     US$
                                                                          (in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents(1)(4)..............               20    1,600   1,541     1,212       7       1
Property, plant and equipment, net...........            2,783    2,033   2,072     2,257   2,302     295
Total assets(4)..............................            3,082    4,051   4,126     4,256   3,117     400
Amounts due to immediate holding company.....            7,632        8      36         1       1       -
Total liabilities(4).........................            8,415    2,781   2,836     2,813   1,605     206
Total shareholders' equity/(deficit).........           (5,333)   1,270   1,290     1,443   1,512     194

U.S. GAAP
Cash and cash equivalents....................               20    1,600   1,541     1,212       7       1
Total assets.................................            4,652    5,418   5,312     5,246   4,031     517
Shareholders' equity/(deficit)...............           (4,634)   1,805   1,694     1,705   1,754     225

Other Financial Data:
Hong Kong GAAP
Adjusted EBITDA(2)...........................              126      225     442       615     730      94
Depreciation.................................              473      469     449       435     504      65
Capital expenditures(3)......................              332      383     507       641     608      78
Cash flows from operating activities.........               29      399     680       734     863     111
Cash flows from investing activities.........             (443)    (482)   (736)   (1,063)   (884)   (113)
Cash flows from financing activities.........              429    1,663      (8)        -  (1,177)   (151)

U.S. GAAP
Cash flows from operating activities.........               29      399     680       734     863     111
Cash flows from investing activities.........             (326)    (422)   (669)     (990)   (802)   (103)
Cash flows from financing activities.........              308    1,603     (73)      (73) (1,266)   (162)

-------------------------------
(1) Under Hong Kong GAAP, cash and cash equivalents in the balance sheet are defined as:
       o Cash--Cash at bank and on hand and deposits with any bank or other financial institution. Cash includes cash on hand and deposits denominated in foreign currencies.
       o Cash equivalents--Short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of our cash management.
(2) We have defined adjusted EBITDA to mean earnings before interest income, finance costs, non-operating income/expense, provision for income tax, depreciation of property, plant and equipment (excluding network rental income and expense) but after amortization of programming rights as computed under Hong Kong GAAP. Adjusted EBITDA is not a standard measure under either Hong Kong GAAP or U.S. GAAP. You should not consider our definition of adjusted EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong GAAP or U.S. GAAP. We believe net income provided by operating activities is the most directly comparable financial measure for adjusted EBITDA as an indicator of our operating performance. For our management's explanation of how we define EBITDA and why we use it, see "Item 5--Operating and Financial Review and Prospects--Operating Results--Non-GAAP Financial Measures."
(3) Capital expenditures relate to acquisitions of property, plant and equipment only.
(4) Under Hong Kong GAAP, certain bank deposits and bank loans are offset against each other and are not included above, as described in note 33(h) of our consolidated financial statements.

                            SELECTED OPERATING DATA

    In the following table, we provide you with our selected operating data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

                                                             Year Ended December 31,
                                          --------------------------------------------------------------
                                            1998         1999          2000         2001          2002
                                          ---------    ---------    ----------   ---------     ---------
Operating Data (end of period,
   except average):
Homes passed(1).......................    1,603,000    1,692,000    1,790,000    1,903,000     1,959,000
Fiber homes passed(2).................      629,000      957,000    1,302,000    1,769,000     1,892,000
Total pay-TV subscribers(3)...........      406,000      453,000      522,000      561,000       605,000
Pay-TV subscriber penetration.........          25%          27%          29%          29%           31%
Average monthly revenue per
   pay-TV subscriber(4)...............       HK$254       HK$239       HK$250       HK$232        HK$233
Pay-TV average monthly churn rate(5).          1.6%         1.5%         1.5%         1.8%          1.6%
Broadband ready homes passed(6).......            -            -      912,000    1,634,000     1,844,000
Broadband subscribers(7)..............            -            -       53,000      160,000       225,000
Broadband subscriber penetration......            -            -           6%          10%           12%
Average monthly revenue per broadband
   subscriber(8)......................            -            -       HK$227       HK$224        HK$180

---------------------------
(1) One residential household ready for pay-TV connection represents one home passed. For hotels, service apartments and commercial and institutional accounts, the basis of definition of homes passed is the same as for subscribers.
(2) Fiber homes passed represents the number of homes passed which are connected to the fiber coaxial cable network.
(3) One pay-TV billing account represents one pay-TV subscriber, except for hotels, service apartments and communal service accounts, for which one serviceable unit represents one subscriber. In the case of commercial and institutional customers, such as hospitals and schools, one account represents one subscriber, regardless of the number of television outlets.
(4) Average monthly revenue per pay-TV subscriber ("pay-TV ARPU") equals the monthly average pay-TV revenue for the year divided by the average number of pay-TV subscribers for the year. The average number of pay-TV subscribers is calculated using the number of pay-TV subscribers at the beginning of the year and the number of pay-TV subscribers at the end of each month. Pay-TV revenue includes monthly subscription fees and other television-related income.
(5) Pay-TV average monthly churn rate represents the number of pay-TV subscriber disconnections each month expressed as a percentage of total pay-TV subscribers at the beginning of that month. Such disconnections include both permanent disconnections and temporary suspensions of services, less those subscribers whose access was temporarily suspended in previous months and which were reinstated that month.
(6) Broadband ready homes passed represent the number of residential homes passed which are able to subscribe to our broadband service. For hotels, service apartments and commercial and institutional accounts, one signal point counts as one home passed.
(7) One broadband service billing account represents one broadband subscriber, except for hotels and service apartments, for which one personal computer port represents one subscriber. In the case of a commercial customer, one billing account represents one subscriber, regardless of the number of personal computer ports.
(8) Average monthly revenue per broadband subscriber ("broadband ARPU") equals the monthly average broadband revenue for the year divided by the average number of broadband subscribers for the year. The average number of broadband subscribers is calculated using the number of broadband subscribers at the beginning of the year and the number of broadband subscribers at the end of each month. Broadband revenue includes monthly subscription fees, cable modem rental/sales income and other broadband service related income.

                                EXCHANGE RATES

    The Hong Kong Dollar is freely convertible into other currencies (including the U.S. Dollar). Since October 17, 1983, the Hong Kong Dollar has been linked to the U.S. dollar at the rate of HK$7.80 per US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks: The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote issuing banks to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. Dollars at the fixed rate.

    Under the 1984 Joint Declaration between The People's Republic of China, or PRC, and the United Kingdom, the Hong Kong Dollar would continue to circulate and remain freely convertible after July 1, 1997, when Hong Kong became a Special Administrative Region of the PRC. However, no assurance can be given that the Hong Kong government, or any successor SAR government will maintain the link of HK$7.80 per US$1.00, if at all.

    The following table sets forth the Hong Kong Dollar Noon Buying Rate as at and for the periods indicated.

                                                                    Noon buying rate
                                                      ----------------------------------------------
Period                                                 End      Average(1)       High          Low
------                                                 ---      ----------       ----          ---
                                                                    (HK$ per US$1.00)

1998..............................................   7.7476       7.7465        7.7595        7.7355
1999..............................................   7.7740       7.7599        7.7755        7.7457
2000..............................................   7.7999       7.7924        7.8008        7.7765
2001..............................................   7.7980       7.7996        7.8004        7.7970
2002..............................................   7.7988       7.7996        7.8095        7.7970
December 2002.....................................   7.7988           --        7.7992        7.7980
January 2003......................................   7.8001           --        7.8001        7.7988
February 2003.....................................   7.7991           --        7.8000        7.7989
March 2003........................................   7.7995           --        7.7995        7.7987
April 2003........................................   7.7991           --        7.7998        7.7991
May 2003..........................................   7.7987           --        7.7995        7.7985
June 2003 (through June 20, 2003).................   7.7992           --        7.7993        7.7983
2003 (through June 20, 2003)......................   7.7992       7.7993        7.8001        7.7983

----------
(1) Determined by averaging the Hong Kong Dollar Noon Buying Rates on the last business day of each month during the respective period.

    As of June 20, 2003, the Hong Kong Dollar Noon Buying rate was US$1.00 = HK$7.7992.


B.  Capitalization and Indebtedness

    Not applicable.

C. Reasons for the Offer and Use of Proceeds

    Not applicable.

D. Risk Factors

    i-CABLE is subject to various changing regulatory, competitive, economic, political and social risks and conditions, which are described below:

    Investment in our ordinary shares or ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this annual report, before you decide whether to buy our ordinary shares or ADSs.

    Any significant change in our ability to pay dividends or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

    Although we have declared and paid dividends in respect of the years ended December 31, 2001 and 2002, there can be no assurance that we will declare and pay dividends in the future or that we will maintain our current dividend policy. Any significant change in our ability to pay a dividend or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

    We reported net losses in previous years and we may incur net losses in the future.

    Although we recorded net profits for the years 2000, 2001 and 2002, we reported net losses from the beginning of our pay-TV operation in 1993 until 1999. As of December 31, 2002, our consolidated accumulated losses were HK$5,346 million (US$685 million). Our ability to maintain profitability will depend on the growth of our existing business and the success of our new products and services, as well as general market conditions. If we do not remain profitable or our accumulated losses are not offset by future profits, our financing needs may increase, we may not be able to pay dividends in the future and the market price of our ordinary shares and/or ADSs may be adversely affected.

    We may not be able to fund the capital expenditures necessary to keep pace with technological developments or our customers' demand for new products and services. This could limit our ability to compete effectively.

    The markets for pay-TV, Internet access services and related services are characterized by rapidly changing technology, industry standards, subscriber needs and new products and services. The emerging nature of these products and services and their rapid evolution will require us to continually improve the performance, features and reliability of our network, Internet content and consumer services, especially in response to competitive offerings.

    We may not be successful in responding quickly, cost effectively or sufficiently to these developments. In addition, services or technologies developed by competitors may render our services or technologies undesirable or obsolete. Furthermore, changing our services in response to market demand may require the adoption of new technologies that could render many of our assets less competitive or obsolete. Even if we respond successfully to technological advances and emerging industry standards, the integration of new technology may require substantial capital expenditures. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner. In addition, our new products and services may contain design flaws or other defects that could have a material adverse effect on our business, operating results and financial condition. We do not intend to conduct our own research and development of new technologies.

    Illegal viewing activities may affect our pay-TV subscriber growth and subscription revenue.

    Our pay-TV business is dependent upon subscription revenue. We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Such illegal viewing became increasingly more widespread in 2001. Although we have been implementing periodic software changes on our analog platform and started to migrate our transmissions from analog to digital to curb illegal viewing activities (with more than one-third of our pay-TV subscribers migrating to our digital platform by December 2002), illegal activities have continued and we are aware that pirate digital set-top-boxes have started to appear in the market. Manufacturers or vendors of unauthorized pay-TV decoders will always attempt to overcome our analog or digital encryption methods. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may become more widespread. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue.

    The loss of key employees, including senior management, and our failure to recruit qualified personnel as needed could weaken our strategic, technological and operational expertise, delay the introduction of new products and services and lower the quality of our services.

    We may not be able to attract and retain key employees, including our senior management. Our key employees may be recruited by our competitors. This could hinder the introduction of our new products and services as planned. Our operations could suffer with the loss of any member of our senior management team or any key employee. Our success also depends on our ability to attract and retain qualified personnel for strategic planning, programming and enhanced services, including Internet, marketing and network operations. The competition for qualified personnel in the Internet services and pay-TV industry may increase in the future, making it difficult for us to attract and retain qualified personnel in the Internet services and pay-TV industry.

    Our programming costs are substantial and may increase, which could reduce our margins if we are unable to pass on any such increase to our subscribers.

    The growth and revenues for our pay-TV services depend on our ability to produce or purchase programming that is affordable to our subscribers. The cost of some of our acquired programming has increased in the past and may increase substantially in the future if competition in the pay-TV and television services markets intensifies. If we are not able to pass on programming cost increases to our subscribers, our revenues, cash flow and operating margins may be reduced.

    High digital pay-TV set-top-box costs may adversely affect our profitability and financial position.

    We have undertaken to the Hong Kong government to complete the migration of our pay-TV service from analog to digital transmission by May 31, 2005. The migration process will involve the conversion of all of our analog pay-TV decoders to new digital set-top-boxes. As at the end of December 2002, more than one-third of our subscribers were receiving their service on our digital platform. Although we expect our set-top-box unit cost in 2003 to be lower than in 2002, there is no assurance that our digital set-to-box unit cost will not rise in the future. In the future, we may consider the acquisition of digital set-top-boxes which can deliver additional features, such as video-on-demand and interactivity. The costs of the digital set-top-boxes may be significantly higher than the cost of our existing analog decoders or digital set-top-boxes. If we are not able to pass the costs onto our subscribers, our profitability and financial position may be adversely affected.

    New digital pay-TV channels may add to our programming costs and may adversely affect our profitability.

    Digital broadcasting allows the compression of pay-TV signals, which increases our effective channel capacity. We intend to utilize this additional capacity by increasing the number of pay-TV channels offered on our digital platform. During 2002, a total of 25 new channels were added to our digital platform. The channels were either included in the basic service or marketed as tier packages to derive additional revenues from existing as well as new subscribers. We may not be able to limit the total costs of production or the acquisition of content for these new channels. If such programming costs are significant and we are unable to pass on these costs to our pay-TV subscribers, our profitability may be adversely affected.

    Demand for our broadband Internet access service may not continue to grow.

    The success of our broadband Internet access service (also known as "broadband" service) will require continued growth in the use of the Internet and the demand for broadband services in Hong Kong. Although our broadband Internet subscriber base has been growing since the launch of the service in March 2000, this growth trend may not continue. In 2002, we pre-empted competition with an aggressive pricing strategy. This has resulted in revenue erosion. Critical issues concerning the increased use of the Internet, including security, reliability, cost, ease of access and quality of service are likely to affect future demand for our broadband service. The competitive pressures to provide low-cost broadband access may impact our ability to charge subscription fees at favorable rates. The demand for our broadband access service may decline or it may not command the fees necessary to permit us to maintain or increase the profitability of our broadband business.

    The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.

    The markets for television services, Internet access and related services in Hong Kong are becoming more competitive. This heightened level of competition may result in a loss of subscribers to our competitors and may reduce our revenues, resulting in a decrease in our cash flow and operating margin. We face strong competition in the television services market from Hong Kong's free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB. Apart from the limited commercial service currently provided by two new pay-TV operators, a third pay-TV service provider, operated by a subsidiary of the dominant free-to-air network in Hong Kong, is expected to launch service in the second half of 2003. Competition in the broadband segment has become keener.

    The opening up of our network to other broadband service providers may negatively affect our revenue and profitability.

    Under our fixed telecommunication network license, we are required to open up our network to other broadband service providers through interconnection arrangements. The opening up of our network may lead to increased competition which may negatively affect our broadband subscriber base, revenue and operating profit. Although we expect to derive revenue from the broadband service providers to whom we open up our network, we may not be able to charge these service providers fees high enough to compensate for the loss in revenue and operating profit due to increased competition. If this is the case, the revenue from, and operating profit of, our broadband business may be negatively affected.

    Pay-TV competition may increase due to the Hong Kong government's deregulation of the television broadcasting and telecommunications sectors. Any increase in competition may cause us to lose subscribers and encounter pricing pressure.

    We were initially able to operate our pay-TV business as the sole pay-TV provider in Hong Kong. In March 1998, a subsidiary of Cable & Wireless HKT (now known as PCCW Limited) launched a video-on-demand service which offers instantaneous viewing of movies and other programs. In July 2002, PCCW Limited applied to the Hong Kong government for termination of its video-on-demand service. To further liberalize the pay-TV market, the Hong Kong government awarded five new pay-TV licenses in late 2000. While two new licenses have since given up their licenses, two new operators commenced trials of their services in early 2002. In February 2003, the dominant free-to-air television service provider, TVB, announced the divestiture of its stake in a third operator, Galaxy Satellite Broadcasting Limited ("Galaxy"), clearing a regulatory hurdle precedent to Galaxy's launch of a pay-TV service, which is expected before the end of 2003. Hong Kong Broadband Network Limited, a provider of fixed telecommunications network services, has expressed its interest in launching pay-TV service. PCCW Limited may re-enter the pay-TV market in the future. In the event these operators are able to launch their pay-TV services successfully, we may face increased direct competition for our service which may cause us to lose subscribers and encounter pricing pressure.

    The failure to renew our subscription television broadcasting license, or the renewal of such license with terms less favorable than current terms, may adversely affect the profitability of our pay-TV business.

    Our subscription television broadcasting license will expire on May 31, 2005. We applied to the Government to renew our license in June 2003. In line with the Government's deregulation philosophy, new pro-competition conditions may be imposed on us to continue our service. If our license is renewed with terms less favorable than the current terms, the profitability of our pay-TV business may be adversely affected. In the extreme case, if we fail to renew our license, we will cease to operate our pay-TV business.

    We may encounter pricing pressure and experience an adverse impact on our subscriber base for broadband Internet access service as a result of competition and the Hong Kong government's requirement for us to open up our network.

    The Hong Kong government is creating a regulatory regime that will accelerate the introduction of new broadband and wireless platforms in Hong Kong. The development of these alternative Internet access platforms, such as third-generation mobile phones, satellite interactive services, and local wireless fixed network services may intensify competition. We will be required to open up our network for interconnection, for a fee that is to be determined, with other telecommunications networks on a non-discriminatory basis in order to facilitate competition among Internet service providers and other service providers. As a result, we may encounter pricing pressure and experience an adverse impact on our subscriber base for our broadband
Internet access service. In 2002, we adopted an aggressive pricing strategy. This has caused a reduction of broadband ARPU in 2002. If the competition intensifies further, we may adopt a more aggressive pricing strategy, causing further reduction in broadband ARPU in the future.

    We may not be able to acquire or retain the right to broadcast certain TV content.

    Our pay-TV service includes broadcasting of TV content that we acquire from third parties. In the event we do not acquire or retain the right to broadcast certain TV content, we may acquire rights to broadcast alternative TV content in substitution. Such alternative TV content may not be available on the same terms, or at all, and any loss of TV content or inability to obtain the rights to provide suitable alternative TV content could adversely affect the quality of our pay-TV service. In the event that we retain certain TV content on terms and conditions significantly different from prior agreements, our programming costs and/or pay-TV subscription revenue may be adversely affected.

    Our network system may fail or shut down, which may adversely affect the quality of our Internet services.

    Any failure to maintain a consistent level of high-quality service could harm our reputation and have a material effect on our business, operating results and financial condition. Our network is vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures, network software flaws, transmission cable cuts and other catastrophic events. We may experience failures or shutdowns relating to individual points of presence or even catastrophic failure of our entire network. Our insurance coverage may not cover such losses or, even if such losses are covered by our insurance, may not be sufficient to cover all losses arising from such events. Any failure of our network, our servers, or any link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations could have a material adverse effect on our business, financial condition and results of operations.

    In addition, our network is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our subscribers or other Internet users. Computer viruses, break-ins or other problems could lead to the following problems:

   o  interruption, delay or cessation in service to our subscribers;

   o compromised security of confidential information stored in the computer systems of our subscribers; and

   o  costly litigation.

    The success of our broadband Internet access service depends on our ability to maintain high-quality data transmission with minimal service disruptions or interference. This will be critical to our ability to attract and retain Internet service subscribers.

    We have begun the migration of our pay-TV subscribers to digital from analog services. This migration may disrupt our pay-TV services and reduce our revenues.

    Due in part to the rampancy of illegal viewing, we commenced the migration of its analog television service to the more secure digital system during December 2001. We completed digital migration for our microwave service in March 2002 and have begun replacing analog decoders with digital set-top-boxes for subscribers served by our hybrid fiber coaxial network. Analog service delivered to our subscribers will be turned off as we complete the replacement of the decoders for each building. By the end of December 2002, we had already converted more than one-third of our subscribers to digital service. We have committed to completing the digital migration and shutdown of our analog transmission by May 31, 2005. In the event we are not able to complete the migration by May 31, 2005, pay-TV service to some of our pay-TV subscribers may be disrupted. Any continuing disruption of our pay-TV services could harm our reputation, result in a loss of subscribers and have a material adverse effect on our business, operating results and financial condition.

    We plan to launch a satellite television service in Mainland China. The operation of such service may not be profitable.

    We plan to launch a satellite channel targeted mainly at Mainland China in 2003. The satellite channel has been granted approval to broadcast to three-star or higher-rated hotels, foreign compounds and other select areas in Mainland China. The relevant television market in China is highly competitive. The channel is expected to incur losses in its initial years of operations and, there is no assurance that the channel will become profitable. In this case, it may adversely affect our future consolidated earnings.

    The political and economic environment in Hong Kong is uncertain and may adversely affect our business and financial condition.

    All of our facilities and operations are located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC, with its own government and legislature. The Joint Declaration between the Chinese and British governments and the Basic Law, the mini-constitution for Hong Kong, provide that Hong Kong will have a high degree of legislative, judicial and economic autonomy. Since the PRC's resumption of sovereignty over Hong Kong on July 1, 1997, Hong Kong has enjoyed a high degree of autonomy. However, our business and financial condition may be adversely affected as a result of future developments in the political and economic environment in Hong Kong or in the PRC. Moreover, the economic environment in Hong Kong is susceptible to the instability in global economic conditions. The military conflict in Iraq has threatened to aggravate global economic conditions, which have already been weakened by recent events including, but not limited to, terrorism-related activities and corporate fraud in the United States. Any worsening in the economic condition of Hong Kong as a result of the current turmoil may adversely affect our business and financial condition.

    Hong Kong has also experienced a significant number of reported cases related to the outbreak of the "Severe Acute Respiratory Syndrome," or "SARS," disease within and outside the Asia-Pacific region and has been receiving significant global media attention as a result. The negative publicity surrounding this disease is already having a significant negative impact on the Hong Kong economy. This negative impact could adversely affect our business and financial condition.

    We may be liable for information disseminated over our Internet services network, which could increase our costs or cause us to discontinue certain services or content offerings.

    We may be required to spend substantial resources or discontinue certain services or content offerings as a result of liability under the Hong Kong law for dissemination of information, which could have a material adverse effect on our business, operating results and financial condition. Hong Kong law relating to liability of Internet service providers for information carried on or disseminated through their networks is new and untested. The imposition of potential liability upon Internet service providers, such as liability for defamatory speech or copyright infringement, for materials carried on or disseminated over a network may cause us to adopt measures that may reduce our exposure to such liability. We do not carry errors and omissions insurance which, under certain circumstances, could mitigate any damages incurred by us.

    We may not be able to comply with minimum public float levels required by The Stock Exchange of Hong Kong. In addition, ordinary shares available for future sale may adversely affect the market prices of our ordinary shares and ADSs.

    As a listed company in Hong Kong, we are required to maintain a minimum public float of 25%. In connection with our initial public offering in 1999, however, we were granted a waiver from the minimum public float requirement and undertook to the Stock Exchange of Hong Kong to increase the public float of our ordinary shares to 25% or more of our issued share capital prior to November 24, 2001. In October 2001, we were granted a two-year extension to the original waiver. This extension will expire on November 23, 2003. As of December 31, 2002, we estimated the public float of our ordinary shares to be approximately 20.6%. In the event we are unable to meet the minimum public float requirement prior to expiration of the waiver extension, or obtain another waiver extension, trading of our shares on the Stock Exchange of Hong Kong may be suspended until such time when the public float of our ordinary shares is increased to 25% or more of our issued share capital.

    In addition, any ordinary shares that may be available for future sale as a result of any such increase in our public float or otherwise may adversely affect the market price of our ordinary shares and ADSs.

    Rights of shareholders under Hong Kong law may not provide expected levels of protection for shareholders.

    Our corporate affairs are governed by our constitutive documents and by the laws of Hong Kong. The rights of our shareholders and the fiduciary responsibilities of our directors under Hong Kong law are not as clearly established as under statutes or judicial precedent in existence in certain jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by our management, directors or our controlling shareholders than would shareholders of a corporation incorporated in some jurisdictions in the United States.

    Certain judgments obtained against us by our shareholders may not be enforceable in Hong Kong.

    We are a Hong Kong company and most of our assets are located outside the United States. Substantially all of our current operations are conducted in Hong Kong. In addition, most of our directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Hong Kong courts would be competent to hear original actions brought in Hong Kong against us or such persons predicated upon the securities laws of the United States or any state.

    Forward-looking statements reflect current expectations and may not be correct.

    This document contains various forward-looking statements, including statements regarding our expectations and projections for future operating performance and business prospects. The words "believe," "expect," "anticipate," "estimate," "project" and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements are forward-looking and reflect our current expectations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. They are subject to a number of risks and uncertainties, including changes in the economic and political environments in Hong Kong. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the reference to these risks.

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of the Company

    i-CABLE was incorporated under the laws of Hong Kong on May 21, 1999 with limited liability under the Companies Ordinance. We changed our name to i-CABLE Communications Limited with effect from August 27, 1999. Our principal place of business is located at Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong. Our telephone number is (852) 2112-6868. Our registered office is located at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong. The telephone number for our registered office is (852) 2118-8118.

    Our agent in the United States is CT Corporation System, which is currently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

B.  Business Overview

    We are the leading pay-TV programming operator and service provider in Hong Kong. We are also one of Hong Kong's two leading broadband Internet access service providers.

    We launched our pay-TV service in October 1993. As of December 31, 2002 we had 605,000 pay-TV subscribers, representing an 8% increase over the previous year.

    We launched our broadband service in March 2000. As of December 31, 2002, we had 225,000 broadband subscribers, representing a 42% increase over the previous year.

    As of December 31, 2002, our in-building coaxial network passed over 1,959,000 homes. Within this total, 1,892,000 homes were connected to our fiber optic cable network, out of which 1,844,000 households were "broadband ready" (i.e., these households were able to subscribe to our broadband service).

Business Strategy

    Our goal is to become Hong Kong's leading provider of integrated multimedia communications services, encompassing video, data and voice services. We are also looking for opportunities to expand into other markets outside of Hong Kong, in the Greater China region. Our strategy is to:

o   Expand our pay-TV subscriber base through programming and marketing

    We will continue to provide locally-targeted, innovative television programming to maintain our market leadership in news, sports and movies. Our investment in Chinese-language programming has been instrumental to our success to date since most of Hong Kong's population speaks Cantonese as their primary language. To complement our local programming, we will continue to broadcast sporting events, movies and major international channels such as ESPN, CNN International, HBO Asia and Discovery. As a result of the effective increase in our channel capacity due to the phased migration of our transmissions from analog to digital, we introduced 25 new channels on our digital platform in 2002. Some of the channels were included in our basic package while others were marketed as tier packages to derive additional revenue from existing or new subscribers. We will continue to evaluate new genres and programs so that we can offer more programming packages to existing and new subscribers. We also plan to continue to increase the number of our subscribers by marketing through direct sales, promotions and advertising. We believe there is an opportunity to further increase our number of subscribers in a market such as Hong Kong as the market for pay-TV services continues to develop.

o   Continuous rollout of our fiber coaxial cable network

    We continue to convert our network to fiber coaxial cable so we can utilize the network's ability to transmit video, data and voice at high speeds. As of December 31, 2002, 97% of our homes passed were connected to our fiber network. A completed fiber coaxial cable network will result in increased network capacity, quality and reliability, which will enable the provision of data and voice services as well as facilitate the introduction of new, enhanced two-way interactive services.

o   Pursue rapid penetration of our broadband Internet access service

    We launched our broadband Internet access service based on cable modem technology in March 2000. There are inherent technological advantages broadband Internet access has over dial-up Internet access. These advantages include faster data transmission speeds, permanent or "always on" connections and no need for subscribers to keep a separate telephone line for Internet access. During 2002, our broadband subscribers grew by 42% to 225,000 and we maintained our position as the second largest residential broadband access service provider in Hong Kong with an estimated market share of about 25%. In the wake of keen competition, this was achieved with aggressive marketing initiatives, causing an erosion of broadband ARPU.

o Leverage our existing assets and resources for the deployment of new products and services

    We plan to leverage our fiber coaxial cable network, local content production expertise, as well as our brandname, marketing and customer service infrastructure to launch new and enhanced Internet and telecommunications services. We believe we can offer these new services, which may generate significant new revenue streams with relatively limited incremental costs. We conducted trials on our network to provide local fixed telephony service. Since December 2001, we have been migrating our pay-TV service to digital broadcasting and production. A new fully-digitized news production center was commissioned in April 2002. We expect this digitization to bring greater efficiency to program production and to facilitate multimedia content development, to expand channel capacity and to provide better security to protect subscription revenue against illegal viewing. In addition, we believe digitization will also pave the way for the introduction of interactive television and transactional services when the technology and market are ready.

Products and Services

Pay-TV Services

    We offer the following pay-TV services:

    Basic Package. As of December 31, 2002, our basic package included access to 24 channels for our analog subscribers and 32 channels for our digital subscribers. We have since added two channels to our basic package for digital subscribers. As of December 31, 2002, the standard monthly subscription fee for new subscribers was HK$298. We also offer various other packages. These packages typically consist of a limited number of channels offered in our basic package at a lower subscription fee in order to enhance our pay-TV penetration.

    Pay-Per-View and Premium Services. We currently offer pay-per-view channels and were the first pay-per-view provider in Asia. Pay-per-view channels offer viewing of movies, adult entertainment and live sporting events at additional fees. As of December 31, 2002, our premium channels included HBO Asia, Cinemax, STAR Movies and Channel A. HBO Asia, Cinemax, STAR Movies offer Hollywood movies and other programs. Channel A features some of the more popular programs we offer from among all our local channels. The standard monthly fee for subscription to HBO Asia or Cinemax or STAR Movies is HK$80. We also introduced three premium packages in 2002. In April 2002, we introduced a premium package of four additional premium channels featuring Indian programs provided by the Zee Network at an additional monthly fee of HK$168. The Zee Network channels are also sold as a stand-alone package for a monthly fee of HK$248. In August 2002, we introduced a five-channel International Package (subsequently expanded to seven), which includes Deutsche Welle from Germany, NHK World Premium and NHK World from Japan, TV5 from France, TVE from Spain, ABC Asia Pacific from Australia and Arirang TV from Korea. The International Package is sold at HK$168 a month as a stand-alone package and an additional monthly fee of HK$128 for existing subscribers. In October 2002, we introduced a six-channel adult entertainment package. The channels sold at HK$168 a month as a premium package for subscribers. In March 2003, we carried the month-long World Cup Cricket live, which was marketed as "pay-per-event" for HK$500.

    As of December 31, 2002, we also provided access and maintenance services to approximately 250,000 satellite television systems households in Hong Kong. Satellite television systems allow customers to view free-to-air channels distributed via satellite.

Internet and Multimedia Services

    In January 1999, we formed a new business unit to develop advanced applications for our fiber coaxial cable network and to capitalize on the rapidly growing number of Internet users in Hong Kong. Our existing products and Internet services are:

    Broadband Internet Access. We introduced our broadband Internet access service utilizing cable modem technology under the i-CABLE brandname in March 2000. As of December 31, 2002, we were one of the two leading broadband service providers in the residential market in Hong Kong. A cable modem is a peripheral device attached to a personal computer that allows the user to send and receive data over a cable television system. The technology allows for a permanent connection to the Internet and eliminates the typical connection delays associated with accessing the Internet using dial-up procedures. The standard monthly subscription fee for new subscribers is HK$248. We charge our broadband Internet access subscribers flat fees with no usage charges. We typically market our broadband Internet access service at discounts to our standard monthly subscription fee for new subscribers.

    Dial-Up Internet Access. We also offer dial-up Internet services to our subscribers. Our dial-up subscribers can access the Internet over their telephone lines with data transmission speeds of up to 56 kilobits per second. The standard monthly subscription fee for our new dial-up subscribers is HK$108.

Programming

Pay-TV Services

    Our strategy has been to achieve pay-TV subscriber penetration through local content production and packaging, consisting primarily of news, movies and live and exclusive sports programming. As there are limited Cantonese language programming alternatives, we produce our own programming and repackage licensed programming to suit local preferences. We are one of the largest producers of television programming in Hong Kong. We originate and repackage 12 channels in our basic package.

    News, movies and sports have been our most important programming genres and we will continue to invest in such programming.

    News. We produce three 24-hour Cantonese news channels. News 1 broadcasts local news and public affairs, financial and comprehensive breaking news. News 2 broadcasts non-stop news with half-hourly updates. Top News broadcasts non-stop news on a trial basis with updates every eight to ten minutes. We believe subscribers are attracted to the convenience and quality of our 24-hour news programming. Our digital news production center commenced operations in early 2002. As the first fully digitized news production center in Hong Kong, it deploys the latest digital shooting, editing and broadcasting technologies to reduce production time and enhance efficiency. It will also facilitate multimedia content development and generate new revenue opportunities. We have also acquired broadcasting rights to international news channels such as CNN International, BBC World and CNBC Asia.

    Movies. Through our own three basic movie channels, our pay-per-view movie channels and three premium channels, we offer popular Hollywood titles, local blockbusters and special packages catering to our subscribers. Our pay-per-view service features movies and adult entertainment programs. We also carry TCM, Cartoon Network and AXN in our basic service and HBO Asia, Cinemax and STAR Movies as premium channels.

    Sports. We produce one sports channel and carry ESPN and STAR Sports. Exclusive and live coverage of sports events has played an important role in attracting new subscribers. Soccer is more popular than any other sport in Hong Kong and our sports channels feature nearly all major European soccer tournaments. In 2002, we were the exclusive broadcaster in Hong Kong for all matches of the 2002 FIFA World Cup. We also carry major international sports events, such as major tennis tournaments including the Australian Open and French Open and major golf and snooker events. Additionally, our Channel 18 provides comprehensive live coverage of all horse races of the Hong Kong Jockey Club.

Our Channels

    Our network capacity enables us to offer a variety of channels with our own originated or packaged channels, primarily in Cantonese, as well as licensed satellite channels. As of December 31, 2002, we offered 56 channels on our network, consisting of 32 basic channels, 13 premium channels and 11 pay-per-view movie channels. Analog subscribers currently receive 24 channels for the basic package plus five premium or pay-per-view channels.

    Our basic pay-TV package currently consists of the following channels:

Channel                    Programming                                        Primary Language
-------                    -----------                                        ----------------
News 1(1)                  24-hour news                                       Cantonese
News 2(1)                  News updates available every half-hour             Cantonese
Movie 1(1)                 Local movies                                       Cantonese
Children/Movie 2(1)        Children's programs and original language          Cantonese/English
                           international movies
Movie 3(1)                 Local and Hollywood movies                         Cantonese/English
Sports(1)                  Major international soccer and other sports        Cantonese/English
                           events
Entertainment(1)           Lifestyle programs featuring general               Cantonese
                           entertainment, talk shows, dramas and game shows
Channel 18(1)              Real time financial text during trading hours      Cantonese
                           and horse racing programs for the remainder
CNN International          International news                                 English
BBC World                  International news and documentaries               English
CNBC Asia                  International/regional financial news              English
Discovery                  Documentaries, spanning culture, history,          English with Chinese subtitles
                           adventure, science and nature
TCM & Cartoon Network      Hollywood classics and cartoon programs            English
ESPN                       Major international soccer and other sports        English
                           events
STAR Sports                Sports channel featuring regional and              English
                           international sports events
AXN                        Action movies/TV series                            English with Chinese subtitles
Sun TV                     Documentary programs with Chinese cultural         Mandarin/Cantonese
                           flavor
CCTV-4                     News, culture and entertainment programs from      Mandarin/English
                           the PRC
National Geographic        Documentaries exploring the wonders of life,       English with Chinese subtitles
                           wildlife and exotic cultures
MTV Mandarin               Music and lifestyle                                Mandarin
Preview(1)                 Electronic program guide                           Cantonese
Phoenix Info News          24-hour news channel targeted at Chinese           Mandarin
                           communities throughout the world
CCTV-9                     News and documentaries targeted at Chinese         English
                           communities worldwide
Bloomberg                  Global financial news                              English
  Eastern International    General entertainment channel from Taiwan          Mandarin
Channel
Adventure One              Outdoor adventure                                  English
Channel News Asia          International news                                 English
Weather(1)                 Local and world weather information                N/A
Top News(1)                Test channel providing round-the-clock news        Cantonese
                           service
Traffic(1)                 Channel showing real-time traffic situation        N/A
China Travel and           Economic and travelogue programs on Mainland       Cantonese
  Economic channel         China
Creation TV(2)             Christian channel in Hong Kong                     Cantonese
Macau Cultural             Entertainment, cultural and horse racing           Cantonese
  Channel(1)(2)            programs from Macau
CAT Preview(1)             Electronic program guide on adult                  Cantonese
                           entertainment

----------------------------
1.   Originated by us.
2.   Launched after December 31, 2002.

    Our premium channels currently offered include the following channels:

Premium Channels           Programming                                       Primary Language
----------------           -----------                                       ----------------
HBO Asia                   Hollywood movies                                  English with Chinese subtitles
Cinemax                    Hollywood movies                                  English with Chinese subtitles
STAR Movies                Hollywood movies                                  English
Channel A(1)               Various programs from across our TV platform      Cantonese/English

Zee TV                     General entertainment from India                  Hindi
Zee Cinema                 Hindi movies                                      Hindi
Zee News                   24 hour news from India                           Hindi
Zee Music                  Wide-range music programs spanning from film,     Hindi
                           pop, classical and Ghazels
Deutsche Welle             News, documentaries and current affairs from      German/English
                           Germany
NHK Premium                News, variety shows, drama, sports, and           Japanese/English
                           children's programs from Japan
TV5                        News, drama series, films, documentaries and      French
                           entertainment programs from France
Arirang TV                 News and entertainment channel from Korea         Korean/English
TVE                        News, documentaries, game-shows, movies, sports   Spanish
                           and children's programs from Spain
Cricket Channel(2)         Live and exclusive coverage of world-class        English
                           cricket events
NHK World TV(2)            News, variety shows, drama, sports and            Japanese/English
                           children's programs from Japan
ABC Asia Pacific(2)        International news, current affairs, education    English
                           and entertainment programs from Australia

----------------------------
1.   Originated by us.
2.   Launched after December 31, 2002.

Viewership

    According to surveys conducted in 2002 by Nielson Media Research, our channels accounted for approximately 35% of the viewership in Hong Kong, making us the second most-watched television station among pay-TV subscriber households.

Internet and Multimedia Services

    Leveraging on our content library production and output, we have enhanced our Chinese language Internet portal to further showcase the multimedia capabilities of our broadband Internet access service. To differentiate ourselves from other Internet services providers, we offer our television program content on our websites as well as develop new content and applications with content providers to offer a rich multimedia experience to our subscribers.

    During 2002, we launched several fee-charging portals, including portals on horse racing, stocks, and adult entertainment. We have also begun charging subscription fees for access to contents in our "walled garden" portals, which include news, sports, movies, fortune, and games. Selected sports events, such as Italian soccer, National Football League and NCAA matches, were also offered live to subscribers at a fee.

Sales and Marketing

Pay-TV Services

    We use a variety of marketing methods to attract and retain subscribers. Direct sales marketing is our most effective sales method, particularly due to Hong Kong's high population density. Our marketing strategy is to:

    o   achieve high brandname awareness;

    o feature live and exclusive sports, popular movies and up-to-the-minute/convenient quality news programming;

    o   develop and retain a team of well-trained direct sales representatives;

    o integrate our direct sales, advertising, inbound and outbound-telemarketing and other sales channels to optimize subscriber acquisition opportunities;

    o offer short-term promotions and incentives for subscribers to sign up quickly for longer-term commitments;

    o   promote customer loyalty by offering subscriber benefit programs;

    o promote customer loyalty through the sale of set-top-boxes to subscribers; and

    o expand into niche markets by offering different programming packages which target subscribers with different price sensitivities.

Internet Access Services

    We launched our dial-up Internet access service under the i-CABLE brandname in March 1999, applying many of the same sales and marketing strategies we have used successfully for our pay-TV services. We launched our broadband Internet access service using cable modems in March 2000. The marketing strategy for our broadband Internet access service is to:

    o   achieve high brandname awareness;

    o   develop and retain a team of well-trained direct sales representatives;

    o integrate our direct sales, advertising, inbound, and outbound-telemarketing and other sales channels to optimize subscriber acquisition opportunities;

    o offer short-term promotions and incentives for subscribers to sign up quickly for longer-term commitments; and

    o   promote customer loyalty by offering subscriber benefit programs

    By leveraging on our brandname, marketing and sales experience, and customer fulfillment capabilities, we believe we have established ourselves as one of the two leading broadband service providers in the residential market at the end of 2002.

Network Architecture

Overview

    Cable television consists of a broadband network transmitting multiple channels of videos, images, sound and data between a central facility and a subscriber's television over fiber optic and coaxial cable.

    Our cable television system consists of three major parts: a head-end, a distribution network, and a home terminal. At the head-end, signals from live studios, video cassette playback machines and servers, and satellites are received, processed, amplified and then sent through a distribution network, which consists of trunk lines, feeder cables and drop cables. Drop cables carry signals into a subscriber's premises and, ultimately, to television receivers in the home terminal.

    The significant advantages of fiber optic technology have led to the increased use of the fiber optic cable as part of the distribution network's trunk lines, or backbone. The portion of our network employing fiber optic trunk lines generally requires less maintenance, resulting in lower operating costs. The increased capacity and reliability of fiber optic cable can be utilized to expand the number and quality of services delivered to the subscribers' premises.

Our Distribution Network

    Our distribution network can be divided into two sections: trunk transmission and in-building coaxial networks. We have substantially completed the trunk transmission sections from a microwave system to fiber optic cable to connect to the in-building coaxial networks to form a HFC cable network. The concentration of high-rise buildings in Hong Kong has been a significant factor in shaping communications networks in the region. The resulting concept of these buildings as "vertical streets" highlights the importance of access to in-building coaxial networks and bandwidth allocation within such in-building coaxial networks.

    Most of our subscribers live in high-rise apartment buildings which have been wired with in-building coaxial networks. The in-building coaxial networks have a bandwidth of 750 MHz. As all television service providers, including Hong Kong's terrestrial television broadcasters, share the bandwidth on the in-building coaxial network, there is a detailed bandwidth distribution scheme mandated by the Telecommunications Authority in Hong Kong. All of our channels utilize a bandwidth of up to 470 MHz. Terrestrial television and satellite providers utilize a bandwidth above 470 MHz. We have been allocated 39 frequency channels by the Telecommunications Authority for television services and two additional frequency channels for broadband services. The total number of frequency channels for television services allocated to us will be reduced to 20 by May 2005 following completion of our digital migration. However, with compression technology, the 20 frequency channels will enable us to carry over 100 program channels.

    We built our existing backbone network first by using a microwave system. The microwave system carries scrambled television signals which travel through fiber optic cables from the cable television headend to transmission sites on hilltops. From the transmission sites, signals are broadcast to the signal processing center located on the rooftops of our anchor buildings. Each signal processing center converts the microwave signals into radio frequency signals. These signals are then distributed by coaxial cable to households in the same building or adjoining buildings. The coaxial network transmits signals through amplifiers to a multi-port two-way tap which connects to the subscriber's drop. The subscriber's drop connects to a set-top box which descrambles the television signals in the subscriber's home.

    To complete our HFC cable network, we have converted the majority of the trunk transmission from microwave to fiber optic cable, which enables two-way active capability. A portion of our network trunks are laid along the infrastructure of the Mass Transit Railway Corporation, the Hong Kong subway system. The subway underground infrastructure provides a stable and protective network environment and facilitates the maintenance of our fiber optic trunk transmission. The in-building coaxial networks, known as last mile access to the subscribers, remain unchanged except for the installation of the return path modules to existing amplifiers.

    After the conversion to HFC cable, our entire network will be two-way active capable. The completed fiber coaxial cable network will also have the capacity to support additional advanced services by placing telecommunications and data-communications equipment at network nodes to interface with facilities of various Internet service providers, value-added service providers, content providers, network carriers and broadcasters.

    We returned the 12 GHz and 2 GHz microwave frequencies to the Hong Kong government during 2001. The Telecommunications Authority has allowed us to use alternative frequencies at 18 GHz to broadcast our pay-TV services to certain homes in remote locations. Since December 2001, we have begun to migrate our television service to digital broadcasting to combat illegal viewing and to expand our channel capacity. In March 2002, we shut down the more vulnerable analog service on our microwave network to protect our signal integrity. We have also begun to convert our HFC subscribers to digital by replacing their set top boxes in phases. We have undertaken to the Government to complete the migration by May 31, 2005. By the end of December 2002, we had converted more than one-third of our subscribers to digital service.

    To ensure a smooth migration to digital broadcasting, the Hong Kong government has allocated an additional four in-building network frequencies on top of the original 31 frequencies allocated to us in order to maintain the integrity of our analog service. We will return 15 frequencies to the Hong Kong government when we have completed our migration and maintain a 20 frequency digital platform, which will enable us to offer over 100 program channels with digital compression technology.

Broadband Internet Access System

    We use our hybrid fiber coaxial cable network to provide broadband Internet access service. In order to provide such services, we need to install cable modem head-ends to route the Internet data traffic through our digital transport network.

    Internet access is the first application utilized over our hybrid fiber coaxial cable network. In the future, we may introduce other applications, such as voice services, over the cable modem infrastructure with incremental investment.

Customer Service and Technical Support

    We believe providing a high level of customer service and technical support to our subscribers is integral to our customers' satisfaction. In order to achieve this, we operate a 24-hour customer service hotline. We continually seek to staff our customer service department with qualified personnel to provide solutions to potential customer questions or related matters. We also continue to invest in equipment and technology to enhance operational efficiency. Most of the customer service representatives have in-depth knowledge of our pay-TV and Internet and Multimedia services.

    Subscribers can pay through a direct-debit service that automatically deducts the monthly payment from a subscriber's designated bank account or credit card account, by telephone, at payment points such as local banks or automated teller machines, or by mail.

    We provide our subscribers with complete technical support, including installation, maintenance and service calls and disconnection of our services. We monitor key statistics, such as average time for completion of installation, in order to identify any potential areas for improvement.

Research and Development

    We do not conduct any research and development activities for new technologies.

Intellectual Property

    We have registered certain trademarks, including our brandname, logo, and certain advertising features, as well as trademarks in connection with our pay-TV services with the Hong Kong Trade Marks Registry, the independent authority responsible for registration of trademarks in Hong Kong. In addition, we have registered some of our trademarks in the PRC, Taiwan and Macau.

Insurance

    We have insurance with reputable insurance providers to cover risks incurred in the ordinary course of business, including general liability, property coverage and workers' compensation insurance in amounts typical of similar operators in the cable industry. We believe our insurance coverage is adequate and there have not been any significant insurance claims during the past three years.

C.  Organizational Structure

    The chart below represents i-CABLE's organizational structure as of December 31, 2002. All the companies have been established under the laws of Hong Kong, except for Apex Victory Limited, i-CABLE China Limited, i-CABLE Ventures Limited, Kreuger Assets Limited, Moscan Assets Limited and Wisdom Global Holdings Limited, which were established under the laws of the British Virgin Islands. All the companies are direct or indirect wholly-owned subsidiaries of i-CABLE.

                                              ------------------------------------
                                              |  i-CABLE Communications Limited  |
                                              ------------------------------------
                                                                  |
                     ---------------------------------------------------------------------------------
                     |                                            |                                  |
-----------------------------------------        -------------------------       ------------------------------
|  Cable Network Communications Limited  |       |  Apex Victory Limited  |      |  i-CABLE Ventures Limited  |
-----------------------------------------        -------------------------       ------------------------------
                     |                                            |
                     |                                            |            ---------------------------
                     |                                            -------------|  i-CABLE China Limited  |
                     |                                            |            ---------------------------
                     |                                            |
                     |                                            |            ------------------------------------------
                     |                                            -------------|  i-CABLE Satellite Television Limited  |
                     |                                                         ------------------------------------------
                     |                        ----------------------------------------
                     -------------------------|  Hong Kong Cable Television Limited  |
                     |                        ----------------------------------------
                     |                                            |
                     |       --------------------------------     |                   ----------------------------
                     |       |  Hong Kong Cable Enterprises  |    --------------------|  i-CABLE Complex Limited  |
                     --------|  Limited (formerly Global     |    |                   ----------------------------
                     |       |  Media In Force Limited)      |    |
                     |       ---------------------------------    |                   -----------------------------
                     |                                            --------------------|  New Television and Film  |
                     |                                                                |   International Limited   |
                     |                                                                -----------------------------
                     |            ------------------------------------
                     -------------|  Wisdom Global Holdings Limited  |
                     |            ------------------------------------
                     |
                     |                      --------------------------------
                     -----------------------|   i-CABLE Network Limited    |
                     |                      --------------------------------
                     |
                     |                      --------------------------------
                     -----------------------|  i-CABLE WebService Limited  |
                     |                      --------------------------------
                     |
                     |                      --------------------------------------------------
                     -----------------------|             Kroeger Assets Limited             |
                     |                      --------------------------------------------------
                     |
                     |                      --------------------------------------------------
                     -----------------------|             Maspon Company Limited             |----------
                     |                      --------------------------------------------------          |
                     |                                                                                  |
                     |                                                                                  |   99.9975%
                     |                                            0.0025%            -------------------------------------
                     |---------------------------------------------------------------|  The Network Leasing Partnership  |
                     |                                                               -------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|               Moscan Assets Limited            |
                     |                      -------------------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|     Rediffusion Satellite Services Limited    |
                     |                      -------------------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|        Rediffusion (Hong Kong) Limited        |
                     |                      -------------------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|        Rediffusion Engineering Limited        |
                     |                      -------------------------------------------------
                     |
                     |                       ------------------------------------------------
                     ------------------------|          Riddlewood Company Limited           |----------
                     |                       ------------------------------------------------           |
                     |                                                                                  |
                     |                                                                                  |  99.9975%
                     |                                         0.0025%                    -----------------------------------
                     |-------------------------------------------------------------------|  The Cable Leasing Partnership  |
                                                                                          -----------------------------------

    All of the subsidiaries are 100% owned unless otherwise specified and are consolidated in our financial statements.

D.  Property, Plant and Equipment

    We own most of our cable systems distribution networks and lease some fiber links for our microwave network. We have obtained licenses to use the signal reception sites that house our antenna towers and head-ends and microwave complexes. We have entered into an agreement with Wharf T&T for the shared use and maintenance of some of the ducts that house our network. We lease office space from The Wharf (Holdings) Limited in Tsuen Wan, Hong Kong, for our principal executive offices and programming production studios. The physical components of our network require maintenance and periodic rebuilding to keep pace with technological advances. We believe that our properties, both owned and leased, are in good condition and are legally and physically suitable and adequate for our business operations as presently conducted and as proposed to be conducted.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

    You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in Hong Kong Dollars as of December 31, 2002. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the Hong Kong Dollar Noon Buying Rate at December 31, 2002, which was HK$7.7988 per US$1.00. Sums may not add due to rounding.

Overview

    i-CABLE was incorporated under the laws of Hong Kong in May 1999. The following discussion reflects our financial condition and results of operations. Our reorganization was accounted for as a reorganization of businesses under common control. Accordingly, our consolidated financial statements were prepared on the basis of historical costs and as if the consolidated companies had been part of i-CABLE throughout the periods presented.

    This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto presented in this annual report. The information presented below has been extracted from the accounts of the Company and its subsidiaries as prepared in accordance with Hong Kong GAAP. A reconciliation of our net profit/loss and shareholders' equity as prepared in accordance with U.S. GAAP is also separately provided in note 33 to our consolidated financial statements.

    Hong Kong Cable Television Limited ("HKC"), our subsidiary, launched its pay-TV service in Hong Kong in October 1993 and is Hong Kong's leading pay-TV system operator. As of December 31, 2002, our network passed over 1,959,000 homes, of which 1,892,000 have been connected to our fiber network. As of December 31, 2002, we had 605,000 pay-TV subscribers.

    Through our HFC network we began to offer broadband Internet access service in March 2000. As of December 31, 2002, we had 225,000 broadband Internet subscribers. Since the end of 2000, we have conducted field trials to distribute voice service using Voice over Internet Protocol technology over our network.

    The provision of television broadcasting services in Hong Kong is regulated by the Broadcasting Authority, a statutory body of the Hong Kong government. HKC is a licensed television broadcaster and is subject to the provisions of Hong Kong's Broadcasting Ordinance and other applicable laws, conditions and codes of practice. In order to provide telecommunications services, including broadband Internet access service over our fiber coaxial cable network, we obtained a Fixed Telecommunications Network Services license from Hong Kong's Telecommunications Authority in January 2000.

    We generated approximately 79% of our revenues from our pay-TV segment, with the balance derived from our Internet and Multimedia segment.

    Subscription fees charged to our pay-TV customers for basic, premium and pay-per-view services, and for provision of installation and other support services accounted for the majority of our pay-TV revenue. We derive additional revenues from advertising income, program-guide sales, satellite television systems services, multimedia dial-up and broadband access services. We have increased our pay-TV revenue in each of the past three fiscal years primarily by attracting more subscribers.

    Broadband revenue constituted over 90% of our Internet and Multimedia revenue, with additional revenues coming from our dial-up Internet access, portal subscriptions and advertisement fees.


    Our operating expenses consist primarily of:

    o  programming costs;
    o  network and other operating expenses;
    o  selling, general and administrative expenses; and
    o  depreciation

    Programming costs, representing the largest component of our operating costs, are costs incurred for the acquisition, production and broadcasting of programming, and the amortization of programming rights. Programming related personnel costs accounted for approximately 39% of total programming costs in 2002.

    Network and other operating expenses include our network maintenance and operating costs for the expanding network, telecommunication expenses for Internet services, other technical support costs as well as our customer service and billing costs.

    Selling, general and administrative expenses include expenses incurred for marketing, sales and administration, information systems support and other corporate support services.

    Depreciation includes the depreciation of property, plant and equipment.

Early Redemption of Convertible Bonds

    On November 24, 1999, we issued 4% fixed rate convertible bonds in an aggregate principal amount of HK$1,800 million. These convertible bonds are due for redemption at face value on November 23, 2003 and are held by Wharf Communications, a wholly-owned subsidiary of our controlling shareholder, The Wharf (Holdings) Limited. The convertible bonds are convertible into our ordinary shares.

    On September 17, 2002, we entered into a deed with Wharf Communications to early redeem HK$1,500 million of these convertible bonds at the face value redemption price of HK$1,500 million plus accrued interest from July 1, 2002 up to but excluding the completion date. On October 22, 2002, our independent shareholders approved the early redemption and the transaction was completed in late October 2002.

    Prior to the early redemption, we had surplus funds of approximately HK$1,500 million, which earned a yield of less than 2% per annum pending the redemption of the convertible bonds, and which was applied towards the early redemption. The early redemption resulted in a reduction of our net financing costs. The balance of the outstanding convertible bonds amounting to HK$300 million will be due for redemption as originally scheduled on November 23, 2003. We also arranged HK$800 million in short term bank credit facilities in 2002 to enhance our liquidity position. We believe that cash generated from our operations and funds available from external sources are sufficient to cover our operating and capital expenditures.

    See also "Item 7--Major Shareholders and Related Party Transactions--Related Transactions."

Non-GAAP Financial Measures

    We use a financial measure that we defined as adjusted EBITDA to provide additional information about our operating performance. Adjusted EBITDA refers to our earnings before the following items:

    o  interest income;
    o  finance costs;
    o  non-operating income/expense;
    o  provision for income tax;
    o depreciation of property, plant and equipment (excluding network rental income and expense), but after amortization of programming rights; and
    o  impairment loss on investments.

    Adjusted EBITDA is not a standard measure under either Hong Kong GAAP or U.S. GAAP. However, we believe the investor community commonly uses this type of financial measure to assess the operating performance of companies in our market sector.

    As a measure of our operating performance, we believe that the most directly comparable Hong Kong GAAP and U.S. GAAP measure to adjusted EBITDA is net income. We operate in a capital intensive industry. We use adjusted EBITDA in addition to net income because net income includes many accounting items associated with capital expenditures, such as depreciation of property, plant and equipment. These accounting items may vary between companies depending on the method of accounting adopted by a company. By minimizing differences in capital expenditures and the associated depreciation expenses as well as reported tax positions, adjusted EBITDA provides further information about our operating performance and an additional measure for comparing our operating performance with other companies' results.

    The following table reconciles our net income under Hong Kong GAAP to our definition of adjusted EBITDA for the periods indicated:

                                                                     As of December 31,
                                                      ----------------------------------------------
                                                          1998      1999    2000     2001    2002
                                                        -------   ------- -------  ------- -------
                                                           HK$       HK$     HK$      HK$     HK$
                                                                     (in millions)
        Adjusted EBITDA                                    126      225     442       615     730

        Adjustments:
        Network rental income.................             252      208       -         -       -
        Network rental expense................            (143)    (117)      -         -       -
        Interest income.......................               -       11     101        58      26
        Finance costs.........................            (332)     (90)    (72)      (72)    (62)
        Non-operating income/(expense)........              (4)      (6)     (2)        1       -
        Provision for income tax..............               5        1       -         -       -
        Impairment loss on investments........               -        -       -         -     (73)
        Depreciation..........................            (473)    (469)   (449)     (435)   (504)
        Net profit/(loss).....................            (569)    (237)     20       167     117

    You should not consider our definition of adjusted EBITDA in isolation or construe it as an alternative to net income or as an indicator of operating performance or any other standard measure under Hong Kong GAAP or U.S. GAAP. Our definition of adjusted EBITDA does not account for taxes and other non-operating cash expenses. Our adjusted EBITDA measures may not be comparable to similarly titled measures used by other companies.

Critical Accounting Policies and Estimates

    Our financial statements are prepared in accordance with Hong Kong GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Our management evaluates their estimates and assumptions including those related to revenue recognition, useful lives of property, plant and equipment and impairment of long lived assets at each balance sheet date. Actual results may differ from these estimates under different assumptions or conditions.

    We believe that the following critical accounting policies have a more significant impact on our financial statements, either because of the significance of the financial statement elements to which they relate, or because they require judgment and estimations.

    Revenue recognition. Revenue from rendering of services is recognized only when the outcome of a transaction can be estimated reliably with the amount recognized by reference to the stage of completion of the transaction at the balance sheet date. The outcome of a transaction can be estimated reliably when all of the following conditions are satisfied: (a) the amount of revenue can be measured reliably; (b) it is probable that the economic benefits associated with the transaction will flow to us; (c) the stage of completion of the transaction at the balance sheet date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. In certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single multiple-element transaction in order to reflect the substance of the transaction. Please see note 2(h) to our consolidated financial statements for further details of our revenue recognition policies.

    Useful lives of property, plant and equipment. The useful lives of property, plant and equipment are estimated in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes. If these changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Estimation of useful lives involves judgment and assumptions. Our policies regarding accounting for these assets are included in note 2(d) to our consolidated financial statements.

    Impairment of long lived assets. Long lived assets including property, plant and equipment, programming library and goodwill (including those initially taken to reserves) are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Our accounting policies on impairment of assets are further detailed in note 2(t) to the consolidated financial statements.

Results of Operations

    The following table summarizes our results of operations under Hong Kong GAAP for the years ended December 31, 2000, 2001 and 2002.

                                                                          Year ended December 31,
                                                                  -------------------------------------
                                                                     2000         2001          2002
                                                                   --------     --------     ---------
                                                                           (HK$ in millions)

    Service revenues                                                1,649         1,931        2,161
                                                                   --------     --------     ---------

    Programming costs........................................         559           602          732
    Network and other operating expenses.....................         324           364          351
    Selling, general and administrative expenses.............         324           350          348
                                                                   --------     --------     ---------
                                                                    1,207         1,316        1,431

    Depreciation.............................................         449           435          504
                                                                   --------     --------     ---------
    Total operating expenses.................................       1,656         1,751        1,935

    Profit/(loss) from operations............................          (7)          180          226
    Non-operating income/(expense)...........................          (2)            1           (0)
    Interest income..........................................         101            58           26
    Impairment loss on investments...........................           -             -          (73)
    Finance costs............................................         (72)          (72)         (62)
                                                                   --------     --------     ---------
    Profit before taxation...................................          20           167          117

    Provision for income tax.................................             -           -            -
                                                                   --------     --------     ---------
    Net profit...............................................          20           167          117
                                                                   ========     ========     =========

2002 Compared to 2001

    Service Revenues

    Our service revenues in 2002 increased by HK$230 million (US$29 million), or 12%, to HK$2,161 million (US$277 million) from HK$1,931 million in 2001. Service revenues from our pay-TV business in 2002 grew by HK$115 million (US$15 million), or 7%, to HK$1,711 million (US$219 million) from HK$1,595 million in 2001 due to increases in both subscription and airtime sales revenues. During the same period, service revenues from our Internet related services rose by HK$114 million (US$15 million), or 34%, to HK$450 million (US$58 million) from HK$336 million during the previous year as the growth in the number of broadband subscribers was partially offset by a fall in broadband ARPU. Service revenues attributable to our Internet related services accounted for 21% of our total service revenues in 2002, representing an increase as compared to 17% during the previous year.

    Operating Expenses

    Our operating expenses including depreciation increased by HK$183 million (US$23 million), or 10%, to HK$1,935 million (US$248 million) in 2002 from HK$1,751 million in 2001, with the following breakdown:

       Programming Costs. Programming costs increased by 22% to HK$732 million (US$94 million) in 2002 from HK$602 million in 2001, primarily due to costs related to our carriage of the 2002 FIFA World Cup in Hong Kong.

       Network and Other Operating Expenses. Network and other operating expenses decreased 4% to HK$351 million (US$45 million) in 2002 from HK$364 million in 2001, primarily due to lower international bandwidth costs, which were partially offset by higher customer service costs.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 1% to HK$348 million (US$44 million) in 2002 from HK$350 million in 2001 due mainly to lower marketing and overhead costs.

       Depreciation. Depreciation expenses increased by 16% to HK$504 million (US$65 million) in 2002 from HK$435 million in 2001 due mainly to capital investments in digital set-top boxes, our Digital News Centre, cable modems and related network equipment.

    Operating Profit

    We recognized an operating profit of HK$226 million (US$29 million) in 2002, representing a HK$46 million (US$6 million), or 26%, improvement compared to HK$180 million in 2001. This was primarily due to our high operating gearing with relatively low marginal costs of servicing each additional pay-TV or broadband subscriber.

    Interest Income and Finance Costs

    Interest income dropped by HK$32 million (US$4 million), or 55%, to HK$26 million (US$3 million) in 2002 from HK$58 million in 2001 due to the low interest rate environment and a significant reduction in surplus funds after the early redemption of our fixed rate convertible bonds in October 2002. Finance costs also decreased by HK$10 million (US$1 million), or 13%, to HK$62 million (US$8 million) in 2002 from HK$72 million in 2001 due to the early redemption of our fixed rate convertible bonds.

    Impairment Loss

    We made a provision of HK$73 million (US$9 million) for the diminution in value of our venture investments in the technology sector out of a total investment cost of over HK$93 million (US$12 million). Following this provision, the net amount representing venture investments in our balance sheet as at December 31, 2002 was HK$21 million (US$3 million).

    Net Profit

    We recorded a net profit after taxation of HK$117 million (US$15 million) in 2002, representing a decrease of HK$50 million (US$6 million), or 30%, from HK$167 million in 2001. This decrease was primarily due to the impairment provision for our venture investments of HK$73 million (US$9 million). Basic and diluted earnings per share for 2002 were 5.8 cents as compared to basic and diluted earnings per share of 8.3 cents in 2001.

2001 Compared to 2000

    Service Revenues

    Our service revenues in 2001 increased by HK$282 million, or 17%, to HK$1,931 million from HK$1,649 million in 2000, due to the increase in pay-TV revenue and revenue from our Internet related services. Revenues from Internet related services grew by HK$227 million, or tripled, with the rapid growth in our broadband subscribers being the driving force. However, pay-TV revenue grew by only HK$54 million, or 4%, during the period. Revenues from Internet related services accounted for approximately 17% of our total revenues in 2001, compared to 7% in 2000. We also expect our Internet revenues to continue to grow with the anticipated rapid increase in broadband penetration in Hong Kong over the next few years.

    Operating Expenses

    Our operating expenses, including depreciation, increased by HK$95 million or 6% to HK$1,751 million in 2001 from HK$1,656 million in 2000, with the following breakdown:

       Programming Costs. Programming costs increased by 8% to HK$602 million in 2001 from HK$559 million in 2000, principally due to additional costs from our new carriage agreement with the STAR Group. Programming costs as a percentage of service revenues, however, decreased to 31% from 34% in 2000 mainly due to the significant growth in Internet related revenues without a corresponding increase in programming costs.

       Network and Other Operating Expenses. Network and other operating expenses rose by 12% to HK$364 million in 2001 from HK$324 million in 2000, primarily due to an increase in bandwidth, network, and customer services costs associated with the continued rollout of our broadband service.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses rose by 8% to HK$350 million in 2001 from HK$324 million in 2000 as a result of higher marketing, advertising and sales related staff costs, particularly in relation to our broadband business.

       Depreciation. Depreciation expenses decreased by 3% to HK$435 million in 2001 from HK$449 million in 2000, mainly due to the expiration of the depreciation cycle for analog set-top-boxes and TV production facilities, which was partially offset by an increase in network and cable modem depreciation expenses.

    Operating Profit

    We recognized an operating profit of HK$180 million in 2001, representing a HK$187 million improvement over an operating loss of HK$7 million recorded for the year ended 2000. This was primarily due to our strong operational gearing with relatively low marginal costs of servicing each additional pay-TV or broadband subscriber.

    Interest Income and Finance Costs

    Interest income declined sharply by HK$43 million, or 43%, to HK$58 million in 2001 from HK$101 million in 2000, primarily due to declining yields from a low interest environment. Finance costs on our fixed rate convertible bonds in 2001 remained flat at HK$72 million.

    Net Profit

    We recorded a net profit after taxation of HK$167 million in 2001, with a seven-fold increase over net profit after taxation of HK$20 million in 2000. Basic and diluted earnings per share for 2001 were 8.3 cents as compared to basic and diluted earnings per share of 1.0 cent in 2000.

U.S. GAAP Reconciliation

    Our consolidated financial statements are prepared in accordance with Hong Kong GAAP which differs in certain material respects from U.S. GAAP.

    The description of the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to i-CABLE, including deferred pre-maturity and franchise costs, the offset of goodwill against reserves and related goodwill amortization, the reversal of impairment writedown, provision for deferred taxes liabilities and recognition of deferred tax assets, installation fees, costs and subscription fees, investment write down to earnings and share option compensation expense, is provided in note 33 to our consolidated financial statements. A reconciliation of net profit/(loss) for the three years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of December 31, 2001 and 2002 under Hong Kong GAAP to the comparable amounts determined under U.S. GAAP is also provided in note 33 to our consolidated financial statements.

    Net profit/(loss) and shareholders' equity under Hong Kong GAAP as compared to the amounts determined under U.S. GAAP is set forth below:

                                                        As of and for the year ended December 31,
                                                        -----------------------------------------------
                                                         2000                2001               2002
                                                         ----                ----               ----
                                                                      (HK$ in millions)
    Net profit/(loss):
    Hong Kong GAAP..............................             20               167                 117
    U.S. GAAP...................................           (110)               (6)                100

    Shareholders' equity:
    Hong Kong GAAP..............................          1,290             1,443               1,512
    U.S. GAAP...................................          1,694             1,705               1,754

B.  Liquidity and Capital Resources

Liquidity

    Since the commencement of our business, we have financed our operations and capital expenditure requirements primarily through shareholder's loans from Wharf Communications and cash flows from operations and the initial public offering in 1999. In October 2002, we early redeemed HK$1,500 out of HK$1,800 outstanding of our fixed rate convertible bonds, which were scheduled to mature in November 2003. These fixed rate convertible bonds were held by a subsidiary of The Wharf (Holdings) Limited. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Early Redemption of Convertible Bonds" and "Item 7--Major Shareholders and Related Party Transactions--Related Transactions." We also arranged HK$800 million in short term bank credit facilities in 2002 to enhance our liquidity position. Other than these bonds and the short term bank credit facilities, we had no external financing arrangements for 2000, 2001 and 2002, apart from small amounts of bank overdrafts and net borrowings from banks to meet working capital requirements, amounting to approximately HK$8 million, HK$8 million and nil amount at December 31, 2000, 2001 and 2002, respectively.

    In October 2002, we made an early redemption of HK$1,500 million of our HK$1,800 million convertible bonds to reduce our net financing costs. The repayment was financed primarily by our surplus cash with an average yield of less than 2% per annum, far below the 4% per annum interest payable on the fixed-rate convertible bonds. We have also arranged HK$800 million in short-term bank credit facilities to enhance our liquidity position.

    As of December 31, 2002, the ratio of net debt to total assets (excluding cash and deposits with financial institutions) was 7%. Our current ratio was 44%, as we had current assets of HK$645 million compared to current liabilities of HK$1,465 million. The net debt position at December 31, 2002 was HK$196 million, being $386 million of bank loans, HK$300 million of convertible bonds bearing a fixed interest rate of 4% due to be repaid in November 2003, offset by deposits with financial institutions, investments in debt securities and cash and bank balances.

    The primary sources of liquidity are cash generated from our operations and the balance of cash raised from our initial public offering in 1999. At December 31, 2002, the net amount of our cash on hand, amounting to HK$7 million (US$0.9 million), our deposits with financial institutions of HK$468 million (US$60 million) along with our expected cash flow from operations are expected to be more than sufficient to fund our current operational and capital expenditure plans.

    During 2002, net cash generated from operating activities amounted to HK$863 million (US$111 million), an increase of HK$129 million (US$17 million) or 18% from HK$734 million in 2001. Cash outflow from investing activities in 2002 totaled HK$884 million (US$113 million), representing a decrease of HK$179 million (US$23 million) or 17% from HK$1,063 million in 2001, mainly due to the reduction in new deposits placed with financial institutions in 2002.

    The following table sets forth a summary of our statements of cash flows under Hong Kong GAAP for the years ended December 31, 2000, 2001 and 2002.

                                                                             Year ended December 31,
                                                                         --------------------------------
                                                                           2000        2001          2002
                                                                          ------      ------       -------
                                                                                  (HK$ in millions)
    Net cash inflow from operating activities................              680          734           863
    Net cash outflow from investing activities...............             (736)      (1,063)         (884)
    Net cash outflow from financing activities...............               (8)           -        (1,177)
    Net decrease in cash and cash equivalents................              (64)        (329)       (1,198)
                                                                          =====      =======       =======

    If the primary sources of funding are inadequate to meet our liquidity requirements and borrowing commitments, or if we pursue new projects, we may need to raise capital in the future. Depending on our capital requirements, market conditions and other factors, we may raise additional funds through debt or equity offerings or through the sale of assets. In the event that such financing cannot be obtained, we may have to scale back our business expansion plans.

Capital Resources

    Our cash outflow from capital expenditures decreased by HK$32 million (US$4 million) or 5% to HK$609 million (US$78 million) in 2002 from HK$641 million in 2001. The capital expenditures were incurred primarily from the rollout of our broadband service, the construction of fiber trunk and in-building coaxial networks, and the digitization of our news broadcasting facilities.

    Our cash outflow from the purchase of our programming library for the year ended December 31, 2002 decreased by HK$6 million (US$0.8 million) or 5% to HK$107 million (US$14 million) from HK$113 million in 2001.

Contractual obligations and commitments

    The following table summarizes our material contractual obligations and commitments at December 31, 2002.

                                                                        2004     2007 and
                                                           2003         -2006    thereafter        Total
                                                        ---------------------------------------  ------------
                                                                        (HK$ in millions)

 Convertible bonds..................................         300            -             -           300
 Operating leases...................................          35           71            13           119
 Capital commitments
      Plant and equipment...........................          61            -             -            61
      Programming rights............................           -            -             -             -
                                                        -------------  ----------  ------------  ------------

 Total..............................................         396           71            13           480
                                                        =============  ==========  ============  ============


    We had interest-bearing convertible bonds of HK$300 million in issue as of December 31, 2002. The term of the bonds is four years from November 24, 1999, with interest payable at the rate of 4% per annum. The convertible bonds are redeemable on November 23, 2003, if not converted into ordinary shares of the Company.

    We have operating leases for our premises and certain office equipment, some of which have future minimum lease payments and do not allow for early termination by us without cause. As of December 31, 2002, our minimum lease payment commitments under such operating leases totaled HK$119 million (US$15 million).

    As of December 31, 2002, our capital commitments in respect of plant, equipment, leasehold improvements and programming rights amounted to HK$61 million (US$8 million). We expect to meet these commitments from our current cash on hand and additional cash to be generated from future operations.

Prospects

Pay-TV

    We plan to increase our pay-TV subscriber base by marketing through direct sales, promotions, and advertising. In addition, we will continue to explore the opportunities for launching new services, by offering more tiered packages and by expanding the line-up of pay-per-view channels made possible by the expanded effective network capacity following digitization. Three premium packages were introduced in 2002. We will continue to introduce new packages and programs, making full use of the expanded network capacity following digitization to derive additional income. At the same time, to broaden our appeal to viewers, plans are afoot to launch a 24-hour entertainment news channel to provide round-the-clock local updates on happenings in the local and global entertainment world. Packaged with an innovative concept combining fast-paced news reports and lifestyle magazine variety programs, the channel is expected to give a fresh experience to viewers.

    Illegal viewing activities have been a major threat to our pay-TV business since 2001. We have since taken efforts, including implementing periodic software changes on our analog platform and migrating to digital broadcasting, to curb illegal viewing. However, illegal viewing activities have continued and we are aware that pirate digital set-top-boxes have started to appear in the market. Manufacturers or vendors of unauthorized pay-TV decoders will always attempt to overcome our analog or digital encryption methods. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may become more widespread, adversely affecting the growth of our pay-TV subscriber base and subscription revenue. See "Item 3--Key Information--Risk Factors--Illegal viewing activities may affect our Pay-TV subscriber growth."

Internet and Multimedia

    We intend to increase our broadband subscriber base by marketing through direct sales, promotions, advertising, and offering competitive prices. The growth of our broadband subscriber base may require continued growth in the demand for broadband services in Hong Kong, although critical issues concerning the increased use of the Internet may adversely affect future demand for our broadband Internet access service. See "Item 3--Key Information--Risk Factors--Demand for our broadband Internet access service may not continue to grow."

    The markets for Internet access and related services in Hong Kong are highly competitive. This high level of competition may reduce our broadband revenue, resulting in a decrease in our cash flow and operating margin. In 2002, we offered an aggressive marketing initiative for our broadband service to maintain subscription growth momentum. See "Item 3--Key Information--Risks Factors--The competition we face from other television broadcasters and Internet service providers may cause us to lose market share."

New Services

    We continue to look for ways to offer new services by leveraging our fiber coaxial cable network, local content production expertise, as well as our brandname, marketing and customer service infrastructure to launch new and enhanced Internet and telecommunications services. With our capacity to offer live digital content as well as our abundance of digital content in library, we are in a good position to offer content to other service operators, such as new third-generation mobile service operators.

Satellite Television Service in Mainland China

    We plan to launch a satellite channel targeted mainly at Mainland China in 2003. The satellite channel has been granted approval to broadcast to three-star or higher-rated hotels, foreign compounds and other select areas in Mainland China. The relevant television market in China is highly competitive. The channel is expected to incur losses in its initial years of operation and there is no assurance that the channel will become profitable. See "Item 3--Key Information--Risk Factors--We plan to launch a satellite television service in Mainland China. The operation of such service may not be profitable."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

    Our directors and senior management are as follows:

                                                   Age as of
    Name                                       December 31, 2002                     Positions
    ---------------------------------------  ----------------------  -----------------------------------------
    Mr. Stephen T. H. Ng...................            50            Chairman, President and Chief Executive
                                                                         Officer
    Dr. David K. D. Hsu(2).................            60            Director
    Mr. Fa-Kuang Hu, GBS, CBE, JP..........            79            Director
    Mr. Quinn Y.K. Law(3)..................            50            Director
    Mr. Victor C. W. Lo, GBS, JP...........            52            Director
    Dr. Dennis T. L. Sun, BBS, JP..........            52            Director
    Mr. Samuel S. F. Wong(3)...............            41            Director and Chief Financial Officer
    Sir Gordon Y.S. Wu, KCMG, FICE.........            67            Director
    Mr. Vincent T. Y. Lam..................            52            Executive Director - Technology and
                                                                         Network Services, HKC(1)
    Mr. Eric Lo............................            52            Executive Director - Cable Subscription
                                                                         Services, HKC(1)
    Mr. Benjamin W. S. Tong................            53            Executive Director - Multimedia
                                                                         Services, HKC(1)
    Mr. Siuming Y.M. Tsui..................            49            Executive Director - Programming
                                                                         Services, HKC(1)
    Mr. Garmen K. Y.  Chan.................            49            Vice President - External Affairs
    Mr. Ronald Y.C. Chiu...................            50            Vice President- News and Sports
    Mr. Paul K. S. Lo......................            47            Vice President - Human Resources and
                                                                         Administration
    Mr. Simon K. K. Yu.....................            49            Vice President - Procurement
    Mr. Samuel C. C. Tsang.................            46            Chief Operating Officer - Hong Kong
                                                                         Cable Enterprises Limited

    ----------------------------------------
    1.  HKC - Hong Kong Cable Television Limited.
    2. Dr. David K.D. Hsu retired after our Company's Annual General Meeting on May 29, 2003.
    3. Mr. Quinn Y.K. Law and Mr. Samuel S.F. Wong were appointed Directors of the Company in April 2003.

Directors

    Stephen T. H. Ng. Mr. Ng became Chairman of our Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of The Wharf (Holdings) Limited, deputy chairman of Wheelock and Company Limited ("Wheelock"), a director of Joyce Boutique (Holdings) Limited. Furthermore, he is the chairman, president and chief executive officer of Wharf T&T, the chairman of Wharf Communications and a director of WF Investment Partners Limited. He serves as a member of the Hong Kong - United States Business Council.

    David K. D. Hsu. Dr. Hsu has been a Director of the Company since 2000. He is also the chairman of Multi-Fineline Electronix, Inc., a circuit manufacturer in the U.S., a director of MedicineNet, Inc., Webzter, Inc., California Gastroenterology Network, and the former chairman of First Internet Franchise Corporation. Furthermore, he is a member of Orange County Medical Association, American Society of Gastrointestinal Endoscopy and an associate clinical professor of medicine, University of California, Irvine.

    Fa-Kuang Hu, GBS, CBE, JP. Mr. Hu has been a Director of the Company since 1999. He is also the chairman of Ryoden Development Limited and is a director of Hysan Development Company Limited. Furthermore, he is a member of the Chinese People's Political Consultative Conference.

    Quinn Y.K. Law. Mr. Law has been a Director of the Company since April 2003. He is also a director of The Wharf (Holdings) Limited, Modern Terminals Limited and Wharf T&T.

    Victor C. W. Lo, GBS, JP. Mr. Lo has been a Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. He is one of the leading industrialists in the region. Furthermore, he is currently the chairman of the Federation of Hong Kong Industries and the Hong Kong Science and Technology Parks Corporation, a member of Hong Kong's Council of Advisors on Innovation and Technology, and a council member of the Hong Kong Trade Development Council. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2001.

    Dennis T. L. Sun, BBS, JP. Dr. Sun has been a Director of the Company since December 2001. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited ("CPPH"). He is also a director of Searich Group Limited, which is the controlling shareholder of CPPH. Furthermore, he is the honorary president and chairman of the Hong Kong Photo Marketing Association and also the life honorary advisor of the Photographic Society of Hong Kong. He is also the vice patron of the Community Chest of Hong Kong from 1999 to 2002, a trustee of The Better Hong Kong Foundation and also appointed as a member of the Equal Opportunities Commission from 2000 to 2002. Furthermore, he is a council member of Lingnan University. He was awarded the Bronze Bauhinia Star in 1999.

    Samuel S. F. Wong. Mr. Wong has been a Director of the Company since April 2003. He joined HKC in 1993 and was appointed the Corporate Finance Director of HKC in 1995. He became Finance and Corporate Development Director of HKC in 1997 to head up the new Finance and Corporate Development Department with responsibilities for finance, planning, investment projects, development of new services and commercial dealings with acquired channels. He was subsequently appointed Chief Financial Officer of the Company and of HKC in February 2002. Mr. Wong previously worked in Toronto, Canada with the investment and corporate banking group of the Bank of the Nova Scotia and as a chartered accountant with Price Waterhouse.

    Gordon Y. S. Wu, KCMG, FICE. Sir Gordon Wu has been a Director of the Company since October 2001. He is the chairman and managing director as well as the founder of publicly-listed Hopewell Holdings Limited. He is active in civic and community services, and has received many awards and honors which include, inter alia, chairmanship of Hong Kong Polytechnic University Council since 1997 and Hong Kong Port and Maritime Board since 2000, as well as membership of Chinese People's Political Consultative Conference, The People's Republic of China since 1983, Hong Kong Trade Development Council since 1997 and Commission on Strategic Development, HKSAR since 1998. He is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958.

Senior Management

    Stephen T. H. Ng.  See "Directors" above.

    Samuel S. F. Wong.  See "Directors" above.

    Vincent T. Y. Lam. Mr. Lam joined Wharf Communications in 1992 as Vice President - Planning, to lead its investment in pay-TV and telecommunications. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 1999, Mr. Lam became Strategic Planning Director of HKC, responsible for legal, regulatory and long-term planning. He was appointed as executive director, Technology and Network Services of HKC in February 2002. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for US West International.

    Eric Lo. Mr. Lo joined HKC in 1993 as Marketing and Sales Director to create and manage HKC's marketing and sales organization. He was appointed Cable Operations Director in 1995 and became executive director, Cable Subscription Services of HKC in February 2002. Mr. Lo has an extensive background in consumer marketing. Prior to joining HKC, Mr. Lo was associated with American Express, Sears Roebuck and The Bank of Montreal.

    Benjamin W. S. Tong. Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of our broadband Internet access service. He became an executive director, Multimedia Services of HKC in February 2002. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, the PRC and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

    Siuming Y.M. Tsui. Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of our subsidiary, i-CABLE Satellite Television Limited, to develop satellite television business and program production in Mainland China. Mr. Tsui was appointed Executive Director, Programming Services of HKC in August 2002. Mr. Tsui was principally responsible for program development, production and transmission of channels other than the Sports and News platform. Mr. Tsui has extensive managerial experience in the media industry. Prior to joining HKC, he was previously chief executive officer of Sun TV Cyberworks Holdings Ltd., senior vice president for Asia Television Limited (ATV) and chief executive officer of Emperor Movie Group Limited.

    Garmen K. Y. Chan. Mr. Chan joined HKC in 1995 as its external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Company and our subsidiaries. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

    Ronald Y.C. Chiu. Mr. Chiu joined HKC in 1991 as a member of the pre-license consultant team. When HKC was awarded the license in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002, a portfolio giving him also overall responsibility for the planning and production of HKC's sports programs. Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

    Paul K. S. Lo. Mr. Lo joined HKC in 2000 as Vice President - Human Resources. He has over 20 years of experience in human resources management in a variety of industries, including electronics manufacturing and multinational trading conglomerates. Prior to joining HKC, Mr. Lo was general manager - group human resources & communications of Dah Chong Hong Ltd.

    Simon K. K. Yu. Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC.

    Samuel C. C. Tsang. Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the first cable television license in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international program licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited (formerly known as Global Media In Force Limited) when it was set up in 2000. Mr. Tsang has extensive experience in media and marketing, specializing in new business establishment in the PRC and Hong Kong.

B.  Compensation

    During 2002, an aggregate amount of HK$33.1 million in compensation was paid to our directors and current officers as a group by us and by the Wharf Group on our behalf. We also provide fringe benefits and other compensation arrangements to a number of our directors and officers.

Retirement Scheme and Mandatory Provident Fund

    The principal retirement scheme operated by us is a defined contribution retirement scheme for our employees, established under a trust deed. Some of our fellow subsidiaries also participate in the scheme.

    The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees' salaries as defined under the trust deed. Forfeited contributions may be utilized by the employers to reduce contributions.

    Our principal retirement scheme is closed to employees who joined after October 1, 2000, while existing members of the scheme can continue to accrue future benefits.

    Employees who joined on or after October 1, 2000 participate in the Mandatory Provident Fund ("MPF") with terms as stipulated by the MPF Authority in Hong Kong. We also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000, which is the relevant income cap as stipulated by the MPF Ordinance.

    Our total retirement scheme costs charged to the statement of operations during the year ended December 31, 2002 amounted to HK$41 million (HK$39 million in 2001), which were incurred after utilization of forfeitures of HK$3 million (HK$4 million in 2001) to reduce our contributions.

C.  Board Practices

    Our directors during the financial year were Mr. Stephen T.H. Ng, Dr. David K.D. Hsu, Mr. F.K. Hu, Mr. John T. Hung (resigned on February 1,
2002), Mr. Victor C.W. Lo, Dr. Dennis T.L. Sun, Mr. Paul Y.C. Tsui and Sir Gordon Y.S. Wu.

    Subsequent to the year end, Mr. Paul Y.C. Tsui tendered his resignation as a Director of the Company, and the Board of Directors approved appointment of Messrs. Quinn Y.K. Law and Samuel S.F. Wong as Directors of the Company, all with effect from April 1, 2003.

    Messrs. Quinn Law and Samuel Wong, being appointed as Directors of the Company after the Annual General Meeting held in 2002, were due to retire from the Board in accordance with Article 78 of the Company's Articles of Association, and Dr. David Hsu and Mr. Victor Lo were also due to retire from the Board by rotation in accordance with Article 82, at the Annual General Meeting held on May 29, 2003, Dr. David Hsu decided not to stand for re-election. The other retiring Directors, being eligible, offered themselves for re-election and were duly re-elected at the Annual General Meeting on May 29, 2003.

    With the exception of our chairman (who is not subject to retirement by rotation under the provisions of our Articles of Association) together with Dr. David Hsu, Mr. Quinn Law, Mr. Victor Lo and Mr. Samuel Wong (who resigned/retired from our board of directors at the annual general meeting as mentioned above), the remaining three present directors would continue to serve on our board of directors for a period of one or two years in future until they become due to retire from the board by rotation in 2004 or 2005 in accordance with Article 82 of our Articles of Association.

    There is no relationship between any of our directors or senior managers and any other director or senior manager. None of our directors has a service contract with us or any of our subsidiaries which is not determinable by the employer within one year without payment of compensation.

Audit Committee

    As of December 31, 2002, our audit committee was composed of Mr. Fa-Kuang Hu (the Chairman), Dr. David K.D. Hsu (the Deputy Chairman) and Mr. Paul Y.
C. Tsui. Our audit committee meets at least twice a year and must have at least two members. A majority of the members must be independent from us. The audit committee's responsibilities include the appointment of our external auditors and a review of our accounting policies and practices.

    As of June 1, 2003, our audit committee was composed of Mr. Fa-Kuang Hu (the chairman), Dr. Dennis T.L. Sun (the deputy chairman) and Mr. Quinn Y.K. Law.

D.  Employees

    As of December 31, 2002 we had 2,641 full-time employees, classified by function as follows:

         Television operations........................      888
         Network and technical operations.............      657
         Sales and marketing..........................      644
         Customer service and support operations......      236
         Internet access and content operations.......       63
         Administration, finance and others...........      153
                                                            ---

              Total...................................    2,641
                                                          =====

    We believe our relations with our employees are good.

E.  Share ownership

    At December 31, 2002, Mr. Stephen T. H. Ng, one of our directors, owned 1,000,000 of our ordinary shares. Except as disclosed in the previous sentence, none of our directors serving as of December 31, 2002 owned any of our ordinary shares at December 31, 2002.

Employee Share Option Scheme

    We operate an employee share option scheme pursuant to which our board of directors may, at their discretion, award any full time employee of any member of us, including directors of any of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital. The price for an ordinary share payable by a participant upon the exercise of an option will be determined by our board of directors in their discretion from time to time, except that with effect from September 1, 2001, the minimum exercise price must be at least the higher of:

    o the closing price of the shares as stated in the Hong Kong Stock Exchange's daily quotations sheet at the date of grant which must be a business day; and

    o the average closing price of the shares as stated in Hong Kong Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant.


    The period during which an option may be exercised will be determined by the Directors at their discretion, except that no option may be exercised later than 10 years after it has been granted. The employee share option scheme commenced on November 2, 1999 and will remain in force for a period of ten years from such date.

    Under our employee share option scheme, certain options to subscribe for a total of 22,910,000, 50,034,000 and 380,000 of our ordinary shares were granted during 2000, 2001 and 2002, respectively, to 122, 1,802 and one executives/employees of us or our subsidiaries at subscription prices of HK$10.49, HK$3.30 and HK$3.30 per share.

    The above-mentioned options to subscribe for 22,910,000 ordinary shares granted in 2000 include the options granted to two of our Directors, Mr. Stephen T.H. Ng and Mr. Samuel S.F. Wong, to subscribe for 1,500,000 and 700,000 ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights are exercisable during the period from April 1, 2001 to December 31, 2009 at a subscription price of HK$10.49 per share.

    The above-mentioned options to subscribe for 50,034,000 ordinary shares granted in 2001 include the options granted to Mr. Stephen T.H. Ng and Mr. Samuel S.F. Wong to subscribe for 1,100,000 and 476,000 of our ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights of 300,000 shares in respect of Mr. Ng and 131,000 shares in respect of Mr. Wong are exercisable from July 1, 2002 to December 31, 2003 and the remaining 800,000 shares in respect of Mr. Ng and 345,000 shares in respect of Mr. Wong are exercisable from July 1, 2002 to December 31, 2005.

    The total number of employee share options which were granted, exercised and lapsed during the year ended December 31, 2002 and the details of our employee share options which remained outstanding at December 31, 2002 are set out in note 33(g) to our consolidated financial statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

    The following table contains information with respect to the ownership of our ordinary shares, as of June 1, 2003, by each person known to us to own, directly or indirectly, more than 5% of our ordinary shares. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company. There are no differences in the voting rights among any of the major shareholders.

                                                                        Ordinary shares owned(2)
                                                                        ------------------------
Name(1)                                                                   Number        Percent
-------                                                                   ------        -------
(i)   Wharf Communications Limited................................... 1,600,009,246      79.24%
(ii)  The Wharf (Holdings) Limited................................... 1,600,009,246      79.24%
(iii) Diplock Holdings Limited....................................... 1,602,624,303      79.37%
(iv)  WF Investment Partners Limited................................. 1,602,624,303      79.37%
(v)   Wheelock and Company Limited................................... 1,603,046,729      79.39%
(vi)  Bermuda Trust (Guernsey) Limited............................... 1,603,046,729      79.39%
(vii) Marathon Asset Management Limited..............................   102,212,000       5.06%

---------------------------
(1) For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholdings stated against parties (i) and (ii) above represent the same block of shares; such shareholdings are entirely duplicated or included in the shareholdings stated against party (iii) above, with the same duplication of the shareholdings in respect of (iii) in (iv), (iv) in (v) and (v) in (vi). All of the abovenamed parties were deemed to be interested in the relevant shareholdings under Part XV of the Securities and Futures Ordinance of Hong Kong as at June 1, 2003.
(2) Does not reflect ordinary shares which may be issued upon conversion of our convertible bonds which are held by Wharf Communications.

B.  Related Party Transactions

    Set forth below is information relating to certain related transactions, or "connected transactions," between us and/or our subsidiaries and The Wharf (Holdings) Limited ("Wharf") and/or its subsidiaries (together, the "Wharf Group"). We are a 79.24% owned subsidiary of Wharf:

                                                                                    Amount paid/received
                                                                                     for the year ended
Description of the Connected Transactions                                            December 31, 2002
----------------------------------------------------------------------------    -----------------------------
                                                                                       (HK$ million)
I.   Property
1.   Headquarters leased from the Wharf Group
     Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, units 1, 2 and 4 on G/F, storeroom 3 on the roof top, and various car-parking and lorry-parking spaces of Cable TV
     Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories ("Cable TV                           30.7
     Tower")...............................................................

2. Licenses granted to the Wharf Group to occupy premises
     (a) Northern portion of 12/F of Cable TV Tower........................                    1.2
     (b) 9/F and 12/F of Cable TV Tower....................................                    2.5

3.   Licenses granted by the Wharf Group to occupy premises
     (a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre
         Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories....                    0.1
     (b) Units C & D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon
         Bay, Kowloon......................................................                    1.4

4. Car-parking spaces rented from the Wharf Group
     Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories.                    2.1

II. Computer services
1.   Information technology services provided by the Wharf Group...........                    7.6
2.   Billing services provided by the Wharf Group..........................                    6.2

III. Network
1.   Maintenance and sharing of ducts, cables and ancillary equipment
     provided to the Wharf Group...........................................                   20.4
2.   Telecommunications services provided by the Wharf                                        23.8
     Group...............
3.   Project management services provided to the Wharf Group...............                    7.6
4.   Multi-party arrangements for the construction, sharing and maintenance of ducts for telecommunications cables and equipment in
     Hong Kong:
     (a) Payment to the Wharf Group........................................                    1.5
     (b) Payment from the Wharf Group......................................                    1.2

IV. Advertising services
1.   On-air advertising services provided to the Wharf Group...............                    0.7
2.   Tramcar advertising services provided by the Wharf Group..............                    1.2

V.   Management services provided by the Wharf Group.......................                   13.4

VI.  Video link service provided by the Wharf Group........................                    2.7

    As all of the connected transactions described above are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the "Requirements") relating to the connected transactions under Chapter 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") would be impractical. On our application, the Hong Kong Stock Exchange granted us conditional waivers from strict compliance with the Requirements in respect of the connected transactions.

    Our directors, including our independent non-executive directors, have reviewed the connected transactions and confirmed that:

    1. the connected transactions were:

         (a) entered into by us and/or our subsidiaries in the ordinary and usual course of business;

         (b) conducted either (A) on normal commercial terms (which expression will be applied by reference to connected transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as our shareholders are concerned; and

         (c) entered into either (A) in accordance with the terms of the agreements governing such connected transactions or (B) (where there are no such agreements) on terms no less favorable than those available to or from independent third parties;

    2. in respect of each of the connected transactions mentioned above in paragraphs numbered I.1, I.2(a), I.3(a), I.4, II.1, II.2, III.1, III.2, III.3, III.4, IV.1 and V, the aggregate amount of connected transactions within each such category for the financial year ended December 31, 2002 did not exceed various cap amounts, where applicable, as set out in a previous conditional waiver granted by the Hong Kong Stock Exchange in January 2002, and, based on latest projections, also would not exceed 3% of the our and our subsidiaries' consolidated net tangible assets as disclosed in our audited consolidated financial statements for the year ended December 31, 2001;

    3. in respect of each of the connected transactions mentioned above in paragraph numbered I.2(b), I.3(b) and IV.2, the annual fees paid for each of such category did not exceed HK$10 million in the financial year ended December 31, 2002; and

    4. in respect of the connected transaction mentioned above in paragraph numbered VI, the annual amount did not exceed 1% of our turnover for the immediately preceding year.

    In addition to the transactions disclosed in the table above, on September 17, 2002, we entered into an agreement to early redeem a portion of our 4% fixed rate convertible bonds held by Wharf Communications, a wholly-owned subsidiary of Wharf. An independent committee comprised of our independent non-executive directors was appointed to consider the terms of the agreement and to advise our shareholders as to whether the transaction and the terms thereof were fair and reasonable. An independent financial adviser was also appointed to advise the independent committee in relation to the terms of the agreement. The transaction was duly approved by our independent shareholders at an extraordinary general meeting held on October 22, 2002. See also "Item 5--Operating and Financial Review and Prospects--Operating Results--Early Redemption of Convertible Bonds."

C.  Interests of Experts and Counsel

    Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Financial Statements

    See Item 19(a) for a list of financial statements filed under Item 18.

B.  Significant Changes

    Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

    On June 20, 2003 the last reported sale price of our ADSs on the Nasdaq National Market was US$5.15. As of June 20, 2003, there were 27 registered holders of ADSs on our record.

    The principal trading market for our ordinary shares is the Stock Exchange of Hong Kong Limited, or the HKSE. Our ADSs have been quoted on The Nasdaq National Market under the symbol "ICAB" since November 24, 1999. Each ADS represents 20 ordinary shares.

    The table below sets forth, for the periods indicated, the highest and lowest closing price for our ordinary shares on the HKSE and our ADSs on the Nasdaq National Market. The closing price for the ordinary shares on the HKSE and the ADSs on The Nasdaq National Market on December 31, 2002 was HK$2.575 per ordinary share and US$6.52 per ADS, respectively. The table is based on information made available by commercial financial information services and is believed to be reliable.

                                                  Ordinary Shares                            ADSs
                                          -------------------------------       --------------------------------
                                               High              Low              High              Low
                                                      (HK$)                                 (US$)
Fiscal Year:
  1999(1)...........................           16.700            8.950            25.8125           24.75
  2000..............................           11.150            2.400            27.50              6.00
  2001..............................            5.100            3.150            13.40              7.80
  2002..............................            6.200            2.575            15.50              6.52
Fiscal 2001:
  First Quarter.....................            4.650            3.225            12.00              8.00
  Second Quarter....................            5.100            3.375            12.99              8.44
  Third Quarter.....................            4.475            3.150            11.58              7.80
  Fourth Quarter....................            5.100            3.400            13.40              8.08
Fiscal 2002:
  First Quarter.....................            5.400            4.400            13.75             11.33
  Second Quarter....................            6.200            4.675            15.50             11.50
  Third Quarter.....................            4.750            2.750            12.05              7.15
  Fourth Quarter....................            3.450            2.575             8.68              6.52
Fiscal 2003:
  First Quarter 2003................            2.875            1.660             7.25              4.21
Previous Six Months:
  December 2002.....................            3.375            2.575             8.68              6.52
  January 2003......................            2.875            2.550             7.25              6.23
  February 2003.....................            2.625            1.950             6.49              5.05
  March 2003........................            1.900            1.660             4.72              4.21
  April 2003........................            1.950            1.680             4.82              4.20
  May 2003..........................            2.100            1.770             5.28              4.41
  June 2003 (As of June 20, 2003)...            2.200            2.025             5.82              4.97

---------------
1. Trading in our ordinary shares and ADSs commenced November 24, 1999.

B.  Plan of Distribution

    Not applicable.

C.  Markets

    The ADSs are listed on the Nasdaq National Market and the ordinary shares are listed on the HKSE.

D.  Selling Shareholders

    Not applicable.

E.  Dilution

    Not applicable.

F.  Expense of the Issue

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

    Not applicable.

B.  Memorandum and Articles of Association

    We are a Hong Kong company and our affairs are governed by our memorandum and articles of association and Hong Kong law. The following are summaries of material provisions of our memorandum and articles of association and Hong Kong law as they relate to the material terms of our ordinary shares.

    Certificates representing the ordinary shares are issued in registered form. Under the laws of Hong Kong, shareholders who are not residents of Hong Kong may hold, vote and transfer their ordinary shares in the same manner as Hong Kong residents. There are no conversion or redemption rights of the ordinary shares.

Voting Rights

    We are required to hold an annual general meeting of shareholders within 15 months from the date of our last annual general meeting. We may also hold other general meetings of shareholders, which are called extraordinary general meetings, from time to time. Our board of directors may convene an extraordinary general meeting at will or, under section 113 of the Companies Ordinance of Hong Kong, upon request of our shareholders and in default, an extraordinary general meeting may be convened by the requesting shareholders. Our annual general meeting and any general meeting of i-CABLE called for the passing of a special resolution requires at least 21 days' notice, and any other meeting of i-CABLE requires at least 14 days' notice. The notice must specify the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business. The quorum for a general meeting is two shareholders present in person or by proxy. A corporation that is a shareholder will be deemed to be present in person by its duly authorized representative or by proxy. If within five minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon request of shareholders, will be dissolved. In any other case, the meeting will stand adjourned to such other day not being less than 14 nor more than 28 days thereafter and at such time and place as may be decided by the chairman of the meeting. At an adjourned meeting, one shareholder present in person or by proxy will be a quorum.

    Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting every shareholder who is present in person has one vote on a show of hands, and on a poll every shareholder present in person or by proxy has one vote for every ordinary share held by such shareholder.

    If at any time our capital is divided into different classes of shares, all or any of the special rights attached to any class may, subject to the provisions of the Companies Ordinance, be varied or abrogated either with the consent in writing by at least three-fourths of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. At such separate general meetings, the provisions of our articles of association relating to general meetings apply with an additional requirement that the necessary quorum be not less than one-third of the issued shares of that class, and at an adjourned meeting, and that any holder of shares of the class present may demand a poll.

    As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and the content of proxy statements.

Dividends

    No dividend is payable except out of our profits or other distributable reserves.

    Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends are declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but no amount paid up on a share in advance of calls is for this purpose treated as paid up on the share. All dividends will be apportioned and paid equally according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividends are paid. Our board of directors may deduct from any dividend or other monies payable to our shareholders all sums of money, if any, presently payable to us by such shareholder on account of calls, installments or otherwise.

    In respect of any dividend that our board of directors or our shareholders in general meeting have resolved be paid or declared, our board of directors may further propose either:

    o that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders are at the same time accorded the right to elect to receive such dividend, or part thereof, as the case may be, in cash in lieu of such allotment, or

    o that the shareholder entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit.

    Any dividend unclaimed after a period of six years from the date of declaration of such dividend will be forfeited and will revert to us.

Liquidation

    If we are to be liquidated, the liquidator may, with the approval of our shareholders and any other approval required by the Companies Ordinance, divide among our shareholders in cash or in kind the whole or any part of our assets and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided, that a shareholder will not be compelled to accept any shares or other assets that would subject such shareholder to liability.

Registration and Transfers

    Any shareholder may transfer all or any of his fully paid shares by an instrument of transfer in the usual common form or in any other form that the board of directors may approve, subject to such of the requirements of our memorandum and articles of association as may be applicable. Such requirements may include:

    o lodging the instrument of transfer with us accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; and

    o limiting the number of joint holders to whom the share is to be transferred to four, in the case of a transfer to joint holders.

    The instrument of transfer of a share will be signed by or on behalf of the transferor and, in the case of partly paid shares, the transferee, and the transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register. All instruments of transfer, when registered, may be retained by us.

    We may charge a fee not exceeding HK$2, or such higher amount as the Hong Kong Stock Exchange may approve for the time being, for registering any transfer or other document relating to or affecting the title to any of our shares, or for otherwise making any entry in the register of members relating to any of our shares.

    Our board of directors will cause to be kept a register of shareholders on which various particulars required by the Companies Ordinance are entered. We are entitled, by giving notice in an advertisement in a newspaper circulating generally in Hong Kong, to close our register of shareholders for a period not exceeding 30 days in each year. The period of 30 days may be extended up to 60 days in a year by an ordinary resolution at a general meeting of our shareholders.

Changes in Share Capital

    Our shareholders may from time to time by ordinary resolution increase our capital by such sum to be divided into shares of such amounts as the resolution will prescribe.

    Subject to the Companies Ordinance, our shareholders may, by resolution, increase the capital, direct that the new shares or any of them will be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to their shareholdings or may make any other provisions as to the issue of the new shares. The new shares will be subject to all the provisions of our memorandum and articles of association with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

    Our shareholders may from time to time by ordinary resolution:

    o consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

    o sub-divide all or part of our shares into shares of smaller amount than is fixed by our articles of association;

    o cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorized share capital by the amount of the shares so cancelled; and

    o subject to any condition prescribed by law, reduce our issued share capital or any capital redemption reserve fund or any share premium account or other undistributable reserve in any manner.

    Where any difficulty arises in regard to any such consolidation and division, our board of directors may issue fractional certificates or arrange for the sale of the fractional shares and distribution of the net proceeds equally among the shareholders. For this purpose, our board of directors may authorize the transfer of fractional shares to or in accordance with the directions of the purchaser.

Pre-emptive Rights

    The Companies Ordinance provides that our directors may not, without prior shareholder approval, allot shares to existing shareholders other than in proportion to their respective shareholding. Each year we obtain a general mandate from shareholders authorizing our directors to allot and issue and otherwise dispose of ordinary shares up to the level permitted by the listing rules of the Hong Kong Stock Exchange without requiring such specific approval.

Purchase of Own Shares

    Subject to the provisions of the Companies Ordinance and other applicable laws or regulations and to any special rights conferred on the holder of any class of our shares, we may purchase our shares of any class. On purchase, such shares will be cancelled. Under the listing rules of the Hong Kong Stock Exchange, restrictions are imposed on companies listed in Hong Kong, which accordingly apply to us, on the purchase by such a company of its own shares, including (i) a requirement for prior approval, either by way of a general mandate or by specific approval in relation to a particular transaction, by the shareholders in general meeting, (ii) limitations on purchases in the market over a particular period, and (iii) reporting requirements.

Miscellaneous

    Share certificates registered in the names of two or more persons are deliverable to any one of them named in our share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other. In the case of joint holders, dividends that are declared will be paid to whichever of such persons is named first in the share register, and notices will be given to any one of them named in the share register.

Certain Rights of Our Shareholders

    In the event that a duty owed by our directors may have been breached, shareholders holding in excess of 10% of our share capital may request our directors to convene a general meeting. At such general meeting, three-quarters of our shareholders present may pass a special resolution to remove a director or directors and to elect replacement directors. Our shareholders may petition the courts for an appropriate order of the courts on the grounds of conduct by the directors that is oppressive or prejudicial to some part of the shareholders, including the shareholder bringing the action. Hong Kong law allows a derivative action to be brought by our shareholders where it is alleged that our directors have committed a fraudulent action on our minority shareholders.

Indemnification

    Our directors and officers are indemnified by i-CABLE against all liabilities incurred by such directors and officers in defending any proceedings, whether civil or criminal, in which judgment is given in their favor, or in which they are acquitted, or in connection with any application under the Companies Ordinance in which relief from liability is granted to them by the court.

Inspection of Books and Records

    Except when the register of members is closed, the register and the index of names of our shareholders are open to any shareholder for inspection without charge during business hours. However, no shareholder, other than our officers, has any right to inspect any of our accounting records except as conferred by law or authorized by our directors.

Transfer Agent

    We have appointed Tengis Limited as the transfer agent and registrar for our ordinary shares.

C.  Material Contracts

    1. Deed, dated September 17, 2002, between us and Wharf Communications. For a description of this agreement and the subject transaction, see "Item 5--Operating and Financial Review and Prospects--Operating Results--Early Redemption of Convertible Bonds" and "Item 7--Major Shareholders and Related Party Transactions--Related Transactions." See Exhibit 4.1 hereto.

    See Exhibits 10.1-10.10, which are incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11014) filed with the Commission on November 1, 1999.

D.  Regulation, Legislation and Exchange Controls

Television Broadcasting

Overview

    We conduct our pay-TV business through our subsidiary, HKC. HKC is a licensed subscription television broadcaster and is subject to the provisions of the Television Ordinance (repealed in July 2000), the Broadcasting Ordinance, the Broadcasting Authority Ordinance, the Telecommunications Ordinance and its license and related regulations, codes of practice, guidelines and directions by the Broadcasting Authority. The provisions are administered by the Broadcasting Authority, a statutory body established under the Broadcasting Authority Ordinance and the Telecommunications Authority. The Broadcasting Authority prescribes rules concerning the content and scope of television programming, supervises all services provided by television broadcasters and makes recommendations to the Chief Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses. The Chief Executive-in-Council issues domestic pay television program service licenses (formerly subscription television broadcasting licenses under the regime of the now repealed Television Ordinance) which grants the right to provide domestic pay television program services. HKC's domestic pay television program service license sets forth the terms and conditions for providing its pay-TV service, including the length, network milestone requirements, and the scope of its programming.

License

    HKC provides its pay-TV services under its subscription television broadcasting license (the "Subscription TV License") which has been deemed to be a domestic pay television program service license issued under the Broadcasting Ordinance. The Subscription TV License came into effect on June 1, 1993 and is valid for a period of 12 years until May 31, 2005. The Subscription TV License provides that it is subject to a mid-term review and the Chief Executive-in-Council, on recommendation of the Broadcasting Authority, gave his approval on the review on January 25, 2000. The Subscription TV License was thereby renewed on March 24, 2000.

    Under the renewed Subscription TV License, new annual network milestones were imposed requiring HKC to increase the number of homes passed by its hybrid fiber coaxial cable network to not less than 1,737,093 by 2005. We have met all of these annual milestones by the required target as set out in the license.

    Our subscription television broadcasting license will expire on May 31, 2005. We applied to the Government to renew our license in June 2003.

    In addition, HKC was required to surrender its existing microwave frequencies no later than May 31, 2001. In return for the surrender of the microwave frequencies, HKC has been granted alternative radio frequencies so it can continue to use microwave distribution to provide the subscription services to remote areas not served by its optic fiber network. To coincide with the microwave migration work progress, the surrendering deadline has been extended to August 31, 2001 for some of the transmitters. We have completed the migration in August 2001. HKC has undertaken to the Hong Kong government to complete the migration of our television broadcasting service to digital transmission by May 31, 2005. HKC started the migration in the fourth quarter of 2001, and more than one-third of the subscribers were already receiving their service on digital as of December 31, 2002.

    Additionally, the Broadcasting Authority can vary the terms of the Subscription TV License and may require HKC to refrain from broadcasting all or part of certain programs, advertisements or other material where this would result in material breaches of the terms and conditions of the license or violations of applicable law, regulations or public policy.

Restrictions on Ownership and Control

    The Broadcasting Ordinance provides that the majority of directors and majority of principal officers of television broadcasters such as HKC must be persons who are ordinarily resident in Hong Kong. Persons are considered resident in Hong Kong if they reside in Hong Kong for at least 180 days in any calendar year and at least 300 days in any two consecutive calendar years, and have been so resident for at least one continuous period of seven years. The broadcaster must also be incorporated in Hong Kong. Directors ordinarily resident in Hong Kong must also form the majority of the quorum at its board meetings. Following the enactment of the Broadcasting Ordinance, there are no foreign ownership controls over HKC. In other words, HKC's shareholders may be non-residents of Hong Kong or foreign corporations.

    The Broadcasting Ordinance restricts cross-media ownership by barring the following entities from holding a domestic pay or free television program service license or exercising control of such licensees unless approval from the Chief Executive-in-Council is obtained:

    o   advertising agents;

    o   companies which are themselves licensees under the Broadcasting
        Ordinance;

    o   sound broadcasting licensees under the Telecommunications Ordinance;

    o   publishers of Hong Kong newspapers; and

    o directors, principal officers, shareholders holding more than a 15% beneficial interest and any associates of the foregoing.

    The Broadcasting Authority is also empowered to obtain information as to HKC's past and present shareholders.

    HKC is prohibited from transferring its Subscription TV License to another company except with the approval of the Chief Executive-in-Council.

Programming

    HKC is required to broadcast announcements of public interest and publicity material relating to the Broadcasting Authority but is not otherwise obligated to broadcast a minimum number of channels. The maximum number of channels is set by frequency availability. Each channel, except any pay-per-view channels, must be broadcast for not less than 5 hours per day. We believe we have satisfied these programming requirements.

License Fees

    The Broadcasting Ordinance came into effect in the second half of 2000. Under the transitional provisions, HKC paid a license fee of HK$6,739,995 and spectrum utilization fee of HK$6,608,000 for the year ended July 6, 2001 based on the Government's projected full cost license and spectrum utilization fees estimated with reference to the actual amount paid in the preceding year. The new scheme of license and spectrum utilization fees was formally introduced in 2001, under which the annual license fees payable include a fixed fee and a variable per subscriber fee, as well as a spectrum utilization fee calculated based on the radio frequencies assigned for the use of the specific microwave frequencies. Under the new scheme, HKC paid a license fee of HK$6,389,452 and spectrum fee of HK$1,703,453 for the year ended July 6, 2002, following the return of the 12GHz and 2GHz microwave frequencies to the Government.

New Regulatory Developments

    The Hong Kong government has adopted the policy of liberalizing the television broadcasting market, including the pay-TV market, with the aim of increasing competition. In December 1998, the Hong Kong government adopted a number of policies designed to liberalize the market and increase competition. These policies aim to increase competition by requiring HKC to open its networks, abolishing subscription and advertising royalties, allowing HKC to deliver telecommunication services using its subscription television network, lifting the moratorium on pay television and video-on-demand program services, and opening the market for digital terrestrial television services. The restrictions on ownership and control were also modified. Some of the policy decisions have been implemented through the enactment of the Broadcasting Ordinance in the second half of 2000. The Hong Kong government also awarded five new pay-TV licenses in late 2000. Two of the new licences have subsequently been withdrawn. Two new operators have since commenced commercial trials of their respective services in early 2002. The remaining licensee was then a subsidiary of the dominant free-to-air TV broadcaster and the dominant free-to-air TV broadcaster was required to reduce its ownership in the subsidiary to less than 50% on or before June 5, 2002, which was subsequently extended to February 2003. The divestiture was eventually completed to clear the final major regulatory hurdle precedent to the launch of a pay-TV service, which is expected before the end of 2003.

Telecommunications

Overview

    The Telecommunications Ordinance regulates the operation of telecommunications in Hong Kong. The Telecommunications Authority is the statutory body responsible for regulating and administering the Telecommunications Ordinance. The Office of the Telecommunications Authority assists the Telecommunications Authority in administering and enforcing the provisions of the Telecommunications Ordinance, regulating and licensing telecommunications, and ensuring the effective operation and successful development of Hong Kong's telecommunications industry. The Telecommunications Authority is empowered to issue licenses of the types set out in the Telecommunications Regulations. The Telecommunications Authority is also empowered to require a licensee to comply with the conditions of its license and the Telecommunications Ordinance. The Telecommunications Authority may suspend or revoke licenses for non-compliance and the Chief Executive in Council may cancel or suspend a license at any time if he considers that the public interest so requires.

    The Telecommunications Ordinance was amended when the Telecommunications (Amendment) Ordinance 2000, or the Amended Ordinance, came into effect on June 16, 2000. Certain provisions of the Amended Ordinance did not take effect until April 1, 2001 and certain other provisions will take effect on a date to be determined at a later date. The general effect of the Amended Ordinance is to enhance competition safeguards, improve interconnection and access arrangements to telecommunications services, streamline licensing procedures and provide the Telecommunications Authority with powers over certain technical areas such as radio spectrum management. The competitive safeguards, which include provisions to deal with anti-competitive practices, the abuse of a dominant position, misleading and deceptive conduct, and discrimination, are to be administered and enforced by the Telecommunications Authority and represent the first occasion on which competition law principles have been included in legislation in Hong Kong. The Amended Ordinance also significantly increases penalties for breach of license conditions. In addition, under the Telecommunication (Amendment) (No. 2) Regulations 1999, the scope of services received and distributed by satellite master antenna television systems ("SMATV") has been extended to cover subscription satellite television services licensed in Hong Kong and, from January 1, 2000, telecommunications messages intended for users of the satellite system. In addition, the Telecommunications Authority issued five wireless fixed telecommunication network services ("FTNS") licenses in 2000.

Licenses

    In general, under the Telecommunications Ordinance, a person who establishes and maintains a means of telecommunications in Hong Kong, will require a license to do so.

    In order to provide Internet access and services, a public non-exclusive telecommunications services ("PNETS") license is required to be obtained from the Telecommunications Authority. PNETS licenses are annual licenses renewable on payment of the prescribed fee of HK$750. i-CABLE WebServe Limited is a wholly owned subsidiary of the Company and holds a PNETS license to operate our Internet business. The Telecommunications Authority may cancel or suspend the PNETS license at any time for up to 12 months for contravention of any provision of the Telecommunications Ordinance or any condition of the PNETS license.

    On January 18, 2000, HKC was granted a FTNS license, under which it was required to pay an annual license fee consisting of a fixed and a variable per subscriber fee. The FTNS license is valid for a period of 15 years until January 17, 2015. For the year ended January 17, 2001, HKC paid a license fee of HK$1,407,400. The amount paid/payable for the year ended January 17, 2002 and the year ended January 17, 2003 were HK$2,120,700 and HK$2,588,300, respectively.

    The FTNS license authorizes HKC to provide local fixed telecommunication network services utilizing the hybrid fiber coaxial part of its subscription television network.

    The Telecommunications Authority assigned one pair of frequency channels on the in-building coaxial network (one upstream channel and one downstream channel) for the operation of its cable modem broadband Internet service.

New Regulatory Developments

    In January 2002, the Telecommunications Authority announced its policy on the implementation of the full liberalization of the local FTNS market in Hong Kong from January 1, 2003 which follows the liberalization policy announced in May 1999 to license the operation of additional wireline based fixed networks when the moratorium on issuing new local FTNS licenses ends on December 31, 2002. Beginning January 1, 2003, the local and external FTNS market will be fully liberalized and there will be no pre-set limit for number of licenses for the operation of local wireline-based fixed networks. In January 2003, three new local wireline-based FTNS were granted, including two of which granted to local wireless FTNS licensees by modifying their licenses to include the operation of local wireline-based FTNS.

Foreign Exchange Controls

    Under existing Hong Kong law, (i) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of dividends or other payments on the Company's outstanding ordinary shares to U.S. residents and (ii) there are no limitations on the rights of non-resident or foreign owners to hold the Company's ordinary shares.

E.  Taxation

    This summary is based on the Inland Revenue Ordinance, Stamp Duty Ordinance and Estate Duty Ordinance, their subsidiary legislation, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possible retroactively.

Tax on Dividends

    No tax is payable in Hong Kong by way of withholding or otherwise in respect of dividends on the ordinary shares.

Profits Tax

    No tax is imposed in Hong Kong in respect of capital gains from the sale of the ordinary shares and ADSs as long as they are held as capital assets. Trading gains from the sale of assets by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16% on corporations and at the rate of 15% on unincorporated businesses or individuals. Subject to the passing of the Revenue (No.2) Bill 2003, these rates will increase in the fiscal year commencing on April 1, 2003. The former will increase to 17.5% with effect from April 1, 2003, and the latter will increase to 16% in two phases over two fiscal years. Gains or losses from sales of shares listed on the HKSE will be considered to be derived from or arise in Hong Kong.

    Gains or losses from sales of ADSs may be considered to be derived from or arise in Hong Kong where either the contracts of purchase and sale are effected in Hong Kong. In determining whether a contract is effected in Hong Kong, the Hong Kong Inland Revenue Department considers all steps leading up to and including the signing and execution of the purchase and sales contracts. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. Liability for Hong Kong profits tax would also arise in respect of trading gains from sales of ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong where the contracts of purchase and sale were effected in Hong Kong.

Stamp Duty

    Hong Kong stamp duty, currently charged at the rate of HK$1.00 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares. For example, a total of HK$2.00 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit of ADSs does not result in a change in the beneficial interest of the ordinary shares under Hong Kong law. The issuance of ADSs by the depositary upon the deposit of ordinary shares issued directly by i-CABLE to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong where the transfer does not result in a requirement to register such transfer of ADSs in Hong Kong or a change in the beneficial interest of the ordinary shares under Hong Kong law.

    If stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed.

Estate Duty

    The ordinary shares are Hong Kong property under Hong Kong law, and accordingly such ordinary shares may be subject to estate duty on the death of the beneficial owner of such ordinary shares, regardless of the place of the owner's residence, citizenship or domicile. The Hong Kong Inland Revenue Department may treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADS even if the ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

    Where a person has transferred ordinary shares to a controlled company (which is defined in the Estate Duty Ordinance to mean a company controlled by not more than 5 persons) during a period of 3 years ending on the person's death, the controlled company may be liable to estate duty if during that period the deceased has received benefits from it. This may also apply to a transfer by the deceased of ADSs to the company if the ADSs were to be treated as Hong Kong property by the Inland Revenue Department.

    No double tax treaty exists between the United States and Hong Kong apart from a treaty to avoid double taxation on shipping income.

F. Dividends and paying agents

    Not applicable.

G.  Statement by experts

    Not applicable.

H.  Documents on display

    We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by i-CABLE at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

    We are exposed to foreign exchange and interest-rate risk primarily associated with underlying assets and/or liabilities. To date, we have not entered into any types of derivatives to hedge against foreign currency fluctuations or interest-rate changes, nor do we speculate in foreign currency.

Foreign Currency Risk

    The functional currency for our operations is the HK dollar. We have incurred and expect to continue to incur expenses and liabilities in U.S. dollars, primarily because our licensed programming costs are in U.S. dollars. There have been no material operating trends or effects on our liquidity as a result of fluctuations in currency exchange rates. To date, the Hong Kong government has continued to support a linkage of the value of the HK dollar to the U.S. dollar at approximately HK$7.80 to US$1.00, and the PRC has not devalued the Renminbi since January 1, 1994.

Interest Rate Risk

    As of December 31, 2002, we had cash and cash equivalents of HK$7 million (US$0.9 million) and deposits with financial institutions of HK$468 million (US$60 million). The interest income derived from these cash and cash equivalents and deposits is determined with reference to market interest rates.

Deflation

    For the years 2000, 2001 and 2002, Hong Kong experienced an annual deflation rate of 3.8%, 1.6% and 3%, respectively, based on its Composite Consumer Price Index. Deflation in Hong Kong has not had a material impact on our operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

    (a) Within the 90 days prior to the filing date of this annual report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

    (b) There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.  RESERVED

    Not applicable.

                                   PART III

ITEM 17.  FINANCIAL STATEMENTS

    We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

    See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS


                                                                                                        Page
                                                                                                        ----

    (a)  List of Financial Statements

Independent Auditors' Report.............................................................................F-2

Consolidated Statements of Operations for the three years ended December 31, 2000, 2001 and 2002 ........F-3

Consolidated Balance Sheets as of December 31, 2001 and 2002.............................................F-5

Consolidated Statements of Changes in Equity for the three years ended December 31, 2000,
2001 and 2002............................................................................................F-6

Consolidated Statements of Cash Flows for the three years ended December 31, 2000, 2001 and 2002.........F-7

Notes to Consolidated Financial Statements...............................................................F-9



    (b)  List of Exhibits

    See Item 16(a) and Exhibits, which are incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 333-11014) filed with the Commission on November 1, 1999, except for Exhibit 3.2--Articles of Association of i-CABLE, which was amended on each of June 6, 2002 and May 29, 2003 and is filed together with this annual report on Form 20-F as Exhibit 1.

    Exhibit 4.1 Deed, dated September 17, 2002, between us and Wharf Communications.

    Exhibit 8.1    List of Subsidiaries.

    Exhibit 10.1 Sarbanes-Oxley Act of 2002 Section 906 Certification furnished (not filed) to the Securities and Exchange Commission.

                                  SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            i-CABLE Communications Limited


                                            By:    /s/ Samuel S.F. Wong
                                                ------------------------------
                                                Name: Samuel S. F. Wong
                                                Title: Chief Financial Officer

Date: June 27, 2003

                           CERTIFICATION PURSUANT TO
                 SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002



I, Stephen T. H. Ng, the Chief Executive Officer of i-CABLE Communications Limited, certify that:

1. I have reviewed this annual report on Form 20-F of i-CABLE Communications Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date:       June 27, 2003                   By:    /s/ Stephen T.H. Ng
                                               -------------------------------
                                               Name:   Stephen T. H. Ng
                                               Title:  Chief Executive Officer

                           CERTIFICATION PURSUANT TO
                 SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002



I, Samuel S. F. Wong, the Chief Financial Officer of i-CABLE Communications Limited, certify that:

1. I have reviewed this annual report on Form 20-F of i-CABLE Communications Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date:       June 27, 2003                 By:      /s/ Samuel S.F. Wong
                                               -------------------------------
                                               Name:   Samuel S. F. Wong
                                               Title:  Chief Financial Officer
                        i-CABLE Communications Limited


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report..............................................F-2

Consolidated Statements of Operations for the three years
   ended December 31, 2000, 2001 and 2002.................................F-3

Consolidated Balance Sheets as of December 31, 2001 and 2002..............F-5

Consolidated Statements of Changes in Equity for the three
   years ended December 31, 2000, 2001 and 2002...........................F-6

Consolidated Statements of Cash Flows for the three years
   ended December 31, 2000, 2001 and 2002.................................F-7

Notes to Consolidated Financial Statements................................F-9
                        i-CABLE Communications Limited


KPMG [LOGO OMITTED]





                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
i-CABLE Communications Limited:


     We have audited the accompanying consolidated balance sheets of i-CABLE Communications Limited and its subsidiaries (the "Group") as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2002, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of i-CABLE Communications Limited and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Hong Kong.

     Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated results of operations for each of the years in the three-year period ended December 31, 2002 and consolidated shareholders' equity as of December 31, 2001 and 2002 to the extent summarized in Note 33 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in pour opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.





Hong Kong
March 18, 2003
                                          i-CABLE Communications Limited

                                      Consolidated Statements of Operations
                                          For the year ended December 31

                                          Note             2000            2001            2002            2002
                                                           ----            ----            ----            ----
                                                            HK$             HK$             HK$             US$
                                                       (in thousands, except for per share and per ADS data)

 Service revenues                          3,4        1,649,401       1,930,999       2,160,788         277,067
                                                   --------------  --------------  --------------  --------------

 Programming costs                                     (559,305)       (601,731)       (732,205)        (93,887)
 Network and other operating expenses                  (323,823)       (364,100)       (351,148)        (45,026)
 Selling, general and administrative
   expenses                                            (323,669)       (350,680)       (346,742)        (44,461)
                                                   --------------  --------------  --------------  --------------
 Profit from operations before
   depreciation                                         442,604         614,488         730,693          93,693

 Depreciation                                          (449,294)       (434,659)       (504,258)        (64,658)
                                                   --------------  --------------  --------------  --------------
 Profit/(loss) from operations                           (6,690)        179,829         226,435          29,035

 Interest income                            6           101,254          58,649          26,355           3,379
 Non-operating income/(expense)             5            (2,397)          1,027            (198)            (25)
 Impairment loss on investments             6                 -               -         (72,870)         (9,344)
 Finance costs                              6           (72,006)        (72,013)        (62,463)         (8,009)
                                                   --------------  --------------  --------------  --------------

 Profit before taxation                     6            20,161         167,492         117,259          15,036
                                                   --------------  --------------  --------------  --------------
 Provision for income tax                 7(a)
   - current income tax charge                           (6,736)         (8,825)        (10,823)         (1,388)
   - deferred income tax credit                           6,736           8,825          10,823           1,388
                                                   --------------  --------------  --------------  --------------

                                                              -               -               -               -
                                                   ==============  ==============  ==============  ==============

 Net profit                                              20,161         167,492         117,259          15,036
                                                   ==============  ==============  ==============  ==============

 Dividend attributable to the year          8
 Interim dividend declared during the
   year                                                       -               -          30,289           3,884
 Final dividend proposed after the
   balance sheet date                                         -          50,350          30,289           3,884
                                                   --------------  --------------  --------------  --------------
                                                              -          50,350          60,578           7,768
                                                   ==============  ==============  ==============  ==============

                                          i-CABLE Communications Limited

 Earnings per share                         9
   Basic                                                HK$0.01         HK$0.08         HK$0.06         US$0.01
                                                   ==============  ==============  ==============  ==============
   Diluted                                              HK$0.01         HK$0.08         HK$0.06         US$0.01
                                                   ==============  ==============  ==============  ==============
 Shares outstanding for earnings per
   share (thousands)
   Basic                                              2,014,000       2,014,000       2,016,284       2,016,284
                                                   ==============  ==============  ==============  ==============
   Diluted                                            2,014,000       2,022,502       2,026,931       2,026,931
                                                   ==============  ==============  ==============  ==============

 Earnings per ADS                           9
   Basic                                                HK$0.20         HK$1.66         HK$1.16         US$0.15
                                                   ==============  ==============  ==============  ==============
   Diluted                                              HK$0.20         HK$1.66         HK$1.16         US$0.15
                                                   ==============  ==============  ==============  ==============

 ADS outstanding for earnings per ADS
   (thousands)
   Basic                                                100,700         100,700         100,814         100,814
                                                   ==============  ==============  ==============  ==============
   Diluted                                              100,700         101,125         101,347         101,347
                                                   ==============  ==============  ==============  ==============

See accompanying notes to the consolidated financial statements which are an integral part of these statements.



                                          i-CABLE Communications Limited

                                           Consolidated Balance Sheets
                                                As of December 31

                                                          Note            2001             2002            2002
                                                                          ----             ----            ----
                                                                       HK$'000          HK$'000         US$'000
 ASSETS
 Current assets
 Inventories                                               10           36,475           24,477           3,139
 Accounts receivable from trade debtors, net               11           98,023           89,480          11,474
 Deposits, prepayments and other receivables                            42,394           32,312           4,143
 Amounts due from fellow subsidiaries                      12            7,757            8,197           1,051
 Deposits with financial institutions                      17                -          468,000          60,009
 Investments in debt securities                            18                -           15,746           2,019
 Cash and cash equivalents                                 13        1,212,410            6,696             859
                                                                  --------------   --------------  --------------
 Total current assets                                                1,397,059          644,908          82,694

 Property, plant and equipment                             14        2,257,267        2,302,189         295,198
 Programming library                                       15          210,620          148,851          19,086
 Non-current investments                                   16           78,925           20,957           2,687
 Non-current deposits with a financial institution         17          312,000                -               -
                                                                  --------------   --------------  --------------

 TOTAL ASSETS                                                        4,255,871        3,116,905         399,665
                                                                  ==============   ==============  ==============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
 Amounts due to trade creditors                            20           46,829           53,448           6,853
 Accrued expenses and other payables                                   400,992          322,547          41,359
 Receipts in advance and customers' deposits                           390,280          383,751          49,207
 Interest-bearing borrowings                               19            8,357          686,299          88,001
 Taxation                                                 7(b)           2,088            2,007             257
 Amounts due to fellow subsidiaries                        21           12,831           16,758           2,149
 Amount due to immediate holding company                   22              500              531              68
                                                                  --------------   --------------  --------------

 Total current liabilities                                             861,877        1,465,341         187,894

 Interest-bearing borrowings                               19        1,800,000                -               -

 Deferred taxation                                         24          150,619          139,796          17,925
                                                                  --------------   --------------  --------------

 TOTAL LIABILITIES                                                   2,812,496        1,605,137         205,819
                                                                  --------------   --------------  --------------
 Shareholders' equity
 Share capital                                             25        2,014,000        2,019,234         258,916
 Reserves                                                             (570,625)        (507,466)        (65,070)
                                                                  --------------   --------------  --------------

 TOTAL SHAREHOLDERS' EQUITY                                          1,443,375        1,511,768         193,846
                                                                  ==============   ==============   ==============

 TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                                              4,255,871        3,116,905         399,665
                                                                  ==============   ==============   ==============


See accompanying notes to the consolidated financial statements which are an integral part of these statements.

                                          i-CABLE Communications Limited

                                   Consolidated Statements of Changes in Equity

                                                                      Investment
                                             Share          Share    revaluation        Revenue
                                           capital        premium        reserve        reserve          Total
                                           -------        -------        -------        -------          -----
                                           HK$'000        HK$'000         HK$'000        HK$'000        HK$'000
 Group
 Balance at January 1, 2000*             2,014,000      4,826,326               -     (5,570,104)     1,270,222
 Transfer from the statement of
   operations                                    -              -               -         20,161         20,161
                                       -------------  -------------  --------------  -------------  -------------

 Balance at December 31, 2000*           2,014,000      4,826,326               -     (5,549,943)     1,290,383

 Transfer from the statement of
   operations                                    -              -               -        167,492        167,492
  Deficit on revaluation of
   investments and net loss not
   recognised in the statement of
   operations                                    -              -         (14,500)             -        (14,500)
                                       -------------  -------------  --------------  -------------  -------------
 Balance at December 31, 2001*           2,014,000      4,826,326         (14,500)    (5,382,451)     1,443,375

 Transfer from the statement of
   operations                                    -              -              -         117,259        117,259
 Dividend approved in respect of
   the previous year                             -              -              -         (50,350)       (50,350)
 Dividend declared in respect of
   the current year                              -              -              -         (30,289)       (30,289)
 Deficit on revaluation of
   investments and net loss not
   recognised in the statement of
   operations                                    -              -         (58,156)             -        (58,156)
 Transfer to the statement of
   operations on impairment of
   investments                                   -              -          72,870              -         72,870
 Transfer to the statement of
   operations on disposal of debt
   securities                                    -              -            (214)             -           (214)
 Shares issued under share option
   scheme                                    5,234         12,039               -              -         17,273
                                       -------------  -------------  --------------  -------------  -------------

 Balance at December 31, 2002*           2,019,234      4,838,365               -     (5,345,831)     1,511,768
                                       =============  =============  ==============  =============  =============

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

* Included in the Group's revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

See accompanying notes to the consolidated financial statements which are an integral part of these statements.


                                          i-CABLE Communications Limited

                                      Consolidated Statements of Cash Flows


                                                                     Year ended December 31
                                                  --------------------------------------------------------------
                                          Note            2000            2001            2002            2002
                                                          ----            ----            ----            ----
                                                       HK$'000         HK$'000         HK$'000         US$'000

Operating activities
Profit before taxation                                  20,161         167,492         117,259          15,036

Adjustments for:
Finance costs                                           72,006          72,013          62,463           8,009
Interest income                                       (101,254)        (58,649)        (26,355)         (3,379)
Depreciation                                           449,294         434,659         504,258          64,658
Amortization of programming library                    106,151         103,253         152,861          19,601
Impairment loss on investments                               -               -          72,870           9,344
Gain on disposal of investments                              -               -            (469)            (60)
Impairment loss of property, plant and
  equipment                                                  -               -           1,671             214
(Profit)/loss on disposal of property,
  plant and equipment                                    2,397          (1,027)            198              25
                                                  --------------  --------------  --------------  --------------
Operating profit before changes in
  working capital                                      548,755         717,741         884,756         113,448

(Increase)/decrease in inventories                      (3,535)         (2,812)         16,020           2,054
(Increase)/decrease in accounts
  receivable from trade debtors                        (12,655)         (4,737)          8,543           1,095
(Increase)/decrease in deposits,
  prepayments and other receivables                     (4,832)          1,697          10,989           1,409
(Increase)/decrease in amounts due from
  fellow subsidiaries                                  (12,322)         12,551            (440)            (57)
Increase/(decrease) in amounts due to
  trade creditors                                       (2,129)          2,143          17,541           2,249
Increase/(decrease) in accrued expenses
  and other payables                                    20,248         (15,546)        (23,603)         (3,026)
Increase/(decrease) in receipts in
  advance and customers' deposits                       94,441          75,792          (6,529)           (837)
Increase in amounts due to fellow
  subsidiaries                                           2,430           5,176           3,927             504
Increase in amount due to immediate
  holding company                                           77             335              31               4
Foreign exchange                                        (2,599)              -               -               -
                                                  --------------  --------------  --------------  --------------

Cash generated from operations                         627,879         792,340         911,235         116,843

Interest received                                      103,424          58,773          25,448           3,263
Interest paid                                          (43,849)       (108,013)        (62,382)         (7,999)
Hong Kong taxation paid                                 (7,314)         (8,952)        (10,904)         (1,398)
                                                  --------------  --------------  --------------  --------------

Net cash from operating activities                     680,140         734,148         863,397         110,709
                                                  --------------  --------------  --------------  --------------

                                         i-CABLE Communications Limited

                                Consolidated Statements of Cash Flows (continued)

                                                                     Year ended December 31
                                                  --------------------------------------------------------------
                                          Note            2000            2001            2002            2002
                                                          ----            ----            ----            ----
                                                       HK$'000         HK$'000         HK$'000         US$'000

Investing activities
Purchase of property, plant and
  equipment                                           (506,939)       (641,466)       (608,689)        (78,049)
Additions to programming library                      (138,447)       (113,495)       (107,652)        (13,804)
Proceeds from sales of property, plant
  and equipment                                          3,276           3,756           4,333             556
Placement of deposits with financial
  institutions                                               -        (312,000)       (156,000)        (20,003)
Purchase of non-current investments                    (93,425)              -               -               -
Purchase of debt securities                                  -               -         (46,861)         (6,009)
Proceeds from disposal of debt
  securities                                                 -               -          31,182           3,998
                                                  --------------  --------------  --------------  --------------

Net cash used in investing activities                 (735,535)     (1,063,205)       (883,687)       (113,311)
                                                  --------------  --------------  --------------  --------------

Financing activities
Proceeds from new bank loans                                 -               -         386,299          49,533
Proceeds from shares issued under share
  option scheme                                              -               -          17,273           2,215
Listing expenses paid                                   (8,224)              -               -               -
Dividends paid                                               -               -         (80,639)        (10,340)
Redemption of convertible bonds                              -               -      (1,500,000)       (192,337)
                                                  --------------  --------------  --------------  --------------

Net cash used in financing activities                   (8,224)              -      (1,177,067)       (150,929)
                                                  ==============  ==============  ==============  ==============

Net decrease in cash and cash
  equivalents                                          (63,619)       (329,057)     (1,197,357)       (153,531)

Effect of foreign exchange rates                         2,599               -               -               -

Cash and cash equivalents
  at January 1                                       1,594,130       1,533,110       1,204,053         154,390
                                                  --------------  --------------  --------------  --------------
Cash and cash equivalents
  at December 31                           13        1,533,110       1,204,053           6,696             859
                                                  ==============  ==============  ==============  ==============


See accompanying notes to the consolidated financial statements which are an integral part of these statements.

                        i-CABLE Communications Limited

                  Notes to Consolidated Financial Statements
                     For the year ended December 31, 2002

1.   Basis of presentation

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"). Significant differences between HK GAAP and accounting principles generally accepted in the United States ("US GAAP") are set out in Note 33.

     The consolidated financial statements are expressed in Hong Kong dollars. Solely for the convenience of the reader, the December 31, 2002 consolidated financial statements have been translated into United States dollars at the rate of exchange US$1=HK$7.7988, the noon buying rate for cable transfers for buying Hong Kong dollars at December 31, 2002 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other particular rate at December 31, 2002 or any other date.

2.   Significant accounting policies

(a)  Statement of compliance

     These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), HK GAAP and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b)  Basis of preparation of the financial statements

     The measurement basis used in the preparation of the financial statements is historical cost except for certain investments in securities which are recorded at fair value as explained in the accounting policies set out below.

(c)  Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31 each year.

(i)  Subsidiaries and controlled enterprises

          A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern their financial and operating policies, so as to obtain benefits from their activities.

          An investment in a controlled enterprise is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognized in the same way as other investments in securities as set out in Note 2(s) below.

          All material intra-Group transactions and balances are eliminated on consolidation.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

(c)  Basis of consolidation (continued)

     (ii)   Goodwill

            Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

            For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see Note 2(t) below).

            For acquisitions on or after January 1, 2001, positive goodwill is amortized to the consolidated statement of operations on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses (see Note 2(t) below).

            On disposal of a consolidated controlled enterprise during the year, any attributable amount of purchased goodwill not previously amortized through the consolidated statement of operations or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(d)  Property, plant and equipment and depreciation

     Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and any accumulated impairment losses (see Note 2(t) below). Cost includes materials, labour and an appropriate proportion of overhead and borrowing costs directly attributable to acquisition, construction or production of such property, plant and equipment that necessarily take a substantial period of time to get ready for their intended use. Estimated cost of dismantling and removing the property, plant and equipment and restoring the site, to the extent that it is recognized as a provision under Statement of Standard Accounting Practice ("SSAP") 28 "Provisions, contingent liabilities and contingent assets" issued by the HKSA, is also included.

     Depreciation is provided on a straight-line basis on the cost of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is provided on a straight-line basis on the cost of other assets at rates determined by the estimated useful lives of the assets of two to 40 years.

     The principal annual depreciation rates used are as follows:

     Network, decoders, cable modems and
       television production systems                                                          5% to 50%
     Furniture, fixtures, other equipment and motor vehicles                              10% to 33.33%
     Leasehold land                                                   Shorter of 40 years and unexpired
                                                                                    term of land leases
     Buildings                                                                                     2.5%
     Leasehold improvements                                                                       8.33%

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


(e)  Programming library

     Programming library consists of costs in respect of programming licence agreements for rights of presentation pertaining to commissioned programmes and acquired programmes, and are stated in the balance sheet at cost less accumulated amortization and any impairment losses (see Note 2(t) below). Amortization is charged to the statement of operations on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognized as an expense when incurred.

     Costs of in-house programmes are written off in the period in which they are incurred.

(f)  Inventories

     Inventories are stated at the lower of cost and net realizable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined by the Group based on the expected replacement cost of the inventories net of provisions for obsolescence.

(g)  Cash and cash equivalents

     Cash and cash equivalents comprise cash at bank and on hand, deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement. None of the Group's cash and cash equivalents are restricted as to withdrawal.

(h)  Revenue recognition

     Revenue is recognized in the statement of operations provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if any, can be measured reliably as follows:

     (i) Income from the provision of subscription television and Internet services is recognized at the time when the services are provided.

     (ii) Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs.

     (iii) Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in
            Note 2(h)(i) and (ii) above. Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

     (iv) Advertising income net of agency deductions is recognized on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognized evenly over the contract period.

     (v) Programme licensing income is recognized on a straight-line basis over the licence period or in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.

     (vi) When the outcome of construction contracts relating to the Group's satellite television services business can be estimated reliably, revenue from a fixed price contract is recognized using the percentage of completion method, measured with reference to the percentage of contract costs incurred to date relative to the estimated total contract costs. When the outcome of such construction contracts cannot be estimated reliably, revenue is recognized only to the extent that recovery of contract costs is probable.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


(h)  Revenue recognition (continued)

     (vii) Dividend income from unlisted investments is recognized when the shareholder's right to receive payment is established.

     (viii) Interest income is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(i)  Borrowing costs

     Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

(j)  Deferred taxation

     Deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences between the accounting and tax treatment of income and expenditure which are expected with reasonable probability to crystallize in the foreseeable future.

     Future deferred tax benefits are not recognized unless their realization is assured beyond reasonable doubt.

(k)  Advertising costs

     Advertising costs are expensed as incurred. Advertising costs amounted to HK$63,992,871, HK$78,833,903 and HK$63,689,974 for each of the years ended
December 31, 2000, 2001 and 2002, respectively.

(l)  Operating leases

     Rentals payable and rentals receivable in respect of assets held or provided under operating leases are recognized in the statement of operations in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognized in the statement of operations as an integral part of the aggregate net lease rentals payable or receivable.

(m)  Foreign currency translation

     The functional currency of the Group's operations is the Hong Kong dollar.

     Foreign currency transactions are translated into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses on foreign currency translation are dealt with in the statement of operations.

(n)  Allowance for doubtful accounts

     An allowance for doubtful accounts is provided upon the evaluation of the recoverability of the receivables at the balance sheet date.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


(o)  Retirement benefits

     The principal retirement scheme operated by the Group is a defined contribution retirement scheme which has been closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits. Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund ("MPF") with terms as stipulated by the MPF Authority. Assets of both schemes are maintained independently from those of the Group. Contributions to the retirement schemes are charged to the statement of operations as and when incurred. Retirement contributions incurred by the Group for the years ended December 31, 2000, 2001 and 2002 amounted to HK$25,265,771, HK$39,054,236 and HK$40,716,728, respectively.

(p)  Construction contracts

     The accounting policy for contract revenue is set out in Note 2(h)(vi) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as an expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that the total contract costs will exceed the total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

     Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profits less recognized losses and progress billings. Amounts received before the related work is performed are included under current liabilities, and amounts billed but not yet paid by the customer for work performed on a contract are included under current assets.

(q)  Related party transactions

     For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operation decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r)  Use of estimates

     The preparation of the Group's consolidated financial statements requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as allowance for uncollectible accounts receivable, inventory obsolescence, amortization, taxes, provisions, and contingencies (see also
Note 2(v) below).

(s)  Other investments in securities

     (i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognized in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the statement of operations.

            Transfers from the investment revaluation reserve to the statement of operations as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

     (ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognized in the statement of operations as they arise.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

(t)  Impairment of assets

     Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or any impairment loss previously recognized no longer exists or may have decreased:

          -    property, plant and equipment;
          -    programming library; and
          -    goodwill.

     If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

     (i)    Calculation of recoverable amount

     The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where there are assets that do not generate cash inflows largely independent of those from other assets, recoverable amount is determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

     (ii)   Reversals of impairment losses

     In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

     A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the statement of operations in the year in which the reversals are recognized.

(u)  Segment reporting

     A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

     Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

     Corporate items mainly comprise financial and corporate assets, interest-bearing borrowings and corporate and financing expenses.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

(v)  Provisions and contingent liabilities

     Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

     Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(w)  Employee benefits

     (i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

     (ii) Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the statement of operations as incurred, except to the extent that they are included in the cost of property, plant and equipment not yet recognized as an expense.

     (iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognized at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.


3.   Service revenues

     The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 27 to the consolidated financial statements.

     Service revenues comprise principally subscription and installation fees for cable television and Internet services and also include equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, television relay service income, programming licence income, fiber network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, television magazine sales, late payment charges to subscribers and similar income.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

4.   Segment information

     The Company's reportable segments are strategic business units. The Company evaluates segment performance based on a number factors, of which the primary financial measures are business segment revenues and operating income/loss.

                              Pay television              Internet and multimedia               Consolidated
                           2000       2001      2002       2000       2001       2002       2000       2001       2002
                        HK$'000    HK$'000   HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000

Revenue

External revenue      1,540,887  1,595,362 1,710,767    108,514    335,637    450,021  1,649,401  1,930,999  2,160,788
                      ========== ========= ========== ========== ========== ========== ========== ========== ==========

Results

Segment result          210,088    349,323   331,757   (113,205)   (49,692)     8,668     96,883    299,631    340,425
                      ========== ==================== ========== ========== ==========
Corporate expenses                                                                      (103,573)  (119,802)  (113,990)
                                                                                       ---------- ---------- ----------

Profit/(loss) from                                                                        (6,690)   179,829    226,435
  operations
Interest income                                                                          101,254     58,649     26,355
Non-operating
  income/(expense)                                                                        (2,397)     1,027       (198)
Impairment loss on
  investments                                                                                  -          -    (72,870)
Finance costs                                                                            (72,006)   (72,013)   (62,463)
Taxation                                                                                       -          -          -
                                                                                       ---------- ---------- ----------

Profit attributable
  to shareholders                                                                         20,161    167,492    117,259
                                                                                       ========== ========== ==========

Assets
Segment assets                   1,726,945 1,619,901               886,527    948,179             2,613,472  2,568,080
Corporate assets                                                                                  1,642,399    548,825
                                                                                                  ---------- ----------
Consolidated total
  assets                                                                                          4,255,871  3,116,905
                                                                                                  ========== ==========

Liabilities
Segment liabilities                550,628   485,752               279,441    265,331               830,069    751,083
Corporate
liabilities                                                                                       1,982,427    854,054
                                                                                                  ---------- ----------
Consolidated total
  liabilities                                                                                     2,812,496  1,605,137
                                                                                                  ========== ==========
Depreciation
Segment depreciation    396,926    285,016   296,826     47,572    143,198    201,758    444,498    428,214    498,584
Corporate
  depreciation                                                                             4,796      6,445      5,674
                                                                                       ---------- ---------- ----------
Consolidated total
  depreciation                                                                           449,294    434,659    504,258
                                                                                       ========== ========== ==========
Other information
Capital expenditure
 - property, plant
   and equipment                   336,018   352,115               286,034    200,825
 - programming
   library                          81,078    91,092

Amortization            106,151    103,200   152,728


                                                         F-16

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


4.   Segment information (continued)

     Pay television services include cable television services, advertising services, television relay services, programming licensing, satellite television systems maintenance services, project management services, sales of satellite television systems and network rental. Internet and multimedia services include dial-up and Broadband Internet access services.

     The Group's operating activities are primarily undertaken in one geographical area, Hong Kong.

5.   Non-operating income/(expense)

     This comprises net profit/(loss) on disposal of property, plant and equipment.

6.   Profit before taxation

     Profit before taxation is stated after charging/(crediting):

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Interest income

Interest income from listed investments                                 (33,926)         (8,691)          (1,402)
Interest income from deposits with banks and other financial
  institutions                                                          (67,328)        (49,655)         (24,259)
Other interest income                                                         -            (303)            (694)
                                                                   --------------  --------------   --------------

                                                                       (101,254)        (58,649)         (26,355)
                                                                   ==============  ==============   ==============

Finance costs

Interest expenses on bank loans and overdrafts repayable within
  five years                                                                  6              13            1,861
Interest expenses on convertible bonds repayable within five
  years                                                                  72,000          72,000           60,602
                                                                   --------------  --------------   --------------

                                                                         72,006          72,013           62,463
                                                                   ==============  ==============   ==============

Other items

Depreciation:
- assets held for use in operating leases                                 6,705          32,453           59,265
- others                                                                442,589         402,206          444,993
Amortization of programming library*                                    106,151         103,253          152,861
Cost of inventories                                                      18,243          23,841           12,671
Rentals payable under operating leases in respect of land and
  buildings                                                              40,742          42,736           43,271
Contribution to defined contribution plans, net of capitalized
  costs                                                                  20,510          32,925           35,405
Exchange gain on foreign currency deposits                               (2,599)              -                -
Impairment loss on investments                                                -               -           72,870
Rentals receivable under operating leases in respect of:
  Subleased land and buildings                                           (4,459)         (7,146)          (5,773)
  Owned plant and machinery                                              (6,017)        (30,955)         (27,865)
Net realized gain on disposal of listed debt securities                       -               -             (469)
                                                                   ==============  ==============   ==============

     *Amortization of programming library is included within programming costs in the consolidated results of the
Group.

                                                       F-17

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


6.   Profit before taxation (continued)

     Operating expenses are analyzed by nature in compliance with Hong Kong Statement of Standard Accounting Practice No. 1, "Presentation of Financial Statements" as follows:

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Depreciation and amortization
  (including amortization of programming library)                       555,445         537,912          657,119
Staff costs                                                             548,883         627,455          620,276
Other operating expenses                                                551,763         585,803          656,958
                                                                   --------------  --------------   --------------

Total operating costs                                                 1,656,091       1,751,170        1,934,353
                                                                   ==============  ==============   ==============


7.   Taxation

(a)  Taxation in the consolidated statement of operations represents:

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Provision for Hong Kong Profits Tax for the year                         (6,737)         (8,825)         (10,827)
Over provision in respect of prior years                                      1               -                4
Deferred tax credit (Note 24(a))                                          6,736           8,825           10,823
                                                                   --------------  --------------   --------------

Net taxation                                                                  -               -                -
                                                                   ==============  ==============   ==============

     The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at 16% (2000 and 2001: 16%).

(b)  Taxation in the balance sheet represents:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Provision for Hong Kong Profits Tax for the year                                           8,825          10,827
Provisional Profits Tax paid                                                              (6,737)         (8,820)
                                                                                    --------------  --------------

                                                                                           2,088           2,007
                                                                                    ==============  ==============

     The differences between the profits tax rate in Hong Kong and the Group's effective tax rate were as follows for the years ended December 31, 2000, 2001 and 2002:

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                              %               %                %

Hong Kong Profits Tax rate                                                 16.0           16.0              16.0
Effect of deferred tax credit                                             (16.0)         (16.0)            (16.0)
                                                                   --------------  --------------   --------------

Average effective tax rate                                                    -               -                -
                                                                   ==============  ==============   ==============


                                                       F-18

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


8.   Dividends attributable to the year

(a)  Dividends attributable to the year

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Interim dividend declared and paid of 1.5 cents per share
   (2000 and 2001: Nil)                                                       -               -           30,289
Final dividend proposed after the balance sheet date
  of 1.5 cents per share (2000: Nil; 2001: 2.5 cents per share)               -          50,350           30,289
                                                                   --------------  --------------   --------------

                                                                              -          50,350           60,578
                                                                   ==============  ==============   ==============

     The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) Dividend attributable to the previous financial year, approved and paid during the year

                                                                          2000            2001             2002
                                                                          ----            ----             ----
                                                                       HK$'000         HK$'000          HK$'000

Final dividend in respect of the previous financial year,
  approved and paid during the year, of 2.5 cents per share
  (2000 and 2001: Nil)                                                       -               -           50,350
                                                                  ==============  ==============   ==============


9.   Basic and diluted earnings per share

     The calculation of basic earnings per share is based on the net profit of HK$20,161,000, HK$167,492,000 and HK$117,259,000 for each of the years ended
December 31, 2000, 2001 and 2002 respectively and the weighted average of 2,014,000,000, 2,014,000,000 and 2,016,284,165 ordinary shares outstanding for each respective year.

     The calculation of diluted earnings per share is based on the net profit of HK$20,161,000, HK$167,492,000 and HK$117,259,000 for each of the years ended December 31, 2000, 2001 and 2002 respectively and the weighted average of 2,014,000,000, 2,022,501,763 and 2,026,931,374 ordinary shares outstanding for each respective year after adjusting for the effects of all dilutive potential ordinary shares as shown below:

                                                                      2000               2001               2002
                                                                      ----               ----               ----
                                                                 Number of          Number of          Number of
                                                                    shares             shares             shares

 Weighted average number of ordinary shares used in
   calculating basic earnings per share                      2,014,000,000      2,014,000,000      2,016,284,165
 Deemed issue of ordinary shares for no consideration
   pursuant to the Company's share option scheme                         -          8,501,763         10,647,209
                                                           -----------------  -----------------  -----------------
 Weighted average number of ordinary shares used in
   calculating diluted earnings per share                    2,014,000,000      2,022,501,763      2,026,931,374
                                                           =================  =================  =================

     The potential issue of ordinary shares in connection with the Company's convertible bonds (see Note 19) would not give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of diluted earnings per share.

     Basic and diluted earnings per ADS is calculated on the same basis based on 20 ordinary shares per ADS.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


10.  Inventories

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Spare parts, consumables and equipment held for resale                                    55,052          41,739
Less: Provision for obsolescence                                                         (18,577)        (17,262)
                                                                                    --------------  --------------

                                                                                          36,475          24,477
                                                                                    ==============  ==============

         Allowance for inventories is analyzed as follows:

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Balance at beginning of year                                             17,977          21,356           18,577
Provision for the year                                                    4,329           1,441            3,139
Written off                                                                (950)         (4,220)          (4,454)
                                                                   --------------  --------------   --------------

Balance at end of year                                                   21,356          18,577           17,262
                                                                   ==============  ==============   ==============

     Included in spare parts, consumables and equipment held for resale are inventories of HK$24,477,000 (2001: HK$36,475,000) stated net of provision made in order to state these inventories at the lower of their cost and estimated net realizable value.


11.  Accounts receivable from trade debtors

     An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts of HK$12,431,000 and HK$18,054,000 at December 31, 2001 and 2002 respectively) is set out as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

0 to 30 days                                                                              71,550          63,700
31 to 60 days                                                                             13,916          12,951
61 to 90 days                                                                              7,270           6,327
Over 90 days                                                                               5,287           6,502
                                                                                    --------------  --------------

                                                                                          98,023          89,480
                                                                                    ==============  ==============

     Allowance for doubtful accounts is analyzed as follows:

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Balance at beginning of year                                             21,582          18,221           12,431
Provision for the year                                                    5,103           5,085           10,902
Written off                                                              (8,464)         (9,738)          (4,746)
Bad debt recovered                                                            -          (1,137)            (533)
                                                                   --------------  --------------   --------------

Balance at end of year                                                   18,221          12,431           18,054
                                                                   ==============  ==============   ==============

     The Group has a defined credit policy. The general credit terms allowed range from 0 to 30 days. Full provisions for doubtful debts have been made for all subscription fees overdue for more than 90 days and airtime sales overdue for more than 150 days.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


12.  Amounts due from fellow subsidiaries

     Amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.


13.  Cash and cash equivalents

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Bank deposits                                                                          1,209,944               -
Cash at bank and on hand                                                                   2,466           6,696
                                                                                    --------------  --------------
Cash and cash equivalents in the balance sheet                                         1,212,410           6,696

Bank overdrafts                                                                           (8,357)              -
                                                                                    --------------  --------------
Cash and cash equivalents in the cash flow statement                                   1,204,053           6,696
                                                                                    ==============  ==============


14.  Property, plant and equipment

                               Network,                 Leasehold land and buildings
                              decoders,                         in Hong Kong
                                  cable  Furniture,   ---------------------------------
                                 modems    fixtures
                                    and       other
                             television   equipment
                             production   and motor                  Medium                 Leasehold
                                systems    vehicles   Long term        term  Short term  improvements      Total
                                HK$'000     HK$'000     HK$'000     HK$'000     HK$'000       HK$'000    HK$'000

Cost

At January 1, 2002            4,511,128     446,428       3,306       1,938          70     260,721    5,223,591
Additions                       500,225      39,412           -         735           -      19,032      559,404
Disposals                       (79,204)    (12,265)          -           -           -      (1,105)     (92,574)
Reclassification                 (5,275)          -           -           -           -           -       (5,275)
                             ----------- ----------- ----------- ----------- ----------- ------------ -----------

At December 31, 2002          4,926,874     473,575       3,306       2,673          70     278,648    5,685,146
                             ----------- ----------- ----------- ----------- ----------- ------------ -----------

Accumulated depreciation

At January 1, 2002            2,465,654     365,222         989          92          70     134,297    2,966,324
Charge for the year             452,131      27,597          76          55           -      24,399      504,258
Impairment loss                   1,671           -           -           -           -           -        1,671
Written back on disposals       (75,712)    (11,702)          -           -           -        (629)     (88,043)
Reclassification                 (1,253)          -           -           -           -           -       (1,253)
                             ----------- ----------- ----------- ----------- ----------- ------------ -----------

At December 31, 2002          2,842,491     381,117       1,065         147          70     158,067    3,382,957
                             =========== =========== =========== =========== =========== ============ ===========

Net book value

At December 31, 2002          2,084,383      92,458       2,241       2,526           -     120,581    2,302,189
                             =========== =========== =========== =========== =========== ============ ===========
At December 31, 2001          2,045,474      81,206       2,317       1,846           -     126,424    2,257,267
                             =========== =========== =========== =========== =========== ============ ===========

     As at December 31, 2002, the gross carrying amounts of fixed assets of the Group held for use in operating leases were HK$322,921,000 (2001:
HK$177,386,000) and the related accumulated depreciation was HK$132,796,000 (2001: HK$36,873,000).

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

15.  Programming library

                                                                                                         HK$'000

 Cost

 At January 1, 2002                                                                                      480,956
 Programming licences and rights acquired                                                                 91,092
 Written off                                                                                             (91,651)
                                                                                                    --------------

 At December 31, 2002                                                                                    480,397
                                                                                                    --------------
 Accumulated amortization

 At January 1, 2002                                                                                      270,336
 Charge for the year                                                                                     152,861
 Written off                                                                                             (91,651)
                                                                                                    --------------

 At December 31, 2002                                                                                    331,546
                                                                                                    ==============

 Net book value

 At December 31, 2002                                                                                    148,851
                                                                                                    ==============
 At December 31, 2001                                                                                    210,620
                                                                                                    ==============



16.  Non-current investments

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

 Unlisted equity securities                                                               78,925          20,957
                                                                                    ==============  ==============


17.  Deposits with financial institutions

     The deposits placed with financial institutions and maturing in 2003 are credit-linked to investment grade debt securities issued by corporates, including a fellow subsidiary.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

18.  Investments in debt securities

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

 Listed outside Hong Kong, at market value                                                     -          15,746
                                                                                    ==============  ==============


19.  Interest-bearing borrowings

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

 Convertible bonds                                                                     1,800,000         300,000
 Less: Due over one year included under non-current liabilities                       (1,800,000)              -
                                                                                    --------------  --------------

                                                                                               -         300,000

 Unsecured bank loans                                                                          -         386,299
 Unsecured bank overdrafts                                                                 8,357               -
                                                                                    --------------  --------------

 Due within one year included under current liabilities                                    8,357         686,299
                                                                                    ==============  ==============

     Convertible bonds of principal value HK$300 million (2001: HK$1,800 million) are held by the Wharf group and are convertible to shares at a price of HK$11.95 per share, which would result in the issue of approximately 25 million (2001: 151 million) shares upon full conversion, to rank pari passu and carry the same rights and privileges in all respects as other shares of the Company.

     The term of the bonds is four years from November 24, 1999, the date on which the Company's shares commenced trading on The Stock Exchange of Hong Kong Limited. Interest is payable at the rate of 4% per annum, payable semi-annually in arrears.

     The holders of the bonds may require the Company to convert part or all of the bonds at any time during the 4-year term of the bonds, subject to certain conditions. The Company may repurchase bonds at any time at any price by agreement with the bondholder.

     During the year, the Company has redeemed at face value a portion of the convertible bonds in the amount of HK$1,500 million. The early redemption was approved by independent shareholders at an extraordinary general meeting held on October 22, 2002. Unless previously repurchased, cancelled, redeemed or converted, the remaining portion of the bonds of HK$300 million will be redeemed at their principal amount on maturity.

     At December 31, 2001, the unsecured bank overdrafts were repayable on demand and were used for working capital purposes, bearing interest at a rate of 5.125% per annum.

     At December 31, 2002, the unsecured bank loans were repayable on demand, bearing interest at rates ranging from 2.03% to 4% per annum.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


20.  Amounts due to trade creditors

     An ageing analysis of amounts due to trade creditors is set out as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

 0 to 30 days                                                                              7,389          13,746
 31 to 60 days                                                                            17,172          15,304
 61 to 90 days                                                                             8,584          16,560
 Over 90 days                                                                             13,684           7,838
                                                                                    --------------  --------------

                                                                                          46,829          53,448
                                                                                    ==============  ==============


21.  Amounts due to fellow subsidiaries

     Amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.


22.  Amount due to immediate holding company

     Amount due to immediate holding company is unsecured, interest free, and has no fixed term of repayment. The average balances during the years ended December 31, 2001 and 2002 are HK$15,202,000 and HK$15,019,000, respectively.


23.  Current assets and current liabilities

     Included under current assets and current liabilities that are expected to be recovered/settled after more than one year as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Inventories                                                                               18,167          21,518
Accounts receivable from trade debtors                                                     2,548               -
Deposits, prepayments and other receivables                                                6,660           6,418
Amounts due from fellow subsidiaries                                                       7,129           7,510
Accrued expenses and other payables                                                            -         (15,785)
Receipts in advance and customers' deposits                                              (86,749)        (94,797)
Amounts due to fellow subsidiaries                                                           (13)              -
                                                                                    ==============  ==============


                                                       F-24

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


24.  Deferred taxation

(a)  Movements on deferred taxation comprise:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

At January 1                                                                             159,444         150,619
Transfer to the statement of operations
   - Provision reversed during the year (Note 7(a))                                       (8,825)        (10,823)
                                                                                    --------------  --------------

At December 31                                                                           150,619         139,796
                                                                                    ==============  ==============

     The amounts provided for deferred taxation represent mainly tax depreciation allowances in excess of the related accounting depreciation.

(b) The major components of the net deferred tax asset not provided for are as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Future benefit of tax losses                                                           1,046,728       1,039,899
Tax depreciation allowances in excess of related accounting depreciation                (112,153)       (124,626)
Provision for obsolete inventories                                                            32              32
                                                                                    --------------  --------------

                                                                                         934,607         915,305
                                                                                    ==============  ==============


25.  Share capital

                                                          2001           2001              2002            2002
                                                          ----           ----              ----            ----
                                                 No. of shares        HK$'000     No. of shares         HK$'000
                                                          '000                             '000


 Authorized
 Ordinary shares of HK$1 each                        8,000,000      8,000,000         8,000,000       8,000,000
                                                ================ ==============  ===============   ==============

 Issued and fully paid
 At January 1                                        2,014,000      2,014,000         2,014,000       2,014,000
 Shares issued under share option scheme                     -              -             5,234           5,234
                                                ---------------- --------------  ---------------   --------------

 At December 31                                      2,014,000      2,014,000         2,019,234       2,019,234
                                                ================ ==============  ===============   ==============

     During the year, options were exercised to subscribe for 5,234,000 ordinary shares in the Company at a consideration of HK$17,273,000, of which HK$5,234,000 was credited to share capital and the balance of HK$12,039,000 was credited to the share premium account.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

26.  Equity compensation benefits

     Pursuant to the Company's share option scheme, the Board of Directors is authorized to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a)  Movements in share options

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                          Number          Number

At January 1                                                                          19,520,000      66,843,000
Issued                                                                                50,034,000         380,000
Exercised                                                                                      -      (5,234,400)
Lapsed                                                                                (2,711,000)     (3,445,000)
                                                                                    --------------  --------------
At December 31                                                                        66,843,000      58,543,600
                                                                                    ==============  ==============

Options vested at December 31                                                          3,792,000      18,520,000
                                                                                    ==============  ==============


(b)  Terms of unexpired and unexercised share options at balance sheet date

 Date granted                                    Exercise period  Exercise price            2001             2002
                                                                                          Number           Number

 February 8, 2000             April 1, 2001 to December 31, 2009        HK$10.49      18,960,000       17,820,000
 February 19, 2001             July 1, 2002 to December 31, 2003         HK$3.30      33,001,000       27,243,800
 February 19, 2001             July 1, 2002 to December 31, 2005         HK$3.30      14,882,000       13,099,800
 October 9, 2002            January 1, 2004 to December 31, 2005         HK$3.30               -          380,000
                                                                                    -------------    -------------

                                                                                      66,843,000       58,543,600
                                                                                    =============    =============


(c) Details of share options granted during the year at a consideration of HK$10

 Date granted                                    Exercise period  Exercise price            2001             2002
                                                                                          Number           Number

 February 19, 2001             July 1, 2002 to December 31, 2003         HK$3.30      34,813,000                -
 February 19, 2001             July 1, 2002 to December 31, 2005         HK$3.30      15,221,000                -
 October 9, 2002            January 1, 2004 to December 31, 2005         HK$3.30               -          380,000
                                                                                    -------------    -------------

                                                                                      50,034,000          380,000
                                                                                    =============    =============


(d)  Details of share options exercised during the year

                                                    Market value per share at
             Exercise period   Exercise price                   exercise date     Proceeds received        Number

   July 2, 2002 to September                            Range from HK$3.60 to
                    13, 2002          HK$3.30                         HK$4.75         HK$17,273,000     5,234,400


                                                      F-26

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


27.  Particulars of subsidiaries

     The subsidiaries of the Company at December 31, 2002 were as follows:

                                                                                             Percentage of
                                    Place of                            Particulars of   ordinary shares held
                              incorporation/                           issued capital,   ----------------------
Name of company                    operation  Principal activities      all fully paid   Directly   Indirectly
------------------------ -------------------- --------------------- -------------------  ---------- -----------
Apex Victory Limited          British Virgin    Investment holding        500 ordinary         100          -
                                     Islands                            shares of US$1
                                                                                  each

Cable Network                      Hong Kong    Investment holding        100 ordinary         100          -
  Communications                                                        shares of HK$1
  Limited                                                                         each

                                                                          2 non-voting           -          -
                                                                       deferred shares
                                                                          of HK$1 each

Hong Kong Cable                    Hong Kong           Advertising   2 ordinary shares           -        100
  Enterprises Limited                           airtime, programme        of HK$1 each
  (formerly Global                                   licensing and
  Media In Force                                   online shopping
  Limited)

Hong Kong Cable                    Hong Kong        Pay television       1,000,000,000           -        100
  Television Limited                                      services     ordinary shares
                                                                          of HK$1 each

i-CABLE Cineplex                   Hong Kong              Inactive          10,000,000           -        100
  Limited                                                              ordinary shares
                                                                          of HK$1 each

i-CABLE China Limited         British Virgin              Inactive        500 ordinary           -        100
                                     Islands                            shares of US$1
                                                                                  each

i-CABLE Network Limited            Hong Kong     Network operation        100 ordinary           -        100
                                                          services      shares of HK$1
                                                                                  each

                                                                          2 non-voting           -          -
                                                                       deferred shares
                                                                          of HK$1 each

i-CABLE Satellite                  Hong Kong          Non-domestic   2 ordinary shares           -        100
  Television Limited                           television services        of HK$1 each

i-CABLE WebServe                   Hong Kong          Internet and   2 ordinary shares           -        100
  Limited                                      multimedia services        of HK$1 each

i-CABLE Ventures              British Virgin    Investment holding        500 ordinary         100          -
  Limited                            Islands                            shares of US$1
                                                                                  each

Kreuger Assets Limited        British Virgin    Investment holding        500 ordinary           -        100
                                     Islands                            shares of US$1
                                                                                  each

                                                    F-27

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


27.  Particulars of subsidiaries (continued)

                                                                                             Percentage of
                                    Place of                            Particulars of   ordinary shares held
                              incorporation/                           issued capital,   ----------------------
Name of company                    operation  Principal activities      all fully paid   Directly   Indirectly
------------------------ -------------------- --------------------- -------------------  ---------- -----------
Maspon Company Limited             Hong Kong    Investment holding        100 ordinary           -        100
                                                                        shares of HK$1
                                                                                  each

                                                                          2 non-voting           -          -
                                                                       deferred shares
                                                                          of HK$1 each

Moscan Assets Limited         British Virgin    Investment holding        500 ordinary           -        100
                                     Islands                            shares of US$1
                                                                                  each

New Television and                 Hong Kong              Inactive   2 ordinary shares           -        100
  Film International                                                     of HK$10 each
  Limited

Rediffusion                        Hong Kong               Systems        100 ordinary           -        100
  Engineering Limited                             installation and      shares of HK$1
                                                         operation                each

                                                                          2 non-voting           -          -
                                                                       deferred shares
                                                                          of HK$1 each

Rediffusion (Hong                  Hong Kong      Cable television        100 ordinary           -        100
  Kong) Limited                                     relay services   shares of GBP0.50
                                                                                  each

                                                                     40,000 non-voting           -          -
                                                                       deferred shares
                                                                       of GBP0.50 each

Rediffusion Satellite              Hong Kong             Satellite      1,000 ordinary           -        100
  Services Limited                              television systems     shares of HK$10
                                                                                  each

Riddlewood Company                 Hong Kong    Investment holding   2 ordinary shares           -        100
  Limited                                                                 of HK$1 each

Wisdom Global Holdings        British Virgin    Investment holding        500 ordinary           -        100
  Limited                            Islands                            shares of US$1
                                                                                  each

     Details of partnerships held indirectly through subsidiaries at December 31, 2002 were as follows:

                                                   Law under which            Principal       Percentage of
Name of partnership                                   incorporated           activities            interest
---------------------------------------------  -------------------- -------------------- ---------------------
The Cable Leasing Partnership                            Hong Kong              Leasing                   100

The Network Leasing Partnership                          Hong Kong              Leasing                   100


                                                    F-28

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


28.  Commitments and contingencies

(a)  Significant leasing arrangements

The Group leases a number of premises under operating leases for use as office premises, carparks, warehouses, district centres, retail shops, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem equipment to subscribers under operating leases. Prior to June 2002, the terms of the leases vary and may run for an initial period of not more than twelve months with automatic renewal on a year-to-year basis at rates prevailing at the time of expiry, unless terminated by the lessees by giving 30 days' written notice prior to the lease expiry date. With effect from June 2002, the terms of the leases were revised which become renewable on a monthly basis. The Group also leases out decoders to cable television subscribers under operating leases starting from year 2002 with the leases renewable on a monthly basis. None of the leases include contingent rentals.

(b)  Operating leases

     The total future minimum lease payments payable under non-cancellable operating leases are as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Within one year                                                                           36,199          35,366
After one year but within five years                                                     106,481          81,633
After five years                                                                          13,529           2,753
                                                                                    --------------  --------------

                                                                                         156,209         119,752
                                                                                    ==============  ==============

     Future minimum lease payments, in respect of land and buildings, as of December 31, 2002 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Year ending December 31, 2002                                                             34,291               -
Year ending December 31, 2003                                                             34,634          34,466
Year ending December 31, 2004                                                             34,839          34,894
Year ending December 31, 2005                                                             26,800          26,615
Year ending December 31, 2006                                                             10,208           9,958
Year ending December 31, 2007                                                             13,530          10,182
Thereafter                                                                                     -           2,753
                                                                                    --------------  --------------

                                                                                         154,302         118,868
                                                                                    ==============  ==============

     Total rental expenses for each of the years ended December 31, 2000, 2001 and 2002 were HK$40,742,000, HK$42,736,000 and HK$43,271,000, respectively.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


28.      Commitments and contingencies (continued)

(c)  Future operating lease income

     (i) The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2001 and 2002 amounted to HK$15,039,000 and HK$9,412,000, respectively.

     (ii) The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

Within one year                                                                            5,274           1,829
                                                                                    ==============  ==============

(d)  License agreements

     The Group is required to pay license fees (and also subscription and advertising royalties prior to July 7, 2000) to the Government of the Hong Kong Special Administrative Region ("SAR") each year for the provision of certain services. At December 31, 2002, these comprise mainly:

     (i) an annual fixed domestic pay television program service license of HK$1,371,000 plus a fee of HK$4 for every subscriber to the domestic pay television program service provided under the license;
     (ii) an annual fixed telecommunication network services ("FTNS") license fee of HK$1,000,000 plus a fee of HK$700 for every 100 customer connections and spectrum utilization annual fee based on a variable fee for every 1 kHz or part thereof of spectrum assigned;
     (iii) an annual fixed carrier (restricted) license fee of HK$100,000 plus a fee of HK$700 for every 100 customer connections and spectrum utilization annual fee based on a variable fee for every 1 kHz or part thereof of spectrum assigned; and
     (iv) a satellite master antenna television ("SMATV") annual license fee of HK$750 plus outlet fee of HK$700 for every 100 outlet points or part thereof;

     The total amounts of royalties and license fees paid to the Hong Kong SAR Government for the years ended December 31, 2000, 2001 and 2002 were HK$46,595,916, HK$14,760,725 and HK$12,666,273, respectively.

     The Group has also entered into program license agreements with content providers and has commitments to pay amounts under such licence agreements, which have been negotiated on normal commercial terms. The related program costs are recognized in the period in which they are incurred and accounted for in accordance with Note 2(e).

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


28.  Commitments and contingencies (continued)

(e)  Capital commitments

     Capital commitments outstanding as of December 31, 2002 not provided for in the financial statements were as follows:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

         Authorized and contracted for
            - Plant and equipment                                                        160,743          61,006
            - Programming rights                                                           2,626              13
                                                                                    --------------  --------------

                                                                                         163,369          61,019
                                                                                    ==============  ==============

         Authorized but not contracted for
            - Plant and equipment                                                        132,343          77,871
            - Programming rights                                                          28,907          13,672
                                                                                    --------------  --------------

                                                                                         161,250          91,543
                                                                                    ==============  ==============


(f)  Contingent liabilities

     As of December 31, 2002, there were contingent liabilities in respect of the following:

     (i) Performance bond amounting to HK$10 million (2001: HK$20 million) given to the Telecommunications Authority of Hong Kong as required under the Group's fixed telecommunications network services license.

     (ii) Guarantees, indemnities and letters of awareness to banks totaling HK$19 million (2001: HK$151 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2002, HK$7 million (2001: HK$41 million) was utilized by the subsidiaries.

            The Company has provided guarantees to certain of its subsidiaries as a waiver of utility deposits and indemnification for line of credit related to transportation of equipment, with total amounting to HK$7 million and all of which will expire in 2003. Should these subsidiaries default, the Company will be obliged to cover the amounts. The Company considers the likelihood of the execution of such guarantee to be remote and the amount involved, in any case, will not have adverse impact on the financial position of the Company. Accordingly, no liability has been accrued for losses related to the Company's obligation under these guarantee arrangements.

     (iii) The Group is currently in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations. The outcome of the discussion is uncertain. The management of the Group is of the view that there are ample grounds to support the deductibility of the interest expense and accordingly, no provision has been made in this respect. In addition, the immediate holding company has indemnified the Group against any liability for tax which may arise in consequence of an event occurring on or before November 1, 1999. It is estimated that the maximum tax exposure at December 31, 2002 amounted to HK$99 million (2001: HK$97 million), of which HK$64 million (2001: HK$72 million) will be indemnified by the immediate holding company.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


29.  Related party transactions

     The following represent material related party transactions between the Group and related parties during the year ended December 31, 2002:

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Interest expenses on convertible bonds held by the Wharf group
  (Note(i))                                                              72,000          72,000           60,602
Rentals payable and related management fees on land and
  buildings (Note(ii))                                                   38,954          40,700           40,551
Rentals receivable on land and buildings (Note(iii))                     (1,972)         (5,769)          (4,446)
Network repairs and maintenance services charge (Note (iv))             (14,243)        (16,307)         (20,556)
Management fees (Note(v))                                                11,991          12,797           13,423
Computer services (Note (vi))                                            10,751           9,106           12,236
Leased line and PNETS charges and international bandwidth
  access charges (Note (vii))                                             7,364          20,916           23,799
Project management fees (Note (viii))                                   (10,188)        (10,371)          (7,558)
                                                                   ==============  ==============   ==============

Notes:

(i) This represents interest expenses on convertible bonds held by the Wharf group.

(ii) These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2002, related rental deposits amounted to HK$8,711,000 (2001: HK$8,773,000).

(iii) This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iv) This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(v) This represents costs incurred by a fellow subsidiary on the Group's behalf which were recharged to the Group.

(vi) This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vii) This represents service fees paid to a fellow subsidiary in respect of leasing of datalines, PNETS charges and international bandwidth access charges incurred.

(viii) This represents fees received from a fellow subsidiary for the provision of project management services.

     Included in Note 14 were additions to property, plant and equipment totaling HK$1,397,000 (2001: HK$5,854,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2002.

     As described in Note 19, during the year, the Company has early redeemed convertible bonds in the principal amount of HK$1,500 million held by the Wharf group at face value after obtaining independent shareholders' approval at an extraordinary general meeting held on October 22, 2002.

     The immediate holding company has issued deeds of indemnity in respect of certain litigation, taxation and costs arising in respect of the period prior to the Reorganization. The Group is not charged for these indemnities.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


30.  Post balance sheet event

     After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 8.


31.  Comparative figures

     The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP15 (revised 2001) "Cash Flow Statements". As a result, cash flow items from taxation, returns on investments and servicing of finance (other than dividends paid) have been classified into operating activities while dividends paid have been classified into financing activities. A detailed breakdown of cash flows from operating activities has also been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.


32.  Ultimate holding company

     The Directors consider the ultimate holding company at December 31, 2002 to be The Wharf (Holdings) Limited, which is incorporated in Hong Kong.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP

     The Group's accounting policies conform with HK GAAP, which differ in certain material respects from US GAAP. Differences which have a significant effect on net profit/loss and shareholders' equity are set out below.

(a)  Deferred pre-maturity and franchise costs

     Under HK GAAP, all pre-maturity costs incurred during the pre-maturity period of the Group's cable television operations and all pre-operating costs incurred before the launch of the Group's cable television operations on October 31, 1993 are recognized as an expense in the period in which they are incurred.

     Under US GAAP, certain pre-maturity and franchise costs are deferred and amortized on a straight-line basis over the remaining term of the initial subscription television broadcasting licence which expires on May 31, 2005. The pre-maturity period began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996 when the predetermined subscriber level was attained. For US GAAP purposes, an adjustment has been made to reflect the amortization of certain pre-maturity and franchise costs that have been written off under HK GAAP.

     Management has evaluated the amortization periods of pre-maturity and franchise costs and determined that no events or circumstances warrant a revision to the estimates of useful lives. The aggregate amortization expense was HK$90,410,000 (2001 and 2000: HK$90,410,000 for each year) for the year.
At December 31, 2002, the estimated aggregate amortization expense for the next five succeeding fiscal years is as follows:

                     Year              HK$'000

                     2003               90,229
                     2004               89,686
                     2005               37,360
                     2006                    -
                     2007                    -

(b)  Goodwill

     Goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

     Under HK GAAP, for acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses. For acquisitions on or after January 1, 2001, positive goodwill is amortized to earnings on a straight-line basis over its estimated useful life. Goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses.

     Under US GAAP, prior to January 1, 2002, goodwill arising from the application of the purchase method of accounting was capitalized and amortized on a straight-line basis over its estimated useful life of 12 years from the relevant acquisition date. Upon the adoption of Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets" with effect from January 1, 2002, goodwill is assigned to the relevant reporting units and a transitional impairment test was conducted by reference to the carrying value of each reporting unit and their respective fair value at January 1, 2002. Thereafter, goodwill is no longer subject to amortization, but the recorded value is subject to an annual assessment for impairment using a fair-value-based approach. An impairment loss is recorded if the recorded goodwill exceeds its fair value. All reporting units to which goodwill is assigned are tested for impairment and no impairment loss was identified as of January 1, 2002 and December 31, 2002.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(b)  Goodwill (continued)

     Had the Company ceased to recognize goodwill amortization expense in the years ended December 31, 2000 and 2001 presented, the Company's net profit/(loss) and basic and diluted earnings/(loss) per share and per ADS would have been as follows:

                                                                  Year ended December 31,
                                                                  -----------------------

                                                        2000                                  2001
                                                        ----                                  ----
                                                                   Basic and                             Basic and
                                                                     diluted                               diluted
                                                      Net     earning/(loss)                Net     earning/(loss)
                                            profit/(loss)          per share      profit/(loss)          per share
                                                 HK$'000                               HK$'000

As reported                                     (110,401)        (5.5) cents            (5,748)        (0.3) cents
Add: Amortization of goodwill                     16,826          0.9 cents             16,826          0.9 cents
                                         -----------------  -----------------  -----------------  -----------------

Adjusted                                         (93,575)        (4.6) cents            11,078          0.6 cents
                                         =================  =================  =================  =================

Adjusted basic and diluted
  earnings/(loss) per ADS*                                      (92.9) cents                           11.0 cents
                                                            =================                     =================

* 1 ADS represents 20 ordinary shares

(c)  Impairment of long-lived assets

     Under HK GAAP, certain long-lived assets were reviewed for impairment and a provision of HK$180 million was recorded against those assets in prior years. Under US GAAP, long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss. Measurement of an impairment loss for long-lived assets and certain identifiable intangibles that management expects to hold and use are based on the fair value of the asset. The fair value of an asset is the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

     Accordingly, under US GAAP, the provision did not meet the criteria for recognition of an impairment write-down and was reversed, with depreciation expense recognized on the reversed amount.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

33.  Significant differences between HK GAAP and US GAAP (continued)

(d)  Deferred taxation

     Under HK GAAP, the Group provides for deferred tax liabilities to the extent that there is a reasonable probability that such deferred taxes will become payable in the foreseeable future. Deferred tax benefits are not recognized unless their realization is assured beyond reasonable doubt.

     Under US GAAP, a provision is made for all deferred taxes as they arise, and a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criterion of "more likely than not".

     The following table shows the principal items included in deferred income taxes under US GAAP:

                                                                                            2001            2002
                                                                                            ----            ----
                                                                                         HK$'000         HK$'000

 Deferred tax assets:
   Operating loss carryforwards                                                        1,046,728       1,039,899
   Provision for obsolete inventories                                                         32              32
                                                                                    --------------  --------------
                                                                                       1,046,760       1,039,931
 Less: Valuation allowance                                                              (974,586)       (867,426)
                                                                                    --------------  --------------

                                                                                          72,174         172,505
                                                                                    --------------  --------------

 Deferred tax liabilities:
   Deferred expenses                                                                     (49,230)        (34,764)
   Tax depreciation allowances in excess of related accounting depreciation             (262,963)       (264,537)
                                                                                    --------------  --------------

                                                                                        (312,193)       (299,301)
                                                                                    ==============  ==============

 Net deferred income tax liabilities                                                    (240,019)       (126,796)
                                                                                    ==============  ==============

     A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realizability of the deferred tax assets. The Company has considered the scheduled reversal of deferred tax liabilities in making this assessment. Based upon this assessment, the Company has recognized deferred tax assets to the extent such assets can be realized through future reversals of existing taxable temporary differences and operating loss carryforwards. Accordingly, a valuation allowance of HK$975 million and HK$867 million at December 31, 2001 and 2002, respectively, was established to reduce the deferred tax assets to that amount which is more likely than not to be realized. Deferred tax assets of HK$107.2 million recognized under US GAAP in 2002 is pursuant to a change in circumstances that caused a change in management judgment about the realizability of operating loss carryforwards from losses incurred by a subsidiary in prior years. In order to realize these operating loss carryforwards, the subsidiary will need to generate additional taxable income in the amount of approximately HK$670 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, including management's expectations of market prospects of the subsidiary's business, management believes it is more likely than not that the subsidiary will realize these operating loss carryforwards in the amount of HK$107.2 million, at December 31, 2002. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on the Group's consolidated financial position and results of operations could be significant. The operating loss carryforwards do not expire.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

33.  Significant differences between HK GAAP and US GAAP (continued)

(e)  Installation fees and costs

     Under HK GAAP, installation fees relating to the Broadband Internet access services are recognized upon completion of the installation to the extent that they do not exceed the direct selling costs incurred. The incremental direct costs (excluding selling costs) incurred that are associated with the installation are capitalized and amortized over the estimated customer service period.

     Under US GAAP, installation fees relating to the Broadband Internet access services and the related incremental direct costs (excluding selling costs) up to, but not exceeding, the amount of the installation revenue, are deferred and recognized on a straight-line basis over the estimated customer service period. The excess of incremental direct costs (excluding selling costs) over the related installation fees, to the extent that they are recoverable from future contractual revenues, are deferred and amortized over the contract period.

     Under HK GAAP, where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into separate elements, revenue is recognized in accordance with the accounting policies applicable for the respective elements. Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized over the term of the service period.

     Under US GAAP, consideration received for components of enforceable contracts involving multiple element arrangements are accounted for as separate units only if the individual components meet all the criteria for separation accounting, and the arrangement consideration can be allocated to the individual components based on the fair value of the respective components. Otherwise, the entire arrangement consideration is accounted for as one single unit, and is deferred and recognized over the contract period. Installation fees in certain multiple element arrangements did not meet all the criteria for separation accounting. Accordingly, revenue that was separated and recorded as installation fees upon the completion of the installation under HK GAAP was reversed, giving rise to a corresponding increase in subscription fees to be recognized over the term of the contract.

(f)  Valuation of cost method investments

     Under HK GAAP, unlisted non-trading securities are measured at fair value in the balance sheet. Unrealized holding gains and losses on such securities are reported in the investment revaluation reserve. To the extent such securities are deemed to be impaired under HK GAAP, the unrealized holding losses are included in earnings.

     Under US GAAP, cost method investments that do not have a readily determinable market value are recorded at cost less any decline in value deemed to be "other-than-temporary". A decline in the fair value of an investment below its carrying amount that is "other-than-temporary" is accounted for as a realised loss, whereby the cost basis of the investment must be written down to fair value. Under US GAAP, in 2001, the decline in fair value of a cost method investment below its carrying amount of HK$14,500,000 was deemed to be "other-than-temporary" and recorded as a charge to earnings due to the stricter guidance on determining when a decline in value should be deemed "other-than-temporary". The charge was reversed from the reconciliation of net profit in 2002 upon recognition of the same as impairment loss under HK GAAP in 2002.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(g)  Share option scheme

     Under the Company's share option scheme, the Company may grant options to employees to purchase the ordinary shares of the Company for up to 10 per cent of the issued share capital of the Company from time to time, excluding for this purpose shares issued pursuant to the exercise of options granted under the share option scheme.

     During the year ended December 31, 2000, options to purchase a total of 22,910,000 ordinary shares at exercise price of HK$10.49 per share were granted by the Company to eligible employees. 20 per cent of the options vest on or after April 1, 2001, 40 per cent on or after the date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million and the remaining 40 per cent on or after the date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million. The options, to the extent not exercised, will lapse on December 31, 2009.

     During the year ended December 31, 2001, options to purchase a total of 50,034,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to eligible employees. Of the options granted, options to purchase a total of 34,813,000 ordinary shares ("the former series") vest on or after July 1, 2002 (50%) and April 1, 2003 (50%) respectively while the remaining options ("the latter series") vest on or after July 1, 2002 (30%), July 1, 2003 (30%) and July 1, 2004 (40%) respectively. To the extent not exercised, the options will lapse on December 31, 2003 for the former series and on December 31, 2005 for the latter series.

     During the year ended December 31, 2002, options to purchase a total of 380,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to an eligible employee. 50 per cent of the options vest on or after January 1, 2004 and 50 per cent on or after January 1, 2005. To the extent not exercised, the options will lapse on December 31, 2005.

     Movement of the Company's share options is as follows:

                                                           2001                               2002
                                                           ----                               ----
                                                              Weighted-average                   Weighted-average
                                                                      exercise                           exercise
                                                  Number of          price per        Number of         price per
                                                    options              share          options             share
                                                                           HK$                                HK$

Outstanding at January 1                          19,520,000             10.49       66,843,000              5.34
Granted                                           50,034,000              3.30          380,000              3.30
Exercised                                                  -                         (5,234,400)             3.30
Lapsed                                            (2,711,000)             4.78       (3,445,000)             5.68
                                              ---------------                    ----------------

Outstanding at December 31                        66,843,000              5.34       58,543,600              5.49
                                              ===============                    ================

Exercisable at December 31                         3,792,000             10.49       18,520,500              4.68
                                              ===============                    ================


     Information in respect of the Company's share options outstanding at December 31, 2002 is as follows:

      Options outstanding at December 31                                    2001                       2002
                                                                            ----                       ----

      Number of options                                               66,843,000                 58,543,600
      Range of exercise prices per share                     HK$3.30 to HK$10.49        HK$3.30 to HK$10.49
      Weighted average exercise price                                    HK$5.34                    HK$5.49
      Weighted average remaining contractual life                     4.15 years                 4.05 years


                                                    F-38

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002

33.  Significant differences between HK GAAP and US GAAP (continued)

(g)  Share option scheme (continued)

     Under HK GAAP, no accounting entry is made upon the granting of share options to employees.

     Under US GAAP, the Group applies the intrinsic value-based method for share options prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations to account for its fixed plan stock options. Under this method, compensation expense is recognized and amortized over the vesting period of the options concerned to the extent that the fair value of the equity instruments exceeds the exercise price of the options granted at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known. Other than options granted to employees during the year ended December 31, 2000 which require the achievement of specific hurdles by the Company prior to their vesting and accordingly, need to be accounted for utilizing variable plan accounting, all other options granted by the Company are accounted for utilizing fixed plan accounting under US GAAP.

     Had the company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, "Accounting for Stock-Based Compensation", the Company's pro forma net profit/(loss) and basic and diluted earnings/(loss) per share and per ADS would have been as follows:

                                                                        2000               2001               2002
                                                                        ----               ----               ----
                                                                     HK$'000            HK$'000            HK$'000
                                                                 (in thousands, except per share and per ADS data)

 Net profit/(loss) as reported                                     (110,401)            (5,748)           100,320
 Add: Compensation cost recognized based on intrinsic
    value                                                                 -             16,283             11,976
 Less: Compensation cost based on fair value                        (13,612)           (35,675)           (26,014)
                                                             -----------------  -----------------  ----------------

 Pro forma net profit/(loss)                                       (124,013)           (25,140)            86,282
                                                             =================  =================  ================

 Basic and diluted earnings/(loss) per share
 - as reported                                                    (5.5) cents        (0.3) cents         5.0 cents
 - pro forma                                                      (6.2) cents        (1.2) cents         4.3 cents
                                                             =================  =================  ================

 Basic earnings/(loss) per ADS*
 - as reported                                                  (109.6) cents        (5.7) cents        99.5 cents
 - pro forma                                                    (123.2) cents       (25.0) cents        85.6 cents
                                                             =================  =================  ================

 Diluted earnings/(loss) per ADS*
 - as reported                                                  (109.6) cents        (5.7) cents        99.0 cents
 - pro forma                                                    (123.2) cents        (24.9)cents        85.1 cents
                                                             =================  =================  ================

* 1 ADS represents 20 ordinary shares


                                                        F-39

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(g)  Share option scheme (continued)

     The weighted-average fair value of the options granted during the year was HK$0.86 per share (2001: HK$1.20 per share) on the date of grant estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions:

                                                2001                       2002
                                                ----                       ----
      Risk-free rate                 5.00% per annum            2.20% per annum
      Expected dividend yield           1% per annum               1% per annum
      Expected term                     2 to 4 years           1.7 to 2.7 years
      Expected volatility              30% per annum              55% per annum

     The effects of applying SFAS 123 for disclosing compensation cost under pronouncement may not be representative of the effects on reported net results for future years.

(h)  Offsetting amounts related to certain contracts

     Under HK GAAP, certain restricted bank deposits and corresponding bank loans arising in respect of the Group's leasing partnerships have been offset against each other and are not shown in the consolidated financial statements as the Group effectively has the ability to insist on net settlement of the loans and deposits.

     Under US GAAP, the offsetting of such assets and liabilities in the balance sheet is not permitted. As such, under US GAAP, the restricted bank deposits and the bank loans would be reflected separately in the consolidated balance sheet.

(i)  Inventories

     Under HK GAAP, inventories are stated at the lower of cost and net realizable value. Net realizable value is determined by the Group based on the expected replacement cost of the inventories together with provisions for obsolescence.

     Under US GAAP, inventories are stated at the lower of cost and market value. Market value is defined as current replacement cost, except market value should not exceed the net realizable value (estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal) and should not be less than net realizable value reduced by an allowance for an approximately normal profit margin.

     There is no difference between the carrying amount of inventories under HK GAAP and US GAAP for all years presented.

(j)  Statement of cash flows

     The Group applies SSAP 15 (revised 2001) "Cash Flow Statements" effective from January 1, 2002. Its objectives and principles are similar to those set out in the SFAS 95, "Statement of Cash Flows". The principal differences between the standards relate to classification and the offsetting arrangement described in Note 33(h).

     Under SSAP 15, cash equivalents are defined as short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. The definition under SFAS 95 is similar to that under SSAP 15, but does not require that advances from banks should be included as part of cash equivalents. Such amounts relate to the Group's financing activities and, accordingly, the net movement in bank overdraft for each year is classified as a financing activity under SFAS 95.

     Under HK GAAP, certain bank deposits and bank loans are offset against each other and are not included above, as described in Note 33(h) of the consolidated financial statements.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(j)  Statement of cash flows (continued)

     Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

                                                                           2000            2001             2002
                                                                           ----            ----             ----
                                                                        HK$'000         HK$'000          HK$'000

Net cash inflow/(outflow) from:
  Operating activities                                                  680,140         734,148          863,397
  Investing activities                                                 (669,068)       (989,521)        (802,257)
  Financing activities                                                  (72,905)        (73,157)      (1,266,854)
  Effect of exchange rate changes on cash                                 2,599               -                -
                                                                   --------------  --------------   --------------

Change in cash and cash equivalents                                     (59,234)       (328,530)      (1,205,714)
Cash and cash equivalents at January 1                                1,600,174       1,540,940        1,212,410
                                                                   --------------  --------------   --------------

Cash and cash equivalents at December 31                              1,540,940       1,212,410            6,696
                                                                   ==============  ==============   ==============


(k)  Valuation of derivative instruments

     Under US GAAP, an entity is required to recognize derivative instruments as assets or liabilities in the balance sheet at fair value. As at December 31, 2002, the Group has placed deposits with principal amounts totaling US$60 million with international financial intermediaries, maturing in 2003. The deposits carry interest at rates higher than United States dollar bank deposits with comparable maturity and they are credit linked to bonds issued by corporates, including a fellow subsidiary.

     The Group expects to receive the principal amounts upon maturity of the deposits. However, upon occurrence of certain credit events as provided under the terms of the arrangements, including but not limited to: (i) bankruptcy of the relevant corporates, including the ultimate holding company; (ii) the failure by the corporates, including the ultimate holding company, to make, when and where due, any payments in an aggregate amount of not less than US$1 million under one or more of their bonds or loans; the financial intermediaries will deliver to the Group the bonds issued by the relevant corporates, including a fellow subsidiary, and demand payment, which will be satisfied by foregoing the principal amounts of the deposits. The fair value of the bonds may be less than the carrying amounts of the deposits.

     Given that the eventual principal repayment of the deposits is linked to the credit events, there is an embedded derivative element within the deposit contracts. US GAAP requires that an embedded derivative be separated from its host contract, be recognized as assets or liabilities in the balance sheet and measured at fair value. As at December 31, 2002, the Group considered the fair value of the embedded derivative to be zero.

     Under HK GAAP, no accounting entry is made to this embedded derivative.

(l)  Recent accounting pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations" which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived tangible assets that result from the acquisition, construction, development or normal use of the asset to be recognized as liabilities at fair value when they are incurred with a corresponding amount capitalized as part of the carrying amount of the related long-lived asset. The capitalized element will be depreciated over the remaining useful life of the asset. Management believes the adoption of SFAS 143 will not have a material effect on the Group's financial position or results of operations.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(l)  Recent accounting pronouncements (continued)

     In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 rescinds SFAS 4 and amends existing guidance on reporting gains and losses on extinguishment of debt to prohibit the classification of such gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. The provisions related to the rescission of SFAS 4 are applied in fiscal years beginning after May 15, 2002. Earlier application is encouraged. SFAS 145 also amends SFAS 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. These provisions were effective for transactions occurring after May 15, 2002, with early application encouraged. Management believes the adoption of SFAS 145 will not have a material effect on our financial position or results of operations.

     In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires entities to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, since commitment, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 shall be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management believes the adoption of SFAS 146 will not have a material effect on the Group's financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the existing disclosure requirements for most guarantees to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that all guarantees issued or modified after December 31, 2002 are required to be recognized as a liability at fair value at their inception. The disclosure provisions are effective for financial periods ending after December 15, 2002 and have been adopted for the year ended December 31, 2002. Management believes that the recognition and measurement provisions of this new Interpretation will not have a material impact on the Group's financial position or results of operations. Additional disclosures have been made in Note 28(f)(ii) above.

     In November 2002, the Emerging Issues Task Force reached a consensus on EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in periods beginning after June 15, 2003. Management believes that its current accounting is consistent with the provisions of EITF 00-21 and therefore does not expect that the application of the provisions of EITF 00-21 will have a material effect on the Group's financial position or results of operations.

     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-based Compensation, Transition and Disclosure". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format in financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Group's fiscal year 2002. The Group did not change to the fair value based method of accounting. Additional disclosures have been made in Note 33(g) above.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(l)  Recent accounting pronouncements (continued)

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities ("VIEs"). Once it goes into effect, FIN 46 will be the guidance that determines (1) whether consolidation is required under (a) the "controlling financial interest" model of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements", or (b) other existing authoritative guidance, or alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The initial application of FIN 46 depends on the date that the VIE was created. It is effective immediately for VIEs created after January 31, 2003, and effective no later than the beginning of the first interim or annual reporting period that starts from June 15, 2003 for VIEs created before February 1, 2003. However, as the Group did not identify any entity in which it holds a variable interest and which would be considered to be a VIE once the Interpretation goes into effect, management believes the adoption of FIN 46 will not have a material effect on the Group's financial position or results of operations.

     In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2002, and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 will be applied prospectively. Management believes the adoption of SFAS 149 will not have a material effect on the Group's financial position or results of operations.

     In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management believes the adoption of SFAS 150 will not have a material effect on the Group's financial position or results of operations.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(m)  Classification of items in the statement of operations

     Under HK GAAP, profit or loss on disposal of long-lived assets is disclosed as a separate item after profit/(loss) from operations in the consolidated statement of operations as management considers that any such profit or loss is incidental to the core operations of the Group.

     Under US GAAP, profit or loss on disposal of long-lived assets is included in the determination of profit/(loss) from operations in the consolidated statement of operations.

     Set out below is a reconciliation of profit/(loss) from operations determined under HK GAAP, between the HK GAAP and the US GAAP classifications:

                                                                           Year ended December 31,
                                                            -------------------------------------------------------
                                                      Note             2000               2001               2002
                                                                       ----               ----               ----
                                                                    HK$'000            HK$'000            HK$'000

Profit/(loss) from operations determined under
  HK GAAP
As reported, under HK GAAP classification                            (6,690)           179,829            226,435
Add: Net profit/(loss) on disposal of long-lived
  assets                                                             (2,397)             1,027               (198)
                                                            -----------------  -----------------  -----------------

Under US GAAP classification                                         (9,087)           180,856            226,237
                                                            =================  =================  =================


                                                        F-44

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(n)  Summary of significant differences between HK GAAP and US GAAP

     The effect on net profit/(loss) of significant differences between HK GAAP and US GAAP is as follows:

                                                                           Year ended December 31,
                                                            -------------------------------------------------------
                                                      Note             2000               2001               2002
                                                                       ----               ----               ----
                                                                    HK$'000            HK$'000            HK$'000
                                                             (in thousands except for per share and per ADS data)

Net profit under HK GAAP                                             20,161            167,492            117,259

Adjustments:
  Deferred pre-maturity and franchise costs           (a)           (90,410)           (90,410)           (90,410)
  Amortization of goodwill                            (b)           (16,826)           (16,826)                 -
  Depreciation on reversal of impairment write-down   (c)            (6,019)            (2,787)              (478)
  Provision for deferred tax liabilities              (d)           (14,200)           (20,100)            (4,800)
  Recognition of deferred tax assets                  (d)                 -                  -            107,200
  Installation costs                                  (e)            (2,302)           (11,072)           (11,049)
  Installation fees                                   (e)              (805)            (1,262)           (29,973)
  Subscription fees                                   (e)                 -                  -             10,047
  Valuation of cost method investments                (f)                 -            (14,500)            14,500
  Share option scheme                                 (g)                 -            (16,283)           (11,976)
                                                            -----------------  -----------------  -----------------
Net profit/(loss) under US GAAP                                    (110,401)            (5,748)           100,320
                                                            =================  =================  =================
Earnings/(loss) per share under US GAAP

  - Basic                                                        (5.5) cents        (0.3) cents         5.0 cents
                                                            =================  =================  =================
  - Diluted                                                      (5.5) cents        (0.3) cents         4.9 cents
                                                            =================  =================  =================

Earnings/(loss) per ADS under US GAAP*

  - Basic                                                      (109.6) cents        (5.7) cents        99.5 cents
                                                            =================  =================  =================
  - Diluted                                                    (109.6) cents        (5.7) cents        99.0 cents
                                                            =================  =================  =================

* 1 ADS represents 20 ordinary shares


                                                         F-45

                        i-CABLE Communications Limited

                     For the year ended December 31, 2002


33.  Significant differences between HK GAAP and US GAAP (continued)

(n)  Summary of significant differences between HK GAAP and US GAAP (continued)

     The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

                                                                                         At December 31,
                                                                               ------------------------------------
                                                                       Note               2001               2002
                                                                                          ----               ----
                                                                                       HK$'000            HK$'000

 Shareholders' equity under HK GAAP                                                  1,443,375          1,511,768

 Adjustments:
   Deferred pre-maturity and franchise costs                           (a)             307,685            217,275
   Goodwill, net of amortization                                       (b)              57,491             57,491
   Reversal of impairment write-down, net of depreciation              (c)               1,194                716
   Provision for deferred tax liabilities                              (d)             (89,400)           (94,200)
   Deferred tax assets                                                 (d)                   -            107,200
   Installation costs                                                  (e)             (13,374)           (24,423)
   Installation fees                                                   (e)              (2,067)           (32,040)
   Subscription fees                                                   (e)                   -             10,047
   Bank loans                                                          (h)            (637,178)          (555,748)
   Bank deposits                                                       (h)             637,178            555,748
                                                                               -----------------  -----------------
 Shareholders' equity under US GAAP                                                  1,704,904          1,753,834
                                                                               =================  =================


34.  Fair value of financial instruments

     Financial assets of the Group include cash and cash equivalents, accounts receivable, other receivables, amounts due from related parties and deposits with financial institutions. Financial liabilities of the Group include amounts due to trade creditors, other payables, amounts due to related parties, bank borrowings and convertible bonds. It is not practicable to estimate the fair value of the amounts due from and due to related parties without incurring excessive cost. The fair value of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

     The Group has not developed an internal valuation model necessary to make the estimate of the fair value of amounts due from and due to related parties, as it is not considered practicable. The costs incurred in obtaining discount and borrowing rates for comparable borrowings would be excessive based on the existing capital structure of the Group and the terms of the borrowings.


35.  Concentrations of risk

(a)  Business risks

     The Group conducts its principal operations in Hong Kong and, accordingly, is subject to risks not typically associated with investments in equity securities of the United States of America. These include risks associated with the political, economic and legal environment in Hong Kong.

(b)  Foreign currency risk

     The Group sources its programming both locally in Hong Kong and also from overseas content providers, some of which is not invoiced in HK dollars, the Group's functional currency. The Group is exposed to foreign currency risk should the value of the HK dollar fluctuate adversely against other foreign currencies, which could lead to an increase in costs that the Group may not be able to recover from subscribers.

                        i-CABLE Communications Limited

(c)  Credit risk

     Credit risk arises from the potential for counterparties to default on their contractual obligations to the Group. The Group is exposed to credit risk in the event of nonperformance, but does not anticipate nonperformance by any of its counterparties. The Group limits its credit risk by dealing with counterparties that are considered to be of high quality and by actively monitoring the credit exposure of the Group. The Group is also exposed to credit risk from customers.

(d)  Changes in television and fixed telecommunication regulations in Hong Kong

     The Group's business is subject to extensive governmental legislation and regulatory control. Changes in legislation and regulations could affect the Group's costs and revenues. The Group is required to maintain licences for its subscription television business and its Broadband Internet business. Should the licences be withdrawn or not renewed upon their expiration, or should the terms be varied, this may affect the Group's ability to continue operating its subscription television business and its Broadband Internet business, which in turn may affect the recoverability of assets and its ability to generate cash flows to meet its financial obligations.

     The granting of new pay television licences by the Hong Kong SAR Government might lead to greater competition and the Group could face loss of customers, which in turn may affect the recoverability of assets and its ability to generate cash flows to meet its financial obligations.

(e)  Interest rate risk

     The interest rates and terms of repayment of bank loans, bank overdrafts and other loans are set out in Notes 19, 21 and 22.