Form 20-F
period 2003-12-31
I CABLE COMMUNICATIONS LTD
filed 2004-06-30
CIK 1097020

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

For the fiscal year ended December 31, 2003                                               Commission File number: 333-11014
                                                   -----------------------------

                        i-CABLE COMMUNICATIONS LIMITED
            (Exact name of Registrant as specified in its charter)
                         -----------------------------

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

     American Depositary Shares, each representing 20 Ordinary Shares, par             Nasdaq - National Market System
                            value HK$1.00 per share

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

     Ordinary Shares.....................................        2,019,234,400

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes /x/          No / /
                                 -               -

     Indicate by check mark which financial statement item the registrant has elected to follow.

                       Item 17 / /          Item 18 /x/
                                -                    -

--------------------
* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

==============================================================================


                                                         TABLE OF CONTENTS


Certain Defined Terms............................................................................................................1
Forward-Looking Statements.......................................................................................................1

                                                              PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................................................................2
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE..............................................................................2
ITEM 3.     KEY INFORMATION......................................................................................................2
            A.      Selected Financial Data......................................................................................2
            B.      Capitalization and Indebtedness..............................................................................6
            C.      Reasons for the Offer and Use of Proceeds....................................................................6
            D.      Risk Factors.................................................................................................7
ITEM 4.     INFORMATION ON THE COMPANY..........................................................................................14
            A.      History and Development.....................................................................................14
            B.      Business Overview...........................................................................................14
            C.      Organizational Structure....................................................................................24
            D.      Property, Plant and Equipment...............................................................................25
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................................................25
            A.      Operating Results...........................................................................................25
            B.      Liquidity and Capital Resources.............................................................................32
            C.      Research and Development, Patents and Licenses, etc.........................................................35
            D.      Trend Information...........................................................................................35
            E.      Off-balance Sheet Arrangements..............................................................................35
            F.      Tabular Disclosure of Contractual Obligations...............................................................35
ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................................35
            A.      Directors and Senior Management.............................................................................35
            B.      Compensation ...............................................................................................38
            C.      Board Practices.............................................................................................39
            D.      Employees...................................................................................................40
            E.      Share Ownership.............................................................................................40
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................................................41
            A.      Major Shareholders..........................................................................................41
            B.      Related Party Transactions..................................................................................42
            C.      Interests of Experts and Counsel............................................................................44
ITEM 8.     FINANCIAL INFORMATION...............................................................................................44
            A.      Consolidated Statements and Other Financial Information.....................................................44
            B.      Significant Changes.........................................................................................44
ITEM 9.     THE OFFER AND LISTING...............................................................................................44
            A.      Offer and Listing Details...................................................................................44
            B.      Plan of Distribution........................................................................................45
            C.      Markets.....................................................................................................45
            D.      Selling Shareholders........................................................................................45
            E.      Dilution....................................................................................................45
            F.      Expense of the Issue........................................................................................45
ITEM 10.    ADDITIONAL INFORMATION..............................................................................................45
            A.      Share Capital...............................................................................................45
            B.      Memorandum and Articles of Association......................................................................45
            C.      Material Contracts..........................................................................................49
            D.      Exchange Controls...........................................................................................50
            E.      Taxation....................................................................................................50
            F.      Dividends and Paying Agents.................................................................................53
            G.      Statement by Experts........................................................................................53
            H.      Documents on Display........................................................................................53




                                                         TABLE OF CONTENTS


            I.      Subsidiary Information......................................................................................53
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................................................54
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................................54

                                                              PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................................55
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................................55
ITEM 15.    CONTROLS AND PROCEDURES.............................................................................................55
ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT....................................................................................55
ITEM 16B.   CODE OF ETHICS......................................................................................................55
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................................................................56
ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..........................................................56


                                                             PART III

ITEM 17.    FINANCIAL STATEMENTS................................................................................................57
ITEM 18.    FINANCIAL STATEMENTS................................................................................................57
ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS...................................................................................57


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

    All references herein to "we," "us," "our," "i-CABLE" and the "Company" are references to i-CABLE Communications Limited and, unless the context otherwise requires, all such references include our subsidiaries.

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

    Solely for the convenience of the reader, certain Hong Kong dollar amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, any amounts translated from Hong Kong dollars to U.S. dollars in this annual report have been translated at the rate of US$1.00 = HK$7.764, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York ("Hong Kong Dollar Noon Buying Rate") at December 31, 2003. As of June 22, 2004, the Hong Kong Dollar Noon Buying Rate was US$1.00 = HK$7.7994. Based on an agreement between the Hong Kong SAR Government and Hong Kong banknote issuing banks, the Hong Kong dollar to U.S. dollar exchange rate is stabilized at approximately US$1.00 = HK$7.80. No representation is made that the Hong Kong dollar or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all. See "Item 3--Key Information--Exchange Rate Information" for further information regarding rates of exchange between Hong Kong dollars and U.S. dollars.

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

    The following table contains selected historical consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and balance sheet data as of December 31, 2002 and 2003 have been derived from our historical consolidated financial statements audited by KPMG, and are included in this annual report. The statement of operations data for the year ended December 31, 1999 and 2000, and balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our historical consolidated financial statements audited by KPMG, but are not included in the annual report contained in Part III.

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

    Solely for the convenience of the reader, the December 31, 2003 figures have been translated into U.S. dollars at the rate of exchange of US$1 = HK$7.764, the Hong Kong Dollar Noon Buying Rate at December 31, 2003.


                                                   STATEMENT OF OPERATIONS DATA

                                                                                    Year ended December 31,
                                                         -------------------------------------------------------------------------
                                                            1999         2000         2001          2002          2003      2003
                                                            ----         ----         ----          ----          ----      ----
                                                            HK$           HK$          HK$          HK$           HK$       US$
                                                                      (in millions except for per share and per ADS data)
Statement of Operations Data:
Hong Kong GAAP
Operating revenues...................................       1,346        1,649        1,931         2,161         2,143       276
Operating expenses (excluding network rental
expense).............................................     (1,590)      (1,656)      (1,751)       (1,935)       (1,892)     (244)
Network rental income(1).............................         208            -            -             -             -         -
Network rental expense(1)............................       (117)            -            -             -             -         -
                                                          -------      -------      -------       -------       -------     -----
Profit/(loss) from operations........................       (153)          (7)          180           226           251        32
Interest income......................................          11          101           58            26             8         1
Finance costs........................................        (90)         (72)         (72)          (62)          (16)       (2)
Non-operating income/(expense).......................         (6)          (2)            1           (0)          (10)       (1)
Impairment loss on investments                                  -            -            -          (73)             -         -
Provision for income tax.............................           1            -            -             -          (13)       (2)
                                                          -------      -------      -------       -------       -------     -----
Net profit/(loss)....................................       (237)           20          167           117           220        28
                                                          =======      =======      =======       =======       =======     =====
Basic and diluted earnings/(loss) per share .........      (0.14)         0.01         0.08          0.06          0.11      0.01
Basic and diluted earnings/(loss) per ADS ...........      (2.88)         0.20         1.66          1.16          2.18      0.28
Dividend per share (cents)...........................           -            -         2.50          3.00          5.50      0.71

U.S. GAAP
Net profit/(loss)....................................       (417)        (110)          (6)           100           128        16
Basic and diluted earnings/(loss) per share..........      (0.25)       (0.05)      (0.003)          0.05         0.063     0.008
Basic and diluted earnings/(loss) per ADS ...........      (5.07)       (1.10)      (0.057)          0.99          1.27      0.16
Dividend per share (cents)...........................           -            -         2.50          3.00          5.50      0.71


-------------------------------
(1) Prior to our reorganization, we leased our fiber network to Wharf T&T Limited ("Wharf T&T"), which in turn sub-leased a part of the fiber network back to us for the operation of our pay-TV services. As a result, we derived network rental income and incurred network rental expenses during such time. As part of our reorganization, we transferred to Wharf T&T the part of the network that Wharf T&T requires for its operations and terminated our network lease and sublease agreements at the end of September 1999. Consequently, from October 1999 onwards, we did not receive these rental revenues or incur the related expenses. Instead, we began receiving revenues from the maintenance and repair of ducts, cables and ancillary equipment shared with Wharf T&T and from project management services provided to Wharf T&T.


                                                          FINANCIAL DATA



                                                                                  As of December 31,
                                                      ---------------------------------------------------------------------------
                                                          1999         2000        2001        2002        2003         2003
                                                          ----         ----        ----        ----        ----         ----
                                                           HK$         HK$         HK$         HK$          HK$         US$
                                                                                    (in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents(1)(4)......................        1,600       1,541       1,212           7           29           4
Property, plant and equipment, net...................        2,033       2,072       2,257       2,302        2,170         279
Total assets(4) (5) (1999-2002: Restated)............        4,119       4,208       4,358       3,224        2,681         345
Amounts due to immediate holding company.............            8          36           1           1            -           -
Total liabilities(4) (5).............................        2,836       2,905       2,902       1,699          996         128
Total shareholders' equity (1999-2002: Restated).....        1,283       1,303       1,456       1,525        1,685         217

U.S. GAAP
Cash and cash equivalents............................        1,600       1,541       1,212           7           29           4
Total assets.........................................        5,418       5,312       5,246       4,031         2,834        365
Shareholders' equity.................................        1,805       1,694       1,705       1,754         1,824        235

Other Financial Data:
Hong Kong GAAP
Adjusted EBITDA(2)...................................          225         442         615         730          789         102
Depreciation.........................................          469         449         435         504          539          69
Capital expenditures(3)..............................          383         507         641         608          363          47
Cash flows from operating activities.................          399         680         734         863          719          93
Cash flows from investing activities.................         (482)       (736)     (1,063)       (884)          50           6
Cash flows from financing activities.................        1,663          (8)          -      (1,177)        (747)        (96)

U.S. GAAP
Cash flows from operating activities.................          399         680         734         863          719          93
Cash flows from investing activities.................         (422)       (669)      (990)        (802)          50           6
Cash flows from financing activities.................        1,603         (73)       (73)      (1,266)        (747)        (96)


-------------------------------
(1) Under Hong Kong GAAP, cash and cash equivalents in the balance sheet are defined as:
        o Cash--Cash at bank and on hand and deposits with any bank or other financial institution. Cash includes cash on hand and deposits denominated in foreign currencies.
        o Cash equivalents--Short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of our cash management.
(2) We have defined adjusted EBITDA to mean earnings before interest income, finance costs, non-operating income/expenses, provision for income tax, depreciation of property, plant and equipment (excluding network rental income and expense) but after amortization of programming rights as computed under Hong Kong GAAP. Adjusted EBITDA is not a standard measure under either Hong Kong GAAP or U.S. GAAP. You should not consider our definition of adjusted EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong GAAP or U.S. GAAP. We believe net income provided by operating activities is the most directly comparable financial measure for adjusted EBITDA as an indicator of our operating performance. For our management's explanation of how we define EBITDA and why we use it, see "Item 5--Operating and Financial Review and Prospects--Operating Results--Non-GAAP Financial Measures."
(3) Capital expenditures relate to acquisitions of property, plant and equipment only.
(4) Under Hong Kong GAAP, prior to 2003, certain bank deposits and bank loans were offset against each other and were not included above, as described in note 33(h) of our consolidated financial statements. Such bank deposits and bank loans matured or were repaid during 2003.
(5) The results for each of the four years ended December 31, 1999, 2000, 2001 and 2002 and the assets and liabilities as at December 31, 1999, 2000, 2001 and 2002 have been restated to reflect the effect of the adoption of SSAP 12 (revised) "Income taxes" issued by the Hong Kong Society of Accountants as explained in Note 10 of our consolidated financial statements.

                            SELECTED OPERATING DATA

    In the following table, we provide you with our selected operating data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.


                                                                         Year Ended December 31,
                                                ---------------------------------------------------------------------------
                                                     1999           2000           2001            2002           2003
                                                   ---------      ---------      ---------       ---------      ---------
Operating Data (end of period,
   except average):
Homes passed(1).............................       1,692,000      1,790,000      1,903,000       1,959,000      2,010,000
Fiber homes passed(2).......................         957,000      1,302,000      1,769,000       1,892,000      1,942,000
Total pay-TV subscribers(3).................         453,000        522,000        561,000         606,000        656,000
Pay-TV subscriber penetration...............             27%            29%            29%             31%            33%
Average monthly revenue per
   pay-TV subscriber(4).....................          HK$239         HK$250         HK$232          HK$233         HK$220
Broadband-ready homes passed(5).............               -        912,000      1,634,000       1,844,000      1,900,000
Broadband subscribers(6)....................               -         53,000        160,000         226,000        258,000
Broadband subscriber penetration............               -             6%            10%             12%            14%
Average monthly revenues per broadband
   subscriber(7)............................               -         HK$227         HK$224          HK$180         HK$129


---------------------------
(1) One residential household ready for pay-TV connection represents one home passed. For hotels and service apartments, each serviceable unit counts as one home passed. For commercial and institutional accounts, each account counts as one home passed.
(2) Fiber homes passed represents the number of homes passed that are connected to the fiber coaxial cable network. (3) One pay-TV billing account represents one pay-TV subscriber, except for hotels, service apartments and communal service accounts, for which one serviceable unit represents one subscriber. In the case of commercial and institutional customers, such as hospitals and schools, one account represents one subscriber, regardless of the number of television outlets.
(4) Average monthly revenues per pay-TV subscriber ("pay-TV ARPU") equals the monthly average pay-TV revenues for the year divided by the average number of pay-TV subscribers for the year. The average number of pay-TV subscribers is calculated using the number of pay-TV subscribers at the beginning of the year and the number of pay-TV subscribers at the end of each month. Pay-TV revenues include monthly subscription fees and other television-related income.
(5) Broadband-ready homes passed represent the number of residential homes passed that are able to subscribe to our broadband service. For hotels, service apartments and commercial and institutional accounts, one signal point counts as one home passed.
(6) One broadband service billing account represents one broadband subscriber, except for hotels and service apartments, for which one personal computer port represents one subscriber. In the case of a commercial customer, one billing account represents one subscriber, regardless of the number of personal computer ports.
(7) Average monthly revenue per broadband subscriber ("broadband ARPU") equals the monthly average broadband revenue for the year divided by the average number of broadband subscribers for the year. The average number of broadband subscribers is calculated using the number of broadband subscribers at the beginning of the year and the number of broadband subscribers at the end of each month. Broadband revenues include monthly subscription fees, cable modem rental/sales income and other broadband service related income.

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


                                                                                 Noon buying rate
                                                               ------------------------------------------------------
Period                                                          End         Average(1)          High            Low
------                                                          ---         ----------          ----            ---
                                                                                 (HK$ per US$1.00)

1999......................................................     7.7740         7.7599           7.7755         7.7457
2000......................................................     7.7999         7.7924           7.8008         7.7765
2001......................................................     7.7980         7.7996           7.8004         7.7970
2002......................................................     7.7988         7.7996           7.8095         7.7970
2003......................................................     7.7640         7.7864           7.8001         7.7085
December 2003.............................................     7.7640         7.7645           7.7670         7.7628
January 2004..............................................     7.7775         7.7669           7.7775         7.7632
February 2004.............................................     7.7845         7.7748           7.7845         7.7686
March 2004................................................     7.7930         7.7930           7.7980         7.7842
April 2004................................................     7.7998         7.7970           7.8000         7.7870
May 2004..................................................     7.7941         7.7971           7.8010         7.7895
June 2004 (through June 22, 2004).........................     7.7994         7.7975           7.7998         7.7947


----------
(1) Determined by averaging the Hong Kong Dollar Noon Buying Rates on the last business day of each month during the respective period.

    As of June 22, 2004, the Hong Kong Dollar Noon Buying rate was US$1.00 = HK$7.7994.


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

    Although we have declared and paid dividends in respect of the years ended December 31, 2001, 2002 and 2003, there can be no assurance that we will declare and pay dividends in the future or that we will maintain our current dividend policy. Any significant change in our ability to pay a dividend or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

    We reported net losses in previous years and we may incur net losses in the future.

    Although we have recorded net profits for each year since 2000, we reported net losses from the beginning of our pay-TV operation in 1993 until 1999. As of December 31, 2003, our consolidated accumulated losses were HK$5,173 million (US$666 million). Our ability to maintain profitability will depend on the growth of our existing business and the success of our new products and services, as well as general market conditions. If we do not remain profitable or our accumulated losses are not offset by future profits, our financing needs may increase, we may not be able to pay dividends in the future and the market price of our ordinary shares and/or ADSs may be adversely affected.

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

    Our pay-TV business is dependent upon subscription revenue. We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Such illegal viewing became increasingly more widespread in 2001. Although we have been migrating our transmissions from analog to digital platforms in order to better control and limit illegal viewing activities (our digital conversion program was over two-thirds complete by December 2003), illegal activities have continued and we are aware that pirated digital set-top-boxes are available in the market. We have substantially completed the digital migration program as of the date of this Form 20-F. However, even after the migration, we expect manufacturers or vendors of unauthorized pay-TV decoders to attempt to overcome our digital encryption methods. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue.

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

    We recently acquired the exclusive right to televise the English Premier League in Hong Kong for the three-year period ending May, 2007. This arrangement will replace our previous coverage of the English Premier League via ESPN and Star Sports and will enable us to generate advertising revenues from our EPL broadcasts. However, the cost of the English Premier League rights increased significantly from previous periods and we may be unable to offset the increased programming costs with advertising revenues and increased subscriber revenues.

    We are in the process of migrating our pay-TV subscribers to digital from analog services. This migration may disrupt our pay-TV services and reduce our revenues. High digital pay-TV set-top-box costs may adversely affect our profitability and financial position.

    Due in part to the rampancy of illegal viewing, we commenced the migration of our analog television service subscribers to the more secure digital system during December 2001. We completed digital migration for our microwave service in March 2002 and have begun replacing analog decoders with digital set-top-boxes for subscribers served by our hybrid fiber coaxial network. Analog service delivered to our subscribers will be turned off as we complete the replacement of the decoders for each building. As of December 31, 2003, our digital conversion program was over two-thirds complete. We have committed to completing the digital migration and shutdown of our analog transmission by May 31, 2005, and we have substantially completed the migration program as of the date of this Form 20-F. Prior to completion, pay-TV services to some of our pay-TV subscribers may be disrupted. Any continuing disruption of our pay-TV service could harm our reputation, result in a loss of subscribers and have a material adverse effect on our business, operating results and financial condition.

    Although the unit cost of our set-top-boxes declined in 2003, there is no assurance that our digital set-top-box unit cost will not rise in the future. In the future, we may consider the acquisition of digital set-top-boxes which can deliver additional features, such as video-on-demand and interactivity. The costs of the digital set-top-boxes may be significantly higher than the cost of our existing analog decoders or digital set-top-boxes. If we are not able to pass the costs onto our subscribers, our profitability and financial position may be adversely affected.

    New digital pay-TV channels may add to our programming costs and may adversely affect our profitability.

    Digital broadcasting allows the compression of pay-TV signals, which increases our effective channel capacity. We intend to utilize this additional capacity by increasing the number of pay-TV channels offered on our digital platform. During 2003, a total of 23 new channels, including 6 sports events that were offered on a pay-per-event basis, were added to our digital platform. The channels were either included in the basic service or marketed as tier packages to derive additional revenues from existing as well as new subscribers. We may not be able to limit the total costs of production or the acquisition of content for these new channels. If such programming costs are significant and we are unable to pass on these costs to our pay-TV subscribers, our profitability may be adversely affected.

    Demand for our broadband Internet access service may not continue to grow.

    The success of our broadband Internet access service (also known as "broadband" service) will require continued growth in the use of the Internet and the demand for broadband services in Hong Kong. Although our broadband Internet subscriber base has been growing since the launch of the service in March 2000, this growth trend may not continue. In 2002, we pre-empted competition with an aggressive pricing strategy which has also resulted in significant ARPU erosion. Critical issues concerning the increased use of the Internet, including security, reliability, cost, ease of access and quality of service are likely to affect future demand for our broadband service. The competitive pressures to provide low-cost broadband access may impact our ability to charge subscription fees at favorable rates. The demand for our broadband access service may decline or it may not command the fees necessary to permit us to maintain or increase the profitability of our broadband business.

    The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.

    The markets for television services, Internet access and related services in Hong Kong are becoming more competitive. This heightened level of competition may result in a loss of subscribers to our competitors and may reduce our revenues or significantly increase our programming costs, resulting in a decrease in our cash flow and operating margin. We face strong competition in the television services market from Hong Kong's free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB. In addition, two new pay-TV services were launched during the third quarter of 2003. They are operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy Satellite Broadcasting Limited, or Galaxy, a company that is 49%-owned by TVB, the dominant free television operator in Hong Kong, launched its pay-TV service under the brand name exTV. These new pay-TV service providers may cause us to lose market share and encounter pricing pressure in the future.

    Our pay-TV program offerings include content that we acquire from third parties. The new pay-TV service providers may compete with us to acquire the rights for certain TV content. Such competition may raise the cost of purchasing these rights, and significantly raise our programming costs.

    In 2002, we launched an aggressive pricing strategy in the residential broadband market in order to maintain our market share. The strategy resulted in significant ARPU erosion. Although revenues from our broadband services began to recover during 2003, our competitors may in the future become more aggressive in pricing their broadband services. This may lead us to further lower our prices for broadband services, causing our broadband revenue to decline.

    The opening up of our network to other service providers may negatively affect our revenues and profitability.

    Under our fixed telecommunication network license, we are required to open up our network to other telecommunications and television service providers through interconnection arrangements. The opening up of our network may lead to increased competition which may negatively affect our subscriber base, revenues and operating profit. Although we expect to derive revenues from the service providers to whom we open up our network, we may not be able to charge these service providers fees high enough to compensate for the loss in revenues and operating profit due to increased competition. If this is the case, the revenues from, and operating profit of, our broadcasting and broadband business may be negatively affected.

    Pay-TV competition may increase due to the Hong Kong government's deregulation of the television broadcasting and telecommunications sectors. Any increase in competition may cause us to lose subscribers and encounter pricing pressure.

    We were initially able to operate our pay-TV business as the sole pay-TV provider in Hong Kong. In March 1998, a subsidiary of Cable & Wireless HKT (now known as PCCW Limited) launched a video-on-demand service which offered instantaneous viewing of movies and other programs. In July 2002, PCCW Limited applied to the Hong Kong government for termination of its video-on-demand service. To further liberalize the pay-TV market, the Hong Kong government awarded five new pay-TV licenses in late 2000. Four operators have since opted out from the Hong Kong market and returned their licenses to the Government. In the third quarter of 2003, two new pay-TV services were launched. They were operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy Satellite Broadcasting Limited, or Galaxy, a company that is 49%-owned by TVB, the dominant free television operator in Hong Kong, launched its pay-TV service under the brand name exTV. These new pay-TV service providers may cause us to lose market share and encounter pricing pressure in the future.

    The failure to renew our subscription television broadcasting license, or the renewal of such license with terms less favorable than the current terms, may adversely affect the profitability of our pay-TV business.

    Our subscription television broadcasting license will expire on May 31, 2005. We applied to the Hong Kong government to renew the license in June 2003. The government has approved the renewal of the license for a period of 12 years and has produced a draft new license for our review. In line with the government's deregulation philosophy, new pro-competition conditions may be imposed on us to continue our service. If the license is renewed with terms less favorable than then current terms, the profitability of our pay-TV business may be adversely affected. In the extreme case, if we fail to renew our license, we will cease to operate our pay-TV business, which could adversely affect our results.

    We may encounter pricing pressure and experience an adverse impact on our subscriber base for broadband Internet access service as a result of competition from alternative Internet access platforms.

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

    Our pay-TV service includes broadcasting of TV content that we acquire from third parties. In the event we do not acquire or retain the right to broadcast certain TV content, we may acquire rights to broadcast alternative TV content in substitution. Such alternative TV content may not be available on the same terms, or at all, and any loss of TV content or inability to obtain the rights to provide suitable alternative TV content could adversely affect the quality of our pay-TV service. In the event that we retain certain TV content on terms and conditions significantly different from prior agreements, our programming costs and/or pay-TV subscription revenues may be adversely affected.



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

    We recently launched a satellite channel targeted at Mainland China. The channel is expected to incur losses in its initial years of operations and it may never be profitable.

    We launched a satellite channel targeted primarily at Mainland China in October 2003. The channel is available in hotels that are rated at or above three stars, foreign compounds, and other select areas in Mainland China. In May 2004, our subsidiary, Hong Kong Cable Television Limited, entered into an agreement for the channel to be carried by Shenzhen Television Station. As a result, the channel is available to the pay-TV subscribers of Shenzhen Television Station. The relevant television market in Mainland China is highly competitive. The channel is expected to incur losses in its initial years of operation and there is no assurance that the channel will become profitable. In addition, any adverse development in the economic, political or legal environment in Mainland China could have a negative effect on the operations and financial condition of this channel.

    We are finalizing our plans to launch voice-over-Internet-protocol, or VoIP, services. The operation of such services may increase our capital expenditure and, furthermore, such services may not be profitable.

    We are finalizing our plans to launch voice-over-Internet-protocol, or VoIP, services. The services will enable subscribers to make and receive calls using traditional telephone handsets connected to a cable modem. The launching of such services may incur additional capital expenditures and adversely affect our financial position. There is no assurance that VoIP services will be profitable, and such services may adversely affect our future consolidated earnings.

    The Hong Kong Inland Revenue Department may not accept the Group's compromise settlement for an ongoing discussion regarding a finance lease arrangement.

    We are currently in discussion with the Hong Kong Inland Revenue Department regarding the deductibility of certain interest payments claimed in the previous year tax computations of the lessors in a finance lease arrangement. As part of the settlement proposal, we have offered to cause certain interest expenses previously deducted by the lessees to be rendered disallowable, therefore reducing their unused tax losses brought forward by the equivalent amount. The outcome of the discussion is uncertain. The Inland Revenue Department may decide that our settlement proposal will not sufficiently counteract the tax benefits that we have gained and seek to enforce various protective assessments already issued, in which case, we may be liable to pay additional taxes.

    The political and economic environment in Hong Kong is uncertain and may adversely affect our business and financial condition.

    All of our facilities and operations are located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC, with its own government and legislature. The Joint Declaration between the Chinese and British governments and the Basic Law, the mini-constitution for Hong Kong, provide that Hong Kong will have a high degree of legislative, judicial and economic autonomy. Since the PRC's resumption of sovereignty over Hong Kong on July 1, 1997, Hong Kong has enjoyed a high degree of autonomy. However, our business and financial condition may be adversely affected as a result of future developments in the political and economic environment in Hong Kong or in the PRC. Moreover, the economic environment in Hong Kong is susceptible to the instability in global economic conditions. The continued military involvement in Iraq has aggravated global economic conditions, which have been weakened by recent events including, but not limited to, terrorism-related activities and corporate governance issues in the United States. Any worsening in the economic condition of Hong Kong as a result of the current turmoil may adversely affect our business and financial condition.

    In the first half of 2003, China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. Such SARS outbreak had an adverse effect on our results of operations for the first half of 2003.

    We cannot assure you that SARS or SARS-like outbreaks will not occur again and that any future SARS or SARS-like outbreaks, or the measures taken by Hong Kong and other countries against SARS or SARS-like outbreaks, will not seriously interrupt our operations, which may have a material adverse effect on our financial condition and results of operations.

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

    Our agent in the United States is CT Corporation System, which is currently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

    Our capital expenditures for purchases of property, plant and equipment in 2001, 2002 and 2003 amounted to HK$641.5 million, HK$608.7 million and HK$362.8 million, respectively. The major items of our capital expenditures included investments on digital set-top-boxes, cable modems and related equipment, and further network upgrade and expansion expenditures. These items are expected to be the major areas of our capital expenditures in 2004.

B.  Business Overview

    We believe that we are the leading pay-TV programming operator and service provider in Hong Kong and that we are also Hong Kong's second largest residential broadband Internet access service provider.

    We launched our pay-TV service in October 1993. As of December 31, 2003, we had 656,000 pay-TV subscribers, representing an 8.1% increase over the previous year.

    We launched our broadband service in March 2000. As of December 31, 2003, we had 258,000 broadband subscribers, representing a 14.0% increase over the previous year. As of December 31, 2003, our in-building coaxial network passed over 2,010,000 homes. Within this total, 1,942,000 homes were connected to our fiber optic cable network, out of which 1,900,000 households were "broadband-ready" (i.e., these households were able to subscribe to our broadband service).

Business Strategy

    Our goal is to become Hong Kong's leading provider of integrated multimedia communications services, encompassing video, data and voice services. We are also looking for opportunities to expand into other markets outside of Hong Kong, in the Greater China region. Our strategy is to:

o   Expand our pay-TV subscriber base through programming differentiation

    We will continue to provide locally-targeted, innovative television programming to maintain our market leadership in news, sports and movies. Our investment in Chinese-language programming has been instrumental to our success to date since most of Hong Kong's population speaks Cantonese as their primary language. To complement our local programming, we will continue to broadcast sport events, movies and major international channels such as CNN International, HBO Asia and Discovery. As of December 31, 2003, we carried 74 program channels on our digital platform. Some of the channels were included in our basic package while others were marketed as tier packages to derive additional revenues from existing or new subscribers. We will continue to invest in programming content to maintain service differentiation. We will continue to evaluate new genres and programs so that we can offer more programming packages to existing and new subscribers. We also plan to continue to increase the number of our subscribers by marketing through direct sales, promotions and advertising. We believe there is an opportunity to further increase our number of subscribers in a market such as Hong Kong as the market for pay-TV services continues to develop.

o   Continuous rollout of our fiber coaxial cable network

    We will continue to rollout our fiber coaxial cable network so we can utilize the network's ability to provide video, data and other services. As of December 31, 2003, 1,942,000 of our homes passed were connected to our fiber coaxial cable network.

o   Pursue penetration of our broadband Internet access service

    We launched our broadband Internet access service based on cable modem technology in March 2000. There are inherent technological advantages broadband Internet access has over dial-up Internet access. These advantages include faster data transmission speeds, permanent or "always on" connections and no need for subscribers to keep a separate telephone line for Internet access. During 2003, our broadband subscribers grew by 14.0% to 258,000 and we maintained our position as the second largest residential broadband access service provider in Hong Kong. In 2002, we preempted competition with an aggressive pricing strategy that resulted in broadband ARPU erosion. Price competition in the residential broadband market appeared to stabilize in 2003, and our broadband ARPU began to recover during 2003.

Products and Services

Pay-TV Services

    We offer the following pay-TV services:

    Basic Package. As of December 31, 2003, our basic package included access to 25 channels for our analog subscribers and 39 channels for our digital subscribers. We have since added two channels to our basic package for digital subscribers. We also offer various other packages, typically consisting of a limited number of channels offered in our basic package at a lower subscription fee to enhance our pay-TV penetration.

    Pay-Per-View and Premium Services. We currently offer pay-per-view channels and were the first pay-per-view provider in Asia. Pay-per-view channels offer viewing of adult entertainment and live sports events at additional fees. As of December 31, 2003, our premium channels included HBO Asia, Cinemax, STAR Movies and Channel A. HBO Asia, Cinemax, and STAR Movies offer Hollywood movies and other programs. Channel A features some of the more popular programs we offer from among all our local channels. In addition to three premium packages launched in 2002, we launched a premium Entertainment Package that is comprised of Asia Plus and Jet TV from Taiwan, Fashion TV, Soundtrack Channel and our Channel A; and a premium Discovery Package that includes Discovery Channel, Animal Planet, Discovery Travel and Adventure, Discovery Health, Discovery Science and Discovery H&L during 2003. Discovery Channel, Animal Planet, and Discovery Travel and Adventure are also included in our basic package. To cater to our subscribers who are sports fans, we also added a World Cricket Live Channel and a popular sports channel, Ten Sports.

    As of December 31, 2003, we also provided access and maintenance services to approximately 239,000 satellite television systems households in Hong Kong. Satellite television systems allow customers to view free-to-air channels distributed via satellite.

Internet and Multimedia Services

    In January 1999, we formed a new business unit to develop advanced applications for our fiber coaxial cable network and to capitalize on the rapidly growing number of Internet users in Hong Kong. Our existing products and Internet services are:

    Broadband Internet Access. We introduced our broadband Internet access service utilizing cable modem technology under the i-CABLE brandname in March 2000. As of December 31, 2003, we were Hong Kong's second largest residential broadband service provider. A cable modem is a peripheral device attached to a personal computer that allows the user to send and receive data over a cable television system. The technology allows for a permanent connection to the Internet and eliminates the typical connection delays associated with accessing the Internet using dial-up procedures. We charge our broadband Internet access subscribers flat fees with no usage charges. We typically market our broadband Internet access service at discounts to our standard monthly subscription fee for new subscribers.

    Dial-Up Internet Access. We also offer dial-up Internet services to our subscribers. Our dial-up subscribers can access the Internet over their telephone lines with data transmission speeds of up to 56 kilobits per second.

Programming

Pay-TV Services

    Our strategy has been to achieve pay-TV subscriber penetration through local content production and packaging, consisting primarily of news, movies and live and exclusive sports programming. As there are limited Cantonese language programming alternatives, we produce our own programming and repackage licensed programming to suit local preferences. We are one of the largest producers of television programming in Hong Kong. We originate and repackage 16 channels in our basic package.

    News, movies and sports have been our most important programming genres and we will continue to invest in such programming.

    News. We produce three 24-hour Cantonese news channels. News 1 broadcasts local news and public affairs, financial and comprehensive breaking news. News 2 broadcasts non-stop news with half-hourly updates. Top News broadcasts non-stop news with updates every eight to ten minutes. We believe subscribers are attracted to the convenience and quality of our 24-hour news programming. Our digital news production center commenced operations in early 2002. As the first fully digitized news production center in Hong Kong, it deploys the latest digital shooting, editing and broadcasting technologies to reduce production time and enhance efficiency. It will also facilitate multimedia content development and generate new revenue opportunities. We have also acquired broadcasting rights to international news channels such as CNN International, BBC World and CNBC Asia.

    Movies. Through our own three basic movie channels and three premium channels, we offer popular Hollywood titles, local blockbusters and special packages catering to our subscribers. Our pay-per-view service features movies and adult entertainment programs. We also carry TCM, Cartoon Network and AXN in our basic service and HBO Asia, Cinemax and STAR Movies as premium channels.

    Sports. We produce two sports channels and carry ESPN and STAR Sports, World Cricket Live, and Ten Sports. Exclusive and live coverage of sports events has played an important role in attracting new subscribers. Soccer is more popular than any other sports in Hong Kong. Following our successful acquisition of broadcast rights to the Spanish Soccer League last summer, we launched a 24-hour soccer channel to accommodate the wide array of soccer matches and programs on our platform. We have also secured the exclusive rights to broadcast the English Premier League for three seasons from August this year as well as the 2006 FIFA World Cup. We also carry major international sports events, such as major tennis tournaments including the Australian Open and French Open and major golf and snooker events. Additionally, our Channel 18 provides comprehensive live coverage of all horse races of the Hong Kong Jockey Club.



Our Channels

    We offer a variety of channels with our own originated or packaged channels, primarily in Cantonese, as well as licensed satellite channels. As of December 31, 2003, we offered 74 channels on our network, consisting of 39 basic channels, 30 premium channels, including the channels that are included in our premium packages, and five pay-per-view channels. Our analog subscribers received 25 channels for the basic package plus one premium channel as of December 31, 2003.

    News, sports and movies remained the mainstay of our programming platform. We also carried a number of acclaimed documentary channels such as Discovery and the National Geographic channels. Our entertainment platform consists of a mix of international, regional and self-produced channels. In the summer of 2003, we launched a 24-hour Entertainment News Channel, the first of its kind in Hong Kong, which provides round-the-clock reporting and news magazine programs featuring the world of show business as well as lifestyle and trends in Hong Kong, the region and the world. We also carried five premium packages, for a total of 24 channels, catering to ethnic minority groups, sports fans and viewers with particular interests

Internet and Multimedia Services

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

    During 2002, we launched several fee-charging portals, including portals on horse racing and stocks. We have also begun charging subscription fees for access to contents in our "walled garden" portals, which include news, sports, movies, fortune, and games. In 2003, following the Hong Kong government's legalization of betting on soccer matches, we launched a soccer website that provides information to soccer punters.

Segment Information

    The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:


-------------------------------------------------------------------------------------------------------------------------------
                                                                      For the year ended December 31,
                                             ----------------------------------------------------------------------------------
                                                        2001                        2002                       2003
                                             --------------------------   -------------------------- --------------------------
                                                HK$ in                       HK$ in                     HK$ in
                                                million          %           million         %          million          %
                                             -------------  -----------   --------------  ---------- --------------  ----------
Pay television                                     1,595         82.6             1,711       79.2           1,734       80.9
Internet and multimedia                              336         17.4               450       20.8             409       19.1
                                             -------------  -----------   --------------  ---------- --------------  ----------
Total operating revenues                           1,931        100.0             2,161      100.0           2,143      100.0
                                             -------------  -----------   --------------  ---------- --------------  ----------



    Our business activities are conducted primarily in Hong Kong. For the years ended 2001, 2002 and 2003, less than 10% of our revenues were derived from activities conducted outside Hong Kong.

Sales and Marketing

Pay-TV Services

    We use a variety of marketing methods to attract and retain subscribers. Direct sales marketing is our most effective sales method, particularly due to Hong Kong's high population density. Our marketing strategy is to:

    o   achieve high brand awareness;

    o feature live and exclusive sports, popular movies and convenient quality news programming;

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

    o   achieve high brand awareness;

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

    o offer short-term promotions and incentives for subscribers to sign up quickly for longer-term commitments; and

    o   promote customer loyalty by offering subscriber benefit programs

    By leveraging on our brandname, marketing and sales experience, and customer fulfillment capabilities, we believe we have established ourselves as Hong Kong's second largest residential broadband Internet access service provider at the end of 2003.

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

    Most of our subscribers live in high-rise apartment buildings which have been wired with in-building coaxial networks. We have been allocated 35 frequency channels by the Telecommunications Authority for television services and two additional frequency channels for broadband services. The total number of frequency channels for television services allocated to us will be reduced to 20 following completion of our digital migration. However, with compression technology, the 20 frequency channels will enable us to carry over 100 program channels.

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

    The completed fiber coaxial cable network is two-way capable. It will also have the capacity to support additional advanced services by placing telecommunications and data-communications equipment at network nodes to interface with facilities of various Internet service providers, value-added service providers, content providers, network carriers and broadcasters.

    We returned the 12 GHz and 2 GHz microwave frequencies to the Hong Kong government during 2001. The Telecommunications Authority has allowed us to use alternative frequencies at 18 GHz to broadcast our pay-TV services to certain homes in remote locations. Since December 2001, we have begun to migrate our television service to digital broadcasting to combat illegal viewing and to expand our channel capacity. In March 2002, we shut down the more vulnerable analog service on our microwave network to protect our signal integrity. We have also begun to convert our HFC subscribers to digital by replacing their set top boxes in phases. We have undertaken to the Government to complete the migration by May 31, 2005. By the end of December 2002, we had converted more than one-third of our subscribers to digital service. At the end of 2003, our digital conversion program was over two-thirds complete. We have substantially completed the digital migration program as of the date of this Form 20-F.

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

    Internet access is the first non pay-TV application deployed over our hybrid fiber coaxial cable network. In the future, we may introduce other applications, such as voice services, over the cable modem infrastructure with incremental investment.

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

Regulations

Regulations on Television Broadcasting

      Overview

    We conduct our pay-TV business through our subsidiary, Hong Kong Cable Television Limited ("HKC"). HKC is a licensed subscription television broadcaster and is subject to the provisions of the Television Ordinance (repealed in July 2000), the Broadcasting Ordinance, the Broadcasting Authority Ordinance, the Telecommunications Ordinance and its license and related regulations, codes of practice, guidelines and directions by the Broadcasting Authority. The provisions are administered by the Broadcasting Authority, a statutory body established under the Broadcasting Authority Ordinance and the Telecommunications Authority. The Broadcasting Authority prescribes rules concerning the content and scope of television programming, supervises all services provided by television broadcasters and makes recommendations to the Chief Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses. The Chief Executive-in-Council issues domestic pay television program service licenses (formerly subscription television broadcasting licenses under the regime of the now repealed Television Ordinance) which grants the right to provide domestic pay television program services. HKC's domestic pay television program service license sets forth the terms and conditions for providing its pay-TV service, including the length, network milestone requirements, and the scope of its programming.

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

    Our subscription television broadcasting license will expire on May 31, 2005. We applied to the Government to renew our license in June 2003. The Government has approved the renewal of the license for a period of 12 years and has produced a draft new license for our review. Separately, we have commenced discussions with the Telecommunications Authority to include the transmission of our television service into our fixed line license under the current regulatory regime, which requires the transmission part of our license to be subject to the Telecommunications Ordinance.

    We also hold a non-domestic television service license for the uplink of a satellite channel, which has been granted limited landing right for reception in hotels and selected compounds in Mainland China.

    HKC has undertaken to the Hong Kong government to complete the migration of our television broadcasting service to digital transmission by May 31, 2005. HKC started the migration in the fourth quarter of 2001, and our digital conversion program was over two-thirds complete as of December 31, 2003. We have substantially completed the digital migration program as of the date of this Form 20-F.

    Additionally, the Broadcasting Authority may require HKC to refrain from broadcasting all or part of certain programs, advertisements or other material where this would result in material breaches of the terms and conditions of the license or violations of applicable law, regulations or public policy.

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

    New Regulatory Developments

    The Hong Kong government has adopted the policy of liberalizing the television broadcasting market, including the pay-TV market, with the aim of increasing competition. In December 1998, the Hong Kong government adopted a number of policies designed to liberalize the market and increase competition. These policies aim to increase competition by requiring HKC to open its networks, abolishing subscription and advertising royalties, allowing HKC to deliver telecommunications services using its subscription television network, lifting the moratorium on pay television and video-on-demand program services, and opening the market for digital terrestrial television services. The restrictions on ownership and control were also modified. Some of the policy decisions have been implemented through the enactment of the Broadcasting Ordinance in the second half of 2000. The Hong Kong government also awarded five new pay-TV licenses in late 2000. Four operators have since opted out from the Hong Kong market and returned their licenses to the Government. Nonetheless, two new pay-TV services were launched during the third quarter of 2003. They were operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. Galaxy, in which Hong Kong's dominant free TV operator TVB holds 49%, launched its pay-TV service under the brand name exTV in February 2004.

Regulations on Telecommunications

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

New Regulatory Developments

    In January 2002, the Telecommunications Authority announced its policy on the implementation of the full liberalization of the local FTNS market in Hong Kong from January 1, 2003 which follows the liberalization policy announced in May 1999 to license the operation of additional wireline based fixed networks when the moratorium on issuing new local FTNS licenses ends on December 31, 2002. Since January 1, 2003, the local and external FTNS market is fully liberalized and there is no pre-set limit for number of licenses for the operation of local wireline-based fixed networks. In January 2003, three new local wireline-based FTNS were granted, including two of which granted to local wireless FTNS licensees by modifying their licenses to include the operation of local wireline-based FTNS. As of May 3, 2004, there were 9 local wireline-based FTNS licensees.

C.  Organizational Structure

    The chart below represents i-CABLE's organizational structure as of December 31, 2003. All the companies have been established under the laws of Hong Kong, except for Apex Victory Limited, i-CABLE China Limited, i-CABLE Ventures Limited, Kreuger Assets Limited, Moscan Assets Limited and Wisdom Global Holdings Limited, which were established under the laws of the British Virgin Islands; and Guangzhou Kuan Xun Customer Services Limited (English translation/transliteration of Chinese name), which was established under the laws of China. All the companies are direct or indirect wholly-owned subsidiaries of i-CABLE.

                                              ------------------------------------
                                              |  i-CABLE Communications Limited  |
                                              ------------------------------------
                                                                  |
                     ---------------------------------------------------------------------------------
                     |                                            |                                  |
-----------------------------------------        -------------------------       ------------------------------
|  Cable Network Communications Limited  |       |  Apex Victory Limited  |      |  i-CABLE Ventures Limited  |
-----------------------------------------        -------------------------       ------------------------------
                     |                                            |
                     |                                            |            ---------------------------
                     |                                            -------------|  i-CABLE China Limited  |
                     |                                            |            ---------------------------
                     |                                            |
                     |                                            |            ------------------------------------------
                     |                                            -------------|  i-CABLE Satellite Television Limited  |
                     |                                                         ------------------------------------------
                     |                        ----------------------------------------
                     |------------------------|  Hong Kong Cable Television Limited  |
                     |                        ----------------------------------------
                     |
                     |       ----------------------------------------
                     |------ |  Hong Kong Cable Enterprises Limited |
                     |       ---------------------------------------
                     |         -----------------------------
                     |-------- |  i-CABLE Cineplex Limited |
                     |         -----------------------------
                     |
                     |                      --------------------------------
                     -----------------------|   i-CABLE Network Limited    |
                     |                      --------------------------------
                     |
                     |                      --------------------------------
                     -----------------------|  i-CABLE WebServe Limited    |
                     |                      --------------------------------
                     |
                     |                      ------------------------------------
                     -----------------------|   Kreuger Assets Limited          |
                     |                      ------------------------------------
                     |
                     |                      --------------------------------------------------
                     -----------------------|             Maspon Company Limited             |----------
                     |                      --------------------------------------------------          |
                     |                                                                                  |
                     |                                                                                  |   99.9975%
                     |                                            0.0025%            -------------------------------------
                     |---------------------------------------------------------------|  The Network Leasing Partnership  |
                     |                                                               -------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|               Moscan Assets Limited            |
                     |                      -------------------------------------------------
                     |
                     |                      ----------------------------------------------------
                     -----------------------|     New Television and Film International Limited |
                     |                      ----------------------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|     Rediffusion Satellite Services Limited    |
                     |                      -------------------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|        Rediffusion (Hong Kong) Limited        |
                     |                      -------------------------------------------------
                     |
                     |                      -------------------------------------------------
                     -----------------------|        Rediffusion Engineering Limited        |
                     |                      -------------------------------------------------
                     |
                     |                       ------------------------------------------------
                     ------------------------|          Riddlewood Company Limited           |----------
                     |                       ------------------------------------------------           |
                     |                                                                                  |
                     |                                                                                  |  99.9975%
                     |                                         0.0025%                    ---------------------------------
                     |-------------------------------------------------------------------|  The Cable Leasing Partnership  |
                     |                                                                    ---------------------------------
                     |              ------------------------------------
                     |--------------|  Wisdom Global Holdings Limited  |
                     |              ------------------------------------
                     |                                                         -----------------------------------------------
                     |--------------------------------------------------------|       Guangzhou Kuan Xun Customer Services    |
                                                                              | Limited (English translation/transliteration  |
                                                                              |                of Chinese Name)               |
                     |                                                         -----------------------------------------------




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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

    You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in Hong Kong Dollars as of December 31, 2003. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the Hong Kong Dollar Noon Buying Rate at December 31, 2003, which was HK$7.764 per US$1.00. Sums may not add due to rounding.

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

    HKC, our subsidiary, launched its pay-TV service in Hong Kong in October 1993 and is Hong Kong's leading pay-TV system operator. As of December 31, 2003, our network passed over 2,010,000 homes, of which 1,942,000 have been connected to our fiber network. As of December 31, 2003, we had 656,000 pay-TV subscribers.

    Through our HFC network we began to offer broadband Internet access service in March 2000. As of December 31, 2003, we had 258,000 broadband Internet subscribers. Since the end of 2000, we have conducted field trials to distribute voice service using Voice over Internet Protocol technology over our network.

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

    We generated approximately 80.9% of our revenues from our pay-TV segment, with the balance derived from our Internet and Multimedia segment.

    Subscription fees charged to our pay-TV customers for basic, premium and pay-per-view services, and for provision of installation and other support services accounted for the majority of our pay-TV revenue. We derive additional revenues from advertising income, program-guide sales, satellite television systems services, multimedia dial-up and broadband access services. We have increased our pay-TV revenues in each of the past three fiscal years primarily by attracting more subscribers.

    In 2003, broadband revenues constituted over 93.3% of our Internet and Multimedia revenue, with additional revenues coming from our dial-up Internet access, portal subscriptions and advertisement fees.


    Our operating expenses consist primarily of:

    o   programming costs;
    o   network and other operating expenses;
    o   selling, general and administrative expenses; and
    o   depreciation

    Programming costs, representing the largest component of our operating costs, are costs incurred for the acquisition, production and broadcasting of programming, and the amortization of programming rights. Programming-related personnel costs accounted for approximately 45.1% of total programming costs in 2003.

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

Early Redemption of Convertible Bonds

    On November 24, 1999, we issued 4% fixed rate convertible bonds in an aggregate principal amount of HK$1,800 million. These convertible bonds are due for redemption at face value on November 23, 2003 and are held by Wharf Communications Limited (formerly known as Wharf Communications Investments Limited) ("Wharf Communications"), a wholly-owned subsidiary of our controlling shareholder, The Wharf (Holdings) Limited. The convertible bonds are convertible into our ordinary shares.

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

    Prior to the early redemption, we had surplus funds of approximately HK$1,500 million, which earned a yield of less than 2% per annum pending the redemption of the convertible bonds, and which was applied towards the early redemption. The early redemption resulted in a reduction of our net financing costs. The balance of the outstanding convertible bonds amounting to HK$300 million was fully redeemed upon maturity in November, 2003.

    See also "Item 7--Major Shareholders and Related Party
Transactions--Related Transactions."

Non-GAAP Financial Measures

    We use a financial measure that we defined as adjusted EBITDA to provide additional information about our operating performance. Adjusted EBITDA refers to our earnings before the following items:

    o   interest income;
    o   finance costs;
    o   non-operating income/expenses;
    o   provision for income tax;
    o depreciation of property, plant and equipment (excluding network rental income and expense), but after amortization of programming rights; and
    o   impairment loss on investments.

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

    The following table reconciles our net income under Hong Kong GAAP to our definition of adjusted EBITDA for the periods indicated:


                                                                               As of December 31,
                                                               ----------------------------------------------------
                                                                     1999      2000      2001      2002      2003
                                                                   --------  --------  --------  --------  --------
                                                                      HK$        HK$       HK$       HK$       HK$
                                                                                  (in millions)
         Adjusted EBITDA                                              225       442       615       730        789

         Adjustments:
         Network rental income........................                208         -         -         -          -
         Network rental expense.......................               (117)        -         -         -          -
         Interest income..............................                 11       101        58        26          9
         Finance costs................................                (90)      (72)      (72)      (62)      (16)
         Non-operating income/(expenses)..............                 (6)       (2)        1         -       (10)
         Provision for income tax.....................                  1         -         -         -       (13)
         Impairment loss on investments...............                  -         -         -       (73)         -
         Depreciation.................................               (469)     (449)     (435)     (504)     (539)
         Net profit/(loss)............................               (237)       20       167       117        220


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

Critical Accounting Policies and Estimates

    Our financial statements are prepared in accordance with Hong Kong GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Our management evaluates their estimates and assumptions including those related to revenue recognition, useful lives of property, plant and equipment and impairment of long lived assets at each balance sheet date. Actual results may differ from these estimates under different assumptions or conditions.

    We believe that the following critical accounting policies have a more significant impact on our financial statements, either because of the significance of the financial statement elements to which they relate, or because they require judgment and estimations.

    Revenue recognition. Revenues from rendering of services is recognized only when the outcome of a transaction can be estimated reliably with the amount recognized by reference to the stage of completion of the transaction at the balance sheet date. The outcome of a transaction can be estimated reliably when all of the following conditions are satisfied: (a) the amount of revenues can be measured reliably; (b) it is probable that the economic benefits associated with the transaction will flow to us; (c) the stage of completion of the transaction at the balance sheet date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. In certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single multiple-element transaction in order to reflect the substance of the transaction. Please see note 2(h) to our consolidated financial statements for further details of our revenue recognition policies.

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

    Impairment of long lived assets. Long lived assets including property, plant and equipment, programming library and goodwill (including those initially taken to reserves) are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Our accounting policies on impairment of assets are further detailed in note 2(t) to our consolidated financial statements.

Results of Operations

    The following table summarizes our results of operations under Hong Kong GAAP for the years ended December 31, 2001, 2002 and 2003:


                                                                                         Year ended December 31,
                                                                         ----------------------------------------------
                                                                                 2001           2002            2003
                                                                              ----------     ----------      ----------
                                                                                          (HK$ in millions)

     Service revenues                                                           1,931           2,161          2,143
                                                                              ----------     ----------      ----------

     Programming costs.................................................           602             732            649
     Network and other operating expenses..............................           364             351            361
     Selling, general and administrative expenses......................           350             348            343
                                                                              ----------     ----------      ----------
                                                                                1,316           1,431          1,353

     Depreciation......................................................           435             504            539
                                                                              ----------     ----------      ----------
     Total operating expenses..........................................         1,751           1,935          1,892

     Profit from operations............................................           180             226            251
     Non-operating income/(expenses)...................................             1              (0)           (10)
     Interest income...................................................            58              26              8
     Impairment loss on investments....................................             -             (73)             -




     Finance costs.....................................................           (72)            (62)           (16)
                                                                              ----------     ----------      ----------
     Profit before taxation............................................           167             117            233

     Provision for income tax..........................................             -               -           (13)
                                                                              ----------     ----------      ----------
     Net profit........................................................           167             117            220
                                                                              ==========     ==========      ==========


2003 Compared to 2002

    Service Revenues

    Our service revenues in 2003 decreased slightly by HK$18 million (US$2 million), or 0.8%, to HK$2,143 million (US$276 million) from HK$2,161 million in 2002. Service revenues from our pay-TV business in 2003 grew by HK$23 million (US$3 million), or 1.4%, to HK$1,734 million (US$223 million) from HK$1,711 million in 2002 due to a growth in subscription which more than offset the decline in airtime sales revenues attributable to the absence of the 2002 World Cup. During the same period, service revenues from our Internet-related services decreased by HK$41 million (US$5 million), or 9.2%, to HK$409 million (US$53 million) from HK$450 million during the previous year as the growth in the number of broadband subscribers was more than offset by a fall in broadband ARPU. However, both ARPU and revenue began to recover in the second half of 2003. Service revenues attributable to our Internet-related services accounted for 19.1% of our total service revenues in 2003, representing a 1.7% decrease as compared to 20.8% during the previous year.

    Operating Expenses

    Our operating expenses including depreciation decreased by HK$42 million (US$5 million), or 2.2%, to HK$1,892 million (US$244 million) in 2003 from HK$1,934 million in 2002, with the following breakdown:

    Programming Costs. Programming costs decreased by 11.3% to HK$650 million (US$84 million) in 2003 from HK$732 million in 2002, primarily due to the absence of the costs associated with our carriage of the 2002 FIFA World Cup and stringent cost control related to our ongoing price negotiation with content providers, which more than offset the additional costs associated with the launch of new channels.

     Network and Other Operating Expenses. Network and other operating expenses increased 2.8% to HK$361 million (US$46 million) in 2003 from HK$351 million in 2002, primarily due to an increase in network costs, repair and maintenance costs and the incremental customer service costs, as partially offset by lower international bandwidth costs.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased slightly by 1% to HK$343 million (US$44 million) in 2003 from HK$347 million in 2002 due mainly to lower marketing costs as a result of the absence of major marketing campaigns such as the 2002 World Cup acquisition promotion, despite an expansion of the sales force.

    Depreciation. Depreciation expenses increased by 6.8% to HK$539 million (US$69 million) in 2003 from HK$504 million in 2002 due mainly to capital investments in digital set-top boxes, cable modems and related network equipment to cater for subscriber growth.

    Operating Profit

    We recognized an operating profit of HK$251 million (US$32 million) in 2003, representing a HK$24 million (US$3 million), or 10.7%, increase compared to HK$226 million in 2002.

    Interest Income and Finance Costs

    Interest income dropped by HK$18 million (US$2 million), or 68%, to HK$8 million (US$1 million) in 2003 from HK$26 million in 2002 due to the low interest rate environment and a significant reduction in surplus funds after the early redemption of our fixed rate convertible bonds in October 2002. Finance costs also decreased by HK$47 million (US$6 million), or 75%, to HK$16 million (US$2 million) in 2003 from

HK$62 million in 2002 due to the partial redemption in October 2002 and full redemption in November 2003 of our fixed rate convertible bonds.

    Impairment Loss

    We did not make any provision for impairment loss in 2003 as compared to a HK$73 million (US$9 million) provision in 2002 for the diminution in value of our venture investments in the technology sector.

    Net Profit

    We recorded a net profit after taxation of HK$220 million (US$28 million) in 2003, representing an increase of HK$103 million (US$13 million), or 88.0%, from HK$117 million in 2002. Basic and diluted earnings per share for 2003 were 10.9 cents as compared to basic and diluted earnings per share of 5.8 cents in 2002.

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

U.S. GAAP Reconciliation

    Our consolidated financial statements are prepared in accordance with Hong Kong GAAP which differs in certain significant respects from U.S. GAAP.

    The description of the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to i-CABLE, including deferred pre-maturity and franchise costs, the offset of goodwill against reserves and related goodwill amortization, the reversal of impairment writedown, provision for deferred taxes liabilities and recognition of deferred tax assets, installation fees, costs and subscription fees, investment write down to earnings and share option compensation expense, is provided in note 33 to our consolidated financial statements. A reconciliation of net profit/(loss) for the three years ended December 31, 2001, 2002 and 2003 and shareholders' equity as of December 31, 2002 and 2003 under Hong Kong GAAP to the comparable amounts determined under U.S. GAAP is also provided in note 33 to our consolidated financial statements.

    Net profit/(loss) and shareholders' equity under Hong Kong GAAP as compared to the amounts determined under U.S. GAAP is set forth below:


                                                                         As of and for the year ended December 31,
                                                                ----------------------------------------------------------

                                                                   2001                     2002                  2003
                                                                   ----                     ----                  ----
                                                                                     (HK$ in millions)
Net profit/(loss):
Hong Kong GAAP........................................               167                      117                   220
U.S. GAAP.............................................                (6)                     100                   128

Shareholders' equity:
Hong Kong GAAP (2001 and 2002: Restated)..............             1,456                    1,525                 1,685
U.S. GAAP.............................................             1,705                    1,754                 1,824


B.  Liquidity and Capital Resources

Liquidity

    Since the commencement of our business, we have financed our operations and capital expenditure requirements primarily through shareholder's loan from Wharf Communications and cash flows from operations, and the initial public offering in 1999. In October 2002, we early redeemed HK$1,500 million out of HK$1,800 million outstanding of our fixed rate convertible bonds. The balance of the convertible bonds amounting to HK$300 million was fully redeemed upon maturity in November 2003. These fixed rate convertible bonds were held by a subsidiary of The Wharf (Holdings) Limited. See "Item 5 - Operating and Financial Review and Prospects - Operating Results - Early Redemption of Convertible Bonds" and "Item 7 - Major Shareholders and Related Party Transactions - Related Transactions." We repaid our bank borrowings during 2003 and as of December 31, 2003, we were debt-free with a surplus cash of HK$28.9 million. As of December 31, 2003, we had current assets of HK$246.6 million and current liabilities of HK$883.6 million. Our current ratio was 27.9%.

    The surplus cash of HK$28.9 million, together with expected cash flow from operations are expected to be sufficient to fund our current operational and capital expenditure plans.

    During 2003, net cash generated from operating activities amounted to HK$719.5 million (US$92.7 million), a decrease of HK$143.8 (US$18.5 million) or 16.7% from HK$863.4 million in 2002. Cash generated from investing activities in 2003 totaled HK$49.5 million (US$6.4 million), compared to cash outflow from investing activities of HK$883.7 (US$113.8 million) in 2002, mainly due to the redemption of deposits placed with financial institutions in 2003. We believe that cash generated from our operations and funds available from external sources are sufficient to cover our operating and capital expenditures.

    The following table sets forth a summary of our statements of cash flows under Hong Kong GAAP for the years ended December 31, 2001, 2002 and 2003:


                                                                                         Year ended December 31,
                                                                             -------------------------------------------------
                                                                                    2001            2002             2003
                                                                               -----------     ------------      -----------
                                                                                               (HK$ in millions)
     Net cash inflow from operating activities..........................            734.1           863.4           719.6
     Net cash inflow/(outflow) from investing activities................         (1,063.2)         (883.7)           49.5
     Net cash outflow from financing activities.........................              -          (1,177.1)         (746.9)
                                                                               -----------     ------------      -----------
     Net increase/(decrease) in cash and cash equivalents...............           (329.1)       (1,197.4)           22.2
                                                                               ===========     ============      ===========


    If the primary sources of funding are inadequate to meet our liquidity requirements and borrowing commitments, or if we pursue new projects, we may need to raise capital in the future. Depending on our capital requirements, market conditions and other factors, we may raise additional funds through debt or equity offerings or through the sale of assets. We have arranged short term bank credit facilities of approximately HK$560 million to meet any future cash outflow. In the event that such financing cannot be obtained, we may have to scale back our business expansion plans.

Capital Resources

    Our cash outflow from capital expenditures decreased by HK$245.9 million (US$31.7 million) or 40.4% to HK$362.9 million (US$46.7 million) in 2003 from HK$608.7 million in 2002. The capital expenditures were incurred primarily from the rollout of our broadband service, the construction of fiber trunk and in-building coaxial networks, and the digitization of our news broadcasting facilities.

    Our cash outflow from the purchase of our programming library for the year ended December 31, 2003 decreased by HK$16.9 million (US$2.2 million) or 15.7% to HK$90.7 million (US$11.7 million) from HK$107.7 million in 2002.

Contractual Obligations and Commitments

    The following table summarizes our material contractual obligations and commitments at December 31, 2003:



                                                                                     2005-          2008 and
                                                                      2004           2007          thereafter          Total
                                                                  --------------  ------------   ----------------  ---------------
                                                                                         (HK$ in millions)

 Operating leases..........................................                32.0             43.5             2.7             78.2

 Capital commitments
    Authorized and contracted for:
 Plant and equipment ......................................                77.0              1.2               -             78.2
 Programming rights .......................................                28.3             30.4               -             58.7
                                                                  ----------------------------------------------------------------
                                                                          105.3             31.6               -            136.9

 Capital commitments
    Authorized and contracted for:
      Plant and equipment...................................              154.5                -               -            154.5
      Programming rights....................................               21.1              4.6               -             25.7
                                                                  --------------  ---------------  --------------  ---------------
                                                                          175.6              4.7               -            180.2
                                                                  ==============  ===============  ==============  ===============


    We have operating leases for our premises and certain office equipment, some of which have future minimum lease payments and do not allow for early termination by us without cause. As of December 31, 2003, our minimum lease payment commitments under such operating leases totaled HK$78.2 million (US$10.05 million).

    As of December 31, 2003, our capital commitments in respect of plant, equipment, leasehold improvements and programming rights amounted to HK$136.9 million (US$17.63 million). We expect to meet these commitments from our current cash on hand and additional cash to be generated from future operations.

Prospects

Pay-TV

    We plan to increase our pay-TV subscriber base by marketing through direct sales, promotions, and advertising. In addition, we will continue to explore the opportunities for launching new services, by offering more tiered packages and by expanding the line-up of pay-per-view channels made possible by the expanded effective network capacity following digitization. Four premium packages have been introduced since 2002. We will continue to introduce new packages and programs, making full use of the expanded network capacity following digitization to derive additional income. At the same time, to broaden our appeal to viewers, we have launched a 24-hour entertainment news channel to provide round-the-clock local updates on happenings in the local and global entertainment world. Packaged with an innovative concept combining fast-paced news reports and lifestyle magazine variety programs, we believe the channel has received wide recognition in Hong Kong.

    Illegal viewing activities have been a major threat to our pay-TV business since 2001. Although we have been migrating our transmission from analog to digital platforms in order to better control and limit illegal viewing activities (with our digital conversion program was over two-thirds complete by December 2003), illegal activities have continued and we are aware that pirated digital set-top-boxes are available in the market. We have substantially completed the digital migration program as of the date of this Form 20-F. However, even after the migration, we expect manufacturers or vendors of unauthorized pay-TV decoders to attempt to overcome our digital encryption methods. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue. See "Item 3 - Key Information - Risk Factors - Illegal viewing activities may affect our pay-TV subscriber growth."

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

    The markets for Internet access and related services in Hong Kong are highly competitive. This high level of competition may reduce our broadband revenue, resulting in a decrease in our cash flow and operating margin. In 2002, we offered an aggressive marketing initiative for our broadband service to maintain subscription growth momentum. After the initial focus on capturing market share, service operators in the broadband segment began to relax price competition toward the end of 2003, while revenues began to recover. However, we believe broadband services have become a commodity product that is highly sensitive to price. Competition in the segment will continue to exert pressure on our income and market share. We will continue to enhance our service quality and introduce more value-added services to expand our market share in the broadband segment. See "Item 3--Key Information--Risks Factors--The competition we face from other television broadcasters and Internet service providers may cause us to lose market share."

New Services

    We continue to look for ways to offer new services by leveraging our fiber coaxial cable network, local content production expertise, as well as our brandname, marketing and customer service infrastructure to launch new and enhanced Internet and telecommunications services. With our capacity to offer live digital content as well as our abundance of digital content in library, we have begun offering content to other service operators, such as new 3G mobile service operators.

Satellite Television Service in Mainland China

    We launched a satellite channel targeted mainly at Mainland China in October 2003. The satellite channel has been granted approval to broadcast to hotels rated at or above three stars, foreign compounds and other select areas in Mainland China. The channel features live and updated reporting of events in the entertainment world. Since its launch, the channel has received encouraging feedback from Mainland television stations. The relevant television market in China is highly competitive. The channel is expected to incur losses in its initial years of operation and there is no assurance that the channel will become profitable. See "Item 3--Key Information--Risk Factors--We recently launched a satellite channel targeted at Mainland China. The channel is expected to incur losses in its initial years of operations and it may never be profitable."

C. Research and Development, Patents and Licenses, etc.

    We did not engage in research and development activities during the years ended December 31, 2003, 2002 and 2001.

D. Trend Information

    The significant trends that are expected to have a material effect on our financial performance and operating results for the current year are set out below:

    Since the launch of our pay-TV service in October 1993, our total pay-TV subscribers have increased annually. During 2003, our total pay-TV subscribers have increased by 8.1% to 656,000.

    In the third quarter of 2003, two new pay-TV services were launched in the market. They were operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy Satellite Broadcast Limited, or Galaxy, a company that is 49%-owned by TVB, the dominant free television operator in Hong Kong, launched its pay-TV service under the brand name exTV.

    Notwithstanding the competition from these new pay-TV operators in the market, our total pay-TV subscribers have continued to grow so far in 2004 at the average rate not materially worse than the average rate experienced during the same period of 2003. Although our total pay-TV subscribers have continued to grow so far in 2004, the new pay-TV operators may cause us to lose subscribers in future. See "Item 3 - Key information - Risk Factors - Pay-TV competition may increase due to the Hong Kong government's deregulation of the television broadcasting and telecommunications sectors. Any increase in competition may cause us to lose subscribers and encounter pricing pressure."

E.  Off-balance Sheet Arrangements

    None.

F.  Tabular Disclosure of Contractual Obligations

    See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Resources--Contractual Obligations and
Commitments."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

    Our directors and senior management are as follows:


                                                             Age as of
    Name                                                 December 31, 2003                          Positions
   -----------------------------------------------     --------------------    ---------------------------------------------------

    Mr. Stephen T. H. Ng...........................              51              Chairman, President and Chief Executive Officer





    Dr. David K. D. Hsu(2).........................              61              Director

    Mr. Fa-Kuang Hu, GBS, CBE, JP..................              80              Director

    Mr. Quinn Y.K. Law(3)..........................              51              Director

    Mr. Victor C. W. Lo, GBS, JP...................              53              Director

    Dr. Dennis T. L. Sun, BBS, JP..................              53              Director

    Mr. Samuel S. F. Wong(3).......................              42              Director and Chief Financial Officer

    Sir Gordon Y.S. Wu, KCMG, FICE.................              68              Director

    Mr. Vincent T. Y. Lam..........................              53              Executive Director - Technology and Network
                                                                                     Services, HKC(1)

    Mr. Eric Lo....................................              53              Executive Director - Cable Subscription
                                                                                     Services, HKC(1)

    Mr. Benjamin W. S. Tong........................              54              Executive Director - Multimedia Services, HKC(1)

    Mr. Siuming Y.M. Tsui..........................              50              Executive Director - Programming Services,
                                                                                     HKC(1)

    Mr. Garmen K. Y.  Chan.........................              50              Vice President - External Affairs

    Mr. Ronald Y.C. Chiu...........................              51              Vice President- News and Sports, HKC

    Mr. Paul K. S. Lo..............................              48              Vice President - Human Resources and
                                                                                     Administration

    Mr. Simon K. K. Yu.............................              50              Vice President - Procurement

    Mr. Samuel C. C. Tsang.........................              47              Chief Operating Officer - Hong Kong Cable
                                                                                     Enterprises Limited


---------------------------------------
    1.  HKC - Hong Kong Cable Television Limited.
    2. Dr. David K.D. Hsu retired after our Company's Annual General Meeting on May 29, 2003.
    3. Mr. Quinn Y.K. Law and Mr. Samuel S.F. Wong were appointed Directors of the Company on April 1, 2003.

Directors

    Stephen T. H. Ng. Mr. Ng became Chairman of our Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of The Wharf (Holdings) Limited, deputy chairman of Wheelock and Company Limited ("Wheelock"), a director of Joyce Boutique Holdings Limited, and chairman, president and chief executive officer of Wharf T&T. He serves as a member of the General Committee of the Hong Kong Chamber of Commerce.

    David K. D. Hsu. Dr. Hsu has been a Director of the Company since 2000. He retired after our Annual General Meeting on May 29, 2003. Dr. Hsu is also the chairman of Multi-Fineline Electronix, Inc., a circuit manufacturer in the U.S., a director of MedicineNet, Inc., Webzter, Inc., California Gastroenterology Network, and the former chairman of First Internet Franchise Corporation. Furthermore, he is a member of Orange County Medical Association, American Society of Gastrointestinal Endoscopy and an associate clinical professor of medicine, University of California, Irvine.

    Fa-Kuang Hu, GBS, CBE, JP. Mr. Hu has been a Director of the Company since 1999. He is also the chairman of Ryoden Development Limited and is a director of Hysan Development Company Limited.

    Quinn Y.K. Law. Mr. Law has been a Director of the Company since April 2003. He is also a director of The Wharf (Holdings) Limited, Modern Terminals Limited and Wharf T&T.

    Victor C. W. Lo, GBS, JP. Mr. Lo has been a Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. He is currently chairman of Hong Kong Science and Technology Parks Corporation, council chairmen of The Hong Kong Polytechnic University and chairman of the Board of Governors, Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council, the Exchange Fund Advisor Committee and a council member of the Hong Kong Trade Development Council. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2001.

    Dennis T. L. Sun, BBS, JP. Dr. Sun has been a Director of the Company since December 2001. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the chairman of the Board of Governors of the Hong Kong Arts Centre, deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He has also been the vice patron of the Community Chest of Hong Kong from 1999 to 2004. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the founding member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed a Justice of the Peace in 2002.

    Samuel S. F. Wong. Mr. Wong has been a Director of the Company since April 2003. He joined HKC in 1993 and was appointed as the Chief Financial Officer of the Company and HKC in February 2002. He is currently responsible for finance, corporate development, accounting, planning, treasury, management information systems, investor relations, investment projects, and commercial dealings with acquired channels. Mr. Wong previously worked in Toronto, Canada with the investment and corporate banking group of the Bank of Nova Scotia and as a chartered accountant with Price Waterhouse.

    Gordon Y. S. Wu, KCMG, FICE. Sir Gordon Wu has been a Director of the Company since October 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is active in civic and community services, and has received many awards and honors which include, inter alia, chairmanship of The City University of Hong Kong since 2004, membership in the Chinese People's Political Consultative Conference, the People's Republic of China since 1983, and membership in the Greater Pearl River Delta Business Council since 2004. He is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958.

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

    Benjamin W. S. Tong. Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of our broadband Internet access service. He became an executive director, Multimedia Services of HKC in February 2002. Mr. Tong has over 20 years of marketing and sales experience in Hong

Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

    Siuming Y. M. Tsui. Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of our subsidiary, i-CABLE Satellite Television Limited, to develop satellite television business and program production in Mainland China. Mr. Tsui was appointed Executive Director, Programming Services of HKC in August 2002. Mr. Tsui was principally responsible for program development, production and transmission of channels other than the Sports and News platform. Mr. Tsui has extensive managerial experience in the media industry. Prior to joining HKC, he was previously chief executive officer of Sun TV Cyberworks Holdings Ltd., senior vice president for Asia Television Limited (ATV) and chief executive officer of Emperor Movie Group Limited.

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

    Ronald Y. C. Chiu. Mr. Chiu joined HKC in 1991 as a member of the pre-license consultant team. When HKC was awarded the license in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002, a portfolio giving him also overall responsibility for the planning and production of HKC's sports programs. Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

    Paul K. S. Lo. Mr. Lo joined HKC in 2000 as Vice President - Human Resources. He has over 20 years of experience in human resources management in a variety of industries, including electronics manufacturing and multinational trading conglomerates. Prior to joining HKC, Mr. Lo was general manager - group human resources & communications of Dah Chong Hong Ltd.

    Simon K. K. Yu. Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC and he became Vice President - Procurement, of HKC in 2003.

    Samuel C. C. Tsang. Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the first cable television license in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international program licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited when it was set up in 2000 to take over advertising sales of HKC. Mr. Tsang has extensive experience in media and marketing, specializing in new business establishment in the Mainland China and Hong Kong.

B.  Compensation

    During 2003, an aggregate amount of HK$33.0 million in compensation was paid to our directors and current officers as a group by us and by the Wharf Group on our behalf. We also provide fringe benefits and other compensation arrangements to a number of our directors and officers.

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

    Our total retirement scheme costs charged to the statement of operations during the year ended December 31, 2003 amounted to HK$31 million (HK$41 million in 2002), which were incurred after utilization of forfeitures of HK$2 million (HK$3 million in 2002) to reduce our contributions.

C.  Board Practices

    Our directors during the financial year were Mr. Stephen T. H. Ng, Dr. David K. D. Hsu (retired on May 29, 2003), Mr. F. K. Hu, Mr. Quinn Y. K. Law (appointed on April 1, 2003), Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Mr. Paul Y. C. Tsui (resigned on April 1, 2003), Mr. Samuel S. F. Wong (appointed on April 1, 2003) and Sir Gordon Y. S. Wu.

    Dr. Dennis Sun and Sir Gordon Wu retired from the Board by rotation in accordance with Article 82 of the Company's Articles of Association at the Annual General Meeting held on May 12, 2004. Being eligible, they offered themselves for re-election and were duly re-elected. None of the retiring Directors proposed for re-election at the Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

    Under the provisions of the Company's Articles of Association, the Chairman of the Company is not subject to retirement from the Board by rotation. The other six Directors (five of them not holding any executive title of the Company), will have their respective terms of office coming to an end by reason of retirement by rotation at the Annual General Meeting of the Company in 2005, 2006 or 2007 in accordance with Article 82 of the Company's Articles of Association.

    There is no relationship between any of our directors or senior managers and any other director or senior manager. None of our directors has a service contract with us or any of our subsidiaries which is not determinable by the employer within one year without payment of compensation.

Audit Committee

    As of December 31, 2003, our audit committee was composed of Mr. Fa-Kuang Hu (Chairman), Dr. Dennis T. L. Sun (Deputy Chairman) and Mr. Quinn Y. K. Law. Our audit committee meets at least twice a year and must have at least two members. A majority of the members must be independent from us. The audit committee's responsibilities include the appointment of our external auditors and a review of our accounting policies and practices.

Compensation Committee

    As of December 31, 2003, our compensation committee was composed of Mr. Fa-Kuang Hu (Chairman), Dr. Dennis Sun (Deputy Chairman) and Mr. Quinn Law. Our compensation committee must have at least two members, who are appointed by our board of directors among our non-executive directors. The chairman and a majority of the members of the committee must be independent from us. The quorum for a compensation committee meeting is two members. Decisions are made by a majority of votes of the members present, and in the case of an equality of votes, the chairman of the committee shall have a second or casting vote. A resolution in writing signed by all of the committee members is treated as if it had been passed at a meeting of the committee. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor. The compensation committee's responsibilities include the following:

    o   approve compensation and benefits for directors and senior executives;

    o   decide the terms of the Employee Share Option Scheme; and

    o review compensation-related or other issues as requested by our board of directors.

D.  Employees

    As of December 31, 2003 we had 2,847 full-time employees, classified by function as follows:


           Television operations..........................................        997
           Network and technical operations...............................        639
           Sales and marketing............................................        603
           Customer service and support operations........................        392
           Internet access and content operations.........................         64
           Administration, finance and others.............................        152
                                                                          -----------------
                 Total...................................................       2,847
                                                                          =================


    We believe our relations with our employees are good.

E.  Share ownership

    At December 31, 2003, Mr. Stephen T. H. Ng and Mr. Samuel S. F. Wong, our directors, owned 1,065,005 and 3,000 of our ordinary shares, respectively. Except as disclosed in the previous sentence, none of our directors serving as of December 31, 2003 owned any of our ordinary shares at December 31, 2003.

Employee Share Option Scheme

    We operate an employee share option scheme pursuant to which our board of directors may, at their discretion, award any full time employee of any member of us, including directors of any of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital. The price for an ordinary share payable by a participant upon the exercise of an option will be determined by our board of directors in their discretion from time to time, except that with effect from September 1, 2001, the minimum exercise price must be at least the higher of :

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

    Under our employee share option scheme, certain options to subscribe for a total of 50,034,000 and 380,000 of our ordinary shares were granted during 2001 and 2002, respectively, to 1,802 and one executives/employees of us or our subsidiaries, respectively at subscription prices of HK$10.49 and HK$3.30 per share, respectively.

    The above-mentioned options to subscribe for 22,910,000 ordinary shares granted in 2000 include the options granted to two of our Directors, Mr. Stephen T. H. Ng and Mr. Samuel S.F. Wong, to subscribe for 1,500,000 and 700,000 ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights are exercisable during the period from April 1, 2001 to December 31, 2009 at a subscription price of HK$10.49 per share.

    The above-mentioned options to subscribe for 50,034,000 ordinary shares granted in 2001 include the options granted to Mr. Stephen T. H. Ng and Mr. Samuel S.F. Wong to subscribe for 1,100,000 and 476,000 of our ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights of 150,000 shares in respect of Mr. Ng and 65,500 shares in respect of Mr. Wong are exercisable from April 1, 2003 to December 31, 2003 and the remaining 700,000 shares in respect of Mr. Ng and 241,500 shares in respect of Mr. Wong are exercisable from July 1, 2003 to December 31, 2005.

    The total number of employee share options which were granted, exercised and lapsed during the year ended December 31, 2003 and the details of our employee share options which remained outstanding at December 31, 2003 are set out in note 33(g) to our consolidated financial statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

    The following table contains information with respect to the ownership of our ordinary shares, as of June 22, 2004, by each person known to us to own, directly or indirectly, more than 5% of our ordinary shares. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company. There are no differences in the voting rights among any of the major shareholders.


                                                                                      Ordinary shares owned(2)
                                                                                      ---------------------
Name(1)                                                                                Number           Percent
----                                                                                   ------           -------
(i)    Wharf Communications Limited.............................................    1,355,261,583          67.12%
(ii)   The Wharf (Holdings) Limited.............................................    1,356,031,238          67.16%
(iii)  Diplock Holdings Limited.................................................    1,463,654,999          72.49%
(iv)   WF Investment Partners Limited...........................................    1,463,822,799          72.49%
(v)    Wheelock and Company Limited.............................................    1,481,442,626          73.37%
(vi)   Bermuda Trust (Guernsey) Limited.........................................    1,481,442,626          73.37%
(vii)  Marathon Asset Management Limited........................................      102,212,000           5.06%


---------------------------
(1) For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholdings stated against parties (i) and
       (ii) above represent the same block of shares; such shareholdings are entirely duplicated or included in the shareholdings stated against party (iii) above, with the same duplication of the shareholdings in respect of (iii) in (iv), (iv) in (v) and (v) in (vi).
(2) All the interests stated above represented long positions and as at December 31, 2003, there were no short positions recorded in the said register.

B.  Related Party Transactions

    We are a party to certain agreements and engage in transactions with a number of entities that are related to us. A significant part of these transactions are transactions with Wharf (Holdings) Limited ("Wharf") and its subsidiaries (together, the "Wharf Group"). We are a 67.12% owned subsidiary of Wharf. We paid interests for the convertible bonds held by Wharf Communications, a wholly-owned subsidiary of Wharf, totalling HK$72.0 million, HK$60.6 million and HK$10.8 million in 2001, 2002 and 2003, respectively. We lease various properties from the Wharf Group and paid rentals and related management fees in the amount of HK$40.7 million, HK$40.6 million, and HK$38.4 million for the years 2001, 2002 and 2003, respectively. The Wharf Group provides telecommunication services to us relating to dataline leasing, public non-exclusive telecommunication services and international bandwidth access. Expenses for such telecommunication services amounted to HK$20.9 million, HK$23.8 million and HK$24.5 million in 2001, 2002 and 2003, respectively. The Wharf Group also offers computer maintenance and consulting services to us. Such computer services fees amounted to HK$9.1 million, HK$12.2 million and HK$14.2 million in 2001, 2002 and 2003, respectively. On the other hand, we offer the Wharf Group operation and maintenance services in relation to ducts, cables and ancillary equipment, generating income of HK$16.3 million, HK$20.6 million and HK$21.3 million in 2001, 2002 and 2003, respectively. In addition, certain management services costs incurred by the Wharf Group on our behalf are recharged to us. Fees recharged for this purpose in 2001, 2002 and 2003 were HK$12.8 million, HK$13.4 million and HK$11.6 million, respectively.

    In 2002, we redeemed at face value a portion of the convertible bonds held by Wharf Communications in the principal amount of HK$1,500 million in 2002. The early redemption was duly approved by our independent shareholders at an extraordinary general meeting held on October 22, 2002. On November 23, 2003, the remaining portion of the convertible bonds of HK$300 million were redeemed at their principal amount upon maturity. See also "Item 5--Operating and Financial Review and Prospects--Operating Results--Early Redemption of Convertible Bonds."

    The following table sets forth information relating to connected transactions between the Company and the Wharf Group for the years ended December 31, 2003, 2002 and 2001:


                                                                                                     Amount paid (received)
Description of the Connected Transactions                                                       For the year ended December 31,
                                                                                         2003            2002            2001
                                                                                     --------------  --------------  --------------
                                                                                      HK$ million     HK$ million     HK$ million
I.  Property
1.  Headquarters leased from the Wharf Group
    Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, units 1, 2 and 4 on G/F, storeroom 3 on the roof top, and various car-parking and lorry-parking spaces of Cable TV Tower, 9
    Hoi Shing Road, Tsuen Wan, New Territories ("Cable TV Tower")....................     28.5            30.7           30.6

2.  Licenses granted to the Wharf Group to occupy premises
    (a)  Northern portion of 12/F of Cable TV Tower...................................     1.2             1.2            1.7
    (b)  9/F and 12/F of Cable TV Tower...............................................     2.5             2.5            3.3

3.  Licenses granted by the Wharf Group to occupy premises
    (a)  Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II,
         Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories.........................     0.1             0.1            0.1
    (b)  Unit D (2001 and 2002: Units C & D) 6/F of Kowloon Godown, 1-3 Kai Hing
         Road, Kowloon Bay, Kowloon...................................................     1.0             1.4            1.4
4.  Car-parking spaces rented from the Wharf Group
    Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories.............     2.4             2.1            2.0




II. Computer services
1.  Information technology services provided by the Wharf Group.......................     8.4             7.6            2.8
2.  Billing services provided by the Wharf Group......................................     6.5             6.2            6.0

III. Network
1.  Maintenance and sharing of ducts, cables and ancillary equipment provided to
    the Wharf Group...................................................................    21.1            20.4           16.2
2.  Telecommunications services provided by the Wharf Group...........................    24.5            23.8           20.9
3.  Project management services provided to the Wharf Group...........................     7.1             7.6            7.7
4.  Multi-party arrangements for the construction, sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:
    (a)  Payment to the Wharf Group...................................................     1.2             1.5            0.4
    (b)  Payment from the Wharf Group.................................................     1.6             1.2            1.5

IV.
1.  Advertising services provided by the Wharf Group..................................     1.5             1.2            1.5
2.  Advertising services provided to the Wharf Group..................................      -              0.7            0.9

V.  Management services provided by the Wharf Group...................................    11.6            13.4           12.8

VI. Video link service provided by the Wharf Group....................................     2.3             2.7            2.2


    As all of the connected transactions described above are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the "Requirements") relating to the connected transactions under Chapter 14 of the applicable Rules (i.e. the relevant Rules which were in force during the financial year ended December 31, 2003) (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") would be impractical. On our application, the Hong Kong Stock Exchange granted us conditional waivers from strict compliance with the Requirements in respect of the connected transactions.

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

    2. in respect of each of the connected transactions mentioned above in paragraphs numbered I.1, I.2(a), I.3(a), I.4, II.1, II.2, III.1, III.2, III.3, III.4(a), III.4(b),and V, the aggregate amount of connected transactions within each such category for the financial year ended December 31, 2003 of the Company did not exceed the relevant cap amount prescribed by the Hong Kong Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e. 3% of the Company and our subsidiaries' consolidated net tangible assets as disclosed in our audited consolidated financial statements for the year ended December 31, 2002;

    3. in respect of each of the Connected Transactions mentioned above in paragraphs numbered I.2(b), I.3(b) and IV.1, the annual fees paid for the financial year ended December 31, 2003 in respect of each of such category did not exceed the relevant cap amount of HK$10 million prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001; and

    4. in respect of the Connected Transaction mentioned above in paragraph numbered (VI), the annual amount did not exceed the relevant cap amount (as prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of the Group's turnover for the immediately preceding year.

    In addition to the transactions disclosed in the table above, on September 17, 2002, we entered into an agreement to early redeem a portion of our 4% fixed rate convertible bonds held by Wharf Communications, a wholly-owned subsidiary of Wharf. An independent committee comprised of our independent non-executive directors was appointed to consider the terms of the agreement and to advise our shareholders as to whether the transaction and the terms thereof were fair and reasonable. An independent financial adviser was also appointed to advise the independent committee in relation to the terms of the agreement. The transaction was duly approved by our independent shareholders at an extraordinary general meeting held on October 22, 2002. On November 23, 2003, the remaining portion of the convertible bonds of HK$300 million were redeemed at their principal amount upon maturity. See also "Item 5--Operating and Financial Review and Prospects--Operating Results--Early Redemption of Convertible Bonds."

C.  Interests of Experts and Counsel

    Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Financial Statements

    See Item 19(a) for a list of financial statements filed under Item 18.

B.  Significant Changes

    Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

    On June 22, 2004, the last reported sale price of our ADSs on the Nasdaq National Market was US$7.51. As of March 31, 2004, there were 29 registered holders of ADSs on our record.

    The principal trading market for our ordinary shares is the Stock Exchange of Hong Kong Limited, or the HKSE. Our ADSs have been quoted on The Nasdaq National Market under the symbol "ICAB" since November 24, 1999. Each ADS represents 20 ordinary shares.

    The table below sets forth, for the periods indicated, the highest and lowest closing price for our ordinary shares on the HKSE and our ADSs on the Nasdaq National Market. The closing price for the ordinary shares on the HKSE and the ADSs on The Nasdaq National Market on December 31, 2003 was HK$1.99 per ordinary share and US$4.83 per ADS, respectively. The table is based on information made available by commercial financial information services and is believed to be reliable.


                                                           Ordinary Shares                                   ADSs
                                                --------------------------------------        ------------------------------------
                                                       High                  Low                 High                 Low
                                                                (HK$)                                        (US$)
Fiscal Year:
   1999(1).................................           16.700                8.950               25.8125             24.75
   2000....................................           11.150                2.400               27.50                6.00
   2001....................................            5.100                3.150               13.40                7.80




   2002....................................            6.200                2.575               15.50                6.52
   2003....................................            2.875                1.660                7.25                4.20
Fiscal 2002:
   First Quarter...........................            5.400                4.400               13.75               11.33
   Second Quarter..........................            6.200                4.675               15.50               11.50
   Third Quarter...........................            4.750                2.750               12.05                7.15
   Fourth Quarter..........................            3.450                2.575                8.68                6.52
Fiscal 2003:
   First Quarter...........................            2.875                1.660                7.25                4.21
   Second Quarter..........................            2.200                1.680                5.82                4.20
   Third Quarter...........................            2.400                1.810                6.25                4.81
   Fourth Quarter..........................            2.025                1.820                5.20                4.55
Fiscal 2004:
   First Quarter...........................            3.175                1.970                7.92                4.80
Previous Six Months:
   December 2003...........................            2.000                1.860                5.01                4.58
   January 2004............................            2.450                1.970                6.24                4.80
   February 2004...........................            3.175                2.300                7.92                5.76
   March 2004..............................            2.975                2.600                7.77                6.37
   April 2004..............................            3.050                2.800                7.71                6.91
   May 2004................................            3.075                2.550                7.71                6.39
   June 2004 (As of  June 22, 2004)........            3.100                2.950                7.90                7.26


---------------
(1) Trading in our ordinary shares and ADSs commenced November 24, 1999.

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

Certain Rights of Our Shareholders

    In the event that a duty owed by our directors may have been breached, shareholders holding in excess of 10% of our share capital may request our directors to convene a general meeting. At such general meeting, shareholders present may pass an ordinary resolution to remove a director or directors and to elect replacement directors. Our shareholders may petition the courts for an appropriate order of the courts on the grounds of conduct by the directors that is oppressive or prejudicial to some part of the shareholders, including the shareholder bringing the action. Hong Kong law allows a derivative action to be brought by our shareholders where it is alleged that our directors have committed a fraudulent action on our minority shareholders.

Certain Powers of Our Directors

    Our Articles of Association give our board of directors the power to borrow and raise funds, including issuing securities. Our board of directors may also mortgage or charge all or any part of the Company's undertaking, property and assets and uncalled capital.

    Our Articles of Association limit a director's power to vote on transactions in which he or she is materially interested. Subject to exceptions described below, a director of the Company shall not vote on any contract, arrangement or proposal in which the director knows he/she or any of his or her associates is materially interested. For this purpose, material interest is presumed if a company, in which the director and his or her associates in aggregate own five percent or more of its shares or voting rights, is materially interested in the transaction. A director of the Company may, however, vote on the following matters:

    o any contract, arrangement or proposal to give security or indemnity to the director or his or her associates for money lent or obligations undertaken by such director or his or her associates at the request of or for the benefit of the Company or its subsidiaries;

    o any contract, arrangement or proposal to give security or indemnity to the director or his or her associates for debts of the Company or its subsidiaries for which such director or his or her associates assumed responsibility by giving security or indemnity;

    o any contract, arrangement or proposal concerning offering of securities by the Company (or any company which the Company may promote or be interested in purchasing) for which the director or his or her associates participate in the underwriting;

    o any contract, arrangement or proposal in which the director or his or her associates are interested only by virtue of their interest in the securities of the Company;

    o any contract, arrangement or proposal concerning any other company in which the director or his or her associates own less than five percent of such company's shares or voting rights;

    o any contract, arrangement or proposal concerning employee benefits that do not provide privileges to directors of the Company or their associates, including employee share schemes and retirement, death or disability benefits schemes.

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

Profits Tax

    No tax is imposed in Hong Kong in respect of capital gains from the sale of the ordinary shares and ADSs as long as they are held as capital assets. Trading gains from the sale of assets by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% on corporations and at the rate of 15.5% on unincorporated businesses or individuals. The latter rate was increased to 16% with effect from April 1, 2004. Gains or losses from sales of shares listed on the HKSE will be considered to be derived from or arise in Hong Kong.

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

United States

    Federal Income Tax Considerations

    The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders, as defined below. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold our shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of our shares or ADSs.

    For purposes of this summary, an U.S. Holder is a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

 o  an individual who is a citizen or resident of the United States;

 o a corporation, or other entity that is taxable as a corporation created in or organized under the laws of the United States or any State or political subdivision thereof;

 o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

 o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

 o a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

    A beneficial owner of our shares or ADSs that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

    A foreign corporation will be treated as a "passive foreign investment company" or "PFIC", for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis. Because the classification of certain of our interests for United States federal income tax purposes is uncertain and the PFIC rules are subject to administrative interpretation, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under "U.S. Holders-Dividends" and "U.S. Holders-Sale or Other Disposition of Shares or ADSs," assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

    U.S. Holders

    For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the proportionate interest of the shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders' proportionate interest in the shares. A U.S. Holder's tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

    Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in our shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar to Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. U.S. Holders should consult their tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

    Under current law, "qualified dividend income" received by an individual after December 31, 2002 and before January 1, 2009 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10-or 15 percent brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a "qualified foreign corporation" and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as "qualified dividend income" provided that such Holders satisfy applicable holding period requirements with respect to the ADSs and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not "qualified dividend income". See "PFIC Considerations" below.

    Dividends received on shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for federal income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

    In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

    Sale or Other Disposition of Shares or ADSs. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such shares or ADSs, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.

    PFIC Considerations

    If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sales of the shares or ADSs and (ii) any "excess distribution" paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Prospective investors are urged to consult their tax advisors regarding the potential tax consequences to them if we are or do become a PFIC, as well as certain elections that may be available to them to mitigate such consequences.

    Non-U.S. Holders

    An investment in shares or ADSs by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

 o the dividends received or gain recognized on the sale of the shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law, or

 o in the case of gains recognized on a sale of shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

In order to avoid back-up withholding on dividend payments made in the United States, a Non-U.S. Holder of the shares or ADSs may be required to complete, and provide the payer with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.

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

I.  Subsidiary Information

    Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

    We are exposed to foreign exchange and interest-rate risk primarily associated with underlying assets and/or liabilities. During 2003, the Group entered into a forward foreign exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2004. The Group had, as at December 31, 2003, an outstanding forward contract to buy foreign currency with a notional principal value of HK$5.8 million equivalent.

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

Interest Rate Risk

    As of December 31, 2003, we had cash and cash equivalents of HK$28.9 million (US$3.7 million). The interest income derived from these cash and cash equivalents is determined with reference to market interest rates.

Deflation

    For the years 2001, 2002 and 2003, Hong Kong experienced an annual deflation rate of 1.6%, 3.0% and 2.6%, respectively, based on its Composite Consumer Price Index. Deflation in Hong Kong has not had a material impact on our operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

    (a) We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a - 14(c) of the Securities Exchange Act of 1934, as amended) as of December 31, 2003. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is made known to them by others within the i-CABLE Group and is recorded, processed, summarized and reported as and when required.

    (b) There were no significant changes in our internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of our evaluation.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

    Our Board of Directors has determined that we do not currently have an audit committee financial expert serving on our audit committee. While every audit committee member has extensive management and/or finance experience, none of them qualifies as an audit committee financial expert as defined in
Section 407 of the Sarbanes-Oxley Act of 2002. Our board is in the process of considering appointing an additional member with relevant qualification and experience to the audit committee.

ITEM 16B.  CODE OF ETHICS

    We have adopted a Code of Ethics that applies to our Chief Executive Officer and senior financial officers. We have filed this Code of Ethics as an exhibit hereto.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees to the Independent Auditor

    The Board of Directors engaged KPMG ("KPMG") to perform an annual audit of the Company's financial statements. The following table presents fees for professional audit services rendered by KPMG for the audit of the Company's annual financial statements for 2002 and 2003, and fees billed for other services rendered by KPMG in each of those years.


                                                                     2003                          2002
                                                                   HK$'000                        HK$'000
                                                        -------------------------------------------------------------
Audit fees..........................................                2,527                          2,409
Audit-related fees (1)..............................                  16                            16
Tax fees (2)........................................                 387                            570
All other fees (3)..................................                  -                              -
                                                        -------------------------------------------------------------
Total Fees..........................................                2,930                          2,995
                                                        =============================================================


------------

(1) Audit related fees consist of fees for issuance of agreed upon procedures reports not required by statute or regulation.

(2) Tax fees consist of fees for tax compliance, tax advice, and tax planning services.

(3) Fees for all other services rendered by KPMG other than those separately defined above.

Pre-Approval of Services Provided by KPMG

    The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by KPMG after January 1, 2003. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

    All of the services provided by KPMG in 2003 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

    Not applicable.

                                   PART III

ITEM 17.  FINANCIAL STATEMENTS

    We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

    See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS



                                                                                                                          Page
                                                                                                                          ----

    (a) List of Financial Statements

Report of  Independent Registered Public Accounting Firm...................................................................F-1

Consolidated Statements of Operations for the three years ended December 31, 2001, 2002 and 2003 ..........................F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003...............................................................F-3

Consolidated Statements of Changes in Equity for the three years ended December 31, 2001,
2002 and 2003..............................................................................................................F-4

Consolidated Statements of Cash Flows for the three years ended December 31, 2001, 2002 and 2003...........................F-5

Notes to Consolidated Financial Statements.................................................................................F-7



    (b) List of Exhibits

    See Item 19(a) and Exhibits, which are incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 333-11014) filed with the Commission on November 1, 1999, except for Exhibit 3.2--Articles of Association of i-CABLE, which was amended on each of June 6, 2002 and May 29, 2003 and is filed together with this annual report on Form 20-F as Exhibit 1.1

    Exhibit 1.1      Articles of Association of i-CABLE Communications Limited

    Exhibit 8.1      List of Subsidiaries.

    Exhibit 11.1     Code of Ethics

    Exhibit 12.1 Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

    Exhibit 12.2 Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

    Exhibit 13.1 Certification by the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C.ss.1350.

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


                                           By:     /s/ Samuel S.F. Wong
                                               -------------------------------
                                               Name: Samuel S. F. Wong
                                               Title: Chief Financial Officer

Date: June 30, 2004

[GRAPHIC OMITTED]



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders
i-CABLE Communications Limited:

      We have audited the accompanying consolidated balance sheets of i-CABLE Communications Limited and its subsidiaries (the "Group") as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2003, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of i-CABLE Communications Limited and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong.

      As discussed in Note 10 to the consolidated financial statements, the Group adopted Hong Kong Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income taxes" in 2003.

      Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

      The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.


/s/ KPMG


Hong Kong
March 11, 2004
                        i-CABLE Communications Limited

                     Consolidated Statements of Operations
                        For the year ended December 31


                                                 Note                2001               2002               2003               2003
                                                                     ----               ----               ----               ----
                                                                      HK$                HK$                HK$                US$
                                                                    (in thousands, except for per share and per ADS data)

 Service revenues                                 3,4           1,930,999          2,160,788          2,142,813            275,993
                                                           ----------------   ----------------   ----------------   ----------------

 Programming costs                                               (601,731)          (732,205)          (649,523)           (83,658)
 Network and other operating expenses                            (364,100)          (351,148)          (360,983)           (46,494)
 Selling, general and administrative expenses                    (350,680)          (346,742)          (343,098)           (44,191)
 Depreciation                                                    (434,659)          (504,258)          (538,599)           (69,371)
                                                           ----------------   ----------------   ----------------   ----------------

 Profit from operations                                           179,829            226,435            250,610             32,279

 Interest income                                   5               58,649             26,355              8,485              1,093
 Finance costs                                     5              (72,013)           (62,463)           (15,610)            (2,011)
 Non-operating income/(expenses)                   6                1,027               (198)            (9,885)            (1,273)
 Impairment loss on investments                    5                    -            (72,870)                 -                  -
                                                           ----------------   ----------------   ----------------   ----------------
 Profit before taxation                            5              167,492            117,259            233,600             30,088
                                                           ----------------   ----------------   ----------------   ----------------
 Provision for income tax                        7(a)
    - current income tax charge                                    (8,825)           (10,823)          (139,938)           (18,024)
    - deferred income tax credit                                    8,825             10,823            126,796             16,331
                                                           ----------------   ----------------   ----------------   ----------------
                                                                        -                  -            (13,142)            (1,693)
                                                           ================   ================   ================   ================
 Net profit                                                       167,492            117,259            220,458             28,395
                                                           ================   ================   ================   ================
 Earnings per share                                9
    Basic                                                         HK$0.08            HK$0.06            HK$0.11            US$0.01
                                                           ================   ================   ================   ================
    Diluted                                                       HK$0.08            HK$0.06            HK$0.11            US$0.01
                                                           ================   ================   ================   ================
 Weighted-average shares outstanding for
    earnings per share (thousands)
    Basic                                                       2,014,000          2,016,284          2,019,234          2,019,234
                                                           ================   ================   ================   ================
    Diluted                                                     2,022,502          2,026,931          2,019,234          2,019,234
                                                           ================   ================   ================   ================


 Earnings per ADS                                  9
    Basic                                                         HK$1.66            HK$1.16            HK$2.18            US$0.28
                                                           ================   ================   ================   ================
    Diluted                                                       HK$1.66            HK$1.16            HK$2.18            US$0.28
                                                           ================   ================   ================   ================
 ADS outstanding for earnings per ADS
    (thousands)
    Basic                                                         100,700            100,814            100,962            100,962
                                                           ================   ================   ================   ================
    Diluted                                                       101,125            101,347            100,962            100,962
                                                           ================   ================   ================   ================

 Dividends attributable to the year                8
 Interim dividend declared during the year                              -             30,289             30,289              3,901
 Final dividend proposed after the balance
    sheet date                                                     50,350             30,289             80,769             10,403
                                                           ----------------   ----------------   ----------------   ----------------
                                                                   50,350             60,578            111,058             14,304
                                                           ================   ================   ================   ================


See accompanying notes to the consolidated financial statements which are an integral part of these statements.

                        i-CABLE Communications Limited

                          Consolidated Balance Sheets
                               As of December 31


                                                                   Note                  2002              2003               2003
                                                                                         ----              ----               ----
                                                                                      HK$'000           HK$'000            US$'000
                                                                                   (restated)

 ASSETS
 Current assets
 Inventories                                                        11                 24,477            17,511              2,255
 Accounts receivable from trade debtors, net                        12                 89,480           112,054             14,433
 Deposits, prepayments and other receivables                                           32,312            84,693             10,908
 Amounts due from fellow subsidiaries                               13                  8,197             3,453                445
 Deposits with financial institutions                               14                468,000                 -                  -
 Investments in debt securities                                     15                 15,746                 -                  -
 Cash and cash equivalents                                                              6,696            28,915              3,724
                                                                               ---------------   ----------------   ----------------
 Total current assets                                                                 644,908           246,626             31,765

 Property, plant and equipment                                      16              2,302,189         2,169,729            279,460
 Programming library                                                17                148,851           142,171             18,312
 Deferred tax assets                                              24(b)               107,198           112,600             14,503
 Non-current investments                                            18                 20,957             9,725              1,253
                                                                               ---------------   ----------------   ----------------
 TOTAL ASSETS                                                                       3,224,103         2,680,851            345,293
                                                                               ===============   ================   ================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
 Amounts due to trade creditors                                     20                 53,448            48,520              6,249
 Accrued expenses and other payables                                                  322,547           441,369             56,848
 Receipts in advance and customers' deposits                                          383,751           241,753             31,138
 Interest-bearing borrowings                                        19                686,299                 -                  -
 Taxation                                                         24(a)                 2,007           131,055             16,880
 Amounts due to fellow subsidiaries                                 21                 16,758            20,606              2,654
 Amount due to immediate holding company                            22                    531               300                 39
                                                                               ---------------   ----------------   ----------------
 Total current liabilities                                                          1,465,341           883,603            113,808
 Deferred tax liabilities                                         24(b)               233,994           112,600             14,503
                                                                               ---------------   ----------------   ----------------
 TOTAL LIABILITIES                                                                  1,699,335           996,203            128,311
                                                                               ---------------   ----------------   ----------------
 Shareholders' equity
 Share capital                                                      25              2,019,234         2,019,234            260,077
 Reserves                                                                            (494,466)         (334,586)           (43,095)
                                                                               ---------------   ----------------   ----------------
 TOTAL SHAREHOLDERS' EQUITY                                                         1,524,768         1,684,648            216,982
                                                                               ===============   ================   ================
 TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                                                            3,224,103         2,680,851            345,293
                                                                               ===============   ================   ================


See accompanying notes to the consolidated financial statements which are an integral part of these statements.

                        i-CABLE Communications Limited

                 Consolidated Statements of Changes in Equity


                                                                                      Investment
                                                                       Share          revaluation        Revenue
                                                Share capital         premium           reserve          reserve            Total
                                                      -------         -------           -------          -------            -----
                                        Note          HK$'000          HK$'000           HK$'000          HK$'000          HK$'000
 Group
 Balance at January 1, 2001*
    As previously reported                          2,014,000        4,826,326                 -       (5,549,943)       1,290,383
    Prior year adjustment arising
      from a change in accounting
      policy for income taxes            10                 -                -                 -           13,000           13,000
                                                ---------------  ---------------  ----------------  ---------------  ---------------

    As restated                                     2,014,000        4,826,326                 -       (5,536,943)       1,303,383

 Transfer from the statement of
    operations                                              -                -                 -          167,492          167,492
 Deficit on revaluation of
    investments and net loss not
    recognised in the statement of
    operations                                              -                -           (14,500)               -          (14,500)
                                                ---------------  ---------------  ----------------  ---------------  ---------------
 Balance at December 31, 2001*                      2,014,000        4,826,326           (14,500)      (5,369,451)       1,456,375

 Transfer from the statement of
    operations                                              -                -                 -          117,259          117,259
 Dividend approved in respect of the
    previous year                                           -                -                 -          (50,350)         (50,350)
 Dividend declared in respect of the
    current year                                            -                -                 -          (30,289)         (30,289)
 Deficit on revaluation of
    investments and net loss not
    recognised in the statement of
    operations                                              -                -           (58,156)               -          (58,156)
 Transfer to the statement of
    operations on impairment of
    investments                                             -                -            72,870                -           72,870
 Transfer to the statement of
    operations on disposal of debt
    securities                                              -                -              (214)               -             (214)
 Shares issued under share option
    scheme                                              5,234           12,039                 -                -           17,273
                                                ---------------  ---------------  ----------------  ---------------  ---------------
 Balance at December 31, 2002*                      2,019,234        4,838,365                 -       (5,332,831)       1,524,768

 Transfer from the statement of
    operations                                              -                -                 -          220,458          220,458
 Dividend approved in respect of the
    previous year                                           -                -                 -          (30,289)         (30,289)
 Dividend declared in respect of the
    current year                                            -                -                 -          (30,289)         (30,289)
                                                ---------------  ---------------  ----------------  ---------------  ---------------
 Balance at December 31, 2003*                      2,019,234        4,838,365                 -       (5,172,951)       1,684,648
                                                ===============  ===============  ================  ===============  ===============

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

* Included in the Group's revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

                        i-CABLE Communications Limited

                     Consolidated Statements of Cash Flows


                                                                                   Year ended December 31
                                                           ------------------------------------------------------------------------
                                                                     2001               2002               2003               2003
                                                                     ----               ----               ----               ----
                                                                  HK$'000            HK$'000            HK$'000            US$'000

Operating activities
Profit before taxation                                            167,492            117,259            233,600             30,088

Adjustments for:
Finance costs                                                      72,013             62,463             15,610              2,011
Interest income                                                   (58,649)           (26,355)            (8,485)            (1,093)
Depreciation                                                      434,659            504,258            538,599             69,371
Amortization of programming library                               103,253            152,861             95,152             12,256
Impairment loss on investments                                          -             72,870                  -                  -
Gain on disposal of listed investments                                  -               (469)               (99)               (13)
Impairment loss of property, plant and equipment                        -              1,671              5,734                738
(Gain)/loss on disposal of property, plant and
   equipment                                                       (1,027)               198              7,593                978
                                                           ----------------   ----------------   ---------------    ---------------

Operating profit before changes in working capital                717,741            884,756            887,704            114,336

(Increase)/decrease in inventories                                 (2,812)            16,020              5,772                743
(Increase)/decrease in accounts receivable from trade
   debtors                                                         (4,737)             8,543            (22,574)            (2,907)
(Increase)/decrease in deposits, prepayments and other
   receivables                                                      1,697             10,989            (54,780)            (7,056)
(Increase)/decrease in amounts due from fellow
   subsidiaries                                                    12,551               (440)             4,744                611
Increase/(decrease) in amounts due to trade creditors               2,143             17,541             (2,721)              (350)
Increase/(decrease) in accrued expenses and other
   payables                                                       (15,546)           (23,603)            54,489              7,018
Increase/(decrease) in receipts in advance and
   customers' deposits                                             75,792             (6,529)          (140,821)           (18,138)
Increase in amounts due to fellow subsidiaries                      5,176              3,927              3,848                496
Increase/(decrease) in amount due to immediate holding
   company                                                            335                 31               (232)               (30)
                                                           ----------------   ----------------   ---------------    ---------------

Cash generated from operations                                    792,340            911,235            735,429             94,723

Interest received                                                  58,773             25,448             10,704              1,379
Interest paid                                                    (108,013)           (62,382)           (15,690)            (2,021)
Hong Kong taxation paid                                            (8,952)           (10,904)           (10,890)            (1,403)
                                                           ----------------   ----------------   ---------------    ---------------
Net cash from operating activities                                734,148            863,397            719,553             92,678
                                                           ----------------   ----------------   ---------------    ---------------





               Consolidated Statements of Cash Flows (continued)


                                                                                   Year ended December 31
                                                           ------------------------------------------------------------------------
                                                                     2001               2002               2003               2003
                                                                     ----               ----               ----               ----
                                                                  HK$'000            HK$'000            HK$'000            US$'000

Investing activities
Purchase of property, plant and equipment                        (641,466)          (608,689)          (362,788)           (46,727)
Additions to programming library                                 (113,495)          (107,652)           (90,729)           (11,686)
Proceeds from sales of property, plant and equipment                3,756              4,333              7,982              1,028
(Placement)/redemption of deposits with financial
   institutions                                                  (312,000)          (156,000)           468,000             60,278
Purchase of investments                                                 -            (46,861)                 -                  -
Proceeds from disposal of investments                                   -             31,182             27,078              3,488
                                                           ----------------   ----------------   ---------------    ---------------
Net cash generated from/(used in) investing activities         (1,063,205)          (883,687)            49,543              6,381
                                                           ----------------   ----------------   ---------------    ---------------

Financing activities
Proceeds from/(repayment of) bank loans                                 -            386,299           (386,299)           (49,755)
Proceeds from shares issued under share option scheme                   -             17,273                  -                  -
Dividends paid                                                          -            (80,639)           (60,578)            (7,802)
Redemption of convertible bonds                                         -         (1,500,000)          (300,000)           (38,640)
                                                           ----------------   ----------------   ---------------    ---------------

Net cash used in financing activities                                   -         (1,177,067)          (746,877)           (96,197)
                                                           ================   ================   ===============    ===============
Net increase/(decrease) in cash and cash equivalents             (329,057)        (1,197,357)            22,219              2,862

Cash and cash equivalents
   at January 1                                                 1,533,110          1,204,053              6,696                862
                                                           ----------------   ----------------   ---------------    ---------------
Cash and cash equivalents
   at December 31                                               1,204,053              6,696             28,915              3,724
                                                           ================   ================   ===============    ===============


See accompanying notes to the consolidated financial statements which are an integral part of these statements.

                        i-CABLE Communications Limited

                  Notes to Consolidated Financial Statements
                     For the year ended December 31, 2003


1.         Basis of presentation

           The consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants ("HKSA") ("HK GAAP"). Information relating to the nature and effect of differences between HK GAAP and accounting principles generally accepted in the United States ("US GAAP") are set out in Note 33.

           The consolidated financial statements are expressed in Hong Kong dollars. Solely for the convenience of the reader, the December 31, 2003 consolidated financial statements have been translated into United States dollars at the rate of exchange US$1=HK$7.7640, the noon buying rate for cable transfers for buying Hong Kong dollars at December 31, 2003 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other particular rate at December 31, 2003 or any other date.


2.         Significant accounting policies

(a)        Statement of compliance

           These financial statements have been prepared in accordance with HK GAAP. A summary of the significant accounting policies adopted by the Group is set out below.

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

                      An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognized in the same way as other investments in securities as set out in
                      Note 2(s) below.

                      All material intra-Group transactions and balances are eliminated on consolidation.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


(c) Basis of consolidation (continued)

           (ii)       Goodwill

                      Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

                      For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognized in the statement of operations (see Note 2(t) below).

                      For acquisitions on or after January 1, 2001, positive goodwill is amortized to the consolidated statement of operations on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses (see Note 2(t) below).

                      On disposal of a controlled subsidiary during the year, any attributable amount of purchased goodwill not previously amortized through the consolidated statement of operations or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

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
                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


(e)        Programming library

           Programming library consists of presentation rights for commissioned programs and acquired programs for showing on the Group's television channels, and commissioned programs for licencing purposes.

           Presentation rights are stated in the balance sheet at cost less accumulated amortization and any impairment losses (see Note 2(t) below). Amortization is charged to the statement of operations on an accelerated basis over the license period or over the estimated number of future showings. Subsequent expenditure on programs after initial acquisition is recognized as an expense when incurred. Costs of in-house programs are written off in the period in which they are incurred.

           Commissioned programs for licencing purposes comprise direct production costs and production overheads, and are stated at the lower of amortized cost or net realizable value. Costs are amortized on an individual program basis in the ratio of the current year's gross revenues to management's forecast of the total ultimate gross revenues from all sources.

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

(g)        Cash and cash equivalents

           Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement. None of the Group's cash and cash equivalents are restricted as to withdrawal.

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

           (v) Program licencing income is recognized on a straight-line basis over the license period or in full upon delivery of the programs concerned in accordance with the terms of the license contracts, and is stated net of withholding tax.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003

(h)        Revenue recognition (continued)

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

           (viii) Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(i)        Borrowing costs

           Borrowing costs are expensed in the statement of operations in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

(j)        Income tax

           (i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.

           (ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

           (iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

                      Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

                      The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003

(j)        Income tax (continued)

                      The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

                      The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

                      Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

                      - in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

                      - in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

                                 -          the same taxable entity; or

                                 - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(k)        Advertising costs

           Advertising costs are expensed as incurred. Advertising costs amounted to HK$78,833,903, HK$63,689,974 and HK$40,924,164 for each of the years ended December 31, 2001, 2002 and 2003, respectively.

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

           Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the statement of operations.

           The results of foreign subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003

(m)        Foreign currency translation (continued)

           On disposal of a foreign subsidiary, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit and loss on disposal.

(n)        Allowance for doubtful accounts

           An allowance for doubtful accounts is provided upon the evaluation of the recoverability of the receivables at the balance sheet date.

(o)        Retirement benefits

           The principal retirement scheme operated by the Group is a defined contribution retirement scheme which has been closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits. Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund ("MPF") with terms as stipulated by the MPF Authority. Assets of both schemes are maintained independently from those of the Group. Contributions to the retirement schemes are charged to the statement of operations as and when incurred. Retirement contributions incurred by the Group for the years ended December 31, 2001, 2002 and 2003 amounted to HK$39,054,236, HK$40,716,728 and HK$30,939,810 respectively.

           Effective from April 1, 2003, the Group has lowered the employer's contribution rates on the defined contribution retirement scheme from 5%-15% to 5%-10% of eligible employees' monthly salaries, which gives rise to an annual reduction in retirement contributions of approximately HK$14 million.

(p)        Construction contracts

           The accounting policy for contract revenue is set out in Note 2(h)(vi) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as an expense with reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that the total contract costs will exceed the total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

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

(q)        Related party transactions

           For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operation decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

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

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


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

                      In determining whether there is objective evidence that a security is impaired, the Group considers such factors as significant deterioration in the earnings performance, business prospects, adverse changes in the regulatory, economic or technological environment, etc. to determine if the Group expects to recover the carrying value of the security.

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

           If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized in the statement of operations whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

           (i)        Calculation of recoverable amount

                      The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

           (ii)       Reversals of impairment losses

                      In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

                      A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the statement of operations in the year in which the reversals are recognized.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003

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

           Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

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

           Service revenues comprise principally subscription and installation fees for cable television and Internet services and also include equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, television relay service income, programme licencing income, fiber network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, television magazine sales, late payment charges to subscribers and similar income.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


4.         Segment information

           The Company's reportable segments are strategic business units. The Company evaluates segment performance based on a number factors, of which the primary financial measures are business segment revenues and operating income/loss.

                                    Pay television                    Internet and multimedia                     Consolidated
                                2001         2002         2003        2001         2002         2003         2001        2002
                             HK$'000      HK$'000      HK$'000     HK$'000      HK$'000      HK$'000      HK$'000     HK$'000
                                                                                                                   (restated)
Revenue

External revenue           1,595,362    1,710,767    1,734,208     335,637      450,021      408,605    1,930,999   2,160,788
                         ============ ============ =========== ============ ============ ============ =========== ============

Results

Segment result               349,323      331,757      444,138     (49,692)       8,668      (84,775)     299,631     340,425
                         ============ ============ =========== ============ ============ ============
Corporate expenses                                                                                       (119,802)   (113,990)
                                                                                                      ----------- ------------
Profit from operations                                                                                    179,829     226,435
Interest income                                                                                            58,649      26,355
Non-operating
   income/(expenses)                                                                                        1,027        (198)
Impairment loss on
   investments                                                                                                  -     (72,870)
Finance costs                                                                                             (72,013)    (62,463)
Income tax                                                                                                      -           -
                                                                                                      ----------- ------------
Profit attributable to                                                                                    167,492     117,259
   shareholders
                                                                                                      =========== ============
Assets
Segment assets                          1,619,901    1,616,550                  948,179      881,402                2,568,080
Corporate assets                                                                                                      656,023
                                                                                                                  ------------
Consolidated total
   assets                                                                                                            3,224,103
------------------------                                                                                          ============
Liabilities
Segment liabilities                       485,752      539,354                  265,331      181,550                  751,083
Corporate liabilities                                                                                                 948,252
                                                                                                                  ------------

Consolidated total                                                                                                  1,699,335
   liabilities
                                                                                                                  ============

Depreciation
Segment depreciation         285,016      296,826      289,362     143,198      201,758      243,597      428,214     498,584
Corporate depreciation                                                                                      6,445       5,674
                                                                                                      ----------- ------------

Consolidated total
   depreciation                                                                                           434,659     504,258
                                                                                                      =========== ============

Other information
Capital expenditure
 - property, plant and
  equipment                               352,115      251,533                  200,825      173,992
 - programming library                     91,092       81,934

Amortization                 103,200      152,728       94,485

                                2003
                             HK$'000

Revenue

External revenue           2,142,813
                         ============

Results

Segment result               359,363

Corporate expenses          (108,753)
                         ------------
Profit from operations       250,610
Interest income                8,485
Non-operating
   income/(expenses)          (9,885)
Impairment loss on
   investments                     -
Finance costs                (15,610)
Income tax                   (13,142)
                         ------------
Profit attributable to       220,458
   shareholders
                         ============
Assets
Segment assets             2,497,952
Corporate assets             182,899
                         ------------
Consolidated total
   assets                   2,680,851
------------------------ ============
Liabilities
Segment liabilities          720,904
Corporate liabilities        275,299
                         ------------

Consolidated total           996,203
   liabilities
                         ============

Depreciation
Segment depreciation         532,959
Corporate depreciation         5,640
                         ------------

Consolidated total
   depreciation              538,599
                         ============

Other information
Capital expenditure
 - property, plant and
  equipment
 - programming library

Amortization


                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


4.         Segment information (continued)

           Pay television services include cable television services, advertising services, television relay services, program licencing, satellite television systems maintenance services, project management services, sales of satellite television systems and network rental. Internet and multimedia services include dial-up and Broadband Internet access services.

           The Group's operating activities are primarily undertaken in one geographical area, Hong Kong.


5.         Profit before taxation

           Profit before taxation is stated after charging/(crediting):

                                                                              2001               2002               2003
                                                                              ----               ----               ----
                                                                           HK$'000            HK$'000            HK$'000

Interest income

Interest income from listed investments                                     (8,691)            (1,402)              (205)
Interest income from deposits with banks
    and other financial institutions                                       (49,655)           (24,259)            (8,280)
Other interest income                                                         (303)              (694)                 -
                                                                    ----------------   ----------------   ----------------
                                                                           (58,649)           (26,355)            (8,485)
                                                                    ================   ================   ================

Finance costs


Interest expenses on bank loans and
    overdrafts repayable within five years                                      13              1,861              4,843
Interest expenses on convertible bonds
    repayable within five years                                             72,000             60,602             10,767
                                                                    ----------------   ----------------   ----------------
                                                                            72,013             62,463             15,610
                                                                    ================   ================   ================

Other items

Depreciation:
- assets held for use in operating leases                                   32,453             59,265             71,346
- others                                                                   402,206            444,993            467,253
Amortization of programming library*                                       103,253            152,861             95,152
Cost of inventories                                                         23,841             12,671             21,093
Rentals payable under operating leases
     in respect of land and buildings                                       42,736             43,271             42,603
Contribution to defined contribution
     plans, net of capitalized costs                                        32,925             35,405             27,110
Impairment loss on investments                                                   -             72,870                  -
Rentals receivable under operating leases in respect of:
- subleased land and buildings                                              (7,146)            (5,773)            (5,392)
- owned plant and machinery                                                (30,955)           (27,865)           (55,491)
Net realized gain on disposal of investments                                     -               (469)               (99)
                                                                    ================   ================   ================

           *Amortization of programming library is included within programming costs in the consolidated results of the Group.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


5.         Profit before taxation (continued)

           Operating expenses are analyzed by nature in compliance with SSAP 1, "Presentation of Financial Statements" as follows:

                                                                             2001               2002               2003
                                                                             ----               ----               ----
                                                                          HK$'000            HK$'000            HK$'000
Depreciation and amortization
   (including amortization of programming library)                        537,912            657,119            633,751
Staff costs                                                               627,455            620,276            647,313
Other operating expenses                                                  585,803            656,958            611,139
                                                                   ----------------   ----------------   ----------------

Total operating costs                                                   1,751,170          1,934,353          1,892,203
                                                                   ================   ================   ================


6.         Non-operating income/(expenses)

           These comprise:

                                                                             2001               2002               2003
                                                                             ----               ----               ----
                                                                          HK$'000            HK$'000            HK$'000

Net gain/(loss) on disposal of property, plant and equipment                1,027               (198)            (7,593)
Net realized exchange loss on foreign currency deposits                         -                  -             (2,292)
                                                                   ----------------   ----------------   ----------------
                                                                            1,027               (198)            (9,885)
                                                                   ================   ================   ================


7.         Income tax in the consolidated statement of operations

(a)        Taxation in the consolidated statement of operations represents:

                                                                             2001               2002               2003
                                                                             ----               ----               ----
                                                                          HK$'000            HK$'000            HK$'000

Current tax - Provision for Hong Kong Profits Tax
Tax for the year                                                           (8,825)           (10,827)          (139,933)
Over provision in respect of prior year                                         -                  4                  -
                                                                   ----------------   ----------------   ----------------
                                                                           (8,825)           (10,823)          (139,933)
                                                                   ----------------   ----------------   ----------------

Current tax - Overseas
Tax for the year                                                                -                  -                 (5)
                                                                   ----------------   ----------------   ----------------

Deferred tax
Reversal of temporary differences                                           8,825             10,823            138,683
Effect of increase in tax rate on
        deferred tax balances at January 1                                      -                  -            (11,887)
                                                                   ----------------   ----------------   ----------------
                                                                            8,825             10,823            126,796
                                                                   ----------------   ----------------   ----------------
Net taxation                                                                    -                  -            (13,142)
                                                                   ================   ================   ================


                        i-CABLE Communications Limited

                     For the year ended December 31, 2003

7.         Income tax in the consolidated statement of operations (continued)

           In March 2003, the Government of Hong Kong SAR announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5% starting from the 2003/04 year of assessment. This increase is taken into account in the preparation of the Group's 2003 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2003 is calculated at 17.5% (2001 and 2002: 16%) of the estimated assessable profits for the year. Taxation for the overseas subsidiary is charged at the appropriate current rate of taxation ruling in the relevant country.

           The differences between the profits tax rate in Hong Kong and the Group's effective tax rate were as follows for the years ended December 31, 2001, 2002 and 2003:


                                                                             2001               2002               2003
                                                                             ----               ----               ----
                                                                                %                  %                  %

Hong Kong Profits Tax rate                                                   16.0              16.0                17.5
Tax effect of non-deductible expenses                                         0.8              12.2                 1.0
Tax effect of non-taxable revenue                                           (12.5)            (13.1)               (3.7)
Utilization of unrecognized tax losses of previous years                     (4.3)            (15.1)              (14.3)
Effect of opening deferred tax balances resulting
   from increase in tax rate during the year                                    -                  -                5.1
                                                                   ----------------   ----------------   ----------------
Average effective tax rate                                                      -                  -                5.6
                                                                   ================   ================   ================

8.         Dividends attributable to the year

(a)        Dividends attributable to the year

                                                                             2001               2002               2003
                                                                             ----               ----               ----
                                                                          HK$'000            HK$'000            HK$'000

Interim dividend declared and paid of 1.5 cents per share
    (2001: Nil; 2002: 1.5 cents per share)                                      -             30,289             30,289
Final dividend proposed after the balance sheet date
   of 4 cents per share (2001: 2.5 cents per share;
   2002: 1.5 cents per share)                                              50,350             30,289             80,769
                                                                   ----------------   ----------------   ----------------
                                                                           50,350             60,578            111,058
                                                                   ================   ================   ================

           The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) Dividend attributable to the previous financial year, approved and paid during the year

                                                                             2001               2002               2003
                                                                             ----               ----               ----
                                                                          HK$'000            HK$'000            HK$'000

Final dividend in respect of the previous financial year,
   approved and paid during the year, of 1.5 cents per
   share (2001: Nil; 2002: 2.5 cents per share)                                 -             50,350             30,289
                                                                 ================   ================   ================

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003

9.         Basic and diluted earnings per share

(a)        Basic earnings per share

           The calculation of basic earnings per share is based on the net profit of HK$167,492,000, HK$117,259,000 and HK$220,458,000 for each of the years ended December 31, 2001, 2002 and 2003 respectively and the weighted average of 2,014,000,000, 2,016,284,165 and 2,019,234,400 ordinary shares outstanding for each respective year.

(b)        Diluted earnings per share

           The calculation of diluted earnings per share is based on the net profit of HK$167,492,000, HK$117,259,000 and HK$220,458,000 for each of the years ended December 31, 2001, 2002 and 2003 respectively and the weighted average of 2,022,501,763, 2,026,931,374 and 2,019,234,400 ordinary shares outstanding for each respective year after adjusting for the effects of all dilutive potential ordinary shares as shown below:

(c)        Reconciliations

                                                                   2001                   2002                  2003
                                                                   ----                   ----                  ----
                                                              Number of              Number of             Number of
                                                                 shares                 shares                shares
 Weighted average number of ordinary
    shares used in calculating
    basic earnings per share                              2,014,000,000          2,016,284,165         2,019,234,400
 Deemed issue of ordinary shares for
    no consideration pursuant
    to the Company's share option scheme                      8,501,763             10,647,209                     -
                                                     -------------------    -------------------   -------------------

 Weighted average number of ordinary
    shares used in calculating
    diluted earnings per share                            2,022,501,763          2,026,931,374         2,019,234,400
                                                     ===================    ===================   ===================

           The Company's convertible bonds were all redeemed at par in 2003. During 2001 and 2002, the potential issue of ordinary shares in connection with the Company's convertible bonds (see Note 19) would not give rise to a decrease in earnings per share. Accordingly, the convertible bonds had no dilutive effect on the calculation of diluted earnings per share in 2001, 2002 and 2003. All of the Company's share options did not have intrinsic value throughout 2003 and had no dilutive effect on the calculation of diluted earnings per share in 2003.

           Basic and diluted earnings per ADS is calculated on the same basis based on 20 ordinary shares per ADS.


10.        Change in accounting policy

           In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with SSAP 12 (revised) "Income taxes" issued by the HKSA, the Group has adopted a new policy for deferred tax as set out in Note 2(j) .

           The new accounting policy has been adopted retrospectively with the debit balance of revenue reserve as at January 1, 2001 restated and reduced by HK$13 million. The comparative information has been adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


11.        Inventories

                                                                          2002               2003
                                                                          ----               ----
                                                                       HK$'000            HK$'000

Spare parts, consumables and equipment held for resale                  41,739             33,487
Less: Provision for obsolescence                                       (17,262)           (15,976)
                                                                ---------------    ---------------
                                                                        24,477             17,511
                                                                ===============    ===============

           Included in spare parts, consumables and equipment held for resale are inventories of HK$17,511,000 (2002: HK$24,477,000) stated net of provision made in order to state these inventories at the lower of their cost and estimated net realizable value.


12.        Accounts receivable from trade debtors

           An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts of HK$18,054,000 and HK$12,831,000 at December 31, 2002 and 2003 respectively) is set out as follows:

                                                   2002               2003
                                                   ----               ----
                                                HK$'000            HK$'000

0 to 30 days                                     63,700             67,615
31 to 60 days                                    12,951             19,526
61 to 90 days                                     6,327             12,530
Over 90 days                                      6,502             12,383
                                         ---------------    ---------------
                                                 89,480            112,054
                                         ===============    ===============

           Allowance for doubtful accounts is analyzed as follows:

                                    2001             2002               2003
                                    ----             ----               ----
                                 HK$'000          HK$'000            HK$'000

Balance at beginning of year      18,221           12,431             18,054
Provision for the year             5,085           10,902             10,449
Written off                       (9,738)          (4,746)           (15,672)
Bad debt recovered                (1,137)            (533)                 -
                            --------------   --------------   --------------
                            --------------   --------------   --------------

Balance at end of year            12,431           18,054             12,831
                            ==============   ==============   ==============
                            ==============   ==============   ==============

           The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days. Full provisions for doubtful debts have been made for all subscription fees overdue for more than 90 days and airtime sales overdue for more than 150 days.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


13.        Amounts due from fellow subsidiaries

           Amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.


14.        Deposits with financial institutions

           The deposits placed with financial institutions, all matured in 2003, were credit-linked to investment grade debt securities issued by corporates, including a fellow subsidiary.


15.        Investments in debt securities

                                                      2002            2003
                                                      ----            ----
                                                   HK$'000         HK$'000

 Listed outside Hong Kong, at market value          15,746               -
                                                ============   ============


16.        Property, plant and equipment

                                  Network,
                                 decoders,    Furniture,
                                     cable     fixtures,
                                modems and         other
                                television     equipment
                                production     and motor         Leasehold land and buildings
                                  systems       vehicles                 in Hong Kong
                                                           ------------------------------------------
                                                                                                        Leasehold
                                                             Long term   Medium term     Short term   improvements        Total
                                   HK$'000       HK$'000        HK$'000       HK$'000       HK$'000        HK$'000       HK$'000

Cost

At January 1, 2003               4,926,874       473,575          3,306         2,673            70        278,648     5,685,146
Additions                          382,526        43,658              -             -             -         11,242       437,426
Disposals                         (204,626)       (3,033)             -             -             -         (8,681)     (216,340)
Reclassification                   (11,205)            -              -             -             -              -       (11,205)
                              ---------------------------- ------------- ------------- -------------- ------------- -------------
At December 31, 2003             5,093,569       514,200          3,306         2,673            70        281,209     5,895,027
                              ---------------------------- ------------- ------------- -------------- ------------- -------------
Accumulated depreciation

At January 1, 2003               2,842,491       381,117          1,065           147            70        158,067     3,382,957
Charge for the year                482,488        30,557             76            67             -         25,411       538,599
Impairment loss                      5,169           565              -             -             -              -         5,734
Written back on disposals         (190,138)       (2,937)             -             -             -         (6,513)     (199,588)
Reclassification                    (2,404)            -              -             -             -              -        (2,404)
                              ---------------------------- ------------- ------------- -------------- ------------- -------------
At December 31, 2003             3,137,606       409,302          1,141           214            70        176,965     3,725,298
                              ============================ ============= ============= ============== ============= =============
Net book value

At December 31, 2003             1,955,963       104,898          2,165         2,459             -        104,244     2,169,729
                              ============================ ============= ============= ============== ============= =============

At December 31, 2002             2,084,383        92,458          2,241         2,526             -        120,581     2,302,189
                              ============================ ============= ============= ============== ============= =============

           As at December 31, 2003, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$331,896,000 (2002: HK$322,921,000) and the related accumulated depreciation was HK$151,377,000 (2002: HK$132,796,000).

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


17.        Programming library

                                                                  HK$'000
 Cost

 At January 1, 2003                                               480,397
 Programming licenses and rights acquired                          88,472
 Written off                                                     (136,357)
                                                           ----------------
 At December 31, 2003                                             432,512
                                                           ----------------
 Accumulated amortization

 At January 1, 2003                                               331,546
 Charge for the year                                               95,152
 Written off                                                     (136,357)
                                                           ----------------
 At December 31, 2003                                             290,341
                                                           ================
 Net book value

 At December 31, 2003                                             142,171
                                                           ================
 At December 31, 2002                                             148,851
                                                           ================


18.        Non-current investments

                                                    2002               2003
                                                    ----               ----
                                                 HK$'000            HK$'000


 Unlisted equity securities                       20,957              9,725

                                          ================   ================


19.        Interest-bearing borrowings

                                                    2002               2003
                                                    ----               ----
                                                 HK$'000            HK$'000

 Convertible bonds                               300,000                  -
 Unsecured bank loans                            386,299                  -
                                          ----------------   ----------------

 Due within one year included
        under current liabilities                686,299                  -
                                          ================   ================

           At December 31, 2002, convertible bonds of principal value HK$300 million were held by the Wharf group and were convertible to shares at a price of HK$11.95 per share. The term of the bonds was four years from November 24, 1999, the date on which the Company's shares commenced trading on The Stock Exchange of Hong Kong Limited. Interest was payable at the rate of 4% per annum, semi-annually in arrears.

           The Company redeemed the convertible bonds at par upon their maturity on November 23, 2003.

           At December 31, 2002, the unsecured bank loans were repayable on demand, bearing interest at rates ranging from 2.03% to 4% per annum.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


20.        Amounts due to trade creditors

           An ageing analysis of amounts due to trade creditors is set out as follows:

                                               2002               2003
                                               ----               ----
                                            HK$'000            HK$'000

 0 to 30 days                                13,746             17,493
 31 to 60 days                               15,304              7,952
 61 to 90 days                               16,560             14,125
 Over 90 days                                 7,838              8,950
                                     ----------------   ----------------
                                             53,448             48,520
                                     ================   ================

21.        Amounts due to fellow subsidiaries

           Amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.


22.        Amount due to immediate holding company

           Amount due to immediate holding company is unsecured, interest free, and has no fixed terms of repayment. The average balances during the years ended December 31, 2002 and 2003 are HK$15,019,000 and HK$2,246,000,
respectively.


23.        Current assets and current liabilities

           Included under current assets and current liabilities that are expected to be recovered/settled after more than one year as follows:

                                                      2002            2003
                                                      ----            ----
                                                   HK$'000         HK$'000

Inventories                                         21,518           5,258
Accounts receivable from trade debtors                   -              61
Deposits, prepayments and other receivables          6,418          12,982
Amounts due from fellow subsidiaries                 7,510           2,292
Accrued expenses and other payables                (15,785)         (1,712)
Receipts in advance and customers' deposits        (94,797)        (82,444)
Amounts due to fellow subsidiaries                       -             (44)
                                               =============   =============
                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


24.        Income tax in the balance sheet

(a)        Current taxation in the balance sheet represents:

                                                         2002           2003
                                                         ----           ----
                                                      HK$'000        HK$'000

Provision for Hong Kong Profits Tax for the year       10,827        139,933
Overseas taxation                                           -              5
Provisional Profits Tax paid                           (8,820)        (8,883)
                                                   -----------    -----------

                                                        2,007        131,055
                                                   ===========    ===========

(b)        Deferred tax assets and liabilities recognized:

           The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

                                                                              Depreciation
                                                                             allowances in
                                                                                 excess of
                                                                                   related               Tax
  Deferred tax arising from:                                                  depreciation            losses              Total
                                                                                   HK$'000           HK$'000            HK$'000

  At January 1, 2002
   - as previously reported                                                        150,619                 -            150,619
   - prior period adjustments                                                      112,106          (125,106)           (13,000)
                                                                           -----------------  -----------------  ----------------
   - as restated                                                                   262,725          (125,106)           137,619
  Charged / (credited) to consolidated statement of operations (Note 7(a))           1,710           (12,533)           (10,823)
                                                                           -----------------  -----------------  ----------------
  At December 31, 2002 (restated)                                                  264,435          (137,639)           126,796
  Credited to consolidated statement of operations (Note 7(a))                     (13,199)         (113,597)          (126,796)
                                                                           -----------------  -----------------  ----------------
  At December 31, 2003                                                             251,236          (251,236)                 -
                                                                           =================  =================  ================


                                                                                                        2002               2003
                                                                                                        ----               ----
                                                                                                     HK$'000            HK$'000
                                                                                                  (restated)

Net deferred tax assets recognized on the balance sheet                                             (107,198)          (112,600)
Net deferred tax liabilities recognized on the balance sheet                                         233,994            112,600
                                                                                              ---------------    ---------------
                                                                                                     126,796                  -
                                                                                              ===============    ===============

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


24.        Income tax in the balance sheet (continued)

(c)        Deferred tax assets not recognized

           The Group has not recognized deferred tax assets in respect of the following:

                                                     2002               2003
                                                     ----               ----
                                                  HK$'000            HK$'000
                                               (restated)

Future benefit of tax losses                      902,275            954,093
Provision for obsolete inventories                     32                 35
                                           ---------------    ---------------
                                                  902,307            954,128
                                           ===============    ===============


25.        Share capital

                                                                    2002              2002                 2003              2003
                                                                    ----              ----                 ----              ----
                                                           No. of shares           HK$'000        No. of shares           HK$'000
                                                                    `000                                   `000
 Authorized
 Ordinary shares of HK$1 each                                  8,000,000         8,000,000            8,000,000         8,000,000
                                                        ==================  =================  ==================  =================
 Issued and fully paid
 At January 1                                                  2,014,000         2,014,000            2,019,234         2,019,234
 Shares issued under share option scheme                           5,234             5,234                    -                 -
                                                        ------------------  -----------------  ------------------  -----------------
 At December 31                                                2,019,234         2,019,234            2,019,234         2,019,234
                                                        ==================  =================  ==================  =================

           During 2002, options were exercised to subscribe for 5,234,000 ordinary shares in the Company at a consideration of HK$17,273,000, of which HK$5,234,000 was credited to share capital and the balance of HK$12,039,000 was credited to the share premium account. No options were exercised during 2003.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


26.        Equity compensation benefits

           Pursuant to the Company's share option scheme, the Board of Directors is authorized to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a)        Movements in share options

                                                2002                   2003
                                                ----                   ----
                                              Number                 Number

At January 1                              66,843,000             58,543,600
Issued                                       380,000                      -
Exercised                                 (5,234,400)                     -
Lapsed                                    (3,445,000)           (29,752,100)
                                 -------------------    -------------------
At December 31                            58,543,600             28,791,500
                                 ===================    ===================

Options vested at December 31             18,520,500             10,170,300
                                 ===================    ===================

(b) Terms of unexpired and unexercised share options at balance sheet date

 Date granted                              Exercise period     Exercise price              2002                2003
                                                                                         Number              Number

 February 8, 2000       April 1, 2001 to December 31, 2009           HK$10.49        17,820,000          16,270,000
 February 19, 2001       July 1, 2002 to December 31, 2003            HK$3.30        27,243,800                   -
 February 19, 2001       July 1, 2002 to December 31, 2005            HK$3.30        13,099,800          12,141,500
 October 9, 2002      January 1, 2004 to December 31, 2005            HK$3.30           380,000             380,000
                                                                                 ----------------    ---------------
                                                                                     58,543,600          28,791,500
                                                                                 ================    ===============

(c) No share options were granted during the year. Details of share options granted during 2002 at a consideration of HK$10 were:

 Date granted                              Exercise period     Exercise price              2002
                                                                                         Number


 October 9, 2002    January 1, 2004 to December 31, 2005              HK$3.30         380,000
                                                                               ================


(d)        During the year, no share options were exercised.  Details of share options exercised during 2002 were:

 Exercise period      Exercise price   Market value per share at exercise         Proceeds received          Number
                                                                     date

July 2, 2002               HK$3.30          Range from HK$3.60 to HK$4.75           HK$17,273,000       5,234,400
to September 13,
        2002

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


27.        Particulars of subsidiaries

           The subsidiaries of the Company at December 31, 2003 were as follows:


                                                                                                        Percentage of ordinary
                                           Place of                             Particulars of issued         shares held
                                     incorporation/                                capital, all fully   ------------------------
Name of company                           operation      Principal activities                    paid     Directly   Indirectly
----------------------------  ---------------------- ------------------------- ----------------------- ------------- ------------
Apex Victory Limited                 British Virgin       Programme licensing     500 ordinary shares          100             -
                                            Islands                                      of US$1 each

Cable Network                             Hong Kong        Investment holding     100 ordinary shares          100             -
   Communications Limited                                                                of HK$1 each

                                                                                2 non-voting deferred            -             -
                                                                                  shares of HK$1 each

Hong Kong Cable                           Hong Kong      Advertising airtime,    2 ordinary shares of            -           100
   Enterprises Limited                                  program licencing and               HK$1 each
                                                        channel carriage service

Hong Kong Cable Television                Hong Kong            Pay television           1,000,000,000            -           100
   Limited                                                           services      ordinary shares of
                                                                                            HK$1 each

i-CABLE Cineplex Limited                  Hong Kong                  Inactive     10,000,000 ordinary            -           100
                                                                                  shares of HK$1 each

i-CABLE China Limited                British Virgin                  Inactive     500 ordinary shares            -           100
                                            Islands                                      of US$1 each

i-CABLE Network Limited                   Hong Kong         Network operation     100 ordinary shares            -           100
                                                                     services            of HK$1 each

                                                                                2 non-voting deferred            -             -
                                                                                  shares of HK$1 each

i-CABLE Satellite                         Hong Kong   Non-domestic television    2 ordinary shares of            -           100
   Television Limited                                    services and program               HK$1 each
                                                                    licencing

i-CABLE WebServe Limited                  Hong Kong   Internet and multimedia    2 ordinary shares of            -           100
                                                                     services               HK$1 each

i-CABLE Ventures Limited             British Virgin        Investment holding     500 ordinary shares          100             -
                                            Islands                                      of US$1 each

Kreuger Assets Limited               British Virgin        Investment holding     500 ordinary shares            -           100
                                            Islands                                      of US$1 each

Maspon Company Limited                    Hong Kong        Investment holding     100 ordinary shares            -           100
                                                                                         of HK$1 each

                                                                                2 non-voting deferred            -             -
                                                                                  shares of HK$1 each






                        i-CABLE Communications Limited

            Notes to Consolidated Financial Statements (continued)
                     For the year ended December 31, 2003


27.        Particulars of subsidiaries (continued)

                                                                                                        Percentage of ordinary
                                           Place of                             Particulars of issued         shares held
                                     incorporation/                                capital, all fully   ------------------------
Name of company                           operation      Principal activities                    paid     Directly   Indirectly
----------------------------  ---------------------- ------------------------- ----------------------- ------------- ------------

Moscan Assets Limited                British Virgin        Investment holding     500 ordinary shares            -           100
                                            Islands                                      of US$1 each

New Television and Film                   Hong Kong                  Inactive    2 ordinary shares of            -           100
   International Limited                                                                   HK$10 each

Rediffusion Engineering                   Hong Kong      Systems installation     100 ordinary shares            -           100
   Limited                                                      and operation            of HK$1 each

                                                                                2 non-voting deferred            -             -
                                                                                  shares of HK$1 each

Rediffusion (Hong Kong)                   Hong Kong    Cable television relay     100 ordinary shares            -           100
   Limited                                                           services         of GBP0.50 each

                                                                                    40,000 non-voting            -             -
                                                                                   deferred shares of
                                                                                         GBP0.50 each

Rediffusion Satellite                     Hong Kong      Satellite television   1,000 ordinary shares            -           100
   Services Limited                                                   systems           of HK$10 each

Riddlewood Company Limited                Hong Kong        Investment holding    2 ordinary shares of            -           100
                                                                                            HK$1 each

Wisdom Global Holdings               British Virgin        Investment holding     500 ordinary shares            -           100
   Limited                                  Islands                                      of US$1 each

Guangzhou Kuan Xun                     The People's        Technical services            HK$1,000,000            -           100
   Customer Services              Republic of China
   Limited *

           Details of partnerships held indirectly through subsidiaries at December 31, 2003 were as follows:

                                                               Law under which
Name of partnership                                               incorporated    Principal activities  Percentage of interest
----------------------------------------------------- ------------------------- ----------------------- -------------------------

The Cable Leasing Partnership                                        Hong Kong                 Leasing                      100

The Network Leasing Partnership                                      Hong Kong                 Leasing                      100


* English translation of Chinese name

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


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

           The Group leases out cable modem equipment to subscribers under operating leases. Prior to June 2002, the terms of the leases varied and ran for an initial period of not more than twelve months with automatic renewal on a year-to-year basis at rates prevailing at the time of expiry, unless terminated by the lessees by giving 30 days' written notice prior to the lease expiry date. With effect from June 2002, the terms of the leases were revised to become renewable on a monthly basis. The Group also leases out decoders to cable television subscribers under operating leases starting from year 2002 with the leases renewable on a monthly basis. None of the leases includes contingent rentals.

(b)        Operating leases

           The total future minimum lease payments payable under non-cancellable operating leases are as follows:

                                                    2002               2003
                                                    ----               ----
                                                 HK$'000            HK$'000

Within one year                                   35,366             31,982
After one year but within five years              81,633             46,235
After five years                                   2,753                  -
                                          ---------------    ---------------

                                                 119,752             78,217
                                          ===============    ===============

           Future minimum lease payments, in respect of land and buildings, as of December 31, 2003 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

                                                    2002               2003
                                                    ----               ----
                                                 HK$'000            HK$'000

Year ending December 31, 2003                     34,466                  -
Year ending December 31, 2004                     34,894             30,928
Year ending December 31, 2005                     26,615             23,651
Year ending December 31, 2006                      9,958              9,872
Year ending December 31, 2007                     10,182             10,092
Year ending December 31, 2008                      2,753              2,730
                                          ---------------    ---------------
                                                 118,868             77,273
                                          ===============    ===============

           Total rental expenses for each of the years ended December 31, 2001, 2002 and 2003 were HK$42,736,000, HK$43,271,000 and HK$42,603,000, respectively.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


28.        Commitments and contingencies (continued)

(c)        Future operating lease income

           (i) The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2002 and 2003 amounted to HK$9,412,000 and HK$6,037,000, respectively.

           (ii) The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

                                           2002               2003
                                           ----               ----
                                        HK$'000            HK$'000

Within one year                           1,829              6,735
                                 ===============    ===============

(d)        License agreements

           The Group is required to pay license fees to the Government of the Hong Kong Special Administrative Region ("SAR") each year for the provision of certain services. At December 31, 2003, these comprise mainly:

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

           (iii) an annual fixed carrier (restricted) license fee of HK$100,000 plus a fee of HK$700 for every 100 customer connections and spectrum utilization annual fee based on a variable fee for every 1 kHz or part thereof of spectrum assigned; and

           (iv) a satellite master antenna television ("SMATV") annual license fee of HK$750 plus outlet fee of HK$700 for every 100 outlet points or part thereof.

           The total amounts of royalties and license fees paid to the Hong Kong SAR Government for the years ended December 31, 2001, 2002 and 2003 were HK$14,760,725, HK$12,666,273 and HK$12,730,473, respectively.

           The Group has also entered into program license agreements with content providers and has commitments to pay amounts under such license agreements, which have been negotiated on normal commercial terms. The related program costs are recognized in the period in which they are incurred and accounted for in accordance with Note 2(e).

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


28.        Commitments and contingencies (continued)

(e)        Capital commitments

           Capital commitments outstanding as of December 31, 2003 not provided for in the financial statements were as follows:

                                                       2002               2003
                                                       ----               ----
                                                    HK$'000            HK$'000

    Authorized and contracted for
        - Plant and equipment                        61,006             78,240
        - Programming rights                             13             58,659
                                             ---------------    ---------------
                                                     61,019            136,899
                                             ===============    ===============

    Authorized but not contracted for
        - Plant and equipment                        77,871            154,487
        - Programming rights                         13,672             25,652
                                             ---------------    ---------------
                                                     91,543            180,139
                                             ===============    ===============


(f)        Contingent liabilities

           As of December 31, 2003, there were contingent liabilities in respect of the following:

           (i) Nil amount of performance bond (2002: HK$10 million) given to the Telecommunications Authority of Hong Kong as required under the Group's fixed telecommunications network services license.

           (ii) Guarantees, indemnities and letters of awareness to banks totaling HK$185 million (2002: HK$19 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2003, HK$55 million (2002: HK$7 million) was utilized by the subsidiaries.

                      The Company has provided guarantees to certain of its subsidiaries as a waiver of utility deposits and indemnification for line of credit related to transportation of equipment, with total amounting to HK$8 million and all of which will expire in 2004. Should these subsidiaries default, the Company will be obliged to cover the amounts. The Company considers the likelihood of the execution of such guarantee to be remote and the amount involved, in any case, will not have adverse impact on the financial position of the Company. Accordingly, no liability has been accrued for losses related to the Company's obligation under these guarantee arrangements.

           (iii) The Group is currently in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations. The outcome of the discussion is uncertain. The management of the Group is of the view that there are ample grounds to support the deductibility of the interest expense and accordingly, no provision has been made in this respect. In addition, the immediate holding company has indemnified the Group against any liability for tax which may arise in consequence of an event occurring on or before November 1, 1999. It is estimated that the maximum tax exposure at December 31, 2003 amounted to HK$106 million (2002:
                      HK$99 million), of which HK$64 million (2002: HK$64 million) will be indemnified by the immediate holding company.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


28.        Commitments and contingencies (continued)

(f)        Contingent liabilities (continued)

           (iv) During the year, the Group entered into a forward foreign exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2004. The Group had, as at December 31, 2003, an outstanding forward contract to buy foreign currency with a notional principal value of HK$5.8 million equivalent.

                      The forward contract has not been designated as a hedging instrument. The change in the fair value of the forward contract is insignificant.


29.        Related party transactions

           The following represent material related party transactions between the Group and related parties during the year ended December 31, 2003:


                                                                                     2001               2002               2003
                                                                                     ----               ----               ----
                                                                                  HK$'000            HK$'000            HK$'000


Interest expenses on convertible bonds held by the Wharf group (Note(i))           72,000             60,602             10,767
Rentals payable and related management fees on land and buildings
   (Note(ii))                                                                      40,700             40,551             38,360
Rentals receivable on land and buildings (Note(iii))                               (5,769)            (4,446)            (4,455)
Network repairs and maintenance services charge (Note (iv))                       (16,307)           (20,556)           (21,344)
Management fees (Note(v))                                                          12,797             13,423             11,634
Computer services (Note (vi))                                                       9,106             12,236             14,158
Leased line and PNETS charges and international bandwidth access charges
   (Note (vii))                                                                    20,916             23,799             24,496
Project management fees (Note (viii))                                             (10,371)            (7,558)            (7,135)
                                                                           ================   ================   ================

Notes:

(i) This represents interest expenses on convertible bonds held by the Wharf group.

(ii) These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2003, related rental deposits amounted to HK$7,513,000 (2002:
           HK$8,711,000).

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

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


29.        Related party transactions (continued)

           Included in Note 16 were additions to property, plant and equipment totaling HK$920,000 (2002: HK$1,397,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2003.

           During 2002, the Company redeemed at face value a portion of the convertible bonds in the principal amount of HK$1,500 million. The early redemption was approved by independent shareholders at an extraordinary general meeting held on October 22, 2002. On November 23, 2003 the remaining portion of the convertible bonds of HK$300 million were redeemed at their principal amount upon maturity.

           The immediate holding company has issued deeds of indemnity in respect of certain litigation, taxation and costs arising in respect of the period prior to the Reorganization. The Group is not charged for these indemnities.


30.        Post balance sheet event

           After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 8.


31.        Comparative figures

           Comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 10.


32.        Ultimate holding company

           The Directors consider the ultimate holding company at December 31, 2003 to be The Wharf (Holdings) Limited, which is incorporated in Hong Kong.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP

           The Group's accounting policies conform with HK GAAP, which differ in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented below.

(a)        Deferred pre-maturity and franchise costs

           Under HK GAAP, all pre-maturity costs incurred during the pre-maturity period of the Group's cable television operations and all pre-operating costs incurred before the launch of the Group's cable television operations on October 31, 1993 are recognized as an expense in the period in which they are incurred.

           Under US GAAP, certain pre-maturity and franchise costs are deferred and amortized on a straight-line basis over the remaining term of the initial subscription television broadcasting license which expires on May 31, 2005. The pre-maturity period began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996 when the predetermined subscriber level was attained. For US GAAP purposes, an adjustment has been made to reflect the amortization of certain pre-maturity and franchise costs that have been written off under HK GAAP that were allowed to be capitalized under US GAAP.

           Management has evaluated the amortization periods of pre-maturity and franchise costs and determined that no events or circumstances warrant a revision to the estimates of useful lives. The aggregate amortization expense was HK$90,229,000 (2002 and 2001: HK$90,410,000 for each year) for the year.
At December 31, 2003, the estimated aggregate amortization expense for the next five succeeding fiscal years is as follows:

                             Year                  HK$'000

                             2004                   89,686
                             2005                   37,360
                             2006                        -
                             2007                        -
                             2008                        -

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

           The Group has not made any acquisitions since January 1, 2001 that would give rise to positive goodwill subject to amortization under HK GAAP.

           Under US GAAP, prior to January 1, 2002, goodwill arising from the application of the purchase method of accounting was capitalized and amortized on a straight-line basis over its estimated useful life of 12 years from the relevant acquisition date. Upon the adoption of Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets" with effect from January 1, 2002, goodwill is assigned to the relevant reporting units and a transitional impairment test was conducted by reference to the carrying value of each reporting unit and their respective fair value at January 1, 2002. Thereafter, goodwill is no longer subject to amortization, but the recorded value is subject to an annual assessment for impairment using a fair-value-based approach. An impairment loss is recorded if the recorded goodwill exceeds its fair value. All reporting units to which goodwill is assigned are tested for impairment and no impairment loss was identified as of January 1, 2002, December 31, 2002 and December 31, 2003.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(b)        Goodwill (continued)

           Had the Company ceased to recognize goodwill amortization expense in the three years ended December 31, 2003 presented, the Company's net profit and basic and diluted earnings per share and per ADS would have been as follows:

                                                                         Year ended December 31,
                                          2001                                      2002
                                          ----                                      ----
                                                    Basic and
                                                     diluted                       Basic           Diluted
                                 Net                earnings                       earnings        earnings
                             profit/(loss)         per share        Net profit     per share      per share
                                   HK$'000                           HK$'000

As reported                         (5,748)          (0.3) cents       100,320          5.0 cents       4.9 cents
Add: Amortization of
   goodwill                         16,826            0.9 cents              -          -               -
                            ----------------   --------------   --------------   -------------   ------------
Proforma                            11,078            0.6 cents        100,320          5.0 cents       4.9 cents
                            ================   ==============   ==============   =============   ============
Proforma basic earnings
  per ADS*                                           11.0 cents                        99.5 cents
                                               ==============                    =============
Proforma diluted                                     11.0 cents                                           99.0 cents
  earnings per ADS*
                                               ==============                                    ============





                                         2003
                                         ----
                                                Basic and
                                                 diluted
                                                earnings per
                               Net profit          share
                                 HK$'000

As reported                        127,826          6.3 cents
Add: Amortization of
   goodwill                              -          -
                            --------------   --------------
Proforma                           127,826          6.3 cents
                            ==============   ==============
Proforma basic earnings
  per ADS*                                        126.6 cents
                                             ==============
Proforma diluted                                  126.6 cents
  earnings per ADS*
                                             ==============




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

(d)        Deferred taxation

           Prior to January 1, 2003, under HK GAAP, the Group provided for deferred tax liabilities to the extent that there was a reasonable probability that such deferred taxes would become payable in the foreseeable future. Deferred tax benefits were not recognized unless their realization was assured beyond reasonable doubt.

           Under US GAAP, a provision is made for all deferred taxes as they arise, and a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criterion of "more likely than not". A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realizability of the deferred tax assets. The Company has considered the scheduled reversal of deferred tax assets to the extent such assets can be realized through future reversals of existing taxable temporary differences and operating loss carryforwards.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(d)        Deferred taxation (continued)

           The following table shows the principal items included in deferred income taxes under US GAAP:

                                                     2002               2003
                                                     ----               ----
                                                  HK$'000            HK$'000

 Deferred tax assets:
    Operating loss carryforwards                1,039,899            954,093
    Inventories                                        32                 35
                                           ----------------   ----------------
                                                1,039,931            954,128
 Less: Valuation allowance                       (867,426)          (680,617)
                                           ----------------   ----------------
                                                  172,505            273,511
                                           ----------------   ----------------

 Deferred tax liabilities:
    Deferred expenses                             (34,764)           (22,233)
    Property, plant and equipment                (264,537)          (251,278)
                                           ----------------   ----------------

                                                 (299,301)          (273,511)
                                           ================   ================

 Net deferred income tax liabilities             (126,796)                 -
                                           ================   ================


           Prior to 2003, US GAAP adjustments were required to recognize all deferred tax liabilities and all deferred tax assets to the extent such amounts meet the "more likely than not" criterion. During 2002, deferred tax assets of HK$107.2 million were recognized under US GAAP. This was pursuant to a change in circumstances that caused a change in management judgment about the realizability of operating loss carryforwards from losses incurred by a subsidiary in prior years. In order to realize these operating loss carryforwards, the subsidiary will need to generate additional taxable income in the amount of approximately HK$670 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, including management's expectations of market prospects of the subsidiary's business, management believes it is more likely than not that the subsidiary will realize these operating loss carryforwards in the amount of HK$107.2 million, at December 31, 2002. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on the Group's consolidated financial position and results of operations could be significant. The operating loss carryforwards do not expire.

           At December 31, 2003, the Group had operating loss carryforwards of HK$6,887.3 million which do not expire.

           The valuation allowance at January 1, 2001 was HK$946.7 million. During 2001, the valuation allowance increased by HK$27.9 million and decreased by HK$107.2 million and HK$186.8 million during 2002 and 2003, respectively.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(d)        Deferred taxation (continued)

           Under HK GAAP, Statement of Standard Accounting Practice 12 (revised) ("SSAP 12 (revised)") became effective for all accounting periods beginning on or after January 1, 2003. SSAP 12 (revised) requires full recognition of all deferred tax liabilities and deferred tax assets to the extent there is sufficient future taxable profit against which the asset can be utilized, and requires, as far as practicable, restatement of all prior period financial statements. Therefore, management re-evaluated the above subsidiary's tax position for each previous year. Management has concluded that, based on the amounts of previously unrecognized operating loss carryforwards actually utilized by the above subsidiary in recent years, the set of changes in circumstances that supported the recognition of deferred tax assets from operating loss carryforwards in 2002 under US GAAP is considered to have emerged before 2002 but of which existence was confirmed in 2002. For the purposes of restating prior period financial statements under HK GAAP, management considers that the above subsidiary could have recognized deferred tax assets from operating loss carryforwards in amounts sufficient to offset the amounts of deferred tax liabilities from taxable temporary differences arising from another subsidiary within the i-CABLE Group, beginning from the year 2001. Accordingly, a prior period adjustment has been made to the Group's opening revenue reserve at January 1, 2001 under HK GAAP to eliminate the amount of deferred tax liabilities of HK$13 million previously recognized prior to the adoption of SSAP 12 (revised). Under US GAAP, however, this was reflected in the 2002 reconciliation of net profit.

           Based on the foregoing, the GAAP difference has been eliminated and therefore US GAAP adjustments are no longer required in 2003.

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

           Under US GAAP, installation fees relating to the Broadband Internet access services and the related incremental direct costs (excluding selling costs) up to, but not exceeding, the amount of the installation revenue, are deferred and recognized on a straight-line basis over the estimated customer service period, which is four years as of December 31, 2003, with respect to customers under monthly service contracts, or over the contract period, with respect to customers under 12 to 18 month service contracts. The excess of incremental direct costs (excluding selling costs) over the related installation fees, to the extent that they are recoverable from future contractual revenues, are deferred and amortized over the contract period.

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

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

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

           During the year ended December 31, 2001, options to purchase a total of 50,034,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to eligible employees. These options were granted with the exercise price lower than the market price of the Company's stock at the time of grant. Of the options granted, options to purchase a total of 34,813,000 ordinary shares ("the former series") vest on or after July 1, 2002 (50%) and April 1, 2003 (50%) respectively while the remaining options ("the latter series") vest on or after July 1, 2002 (30%), July 1, 2003 (30%) and July 1, 2004 (40%) respectively. To the extent not exercised, the options will lapse on December 31, 2003 for the former series and on December 31, 2005 for the latter series.

           During the year ended December 31, 2002, options to purchase a total of 380,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to an eligible employee. On the grant date, the exercise price exceeded the market price of the Company's stock. 50 per cent of the options vest on or after January 1, 2004 and 50 per cent on or after January 1, 2005. To the extent not exercised, the options will lapse on December 31, 2005.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(g)        Share option scheme (continued)

           Movement of the Company's share options is as follows:

                                              2001                            2002                             2003
                                              ----                            ----                             ----
                                                 Weighted-average                 Weighted-average                Weighted-average
                                                       exercise                        exercise                         exercise
                                      Number of       price per        Number of      price per        Number of       price per
                                        options           share          options          share          options           share
                                                             HK$                              HK$                             HK$

Outstanding at January 1              19,520,000         10.49         66,843,000          5.34        58,543,600          5.49
Granted                               50,034,000          3.30            380,000          3.30                 -
Exercised                                      -                       (5,234,400)         3.30                 -
Lapsed                                (2,711,000)         4.78         (3,445,000)         5.68       (29,752,100)         3.67
                                 ----------------                 ----------------                ----------------
Outstanding at December 31            66,843,000          5.34         58,543,600          5.49        28,791,500          7.36
                                 ================                 ================                ================
Exercisable at December 31             3,792,000         10.49         18,520,500          4.68        10,170,300          5.60
                                 ================                 ================                ================

           Information in respect of the Company's share options outstanding at December 31, 2003 is as follows:



Options standing at December 31,                     2001            2002           2003
                                                     ----            ----           ----

Number of options                              66,843,000      58,543,600     28,791,500
Range of exercise prices per share            HK$3.30 to      HK$3.30 to     HK$3.30 to
                                                HK$10.49        HK$10.49       HK$10.49
Weighted average exercise price                  HK$5.34         HK$5.49        HK$7.36
Weighted average remaining contractual life   4.15 years      4.05 years     3.76 years

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

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(g)        Share option scheme (continued)

           Had the Company determined compensation cost based on the fair value model at the grant date for its stock options under SFAS 123, "Accounting for Stock-Based Compensation", the Company's pro forma net profit/(loss) and basic and diluted earnings/(loss) per share and per ADS would have been as follows:

                                                                     2001                 2002                  2003
                                                                     ----                 ----                  ----
                                                                  HK$'000              HK$'000               HK$'000
                                                              (in thousands, except per share and per ADS data)

 Net profit/(loss) as reported                                    (5,748)             100,320               127,826
 Add: Compensation cost recognized based
         on intrinsic value method                                16,283               11,976                 2,457
 Less: Compensation cost based on fair value                     (35,675)             (26,014)               (8,411)
                                                        ------------------   -------------------   -------------------
 Pro forma net profit/(loss)                                     (25,140)              86,282               121,872
                                                        ==================   ===================   ===================

 Basic earnings/(loss) per share
 - as reported                                                (0.3) cents           5.0 cents             6.3 cents
 - pro forma                                                  (1.2) cents           4.3 cents             6.0 cents
                                                        ==================   ===================   ===================
 Diluted earnings/(loss) per share
 - as reported                                                (0.3) cents           4.9 cents             6.3 cents
 - pro forma                                                  (1.2) cents           4.3 cents             6.0 cents
                                                        ==================   ===================   ===================
 Basic earnings/(loss) per ADS*
 - as reported                                                (5.7) cents          99.5 cents           126.6 cents
 - pro forma                                                 (25.0) cents          85.6 cents           120.7 cents
                                                        ==================   ===================   ===================
 Diluted earnings/(loss) per ADS*
 - as reported                                                (5.7) cents          99.0 cents           126.6 cents
 - pro forma                                                 (24.9) cents          85.1 cents           120.7 cents
                                                        ==================   ===================   ===================

* 1 ADS represents 20 ordinary shares

           The weighted-average fair value of the options granted during 2002 was HK$0.86 per share (2001: HK$1.20 per share) on the date of grant estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions:

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

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

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

           The bank deposits matured and the bank loans were repaid during 2003. Accordingly, US GAAP adjustments are not required at December 31, 2003.

(i)        Statement of cash flows

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

           Under HK GAAP, certain bank deposits and bank loans at December 31, 2002 were offset against each other and are not included above, as described in Note 33(h) of the consolidated financial statements. As at December 31, 2003, these bank deposits and bank loans have been settled.

           Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

                                                              2001               2002               2003
                                                              ----               ----               ----
                                                           HK$'000            HK$'000            HK$'000

Net cash inflow/(outflow) from:
   Operating activities                                    734,148            863,397            719,553
   Investing activities                                   (989,521)          (802,257)            49,543
   Financing activities                                    (73,157)        (1,266,854)          (746,877)
                                                    -----------------  -----------------  -----------------

Change in cash and cash equivalents                       (328,530)        (1,205,714)            22,219
Cash and cash equivalents at January 1                   1,540,940          1,212,410              6,696
                                                    -----------------  -----------------  -----------------
Cash and cash equivalents at December 31                 1,212,410              6,696             28,915
                                                    =================  =================  =================

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(j)        Valuation of derivative instruments

           Under US GAAP, an entity is required to recognize derivative instruments as assets or liabilities in the balance sheet at fair value. As at December 31, 2002, the Group placed deposits with principal amounts totaling US$60 million with international financial intermediaries, which matured in 2003. The deposits carried interest at rates higher than United States dollar bank deposits with comparable maturity and they were credit linked to bonds issued by corporates, including a fellow subsidiary.

           The Group expected to receive the principal amounts upon maturity of the deposits. However, upon occurrence of certain credit events as provided under the terms of the arrangements, including but not limited to: (i) bankruptcy of the relevant corporates, including our ultimate holding company;
(ii) the failure by the corporates, including our ultimate holding company, to make, when and where due, any payments in an aggregate amount of not less than US$1 million under one or more of their bonds or loans; the financial intermediaries will deliver to the Group the bonds issued by the relevant corporates, including a fellow subsidiary, and demand payment, which will be satisfied by foregoing the principal amounts of the deposits. The fair value of the bonds may be less than the carrying amounts of the deposits.

           Given that the eventual principal repayment of the deposits was linked to the credit events, there was an embedded derivative element within the deposit contracts. US GAAP requires that an embedded derivative be separated from its host contract, be recognized as assets or liabilities in the balance sheet and measured at fair value. As at December 31, 2002, the Group considered the fair value of the embedded derivative to be zero. The deposits matured during 2003 and the Group received the principal amounts in full upon maturity.

           Under HK GAAP, no accounting entry is made to this embedded derivative.

(k)        Recent accounting pronouncements

           In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the existing disclosure requirements for most guarantees to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that, with certain exceptions, all guarantees issued or modified after December 31, 2002 are required to be recognized as a liability at fair value at their inception. The types of guarantees issued by the Group are not subject to the initial recognition and measurement provisions of FIN 45. Additional disclosures have been made in
Note 28(f)(ii) above.

           In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2002, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material effect on the Group's financial position or results of operations.

           In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Group's financial position or results of operations.

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(k)        Recent accounting pronouncements (continued)

           In December 2003, the FASB issued Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities". The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities ("VIEs"). FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interests in variable interest entities created before December 31, 2003, the FIN 46R will be applied beginning on March 31, 2004. However, as the Group did not identify any entity in which it holds a variable interest and which would be considered to be a VIE once the Interpretation goes into effect, management believes the adoption of FIN 46R will not have a material effect on the Group's financial position or results of operations.

           In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". SAB No. 104 revises or rescinds portions of interpretative guidance on revenue recognition in SAB No. 101. SAB No. 104 became effective immediately upon release and requires registrants to either restate prior financial statements or report a change in accounting principle. The adoption of SAB No. 104 did not have a material impact on the Group's financial position or results of operations.

(l)        Classification of items in the statement of operations

           Under HK GAAP, profit or loss on disposal of long-lived assets is disclosed as a separate item after profit/(loss) from operations in the consolidated statement of operations as management considers that any such profit or loss is incidental to the core operations of the Group.

           Under US GAAP, profit or loss on disposal of long-lived assets is included in the determination of profit from operations in the consolidated statement of operations.

           Set out below is a reconciliation of profit from operations determined under HK GAAP, between the HK GAAP and the US GAAP classifications:


                                                                                Year ended December 31,
                                                            ----------------------------------------------------------------
                                                                         2001                  2002                  2003
                                                                         ----                  ----                  ----
                                                                      HK$'000               HK$'000               HK$'000
Profit from operations determined under HK GAAP
As reported, under HK GAAP classification                             179,829               226,435               250,610

Add: Net gain/(loss) on disposal of long-lived assets                   1,027                  (198)               (7,593)
                                                            --------------------  --------------------  --------------------

Under US GAAP classification                                          180,856               226,237               243,017
                                                            ====================  ====================  ====================

                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(m)        Summary of significant differences between HK GAAP and US GAAP

           The effect on net profit/(loss) of significant differences between HK GAAP and US GAAP is as follows:

                                                                                   Year ended December 31,
                                                               ----------------------------------------------------------------
                                                        Note                2001                  2002                  2003
                                                                            ----                  ----                  ----
                                                                         HK$'000               HK$'000               HK$'000
                                                                    (in thousands except for per share and per ADS data)

Net profit under HK GAAP                                                 167,492               117,259               220,458

Adjustments:
   Deferred pre-maturity and franchise costs             (a)             (90,410)              (90,410)              (90,229)
   Amortization of goodwill                              (b)             (16,826)                    -                     -
   Depreciation on reversal of impairment write-down     (c)              (2,787)                 (478)                 (478)
   Provision for deferred tax liabilities                (d)             (20,100)               (4,800)                    -
   Recognition of deferred tax assets                    (d)                   -               107,200                     -
   Installation costs                                    (e)             (11,072)              (11,049)               (7,584)
   Installation fees                                     (e)              (1,262)              (29,973)               (1,310)
   Subscription fees                                     (e)                   -                10,047                 9,426
   Valuation of cost method investments                  (f)             (14,500)               14,500                     -
   Share option scheme                                   (g)             (16,283)              (11,976)               (2,457)
                                                               --------------------  --------------------  --------------------

Net profit/(loss) under US GAAP                                           (5,748)              100,320               127,826
                                                               ====================  ====================  ====================
Earnings/(loss) per share under US GAAP
   - Basic                                                           (0.3) cents            5.0 cents             6.3 cents
                                                               ====================  ====================  ====================
   - Diluted                                                         (0.3) cents            4.9 cents             6.3 cents
                                                               ====================  ====================  ====================
Earnings/(loss) per ADS under US GAAP*
   - Basic                                                           (5.7) cents           99.5 cents           126.6 cents
                                                               ====================  ====================  ====================
   - Diluted                                                         (5.7) cents           99.0 cents           126.6 cents
                                                               ====================  ====================  ====================

* 1 ADS represents 20 ordinary shares
                        i-CABLE Communications Limited

                     For the year ended December 31, 2003


33.        Significant differences between HK GAAP and US GAAP (continued)

(m)        Summary of significant differences between HK GAAP and US GAAP
           (continued)

           The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:


                                                                                         At December 31,
                                                                             ----------------------------------------
                                                                  Note                    2002                  2003
                                                                                          ----                  ----
                                                                                       HK$'000               HK$'000

 Shareholders' equity under HK GAAP (2002: restated)                                 1,524,768             1,684,648

 Adjustments:
    Deferred pre-maturity and franchise costs                      (a)                 217,275               127,046
    Goodwill, net of amortization                                  (b)                  57,491                57,491
    Reversal of impairment write-down, net of depreciation         (c)                     716                   238
    Installation costs                                             (e)                 (24,423)              (32,007)
    Installation fees                                              (e)                 (32,040)              (33,350)
    Subscription fees                                              (e)                  10,047                19,473
    Bank loans                                                     (h)                (555,748)                    -
    Bank deposits                                                  (h)                 555,748                     -
                                                                             ------------------    ------------------
 Shareholders' equity under US GAAP                                                  1,753,834             1,823,539
                                                                             ==================    ==================

34.        Fair value of financial instruments

           Financial assets of the Group include cash and cash equivalents, accounts receivable, other receivables, and amounts due from related parties. Financial liabilities of the Group include amounts due to trade creditors, other payables and amounts due to related parties. It is not practicable to estimate the fair value of the amounts due from and due to related parties without incurring excessive cost. The fair value of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

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

                     For the year ended December 31, 2003


35.        Concentrations of risk (continued)

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

(d) Changes in television and fixed telecommunication regulations in Hong Kong

           The Group's business is subject to extensive governmental legislation and regulatory control. Changes in legislation and regulations could affect the Group's costs and revenues. The Group is required to maintain licenses for its subscription television business and its Broadband Internet business. Should the licenses be withdrawn or not renewed upon their expiration, or should the terms be varied, this may affect the Group's ability to continue operating its subscription television business and its Broadband Internet business, which in turn may affect the recoverability of assets and its ability to generate cash flows to meet its financial obligations.

           The granting of new pay television licenses by the Hong Kong SAR Government might lead to greater competition and the Group could face loss of customers, which in turn may affect the recoverability of assets and its ability to generate cash flows to meet its financial obligations.

(e)        Interest rate risk

           The interest rates and terms of repayment of the Group's borrowings are set out in Notes 19, 21 and 22.