Form 20-F/A
period 2003-12-31
I CABLE COMMUNICATIONS LTD
filed 2005-04-27
CIK 1097020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

TO ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File number: 333-11014

For the fiscal year ended December 31, 2003

i-CABLE COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

HONG KONG

(Jurisdiction of incorporation or organization)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of quotation system on which registered
American Depositary Shares, each representing 20 Ordinary Shares, par value HK$1.00 per share	Nasdaq - National Market System

Ordinary Shares, par value HK$1.00 per share	Nasdaq - National Market System*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares                    2,019,234,400

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

EXPLANATORY NOTE

This amendment No. 1 on Form 20-F/A hereby amends i-CABLE Communications Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2003, which was filed on June 30, 2004. This amendment No. 1 is being filed for the purpose of providing additional details regarding the quorum requirements applicable to any meetings of the holders of our ordinary shares. This amendment No. 1 is not intended to revise other information presented in our annual report on Form 20-F for the fiscal year ended December 31, 2003 as originally filed.

This Form 20-F/A consists of a cover page, this explanatory note, amended Item 10.B., the signature page and Exhibits 12.1 and 12.2.

This amendment No. 1 on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above. As a result, this amendment No. 1 to the annual report on Form 20-F continues to speak as of June 30, 2004.

ITEM 10. ADDITIONAL INFORMATION

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

Voting Rights

We are required to hold an annual general meeting of shareholders within 15 months from the date of our last annual general meeting. We may also hold other general meetings of shareholders, which are called extraordinary general meetings, from time to time. Our board of directors may convene an extraordinary general meeting at will or, under section 113 of the Companies Ordinance of Hong Kong, upon request of our shareholders and in default, an extraordinary general meeting may be convened by the requesting shareholders. Our annual general meeting and any general meeting of i-CABLE called for the passing of a special resolution requires at least 21 days’ notice, and any other meeting of i-CABLE requires at least 14 days’ notice. The notice must specify the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

NASDAQ MarketPlace Rule 4350(f) requires a minimum quorum of 33 1/3 percent of the outstanding shares of a company’s common voting stock for any meeting of the holders of a company’s common stock. At the time of our initial public offering in 1999, we received an exemption from compliance with the quorum requirement under NASDAQ MarketPlace Rule 4350(f). According to our articles of association, the quorum for a general meeting is two shareholders present in person or by proxy. We believe this is consistent with the practice of companies incorporated in Hong Kong.

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

In respect of any dividend that our board of directors or our shareholders in general meeting have resolved be paid or declared, our board of directors may further propose either:

•	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders are at the same time accorded the right to elect to receive such dividend, or part thereof, as the case may be, in cash in lieu of such allotment, or

•	that the shareholder entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit.

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

Registration and Transfers

Any shareholder may transfer all or any of his fully paid shares by an instrument of transfer in the usual common form or in any other form that the board of directors may approve, subject to such of the requirements of our memorandum and articles of association as may be applicable. Such requirements may include:

•	lodging the instrument of transfer with us accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; and

•	limiting the number of joint holders to whom the share is to be transferred to four, in the case of a transfer to joint holders.

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

Our shareholders may from time to time by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide all or part of our shares into shares of smaller amount than is fixed by our articles of association;

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorized share capital by the amount of the shares so cancelled; and

•	subject to any condition prescribed by law, reduce our issued share capital or any capital redemption reserve fund or any share premium account or other undistributable reserve in any manner.

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

Certain Powers of Our Directors

Our Articles of Association give our board of directors the power to borrow and raise funds, including issuing securities. Our board of directors may also mortgage or charge all or any part of the Company’s undertaking, property and assets and uncalled capital.

Our Articles of Association limit a director’s power to vote on transactions in which he or she is materially interested. Subject to exceptions described below, a director of the Company shall not vote on any contract, arrangement or proposal in which the director knows he/she or any of his or her associates is materially interested. For this purpose, material interest is presumed if a company, in which the director and his or her associates in aggregate own five percent or more of its shares or voting rights, is materially interested in the transaction. A director of the Company may, however, vote on the following matters:

•	any contract, arrangement or proposal to give security or indemnity to the director or his or her associates for money lent or obligations undertaken by such director or his or her associates at the request of or for the benefit of the Company or its subsidiaries;

•	any contract, arrangement or proposal to give security or indemnity to the director or his or her associates for debts of the Company or its subsidiaries for which such director or his or her associates assumed responsibility by giving security or indemnity;

•	any contract, arrangement or proposal concerning offering of securities by the Company (or any company which the Company may promote or be interested in purchasing) for which the director or his or her associates participate in the underwriting;

•	any contract, arrangement or proposal in which the director or his or her associates are interested only by virtue of their interest in the securities of the Company;

•	any contract, arrangement or proposal concerning any other company in which the director or his or her associates own less than five percent of such company’s shares or voting rights;

•	any contract, arrangement or proposal concerning employee benefits that do not provide privileges to directors of the Company or their associates, including employee share schemes and retirement, death or disability benefits schemes.

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

PART III

ITEM 19. EXHIBITS

(b) List of Exhibits

Exhibit 12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment No.1 on Form 20-F/A to its annual report on its behalf.

i-CABLE Communications Limited

By:	/s/ Samuel S. F. Wong
Name:	Samuel S. F. Wong
Title:	Chief Financial Officer

Date: April 27, 2005