Form 20-F
period 2004-12-31
I CABLE COMMUNICATIONS LTD
filed 2005-06-30
CIK 1097020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File number: 333-11014

For the fiscal year ended December 31, 2004

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

i

ii

CERTAIN DEFINED TERMS

References to “China” or “PRC” or “Mainland China” herein are references to the People’s Republic of China and references to “Hong Kong” are references to The Hong Kong Special Administrative Region of the PRC. References to “United States” or “U.S.” are to the United States of America. All references to the “Government” herein are references to the government of Hong Kong.

All references herein to “we,” “us,” “our,” “i-CABLE” and the “Company” are references to i-CABLE Communications Limited and, unless the context otherwise requires, all such references include our subsidiaries.

References in this annual report to “HK dollars” and “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong; and references to “U.S. dollars,” “$” and “US$” are to United States dollars, the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, our financial information has been presented in Hong Kong dollars in accordance with Hong Kong GAAP, and is presented on a consolidated basis.

Solely for the convenience of the reader, certain Hong Kong dollar amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, any amounts translated from Hong Kong dollars to U.S. dollars in this annual report have been translated at the rate of US$1.00 = HK$7.7723, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (“Hong Kong Dollar Noon Buying Rate”) at December 31, 2004. As of June 23, 2005, the Hong Kong Dollar Noon Buying Rate was US$1.00 = HK$7.7703. Based on an agreement between the Hong Kong Government and Hong Kong banknote issuing banks, the Hong Kong dollar to U.S. dollar exchange rate is stabilized at approximately US$1.00 = HK$7.80. No representation is made that the Hong Kong dollar or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all. See “Item 3 - Key Information - Exchange Rate Information” for further information regarding rates of exchange between Hong Kong dollars and U.S. dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 20-F, including those statements contained under the captions “Item 4 - Information on the Company” and “Item 5 - Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “would,” “could,” “plans,” “projects” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding i-CABLE (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with Nasdaq, The Stock Exchange of Hong Kong Limited (the “HKSE”) or other stock exchanges.

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

The following table contains selected historical consolidated financial data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and balance sheet data as of December 31, 2003 and 2004 have been derived from our historical consolidated financial statements audited by KPMG, and are included in this annual report. The statement of operations data for the year ended December 31, 2000 and 2001, and balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our historical consolidated financial statements audited by KPMG, but are not included in this annual report.

Our consolidated financial statements have been prepared in accordance with Hong Kong generally accepted accounting principles (“Hong Kong GAAP”). For a detailed discussion of the significant differences between Hong Kong GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they relate to i-CABLE, see note 30 to our consolidated financial statements included in this annual report.

When you read the selected historical consolidated financial data, it is important that you read along with it the historical consolidated financial statements and related notes, as well as “Item 5 - Operating and Financial Review and Prospects” also included in this annual report.

Solely for the convenience of the reader, the December 31, 2004 figures have been translated into U.S. dollars at the rate of exchange of US$1 = HK$7.7723, the Hong Kong Dollar Noon Buying Rate at December 31, 2004.

STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions except for per share and per ADS data)
Statement of Operations Data:
Hong Kong GAAP
Revenues	1,649	1,931	2,161	2,143	2,372	305
Operating expenses	(1,656)	(1,751)	(1,935)	(1,892)	(2,076)	(267)

Profit /(loss) from operations	(7)	180	226	251	296	38
Interest income	101	58	26	8	—	—
Finance costs	(72)	(72)	(62)	(16)	—	—
Non-operating income/(expense)	(2)	1	—	(10)	1	—
Impairment loss on investments	—	—	(73)	—	—	—
Provision for income tax	—	—	—	(13)	43	5

Net profit	20	167	117	220	340	44

Basic and diluted earnings per share	0.01	0.08	0.06	0.11	0.17	0.02
Basic and diluted earnings per ADS	0.20	1.66	1.16	2.18	3.36	0.43
Dividend per share (cents)	—	2.50	3.00	5.50	7.50	0.96

U.S. GAAP
Net profit/(loss)	(110)	(6)	100	128	248	32
Basic and diluted earnings/(loss) per share	(0.05)	(0.003)	0.05	0.063	0.123	0.016
Basic and diluted earnings/(loss) per ADS	(1.10)	(0.057)	0.99	1.27	2.46	0.32
Dividend per share (cents)	—	2.50	3.00	5.50	7.50	0.96

FINANCIAL DATA

	As of December 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents (1) (4)	1,541	1,212	7	29	115	15
Property, plant and equipment, net	2,072	2,257	2,302	2,170	2,051	264
Total assets (4)	4,208	4,358	3,224	2,681	2,758	355
Amount due to immediate holding company	36	1	1	—	—	—
Total liabilities (4)	2,905	2,902	1,699	996	875	113
Total shareholders’ equity	1,303	1,456	1,525	1,685	1,883	242

U.S. GAAP
Cash and cash equivalents	1,541	1,212	7	29	115	15
Total assets	5,312	5,246	4,031	2,834	2,819	363
Shareholders’ equity	1,694	1,705	1,754	1,824	1,931	248

Other Financial Data:
Hong Kong GAAP
Adjusted EBITDA (2)	442	615	730	789	828	107
Depreciation	449	435	504	539	532	68
Capital expenditures (3)	507	641	608	363	459	59
Cash flows from operating activities	680	734	863	720	777	100
Cash flows from investing activities	(736)	(1,063)	(884)	49	(549)	(71)
Cash flows from financing activities	(8)	—	(1,177)	(747)	(141)	(18)

U.S. GAAP
Cash flows from operating activities	680	734	863	720	777	100
Cash flows from investing activities	(669)	(990)	(802)	49	(549)	(71)
Cash flows from financing activities	(73)	(73)	(1,266)	(747)	(141)	(18)

(1)	Under Hong Kong GAAP, cash and cash equivalents in the balance sheet are defined as:
•	Cash—Cash at bank and on hand and deposits with any bank or other financial institution. Cash includes cash on hand and deposits denominated in foreign currencies.
•	Cash equivalents—Short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of our cash management.
(2)	We have defined adjusted EBITDA to mean earnings before interest income, finance costs, non-operating income/expenses, provision for income tax, depreciation of property, plant and equipment but after amortization of programming rights as computed under Hong Kong GAAP. Adjusted EBITDA is not a standard measure under either Hong Kong GAAP or U.S. GAAP. You should not consider our definition of adjusted EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong GAAP or U.S. GAAP. We believe net income provided by operating activities is the most directly comparable financial measure for adjusted EBITDA as an indicator of our operating performance. For our management’s explanation of how we define EBITDA and why we use it, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Non-GAAP Financial Measures.”
(3)	Capital expenditures relate to acquisitions of property, plant and equipment only.
(4)	Under Hong Kong GAAP, prior to 2003, certain bank deposits and bank loans were offset against each other and were not included above, as described in note 30(h) of our consolidated financial statements. Such bank deposits and bank loans matured or were repaid during 2003.

SELECTED OPERATING DATA

In the following table, we provide you with our selected operating data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Operating Data (end of period, except average):
Homes passed (1)	1,790,000	1,903,000	1,959,000	2,010,000	2,070,000
Fiber homes passed (2)	1,302,000	1,769,000	1,892,000	1,942,000	1,990,000
Total pay-TV subscribers (3)	522,000	561,000	606,000	656,000	702,000
Pay-TV subscriber penetration	29%	29%	31%	33%	34%
Average monthly revenue per pay-TV subscriber (4)	HK$250	HK$232	HK$233	HK$220	HK$225
Broadband-ready homes passed (5)	912,000	1,634,000	1,844,000	1,900,000	1,963,000
Broadband subscribers (6)	53,000	160,000	226,000	258,000	291,000
Broadband subscriber penetration	6%	10%	12%	14%	15%
Average monthly revenues per broadband subscriber (7)	HK$227	HK$224	HK$180	HK$129	HK$140

(1)	One residential household ready for pay-TV connection represents one home passed. For hotels and service apartments, each serviceable unit counts as one home passed. For commercial and institutional accounts, each account counts as one home passed.
(2)	Fiber homes passed represents the number of homes passed that are connected to the fiber coaxial cable network.
(3)	One pay-TV billing account represents one pay-TV subscriber, except for hotels, service apartments and communal service accounts, for which one serviceable unit represents one subscriber. In the case of commercial and institutional customers, such as hospitals and schools, one account represents one subscriber, regardless of the number of television outlets.
(4)	Average monthly revenues per pay-TV subscriber (“pay-TV ARPU”) equals the monthly average pay-TV revenues for the year divided by the average number of pay-TV subscribers for the year. The average number of pay-TV subscribers is calculated using the number of pay-TV subscribers at the beginning of the year and the number of pay-TV subscribers at the end of each month. Pay-TV revenues include monthly pay-TV subscription fees, set-top box rental/sales income and other related income.
(5)	Broadband-ready homes passed represent the number of residential homes passed that are able to subscribe to our broadband service. For hotels, service apartments and commercial and institutional accounts, one signal point counts as one home passed.
(6)	One broadband service billing account represents one broadband subscriber, except for hotels and service apartments, for which one personal computer port represents one subscriber. In the case of a commercial customer, one billing account represents one subscriber, regardless of the number of personal computer ports.
(7)	Average monthly revenue per broadband subscriber (“broadband ARPU”) equals the monthly average broadband revenue for the year divided by the average number of broadband subscribers for the year. The average number of broadband subscribers is calculated using the number of broadband subscribers at the beginning of the year and the number of broadband subscribers at the end of each month. Broadband revenues include monthly broadband subscription fees, cable modem rental/sales income and other related income.

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

Under the 1984 Joint Declaration between The People’s Republic of China, or PRC, and the United Kingdom, the Hong Kong dollar would continue to circulate and remain freely convertible after July 1, 1997, when Hong Kong became a Special Administrative Region of the PRC. However, no assurance can be given that the Hong Kong Government, or any successor SAR government will maintain the link of HK$7.80 per US$1.00.

The following table sets forth the Hong Kong Dollar Noon Buying Rate as at and for the periods indicated.

	Noon buying rate
Period	End	Average (1)	High	Low
	(HK$ per US$1.00)
2000	7.7999	7.7924	7.8008	7.7765
2001	7.7980	7.7996	7.8004	7.7970
2002	7.7988	7.7996	7.8095	7.7970
2003	7.7640	7.7864	7.8001	7.7085
2004	7.7723	7.7899	7.8010	7.7632
December 2004	7.7723	7.7760	7.7821	7.7698
January 2005	7.7993	7.7948	7.7994	7.7775
February 2005	7.7992	7.7994	7.7999	7.7984
March 2005	7.7990	7.7994	7.7998	7.7987
April 2005	7.7946	7.7984	7.7995	7.7946
May 2005	7.7788	7.7914	7.7995	7.7767
June 2005 (through June 23, 2005)	7.7703	7.7768	7.7842	7.7692

(1)	Determined by averaging the Hong Kong Dollar Noon Buying Rates on the last business day of each month during the relevant annual period and averaging the Hong Kong Dollar Noon Buying Rates for each business day during the relevant monthly period.

As of June 23, 2005, the Hong Kong Dollar Noon Buying rate was US$1.00 = HK$7.7703.

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

Although we have declared and paid dividends in respect of the years ended December 31, 2001, 2002, 2003 and 2004, there can be no assurance that we will declare and pay dividends in the future or that we will maintain our current dividend policy. Any significant change in our ability to pay a dividend or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

We reported net losses in previous years and we may incur net losses in the future.

Although we have recorded net profits for each year since 2000, we reported net losses from the beginning of our pay-TV operation in 1993 until 1999. As of December 31, 2004, our consolidated accumulated losses were HK$4,978 million (US$640 million). Our ability to maintain profitability will depend on the growth of our existing business and the success of our new products and services, as well as general market conditions. If we do not remain profitable or our accumulated losses are not offset by future profits, our financing needs may increase, we may not be able to pay dividends in the future and the market price of our ordinary shares and/or ADSs may be adversely affected.

We may need to incur substantial capital expenditures to keep pace with technological developments or our customers’ demand for new products and services. This may adversely affect our financial condition.

The markets for pay-TV, Internet access services and related services are characterized by rapidly changing technology, industry standards, subscriber needs and new products and services. The emerging nature of these products and services and their rapid evolution will require us to continually improve the performance, features and reliability of our network, Internet content and consumer services, especially in response to our competitors’ offerings.

We may not be successful in responding quickly, cost effectively or sufficiently to these developments. In addition, services or technologies developed by competitors may render our services or technologies undesirable or obsolete. Some of our competitors offer broadband Internet access service with bandwidth advantage over our broadband Internet access service in the residential market. Furthermore, changing our services in response to market demand may require the adoption of new technologies that could render many of our assets less competitive or obsolete. Even if we respond successfully to technological advances and emerging industry standards, the integration of new technology may require substantial capital expenditures. This may adversely affect our financial condition. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner. In addition, our new products and services may contain design flaws or other defects that could have a material adverse effect on our business and operating results. We do not intend to conduct our own research and development of new technologies.

Illegal viewing activities may affect our pay-TV subscriber growth and subscription revenue.

Our pay-TV business is dependent upon subscription revenue. We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Although we have substantially migrated our transmissions from analog to digital platforms in order to better control and limit illegal viewing activities, manufacturers or vendors of unauthorized pay-TV decoders still attempt to overcome our digital encryption methods. Illegal activities have continued and we are aware that pirated digital set-top-boxes are available in the market. We have been deploying countermeasures to combat such activities. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue.

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

Digital broadcasting allows the compression of pay-TV signals, which increases our effective channel capacity. We intend to utilize this additional capacity by increasing the number of pay-TV channels offered on our digital platform. We now offer a total of 93 channels with 48 channels in our basic package. During 2004, a total of 15 new channels were added to our digital platform. The channels were either included in the basic service or marketed as tier packages to derive additional revenues from existing as well as new subscribers. We may not be able to limit the total costs of production or the acquisition of content for these new channels. If such programming costs are significant and we are unable to pass on these costs to our pay-TV subscribers, our profitability may be adversely affected.

Demand for our broadband Internet access service may not continue to grow.

The success of our broadband Internet access service (also known as “broadband” service) will require continued growth in the use of the Internet and the demand for broadband services in Hong Kong. Although our broadband Internet subscriber base has been growing since the launch of the service in March 2000, this growth trend may not continue. Critical issues concerning the increased use of the Internet, including security, reliability, cost, ease of access and quality of service are likely to affect future demand for our broadband service. The competitive pressures to provide low-cost broadband access may impact our ability to charge subscription fees at favorable rates. The demand for our broadband access service may decline or it may not command the fees necessary to permit us to maintain or increase the profitability of our broadband business.

The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.

Other operators began rolling out bundled (voice, data and television) service in earnest in 2004, causing the markets for pay-television, Internet access and related services in Hong Kong to grow more competitive. Both PCCW and Hong Kong Broadband Network began to roll out bundled packages with aggressive marketing and pricing strategies. In response, we rolled out a bundled pay-TV and broadband package in May 2004. We subsequently rolled out pay-TV and broadband packages that are bundled with local VoIP service provided by one of our affiliates. The VoIP service enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. Our competitors may in the future become even more aggressive in pricing their services. This may lead us to further reduce our prices for similar services, causing our revenue to decline. This high level of competition may also result in a loss of our subscribers and may significantly increase our programming costs, resulting in a decrease in our cash flow and operating margin. We face strong competition in the television services market from Hong Kong’s free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB. In addition, two pay-TV services were launched during the third quarter of 2003. They are operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy Satellite Broadcasting Limited, or Galaxy, launched its pay-TV service under the brand name exTV, which was renamed SuperSUN TV in May 2005. Galaxy is owned by TVB, the dominant free-to-air television operator in Hong Kong. These new pay-TV service providers may cause us to lose market share and encounter pricing pressure in the future.

The opening up of our network to other service providers may negatively affect our revenues and profitability.

Under our fixed telecommunication network services license, we are required to open up our network to other telecommunications and television service providers through interconnection arrangements. The opening up of our network may lead to increased competition which may negatively affect our subscriber base, revenues and operating profit. Although we expect to derive revenues from the service providers to whom we open up our network, we may not be able to charge these service providers fees high enough to compensate for the loss in revenues and operating profit due to increased competition. If this is the case, the revenues from, and operating profit of, our broadcasting and broadband business may be negatively affected.

Pay-TV competition may increase due to the Hong Kong Government’s deregulation of the television broadcasting and telecommunications sectors. Any increase in competition may cause us to lose subscribers and encounter pricing pressure.

We were initially able to operate our pay-TV business as the sole pay-TV provider in Hong Kong. In March 1998, a subsidiary of Cable & Wireless HKT (now known as PCCW Limited) launched a video-on-demand service which offered instantaneous viewing of movies and other programs. To further liberalize the pay-TV market, the Hong Kong Government awarded five new pay-TV licenses in late 2000. Four operators have since opted out from the Hong Kong market and returned their licenses to the Government. However, three operators have begun offering pay-TV services which may cause us to lose subscribers and encounter pricing pressure.

We may encounter pricing pressure and experience an adverse impact on our subscriber base for broadband Internet access service as a result of competition from alternative Internet access platforms.

The Hong Kong Government is creating a regulatory regime that will accelerate the introduction of new broadband and wireless platforms in Hong Kong. The development of these alternative Internet access platforms, such as third-generation mobile phone services, satellite interactive services, and local wireless fixed network services may intensify competition. As a result, we may encounter pricing pressure and experience an adverse impact on our subscriber base for our broadband Internet access service.

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

Any small percentage change in our operating expenses may significantly reduce our consolidated earnings.

In 2004, our total operating expenses accounted for as much as 88% of our total operating revenues. A high proportion of our operating expenses are fixed and do not vary in proportion to the number of our subscribers. Any small percentage change in our operating expenses may significantly reduce our consolidated earnings.

Our network system may fail or shut down, which may adversely affect the quality of our pay-TV or Internet services.

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

In addition, our network is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our subscribers or other Internet users. Computer viruses, break-ins or other problems could lead to the following problems:

•	interruption, delay or cessation in service to our subscribers;

•	compromised security of confidential information stored in the computer systems of our subscribers; and

•	costly litigation.

The success of our pay-TV and broadband Internet access service depends on our ability to maintain high-quality transmission with minimal service disruptions or interference. This will be critical to our ability to attract and retain subscribers.

We have launched a satellite channel targeted primarily at Mainland China. This channel is expected to incur losses in its initial years of operation and it may not become profitable.

We have launched a satellite channel targeted primarily at Mainland China. The channel is available in hotels that are rated at or above three stars, foreign compounds, and other select areas in Mainland China. The relevant television market in Mainland China is highly competitive. The channel has incurred losses since its launch and is expected to incur losses in its initial years of operation. In addition, any adverse development in the economic, political or legal environment in Mainland China could have a negative effect on the operations and financial condition of this channel.

We established a wholly-owned subsidiary to embark on film production. This new subsidiary may cause volatility in our consolidated earnings and may not become profitable.

In 2005, we established a wholly-owned subsidiary, Sundream Motion Pictures Limited (“Sundream”), to engage in film production. Through Sundream, we plan to produce up to 20 full-length Chinese feature films in the next two years. Some of these films will be released to overseas and Mainland China markets in addition to local release. We are new to the film production industry and we will have to seek qualified personnel from external sources to be successful. We may not be able to attract personnel with appropriate expertise or experience in the film industry.

The protection of intellectual property is essential for any film production business. Any infringement of our intellectual property may significantly reduce our revenue from the films we produce. The existing or future regulatory environment and law enforcement mechanism in the markets where our films are released may not offer adequate levels of protection from intellectual property infringement or we may not be effective in enforcing our intellectual property rights in any of these markets.

The financial performance of Sundream may vary significantly across different financial periods as our production may fluctuate in terms of quantity as well as quality. There is no assurance that this subsidiary will become profitable and may cause volatility in our consolidated earnings.

We are in the process of instituting changes to our internal controls and management systems in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Our failure to timely and successfully institute these changes and to maintain the adequacy of our internal controls could subject us to regulatory actions and may adversely affect our stock price and our ability to raise additional capital.

We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Beginning with the fiscal year ended December 31, 2006, Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the U.S. Securities and Exchange Commission. That management assessment is required to include a certification of our internal controls by our chairman and director of finance.

In addition, our independent registered public accounting firm will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our independent registered public accounting firm will be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ADSs and ordinary shares and our ability to raise additional capital.

The Hong Kong Inland Revenue Department may not accept our compromise settlement for an ongoing discussion regarding a finance lease arrangement.

We are currently in discussion with the Hong Kong Inland Revenue Department (“IRD”) regarding the deductibility of certain interest payments claimed in the previous years’ tax computations of the lessors in a finance lease arrangement. We have made a cash settlement offer to the IRD based on partial disallowance of the said interest expenses in the lessors, on top of the disallowance of certain interest expenses previously deducted by the lessees, therefore reducing their unused tax losses brought forward by the equivalent amount. The outcome of the discussion is uncertain. The IRD may decide that our settlement proposal will not sufficiently counteract the tax benefits that we have gained and seek to enforce various protective assessments already issued and they may also levy additional penalty and interest, in which case, we may be liable to pay additional taxes.

There may be political risks associated with doing business in Hong Kong

A significant part of our facilities and operations are currently located in Hong Kong. Hong Kong is a Special Administrative Region of the People’s Republic of China, with its own executive, judicial and legislative branches. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems”; however, we can give no assurance that Hong Kong will continue to enjoy the same level of autonomy from China. Any intervention by the government of China in the affairs of Hong Kong, in breach of the “one country, two systems” principle, may adversely affect our revenues and our share prices.

The state of Hong Kong’s economy may affect our profitability.

As we are principally engaged in the provision of pay-TV and broadband services in Hong Kong, our financial position and the results of our operations will be affected by the conditions of the pay-TV and Internet access markets in Hong Kong, which may in turn be influenced by the general state of the Hong Kong economy, changes in the Hong Kong regulatory environment, and changes in demand and usage habits of Hong Kong consumers. We have limited control over any of these factors. The Hong Kong economy has experienced considerable volatility during the late 1990s and from 2000 to 2003, and there can be no assurance that it will not continue to do so in the future. This could adversely affect our business operations.

We may be liable for information disseminated over our Internet services network, which could increase our costs or cause us to discontinue certain services or content offerings.

We may be required to spend substantial resources or discontinue certain services or content offerings as a result of liability under Hong Kong law for dissemination of information, which could have a material adverse effect on our business, operating results and financial condition. Hong Kong law relating to liability of Internet service providers for information carried on or disseminated through their networks is new and untested. The imposition of potential liability upon Internet service providers, such as liability for defamatory speech or copyright infringement, for materials carried on or disseminated over a network may cause us to adopt measures that may reduce our exposure to such liability. We do not carry errors and omissions insurance which, under certain circumstances, could mitigate any damages incurred by us.

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

We are a Hong Kong company and most of our assets are located outside the United States. Substantially all of our current operations are conducted in Hong Kong. In addition, most of our directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether Hong Kong courts would be competent to hear original actions brought in Hong Kong against us or such persons predicated upon the securities laws of the United States or any state.

Forward-looking statements reflect current expectations and may not be correct.

This document contains various forward-looking statements, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements are forward-looking and reflect our current expectations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Such statements are subject to a number of risks and uncertainties, including changes in the economic and political environments in Hong Kong. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the reference to these risks.

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

Our agent for service of process in the United States is CT Corporation System, which is currently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

B. Business Overview

We believe that we are the leading pay-TV programming operator and service provider in Hong Kong and that we are also Hong Kong’s second largest residential broadband Internet access service provider.

We launched our pay-TV service in October 1993. As of December 31, 2004, we had 702,000 pay-TV subscribers, representing a 7% increase over the previous year.

We launched our broadband service in March 2000. As of December 31, 2004, we had 291,000 broadband subscribers, representing a 13% increase over the previous year. As of December 31, 2004, our in-building coaxial network passed over 2,070,000 homes. Within this total, 1,990,000 homes were connected to our fiber optic cable network, out of which 1,963,000 households were “broadband-ready” (i.e., these households were able to subscribe to our broadband service).

In October 2004, i-CABLE Network Limited (“iNL”), a wholly-owned subsidiary, entered into an agreement with Wharf T&T Limited (“Wharf T&T”), an affiliate of ours that is wholly-owned by The Wharf (Holdings) Limited (“Wharf”), in respect of our provision of Internet Protocol Network point-of-presence (“IP Point”) service to Wharf T&T for three years. Under the agreement, we charge Wharf T&T a service fee that is determined based on the number of IP Points we provide to Wharf T&T. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our hybrid fiber coaxial (“HFC”) cable network for core and last-mile signal transmission. The local VoIP service enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. As of December 31, 2004, we provided 29,235 IP Points to Wharf T&T.

Business Strategy

Our goal is to become Hong Kong’s leading provider of integrated multimedia communications services, encompassing video, data and voice services. We have also started to expand into other markets outside of Hong Kong, particularly in Mainland China. Our strategy is to:

•	Expand our pay-TV subscriber base through programming differentiation

We will continue to provide locally-targeted, innovative television programming to maintain our market leadership in news, sports and movies. Our investment in Chinese-language programming has been instrumental to our success to date since most of Hong Kong’s population speaks Cantonese as their primary language. To complement our local programming, we will continue to broadcast sport events, movies and major international channels such as CNN International, HBO Asia and Discovery. As of December 31, 2004, we carried 89 program channels on our digital platform. Some of the channels are included in our basic package while others are marketed as tier packages to derive additional revenues from existing or new subscribers. We will continue to invest in programming content to maintain service differentiation, and we evaluate new genres and programs so that we can offer more programming packages to existing and new subscribers. We also plan to continue to increase the number of our subscribers by marketing through direct sales, promotions and advertising. We believe there is an opportunity to further increase our number of subscribers in a market such as Hong Kong as the market for pay-TV services continues to develop.

•	Pursue penetration of our broadband Internet access service

In March 2000, we launched our broadband Internet access service based on cable modem technology. During 2004, our broadband subscribers grew by 13% to 291,000 and we maintained our position as the second largest residential broadband access service provider in Hong Kong. In May 2004, we introduced bundled pay-TV and broadband packages. This helped us compete in the residential broadband market. In October 2004, we entered into an agreement with Wharf T&T in respect of our provision of IP Point service to Wharf T&T for three years. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. In late 2004, we introduced broadband packages that are bundled with the local VoIP service provided by Wharf T&T.

•	Expand the distribution of our content to new markets and platforms beyond pay-TV and broadband Internet platforms

Since late 2003, we have been supplying content to the mobile phone industry. In 2004, we reached an agreement with Cathay Pacific Airways to be the sole supplier of local news on its planes. In 2005, we concluded another agreement with Kowloon-Canton Railway Corporation to be the sole content supplier and exclusive sales agent for the public display system on its trains.

Products and Services

Pay-TV Services

We offer the following pay-TV services:

Basic Package. As of December 31, 2004, our basic package included access to 47 channels for our digital subscribers. We also offer various other packages, typically consisting of a limited number of channels offered in our basic or premium package at a lower subscription fee to enhance our pay-TV penetration.

Pay-Per-View and Premium Services. We currently offer four pay-per-view channels and were the first pay-per-view provider in Asia. Pay-per-view channels offer viewing of adult entertainment and live sports events at additional fees. As of December 31, 2004, our premium channels included HBO Asia, Cinemax, NBA TV, Animax and Channel A. HBO Asia and Cinemax offer Hollywood movies and other programs. Channel A features some of the more popular programs we offer from among all our local channels. In 2004, we also launched a two-channel premium package catering to the Pakistani community in Hong Kong.

As of December 31, 2004, we also provided access and maintenance services to approximately 231,000 satellite television system households in Hong Kong. Satellite television systems allow customers to view free-to-air channels distributed via satellite.

Internet and Multimedia Services

Broadband Internet Access. We introduced our broadband Internet access service utilizing cable modem technology under the i-CABLE brand name in March 2000. As of December 31, 2004, we were Hong Kong’s second largest residential broadband service provider. A cable modem is a peripheral device attached to a personal computer that allows the user to send and receive data over a cable television system. The technology allows for a permanent connection to the Internet and eliminates the typical connection delays associated with accessing the Internet using dial-up procedures. We charge our broadband Internet access subscribers flat fees with no usage charges. We typically market our broadband Internet access service at discounts to our standard monthly subscription fee for new subscribers.

Programming

Pay-TV Services

Our strategy has been to achieve pay-TV subscriber penetration through local content production and packaging, consisting primarily of news, movies and live and exclusive sports programming. As there are limited Cantonese language programming alternatives, we produce our own programming and repackage licensed programming to suit local preferences. We are one of the largest producers of television programming in Hong Kong. We currently originate and repackage 19 channels in our basic package.

News, movies and sports have been our most important programming genres and we will continue to invest in such programming.

News. We produce four 24-hour Cantonese news channels. News 1 focuses on financial news during trading hours and offers public affairs and documentary programs in the evenings. News 2 broadcasts non-stop news with half-hourly updates. Top News broadcasts non-stop news with updates every eight to ten minutes. We believe subscribers are attracted to the convenience and quality of our 24-hour news programming. A Live News Channel was launched in 2005 to carry important press conferences, Hong Kong legislative council meetings and breaking news live. We have also acquired broadcasting rights to international news channels such as CNN International, BBC World, Bloomberg Television and CNBC Asia.

Movies. Through our own three basic movie channels and three premium channels, we offer popular Hollywood titles, local blockbusters and special packages catering to our subscribers.

Sports. Exclusive and live coverage of sports events has played an important role in attracting new subscribers. Soccer is more popular than any other sports in Hong Kong. In 2004, we acquired the exclusive rights to broadcast the English Premier League football in Hong Kong for the three-year period ending May 2007. We have since launched a dedicated channel to carry the tournament as well as a soccer betting channel. In addition, we exclusively carry the Spanish Primera Liga, the Italian Serie A and the German Bundesliga to cater to the different programming interests of soccer fans. We have also secured the exclusive rights to broadcast the 2006 FIFA World Cup. We also carry other major international sports events, such as major tennis tournaments including the French Open and U.S. Open, volleyball, table tennis and swimming events. Additionally, our Channel 18 provides comprehensive live coverage of all horse races of the Hong Kong Jockey Club.

Our Channels

We offer a variety of channels with our own originated or packaged channels, primarily in Cantonese, as well as licensed satellite channels. As of December 31, 2004, we offered 89 channels on our network, consisting of 47 basic channels, 38 premium channels, including the channels that are included in our premium packages, and four pay-per-view channels.

News, sports and movies remained the mainstay of our programming platform. We also carry a number of acclaimed documentary channels such as Discovery and the National Geographic channels. Our entertainment platform consists of a mix of international, regional and self-produced channels. In the summer of 2003, we launched a 24-hour Entertainment News Channel, the first of its kind in Hong Kong, which provides round-the-clock reporting and news magazine programs featuring the world of show business as well as lifestyle and trends in Hong Kong, the region and the world. We also carry eight premium packages, for a total of 32 channels, catering to ethnic minority groups, sports fans and viewers with particular interests.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	For the year ended December 31,
	2002		2003		2004
	HK$ in million	%	HK$ in million	%	HK$ in million	%
Pay television	1,711	79	1,734	81	1,888	80
Internet and multimedia	450	21	409	19	481	20
Corporate	—	—	—	—	6	—
Inter-segment elimination	—	—	—	—	(3)	—

Total operating revenues	2,161	100	2,143	100	2,372	100

Our business activities are conducted primarily in Hong Kong. For the years ended 2002, 2003 and 2004, less than 10% of our revenues were derived from activities conducted outside Hong Kong.

Sales and Marketing

Pay-TV Services

We use a variety of marketing methods to attract and retain subscribers. Direct sales marketing is our most effective sales method, particularly due to Hong Kong’s high population density. Our marketing strategy is to:

•	achieve high brand awareness;

•	feature live and exclusive sports, popular movies and convenient quality news programming;

•	develop and retain a team of well-trained direct sales representatives;

•	integrate our direct sales, advertising, inbound and outbound-telemarketing and other sales channels to optimize subscriber acquisition opportunities;

•	offer short-term promotions and incentives for subscribers to sign up quickly for longer-term commitments;

•	promote customer loyalty by offering subscriber benefit programs;

•	promote customer loyalty through the sale of set-top-boxes to subscribers; and

•	expand into niche markets by offering different programming packages which target subscribers with different price sensitivities.

Internet Access Services

The marketing strategy for our broadband Internet access service is to:

•	achieve high brand awareness;

•	develop and retain a team of well-trained direct sales representatives;

•	integrate our direct sales, advertising, inbound, and outbound-telemarketing and other sales channels to optimize subscriber acquisition opportunities;

•	offer short-term promotions and incentives for subscribers to sign up quickly for longer-term commitments;

•	offer packages bundled with our pay-TV service and the local VoIP service provided by Wharf T&T to attract new subscribers and promote customer loyalty; and

•	promote customer loyalty by offering subscriber benefit programs.

By leveraging on our brand name, marketing and sales experience, and customer fulfillment capabilities, we believe we have established ourselves as Hong Kong’s second largest residential broadband Internet access service provider at the end of 2004.

Network Architecture

Overview

Cable television consists of a broadband network transmitting multiple channels of videos, images, sound and data between a central facility and a subscriber’s television over fiber optic and coaxial cable.

Our cable television system consists of three major parts: a head-end, a distribution network, and a home terminal. At the head-end, signals from live studios, video cassette playback machines and servers, and satellites are received, processed, amplified and then sent through a distribution network, which consists of trunk lines, feeder cables and drop cables. Drop cables carry signals into a subscriber’s premises and, ultimately, to television receivers in the home terminal.

The significant advantages of fiber optic technology have led to the increased use of the fiber optic cable as part of the distribution network’s trunk lines, or backbone. The portion of our network employing fiber optic trunk lines generally requires less maintenance, resulting in lower operating costs. The increased capacity and reliability of fiber optic cable can be utilized to expand the number and quality of services delivered to the subscribers’ premises.

Our Distribution Network

Our distribution network can be divided into two sections: trunk transmission and in-building coaxial networks. We have substantially completed transition of the trunk transmission sections from a microwave system to fiber optic cable to connect to the in-building coaxial networks to form a HFC cable network. The concentration of high-rise buildings in Hong Kong has been a significant factor in shaping communications networks in the region. The resulting concept of these buildings as “vertical streets” highlights the importance of access to in-building coaxial networks and bandwidth allocation within such in-building coaxial networks.

Most of our subscribers live in high-rise apartment buildings which have been wired with in-building coaxial networks. We have been allocated 35 frequency channels by the Telecommunications Authority for television services and two additional frequency channels for broadband services. The total number of frequency channels for television services allocated to us will be reduced to 20 following completion of our digital migration. However, with compression technology, the 20 frequency channels will enable us to carry over 100 program channels. In addition, we have been granted an additional frequency channel for broadband service to better serve our expanding customer base.

We built our existing backbone network first by using a microwave system. The microwave system carries scrambled television signals which travel through fiber optic cables from the cable television headend to transmission sites on hilltops. From the transmission sites, signals are broadcast to the signal-processing center located on the rooftops of our anchor buildings. Each signal-processing center converts the microwave signals into radio frequency signals. These signals are then distributed by coaxial cable to households in the same building or adjoining buildings. The coaxial network transmits signals through amplifiers to a multi-port two-way tap which connects to the subscriber’s drop. The subscriber’s drop connects to a set-top box which descrambles the television signals in the subscriber’s home.

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

We returned the 12 GHz and 2 GHz microwave frequencies previously allocated to us to the Hong Kong Government during 2001. The Telecommunications Authority has allowed us to use alternative frequencies at 18 GHz to broadcast our pay-TV services to certain homes in remote locations. In December 2001, we began to migrate our television service to digital broadcasting to combat illegal viewing and to expand our channel capacity. The migration was substantially completed in the middle of 2004, a year ahead of our undertaking to the Government.

To expand our service to remote areas and outlying islands not previously covered by our fiber or microwave networks, we launched a 20-channel satellite service in the third quarter of 2004, comprising our flagship channels in news, sports and entertainment.

Broadband Internet Access System

We use our HFC cable network to provide broadband Internet access service. In order to provide such services, we need to install cable modem head-ends to route the Internet data traffic through our digital transport network.

Internet access is the first non pay-TV application deployed over our HFC cable network. In October 2004, we entered into an agreement with Wharf T&T in respect of our provision of IP Point service to Wharf T&T for three years. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. In the future, we may introduce other applications over the cable modem infrastructure with incremental investment.

Customer Service and Technical Support

We believe providing a high level of customer service and technical support to our subscribers is integral to our customers’ satisfaction. In order to achieve this, we operate a 24-hour customer service hotline. We continually seek to staff our customer service department with qualified personnel to provide solutions to potential customer questions or related matters. We also continue to invest in equipment and technology to enhance operational efficiency. Most of our customer service representatives have in-depth knowledge of our pay-TV and Internet and Multimedia services.

Subscribers can pay through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account or credit card account, by telephone, at payment points such as local banks or automated teller machines, or by mail.

We provide our subscribers with complete technical support, including installation, maintenance and service calls and disconnection of our services. We monitor key statistics, such as average time for completion of installation, in order to identify any potential areas for improvement.

Research and Development

We do not conduct any research and development activities for new technologies.

Intellectual Property

We have registered certain trademarks, including our brand name, logo, and certain advertising features, as well as trademarks in connection with our pay-TV services with the Hong Kong Trade Marks Registry, the independent authority responsible for registration of trademarks in Hong Kong. In addition, we have registered some of our trademarks in the PRC, Taiwan and Macau.

Insurance

We have insurance with reputable insurance providers to cover risks incurred in the ordinary course of business, including general liability, property coverage and workers’ compensation insurance in amounts typical of similar operators in the cable industry. We believe our insurance coverage is adequate and there have not been any significant insurance claims during the past three years.

Regulations

Regulations on Television Broadcasting

Overview

We conduct our pay-TV business through our subsidiary, Hong Kong Cable Television Limited (“HKC”). HKC is a licensed subscription television broadcaster and is subject to the provisions of the Broadcasting Ordinance, the Broadcasting Authority Ordinance, the Telecommunications Ordinance and its license and related regulations, codes of practice, guidelines and directions by the Broadcasting Authority. The provisions are administered by the Broadcasting Authority, a statutory body established under the Broadcasting Authority Ordinance and the Telecommunications Authority. The Broadcasting Authority prescribes rules concerning the content and scope of television programming, supervises all services provided by television broadcasters and makes recommendations to the Chief Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses. The Chief Executive-in-Council issues domestic pay television program service licenses (formerly subscription television broadcasting licenses under the regime of the now repealed Television Ordinance) which grants the right to provide domestic pay television program services. HKC’s domestic pay television program service license sets forth the terms and conditions for providing its pay-TV service, including the length, network milestone requirements, and the scope of its programming.

License

HKC provides its pay-TV services under its subscription television broadcasting license (the “Subscription TV License”) which has been deemed to be a domestic pay television program service license issued under the Broadcasting Ordinance. The Subscription TV License came into effect on June 1, 1993 and was valid for a period of 12 years until May 31, 2005.

We applied to the Government to renew the Subscription TV License in June 2003. The renewal was granted for another 12 years from June 1, 2005 with key terms no less favorable than our previous license, and the license was renamed the Domestic Pay Television Program License. Separately, a new fixed carrier license has been issued to us – converted from our previous fixed line license - to include the transmission of our television service under the current regulatory regime, which requires the transmission part of our television license to be subject to the Telecommunications Ordinance.

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

Restrictions on Ownership and Control

The Broadcasting Ordinance provides that the majority of directors and majority of principal officers of television broadcasters such as HKC must be persons who are ordinarily resident in Hong Kong. Persons are considered resident in Hong Kong if they reside in Hong Kong for at least 180 days in any calendar year and at least 300 days in any two consecutive calendar years, and have been so resident for at least one continuous period of seven years. The broadcaster must also be incorporated in Hong Kong. Directors ordinarily resident in Hong Kong must also form the majority of the quorum at its board meetings. Following the enactment of the Broadcasting Ordinance, there are no foreign ownership controls over HKC. In other words, HKC’s shareholders may be non-residents of Hong Kong or foreign corporations.

The Broadcasting Ordinance restricts cross-media ownership by barring the following entities from holding a domestic pay or free television program service license or exercising control of such licensees unless approval from the Chief Executive-in-Council is obtained:

•	advertising agents;

•	companies which are themselves licensees under the Broadcasting Ordinance;

•	sound broadcasting licensees under the Telecommunications Ordinance;

•	publishers of Hong Kong newspapers; and

•	directors, principal officers, shareholders holding more than a 15% beneficial interest and any associates of the foregoing.

The Broadcasting Authority is also empowered to obtain information as to HKC’s past and present shareholders.

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

Regulatory Developments

The Hong Kong Government has adopted the policy of liberalizing the television broadcasting market, including the pay-TV market, with the aim of increasing competition. In December 1998, the Hong Kong Government adopted a number of policies designed to liberalize the market and increase competition. These policies aim to increase competition by requiring HKC to open its networks, abolishing subscription and advertising royalties, allowing HKC to deliver telecommunications services using its subscription television network, lifting the moratorium on pay television and video-on-demand program services, and opening the market for digital terrestrial television services. The restrictions on ownership and control were also modified. Some of the policy decisions have been implemented through the enactment of the Broadcasting Ordinance in the second half of 2000. The Hong Kong Government also awarded five pay-TV licenses in late 2000. Four operators have since opted out from the Hong Kong market and returned their licenses to the Government. Nonetheless, two new pay-TV services were launched during the third quarter of 2003. They were operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. Galaxy, which Hong Kong’s dominant free-to-air television operator TVB owns, launched its pay-TV service under the brand name exTV in February 2004 and renamed it SuperSUN TV in May 2005.

Regulations on Telecommunications

Overview

The Telecommunications Ordinance regulates the operation of telecommunications in Hong Kong. The Telecommunications Authority is the statutory body responsible for regulating and administering the Telecommunications Ordinance. The Office of the Telecommunications Authority assists the Telecommunications Authority in administering and enforcing the provisions of the Telecommunications Ordinance, regulating and licensing telecommunications, and ensuring the effective operation and successful development of Hong Kong’s telecommunications industry. The Telecommunications Authority is empowered to issue licenses of the types set out in the Telecommunications Regulations. The Telecommunications Authority is also empowered to require a licensee to comply with the conditions of its license and the Telecommunications Ordinance. The Telecommunications Authority may suspend or revoke licenses for non-compliance and the Chief Executive in Council may cancel or suspend a license at any time if he considers that the public interest so requires.

The Telecommunications Ordinance was amended when the Telecommunications (Amendment) Ordinance 2000, or the Amended Ordinance, came into effect on June 16, 2000. The general effect of the Amended Ordinance is to enhance competition safeguards, improve interconnection and access arrangements to telecommunications services, streamline licensing procedures and provide the Telecommunications Authority with powers over certain technical areas such as radio spectrum management. The competitive safeguards, which include provisions to deal with anti-competitive practices, the abuse of a dominant position, misleading and deceptive conduct, and discrimination, are to be administered and enforced by the Telecommunications Authority and represent the first occasion on which competition law principles have been included in legislation in Hong Kong. The Amended Ordinance also significantly increases penalties for breach of license conditions. In addition, under the Telecommunication (Amendment) (No. 2) Regulations 1999, the scope of services received and distributed by satellite master antenna television systems (“SMATV”) has been extended to cover subscription satellite television services licensed in Hong Kong and, from January 1, 2000, telecommunications messages intended for users of the satellite system. In addition, the Telecommunications Authority issued five wireless fixed telecommunication network services (“FTNS”) licenses in 2000.

Licenses

In general, under the Telecommunications Ordinance, a person who establishes and maintains a means of telecommunications in Hong Kong, will require a license to do so.

In order to provide Internet access and services, a public non-exclusive telecommunications services (“PNETS”) license is required to be obtained from the Telecommunications Authority. i-CABLE WebServe Limited is a wholly-owned subsidiary of the Company and holds a PNETS license to operate our Internet business. The Telecommunications Authority may cancel or suspend the PNETS license at any time for up to 12 months for contravention of any provision of the Telecommunications Ordinance or any condition of the PNETS license.

HKC previously held a FTNS license which authorized us to provide broadband service utilizing the HFC part of its subscription television network. The FTNS license was converted to a fixed carrier license in June 2005 to include the transmission of television service in line with the current telecommunications regulatory regime with terms no less favorable than the previous license. The license is valid until January 2015. Furthermore, it removes the restriction contained in our previous license that our telecommunications services must be provided via the HFC network we built for the delivery of pay-TV service, and give us greater flexibility in the introduction of service enhancement or new telecommunications services in future.

The Telecommunications Authority assigned one pair of frequency channels on the in-building coaxial network (one upstream channel and one downstream channel) for the operation of its cable modem broadband Internet service. An additional frequency was granted to us in May this year to cope with demands on traffic with the expansion of our customer base.

New Regulatory Developments

In January 2002, the Telecommunications Authority announced its policy on the implementation of the full liberalization of the local FTNS market in Hong Kong from January 1, 2003 which follows the liberalization policy announced in May 1999 to license the operation of additional wireline based fixed networks when the moratorium on issuing new local FTNS licenses ends on December 31, 2002. Since January 1, 2003, the local and external FTNS market is fully liberalized and there is no pre-set limit for number of licenses for the operation of local wireline-based fixed networks. In January 2003, three new local wireline-based FTNS were granted, including two that were granted to local wireless FTNS licensees by modifying their licenses to include the operation of local wireline-based FTNS. As of March 29, 2005, there were 9 local wireline-based FTNS licensees.

C. Organizational Structure

The chart below represents i-CABLE’s organizational structure as of December 31, 2004. All the companies have been established under the laws of Hong Kong, except for Apex Victory Limited, i-CABLE China Limited, i-CABLE Enterprises Limited, i-CABLE Ventures Limited, Kreuger Assets Limited and Moscan Assets Limited, which were established under the laws of the British Virgin Islands; and Guangzhou Kuan Xun Customer Services Company Limited and Guangzhou Dong Liang Cai Movie and Television Technology Consultation Company Limited (English translation/transliteration of Chinese name), both of which were established under the laws of China. All the companies are direct or indirect wholly-owned subsidiaries of i-CABLE.

All of our subsidiaries are 100% owned unless otherwise specified and are consolidated in our financial statements.

D. Property, Plant and Equipment

We own most of our cable systems distribution networks and lease some fiber links for our microwave network. We have obtained licenses to use the signal reception sites that house our antenna towers and head-ends and microwave complexes. We have entered into an agreement with Wharf T&T for the shared use and maintenance of some of the ducts that house our network. We lease office space from Wharf in Tsuen Wan, Hong Kong, for our principal executive offices and programming production studios. The physical components of our network require maintenance and periodic rebuilding to keep pace with technological advances. We believe that our properties, both owned and leased, are in good condition and are legally and physically suitable and adequate for our business operations as presently conducted and as proposed to be conducted.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in Hong Kong dollars as of December 31, 2004. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the Hong Kong Dollar Noon Buying Rate at December 31, 2004, which was HK$7.7723 per US$1.00. Sums may not add due to rounding.

Overview

i-CABLE was incorporated under the laws of Hong Kong in May 1999. The following discussion reflects our financial condition and results of operations. Prior to our initial public offering in 1999, we underwent a corporate reorganization that was accounted for as a reorganization of businesses under common control. Accordingly, our consolidated financial statements were prepared on the basis of historical costs and as if the consolidated companies had been part of i-CABLE throughout the periods presented.

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and notes thereto presented in this annual report. The information presented below has been extracted from the financial statements of the Company and its subsidiaries as prepared in accordance with Hong Kong GAAP. A reconciliation of our net profit and shareholders’ equity as prepared in accordance with U.S. GAAP is also separately provided in note 30 to our consolidated financial statements.

HKC, our subsidiary, launched its pay-TV service in Hong Kong in October 1993 and is Hong Kong’s leading pay-TV system operator. As of December 31, 2004, our network passed over 2,070,000 homes, of which 1,990,000 have been connected to our fiber network. As of December 31, 2004, we had 702,000 pay-TV subscribers.

Through our HFC network we began to offer broadband Internet access service in March 2000. As of December 31, 2004, we had 291,000 broadband Internet subscribers. In October 2004, iNL, our wholly-owned subsidiary, entered into an agreement with Wharf T&T in respect of the provision of IP Point service to Wharf T&T for three years. Under the agreement, iNL charges Wharf T&T a service fee that is determined based on the number of IP Points provided to Wharf T&T. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2004, 29,235 IP Points were provided to Wharf T&T by iNL.

The provision of television broadcasting services in Hong Kong is regulated by the Broadcasting Authority, a statutory body of the Hong Kong Government. HKC is a licensed television broadcaster and is subject to the provisions of Hong Kong’s Broadcasting Ordinance and other applicable laws, conditions and codes of practice. In order to provide telecommunications services, including broadband Internet access service over our HFC cable network, we obtained a FTNS license from Hong Kong’s Telecommunications Authority in January 2000.

We generated approximately 80% of our revenues during the fiscal year ended December 31, 2004 from our pay-TV segment, with the remaining 20% mainly derived from our Internet and Multimedia segment.

Subscription fees charged to our pay-TV customers for basic, premium and pay-per-view services, and for provision of installation and other support services accounted for the majority of our pay-TV revenue. We derive additional pay-TV revenues from advertising income, program-guide sales and, satellite television systems services. We have increased our pay-TV revenues in each of the past three fiscal years primarily by attracting more subscribers.

In 2004, broadband revenues constituted over 89% of our Internet and Multimedia revenue, with additional revenues coming from our dial-up Internet access, portal subscriptions and advertisement fees.

Our operating expenses consist primarily of:

•	programming costs;

•	network and other operating expenses;

•	selling, general and administrative expenses; and

•	depreciation

Programming costs, representing the largest component of our operating costs, are costs incurred for the acquisition, production and broadcasting of programming, and the amortization of programming rights. Programming-related personnel costs accounted for approximately 39% of total programming costs in 2004.

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

Non-GAAP Financial Measures

We use a financial measure that we defined as adjusted EBITDA to provide additional information about our operating performance. Adjusted EBITDA refers to our earnings before the following items:

•	interest income;

•	finance costs;

•	non-operating income/expenses;

•	provision for income tax;

•	depreciation of property, plant and equipment but after amortization of programming rights; and

•	impairment loss on investments.

Adjusted EBITDA is not a standard measure under either Hong Kong GAAP or U.S. GAAP. However, we believe the investor community commonly uses this type of financial measure to assess the operating performance of companies in our market sector.

As a measure of our operating performance, we believe that the most directly comparable Hong Kong GAAP and U.S. GAAP measure to adjusted EBITDA is net income. We operate in a capital intensive industry. We use adjusted EBITDA in addition to net income because net income includes many accounting items associated with capital expenditures, such as depreciation of property, plant and equipment. These accounting items may vary between companies depending on the method of accounting adopted by a company. By minimizing differences in capital expenditures and the associated depreciation expenses as well as reported tax positions, adjusted EBITDA provides further information about our operating performance and an additional measure for comparing our operating performance with other companies’ results.

The following table reconciles our net income under Hong Kong GAAP to our definition of adjusted EBITDA for the periods indicated:

	As of December 31,
	2000	2001	2002	2003	2004
	HK$	HK$	HK$	HK$	HK$
	(in millions)
Adjusted EBITDA	442	615	730	789	828

Adjustments:
Interest income	101	58	26	9	—
Finance costs	(72)	(72)	(62)	(16)	—
Non-operating income/(expenses)	(2)	1	—	(10)	1
Provision for income tax	—	—	—	(13)	43
Impairment loss on investments	—	—	(73)	—	—
Depreciation	(449)	(435)	(504)	(539)	(532)
Net profit	20	167	117	220	340

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

Impairment of long lived assets. Long lived assets including property, plant and equipment, programming library and goodwill (including those initially taken to reserves) are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Our accounting policies on impairment of assets are further detailed in note 2(t) to our consolidated financial statements.

Estimates for deferred tax assets. Under H.K. GAAP, tax assets are recognized for all unused tax losses to the extent that it is probable that future taxable profit will be available against which they can be utilized. Under U.S. GAAP, deferred taxes are provided for as they arise, subject to the provision of valuation allowance against deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has made an assessment of the future profitability of various Company entities and their tax position, taking into account various risk factors as discussed under “Item 3 – Key Information – Risk Factors”, to derive the amount of tax loss to be recognized taking a five-year time-frame from 2005 to 2009, with appropriate adjustment for an increasing level of uncertainty further into the future.

Tax provision and contingent liability for tax dispute with IRD. We are in discussion with the IRD regarding the tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (the “Partnerships”), our wholly owned subsidiaries, pursuant to a leveraged leasing arrangement. To preserve its right under the dispute, the IRD has issued protective assessments of up to HK$272 million against various Company entities for the period from 1995/96 to 2003/04. We have since objected to the assessments and the IRD has granted unconditional holdover for HK$247 million of the assessment amount, and conditional holdover for the remaining HK$25 million. We believe our maximum tax exposure as at December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to our initial public offering on November 1, 1999, such that the our contingent tax exposure is estimated at HK$42 million. Although the outcome of the discussions is still uncertain, the management considers that there are grounds to contest the protective assessments and will pursue this case vigorously, unless a compromised settlement can be reached with the IRD. Notwithstanding the foregoing, based on a counter-offer under contemplation at the end of 2004, the management decided to make a provision of HK$12 million in 2004 (2002 and 2003: Nil) for the Company’s expected share of the tax liability. Based on the most recent offer being considered after the year end, management has decided to increase the provision to HK$17 million. As part of the settlement proposal, total tax losses of HK$692 million in two Company entities have also been offered to be surrendered triggering the absorption of certain unrecognized tax losses and the recognition of an appropriate amount of deferred tax liability as disclosed under note 20(b) to our consolidated financial statements.

Bad debt provisioning. The Company has sound credit monitoring policies and appropriate provisions are made for bad and doubtful receivables. Under Hong Kong GAAP and U.S. GAAP, provision is made against accounts receivable to the extent they are considered to be doubtful. This provision requires judgment regarding the collectibility of certain receivables both as they are incurred and as they age. We determine bad debt provisions based on past experience of recovery of old receivables, the aging of the accounts receivable balance and historical write-off experience. Outstanding receivables from affiliates are considered on an individual case basis for necessary bad debt provision.

Results of Operations

The following table summarizes our results of operations under Hong Kong GAAP for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(HK$ in millions)
Service revenues	2,161	2,143	2,372

Programming costs	732	650	791
Network and other operating expenses	351	361	381
Selling, general and administrative expenses	348	343	373

	1,431	1,353	1,544

Depreciation	504	539	532

Total operating expenses	1,935	1,892	2,076

Profit from operations	226	251	296
Non-operating income/(expenses)	(0)	(10)	1
Interest income	26	8	—
Impairment loss on investments	(73)	—	—
Finance costs	(62)	(16)	—

Profit before taxation	117	233	297
Provision for income tax	—	(13)	43

Net profit	117	220	340

2004 Compared to 2003

Service Revenues

Our service revenues in 2004 increased by HK$229 million (US$29 million), or 11%, to HK$2,372 million (US$305 million) from HK$2,143 million in 2003. Service revenues from our pay-TV business in 2004 grew by HK$154 million (US$20 million), or 9%, to HK$1,888 million (US$243 million) from HK$1,734 million in 2003 due to a growth in subscriptions and air time sales revenue. During the same period, service revenues from our Internet-related services increased by HK$72 million (US$9 million), or 18%, to HK$481 million (US$62 million) from HK$409 million during the previous year as the growth in the number of broadband subscribers coupled with a rising broadband ARPU. Service revenues attributable to our Internet-related services accounted for 20% of our total service revenues in 2004, representing a 1% increase as compared to 19% during the previous year.

Operating Expenses

Our operating expenses including depreciation increased by HK$184 million (US$24 million), or 10%, to HK$2,076 million (US$267 million) in 2004 from HK$1,892 million in 2003, with the following breakdown:

Programming Costs. Programming costs increased by 22% to HK$791 million (US$102 million) in 2004 from HK$650 million in 2003, primarily due to the carriage of UEFA Euro 2004 and higher other program acquisition costs.

Network and Other Operating Expenses. Network and other operating expenses increased 5% to HK$381 million (US$49 million) in 2004 from HK$361 million in 2003, primarily due to an increase in network repair and maintenance costs and provision for obsolete inventories.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 9% to HK$373 million (US$48 million) in 2004 from HK$343 million in 2003 due primarily to higher marketing expenses and sales costs.

Depreciation. Depreciation expenses decreased slightly by 1% to HK$532 million (US$68 million) in 2004 from HK$539 million in 2003 due mainly to the expiration of depreciation cycles on network assets, as partly offset by increased depreciation on further capital expenditures.

Operating Profit

We recognized an operating profit of HK$296 million (US$38 million) in 2004, representing a HK$45 million (US$6 million), or 18%, increase compared to HK$251 million in 2003.

Interest Income and Finance Costs

Interest income dropped by over 99% to HK$0.02 million in 2004 from HK$8 million in 2003 and finance costs decreased by 99% to HK$0.2 million in 2004 from HK$16 million in 2003 mainly due to the application of surplus funds to fully redeem our fixed rate convertible bonds in November 2003.

Provision for income tax

We made a HK$17 million (US$2 million) provision for profits tax payable on the Company’s leveraged leasing transactions and also recognized a HK$60 million (US$8 million) net increase in deferred tax assets, relating to the elimination of HK$34 million (US$4 million) deferred tax assets under the tax dispute and the recognition of HK$94 million (US$12 million) deferred tax assets for tax losses following a reevaluation of our ability to realize operating loss carryforwards incurred by a subsidiary.

Net Profit

We recorded a net profit after taxation of HK$340 million (US$44 million) in 2004, representing an increase of HK$119 million (US$15 million), or 54%, from HK$220 million in 2003. Basic and diluted earnings per share for 2004 were 16.8 cents as compared to basic and diluted earnings per share of 10.9 cents in 2003.

2003 Compared to 2002

Service Revenues

Our service revenues in 2003 decreased slightly by HK$18 million (US$2 million), or 1%, to HK$2,143 million (US$276 million) from HK$2,161 million in 2002. Service revenues from our pay-TV business in 2003 grew by HK$23 million (US$3 million), or 1%, to HK$1,734 million (US$223 million) from HK$1,711 million in 2002 due to a growth in subscription which more than offset the decline in airtime sales revenues attributable to the absence of the 2002 World Cup. During the same period, service revenues from our Internet-related services decreased by HK$41 million (US$5 million), or 9%, to HK$409 million (US$53 million) from HK$450 million during 2002 as the growth in the number of broadband subscribers was more than offset by a fall in broadband ARPU. However, both ARPU and revenue began to recover in the second half of 2003. Service revenues attributable to our Internet-related services accounted for 19% of our total service revenues in 2003, representing a 2% decrease as compared to 21% during the previous year.

Operating Expenses

Our operating expenses including depreciation decreased by HK$42 million (US$5 million), or 2%, to HK$1,892 million (US$244 million) in 2003 from HK$1,934 million in 2002, with the following breakdown:

Programming Costs. Programming costs decreased by 11% to HK$650 million (US$84 million) in 2003 from HK$732 million in 2002, primarily due to the absence of the costs associated with our carriage of the 2002 FIFA World Cup and stringent cost control related to our ongoing price negotiation with content providers, which more than offset the additional costs associated with the launch of new channels.

Network and Other Operating Expenses. Network and other operating expenses increased 3% to HK$361 million (US$46 million) in 2003 from HK$351 million in 2002, primarily due to an increase in network costs, repair and maintenance costs and the incremental customer service costs, as partially offset by lower international bandwidth costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased slightly by 1% to HK$343 million (US$44 million) in 2003 from HK$347 million in 2002 due mainly to lower marketing costs as a result of the absence of major marketing campaigns such as the 2002 World Cup acquisition promotion, despite an expansion of the sales force.

Depreciation. Depreciation expenses increased by 7% to HK$539 million (US$69 million) in 2003 from HK$504 million in 2002 due mainly to capital investments in digital set-top boxes, cable modems and related network equipment to cater for subscriber growth.

Operating Profit

We recognized an operating profit of HK$251 million (US$32 million) in 2003, representing a HK$24 million (US$3 million), or 11%, increase compared to HK$226 million in 2002.

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

Net Profit

We recorded a net profit after taxation of HK$220 million (US$28 million) in 2003, representing an increase of HK$103 million (US$13 million), or 88%, from HK$117 million in 2002. Basic and diluted earnings per share for 2003 were 10.9 cents as compared to basic and diluted earnings per share of 5.8 cents in 2002.

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP which differs in certain significant respects from U.S. GAAP.

The description of the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to i-CABLE, including deferred pre-maturity and franchise costs, the offset of goodwill against reserves, the reversal of impairment write down, provision for deferred taxes liabilities and recognition of deferred tax assets, installation fees, costs and subscription fees, investment write down to earnings and share option compensation expense, is provided in note 30 to our consolidated financial statements. A reconciliation of net profit for the three years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2003 and 2004 under Hong Kong GAAP to the comparable amounts determined under U.S. GAAP is also provided in note 30 to our consolidated financial statements.

Net profit and shareholders’ equity under Hong Kong GAAP as compared to the amounts determined under U.S. GAAP is set forth below:

	As of and for the year ended December 31,
	2002	2003	2004
	(HK$ in millions)
Net profit:
Hong Kong GAAP	117	220	340
U.S. GAAP	100	128	248

Shareholders’ equity:
Hong Kong GAAP	1,525	1,685	1,883
U.S. GAAP	1,754	1,824	1,931

B. Liquidity and Capital Resources

Liquidity

Since the commencement of our business, we have financed our operations and capital expenditure requirements primarily through a shareholder’s loan from Wharf Communications, cash flows from operations, issuance of convertible bonds and our initial public offering in 1999. In October 2002, we redeemed prior to maturity HK$1,500 million out of HK$1,800 million outstanding balance of our fixed rate convertible bonds. The balance of the convertible bonds amounting to HK$300 million was fully redeemed upon maturity in November 2003. These fixed rate convertible bonds were held by a subsidiary of Wharf. We repaid our bank borrowings during 2003 and as of December 31, 2003, we were debt-free with a surplus cash of HK$29 million. As of December 31, 2004 we had net cash of HK$115 million. As of December 31, 2004, we had current assets of HK$367 million and current liabilities of HK$732 million. Our current ratio was 50%.

As of December 31, 2004 the surplus cash of HK$115 million, together with expected cash flow from operations are expected to be sufficient to fund our current operational and capital expenditure plans.

During 2004, net cash generated from operating activities amounted to HK$777 million (US$100 million), an increase of HK$57 million (US$7 million) or 8% from HK$720 million in 2003. Cash used in investing activities in 2004 totaled HK$549 million (US$71 million), compared to cash generated from investing activities of HK$50 million (US$6 million) in 2003, mainly due to redemption of deposits with financial institutions and disposal of investments in 2003, as well as increased capital expenditures in 2004. We believe that cash generated from our operations and funds available from external sources will be sufficient to cover our operating and capital expenditures for the next 12 months.

The following table sets forth a summary of our statements of cash flows under Hong Kong GAAP for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(HK$ in millions)
Net cash inflow from operating activities	863	720	777
Net cash inflow/(outflow) from investing activities	(884)	49	(549)
Net cash outflow from financing activities	(1,177)	(747)	(141)

Net increase/(decrease) in cash and cash equivalents	(1,197)	22	86

If the primary sources of funding are inadequate to meet our liquidity requirements and borrowing commitments, or if we pursue new projects, we may need to raise capital in the future. Depending on our capital requirements, market conditions and other factors, we may raise additional funds through debt or equity offerings or through the sale of assets. We have arranged short term bank credit facilities of approximately HK$670 million to meet any future cash outflow. In the event that such financing cannot be obtained, we may have to scale back our business expansion plans.

Capital Resources

Our cash outflow for capital expenditures increased by HK$96 million (US$12 million) or 26% to HK$459 million (US$59 million) in 2004 from HK$363 million in 2003. The capital expenditures consisted primarily of investments in digital set-top boxes, cable modems and related broadband equipment, as well as in television production facilities and further network upgrade and expansion. These items are expected to be the major areas of our capital expenditures in 2005.

Our cash outflow for the purchase of our programming library for the year ended December 31, 2004 increased by HK$5 million (US$1 million) or 5% to HK$95 million (US$12 million) from HK$91 million in 2003.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments at December 31, 2004:

	2005	2006-2008	2009 and thereafter	Total
	(HK$ in millions)
Operating leases	10	28	65	103

Capital commitments
Authorized and contracted for	17	—	—	17

Programming and other commitments
Authorized and contracted for	332	363	—	695

	359	391	65	815

We have operating leases for our premises and certain office equipment, some of which have future minimum non-cancellable lease payments and do not allow for early termination by us without cause. As of December 31, 2004, our minimum lease payment commitments under such operating leases totaled HK$103 million (US$13 million).

As of December 31, 2004, our capital commitments in respect of plant, equipment, leasehold improvements and programming rights and services amounted to HK$712 million (US$92 million). We expect to meet these commitments from our current cash on hand and additional cash to be generated from future operations.

C. Research and Development, Patents and Licenses, etc.

We did not engage in research and development activities during the years ended December 31, 2004, 2003 and 2002.

D. Trend Information

Prospects

We plan to increase our pay-TV subscriber base by marketing through direct sales, promotions, and advertising. In addition, we intend to continue to explore the opportunities for launching new services, by offering more tiered packages and by expanding the line-up of pay-per-view channels made possible by the expanded effective network capacity following digitization. We have introduced five premium packages since 2002, and we intend to introduce new packages and programs to capitalize on our expanded network capacity following digitization to derive additional income. In 2005, we launched a Live News Channel to carry important press conferences, Hong Kong legislative council meetings and breaking news live.

We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Although we have substantially completed migrating our transmission from analog to digital platforms in order to better control and limit illegal viewing activities, illegal activities have continued and we are aware that pirated digital set-top-boxes are available in the market. Despite the deployment of anti-piracy measures, we expect manufacturers or vendors of unauthorized pay-TV decoders to attempt to overcome our digital encryption methods. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue. See “Item 3 - Key Information - Risk Factors - Illegal viewing activities may affect our pay-TV subscriber growth and subscription revenue.”

Internet and Multimedia

We intend to increase our broadband subscriber base by marketing through direct sales, promotions, advertising, and offering competitive prices. The growth of our broadband subscriber base may require continued growth in the demand for broadband services in Hong Kong, although critical issues concerning the increased use of the Internet may adversely affect future demand for our broadband Internet access service. See “Item 3 - Key Information - Risk Factors - Demand for our broadband Internet access service may not continue to grow.”

The markets for Internet access and related services in Hong Kong are highly competitive. This high level of competition may reduce our broadband revenue, resulting in a decrease in our cash flow and operating margin. In 2002, we offered an aggressive marketing initiative for our broadband service to maintain subscription growth momentum. This caused our broadband ARPU to decrease by 20% in 2002 to HK$180 and 28% in 2003 to HK$129. Mainly because of the decrease in broadband ARPU, our Internet and Multimedia segment reported net operating loss of HK$85 million in 2003, after reporting a small operating income of HK$9 million in 2002. After the initial focus on capturing market share, service operators in the broadband segment began to relax price competition toward the end of 2003, while revenues began to recover. However, we believe broadband services have become a commodity product that is highly sensitive to price. Competition in the segment will continue to exert pressure on our income and market share. We will continue to enhance our service quality and introduce more value-added services to expand our market share in the broadband segment. See “Item 3 - Key Information - Risks Factors - The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.”

Some of our competitors offer broadband Internet access service with bandwidth advantage over our broadband Internet access service in the residential market. We may need to incur substantial capital expenditures to keep pace with our competitors’ technological developments. See “Item 3 - Key Information - Risks Factors - We may need to incur substantial capital expenditures to keep pace with technological developments or our customers’ demand for new products and services. This may adversely affect our financial condition.”

In October 2004, we entered into an agreement with Wharf T&T in respect of our provision of IP Point service to Wharf T&T for three years. Under the agreement, we charge Wharf T&T a service fee that is determined based on the number of IP Points provided by us to them. See “Item 7 - Major Shareholders and Related Party Transactions - Related party Transactions.” With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2004, we provided 29,235 IP Points to Wharf T&T.

Satellite Television Service in Mainland China

We have launched a satellite channel targeted primarily at Mainland China. The satellite channel has been granted approval to broadcast to hotels rated at or above three stars, foreign compounds and other select areas in Mainland China. The channel features live and updated reporting of events in the entertainment world. The relevant television market in Mainland China is highly competitive. The channel is expected to incur losses in its initial years of operation and it may not become profitable. See “Item 3 - Key Information - Risk Factors - We have launched a satellite channel targeted primarily at Mainland China. The channel is expected to incur losses in its initial years of operation and it may not become profitable.”

New Services

We continue to look for ways to offer new services by leveraging our HFC cable network, local content production expertise, as well as our brand name, marketing and customer service infrastructure to launch new and enhanced Internet and telecommunications services. With our capacity to offer live digital content as well as the abundance of digital content in our library, we have begun offering content to other service operators, such as new 3G mobile service operators.

At the same time, we have also begun to supply our programming service to other media. We are now the sole supplier of Hong Kong news service to an onboard channel of Hong Kong’s flagship airline, Cathay Pacific Airways. We have also reached an agreement with Kowloon-Canton Railway Corporation to be the sole content supplier and exclusive commercial airtime sales agent for a display information display system on its trains. The service is expected to be launched in the second half of 2005. In May 2005, we entered into an agreement with China Information Broadcast Network Co. Ltd. to provide video content to mobile phone users in Mainland China.

Film Production

In 2005, we established a wholly-owned subsidiary, Sundream, to engage in film production. Through Sundream, we plan to produce up to 20 full-length Chinese feature films in the next two years. Some of these films will be released to overseas and Mainland China markets in addition to local release. We plan to generate revenue from theatrical release and licensing of these films. However, this subsidiary may cause volatility in our earnings and may not be profitable. See “Item 3 - Key Information - Risk Factors - We established a wholly-owned subsidiary to embark on film production. This new subsidiary may cause volatility in our consolidated earnings and it may not become profitable.”

The significant trends that are expected to have a material effect on our financial performance and operating results for the current year are set out below:

Since the launch of our pay-TV service in October 1993, our total pay-TV subscribers have increased annually. During 2004, our total pay-TV subscribers have increased by 7% to 702,000.

The pay-TV services market continues to be highly competitive. In the third quarter of 2003, two new pay-TV services were launched in the market. They were operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy launched its pay-TV service under the brand name exTV which was renamed SuperSUN TV in May 2005.

Although our pay-TV and broadband subscribers have continued to grow, both the pay-TV and broadband services markets are highly competitive. The growth in our pay-TV or broadband subscribers may slow in 2005 with intensifying competition. See “Item 3 - Key Information - Risk Factors - The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.”

Our programming costs increased by 22% to HK$791 million (US$102 million) in 2004 from HK$650 million in 2003, primarily due to the carriage of UEFA Euro 2004 and higher other program acquisition costs. We expect the percentage increase in our programming costs in 2005 to be less than the percentage increase in our programming costs in 2004.

E. Off-balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

See “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Capital Resources - Contractual Obligations and Commitments.”

G. Recent Hong Kong Accounting Pronouncements

The Hong Kong Institute of Certified Public Accountants (“HKICPA”) has undertaken to converge by January 1, 2005 all Hong Kong Financial Reporting Standards, or HKFRSs, with International Financial Reporting Standards, or IFRSs, issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”), which are effective for accounting periods beginning on or after January 1, 2005.

We have not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. We have completed a preliminary assessment of the impact of these new HKFRSs to the extent that they are applicable. A brief summary of the key features of these new HKFRSs and our preliminary assessment results are set out below:

In March 2004, the HKICPA issued Hong Kong Accounting Standards (“HKAS”) No. 1, “Presentation of Financial Statements” which supersedes Hong Kong Statement of Standard Accounting Practice (“SSAP”) No. 1, “Presentation of Financial Statements (revised in 2001)” and Interpretation 8 “Presentation of Financial Statements – Current Assets: Classification of Restricted and Appropriated Cash Balance”. HKAS 1 requires an entity to present assets and liabilities in order of liquidity and any change in accounting policies, including those affecting presentation, to be adopted retrospectively, unless impracticable. It also requires the disclosure of any judgments management has made in the process of applying the entity’s accounting policies that have the most significant effect on the amounts recognized in the financial statements and key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities. Currently, management does not expect the application of HKAS 1 will have a material impact on its financial position or results of operations.

In April 2004, the HKICPA issued Hong Kong Financial Reporting Standards (“HKFRS”) No. 2, “Share-based Payment”. HKFRS 2 addresses the accounting for share-based payment transactions in financial statements and requires an entity to measure the employee service received and the liability incurred at the fair value of the instrument at the grant date. HKFRS 2 is applicable to grants originally made on or after November 7, 2002, or subsequent modification to grants made on or before November 7, 2002 in annual periods commencing after January 1, 2005. As all of our existing share options were granted before November 7, 2002, adoption of this new HKFRS is optional, but this is not our intention to do so. However, any new schemes that we may introduce after January 1, 2005 and any future modifications to our existing schemes will need to be accounted for in accordance with the new HKFRS 2.

In November 2004, the HKCPA issued HKAS 24, “Related Party Disclosures” which supersedes SSAP 20 under the same title. HKAS 24 will affect the identification and disclosure of related party transactions with the following main changes from SSAP 20:

•	The amounts of transactions and outstanding balances with respect to related parties.

•	The expense recognized during the period in respect of bad or doubtful debts due from related parties.

•	Classification of amounts payable to, and receivable from, related parties into different categories of related parties.

We intend to comply with the above disclosure requirements in respect of its various related party transactions in our financial statements starting from financial years beginning on or after January 1, 2005. Apart from enhancing the related party transaction disclosures, we do not expect the application of HKAS 24 to have a material impact on our financial position or results of operations.

H. Recent U.S. GAAP Pronouncements

Please see Note 30(i) to our consolidated financial statements for the year ended December 31, 2004 for a discussion of the impact of recent U.S. GAAP accounting pronouncements on our results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and senior management are as follows:

Name	Age as of December 31, 2004	Positions
Mr. Stephen T. H. Ng	52	Chairman and Chief Executive Officer
Mr. Samuel S. F. Wong	43	Director and Chief Financial Officer
Mr. Fa-Kuang Hu, GBS, CBE, JP	81	Director
Mr. Quinn Y. K. Law	52	Director
Mr. Victor C. W. Lo, GBS, OBE, JP	54	Director
Dr. Dennis T. L. Sun, BBS, JP	54	Director
Sir Gordon Y. S. Wu, GBS, KCMG, FICE	69	Director
Mr. Anthony K. K. Yeung, JP	59	Director
Mr. Vincent T. Y. Lam	54	Executive Director, Technology and Network Services, HKC(1)
Mr. Eric Lo	54	Executive Director, Cable Subscription Services, HKC(1)
Mr. Benjamin W. S. Tong	55	Executive Director, Multimedia Services, HKC(1)
Mr. SiuMing Y. M. Tsui	51	Executive Director, Programming Services, HKC(1)
Mr. Garmen K. Y. Chan	51	Vice President, External Affairs
Mr. Ronald Y. C. Chiu	52	Vice President, News and Sports, HKC(1)
Mr. Felix W. K. Yip	46	Vice President, Human Resources, Administration and Audit
Mr. Simon K. K. Yu	51	Vice President, Procurement
Mr. Samuel C. C. Tsang	48	General Manager, Hong Kong Cable Enterprises Limited and Hong Kong Cable News Express Limited
Mr. David C. T. Wong	50	Vice President, i-CABLE Enterprises Limited

(1)	HKC - Hong Kong Cable Television Limited.

Directors

Stephen T. H. Ng. Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of Wharf, deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of Joyce Boutique Holdings Limited, and the chairman, president and chief executive officer of Wharf T&T. He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

Samuel S. F. Wong. Mr. Wong has been a Director of the Company since 2003. He joined HKC in 1993 and was appointed as the Chief Financial Officer of the Company and of HKC in February 2002. He is currently responsible for finance, corporate development, accounting, planning, treasury, management information systems, investor relations, investment projects, and commercial dealings with acquired channels. Mr. Wong previously worked in Toronto, Canada with the investment and corporate banking group of the Bank of Nova Scotia and as a chartered accountant with Price Waterhouse.

Fa-Kuang Hu, GBS, CBE, JP. Mr. Hu has been an independent Non-executive Director of the Company since 1999. He also serves as a member and chairman of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also Senior Advisor to the Board of Mitsubishi Electric Hong Kong Group Ltd. and is a director of Hysan Development Company Limited. He holds a Bachelor of Science degree from Shanghai Jiao Tong University.

Quinn Y. K. Law. Mr. Law has been a Director of the Company since 2003. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also a director of Wharf, Modern Terminals Limited and Wharf T&T. He was formerly a director of Wheelock. He is a Certified Public Accountant (Practising) in Hong Kong and also holds memberships in various professional bodies. He has been serving on a number of committees of the Hong Kong Institute of Certified Public Accountants, the Taxation Committee of the Hong Kong General Chamber of Commerce and the Advisory Board on Accounting Studies of The Chinese University of Hong Kong.

Mr. Law received his professional training in one of the Big Four accountancy firms and was qualified in 1977. Prior to joining Wharf, he worked in the then Securities Commission and two international shipping companies in Hong Kong. Over the years, Mr. Law has held in the Wharf Group various executive positions including finance and administration.

Victor C. W. Lo, GBS, OBE, JP. Mr. Lo has been an independent Non-executive Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. Furthermore, he is currently chairman of Hong Kong Science and Technology Parks Corporation, council chairman of The Hong Kong Polytechnic University and chairman of Board of Governors, Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in 2001. He graduated from the Institute of Design of Illinois Institute of Technology in the United States with a Bachelor of Science degree in Product Design.

Dennis T. L. Sun, BBS, JP. Dr. Sun has been an independent Non-executive Director of the Company since 2001. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the chairman of the Board of Governors of the Hong Kong Arts Centre, deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He was also the vice patron of the Community Chest of Hong Kong from 1999 to 2004. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the founding member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

Dr. Sun holds a Bachelor’s degree in Pharmacy from University of Oklahama, USA and a Degree of Doctor of Philosophy in Business Administration from Southern California University for Professional Studies.

Gordon Y. S. Wu, GBS, KCMG, FICE. Sir Gordon Wu has been an independent Non-executive Director of the Company since 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is also the Chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honors which include, inter alia, chairmanship of City University of Hong Kong since 2004, as well as membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

Sir Gordon is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958. He received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He was awarded the Gold Bauhinia Star in 2004.

Anthony K. K. Yeung, JP. Mr. Yeung was appointed a Director of the Company in September 2004 and has since been an independent Non-executive Director. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee. He is the chairman of K. K. Yeung Management Consultants Ltd., Wall Street Resources Ltd. and Environmental International Limited. Furthermore, he is a managing partner of K. K. Yeung Partnership, Certified Public Accountants (Practising). He is also an independent Non-executive Director of publicly-listed TeleEye Holdings Limited.

Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong.

Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce, the chairman of the Management Consultancies Association of Hong Kong, the chairman of the Trade and Industry Department Customer Liaison Group for Small and Medium Enterprises and also a committee member of Professional Services Advisory Committee of Trade Development Council.

Furthermore, Mr. Yeung is a member of the Small & Medium Enterprises Committee, the Labour Advisory Board, the Equal Opportunities Commission, the Rehabilitation Advisory Committee and the Professional Services Development Assistance Scheme Vetting Committee, appointed by the Chief Executive of the Government of the HKSAR. He is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgians.

Senior Management

Stephen T. H. Ng. See “Directors” above.

Samuel S. F. Wong. See “Directors” above.

Vincent T. Y. Lam. Mr. Lam joined Wharf Communications in 1992 as Vice President - Planning, to lead its investment in pay-TV and telecommunications. In 1995, Mr. Lam was appointed chief operating officer of iNL responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 1999, Mr. Lam became Strategic Planning Director of HKC, responsible for legal, regulatory and long-term planning. He was appointed an executive director, Technology and Network Services of HKC in February 2002. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Eric Lo. Mr. Lo joined HKC in 1993 as Marketing and Sales Director to create and manage HKC’s marketing and sales operations. He was appointed Cable Operations Director in 1995 when he was put in charge of customer service and technical operations as well. He became an executive director, Cable Subscription Services of HKC in February 2002. Mr. Lo has an extensive background in consumer marketing. Prior to joining HKC, Mr. Lo was associated with American Express, Sears Roebuck and The Bank of Montreal.

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

SiuMing Y. M. Tsui. Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of our subsidiary, i-CABLE Satellite Television Limited, to develop satellite television business and program production in Mainland China. Mr. Tsui was appointed Executive Director, Programming Services of HKC in August 2002. Mr. Tsui was principally responsible for program development, production and transmission of channels other than the Sports and News platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president for Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Garmen K. Y. Chan. Mr. Chan joined HKC in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Company and our subsidiaries. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

Ronald Y. C. Chiu. Mr. Chiu joined HKC in 1991 as a member of the pre-license consultant team. When HKC was awarded the license in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002, a portfolio giving him also overall responsibility for the planning and production of HKC’s sports programs.

Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Felix W. K. Yip. Mr. Yip joined HKC in February 2005 as Vice President - Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager - Human Resources & Administration, China Business Operations.

Simon K. K. Yu. Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC and he became Vice President - Procurement of HKC in 2003.

Samuel C. C. Tsang. Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable television license in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international program licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited (“HKCE”) when it was set up in 2000 to take over advertising sales of HKC. He became General Manager of both HKCE and Hong Kong Cable News Express Limited on March 1, 2005. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in Mainland China and Hong Kong.

David C. T. Wong. Mr. Wong joined HKC in May 2004 as Vice President of i-CABLE Enterprises Limited. He is responsible for formulating and implementing strategies for the Company and its subsidiaries in opening up cross-media business opportunities. Mr. Wong has over 20 years of journalistic experience and held various senior editorial and managerial positions in the Sing Tao Newspapers Group. Prior to joining us, Mr. Wong was Director-General of the Hong Kong Press Council – a self-regulatory body to promote professional ethics of the newspaper industry.

B. Compensation

During 2004, an aggregate amount of HK$35.2 million in compensation was paid to our directors and officers as a group by us and by the Wharf Group on our behalf. We also provide fringe benefits and other compensation arrangements to a number of our directors and officers.

Retirement Scheme and Mandatory Provident Fund

The principal retirement scheme that we operate is a defined contribution retirement scheme for our employees, established under a trust deed. Some of our fellow subsidiaries also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums, which represent percentages of the employees’ salaries as defined under the trust deed. Forfeited contributions may be utilized by the employers to reduce contributions.

Our principal retirement scheme is closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority in Hong Kong. We will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

Our retirement scheme costs before capitalization and charged to the statement of operations during the year ended December 31, 2004 amounted to HK$18,389,059 (HK$20,835,331 in 2003) which were incurred after utilization of forfeitures to reduce our contributions of HK$1,735,772 (HK$2,091,170 in 2003).

The total employers’ cost in respect of our retirement scheme, including the cost related to the MPF which is not operated by us, charged to statement of operations during the year ended December 31, 2004 amounted to HK$29,997,877 (HK$30,939,810 in 2003).

C. Board Practices

Our directors during the financial year were Mr. Stephen T. H. Ng, Mr. Samuel S. F. Wong, Mr. F. K. Hu, Mr. Quinn Y. K. Law, Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung (appointed on September 28, 2004).

Mr. Anthony Yeung, being appointed as a Director of the Company after the last Annual General Meeting, retired from the Board in accordance with Article 78 of the Company’s Articles of Association, and Mr. F. K. Hu and Mr. Victor Lo also retired from the Board by rotation in accordance with Article 82, at the Annual General Meeting held on May 11, 2005. Being eligible, they offered themselves for re-election and were duly re-elected. None of the retiring Directors proposed for re-election at the Annual General Meeting held on May 11, 2005 has a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation).

Under the provisions of the Company’s Articles of Association, the Chairman of the Company is not subject to retirement from the Board by rotation. As regards the other seven Directors (six of them not holding any executive title of the Company), three of them retired and were re-elected as Directors at the Annual General Meeting held on May 11, 2005 as mentioned above, and the remaining four Directors will have their respective terms of office coming to an end by reason of retirement by rotation at the Annual General Meeting of the Company in 2006 or 2007 in accordance with Article 82 of the Company’s Articles of Association.

There is no relationship between any of our directors or senior managers and any other director or senior manager. None of our directors has a service contract with us or any of our subsidiaries which is not determinable by the employer within one year without payment of compensation.

Audit Committee

As of December 31, 2004, our audit committee was composed of three independent directors: Mr. Fa-Kuang Hu (Chairman), Dr. Dennis T. L. Sun (Deputy Chairman), Mr. Quinn Y. K. Law and Mr. Anthony K. K. Yeung. Mr. Yeung is a “financial expert” within the meaning of the Sarbanes-Oxley Act of 2002. Under our audit committee charter, all members of our audit committee must be independent, the audit committee must meet at least twice a year and must have at least three members. The audit committee’s responsibilities include the appointment of our external auditors and a review of our accounting policies and practices. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor.

Compensation Committee

As of December 31, 2004, our compensation committee was composed of Mr. Fa-Kuang Hu (Chairman), Dr. Dennis Sun (Deputy Chairman) and Mr. Quinn Law. Our compensation committee must have at least two members, who are appointed by our board of directors among our non-executive directors. The chairman and a majority of the members of the committee must be independent from us. The quorum for a compensation committee meeting is two members. Decisions are made by a majority of votes of the members present, and in the case of an equality of votes, the chairman of the committee shall have a second or casting vote. A resolution in writing signed by all of the committee members is treated as if it had been passed at a meeting of the committee. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor. The compensation committee’s responsibilities include the following:

•	approve compensation and benefits for directors and senior executives;

•	decide the terms of the Employee Share Option Scheme; and

•	review compensation-related or other issues as requested by our board of directors.

D. Employees

As of December 31, 2004 we had 2,982 full-time employees, classified by function as follows:

Television operations	1,041
Network and technical operations	641
Sales and marketing	559
Customer service and support operations	514
Internet access and content operations	72
Administration, finance and others	155

Total	2,982

We believe our relations with our employees are good.

E. Share ownership

At December 31, 2004, Mr. Stephen T. H. Ng and Mr. Samuel S. F. Wong, our directors, owned 1,065,005 and 3,000 of our ordinary shares, respectively. Except as disclosed in the previous sentence, none of our directors serving as of December 31, 2004 owned any of our ordinary shares at December 31, 2004.

Employee Share Option Scheme

We operate an employee share option scheme pursuant to which our board of directors may, at their discretion, award any full time employee of any member of us, including Executive Directors of any of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital. The price for an ordinary share payable by a participant upon the exercise of an option will be determined by our board of directors in their discretion from time to time, except that with effect from September 1, 2001, the minimum exercise price must be at least the higher of:

•	the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and

•	the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the 5 business days immediately preceding the date of grant.

The period during which an option may be exercised will be determined by the Directors at their discretion, except that no option may be exercised later than 10 years after it has been granted. The employee share option scheme commenced on November 2, 1999 and will remain in force for a period of ten years from such date.

Under our employee share option scheme, certain options to subscribe for a total of 22,910,000, 50,034,000 and 380,000 of our ordinary shares were granted during 2000, 2001 and 2002, respectively, to our executive(s)/employee(s) at subscription prices of HK$10.49, HK$3.30 and HK$3.30 per share, respectively.

The above-mentioned options include the options granted to two of our Directors, Mr. Stephen T. H. Ng and Mr. Samuel S. F. Wong, to subscribe for 1,500,000 and 700,000 ordinary shares, respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights are exercisable during the period from April 1, 2001 to December 31, 2009 at a subscription price of HK$10.49 per share.

The above-mentioned options also include the options granted to Mr. Stephen T. H. Ng and Mr. Samuel S. F. Wong to subscribe for 1,100,000 and 476,000 of our ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights of 150,000 shares in respect of Mr. Ng and 65,500 shares in respect of Mr. Wong were exercisable from April 1, 2003 to December 31, 2003. The remaining 700,000 shares in respect of Mr. Ng and 241,500 shares in respect of Mr. Wong are exercisable up to December 31, 2005.

The total number of employee share options which were granted, exercised and lapsed during the year ended December 31, 2004 are set out in note 30(g) to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table contains information with respect to the ownership of our ordinary shares, as of December 31, 2004, by each person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company. There are no differences in the voting rights among any of the major shareholders.

		Ordinary shares owned(2)
Name(1)		Number	Percent
(i)	Wharf Communications Limited	1,355,261,583	67.12%
(ii)	The Wharf (Holdings) Limited	1,356,031,238	67.16%
(iii)	WF Investment Partners Limited	1,463,822,799	72.49%
(iv)	Wheelock and Company Limited	1,481,442,626	73.37%
(v)	HSBC Trustee (Guernsey) Limited	1,481,442,626	73.37%
(vi)	Marathon Asset Management Limited	121,332,000	6.01%

(1)	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).

(2)	Due to the amalgamation of Bermuda Trust (Guernsey) Limited with HSBC Trustee (Guernsey) Limited into one company known as HSBC Trustee (Guernsey) Limited with effect from January 1, 2005, the name of Bermuda Trust (Guernsey) Limited, which appeared in the register kept by the Company under section 336 of the Securities and Futures Ordinance of Hong Kong (the “Register”) prior to January 1, 2005, has been accordingly amended to become HSBC Trustee (Guernsey) Limited.

All the interests stated above represented long positions and as at December 31, 2004, there were no short position interests recorded in the Register.

B. Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us. A significant part of these transactions are transactions with Wharf and its subsidiaries (together, the “Wharf Group”). We are a 67.12%-owned subsidiary of Wharf. We lease various properties from the Wharf Group and paid rentals and related management fees in the amount of HK$40.6 million, HK$38.4 million and HK$35.4 million for the years 2002, 2003 and 2004, respectively. The Wharf Group provides telecommunication services to us relating to dataline leasing, public non-exclusive telecommunication services and international bandwidth access. Expenses for such telecommunication services amounted to HK$23.8 million, HK$24.5 million and HK$24.8 million in 2002, 2003 and 2004, respectively. The Wharf Group also offers computer maintenance and consulting services to us. Such computer services fees amounted to HK$12.2 million, HK$14.2 million and HK$14.0 million in 2002, 2003 and 2004, respectively. On the other hand, we offer the Wharf Group operation and maintenance services in relation to ducts, cables and ancillary equipment, generating income of HK$20.6 million, HK$21.3 million and HK$21.2 million in 2002, 2003 and 2004, respectively. In addition, certain management services costs incurred by the Wharf Group on our behalf are recharged to us. Fees recharged for this purpose in 2002, 2003 and 2004 were HK$13.4 million, HK$11.6 million and HK$11.6 million, respectively.

The following table sets forth information relating to certain connected transactions (the “Connected Transactions”) between the Company and the Wharf Group for the years ended December 31, 2004, 2003 and 2002:

Description of the Connected Transactions	Amount paid (received) For the year ended December 31,
	2002	2003	2004
	HK$ million	HK$ million	HK$ million
I. Property
1. Headquarters leased from the Wharf Group Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, units 1, 2 and 4 on G/F, storeroom 3 on the roof top, and various car-parking and lorry-parking spaces of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories (“Cable TV Tower”)	30.7	28.5	25.4
2. Licenses granted to the Wharf Group to occupy premises
(a) Northern portion of 12/F of Cable TV Tower	1.2	1.2	1.2
(b) 9/F and 12/F of Cable TV Tower	2.5	2.5	2.5
3. Licenses granted by the Wharf Group to occupy premises
(a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories	0.1	0.1	0.1

Description of the Connected Transactions	Amount paid (received) For the year ended December 31,
	2002	2003	2004
	HK$ million	HK$ million	HK$ million
(b) Unit D (2002: Units C & D), 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon	1.4	1.0	1.0
4. Car-parking spaces rented from the Wharf Group
Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories	2.1	2.4	2.4

II. Computer services
1. Information technology services provided by the Wharf Group	7.6	8.4	11.0
2. Billing services provided by the Wharf Group	6.2	6.5	6.9

III. Network
1. Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group	20.4	21.1	21.0
2. Telecommunications services provided by the Wharf Group	23.8	24.5	24.8
3. Project management services provided to the Wharf Group	7.6	7.1	6.5
4. Multi-party arrangements for the construction, sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:
(a) Payment to the Wharf Group	1.5	1.2	1.1
(b) Payment from the Wharf Group	1.2	1.6	2.4

IV.
1. Advertising services provided by the Wharf Group	1.2	1.5	1.2
2. Advertising services provided to the Wharf Group	0.7	—	—

V. Management services provided by the Wharf Group	13.4	11.6	11.6

VI. Video link service provided by the Wharf Group	2.7	2.3	2.2

As all of the Connected Transactions described above are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the “Requirements”) relating to the Connected Transactions under the Rules governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) would be impractical. On our application, the Hong Kong Stock Exchange granted us conditional waivers from strict compliance with the Requirements in respect of the Connected Transactions.

Our directors, including our independent non-executive directors, have reviewed the Connected Transactions and confirmed that:

1.	the Connected Transactions were entered into:

(a)	by us in the ordinary and usual course of business;

(b)	either on normal commercial terms or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favorable than those available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing such Connected Transactions on terms that are fair and reasonable and in the interests of our shareholders as a whole.

2.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered I.1, I.2(a), I.3(a), I.4, II.1, II.2, III.1, III.2, III.3, III.4(a), III.4(b), and V, the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2004 of the Company was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount previously prescribed by the Hong Kong Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e. 3% of our consolidated net tangible assets as disclosed in our audited consolidated accounts for the year ended December 31, 2003;

3.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered I.2(b), I.3(b) and IV.1, the aggregate amount of fees paid for the financial year ended December 31, 2004 in respect of each of such category was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount of HK$10 million previously prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001; and

4.	in respect of the Connected Transaction mentioned above in paragraph numbered (VI), the amount paid for the financial year ended December 31, 2004 was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount (as previously prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of our turnover for the immediately preceding year.

In addition to the transactions disclosed in the table above, on October 18, 2004, an agreement (the “Agreement”) was entered into by iNL, a wholly-owned subsidiary of the Company, with Wharf T&T in respect of the provision of IP Point service to Wharf T&T for three years commencing from October 18, 2004. There is a right for either party to terminate the Agreement at the first or second anniversary by giving 3 months prior notice. Since the Company is a 67%-owned subsidiary of Wharf, the transaction constitutes a continuing connected transaction for the Company under the Listing Rules.

The service fee per month per IP Point is HK$25 net of discounts (if applicable), payable in cash and on monthly basis. The minimum purchase is 25,000 IP Points, applicable from May 18, 2005 onwards. The parties have agreed to adopt an annual cap amount for the service fees for each of the three financial years of the Company ending December 31, 2005, 2006 and 2007. Such annual cap amounts for those three financial years are HK$25 million, HK$40 million and HK$50 million respectively, which are in line with iNL’s internal forecasts based on an upside scenario. No cap amount was adopted for the service fee payable for the period from commencement of the Agreement to December 31, 2004, which is below the de minimis level under the Listing Rules.

In April 2005, HKC and i-CABLE WebServe Limited (“iWL”), both wholly-owned subsidiaries of i-CABLE; and Wharf T&T entered into an agreement whereby the parties agreed to mutually appoint each other as their non-exclusive sales and servicing agent for one or more service plans (“Service Plans”) as the parties may from time to time decide to offer. Such Service Plans may comprise one or more of pay-TV, broadband and telephony services.

For each subscription agreement for the Service Plans solicited by a party for the others, the other parties (whose services form part of the Service Plans) will each pay to the soliciting party a one-off payment of HK$120 in the month of sale and a monthly sum of HK$20 for the contractual term of the relevant subscription contract or in the absence of which, a period of 12 months. The said service fee may from time to time be negotiated and varied by the parties on an arm’s length basis with regard to the then prevailing market conditions and the necessary resources that the parties are required to commit to the said agency services.

The parties have also agreed that the aggregate annual service fees payable or receivable, which ever is higher, by Wharf T&T to or from (as the case may be) HKC and iWL under the agreement for each of the years ending December 31, 2005, December 31, 2006 and December 31, 2007 must not exceed HK$33.1 million, HK$47 million and HK$50 million respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 19(a) for a list of financial statements filed under Item 18.

Legal Proceedings

We are in discussion with the IRD regarding the tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (the “Partnerships”), our wholly owned subsidiaries, pursuant to a leveraged leasing arrangement.

To preserve its right under the dispute, the IRD has issued protective assessments of up to HK$272 million against various Company entities for the period from 1995/96 to 2003/04. We have since objected to the assessments and the IRD has granted unconditional holdover for HK$247 million of the assessment amount, and conditional holdover for the remaining HK$25 million. For the latter, the Partnerships purchased HK$18 million of Tax Reserve Certificates (“TRCs”) before December 31, 2004 and HK$7 million after year end, in satisfaction of the holdover condition.

We believe our maximum tax exposure as of December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to our initial public offering on November 1, 1999, such that our contingent tax exposure is estimated at HK$42 million.

Although the outcome of the discussions is still uncertain, we believe that there are grounds to contest the protective assessments and we intend to pursue this case vigorously, unless a compromised settlement can be reached with the IRD. Notwithstanding the foregoing, based on a counter-offer under contemplation, at the end of 2004, we decided to make a provision of HK$12 million in 2004 for our expected share of the tax liability. This provision was increased to HK$17 million based on the most recent offer being considered by our management after the year end.

Dividend Policy

Annual dividends, if any, on our outstanding ordinary shares and ADSs will be declared by and subject to the discretion of our board of directors and must be approved at a general meeting of shareholders. In addition, our board of directors may from time to time pay to the shareholders such interim dividends as appear to our board of directors to be justified. We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On June 23, 2005, the last reported sale price of our ADSs on the Nasdaq National Market was US$7.01. As of March 31, 2005, there were 29 registered holders of ADSs on our record.

The principal trading market for our ordinary shares is the Stock Exchange of Hong Kong Limited, or the HKSE. Our ADSs have been quoted on The Nasdaq National Market under the symbol “ICAB” since November 24, 1999. Each ADS represents 20 ordinary shares.

The table below sets forth, for the periods indicated, the highest and lowest closing price for our ordinary shares on the HKSE and our ADSs on the Nasdaq National Market. The closing price for the ordinary shares on the HKSE and the ADSs on The Nasdaq National Market on December 31, 2004 was HK$2.90 per ordinary share and US$7.25 per ADS, respectively. The table is based on information made available by commercial financial information services and is believed to be reliable.

	Ordinary Shares		ADSs
	High	Low	High	Low
	(HK$)		(US$)
Fiscal Year:
2000	11.150	2.400	27.50	6.00
2001	5.100	3.150	13.40	7.80
2002	6.200	2.575	15.50	6.52
2003	2.875	1.660	7.25	4.20
2004	3.175	2.450	8.00	4.80
Fiscal 2003:
First Quarter	2.875	1.660	7.25	4.21
Second Quarter	2.200	1.680	5.82	4.20
Third Quarter	2.400	1.810	6.25	4.81
Fourth Quarter	2.025	1.820	5.20	4.55
Fiscal 2004:
First Quarter	3.175	1.970	7.92	4.80
Second Quarter	3.100	3.050	7.90	6.39
Third Quarter	2.675	2.400	7.57	6.16
Fourth Quarter	2.900	2.725	8.00	6.85
Fiscal 2005:
First Quarter	2.900	2.775	7.25	6.60
Previous Six Months:
December 2004	3.000	2.900	7.89	7.22
January 2005	2.900	2.750	7.25	6.85
February 2005	2.775	2.650	7.05	6.71
March 2005	2.825	2.600	7.05	6.60
April 2005	3.025	2.850	7.68	7.05
May 2005	2.850	2.675	7.40	6.75
June 2005 (As of June 23, 2005)	2.750	2.650	7.28	6.75

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the Nasdaq National Market under the symbol “ICAB”, and our ordinary shares are listed on the HKSE under the number “1097”.

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

Voting Rights

We are required to hold an annual general meeting of shareholders within 15 months from the date of our last annual general meeting. We may also hold other general meetings of shareholders, which are called extraordinary general meetings, from time to time. Our board of directors may convene an extraordinary general meeting at will or, under section 113 of the Companies Ordinance of Hong Kong, upon request of our shareholders and in default, an extraordinary general meeting may be convened by the requesting shareholders. Our annual general meeting and any general meeting of i-CABLE called for the passing of a special resolution requires at least 21 days’ notice, and any other meeting of i-CABLE requires at least 14 days’ notice. The notice must specify the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business. NASDAQ MarketPlace Rule 4350 (f) requires a minimum quorum of 33 1/3 percent of the outstanding shares of a company’s common voting stock for any meeting of the holders of a company’s common stock. At the time of our initial public offering in 1999, we received an exemption from compliance with the quorum requirement under NASDAQ MarketPlace Rule 4350 (f). According to our articles of association, the quorum for a general meeting is two shareholders present in person or by proxy. We believe this is consistent with the practice of companies incorporated in Hong Kong.

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

D. Exchange Controls

Under existing Hong Kong law, (i) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of dividends or other payments on the Company’s outstanding ordinary shares to U.S. residents and (ii) there are no limitations on the rights of non-resident or foreign owners to hold the Company’s ordinary shares.

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

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of the ordinary shares and ADSs as long as they are held as capital assets. Trading gains from the sale of assets by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% on corporations and at the rate of 16% on unincorporated businesses or individuals. Gains or losses from sales of shares listed on the HKSE will be considered to be derived from or arise in Hong Kong.

Gains or losses from sales of ADSs may be considered to be derived from or arise in Hong Kong where either the contracts of purchase and sale are effected in Hong Kong. In determining whether a contract is effected in Hong Kong, the IRD considers all steps leading up to and including the signing and execution of the purchase and sales contracts. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. Liability for Hong Kong profits tax would also arise in respect of trading gains from sales of ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong where the contracts of purchase and sale were effected in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.00 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares. For example, a total of HK$2.00 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit of ADSs does not result in a change in the beneficial interest of the ordinary shares under Hong Kong law. The issuance of ADSs by the depositary upon the deposit of ordinary shares issued directly by i-CABLE to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong where the transfer does not result in a requirement to register such transfer of ADSs in Hong Kong or a change in the beneficial interest of the ordinary shares under Hong Kong law.

If stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed.

Estate Duty

The ordinary shares are Hong Kong property under Hong Kong law, and accordingly such ordinary shares may be subject to estate duty on the death of the beneficial owner of such ordinary shares, regardless of the place of the owner’s residence, citizenship or domicile. The IRD may treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs even if the ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

Where a person has transferred ordinary shares to a controlled company (which is defined in the Estate Duty Ordinance to mean a company controlled by not more than 5 persons) during a period of 3 years ending on the person’s death, the controlled company may be liable to estate duty if during that period the deceased has received benefits from it. This may also apply to a transfer by the deceased of ADSs to the company if the ADSs were to be treated as Hong Kong property by the Inland Revenue Department.

The Revenue (Abolition of Estate Duty) Bill 2005, which seeks to implement the proposal to abolish estate duty announced in the 2005/2006 Budget, was gazetted on May 6, 2005. Under the proposal in the Bill, estates of persons who pass away after the commencement of the Revenue (Abolition of Estate Duty) Ordinance 2005 will not be subject to estate duty.

Tax Treaties

No double tax treaty exists between the United States and Hong Kong apart from a treaty to avoid double taxation on shipping income.

United States

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations that are anticipated to be material to the purchase, ownership, and disposition of our shares or ADSs by U.S. Holders, as defined below. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as in effect on the date hereof. These laws are all subject to change or different interpretation, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold our shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code.

Each prospective investor is urged to consult its own tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of our shares or ADSs.

For purposes of this summary, a U.S. Holder is a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is taxable as a corporation, created in or organized under the laws of the United States or any State or political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•	a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

•	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

A beneficial owner of our shares or ADSs that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

A foreign corporation will be treated as a “passive foreign investment company” or “PFIC”, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive for any year. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC in the current year and do not anticipate becoming a PFIC in the future. This is, however, a factual determination made on an annual basis. Because the classification of certain of our assets for United States federal income tax purposes is uncertain, the PFIC rules are subject to administrative interpretation, and the relevant facts may change in the future, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under “U.S. Holders-Dividends” and “U.S. Holders-Sale or Other Disposition of Shares or ADSs,” assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code. See “PFIC Considerations” below.

U.S. Holders

For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the proportionate interest of the shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders’ proportionate interest in the shares. A U.S. Holder’s tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon actual or constructive receipt. Cash distributions paid by us in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our shares or ADSs, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar to Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. U.S. Holders should consult their own tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

Under current law, “qualified dividend income” received by an individual after December 31, 2002 and before January 1, 2009 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10- or 15- percent brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the ADSs and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.

Dividends received on shares or ADSs generally will be treated, for United States federal income tax purposes, as income from non-U.S. sources. Such non-U.S. source income generally will be “passive income” or “financial services income” for taxable years beginning on or before December 31, 2006, and as “passive category income”, or in certain cases “general category income”, for taxable years beginning after December 31, 2006, which is treated separately from other types of income for purposes of computing the foreign tax credit. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for federal income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Sale or Other Disposition of Shares or ADSs. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such shares or ADSs, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its own tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.

Pursuant to recently-enacted legislation, a penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to timely disclose its participation in a “reportable transaction” (as defined in Section 6011 of the Code). A taxpayer that has participated in a “reportable transaction” during the tax year must attach a disclosure statement to its United States federal income tax return. A “reportable transaction” includes a transaction generating a loss under Code Section 165 in excess of certain specified amounts (which amounts vary depending on several factors, including the status of the taxpayer as an individual, trust, partnership or corporation). Investment in shares and ADSs could be treated as a “reportable transaction” that must be disclosed on a U.S. Holder’s United States federal income tax return if the investment results in the taxpayer claiming a foreign currency loss on such tax return equal to or greater than the specified amount (e.g., $50,000 in the case of a taxpayer that is an individual or trust). U.S. Holders are urged to consult their own tax advisors regarding the circumstances in which an investment in shares or ADSs may result in a “reportable transaction” that is required to be disclosed.

PFIC Considerations

If we were to be classified as a PFIC for any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sales of the shares or ADSs and (ii) any “excess distribution” paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Prospective investors are urged to consult their own tax advisors regarding the potential tax consequences to them if we are or do become a PFIC, as well as certain elections that may be available to them to mitigate such consequences.

Non-U.S. Holders

An investment in shares or ADSs by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

•	the dividends received or gain recognized on the sale of the shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, or

•	in the case of gains recognized on a sale of shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met. The non-U.S. Holder will be subject to United States federal income tax at a rate of 30% on the amount by which the U.S.-source capital gains exceed non-U.S.-source capital losses.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends on or the proceeds received on the sale, exchange or redemption of shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax at the rate of 28% may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s United States Federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s United States Federal income tax liability provided that the appropriate returns are filed.

A non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by i-CABLE at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to foreign exchange and interest-rate risk primarily associated with underlying assets and/or liabilities. During 2004, we entered into a forward foreign exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2005. We had, as at December 31, 2004, an outstanding forward contract to buy foreign currency with a notional principal value of HK$101 million equivalent.

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

Interest Rate Risk

As of December 31, 2004, we had cash and cash equivalents of HK$115 million (US$14.8 million). The interest income derived from these cash and cash equivalents is determined with reference to market interest rates.

Deflation

For the years 2002, 2003 and 2004, Hong Kong experienced an annual deflation rate of 3.0%, 2.6% and 0.4%, respectively, based on its Composite Consumer Price Index. Deflation in Hong Kong has not had a material impact on our operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a - 14(c) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is made known to them by others within i-CABLE and its subsidiaries and is recorded, processed, summarized and reported as and when required.

(b) There were no significant changes in our internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of our evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Anthony K. K. Yeung, JP, who was appointed as a Director as well as audit committee member of the Company in September 2004, qualifies as an audit committee financial expert as defined in Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

We adopted a Code of Ethics that applied to our Chief Executive Officer and senior financial officers in 2003. We amended this Code of Ethics to comply with the Sarbanes-Oxley Act of 2002 in 2005. We filed this amended Code of Ethics as an exhibit to this annual report on Form 20-F for 2004. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees to the Independent Auditor

The Board of Directors engaged KPMG (“KPMG”) to perform an annual audit of the Company’s financial statements. The following table presents fees for professional audit services rendered by KPMG for the audit of the Company’s annual consolidated financial statements for 2003 and 2004, and fees billed for other services rendered by KPMG in each of those years.

	2003	2004
	HK$’000	HK$’000
Audit fees	2,527	2,504
Audit-related fees (1)	16	16
Tax fees (2)	387	772
All other fees (3)	—	450

Total fees	2,930	3,742

(1)	Audit related fees consist of fees for issuance of agreed upon procedures reports not required by statute or regulation.

(2)	Tax fees consist of fees for tax compliance, tax advice, and tax planning services.
(3)	Fees for issuance of a report in connection with the capital reduction of a subsidiary during 2004.

Pre-Approval of Services Provided by KPMG

The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by KPMG after January 1, 2003. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by KPMG in 2004 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Nasdaq listing requirements require listed companies to be audited by an independent public accountant that either: (a) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (b) is enrolled in a peer review program and has within 18 months received a peer review that meets guidelines acceptable to Nasdaq. Among other things, the peer review should be comparable to the peer review standards of the American Institute of Certified Public Accountants and the peer review program should be subject to oversight by an independent body comparable to the Public Company Accounting Oversight Board (the “PCAOB”).

While there is no peer review requirement in Hong Kong, the company’s independent registered public accounting firm, KPMG, are registered with the PCAOB and also with the Hong Kong Institute of Certified Public Accountants, the regulatory body of Hong Kong public accountants, and are subject to their oversight and inspection reviews.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. EXHIBITS

(b) List of Exhibits

See Item 19(a) and Exhibits, which are incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-11014) filed with the Commission on November 1, 1999, except for Exhibit 3.2 - Articles of Association of i-CABLE, which was amended on each of June 6, 2002 and May 29, 2003 and was filed with the annual report on Form 20-F for 2003 as Exhibit 1.1 and is incorporated by reference herein.

Exhibit 8.1	List of Subsidiaries.

Exhibit 11.1	Code of Ethics.

Exhibit 12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification by the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C.ss.1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

i-CABLE Communications Limited

By:	/s/ Samuel S. F. Wong
Name:	Samuel S. F. Wong
Title:	Chief Financial Officer

Date: June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

i-CABLE Communications Limited:

We have audited the accompanying consolidated balance sheets of i-CABLE Communications Limited and its subsidiaries (the “Group”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2004, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of i-CABLE Communications Limited and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG

Hong Kong

June 28, 2005

i-CABLE Communications Limited

Consolidated Statements of Operations

For the year ended December 31

	Note		2002		2003		2004		2004
			HK$		HK$		HK$		US$
			(in thousands, except for per share and per ADS data)
Service revenues	3,4			2,160,788		2,142,813		2,371,727		305,151

Programming costs				(732,205)		(649,523)		(790,575)		(101,717)
Network and other operating expenses				(351,148)		(360,983)		(380,584)		(48,967)
Selling, general and administrative expenses				(346,742)		(343,098)		(372,738)		(47,957)
Depreciation				(504,258)		(538,599)		(532,113)		(68,463)

Profit from operations				226,435		250,610		295,717		38,047

Interest income	5			26,355		8,485		24		3
Finance costs	5			(62,463)		(15,610)		(238)		(31)
Non-operating income/(expenses)	6			(198)		(9,885)		1,499		193
Impairment loss on investments	5			(72,870)		—		—		—

Profit before taxation	5			117,259		233,600		297,002		38,212

Provision for income tax	7	(a)
- current income tax charge				(10,823)		(139,938)		(17,665)		(2,273)
- deferred income tax credit				10,823		126,796		60,322		7,761

				—		(13,142)		42,657		5,488

Net profit				117,259		220,458		339,659		43,700

Earnings per share	9
Basic			HK$	0.06	HK$	0.11	HK$	0.17	US$	0.02

Diluted			HK$	0.06	HK$	0.11	HK$	0.17	US$	0.02

Weighted-average shares outstanding for earnings per share (thousands)
Basic				2,016,284		2,019,234		2,019,234		2,019,234

Diluted				2,026,931		2,019,234		2,019,234		2,019,234

Earnings per ADS	9
Basic			HK$	1.16	HK$	2.18	HK$	3.36	US$	0.43

Diluted			HK$	1.16	HK$	2.18	HK$	3.36	US$	0.43

ADS outstanding for earnings per ADS (thousands)
Basic				100,814		100,962		100,962		100,962

Diluted				101,347		100,962		100,962		100,962

Dividends attributable to the year	8
Interim dividend declared during the year				30,289		30,289		60,577		7,794
Final dividend proposed after the balance sheet date				30,289		80,769		90,866		11,691

				60,578		111,058		151,443		19,485

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Balance Sheets

As of December 31

	Note		2003	2004	2004
			HK$’000	HK$’000	US$’000
ASSETS
Current assets
Inventories	10		17,511	16,195	2,084
Accounts receivable from trade debtors, net	11		112,054	118,237	15,213
Deposits, prepayments and other receivables			84,693	116,119	14,940
Amounts due from fellow subsidiaries	12		3,453	1,416	182
Amount due from immediate holding company	18		—	320	41
Cash and cash equivalents			28,915	115,013	14,798

Total current assets			246,626	367,300	47,258

Property, plant and equipment	13		2,169,729	2,050,787	263,858
Programming library	14		142,171	127,311	16,380
Deferred tax assets	20	(b)	112,600	203,285	26,155
Non-current investments	15		9,725	9,725	1,251

TOTAL ASSETS			2,680,851	2,758,408	354,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to trade creditors	16		48,520	109,302	14,063
Accrued expenses and other payables			441,369	354,024	45,549
Receipts in advance and customers’ deposits			241,753	220,564	28,378
Taxation	20	(a)	131,055	17,022	2,190
Amounts due to fellow subsidiaries	17		20,606	31,572	4,062
Amount due to immediate holding company	18		300	—	—

Total current liabilities			883,603	732,484	94,242

Deferred tax liabilities	20	(b)	112,600	142,963	18,394

TOTAL LIABILITIES			996,203	875,447	112,636

Shareholders’ equity
Share capital	21		2,019,234	2,019,234	259,799
Reserves			(334,586)	(136,273)	(17,533)

TOTAL SHAREHOLDERS’ EQUITY			1,684,648	1,882,961	242,266

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			2,680,851	2,758,408	354,902

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statements of Changes in Equity

	Share capital	Reserves					Total
		Share premium	Investment revaluation reserve	Special capital reserve	Revenue reserve	Total reserve
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Group
Balance at January 1, 2002*	2,014,000	4,826,326	(14,500)	—	(5,369,451)	(557,625)	1,456,375

Transfer from the statement of operations	—	—	—	—	117,259	117,259	117,259
Dividend approved in respect of the previous year	—	—	—	—	(50,350)	(50,350)	(50,350)
Dividend declared in respect of the current year	—	—	—	—	(30,289)	(30,289)	(30,289)
Deficit on revaluation of investments and net loss not recognized in the statement of operations	—	—	(58,156)	—	—	(58,156)	(58,156)
Transfer to the statement of operations on impairment of investments	—	—	72,870	—	—	72,870	72,870
Transfer to the statement of operations on disposal of debt securities	—	—	(214)	—	—	(214)	(214)
Shares issued under share option scheme	5,234	12,039	—	—	—	12,039	17,273

Balance at December 31, 2002*	2,019,234	4,838,365	—	—	(5,332,831)	(494,466)	1,524,768

Transfer from the statement of operations	—	—	—	—	220,458	220,458	220,458
Dividend approved in respect of the previous year	—	—	—	—	(30,289)	(30,289)	(30,289)
Dividend declared in respect of the current year	—	—	—	—	(30,289)	(30,289)	(30,289)

Balance at December 31, 2003*	2,019,234	4,838,365	—	—	(5,172,951)	(334,586)	1,684,648

i-CABLE Communications Limited

Consolidated Statements of Changes in Equity

	Share capital	Reserves					Total
		Share premium	Investment revaluation reserve	Special capital reserve	Revenue reserves	Total reserves
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at December 31, 2003*	2,019,234	4,838,365	—	—	(5,172,951)	(334,586)	1,684,648

Transfer from the statement of operations	—	—	—	—	339,659	339,659	339,659
Dividend approved in respect of the previous year	—	—	—	—	(80,769)	(80,769)	(80,769)
Dividend declared in respect of the current year	—	—	—	—	(60,577)	(60,577)	(60,577)
Transfer to special capital reserve**	—	—	—	3,345	(3,345)	—	—

Balance at December 31, 2004*	2,019,234	4,838,365	—	3,345	(4,977,983)	(136,273)	1,882,961

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.
**	The special capital reserve is non-distributable and it should be applied for the same purposes as the share premium account. Details of the special capital reserve are set out in Note 23 to the financial statements.

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statements of Cash Flows

	Year ended December 31
	2002	2003	2004	2004
	HK$’000	HK$’000	HK$’000	US$’000
Operating activities
Profit before taxation	117,259	233,600	297,002	38,212

Adjustments for:
Finance costs	62,463	15,610	238	31
Interest income	(26,355)	(8,485)	(24)	(3)
Depreciation	504,258	538,599	532,113	68,463
Amortization of programming library	152,861	95,152	92,860	11,948
Impairment loss on investments	72,870	—	—	—
Gain on disposal of listed investments	(469)	(99)	—	—
Impairment loss of property, plant and equipment	1,671	5,734	3,824	492
(Gain)/loss on disposal of property, plant and equipment	198	7,593	(1,499)	(193)

Operating profit before changes in working capital	884,756	887,704	924,514	118,950

Decrease in inventories	16,020	5,772	9,135	1,175
(Increase)/decrease in accounts receivable from trade debtors	8,543	(22,574)	(6,183)	(796)
(Increase)/decrease in deposits, prepayments and other receivables	10,989	(54,780)	(29,967)	(3,856)
(Increase)/decrease in amounts due from fellow subsidiaries	(440)	4,744	2,037	262
Increase/(decrease) in amounts due to trade creditors	17,541	(2,721)	32,336	4,160
Increase/(decrease) in accrued expenses and other payables	(23,603)	54,489	(12,492)	(1,607)
Decrease in receipts in advance and customers’ deposits	(6,529)	(140,821)	(21,189)	(2,726)
Increase in amounts due to fellow subsidiaries	3,927	3,848	10,966	1,411
Increase/(decrease) in amount due to immediate holding company	31	(232)	(620)	(79)

Cash generated from operations	911,235	735,429	908,537	116,894

Interest received	25,448	10,704	24	3
Interest paid	(62,382)	(15,690)	(238)	(31)
Hong Kong Profits Tax paid	(10,904)	(10,890)	(131,639)	(16,937)
Overseas tax paid	—	—	(59)	(7)

Net cash from operating activities	863,397	719,553	776,625	99,922

i-CABLE Communications Limited

Consolidated Statements of Cash Flows (continued)

	Year ended December 31
	2002	2003	2004	2004
	HK$’000	HK$’000	HK$’000	US$’000

Investing activities
Purchase of property, plant and equipment	(608,689)	(362,788)	(459,036)	(59,060)
Additions to programming library	(107,652)	(90,729)	(95,357)	(12,269)
Proceeds from sales of property, plant and equipment	4,333	7,982	5,161	664
(Placement)/redemption of deposits with financial institutions	(156,000)	468,000	—	—
Purchase of investments	(46,861)	—	—	—
Proceeds from disposal of investments	31,182	27,078	—	—

Net cash generated from/(used in) investing activities	(883,687)	49,543	(549,232)	(70,665)

Financing activities
Proceeds from/(repayment of) bank loans	386,299	(386,299)	—	—
Proceeds from shares issued under share option scheme	17,273	—	—	—
Dividends paid	(80,639)	(60,578)	(141,295)	(18,179)
Redemption of convertible bonds	(1,500,000)	(300,000)	—	—

Net cash used in financing activities	(1,177,067)	(746,877)	(141,295)	(18,179)

Net increase/(decrease) in cash and cash equivalents	(1,197,357)	22,219	86,098	11,078

Cash and cash equivalents at January 1	1,204,053	6,696	28,915	3,720

Cash and cash equivalents at December 31	6,696	28,915	115,013	14,798

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements

For the year ended December 31, 2004

1. Basis of presentation

The consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) (“HK GAAP”). Information relating to the nature and effect of differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set out in Note 30.

The consolidated financial statements are expressed in Hong Kong dollars. Solely for the convenience of the reader, the December 31, 2004 consolidated financial statements have been translated into United States dollars at the rate of exchange US$1=HK$7.7723, the noon buying rate for cable transfers for buying Hong Kong dollars at December 31, 2004 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other particular rate at December 31, 2004 or any other date.

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

For the year ended December 31, 2004

(c)	Basis of consolidation (continued)

(ii)	Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired.

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

(d)	Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and any accumulated impairment losses (see Note 2(t) below). Cost includes materials, labour and an appropriate proportion of overhead and borrowing costs directly attributable to acquisition, construction or production of such property, plant and equipment that necessarily take a substantial period of time to get ready for their intended use. Estimated cost of dismantling and removing the property, plant and equipment and restoring the site, to the extent that it is recognized as a provision under Statement of Standard Accounting Practice (“SSAP”) 28 “Provisions, contingent liabilities and contingent assets” issued by the HKICPA, is also included.

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

The principal annual depreciation rates used are as follows:

Network, decoders, cable modems and television production systems	5% to 50%
Furniture, fixtures, other equipment and motor vehicles	10% to 33.33%
Leasehold land	Shorter of 40 years and unexpired term of land leases
Buildings	2.5%
Leasehold improvements	8.33%

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

(e)	Programming costs

(i)	Programming library

Programming library consists of presentation rights for commissioned programs and acquired programs for showing on the Group’s television channels, and commissioned programs for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortization and any impairment losses (see Note 2(t) below). Amortization is charged to the statement of operations on an accelerated basis over the license period or over the estimated number of future showings. Subsequent expenditure on programs after initial acquisition is recognized as an expense when incurred.

Commissioned programs for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortized cost or net realizable value. Costs are amortized on an individual program basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

(ii)	Live programs

Live programs consist of third party feed programs and are charged to the statement of operations upon telecast of the programs. Payments made in advance or in arrears of program costs recognized are recorded as prepayments or accruals, as appropriate.

(iii)	In-house developed programs

In-house developed programs consist primarily of news, documentary and general entertainment programs which take a short time from production to telecast. Accordingly, the costs of in-house developed programs are written off in the period in which they are incurred.

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

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement. None of the Group’s cash and cash equivalents are restricted as to withdrawal.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

(h)	Revenue recognition

Revenue is recognized in the statement of operations provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if any, can be measured reliably as follows:

(i)	Income from the provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognized at the time when the services are provided.

(ii)	Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs.

(iii)	Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in Note 2(h)(i)and (ii) above. Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

(iv)	Advertising income net of agency deductions is recognized on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognized evenly over the contract period.

(v)	Program licensing income is recognized on a straight-line basis over the license period or in full upon delivery of the programs concerned in accordance with the terms of the license contracts, and is stated net of withholding tax.

(vi)	When the outcome of construction contracts relating to the Group’s satellite television services business can be estimated reliably, revenue from a fixed price contract is recognized using the percentage of completion method, measured with reference to the percentage of contract costs incurred to date relative to the estimated total contract costs. When the outcome of such construction contracts cannot be estimated reliably, revenue is recognized only to the extent that recovery of contract costs is probable.

(vii)	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

(viii)	Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(i)	Borrowing costs

Borrowing costs are expensed in the statement of operations in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

(j)	Income tax

(i)	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

(j)	Income tax (continued)

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

(k)	Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to HK$63,689,974, HK$40,924,164 and HK$42,562,845 for each of the years ended December 31, 2002, 2003 and 2004, respectively.

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

The functional currency of the Group’s operations is the Hong Kong dollar.

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

The principal retirement scheme operated by the Group is a defined contribution retirement scheme which has been closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits. Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. Assets of both schemes are maintained independently from those of the Group. Contributions to the retirement schemes are charged to the statement of operations as and when incurred. Retirement contributions incurred by the Group for the years ended December 31, 2002, 2003 and 2004 amounted to HK$40,716,728, HK$30,939,810 and HK$29,997,877 respectively.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

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

The preparation of the Group’s consolidated financial statements requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as allowance for uncollectible accounts receivable, inventory obsolescence, amortization, taxes, provisions, and contingencies (see also Note 2(v) below).

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

For the year ended December 31, 2004

(t)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or any impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;
•	programming library; and
•	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the statement of operations whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the statement of operations in the year in which the reversals are recognized.

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

Corporate items mainly financial and corporate assets, interest-bearing borrowings and corporate and financing expenses, non-domestic television services and program licensing business..

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

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

3. Service revenues

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 24 to the consolidated financial statements.

Service revenues comprise principally subscription and installation fees for cable television and Internet services, Internet Protocol Point wholesale services and also include equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, channel distribution fees, television relay service income, program licensing income, fiber network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, portal and mobile content service income, television magazine sales, late payment charges to subscribers and similar income.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

4. Segment information

The Company’s reportable segments are strategic business units. The Company evaluates segment performance based on a number factors, of which the primary financial measures are business segment revenues and operating income/loss.

	Segment revenue			Segment result
	2002	2003	2004	2002	2003	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,710,767	1,734,208	1,888,448	331,757	444,138	468,868
Internet and multimedia	450,021	408,605	480,574	8,668	(84,775)	(44,227)
Corporate	—	—	6,133	(113,990)	(108,753)	(128,924)
Inter-segment elimination	—	—	(3,428)	—	—	—

	2,160,788	2,142,813	2,371,727

Profit from operations				226,435	250,610	295,717
Interest income				26,355	8,485	24
Finance costs				(62,463)	(15,610)	(238)
Impairment loss on investments				(72,870)	—	—
Income tax				—	(13,142)	42,657
Non-operating income / (expenses)				(198)	(9,885)	1,499

Profit attributable to shareholders				117,259	220,458	339,659

		Segment assets			Segment liabilities
		2003	2004		2003	2004
		HK$’000	HK$’000		HK$’000	HK$’000
Pay television		1,616,550	1,578,387		539,354	527,595
Internet and multimedia		881,402	803,767		181,550	151,504

		2,497,952	2,382,154		720,904	679,099

Corporate assets / liabilities		182,899	376,254		275,299	196,348

Consolidated total assets / liabilities		2,680,851	2,758,408		996,203	875,447

Other information on expenditure

		Property, plant and equipment			Programming library
		2003	2004		2003	2004
		HK$’000	HK$’000		HK$’000	HK$’000
Pay television		251,533	243,330		81,934	65,358
Internet and multimedia		173,992	182,575

	Depreciation			Amortization
	2002	2003	2004	2002	2003	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	296,826	289,362	279,263	152,728	94,485	84,822
Internet and multimedia	201,758	243,597	247,300

	498,584	532,959	526,563
Corporate	5,674	5,640	5,550

	504,258	538,599	532,113

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

4. Segment information (continued)

Pay television services include cable television services, advertising services, television relay services, program licensing, satellite television systems maintenance services, project management services, sales of satellite television systems and network rental. Internet and multimedia services include dial-up and broadband Internet access services and Internet Protocol Point wholesale services.

The Group’s operating activities are primarily undertaken in one geographical area, Hong Kong.

5. Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Interest income

Interest income from listed investments	(1,402)	(205)	—
Interest income from deposits with banks and other financial institutions	(24,259)	(8,280)	(24)
Other interest income	(694)	—	—

	(26,355)	(8,485)	(24)

Finance costs

Interest expenses on bank loans and overdrafts repayable within five years	1,861	4,843	238
Interest expenses on convertible bonds repayable within five years	60,602	10,767	—

	62,463	15,610	238

Other items

Depreciation:
- assets held for use in operating leases	59,265	71,346	59,211
- others	444,993	467,253	472,902
Amortization of programming library*	152,861	95,152	92,860
Cost of inventories	12,671	21,093	21,866
Rentals payable under operating leases in respect of land and buildings	43,271	42,603	41,160
Contribution to defined contribution plans, net of capitalized costs	35,405	27,110	26,700
Impairment loss on investments	72,870	—	—
Rentals receivable under operating leases in respect of:
- subleased land and buildings	(5,773)	(5,392)	(4,725)
- owned plant and machinery	(27,865)	(55,491)	(93,733)
Net realized gain on disposal of investments	(469)	(99)	—

*	Amortization of programming library is included within programming costs in the consolidated results of the Group.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

5. Profit before taxation (continued)

Operating expenses are analyzed by nature in compliance with SSAP 1, “Presentation of Financial Statements” as follows:

	2002	2003	2004
	HK$’000	HK$’000	HK$’000

Depreciation and amortization (including amortization of programming library)	657,119	633,751	624,973
Staff costs	620,276	647,313	669,959
Other operating expenses	656,958	611,139	781,078

Total operating costs	1,934,353	1,892,203	2,076,010

6. Non-operating income/(expenses)

These comprise:

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Net gain/(loss) on disposal of property, plant and equipment	(198)	(7,593)	1,499
Net realized exchange loss on foreign currency deposits	—	(2,292)	—

	(198)	(9,885)	1,499

7. Income tax in the consolidated statement of operations

(a)	Taxation in the consolidated statement of operations represents:

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Current tax – Provision for Hong Kong Profits Tax
Tax for the year	(10,827)	(139,933)	—
Over/(under) provision in respect of prior year	4	—	(589)

	(10,823)	(139,933)	589

Current tax – Overseas
Tax for the year	—	(5)	(76)

Provision for protective assessments on leasing partnerships	—	—	(17,000)

Deferred tax
Benefit of previously unrecognized tax losses now recognized	—	—	94,322
Elimination of deferred tax assets	—	—	(34,000)
Reversal of temporary differences	10,823	138,683	—
Effect of increase in tax rate on deferred tax balances at January 1	—	(11,887)	—

	10,823	126,796	60,322

Net income tax expense/(credit)	—	(13,142)	42,657

All but an insignificant portion of profit before taxation is from Hong Kong sources.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

7. Income tax in the consolidated statement of operations (continued)

In March 2003, the Government of Hong Kong SAR announced an increase in the Profits Tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5% starting from the 2003/04 year of assessment. This increase is taken into account in the preparation of the Group’s 2003 financial statements. The provision for Hong Kong Profits Tax for 2004 is calculated at 17.5% (2002: 16% and 2003: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country.

In 2003, a provision amounting to HK$139,933,000 was made upon the crystallisation of a deferred tax liability provided for pursuant to a leveraged leasing arrangement the Group had entered into during 1993 to 1995 which expired in September 2003. An additional HK$11,887,000 provision was also made for the effect of an increase in tax rate to 17.5% from 16% previously assumed in the deferred tax liability’s original measurement.

The Group is in discussion with the Inland Revenue Department (“IRD”) regarding previous years’ tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (“the Partnerships”) under the Group, pursuant to the said leveraged leasing arrangement.

To preserve its right under the dispute, the IRD has issued protective assessments up to HK$272 million against various Group entities for the period from 1995/96 to 2003/04. The Group has since objected to the assessments and the IRD has granted unconditional holdover for HK$247 million of the assessment amount, and conditional holdover for the remaining HK$25 million. For the latter, the Partnerships have purchased HK$18 million Tax Reserve Certificates (“TRCs”) before December 31, 2004 and HK$7 million after year end, in satisfaction of the holdover condition.

The management is of the view that the Group’s maximum tax exposure as at December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999, such that the contingent tax exposure for the Group is estimated at HK$42 million.

Although the outcome of the discussions is still uncertain, the management considers that there are grounds to contest the protective assessments and will pursue this case vigorously, unless a compromised settlement can be reached with the IRD. Notwithstanding the foregoing, based on a counter-offer under contemplation, at the end of 2004, the management decided to make a provision of HK$12 million in 2004 (2002 and 2003: Nil) for the Group’s expected share of the tax liability. Based on a latest offer being considered after year end, management has decided to further increase the provision to HK$17 million. As part of the settlement proposal, total tax losses of HK$692 million in two group entities have also been offered to be surrendered triggering the absorption of certain unrecognized tax losses and the recognition of an appropriate amount of deferred tax liability as disclosed under Note 20b to the financial statements.

The differences between the profits tax rate in Hong Kong and the Group’s effective tax rate were as follows for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004
	%	%	%
Hong Kong Profits Tax rate	16.0	17.5	17.5
Tax effect of non-deductible expenses	12.2	1.0	0.2
Tax effect of non-taxable revenue	(13.1)	(3.7)	(0.3)
Under provision in prior year	—	—	0.2
Utilization of unrecognized tax losses of previous years	(15.1)	(14.3)	(17.4)
Tax effect of protective assessments on leasing partnerships	—	—	5.7
Tax effect of previously unrecognized tax losses now recognized	—	—	(31.7)
Tax effect of elimination of deferred tax assets	—	—	11.4
Effect of opening deferred tax balances resulting from increase in tax rate during the year	—	5.1	—

Average effective tax rate	—	5.6	(14.4)

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

8. Dividends attributable to the year

(a)	Dividends attributable to the year

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Interim dividend declared and paid of 3 cents per share (2002 and 2003: 1.5 cents per share)	30,289	30,289	60,577
Final dividend proposed after the balance sheet date of 4.5 cents per share (2002: 1.5 cents per share; 2003: 4 cents per share)	30,289	80,769	90,866

	60,578	111,058	151,443

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividend attributable to the previous financial year, approved and paid during the year

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 4 cents per share (2002: 2.5 cents per share; 2003: 1.5 cents per share)	50,350	30,289	80,769

9. Basic and diluted earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the net profit of HK$117,259,000, HK$220,458,000 and HK$339,659,000 for each of the years ended December 31, 2002, 2003 and 2004 respectively and the weighted average of 2,016,284,165, 2,019,234,400 and 2,019,234,400 ordinary shares outstanding for each respective year.

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the net profit of HK$117,259,000, HK$220,458,000 and HK$339,659,000 for each of the years ended December 31, 2002, 2003 and 2004 respectively and the weighted average of 2,026,931,374, 2,019,234,400 and 2,019,234,400 ordinary shares outstanding for each respective year after adjusting for the effects of all dilutive potential ordinary shares as shown below:

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

9. Basic and diluted earnings per share (continued)

(c)	Reconciliations

	2002	2003	2004
	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	2,016,284,165	2,019,234,400	2,019,234,400
Deemed issue of ordinary shares for no consideration pursuant to the Company’s share option scheme	10,647,209	—	—

Weighted average number of ordinary shares used in calculating diluted earnings per share	2,026,931,374	2,019,234,400	2,019,234,400

The Company’s convertible bonds were all redeemed at par in 2003. During 2002, the potential issue of ordinary shares in connection with the Company’s convertible bonds would not give rise to a decrease in earnings per share. Accordingly, the convertible bonds had no dilutive effect on the calculation of diluted earnings per share in 2002 and 2003. All of the Company’s share options did not have intrinsic value throughout 2003 and 2004 and had no dilutive effect on the calculation of diluted earnings per share in both years.

Basic and diluted earnings per ADS is calculated on the same basis based on 20 ordinary shares per ADS.

10. Inventories

	2003	2004
	HK$’000	HK$’000
Spare parts, consumables and equipment held for resale	33,487	36,271
Less: Provision for obsolescence	(15,976)	(20,076)

	17,511	16,195

Included in spare parts and consumables are inventories of HK$16,195,000 (2003: HK$17,511,000) stated net of provision made in order to state these inventories at the lower of their cost and estimated net realizable value.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

11. Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts of HK$12,831,000 and HK$19,534,000 at December 31, 2003 and 2004 respectively) is set out as follows:

	2003	2004
	HK$’000	HK$’000
0 to 30 days	67,615	75,521
31 to 60 days	19,526	19,612
61 to 90 days	12,530	13,588
Over 90 days	12,383	9,516

	112,054	118,237

Allowance for doubtful accounts is analyzed as follows:

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Balance at beginning of year	12,431	18,054	12,831
Provision for the year	10,902	10,449	11,474
Written off	(4,746)	(15,672)	(4,771)
Bad debt recovered	(533)	—	—

Balance at end of year	18,054	12,831	19,534

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days. Full provisions for doubtful debts have been made for all subscription fees overdue for more than 90 days and airtime sales overdue for more than 150 days.

12. Amounts due from fellow subsidiaries

Amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

13. Property, plant and equipment

	Network, decoders, cable modems and television production systems	Furniture, fixtures, other equipment and motor vehicles	Leasehold land and buildings in Hong Kong
			Long term	Medium term	Short term	Leasehold improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost

At January 1, 2004	5,093,569	514,200	3,306	2,673	70	281,209	5,895,027
Additions	389,165	33,329	—	—	—	5,982	428,476
Disposals	(303,271)	(5,520)	—	—	—	—	(308,791)
Reclassification	(10,185)	—	—	—	—	—	(10,185)

At December 31, 2004	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527

Accumulated depreciation

At January 1, 2004	3,137,606	409,302	1,141	214	70	176,965	3,725,298
Charge for the year	471,596	34,196	76	67	—	26,178	532,113
Impairment loss	3,236	588	—	—	—	—	3,824
Written back on disposals	(299,785)	(5,344)	—	—	—	—	(305,129)
Reclassification	(2,366)	—	—	—	—	—	(2,366)

At December 31, 2004	3,310,287	438,742	1,217	281	70	203,143	3,953,740

Net book value

At December 31, 2004	1,858,991	103,267	2,089	2,392	—	84,048	2,050,787

At December 31, 2003	1,955,963	104,898	2,165	2,459	—	104,244	2,169,729

As at December 31, 2004, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$284,583,000 (2003: HK$331,896,000) and the related accumulated depreciation was HK$114,499,000 (2003: HK$151,377,000).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

14. Programming library

HK$’000
Cost

At January 1, 2004	432,512
Additions	78,000
Written off	(121,149)

At December 31, 2004	389,363

Accumulated amortization

At January 1, 2004	290,341
Charge for the year	92,860
Written off	(121,149)

At December 31, 2004	262,052

Net book value

At December 31, 2004	127,311

At December 31, 2003	142,171

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

15. Non-current investments

	2003	2004
	HK$’000	HK$’000
Unlisted equity securities	9,725	9,725

16. Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	2003	2004
	HK$’000	HK$’000
0 to 30 days	17,493	5,490
31 to 60 days	7,952	21,814
61 to 90 days	14,125	26,989
Over 90 days	8,950	55,009

	48,520	109,302

17. Amounts due to fellow subsidiaries

Amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.

18. Amount due from/(to) immediate holding company

Amount due from/(to) immediate holding company is unsecured, interest free, and has no fixed terms of repayment. The average balances due to the immediate holding company during the years ended December 31, 2003 and 2004 are HK$2,246,000 and HK$152,000, respectively.

19. Current assets and current liabilities

Amounts included under current assets and current liabilities that are expected to be recovered/settled after more than one year are as follows:

	2003	2004
	HK$’000	HK$’000
Inventories	5,258	4,969
Accounts receivable from trade debtors	61	85
Deposits, prepayments and other receivables	12,982	42,306
Amounts due from fellow subsidiaries	2,292	1,416
Accrued expenses and other payables	(1,712)	(1,900)
Receipts in advance and customers’ deposits	(82,444)	(84,531)
Amounts due to fellow subsidiaries	(44)	(36)

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

20. Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	2003	2004
	HK$’000	HK$’000
Provision for Hong Kong Profits Tax for the year	139,933	—
Overseas taxation	5	22
Provisional Profits Tax paid	(8,883)	—
Provision for protective assessments on leasing partnerships (Note 7)	—	17,000

	131,055	17,022

(b)	Deferred tax assets and liabilities recognized:

The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Tax losses	Total
	HK$’000	HK$’000	HK$’000
At January 1, 2003	264,435	(137,639)	126,796
Credited to consolidated statement of operations (Note 7)	(13,199)	(113,597)	(126,796)

At December 31, 2003	251,236	(251,236)	—

(Credited)/charged to consolidated statement of operations (Note 7)	(12,361)	(47,961)	(60,322)

At December 31, 2004	238,875	(299,197)	(60,322)

		2003	2004
		HK$’000	HK$’000
Net deferred tax assets recognized on the balance sheet		(112,600)	(203,285)
Net deferred tax liabilities recognized on the balance sheet		112,600	142,963

		—	(60,322)

(c)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets in respect of the following:

	2003	2004
	HK$’000	HK$’000
Future benefit of tax losses	954,093	718,551
Provision for obsolete inventories	35	35
Provision for bad and doubtful debts	—	426

	954,128	719,012

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2003

21. Share capital

	2003	2004
	HK$’000	HK$’000
Authorized 8,000,000,000 ordinary shares of HK$1 each	8,000,000	8,000,000

Issued and fully paid 2,019,234,400 ordinary shares of HK$1 each	2,019,234	2,019,234

No options were exercised during 2003 or 2004.

22. Equity compensation benefits

Pursuant to the Company’s share option scheme, the Board of Directors is authorized to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a)	Movements in share options

	2003	2004
	Number	Number
At January 1	58,543,600	28,791,500
Lapsed	(29,752,100)	(1,079,900)

At December 31	28,791,500	27,711,600

Options vested at December 31	10,170,300	15,009,600

(b)	Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price		2003	2004
				Number	Number
February 8, 2000	April 1, 2001 to December 31, 2009	HK$	10.49	16,270,000	15,640,000
February 19, 2001	July 1, 2002 to December 31, 2005	HK$	3.30	12,141,500	11,691,600
October 9, 2002	January 1, 2004 to December 31, 2005	HK$	3.30	380,000	380,000

				28,791,500	27,711,600

(c)	No share options were granted or exercised during 2003 and 2004.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2003

23. Special capital reserve

Pursuant to a written resolution of a subsidiary under the Group, dated November 19, 2004, and with the sanction of an Order of the High Court of the Hong Kong Special Administrative Region dated December 15, 2004 (“date of the capital reduction”), the issued share capital of the subsidiary was reduced from 4,427,266,000 shares of HK$1 each to 750,000,000 shares of HK$1 each (the “Capital Reduction”). The credit arising from the Capital Reduction was applied to eliminate the accumulated losses standing in the revenue reserve of the subsidiary as at September 30, 2004.

An undertaking was given to the Court by the subsidiary in connection with the Capital Reduction (the “Undertaking”). Pursuant to the Undertaking, any future recoveries or reversals of provisions in respect of: 1) assets owned or held under finance and operating leases against which charges to depreciation were made as at September 30, 2004; and 2) provisions made by the subsidiary in respect of certain assets held by the subsidiary as at September 30, 2004, collectively the relevant assets (“relevant assets”) to the extent that such recoveries exceed the written down amounts of the relevant assets, up to an aggregate amount of HK$1,958,524,266, will be credited to a special capital reserve. While any debt or liability of, or claim against, the subsidiary at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profits. The subsidiary shall be at liberty to apply the special capital reserve for the same purposes as a share premium account may be applied.

The amount to be credited to the special capital reserve is subject to a limit (“Limit”), which was HK$1,958,524,266 as at the date of the capital reduction. The Limit may be reduced by the amount of any increase in the issued share capital or in the share premium account of the subsidiary resulting from an issue of shares for cash or other consideration or upon a capitalisation of distributable reserves. The subsidiary shall be at liberty to transfer the amount so reduced to the general reserves of the subsidiary and the same shall become available for distribution. The Limit may also be reduced after the disposal or other realisation of any of the relevant assets by the amount of the charge to depreciation or provision made in relation to such asset as at September 30, 2004 less such amount as is credited to the special capital reserve as a result of such disposal or realisation.

In the event that the amount standing to the credit of the special capital reserve exceeds the Limit, the subsidiary shall be at liberty to transfer the amount of any such excess to the general reserves of the subsidiary, which shall become available for distribution.

As at December 31, 2004, the Limit of the special capital reserve, as reduced by HK$916,109 related to recoveries and reversals of provisions of the relevant assets, is HK$1,957,608,157, and the amount standing to the credit of the special capital reserve is HK$3,344,694.

The Capital Reduction has no impact on the consolidated revenue reserve.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

24. Particulars of subsidiaries

The subsidiaries of the Company at December 31, 2004 were as follows:

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Percentage of ordinary shares held
				Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Program licensing	500 ordinary shares of US$1 each	100	—

Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	—

			2 non-voting deferred shares of HK$1 each	—	—

Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime, program licensing and channel carriage service	2 ordinary shares of HK$1 each	—	100

Hong Kong Cable Television Limited	Hong Kong	Pay television services	750,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Cineplex Limited	Hong Kong	Inactive	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE China Limited	British Virgin Islands	Inactive	500 ordinary shares of US$1 each	—	100

i-CABLE Enterprises Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	—

i-CABLE Network Limited	Hong Kong	Network operation services	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services and program licensing	2 ordinary shares of HK$1 each	—	100

i-CABLE WebServe Limited	Hong Kong	Internet and multimedia services	2 ordinary shares of HK$1 each	—	100

i-CABLE Ventures Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	—

Kreuger Assets Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	—	100

Maspon Company Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

24. Particulars of subsidiaries (continued)

Name of company	Place of incorporation / operation	Principal activities	Particulars of issued capital, all fully paid	Percentage of ordinary shares held
				Directly	Indirectly
Moscan Assets Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	—	100

New Television and Film International Limited (renamed as Hong Kong Cable News Express Limited on February 8, 2005)	Hong Kong	Advertising airtime	2 ordinary shares of HK$10 each	—	100

Rediffusion Engineering Limited	Hong Kong	Systems installation and operation	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

Rediffusion (Hong Kong) Limited	Hong Kong	Cable television relay services	100 ordinary shares of GBP0.50 each	—	100

			40,000 non-voting deferred shares of GBP0.50 each	—	—

Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	—	100

Riddlewood Company Limited	Hong Kong	Investment holding	2 ordinary shares of HK$1 each	—	100

Guangzhou Kuan Xun Customer Services Company Limited *	The People’s Republic of China	Technical services	HK$1,000,000	—	100

Guangzhou Dong Liang Cai Movie and Television Technology Consultation Company Limited *	The People’s Republic of China	Market research and consulting services in film and television industries	HK$1,000,000	—	100

Details of partnerships held indirectly through subsidiaries at December 31, 2004 were as follows:

Name of partnership	Law under which incorporated	Principal activities	Percentage of interest
The Cable Leasing Partnership	Hong Kong	Inactive	100
The Network Leasing Partnership	Hong Kong	Inactive	100

*	English transliteration of Chinese name

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

25. Commitments and contingencies

Commitments outstanding as at December 31, 2004 not provided for in the financial statements were as follows:

	2003	2004
Capital commitments
- Authorised and contracted for	78,240	17,366
- Authorised but not contracted for	154,487	61,313

	232,727	78,679

Programming and other commitments
- Authorised and contracted for	217,294	695,255
- Authorised but not contracted for	25,652	80,835

	242,946	776,090

Operating lease commitments
- Within one year	31,982	25,810
- After one year but within five years	46,235	32,126
- After five years	—	60,608

	78,217	118,544

	553,890	973,313

(a)	Significant leasing arrangements

The Group leases a number of premises under operating leases for use as office premises, car parks, warehouses, district centres, retail shops, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem equipment and decoders to subscribers under operating leases which are renewable on a monthly basis. None of the leases includes contingent rentals.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

25. Commitments and contingencies (continued)

(b)	Operating leases

Future minimum lease payments, in respect of land and buildings, as of December 31, 2004 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

	2003	2004
	HK$’000	HK$’000
Year ending December 31, 2004	30,928	—
Year ending December 31, 2005	23,651	10,297
Year ending December 31, 2006	9,872	10,923
Year ending December 31, 2007	10,092	10,295
Year ending December 31, 2008	2,730	6,320
Year ending December 31, 2009	—	4,587
Thereafter	—	60,608

	77,273	103,030

Total rental expenses for each of the years ended December 31, 2002, 2003 and 2004 were HK$43,271,000, HK$42,603,000 and HK$41,160,000, respectively.

(c)	Future operating lease income

(i)	The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2003 and 2004 amounted to HK$6,037,000 and HK$1,635,000, respectively.

(ii)	The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

	2003	2004
	HK$’000	HK$’000
Within one year	6,735	9,377

(d)	License agreements

The Group is required to pay license fees to the Government of the Hong Kong Special Administrative Region (“SAR”) each year for the provision of certain services. At December 31, 2004, these comprise mainly:

(i)	an annual fixed domestic pay television program service license of HK$1,371,000 plus a fee of HK$4 for every subscriber to the domestic pay television program service provided under the license;

(ii)	an annual fixed telecommunication network services (“FTNS”) license fee of HK$1,000,000 plus a fee of HK$700 for every 100 customer connections and spectrum utilization annual fee based on a variable fee for every 1 kHz or part thereof of spectrum assigned;

(iii)	an annual fixed carrier (restricted) license fee of HK$100,000 plus a fee of HK$700 for every 100 customer connections and spectrum utilization annual fee based on a variable fee for every 1 kHz or part thereof of spectrum assigned; and

(iv)	a satellite master antenna television (“SMATV”) annual license fee of HK$750 plus outlet fee of HK$700 for every 100 outlet points or part thereof.

The total amounts of license fees paid to the Hong Kong SAR Government for the years ended December 31, 2002, 2003 and 2004 were HK$12,666,273, HK$12,730,473 and HK$12,997,681, respectively.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

25. Commitments and contingencies (continued)

(d)	License agreements (continued)

The Group has also entered into program license agreements with content providers and has commitments to pay amounts under such license agreements, which have been negotiated on normal commercial terms. The related program costs are recognized in the period in which they are incurred and accounted for in accordance with Note 2(e).

(e)	Other commitments

During the year, the Group entered into a forward exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2005. The Group had, as at December 31, 2004, an outstanding forward contract to buy foreign currency with a notional principal value of HK$101 million equivalent.

The forward contract has not been designated as a hedging instrument. The change in the fair value of the forward contract is insignificant.

(f)	Contingent liabilities

As of December 31, 2004, there were contingent liabilities in respect of the following:

(i)	Guarantees, indemnities and letters of awareness to banks totaling HK$662 million (2003: HK$185 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2004, HK$546 million (2003: HK$55 million) was utilized by the subsidiaries.

The Company has provided a guarantee to a subsidiary as an indemnification for a line of credit related to transportation of equipment, amounting to HK$2 million, which will expire in 2005. Should this subsidiary default, the Company will be obliged to cover the amount. The Company considers the likelihood of the execution of such guarantee to be remote and the amount involved, in any case, will not have adverse impact on the financial position of the Company. Accordingly, no liability has been accrued for losses related to the Company’s obligation under this guarantee arrangement.

(ii)	As explained in Note 7, the Group is in discussion with the Inland Revenue Department regarding previous years’ tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (“the Partnerships”) under the Group. The management is of the view that the Group’s maximum tax exposure as at December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999, such that the contingent tax exposure for the Group is estimated at HK$42 million. Based on a counter-offer under contemplation, the management decided to make a provision of HK$12 million in 2004 (2002 and 2003: Nil) for the Group’s expected share of the tax liability. Based on a latest offer being considered after year end, management has decided to further increase the provision to HK$17 million. As part of the settlement proposal, total tax losses of HK$692 million in two group entities have also been surrendered triggering the absorption of certain unrecognized tax losses and the recognition of an appropriate amount of deferred tax liability as disclosed under Note 20b to the financial statements. The remaining maximum further liability is estimated at HK$25 million.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

26. Related party transactions

The following represent material related party transactions between the Group and related parties during the year:

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Interest expenses on convertible bonds held by the Wharf group (Note(i))	60,602	10,767	—
Rentals payable and related management fees on land and buildings (Note(ii))	40,551	38,360	35,413
Rentals receivable on land and buildings (Note(iii))	(4,446)	(4,455)	(4,467)
Network repairs and maintenance services charge (Note (iv))	(20,556)	(21,344)	(21,191)
Management fees (Note(v))	13,423	11,634	11,634
Computer services (Note (vi))	12,236	14,158	14,049
Leased line and PNETS charges and international bandwidth access charges (Note (vii))	23,799	24,496	24,771
Project management fees (Note (viii))	(7,558)	(7,135)	(6,512)
Internet Protocol Point wholesale services charge (Note (ix))	—	—	(1,417)

Notes:

(i)	This represents interest expenses on convertible bonds held by the Wharf group prior to the bonds’ maturity on November 23, 2003.
(ii)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2004, related rental deposits amounted to HK$7,511,000 (2003: HK$7,513,000).
(iii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.
(iv)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.
(v)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.
(vi)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.
(vii)	This represents service fees paid to a fellow subsidiary in respect of the leasing of datalines, Public Non-Exclusive Telecommunications (“PNETS”) charges and international bandwidth access charges incurred.
(viii)	This represents fees received from a fellow subsidiary for the provision of project management services.
(ix)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

26. Related party transactions (continued)

Included in Note 13 were additions to property, plant and equipment totaling HK$732,000 (2003: HK$920,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2004.

During 2002, the Company redeemed at face value a portion of the convertible bonds in the principal amount of HK$1,500 million. The early redemption was approved by independent shareholders at an extraordinary general meeting held on October 22, 2002. On November 23, 2003 the remaining portion of the convertible bonds of HK$300 million were redeemed at their principal amount upon maturity.

The immediate holding company has issued deeds of indemnity in respect of certain litigation, taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities.

27. Post balance sheet event

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 8.

28. Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The Group will be continuing with the assessment of the impact of the new HKFRSs and significant changes may be identified as a result.

29. Ultimate holding company

The Directors consider the ultimate holding company at December 31, 2004 to be The Wharf (Holdings) Limited, which is incorporated in Hong Kong.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP

The Group’s accounting policies conform with HK GAAP, which differ in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented below.

(a)	Deferred pre-maturity and franchise costs

Under HK GAAP, all pre-maturity costs incurred during the pre-maturity period of the Group’s cable television operations and all pre-operating costs incurred before the launch of the Group’s cable television operations on October 31, 1993 are recognized as an expense in the period in which they are incurred.

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

Management has evaluated the amortization periods of pre-maturity and franchise costs and determined that no events or circumstances warrant a revision to the estimates of useful lives. The aggregate amortization expense was HK$89,686,000 (2003 and 2002: HK$90,229,000 and HK$90,410,000 respectively) for the year. At December 31, 2004, the estimated aggregate amortization expense for the next five succeeding fiscal years is as follows:

Year	HK$’000
2005	37,360
2006	—
2007	—
2008	—
2009	—

(b)	Goodwill

Goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired.

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

Under US GAAP, prior to January 1, 2002, goodwill arising from the application of the purchase method of accounting was capitalized and amortized on a straight-line basis over its estimated useful life of 12 years from the relevant acquisition date. Upon the adoption of Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Intangible Assets” with effect from January 1, 2002, goodwill is assigned to the relevant reporting units and a transitional impairment test was conducted by reference to the carrying value of each reporting unit and their respective fair value at January 1, 2002. Thereafter, goodwill is no longer subject to amortization, but the recorded value is subject to an annual assessment for impairment using a fair-value-based approach. An impairment loss is recorded if the recorded goodwill exceeds its implied fair value. All reporting units to which goodwill is assigned are tested for impairment and no impairment loss was identified as of January 1, 2002, December 31, 2002, December 31, 2003 and December 31, 2004.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(c)	Impairment of long-lived assets

Under HK GAAP, certain long-lived assets were reviewed for impairment and a provision of HK$180 million was recorded against those assets in 1995. Under US GAAP, long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss. Measurement of an impairment loss for long-lived assets and certain identifiable intangibles that management expects to hold and use are based on the fair value of the asset. The fair value of an asset is the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Accordingly, under US GAAP, the provision did not meet the criteria for recognition of an impairment write-down and was reversed, with depreciation expense recognized on the reversed amount.

(d)	Deferred taxation

Under HK GAAP, Statement of Standard Accounting Practice 12 (revised) (“SSAP 12 (revised)”) became effective for all accounting periods beginning on or after January 1, 2003. SSAP 12 (revised) is modelled on International Accounting Standards 12 which, in all material respects as they are relevant to the Group, is similar to SFAS 109, “Accounting for income taxes”. SSAP 12 (revised) requires full recognition of all deferred tax liabilities and deferred tax assets to the extent there is sufficient future taxable profit against which the asset can be utilized.

Under US GAAP, a provision is made for all deferred taxes as they arise, and a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criterion of “more likely than not”. A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment of the realizability of the deferred tax assets. The Company has considered the scheduled reversal of deferred tax assets to the extent such assets can be realized through future reversals of existing taxable temporary differences and projected future taxable income in making this assessment.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(d)	Deferred taxation (continued)

The following table shows the principal items included in deferred income taxes under US GAAP:

	2003	2004
	HK$’000	HK$’000
Deferred tax assets:
Operating loss carryforwards	1,205,329	1,017,748
Inventories	35	35
Accounts receivable from trade debtors	—	426

Installation fees, installation costs and subscription fees	2,428	2,353

	1,207,792	1,020,562
Less: Valuation allowance	(939,882)	(720,753)

	267,910	299,809

Deferred tax liabilities:
Deferred expenses	(22,233)	(6,538)
Property, plant and equipment	(245,677)	(232,949)

	(267,910)	(239,487)

Net deferred income tax assets	—	60,322

Prior to January 1, 2003, under HK GAAP, the Group provided for deferred tax liabilities to the extent that there was a reasonably probability that such deferred taxes would become payable in the foreseeable future. Deferred tax benefits were not recognized unless their realization was assured beyond reasonable doubt. Therefore, US GAAP adjustments were required to recognize all deferred tax liabilities and all deferred tax assets to the extent such amounts meet the “more likely than not” criterion. During 2002, deferred tax assets of HK$107.2 million were recognized under US GAAP. This was pursuant to a change in circumstances that caused a change in management judgment about the realizability of operating loss carryforwards from losses incurred by a subsidiary in years prior to 2002.

Upon the adoption of SSAP 12 (revised) under HK GAAP in 2003, management re-evaluated the above subsidiary’s tax position for each previous year and concluded that, based on the amounts of previously unrecognized operating loss carryforwards actually utilized by the above subsidiary in recent years, the changes in circumstances that supported the recognition of deferred tax assets from operating loss carryforwards in 2002 under US GAAP was considered to have emerged before 2002 but of which existence was confirmed in 2002. For the purposes of restating prior period financial statements under HK GAAP in the Group’s consolidated financial statements for the year ended December 31, 2003, management considered that the above subsidiary could have recognized deferred tax assets from operating loss carryforwards in amounts sufficient to offset the amounts of deferred tax liabilities from taxable temporary differences arising from another subsidiary within the i-CABLE Group, beginning from the year 2001. Accordingly, in the Group’s HK GAAP consolidated financial statements for the year ended December 31, 2003, a prior period adjustment was made to the consolidated opening revenue reserve at January 1, 2001, the objective of which was to eliminate any GAAP differences on the amounts of deferred tax liabilities and deferred tax assets recognized under HK GAAP and US GAAP.

Based on the foregoing, the GAAP difference has been eliminated and therefore US GAAP adjustments are no longer required in 2003 and 2004.

During 2004, additional deferred tax assets for tax losses were recognized pursuant to a change in circumstances that caused a change in judgment about the realizability of operating loss carryforwards incurred by a subsidiary. At December 31, 2004, the Group had operating loss carryforwards of HK$5,815.7 million which do not expire.

The valuation allowance at January 1, 2002 was HK$977.1 million. The valuation allowance decreased by HK$102.2 million, increased by HK$65.0 million and decreased by HK$219.1 million during 2002, 2003 and 2004, respectively.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(e)	Installation fees, installation costs and subscription fees

Under HK GAAP, installation fees relating to the broadband Internet access services are recognized upon completion of the installation to the extent that they do not exceed the direct selling costs incurred. The incremental direct costs (excluding selling costs) incurred that are associated with the installation are capitalized and amortized over the estimated customer service period.

Under US GAAP, installation fees relating to the broadband Internet access services and the related incremental direct costs (excluding selling costs) up to, but not exceeding, the amount of the installation revenue, are deferred and recognized on a straight-line basis over the estimated customer service period, which is four years as of December 31, 2004, with respect to customers under monthly service contracts, or over the contract period, with respect to customers under 12 to 18 month service contracts. The excess of incremental direct costs (excluding selling costs) over the related installation fees, to the extent that they are recoverable from future contractual revenues, are deferred and amortized over the contract period.

The US GAAP adjustments for installation costs represent reversal of incremental direct costs for the year capitalized under HK GAAP not permitted to be capitalized under US GAAP to the extent that they were not recoverable from future contractual revenues, net of the current year’s amortization of previously deferred incremental direct costs over the estimated customer service period or the contract period, as appropriate.

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

The US GAAP adjustments for installation fees represent the reversal of installation fees recognized under HK GAAP at the time of installation which do not meet all the criteria for separation provision of EITF 00-21. Accordingly, such installation fees are recognized over the estimated customer service period or the contract period, as appropriate, under US GAAP. The adjustment also includes the current year’s amortization of installation fees deferred under US GAAP in previous years over the contract period. The US GAAP adjustments for subscription fees represent the portion of current year’s amortization of considerations received in the current and/or prior years from multiple element arrangements not meeting all criteria for separation accounting which are considered subscription fees under US GAAP rather than installation fees under HK GAAP.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(f)	Valuation of cost method investments

Under HK GAAP, unlisted non-trading securities are measured at fair value in the balance sheet. Unrealized holding gains and losses on such securities are reported in the investment revaluation reserve. To the extent such securities are deemed to be impaired under HK GAAP, the unrealized holding losses are included in earnings.

Under US GAAP, cost method investments that do not have a readily determinable market value are recorded at cost less any decline in value deemed to be “other-than-temporary”. A decline in the fair value of an investment below its carrying amount that is “other-than-temporary” is accounted for as a realized loss, whereby the cost basis of the investment must be written down to fair value. Under US GAAP, in 2001, the decline in fair value of a cost method investment below its carrying amount of HK$14,500,000 was deemed to be “other-than-temporary” and recorded as a charge to earnings due to the stricter guidance as compared to that required under HK GAAP on determining when a decline in value should be deemed “other-than-temporary”. The charge was reversed from the reconciliation of net profit in 2002 upon recognition of the same as impairment loss under HK GAAP in 2002.

(g)	Share option scheme

Under the Company’s share option scheme, the Company may grant options to employees to purchase the ordinary shares of the Company for up to 10 per cent of the issued share capital of the Company from time to time, excluding for this purpose shares issued pursuant to the exercise of options granted under the share option scheme.

During the year ended December 31, 2000, options to purchase a total of 22,910,000 ordinary shares at exercise price of HK$10.49 per share were granted by the Company to eligible employees. 20 per cent of the options was to vest on or after April 1, 2001, 40 per cent on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million and the remaining 40 per cent on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million. The options, to the extent not exercised, will lapse on December 31, 2009.

During the year ended December 31, 2001, options to purchase a total of 50,034,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to eligible employees. These options were granted with the exercise price lower than the market price of the Company’s stock at the time of grant. Of the options granted, options to purchase a total of 34,813,000 ordinary shares (“the former series”) vested on or after July 1, 2002 (50%) and April 1, 2003 (50%) respectively while the remaining options (“the latter series”) vested on or after July 1, 2002 (30%), July 1, 2003 (30%) and July 1, 2004 (40%) respectively. To the extent not exercised, the options lapsed on December 31, 2003 for the former series and will lapse on December 31, 2005 for the latter series.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(g)	Share option scheme (continued)

During the year ended December 31, 2002, options to purchase a total of 380,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to an eligible employee. On the grant date, the exercise price exceeded the market price of the Company’s stock. 50 per cent of the options vested on or after January 1, 2004 and 50 per cent vested on or after January 1, 2005. To the extent not exercised, the options will lapse on December 31, 2005.

Movement of the Company’s share options is as follows:

	2002		2003		2004
	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share
		HK$		HK$		HK$
Outstanding at January 1	66,843,000	5.34	58,543,600	5.49	28,791,500	7.36
Granted	380,000	3.30	—		—
Exercised	(5,234,400)	3.30	—		—
Lapsed	(3,445,000)	5.68	(29,752,100)	3.67	(1,079,900)	7.49

Outstanding at December 31	58,543,600	5.49	28,791,500	7.36	27,711,600	7.36

Exercisable at December 31	18,520,500	4.68	10,170,300	5.60	15,009,600	4.80

Information in respect of the Company’s share options outstanding at December 31, 2004 is as follows:

Options standing at December 31,	2002	2003	2004
Number of options	58,543,600	28,791,500	27,711,600
Range of exercise prices per share	HK$3.30 to HK$10.49	HK$3.30 to HK$10.49	HK$3.30 to HK$10.49
Weighted average exercise price	HK$5.49	HK$7.36	HK$7.36
Weighted average remaining contractual life	4.05 years	3.76 years	2.81 years

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(g)	Share option scheme (continued)

Under HK GAAP, no accounting entry is made upon the granting of share options to employees.

Under US GAAP, the Group applies the intrinsic value-based method for share options prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations to account for its fixed plan stock options. Under this method, compensation expense is recognized and amortized over the vesting period of the options concerned to the extent that the fair value of the equity instruments exceeds the exercise price of the options granted at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known. Other than options granted to employees during the year ended December 31, 2000 which require the achievement of specific hurdles by the Company prior to their vesting and accordingly, need to be accounted for utilizing variable plan accounting, all other options granted by the Company are accounted for utilizing fixed plan accounting under US GAAP.

Had the Company determined compensation cost based on the fair value model at the grant date for its stock options under SFAS 123 “Accounting for Stock-Based Compensation”, the Company’s pro forma net profit and basic and diluted earnings per share and per ADS would have been as follows:

	2002	2003	2004
	HK$’000	HK$’000	HK$’000
	(in thousands, except per share and per ADS data)
Net profit as reported	100,320	127,826	247,858
Add: Compensation cost recognized based on intrinsic value method	11,976	2,457	453
Less: (Compensation cost)/reversed of compensation cost based on fair value	(26,014)	(8,411)	10,046

Pro forma net profit	86,282	121,872	258,357

Basic earnings per share
- as reported	5.0 cents	6.3 cents	12.3 cents
- pro forma	4.3 cents	6.0 cents	12.8 cents

Diluted earnings per share
- as reported	4.9 cents	6.3 cents	12.3 cents
- pro forma	4.3 cents	6.0 cents	12.8 cents

Basic earnings per ADS*
- as reported	99.5 cents	126.6 cents	245.5 cents
- pro forma	85.6 cents	120.7 cents	255.9 cents

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(g)	Share option scheme (continued)

Diluted earnings per ADS*
- as reported	99.0 cents	126.6 cents	245.5 cents
- pro forma	85.1 cents	120.7 cents	255.9 cents

*	1 ADS represents 20 ordinary shares

In light of the latest forecast, the management of the Company do not expect the performance criterion of achieving HK$3,900 million of audited consolidated revenue is attainable for the final 40 per cent of the stock options granted during the year ended December 31, 2000 to vest before they lapse on December 31, 2009. Hence, the cumulative pro-forma compensation cost based on the fair value model in respect of such stock options up to December 31, 2003 was reversed during 2004.

The weighted-average fair value of the options granted during 2002 was HK$0.86 per share (2001: HK$1.20 per share) on the date of grant estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions:

	2001	2002
Risk-free rate	5.00% per annum	2.20% per annum
Expected dividend yield	1% per annum	1% per annum
Expected term	2 to 4 years	1.7 to 2.7 years
Expected volatility	30% per annum	55%per annum

The effects of applying SFAS 123 for disclosing compensation cost under the pronouncement may not be representative of the effects on reported net results for future years.

(h)	Statement of cash flows

The Group applies SSAP 15 (revised 2001) “Cash Flow Statements” effective from January 1, 2002. Its objectives and principles are similar to those set out in US GAAP SFAS 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification and the offsetting arrangement, as discussed below.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(h)	Statement of cash flows (continued)

Under HK GAAP, at December 31, 2002, certain restricted bank deposits and corresponding bank loans arising in respect of the Group’s leasing partnerships were offset against each other and were not shown in the consolidated financial statements as the Group effectively had the ability to insist on net settlement of the loans and deposits.

Under US GAAP, the offsetting of such assets and liabilities in the balance sheet is not permitted. As such, under US GAAP, the restricted bank deposits and the bank loans would be reflected separately in the consolidated balance sheet.

Under US GAAP, the summarized cash flow data by operating, investing and financing activities for the year ended December 31, 2002 in accordance with SFAS 95 to disclose cash flows from the bank deposits and the bank loans as investing and financing activities respectively, are as follows:

2002
HK$’000
Net cash inflow/(outflow) from:
Operating activities	863,397
Investing activities	(802,257)
Financing activities	(1,266,854)

Change in cash and cash equivalents	(1,205,714)
Cash and cash equivalents at January 1	1,212,410

Cash and cash equivalents at December 31	6,696

As the bank deposits matured and the bank loans were repaid during 2003, no US GAAP adjustments with respect to the statement of cash flows are required for 2003 and 2004.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(i)	Recent accounting pronouncements

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under a new US Securities and Exchange Commission rule, a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Group has elected to defer adoption of SFAS 123R until January 1, 2006. The Group is in the process of determining the impact of the adoption of SFAS 123R. The pro forma results disclosed are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(i)	Recent accounting pronouncements (continued)

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. SFAS 153 addresses the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This statement also eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement will be effective for the Group for nonmonetary asset exchanges occurring on or after January 1, 2006. The Group does not believe that the adoption of SFAS 153 will have a significant effect on its financial position or results of operations.

(j)	Classification of items in the statement of operations

Under HK GAAP, profit or loss on disposal of long-lived assets is disclosed as a separate item after profit from operations in the consolidated statement of operations as management considers that any such profit or loss is incidental to the core operations of the Group.

Under US GAAP, profit or loss on disposal of long-lived assets is included in the determination of profit from operations in the consolidated statement of operations.

Set out below is a reconciliation of profit from operations determined under HK GAAP, between the HK GAAP and the US GAAP classifications:

	Year ended December 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Profit from operations determined under HK GAAP
As reported, under HK GAAP classification	226,435	250,610	295,717
Add: Net gain/(loss) on disposal of long-lived assets	(198)	(7,593)	1,499

Under US GAAP classification	226,237	243,017	297,216

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(k)	Summary of significant differences between HK GAAP and US GAAP

The effect on net profit/(loss) of significant differences between HK GAAP and US GAAP is as follows:

		Year ended December 31,
	Note	2002	2003	2004
		HK$’000	HK$’000	HK$’000
		(in thousands except for per share and per ADS data)
Net profit under HK GAAP		117,259	220,458	339,659

Adjustments:
Deferred pre-maturity and franchise costs	(a)	(90,410)	(90,229)	(89,686)
Depreciation on reversal of impairment write-down	(c)	(478)	(478)	(238)
Provision for deferred tax liabilities	(d)	(4,800)	—	—
Recognition of deferred tax assets	(d)	107,200	—	—
Installation costs	(e)	(11,049)	(7,584)	(1,855)
Installation fees	(e)	(29,973)	(1,310)	(145)
Subscription fees	(e)	10,047	9,426	576
Valuation of cost method investments	(f)	14,500	—	—
Share option scheme	(g)	(11,976)	(2,457)	(453)

Net profit under US GAAP		100,320	127,826	247,858

Earnings per share under US GAAP

- Basic		5.0 cents	6.3 cents	12.3 cents

- Diluted		4.9 cents	6.3 cents	12.3 cents

Earnings per ADS under US GAAP*

- Basic		99.5 cents	126.6 cents	245.5 cents

- Diluted		99.0 cents	126.6 cents	245.5 cents

*	1 ADS represents 20 ordinary shares

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

30. Significant differences between HK GAAP and US GAAP (continued)

(k)	Summary of significant differences between HK GAAP and US GAAP (continued)

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

		At December 31,
	Note	2003	2004
		HK$’000	HK$’000
Shareholders’ equity under HK GAAP		1,684,648	1,882,961

Adjustments:
Deferred pre-maturity and franchise costs	(a)	127,046	37,360
Goodwill, net of amortization	(b)	57,491	57,491
Reversal of impairment write-down, net of depreciation and amortization	(c)	238	—
Installation costs	(e)	(32,007)	(33,862)
Installation fees	(e)	(33,350)	(33,495)
Subscription fees	(e)	19,473	20,049

Shareholders’ equity under US GAAP		1,823,539	1,930,504

31. Fair value of financial instruments

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

32. Concentrations of risk

(a) Business risks

The Group conducts its principal operations in Hong Kong and, accordingly, is subject to risks not typically associated with investments in equity securities of the United States of America. These include risks associated with the political, economic and legal environment in Hong Kong.

(b) Foreign currency risk

The Group sources its programming both locally in Hong Kong and also from overseas content providers, some of which is not invoiced in HK dollars, the Group’s functional currency. The Group is exposed to foreign currency risk should the value of the HK dollar fluctuate adversely against other foreign currencies, which could lead to an increase in costs that the Group may not be able to recover from subscribers.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2004

32. Concentrations of risk (continued)

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

(d)	Changes in television and fixed telecommunication regulations in Hong Kong

The Group’s business is subject to extensive governmental legislation and regulatory control. Changes in legislation and regulations could affect the Group’s costs and revenues. The Group is required to maintain licenses for its subscription television business and its broadband Internet business. Should the licenses be withdrawn or not renewed upon their expiration, or should the terms be varied, this may affect the Group’s ability to continue operating its subscription television business and its broadband Internet business, which in turn may affect the recoverability of assets and its ability to generate cash flows to meet its financial obligations.

The granting of new pay television licenses by the Hong Kong SAR Government might lead to greater competition and the Group could face loss of customers, which in turn may affect the recoverability of assets and its ability to generate cash flows to meet its financial obligations.

(e)	Interest rate risk

The interest rates and terms of repayment of the Group’s borrowings are set out in Notes 17 and 18.