Form 20-F
period 2005-12-31
I CABLE COMMUNICATIONS LTD
filed 2006-06-29
CIK 1097020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                      to

Commission file number 333-11014

i-CABLE COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

HONG KONG

(Jurisdiction of incorporation or organization)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange
American Depositary Shares, each representing 20 Ordinary Shares, par value HK$1.00 per share	Nasdaq—National Market System
Ordinary Shares, par value HK$1.00 per share	Nasdaq—National Market System*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares 2,019,234,400

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐     Accelerated filer    ☑     Non-accelerated filer    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☑  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☑  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

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

All references herein to “we,” “us,” “our,” “i-CABLE”, the “Group” and the “Company” are references to i-CABLE Communications Limited and, unless the context otherwise requires, all such references include our subsidiaries.

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

Solely for the convenience of the reader, certain Hong Kong dollar amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, any amounts translated from Hong Kong dollars to U.S. dollars in this annual report have been translated at the rate of US$1.00 = HK$7.7533, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (“Hong Kong Dollar Noon Buying Rate”) at December 30, 2005. As of June 26, 2006, the Hong Kong Dollar Noon Buying Rate was US$1.00 = HK$7.7675. Based on an agreement between the Hong Kong Government and Hong Kong banknote issuing banks, the Hong Kong dollar to U.S. dollar exchange rate is stabilized at approximately US$1.00 = HK$7.80. No representation is made that the Hong Kong dollar or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all. See “Item 3—Key Information—Exchange Rate Information” for further information regarding rates of exchange between Hong Kong dollars and U.S. dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “would,” “could,” “plans,” “projects” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding i-CABLE (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with Nasdaq, The Stock Exchange of Hong Kong Limited (the “HKSE”) or other stock exchanges.

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

The following table contains selected historical consolidated financial data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The statement of operations data for the years ended December 31, 2003, 2004 and 2005 and balance sheet data as of December 31, 2004 and 2005 have been derived from our historical consolidated financial statements audited by KPMG, and are included in this annual report. The statement of operations data for the year ended December 31, 2001 and 2002, and balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our historical consolidated financial statements audited by KPMG, but are not included in this annual report.

Our consolidated financial statements have been prepared in accordance with Hong Kong generally accepted accounting principles (“HK GAAP”). For a detailed discussion of the significant differences between Hong Kong GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they relate to i-CABLE, see note 35 to our consolidated financial statements included in this annual report.

When you read the selected historical consolidated financial data, it is important that you read along with it the historical consolidated financial statements and related notes, as well as “Item 5—Operating and Financial Review and Prospects” also included in this annual report.

Solely for the convenience of the reader, the December 31, 2005 figures have been translated into U.S. dollars at the rate of exchange of US$1 = HK$7.7533, the Hong Kong Dollar Noon Buying Rate at December 30, 2005.

STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions except for per share and per ADS data)
Statement of Operations Data:
Hong Kong GAAP
Revenues	1,931	2,161	2,143	2,372	2,441	315
Operating expenses	(1,751)	(1,935)	(1,892)	(2,076)	(2,161)	(279)

Profit from operations	180	226	251	296	280	36
Interest income	58	26	8	—	3	—
Finance costs	(72)	(62)	(16)	—	—	—
Non-operating income/(expense)	1	—	(10)	1	1	—
Impairment loss on investments	—	(73)	—	—	(2)	—
Income tax (expense)/credit	—	—	(13)	43	245	32

Net profit	167	117	220	340	527	68

Basic and diluted earnings per share	0.08	0.06	0.11	0.17	0.26	0.03
Basic and diluted earnings per ADS	1.66	1.16	2.18	3.36	5.22	0.67
Dividend per share (cents)	2.50	3.00	5.50	7.50	8.50	1.10

U.S. GAAP
Net profit/(loss)	(6)	100	128	248	495	64
Basic and diluted earnings/(loss) per share	(0.003)	0.05	0.063	0.123	0.245	0.03
Basic and diluted earnings/(loss) per ADS	(0.057)	0.99	1.27	2.46	4.90	0.63
Dividend per share (cents)	2.50	3.00	5.50	7.50	8.50	1.10

FINANCIAL DATA

	As of December 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents (1) (4)	1,212	7	29	115	352	45
Property, plant and equipment, net	2,257	2,302	2,170	2,051	1,838	237
Total assets (4)	4,358	3,224	2,681	2,758	3,094	399
Amount due to immediate holding company	1	1	—	—	—	—
Total liabilities (4)	2,902	1,699	996	875	846	109
Total shareholders’ equity	1,456	1,525	1,685	1,883	2,248	290

U.S. GAAP
Cash and cash equivalents	1,212	7	29	115	352	45
Total assets	5,246	4,031	2,834	2,819	3,120	402
Shareholders’ equity	1,705	1,754	1,824	1,931	2,263	292

Other Financial Data:
Hong Kong GAAP
Adjusted EBITDA (2)	615	730	789	828	760	98
Depreciation	435	504	539	532	481	62
Capital expenditures (3)	641	608	363	459	286	37
Cash flows from operating activities	734	863	720	777	784	101
Cash flows from investing activities	(1,063)	(884)	49	(549)	(385)	(50)
Cash flows from financing activities	—	(1,177)	(747)	(141)	(161)	(21)

U.S. GAAP
Cash flows from operating activities	734	863	720	777	784	101
Cash flows from investing activities	(990)	(802)	49	(549)	(385)	(50)
Cash flows from financing activities	(73)	(1,266)	(747)	(141)	(161)	(21)

(1)	Under Hong Kong GAAP, cash and cash equivalents in the balance sheet are defined as:

•	Cash—Cash at bank and on hand and deposits with any bank or other financial institution. Cash includes cash on hand and deposits denominated in foreign currencies.

•	Cash equivalents—Short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of our cash management.

(2)	We have defined adjusted EBITDA to mean earnings before interest income, finance costs, non-operating income/expenses, provision for income tax, depreciation of property, plant and equipment but after amortization of programming rights and impairment loss on investment as computed under Hong Kong GAAP. Adjusted EBITDA is not a standard measure under either Hong Kong GAAP or U.S. GAAP. You should not consider our definition of adjusted EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong GAAP or U.S. GAAP. We believe net income provided by operating activities is the most directly comparable financial measure for adjusted EBITDA as an indicator of our operating performance. For our management’s explanation of how we define EBITDA and why we use it, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Non-GAAP Financial Measures.”
(3)	Capital expenditures relate to acquisitions of property, plant and equipment only.
(4)	Under Hong Kong GAAP, prior to 2003, certain bank deposits and bank loans were offset against each other and were not included above. Such bank deposits and bank loans matured or were repaid during 2003.

SELECTED OPERATING DATA

In the following table, we provide you with our selected operating data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

	Year Ended December 31,
	2001	2002	2003	2004	2005
Operating Data (end of period, except average):
Homes passed (1)	1,903,000	1,959,000	2,010,000	2,070,000	2,117,000
Fiber homes passed (2)	1,769,000	1,892,000	1,942,000	1,990,000	2,032,000
Total pay-TV subscribers (3)	561,000	606,000	656,000	702,000	738,000
Pay-TV subscriber penetration	29%	31%	33%	34%	35%
Average monthly revenue per pay-TV subscriber (4)	HK$232	HK$233	HK$220	HK$225	HK$212
Broadband-ready homes passed (5)	1,634,000	1,844,000	1,900,000	1,963,000	2,010,000
Broadband subscribers (6)	160,000	226,000	258,000	291,000	320,000
Broadband subscriber penetration	10%	12%	14%	15%	16%
Average monthly revenues per broadband subscriber (7)	HK$224	HK$180	HK$129	HK$140	HK$139

(1)	One residential household ready for pay-TV connection represents one home passed. For hotels and service apartments, each serviceable unit counts as one home passed. For commercial and institutional accounts, each account counts as one home passed.
(2)	Fiber homes passed represents the number of homes passed that are connected to the fiber coaxial cable network.
(3)	One pay-TV billing account represents one pay-TV subscriber, except for hotels, service apartments and communal service accounts, for which one serviceable unit represents one subscriber. In the case of commercial and institutional customers, such as hospitals and schools, one account represents one subscriber, regardless of the number of television outlets.
(4)	Average monthly revenues per pay-TV subscriber (“pay-TV ARPU”) equals the monthly average pay-TV revenues for the year divided by the average number of pay-TV subscribers for the year. The average number of pay-TV subscribers is calculated using the number of pay-TV subscribers at the beginning of the year and the number of pay-TV subscribers at the end of each month. Pay-TV revenues include monthly pay-TV subscription fees, set-top box rental/sales income and other related income.
(5)	Broadband-ready homes passed represent the number of residential homes passed that are able to subscribe to our broadband service. For hotels, service apartments and commercial and institutional accounts, one signal point counts as one home passed.
(6)	One broadband service billing account represents one broadband subscriber, except for hotels and service apartments, for which one personal computer port represents one subscriber. In the case of a commercial customer, one billing account represents one subscriber, regardless of the number of personal computer ports.
(7)	Average monthly revenue per broadband subscriber (“broadband ARPU”) equals the monthly average broadband revenue for the year divided by the average number of broadband subscribers for the year. The average number of broadband subscribers is calculated using the number of broadband subscribers at the beginning of the year and the number of broadband subscribers at the end of each month. Broadband revenues include monthly broadband subscription fees, cable modem rental/sales income and other related income.

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

The following table sets forth the Hong Kong Dollar Noon Buying Rate as at and for the periods indicated.

	Noon buying rate
Period	End	Average (1)	High	Low
	(HK$ per US$1.00)
2001	7.7980	7.7996	7.8004	7.7970
2002	7.7988	7.7996	7.8095	7.7970
2003	7.7640	7.7864	7.8001	7.7085
2004	7.7723	7.7899	7.8010	7.7632
2005	7.7533	7.7732	7.7999	7.7514
December 2005	7.7533	7.7531	7.7548	7.7516
January 2006	7.7561	7.7537	7.7571	7.7506
February 2006	7.7584	7.7593	7.7618	7.7564
March 2006	7.7597	7.7591	7.7620	7.7570
April 2006	7.7529	7.7561	7.7598	7.7529
May 2006	7.7567	7.7538	7.7575	7.7510
June 2006 (through June 26, 2006)	7.7675	7.7628	7.7684	7.7578

(1)	Determined by averaging the Hong Kong Dollar Noon Buying Rates on the last business day of each month during the relevant annual period and averaging the Hong Kong Dollar Noon Buying Rates for each business day during the relevant monthly period.

As of June 26, 2006, the Hong Kong Dollar Noon Buying rate was US$1.00 = HK$7.7675.

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

Although we have declared and paid dividends in respect of the years ended December 31, 2001, 2002, 2003, 2004 and 2005, there can be no assurance that we will declare and pay dividends in the future or that we will maintain our current dividend policy. Any significant change in our ability to pay a dividend or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

We reported net losses in previous years and we may incur net losses in the future.

Although we have recorded net profits for each year since 2000, we reported net losses from 1993 when we began our pay-TV operation until 1999. As of December 31, 2005, our consolidated accumulated losses were HK$4,617 million (US$595 million). Our ability to maintain profitability will depend on the growth of our existing business and the success of our new products and services, as well as general market conditions. If we do not remain profitable or our accumulated losses are not offset by future profits, our financing needs may increase, we may not be able to pay dividends in the future and the market price of our ordinary shares and/or ADSs may be adversely affected.

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

Our pay-TV business is dependent upon subscription revenue. We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Although we have migrated our transmissions from analog to digital platforms in order to better control and limit illegal viewing activities, manufacturers or vendors of unauthorized pay-TV decoders still attempt to overcome our digital encryption methods. Illegal activities have continued and we are aware that pirated digital set-top-boxes are available in the market. We have been deploying countermeasures to combat such activities. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue.

The loss of key employees, including senior management, and our failure to recruit qualified personnel as needed could weaken our strategic, technological and operational expertise, delay the introduction of new products and services and lower the quality of our services.

In late 2005 and early 2006, two members of our senior management decided to leave us. We may not be able to attract and retain key employees, including our senior management. Our key employees may be recruited by our competitors. This could hinder the introduction of our new products and services as planned. Our operations could suffer with the loss of any member of our senior management team or any key employee. Our success also depends on our ability to attract and retain qualified personnel for strategic planning, programming and enhanced services, including Internet, marketing and network operations. The competition for qualified personnel in the Internet services and pay-TV industry may increase in the future, making it difficult for us to attract and retain qualified personnel in the Internet services and pay-TV industry.

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

We carry various soccer events on our pay-TV platform. The costs of the exclusive rights to carry these soccer events have increased in the past. In particular, the English Premier League has been the most popular soccer event on our platform. The cost of the exclusive rights to carry the English Premier League increased substantially when we acquired the rights for the Hong Kong market in 2004. The exclusive rights to carry the English Premier League will expire in May 2007. In future, the costs of the exclusive rights to carry the English Premier League as well as other soccer events may increase significantly. If we are not able to pass on the increase in these costs to our subscribers, our revenues, cash flow and operating margins may be reduced.

New digital pay-TV channels may add to our programming costs and may adversely affect our profitability.

Digital broadcasting allows the compression of pay-TV signals, which increases our effective channel capacity. We intend to utilize this additional capacity by increasing the number of pay-TV channels offered on our digital platform. We now offer 102 channels with 63 channels in our basic package. During 2005, a total of 9 new channels were added to our digital platform. The channels were either included in the basic package or premium packages to derive additional revenues from existing as well as new subscribers. We may not be able to limit the total costs of production or the acquisition of content for these new channels. If such programming costs are significant and we are unable to pass on these costs to our pay-TV subscribers, our profitability may be adversely affected.

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

Other operators began rolling out bundled (voice, data and television) service in earnest in 2004, causing the markets for pay-television, Internet access and related services in Hong Kong to grow more competitive. Both PCCW and Hong Kong Broadband Network began to roll out bundled packages with aggressive marketing and pricing strategies. In response, we rolled out a bundled pay-TV and broadband package in May 2004. We subsequently rolled out pay-TV and broadband packages that are bundled with local VoIP service provided by one of our affiliates. The VoIP service enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. In June 2005, PCCW completed the acquisition of a mobile phone service provider named SUNDAY Communications Limited. Since the acquisition, PCCW has marketed voice, data or television services that are bundled with the mobile phone service offered by SUNDAY Communications Limited. Since we do not presently operate any mobile phone service, we are not able to provide any pay TV or broadband service that are bundled with mobile phone service without any cooperation with a local mobile phone service provider. Our competitors may in the future become even more aggressive in pricing their services. This may lead us to further reduce our prices for similar services, causing our revenue to decline. This high level of competition may also result in a loss of our subscribers and may significantly increase our programming costs, resulting in a decrease in our cash flow and operating margin.

We face strong competition in the television services market from Hong Kong’s free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB. The Hong Kong Government announced in July 2004 the implementation framework for digital terrestrial TV (DTT). The existing two terrestrial TV broadcasters, ATV and TVB, are required to launch DTT by 2007 and achieve at least 75% of coverage in 2008. Subject to further market and technical studies, the Government aims to switch off analog broadcasting in 2012. DTT will among other things enable the addition of free-to-air TV channels in Hong Kong and may cause our pay-TV service to lose market appeal.

In addition, two pay-TV services were launched during the third quarter of 2003. They are operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy Satellite Broadcasting Limited, or Galaxy, launched its pay-TV service under the brand name SuperSUN TV, which was renamed TVB Pay Vision following the conclusion of a carriage agreement with PCCW in 2006. Galaxy is 49% owned by TVB, the dominant free-to-air television operator in Hong Kong. These new pay-TV service providers may cause us to lose market share and encounter pricing pressure in the future.

The opening up of our network to other service providers may negatively affect our revenues and profitability.

Under our fixed telecommunication network services license, we are required to open up our network to other telecommunications and television service providers through interconnection arrangements. The opening up of our network may lead to increased competition which may negatively affect our subscriber base, revenues and operating profit. Although we expect to derive revenues from the service providers to whom we open up our network, we may not be able to charge these service providers fees high enough to compensate for the loss in revenues and operating profit due to increased competition. If this is the case, the revenues from, and operating profit of, our pay-TV and broadband business may be negatively affected.

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

Our pay-TV service includes broadcasting of TV content that we acquire from third parties. In the event we do not acquire or retain the right to broadcast certain TV content, we may acquire rights to broadcast alternative TV content in substitution. Such alternative TV content may not be available on the same terms, or at all, and any loss of TV content or inability to obtain the rights to provide suitable alternative TV content could adversely affect the quality of our pay-TV service. In the event that we retain certain TV content on terms and conditions significantly different from prior agreements, our programming costs and/or pay-TV subscription revenues may be adversely affected. We carry various soccer events on our pay-TV platform. In particular, the exclusive rights for English Premier League which has been the most popular soccer event on our platform will expire in May 2007. If we fail to renew the exclusive rights to carry the English Premier League as well as other soccer events or if the rights become non-exclusive in future, our pay-TV revenue may be adversely affected.

Any small percentage change in our operating expenses may significantly reduce our consolidated earnings.

In 2005, our total operating expenses accounted for as much as 89% of our total operating revenues. A high proportion of our operating expenses are fixed and do not vary in proportion to the number of our subscribers. Any small percentage change in our operating expenses may significantly reduce our consolidated earnings.

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

We have launched a satellite channel targeted primarily at Mainland China. This channel continues to incur losses and it may not become profitable.

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

In 2005, we established a wholly-owned subsidiary, Sundream Motion Pictures Limited (“Sundream”), to engage in film production. Sundream released its first ever movie in February 2006. We are new to the film production industry and we will have to seek qualified personnel from external sources to be successful. We may not be able to attract personnel with appropriate expertise or experience in the film industry.

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

We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Beginning with the fiscal year ending December 31, 2006, Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the U.S. Securities and Exchange Commission. That management assessment is required to include a certification of our internal controls by our Chief Executive Officer and Chief Financial Officer.

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

There may be political risks associated with doing business in Hong Kong

A significant part of our facilities and operations are currently located in Hong Kong. Hong Kong is a Special Administrative Region of the People’s Republic of China, with its own executive, judicial and legislative branches. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems”. However, we can give no assurance that Hong Kong will continue to enjoy the same level of autonomy from China. Any intervention by the government of China in the affairs of Hong Kong, in breach of the “one country, two systems” principle, may adversely affect our revenues and our share prices.

The state of Hong Kong’s economy may affect our profitability.

As we are principally engaged in the provision of pay-TV and broadband services in Hong Kong, our financial position and the results of our operations will be affected by the conditions of the pay-TV and Internet access markets in Hong Kong, which may in turn be influenced by the general state of the Hong Kong economy, changes in the Hong Kong regulatory environment, and changes in demand and usage habits of Hong Kong consumers. We have limited control over any of these factors. The Hong Kong economy has experienced considerable volatility during the late 1990s and from 2000 to 2003, and there can be no assurance that it will not experience volatility in the future. This could adversely affect our business operations.

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

B. Business Overview

We believe that we are the leading pay-TV programming operator and service provider in Hong Kong and that we are Hong Kong’s second largest residential broadband Internet access service provider.

We launched our pay-TV service in October 1993. As of December 31, 2005, we had 738,000 pay-TV subscribers, representing a 5% increase over the previous year.

We launched our broadband service in March 2000. As of December 31, 2005, we had 320,000 broadband subscribers, representing a 10% increase over the previous year. As of December 31, 2005, our in-building coaxial network passed over 2,117,000 homes. Within this total, 2,032,000 homes were connected to our fiber optic cable network, out of which 2,010,000 households were “broadband-ready” (i.e., these households were able to subscribe to our broadband service).

We currently provide Internet Protocol Network point-of-presence (“IP Point”) service to Wharf T&T Limited (“Wharf T&T”), an affiliate of ours that is wholly-owned by The Wharf (Holdings) Limited (“Wharf”). With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our hybrid fiber coaxial (“HFC”) cable network for core and last-mile signal transmission. The local VoIP service enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. As of December 31, 2005, we provided 120,000 IP Points to Wharf T&T.

Business Strategy

Our goal is to become Hong Kong’s leading provider of integrated multimedia communications services, encompassing video, data and voice services. We have also started to expand into markets outside of Hong Kong, particularly in Mainland China. Our strategy is to:

•	Expand our pay-TV subscriber base through programming differentiation

We will continue to provide innovative television programming targeting local audiences to maintain our market leadership in news, sports and movies. Our investment in Chinese-language programming has been instrumental to our success to date since most of Hong Kong’s population speaks Cantonese as their primary language. To complement our local programming, we will continue to broadcast sport events and major international channels such as CNN International, BBC World and Discovery. As of December 31, 2005, we carried 97 program channels on our digital platform. Some of the channels are included in our basic package which is the package with the greatest number of channels, while some are included in smaller, basic or premium packages to derive additional revenues from existing or new subscribers. We will continue to invest in programming content to maintain service differentiation, and to evaluate new genres and programs so that we can offer more programming packages to existing and new subscribers. We also plan to continue to increase the number of our subscribers by marketing through direct sales, promotions and advertising. We believe there is an opportunity to further increase our number of subscribers as the market for pay-TV services in Hong Kong continues to develop.

•	Pursue penetration of our broadband Internet access service

In March 2000, we launched our broadband Internet access service based on cable modem technology. During 2005, our broadband subscribers grew by 10% to 320,000 and we maintained our position as the second largest residential broadband access service provider in Hong Kong through active bundling of our pay-TV and broadband services with local VoIP service provided by Wharf T&T.

•	Expand the distribution of our content to new markets and platforms beyond pay-TV and broadband Internet platforms

Since late 2003, we have been supplying content to the mobile phone industry. In 2005, we concluded an agreement with Kowloon-Canton Railway Corporation to be the sole content supplier and exclusive sales agent for the public display system on its trains. The in-train audio-visual system, known as “Newsline Express,” displays news and commercial and began operation in August 2005.

Products and Services

Pay-TV Services

We offer the following pay-TV services:

Basic Package. As of December 31, 2005, our basic package included access to 54 channels for our digital subscribers. We also offer various sub-basic packages, typically consisting of a limited number of channels offered in our basic or premium package at a lower subscription fee to enhance our pay-TV penetration.

Pay-Per-View and Premium Services. We currently offer four pay-per-view channels and were the first pay-per-view provider in Asia. Pay-per-view channels offer viewing of adult entertainment and live sports events at additional fees. As of December 31, 2005, our 39 premium channels included MGM Asia, NBA TV, Nickelodeon, Animax and Channel A. Channel A features some of the more popular programs we offer from among all our local channels. We also offer premium packages of language programming catering to viewers from different cultural or ethnic groups in Hong Kong.

Satellite Service. As of December 31, 2005, we also provided access and maintenance services to approximately 211,000 satellite television system households in Hong Kong. Satellite television systems allow customers to view free-to-air channels distributed via satellite.

Internet and Multimedia Services

Broadband Internet Access. We introduced our broadband Internet access service utilizing cable modem technology under the i-CABLE brand name in March 2000. As of December 31, 2005, we were Hong Kong’s second largest residential broadband service provider. We charge our broadband Internet access subscribers flat fees with no usage charges. We typically market our broadband Internet access service at discounts to our standard monthly subscription fee for new subscribers.

Programming

Pay-TV Services

Our strategy has been to achieve pay-TV subscriber penetration through local content production and packaging, consisting primarily of news, movies and live and exclusive sports programming. As there are limited Cantonese language programming alternatives, we produce our own programming and repackage licensed programming to suit local preferences. We are one of the largest producers of television programming in Hong Kong. We currently originate and repackage 21 channels in our basic package.

News, movies and sports have been our most important programming genres and we will continue to invest in such programming.

News. We continue to produce four Cantonese news channels. Finance & Info Channel (formerly News 1) focuses on up-to-date financial information. News Channel (formerly News 2) features our round-the-clock professional news cast with half-hourly updates. Top News Channel continues to broadcast non-stop news with updates every eight to ten minutes. A Live News Channel was launched in 2005 to carry important press conferences, Hong Kong legislative council meetings and breaking news live. We have also acquired broadcasting rights to international news channels such as CNN International, CNN Headline News, BBC World, Bloomberg Television and CNBC Asia. We believe subscribers are attracted to the convenience and quality of our 24-hour news programming.

Movies. In January 2006, we relaunched our movie channels into a new movies platform. Movie 1 Channel is dedicated to top Hong Kong movies, while Movie 2 Channel offers highly-acclaimed Asian and international movies. HMC, or The Hollywood Movie Channel, offers popular Hollywood titles. In addition, classical movies are featured in the TCM Channel. Through our movie channels on basic and premium services, we offer popular Hollywood titles, local blockbusters and special packages catering to our subscribers.

Sports. Exclusive and live coverage of sports events has played an important role in attracting new subscribers. Soccer is more popular than any other sports in Hong Kong. In 2004, we acquired the exclusive rights to broadcast the English Premier League football in Hong Kong for the three-year period ending May 2007. We exclusively carry the Spanish Primera Liga, the Italian Serie A and the German Bundesliga to cater to the different programming interests of soccer fans. We have also secured the exclusive rights to broadcast the 2006 FIFA World Cup, the 2006 Winter Olympics and the 2006 Asian Games. We also carry major tennis tournaments including the French Open and U.S. Open, and other major international sports competitions such as volleyball, table tennis and swimming events. Additionally, our Channel 18 provides comprehensive live coverage of all horse races of the Hong Kong Jockey Club.

Our Channels

We offer a variety of channels with our own originated or packaged channels, primarily in Cantonese, as well as licensed satellite channels. As of December 31, 2005, we offered 97 channels on our network, consisting of 54 basic channels, 39 premium channels and four pay-per-view channels.

News, sports and movies remained the mainstay of our programming platform. We also carry a number of acclaimed documentary channels such as Discovery and National Geographic Channel. Our entertainment platform consists of a mix of international, regional and self-produced channels. In the summer of 2003, we launched a 24-hour Entertainment News Channel, the first of its kind in Hong Kong, which provides round-the-clock show business news as well as programs on lifestyle and fashion trends in Hong Kong, the region and the world. We also carry various premium packages catering to ethnic minority groups, sports fans and viewers with particular interests.

Internet and Multimedia Services

Leveraging on our content library production and output, we have enhanced our Chinese language Internet portal to showcase the multimedia capabilities of our broadband Internet access service. To differentiate ourselves from other Internet services providers, we offer our television program content on our websites as well as develop new content and applications with content providers. During 2005, we launched a music download portal, imusic. We also launched a multiplayer online game in the first half of 2006. We worked with mobile phone operators for the introduction of mobile versions of stock market news and other market information. We believe we are one of the leading video suppliers to mobile operators in Hong Kong.

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	For the year ended December 31,
	2003		2004		2005
	HK$	%	HK$	%	HK$	%
	(in millions except percentages)
Pay television	1,734	81	1,888	80	1,884	77
Internet and multimedia	409	19	481	20	558	23
Corporate	—	—	6	—	14	—
Inter-segment elimination	—	—	(3)	—	(15)	—

Total operating revenues	2,143	100	2,372	100	2,441	100

Our business activities are conducted primarily in Hong Kong. For each of the years 2003, 2004 and 2005, less than 10% of our revenues were derived from activities conducted outside Hong Kong.

Sales and Marketing

Pay-TV Services

We use a variety of marketing methods to attract and retain subscribers. Direct sales marketing is our most effective sales method, particularly due to Hong Kong’s high population density. Our marketing strategy is to:

•	achieve high brand awareness;

•	feature live and exclusive sports, popular movies and convenient quality news programming;

•	develop and retain a team of well-trained direct sales representatives;

•	integrate our direct sales, advertising, inbound and outbound-telemarketing and other sales channels to optimize subscriber acquisition opportunities;

•	offer short-term promotions and incentives for subscribers to sign up quickly for longer-term commitments;

•	promote customer loyalty by offering subscriber benefit programs;

•	promote customer loyalty through the sale of set-top-boxes to subscribers; and

•	expand into niche markets by offering different programming packages which target subscribers with different price sensitivities.

Internet Access Services

The marketing strategy for our broadband Internet access service is to:

•	achieve high brand awareness;

•	develop and retain a team of well-trained direct sales representatives;

•	integrate our direct sales, advertising, inbound, and outbound-telemarketing and other sales channels to optimize subscriber acquisition opportunities;

•	offer short-term promotions and incentives for subscribers to sign up quickly for longer-term commitments;

•	offer packages bundling our pay-TV service with local VoIP service provided by Wharf T&T to attract new subscribers and promote customer loyalty; and

•	promote customer loyalty by offering subscriber benefit programs.

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

We initially built our existing backbone network first by using a microwave system. The microwave system carries scrambled television signals which travel through fiber optic cables from the cable television head-end to transmission sites on hilltops. From the transmission sites, signals are broadcast to the signal-processing center located on the rooftops of our anchor buildings. Each signal-processing center converts the microwave signals into radio frequency signals. These signals are then distributed by coaxial cable to households in the same building or adjoining buildings. The coaxial network transmits signals through amplifiers to a multi-port two-way tap which connects to the subscriber’s drop. The subscriber’s drop connects to a set-top box which descrambles the television signals in the subscriber’s home.

We have converted the majority of the trunk transmission from microwave to fiber optic cable. A portion of our network trunks are laid along the infrastructure of the Mass Transit Railway Corporation, the subway system in Hong Kong. The subway underground infrastructure provides a stable and protective network environment and facilitates the maintenance of our fiber optic trunk transmission. The in-building coaxial networks, which provides last mile access to the subscribers, remain unchanged except for the installation of the return path modules to existing amplifiers.

The completed hybrid fiber coaxial cable network is two-way capable. It has the capacity to support additional advanced services by placing telecommunications and data-communications equipment at network nodes to interface with facilities of various Internet service providers, value-added service providers, content providers, network carriers and broadcasters.

We returned the microwave frequencies previously allocated to us to the Hong Kong Government during 2001. In December 2001, we began to migrate our television service to digital broadcasting to combat illegal viewing and to expand our channel capacity. The migration was substantially completed in 2004.

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

To expand our service to remote areas and outlying islands not previously covered by our fiber network, we launched a 20-channel satellite service in the third quarter of 2004, comprising our flagship channels in news, sports and entertainment.

Broadband Internet Access System

We use our HFC cable network to provide broadband Internet access service. In order to provide such services, we need to install cable modem head-ends to route the Internet data traffic through our digital transport network.

Internet access is the first non pay-TV application deployed over our HFC cable network. We currently provide IP Point service to Wharf T&T. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission.

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

Regulations

Regulations on Television Broadcasting

Overview

We conduct our pay-TV business through our subsidiary, Hong Kong Cable Television Limited (“HKC”). HKC is a licensed subscription television broadcaster and is subject to the provisions of the Broadcasting Ordinance, the Broadcasting Authority Ordinance, the Telecommunications Ordinance and its license and related regulations, codes of practice, guidelines and directions by the Broadcasting Authority. The provisions are administered by the Broadcasting Authority, a statutory body established under the Broadcasting Authority Ordinance and the Telecommunications Authority. The Broadcasting Authority prescribes rules concerning the content and scope of television programming, supervises all services provided by television broadcasters and makes recommendations to the Chief Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses. The Chief Executive-in-Council issues domestic pay television program service licenses (formerly subscription television broadcasting licenses under the regime of the now repealed Television Ordinance) which grants the right to provide domestic pay television program services. HKC’s domestic pay television program service license sets forth the terms and conditions for providing its pay-TV service, including the length and the scope of its programming.

License

HKC provides its pay-TV services under its subscription television broadcasting license (the “Subscription TV License”) which has been deemed to be a domestic pay television program service license issued under the Broadcasting Ordinance. The Subscription TV License came into effect on June 1, 1993 and was valid for a period of 12 years until May 31, 2005.

We applied to the Government to renew the Subscription TV License in June 2003. The renewal was granted for another 12 years from June 1, 2005 with key terms no less favorable than our previous license, and the license was renamed the Domestic Pay Television Program Service License. Separately, a new fixed carrier license has been issued to us—converted from our previous fixed line license—to include the transmission of our television service under the current regulatory regime, which requires the transmission part of our television license to be subject to the Telecommunications Ordinance.

The Broadcasting Authority may require HKC to refrain from broadcasting all or part of certain programs, advertisements or other material where this would result in material breaches of the terms and conditions of the license or violations of applicable law, regulations or public policy.

We also hold a non-domestic television program service license for the uplink of a satellite channel, which has been granted limited landing right for reception in hotels and selected compounds in Mainland China.

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

Programming

HKC is required to broadcast announcements of public interest and publicity material relating to the Broadcasting Authority but is not otherwise obligated to broadcast a minimum number of channels. The maximum number of channels is set by frequency availability. Each channel, except any pay-per-view channels, must broadcast for not less than 5 hours per day. We believe we have satisfied these programming requirements.

Regulatory Developments

The Hong Kong Government has adopted the policy of liberalizing the television broadcasting market, including the pay-TV market, with the aim of increasing competition. In December 1998, the Hong Kong Government adopted a number of policies designed to liberalize the market and increase competition. These policies aim to increase competition by requiring HKC to open its networks, abolishing subscription and advertising royalties, allowing HKC to deliver telecommunications services using its subscription television network, lifting the moratorium on pay television and video-on-demand program services, and opening the market for digital terrestrial television services. The restrictions on ownership and control were also modified. Some of the policy decisions have been implemented through the enactment of the Broadcasting Ordinance in the second half of 2000. The Hong Kong Government also awarded five pay-TV licenses in late 2000. Four operators have since opted out from the Hong Kong market and returned their licenses to the Government. Nonetheless, two new pay-TV services were launched during the third quarter of 2003. They were operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. Galaxy, which Hong Kong’s dominant free-to-air television operator TVB owns 49%, launched its pay-TV service under the brand name SuperSUN TV in May 2005 and renamed it TVB Pay Vision in 2006.

The Hong Kong Government announced in July 2004 the implementation framework for digital terrestrial TV (DTT). The existing two terrestrial TV broadcasters, Asia Television Limited and Television Broadcasts Limited are required to launch DTT by 2007 and achieve at least 75% of coverage in 2008. Subject to further market and technical studies, the Government aims to switch off analog broadcasting in 2012.

The Hong Kong Government is consulting the industry on proposals to set up a unified regulator by merging the Broadcasting Authority and Telecommunications Authority for co-ordinated regulation of a converging electronic communications sector, encompassing broadcasting, telecommunications and information technology. The proposals, if adopted, are expected to come into effect by the end of 2007.

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

Licenses

In general, under the Telecommunications Ordinance, a person who establishes and maintains a means of telecommunications in Hong Kong will require a license to do so.

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

The Telecommunications Authority assigned one pair of frequency channels on the in-building coaxial network (one upstream channel and one downstream channel) for the operation of our cable modem broadband Internet service. An additional frequency was granted to us in May 2005 to cope with demands on traffic with the expansion of our customer base.

New Regulatory Developments

In January 2002, the Telecommunications Authority announced its policy on the implementation of the full liberalization of the local FTNS market in Hong Kong from January 1, 2003 which follows the liberalization policy announced in May 1999 to license the operation of additional wireline based fixed networks when the moratorium on issuing new local FTNS licenses ends on December 31, 2002. Since January 1, 2003, the local and external FTNS market is fully liberalized and there is no pre-set limit for number of licenses for the operation of local wireline-based fixed networks. In January 2003, three new local wireline-based FTNS were granted, including two that were granted to local wireless FTNS licensees by modifying their licenses to include the operation of local wireline-based FTNS. As of March 29, 2006, there were 10 local wireline-based FTNS licensees.

C. Organizational Structure

The chart below represents i-CABLE’s organizational structure as of December 31, 2005. All the companies have been established under the laws of Hong Kong, except for Apex Victory Limited, i-CABLE China Limited, i-CABLE Enterprises Limited, and i-CABLE Ventures Limited, which were established under the laws of the British Virgin Islands; and Guangzhou Kuan Xun Customer Services Company Limited and Guangzhou Dong Liang Cai Movie and Television Technology Consultation Company Limited (English translation/transliteration of Chinese name), both of which were established under the laws of China. All the companies are direct or indirect wholly-owned subsidiaries of i-CABLE.

(1)	formerly known as i-CABLE Cineplex Limited, renamed on March 14, 2005
(2)	formerly known as New Television and Film International Limited, renamed on February 8, 2005
(3)	these companies commenced business operation on August 12, 2005

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in Hong Kong dollars as of December 31, 2005. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the Hong Kong Dollar Noon Buying Rate at December 30, 2005, which was HK$7.7533 per US$1.00. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other particular rate on December 31, 2005 or any other date. Sums may not add due to rounding.

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

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and notes thereto presented in this annual report. The information presented below has been extracted from the financial statements of the Company and its subsidiaries as prepared in accordance with Hong Kong GAAP. A reconciliation of our net profit and shareholders’ equity as prepared in accordance with U.S. GAAP is also separately provided in note 35 to our consolidated financial statements.

HKC, our subsidiary, launched its pay-TV service in Hong Kong in October 1993 and is Hong Kong’s leading pay-TV operator. As of December 31, 2005, our network passed over 2,117,000 homes, of which 2,032,000 have been connected to our fiber network. As of December 31, 2005, we had 738,000 pay-TV subscribers.

Through our HFC network we began to offer broadband Internet access service in March 2000. As of December 31, 2005, we had 320,000 broadband Internet subscribers. We currently provide IP Point service to Wharf T&T, charging a service fee that is determined based on the number of IP Points provided. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2005, 120,000 IP Points were provided to Wharf T&T by iNL.

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

We generated approximately 77% of our revenues during the fiscal year ended December 31, 2005 from our pay-TV segment, with the remaining 23% mainly derived from our Internet and Multimedia segment.

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

The following table reconciles our net income under Hong Kong GAAP to our definition of adjusted EBITDA for the periods indicated:

	As of December 31,
	2001	2002	2003	2004	2005
	(HK$ in millions)
Adjusted EBITDA	615	730	789	828	760

Adjustments:
Interest income	58	26	9	—	3
Finance costs	(72)	(62)	(16)	—	—
Non-operating income/(expenses)	1	—	(10)	1	1
Income tax (expense)/credit	—	—	(13)	43	245
Impairment loss on investments	—	(73)	—	—	(2)
Depreciation	(435)	(504)	(539)	(532)	(480)
Net profit	167	117	220	340	527

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

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with Hong Kong GAAP. Our significant accounting policies are summarized in Note 2 to the accompanying consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Our management evaluates their estimates and assumptions at each balance sheet date. Actual results may differ from these estimates under different assumptions or conditions.

We believe that revenue recognition, deferred tax assets, useful lives of long-lived assets, impairment provisions for property, plant and equipment, program library, available-for-sale equity securities and goodwill (US GAAP only) and write-down of receivables and inventories to net realizable value involve accounting policies which are most affected by management’s use of judgment and estimates. Please see note 31 to our consolidated financial statements for a discussion of judgment and estimates used in these areas.

Revenue recognition

Revenue is recognized in the statement of operations provided it is probable that economic benefits will flow to the Group and revenues and costs, if applicable, can be measured reliably. Provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognized at the time when the services are provided. Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs. Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in Notes 2(i)(i) and 2(i)(ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Management considers that a key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. During the second half of 2005, additional deferred tax assets from unused tax losses of a subsidiary were recognized pursuant to a change in circumstances including, among others, stabilization of the subsidiary’s operating environment and finalization of an organization restructure plan, that reduced uncertainties surrounding the subsidiary’s future taxable profits. Accordingly, management’s judgement about the realizability of the tax losses changed to conclude it appropriate for the subject subsidiary to recognize all its tax losses at December 31, 2005 as deferred tax assets.

It is possible that adverse changes to the operating environment or the Group’s organization structure could cause a future write-down of the deferred tax assets recognized.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 2(r)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 2(j)). Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, estimated at the time such assets are acquired and based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period.

If these changes were to occur more rapidly than anticipated or in a different form from what was anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Programming library

Programming library consists of presentation rights for commissioned programs and acquired programs for showing on the Group’s television channels, and commissioned programs and films for licensing purposes. Presentation rights are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is other than indefinite) and any impairment losses (see Note 2(r)).

Amortization is charged to the statement of operations on an accelerated basis over the license period or over the estimated number of future showings. Subsequent expenditure on programs after initial acquisition is recognized as an expense when incurred.

Live programs consist of third party feed programs and are charged to the statement of operations upon telecast of the programs. Payments made in advance or in arrears of program cost recognition are recorded as prepayments or accruals, as appropriate.

Commissioned programs and films for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortized cost or net realizable value. Costs are amortized on an individual program/film basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

Net realizable value of commissioned programs and films are estimated based on their projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programs with comparable budgets, casts, or other relevant qualities. If revenue actually generated were to fall short of our forecasts, or there are changes in total projected ultimate gross revenues, amortization may need to be increased, or impairment provision may need to be made to reduce the carrying value of individual program or film to its realizable amount.

Impairment Provisions

At each balance sheet date, we review internal and external sources of information to identify indications that the Company’s property, plant and equipment, inventories, loans and receivables, film library, goodwill, and investment in available-for-sales equity instruments may be impaired or an impairment loss previously recognized no longer exists or may have decreased. If such an indication exists, the relevant asset’s recoverable amount is estimated with appropriate accounting adjustment of the carrying amount of an asset to its recoverable amount.

The sources utilized to identify indications of impairment are often subjective in nature and require us to make judgements and apply assumptions including the future utilization value of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

Results of Operations

The following table summarizes our results of operations under Hong Kong GAAP for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
	(HK$ in millions)
Service revenues	2,143	2,372	2,441

Programming costs	650	791	864
Network and other operating expenses	361	381	398
Selling, general and administrative expenses	343	373	419

	1,353	1,544	1,681

Depreciation	539	532	480

Total operating expenses	1,892	2,076	2,161

Profit from operations	251	296	280
Non-operating income/(expenses)	(10)	1	1
Interest income	8	—	3
Impairment loss on investments	—	—	(2)
Finance costs	(16)	—	—

Profit before taxation	233	297	282
Income tax (expense)/credit	(13)	43	245

Net profit	220	340	527

2005 Compared to 2004

Services Revenues

Our service revenues in 2005 increased by HK$69 million (US$9 million), or 3%, to HK$2,441 million (US$315 million) from HK$2,372 million in 2004. Although pay-TV ARPU decreased by 6% to HK$212 in 2005 from HK$225 in 2004 due to the offering of lower-yield mini-packages to attract new subscribers, service revenues from our pay-TV business in 2005 decreased only slightly by HK$4 million (US$0.5 million), or 0.2%, to HK$1,884 million (US$243 million) from HK$1,888 million in 2004 due to keen competition throughout the year. Net increase of subscribers in 2005, however, was 36,000, compared to 47,000 in 2004. During the same period, service revenues from our Internet-related services increased by HK$78 million (US$10 million), or 16%, to HK$558 million (US$72 million) from HK$481 million during the previous year due to a 10% growth in broadband subscriber and a 314% increase in VoIP lines in service. Net increase in broadband subscribers, however, decreased to 29,000 in 2005 from 34,000 in 2004. Service revenues attributable to our Internet-related services accounted for 23% of our total service revenues in 2005, representing a 3% increase as compared to 20% during the previous year.

Operating Expenses

Our operating expenses including depreciation increased by HK$85 million (US$11 million), or 4%, to HK$2,161 million (US$279 million) in 2005 from HK$2,076 million in 2004, with the following breakdown:

Programming Costs. Programming costs increased by 9% to HK$864 million (US$111 million) in 2005 from HK$791 million in 2004, primarily due to higher costs for program acquisition especially for sports events.

Network and Other Operating Expenses. Network and other operating expenses increased 4% to HK$398 million (US$51 million) in 2005 from HK$381 million in 2004, primarily due to increase in customer fulfillment costs and direct costs incurred for launching the Newsline Express programming service on Kowloon-Canton Railway Corporation lines in August 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 12% to HK$419 million (US$54 million) in 2005 from HK$373 million in 2004 due primarily to higher pay-TV marketing expenses and sales costs.

Depreciation. Depreciation expenses decreased by 10% to HK$480 million (US$62 million) in 2005 from HK$532 million in 2004 due mainly to lower depreciation charge in set-top-boxes, cable modem and network assets following the expiry of the depreciation cycle.

Operating Profit

We recognized an operating profit of HK$280 million (US$36 million) in 2005, representing a HK$16 million (US$2 million), or 5%, decrease compared to HK$296 million in 2004.

Interest Income and Finance Costs

Interest income increased to HK$3 million in 2005 from HK$0.02 million in 2004 and finance costs decreased by 44% to HK$0.1 million in 2005 from HK$0.2 million in 2004 mainly due to improvement in cash position.

Provision for income tax

Income tax credit of HK$245 million primarily represented the recognition of HK$205 million tax losses as deferred tax assets mainly due to the recognition of all unused tax losses at December 31, 2005 by a subsidiary as deferred tax assets, combined with HK$40 million reversal in deferred tax liabilities.

Net Profit

We recorded a net profit after taxation of HK$527 million (US$68 million) in 2005, representing an increase of HK$187 million (US$24 million), or 55%, from HK$340 million in 2004. Basic and diluted earnings per share for 2005 were 26.1 cents as compared to basic and diluted earnings per share of 16.8 cents in 2004.

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

Differences between Hong Kong GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP which differs in certain significant respects from U.S. GAAP.

The description of the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to i-CABLE, including deferred pre-maturity and franchise costs, the offset of goodwill against reserves, the reversal of impairment write down, installation fees, costs and subscription fees, and share option compensation expense, is provided in Note 35 to our consolidated financial statements. A reconciliation of net profit for the three years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2004 and 2005 under Hong Kong GAAP to the comparable amounts determined under U.S. GAAP is also provided in Note 35 to our consolidated financial statements.

Net profit and shareholders’ equity under Hong Kong GAAP as compared to the amounts determined under U.S. GAAP is set forth below:

	As of and for the year ended December 31,
	2003	2004	2005
	(HK$ in millions)
Net profit:
Hong Kong GAAP	220	340	527
U.S. GAAP	128	248	495

Shareholders’ equity:
Hong Kong GAAP	1,685	1,883	2,248
U.S. GAAP	1,824	1,931	2,263

B. Liquidity and Capital Resources

Liquidity

During the first few years following the commencement of our business, we financed our operations and capital expenditure requirements primarily through a shareholder’s loan from Wharf Communications, cash flows from operations, issuance of convertible bonds and our initial public offering in 1999. In October 2002, we redeemed prior to maturity HK$1,500 million out of HK$1,800 million outstanding balance of our fixed rate convertible bonds. The balance of the convertible bonds amounting to HK$300 million was fully redeemed upon maturity in November 2003. These fixed rate convertible bonds were held by a subsidiary of Wharf. We repaid our bank borrowings during 2003 and as of December 31, 2003, we were debt-free with a surplus cash of HK$29 million. As of December 31, 2005 we had net cash of HK$352 million. As of December 31, 2005, we had current assets of HK$671 million and current liabilities of HK$717 million. Our current ratio was 94%.

As of December 31, 2005 the surplus cash of HK$352 million, together with expected cash flow from operations are expected to be sufficient to fund our current operational and capital expenditure plans.

During 2005, net cash generated from operating activities amounted to HK$784 million (US$101 million), an increase of HK$7 million (US$1 million) or 1% from HK$777 million in 2004. Cash used in investing activities in 2005 totaled HK$385 million (US$50 million), compared to cash used in investing activities of HK$549 million (US$71 million) in 2004, mainly due to decrease in plant and equipment acquisition. We believe that cash generated from our operations and funds available from external sources will be sufficient to cover our operating and capital expenditures for the next 12 months.

The following table sets forth a summary of our statements of cash flows under Hong Kong GAAP for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
	(HK$ in millions)
Net cash inflow from operating activities	720	777	784
Net cash inflow/(outflow) from investing activities	49	(549)	(385)
Net cash outflow from financing activities	(747)	(141)	(162)

Net increase in cash and cash equivalents	22	86	237

If the primary sources of funding are inadequate to meet our liquidity requirements and borrowing commitments, or if we pursue new projects, we may need to raise capital in the future. Depending on our capital requirements, market conditions and other factors, we may raise additional funds through debt or equity offerings or through the sale of assets. We have arranged short term bank credit facilities of approximately HK$616 million to meet any future cash outflow. In the event that such financing cannot be obtained, we may have to scale back our business expansion plans.

Capital Resources

Our cash outflow for capital expenditures decreased by HK$173 million (US$22 million) or 38% to HK$286 million (US$37 million) in 2005 from HK$459 million in 2004. The capital expenditures consisted primarily of investments in digital set-top boxes, cable modems and related broadband equipment, as well as in television production facilities and further network upgrade and expansion. These items are expected to be the major areas of our capital expenditures in 2006.

Our cash outflow for the purchase of our programming library for the year ended December 31, 2005 increased by HK$10 million (US$1.3 million) or 10% to HK$105 million (US$14 million) from HK$95 million in 2004.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments at December 31, 2005:

	2006	2007-2009	2010 and thereafter	Total
	(HK$ in millions)
Operating leases	40	71	61	172

Capital commitments
Authorized and contracted for	27	—	—	27

Programming and other commitments
Authorized and contracted for	326	139	—	465

	393	210	61	664

We have operating leases for our premises and certain office equipment, some of which have future minimum non-cancellable lease payments and do not allow for early termination by us without cause. As of December 31, 2005, our minimum lease payment commitments under such operating leases totaled HK$172 million (US$22 million).

As of December 31, 2005, our contracted commitments in respect of plant, equipment, investment in prospective subsidiary and associate, leasehold improvements and programming rights and services amounted to HK$492 million (US$63 million). We expect to meet these commitments from our current cash on hand and additional cash to be generated from future operations.

C. Research and Development, Patents and Licenses, etc.

We did not engage in research and development activities during the years ended December 31, 2005, 2004 and 2003, respectively.

D. Trend Information

Prospects

We plan to increase our pay-TV subscriber base by marketing through direct sales, promotions, and advertising. In addition, we intend to continue to explore the opportunities for launching new services made possible by the expanded effective network capacity following digitization. The markets for pay-TV in Hong Kong are increasingly competitive. This high level of competition may reduce our pay-TV revenue, resulting in a decrease in our cash flow and operating margin.

In 2005, we established three content production subsidiaries, namely i-CABLE News Limited, i-CABLE Sports Limited and i-CABLE Entertainment Limited for our news, sports and entertainment platforms respectively. We believe the reform will give our various program production units greater flexibility to optimize their resources, exploit their assets and explore new markets in their respective fields, which would in turn make our production capabilities more efficient and market driven. During the year, we changed the line-up of our news and movie channels. See “Item 4.B Business Overview—Programming—Pay-TV Services.”

We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Although we have substantially completed migrating our transmission from analog to digital platforms to fight piracy, illegal viewing activities have continued and we are aware that pirated digital set-top-boxes are available in the market. Despite the deployment of anti-piracy measures, we expect manufacturers or vendors of unauthorized pay-TV decoders to attempt to overcome our digital encryption methods. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue. See “Item 3—Key Information—Risk Factors—Illegal viewing activities may affect our pay-TV subscriber growth and subscription revenue.”

Internet and Multimedia

We intend to increase our broadband subscriber base by marketing through direct sales, promotions, advertising, and offering competitive prices. The growth of our broadband subscriber base may require continued growth in the demand for broadband services in Hong Kong, although critical issues concerning the increased use of the Internet may adversely affect future demand for our broadband Internet access service. See “Item 3—Key Information—Risk Factors—Demand for our broadband Internet access service may not continue to grow.”

The markets for Internet access and related services in Hong Kong are highly competitive. This high level of competition may reduce our broadband revenue, resulting in a decrease in our cash flow and operating margin. In 2005, the offer of bundled services, i.e, voice, data and pay-TV services had enabled us to entice new customers. As a result, an operating profit of HK$78 million was achieved for 2005, reversing operating loss in previous years. However, we believe broadband services have become a commodity product that is highly sensitive to price. Competition in the segment will continue to exert pressure on our income and market share. We will continue to enhance our service quality and introduce more value-added services to expand our market share in the broadband segment. See “Item 3—Key Information—Risks Factors—The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.”

Some of our competitors offer broadband Internet access service with bandwidth advantage over our broadband Internet access service in the residential market. We may need to incur substantial capital expenditures to keep pace with our competitors’ technological developments. See “Item 3—Key Information—Risks Factors—We may need to incur substantial capital expenditures to keep pace with technological developments or our customers’ demand for new products and services. This may adversely affect our financial condition.”

We currently provide IP Point service to Wharf T&T, charging a service fee that is determined based on the number of IP Points provided. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.” With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2005, we provided 120,000 IP Points to Wharf T&T.

Satellite Television Service in Mainland China

We have launched a satellite channel targeted primarily at Mainland China. The satellite channel has been granted approval to broadcast to hotels rated at or above three stars, foreign compounds and other select areas in Mainland China. The channel features live and updated reporting of events in the entertainment world. The relevant television market in Mainland China is highly competitive. The channel is expected to incur losses in its initial years of operation and it may not become profitable. See “Item 3—Key Information—Risk Factors—We have launched a satellite channel targeted primarily at Mainland China. The channel is expected to incur losses in its initial years of operation and it may not become profitable.”

New Services

We continue to look for ways to offer new services by leveraging our HFC cable network, local content production expertise, as well as our brand name, marketing and customer service infrastructure to launch new and enhanced Internet and telecommunications services. With our capacity to offer live digital content as well as the abundance of digital content in our library, we are offering content to other service operators, such as 3G mobile service operators. We have launched a new multiplayer online game in the first half of 2006.

At the same time, we are supplying our programming service to other media. We are now the sole supplier of Hong Kong news service to an onboard channel of Hong Kong’s flag carrier airline, Cathay Pacific Airways. We have also reached an agreement with Kowloon-Canton Railway Corporation to be the sole content supplier and exclusive commercial airtime sales agent for an information display system on its trains. The in-train audio-visual system, known as “Newsline Express”, displays news and commercial and was launched in August 2005.

Film Production

In 2005, we established a wholly-owned subsidiary, Sundream Motion Pictures, to engage in film production. Some of these films will be released to overseas and Mainland China markets in addition to local theatres. We plan to generate revenue from theatrical release and licensing of these films. Sundream released its first movie in February 2006. However, this subsidiary may cause volatility in our earnings and may not be profitable. See “Item 3—Key Information—Risk Factors—We established a wholly-owned subsidiary to embark on film production. This new subsidiary may cause volatility in our consolidated earnings and it may not become profitable.”

Significant Trends

The significant trends that are expected to have a material effect on our financial performance and operating results for the current year are set out below:

Since the launch of our pay-TV service in October 1993, our total pay-TV subscribers have increased annually. During 2005, our total pay-TV subscribers have increased by 5% to 738,000.

Although our pay-TV and broadband subscribers have continued to grow, both the pay-TV and broadband services markets are highly competitive. The growth in our pay-TV or broadband subscribers may slow in 2006 with intensifying competition. See “Item 3—Key Information—Risk Factors—The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.”

Our programming costs increased by 9% to HK$864 million (US$111 million) in 2005 from HK$791 million in 2004, primarily due to increased costs for sports events broadcasting rights and other program enhancements.

E. Off-balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources—Contractual Obligations and Commitments.”

G. Recent Hong Kong GAAP and U.S. GAAP Pronouncements

Please see Note 32 and Note 35(g) to our consolidated financial statements for the year ended December 31, 2005 for a discussion of the impact of recent Hong Kong and U.S. GAAP accounting pronouncements respectively, on our results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and senior management are as follows:

Name	Age as of December 31, 2005	Positions
Mr. Stephen T. H. Ng	53	Chairman and Chief Executive Officer
Mr. Samuel S. F. Wong (resigned on January 1, 2006)	44	Director and Chief Financial Officer
Mr. Fa-Kuang Hu, GBS, CBE, JP	82	Director
Mr. Quinn Y. K. Law (resigned on November 1, 2005)	53	Director
Hon. Victor C. W. Lo, GBS, JP	55	Director
Dr. Dennis T. L. Sun, BBS, JP	55	Director
Sir Gordon Y. S. Wu, GBS, KCMG, FICE	70	Director
Mr. Anthony K. K. Yeung, JP	60	Director
Mr. William J. H. Kwan	42	Chief Financial Officer
Mr. Eric Lo (resigned on April 1, 2006)	55	Executive Director, Cable Subscription Services, Hong Kong Cable Television Limited
Mr. Vincent T. Y. Lam	55	Executive Director, Hong Kong Cable Television Limited
Mr. Benjamin W. S. Tong	56	Executive Director, Hong Kong Cable Television Limited and i-CABLE WebServe Limited
Mr. Siuming Y. M. Tsui	52	Executive Director, i-CABLE Entertainment Limited; Chief Operating Officer, i-CABLE Satellite Television Limited; President, Sundream Motion Pictures Limited
Mr. Ronald Y. C. Chiu	53	Executive Director, i-CABLE News Limited and i-CABLE Sports Limited
Mr. Garmen K. Y. Chan	52	Vice President, External Affairs
Mr. Felix W. K. Yip	46	Vice President, Human Resources, Administration and Audit
Mr. Simon K. K. Yu	52	Vice President, Network Operations, Hong Kong Cable Television Limited
Mr. Samuel C. C. Tsang	49	General Manager, Hong Kong Cable Enterprises Limited and Hong Kong Cable News Express Limited
Mr. David C. T. Wong	51	Vice President, i-CABLE Enterprises Limited

Directors

Stephen T. H. Ng. Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of the Company’s holding company, namely, The Wharf (Holdings) Limited, the deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of both Joyce Boutique Holdings Limited and Modern Terminals Limited, and the chairman, president and chief executive officer of Wharf T&T Limited. He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

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

Victor C. W. Lo, GBS, JP. Mr. Lo has been an independent Non-executive Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. Mr. Lo is a member of the Executive Council of Hong Kong Special Administrative Region. Furthermore, he is currently chairman of Hong Kong Science and Technology Parks Corporation, council chairman of The Hong Kong Polytechnic University and chairman of Board of Governors, Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He graduated from the Institute of Design of Illinois Institute of Technology in the United States with a Bachelor of Science degree in Product Design.

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

Gordon Y. S. Wu, GBS, KCMG, FICE. Sir Gordon Wu has been an independent Non-executive Director of the Company since 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is also the chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honors which include, inter alia, membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

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

Anthony K. K. Yeung, JP. Mr. Yeung has been a Director of the Company since 2004. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee. He is the chairman of K. K. Yeung Management Consultants Ltd., Wall Street Resources Ltd. and Environmental International Limited. Furthermore, he is a managing partner of K. K. Yeung Partnership, Certified Public Accountants (Practising). He is also an independent Non-executive Director of publicly-listed TeleEye Holdings Limited. Mr. Yeung is also an Executive Committee member of CityU Professional Services Limited.

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

Furthermore, Mr. Yeung is a member of the Small & Medium Enterprises Committee, the Labour Advisory Board, the Rehabilitation Advisory Committee and the Professional Services Development Assistance Scheme Vetting Committee and the Manpower Development Committee appointed by the Chief Executive of the Government of the HKSAR. He is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgians.

Senior Management

Stephen T. H. Ng. See “Directors” above.

William J. H. Kwan. Mr. Kwan joined HKC in January 1994 and has been a Director—Corporate Development since 2002. He was appointed Chief Financial Officer effective from January 1, 2006.

Ronald Y. C. Chiu. Mr. Chiu joined Wharf Communications in 1991 as a member of the pre-license consultant team. When HKC was awarded the license in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002. He became an executive director of i-CABLE News Limited and i-CABLE Sports Limited in September 2005. Mr. Chiu is now responsible for operating channels of the Sports and News platform. Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Vincent T. Y. Lam. Mr. Lam joined Wharf Communications in 1992 as Vice President—Planning. In 1995, Mr. Lam was appointed chief operating officer of iNL responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 2006, Mr. Lam became an executive director of HKC, responsible for strategic development and engineering, including technologies, services and regulatory development. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Benjamin W. S. Tong. Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group’s high-speed Internet access service. He became an executive director of HKC and i-CABLE WebServe Limited in 2006 to take overall charge of the company’s pay-TV and broadband subscription services. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui. Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of our subsidiary, i-CABLE Satellite Television Limited, to develop satellite television business and program production in Mainland China. Mr. Tsui was an executive director, Programming Services of HKC from 2002 to 2005. He became an executive director of i-CABLE Entertainment Limited in September 2005. Mr. Tsui was principally responsible for program development, production, distribution and transmission of channels of our entertainment platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president for Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

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

Simon K. K. Yu. Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC. He became Vice President—Network Operations of HKC in 2006 to take charge of operations of the company’s HFC & MMDS networks.

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

David C. T. Wong. Mr. Wong joined the Group in May 2004 as Vice President of i-CABLE Enterprises Limited. He is responsible for formulating and implementing strategies for the Group in opening up cross-media business opportunities. Mr. Wong has over 20 years of journalistic experience and held various senior editorial and managerial positions in the Sing Tao Newspapers Group. Prior to joining the Group, Mr. Wong was Director-General of the Hong Kong Press Council—a self-regulatory body to promote professional ethics of the newspaper industry.

Felix W. K. Yip. Mr. Yip joined HKC in February 2005 as Vice President—Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager—Human Resources & Administration, China Business Operations.

B. Compensation

During 2005, an aggregate amount of HK$37.3 million in compensation was paid to our directors and officers as a group by us and by the Wharf Group on our behalf. We also provide fringe benefits and other compensation arrangements to a number of our directors and officers.

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

Our retirement scheme costs before capitalization and charged to the statement of operations during the year ended December 31, 2005 amounted to HK$18,755,121 (HK$18,389,059 in 2004) which were incurred after utilization of forfeitures to reduce our contributions of HK$2,292,243 (HK$1,735,772 in 2004).

The total employers’ cost in respect of our retirement scheme, including the cost related to the MPF which is not operated by us, charged to statement of operations during the year ended December 31, 2005 amounted to HK$31,870,567 (HK$29,997,877 in 2004).

C. Board Practices

Our directors during the financial year were Mr. Stephen T. H. Ng, Mr. Samuel S. F. Wong (resigned on January 1, 2006), Mr. F. K. Hu, Mr. Quinn Y. K. Law (resigned on November 1, 2005), Hon. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

Mr. Stephen T. H. Ng and Sir Gordon Y. S. Wu retired from the Board at the Annual General Meeting held on May 22, 2006. Being eligible, they offered themselves for re-election. Mr. Ng, as Chairman of the Company, receives from the Company a Director’s fee at such rate as from time to time approved by the Company’s shareholders, currently being HK$50,000 per annum. Furthermore, he also receives from the Group an emolument, inclusive of basic salary, various allowances, etc., of approximately HK$2.6 million per annum. In addition, a discretionary bonus is normally payable to Mr. Ng with the amount of such bonus to be fixed unilaterally by the Company in each year. Sir Gordon receives from the Company a Director’s fee at such rate as from time to time approved by the Company’s shareholders, currently being HK$50,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the abovementioned Director’s fee.

Audit Committee

As of December 31, 2005, our audit committee was composed of three independent non-executive directors: Mr. Fa-Kuang Hu (Chairman), Dr. Dennis T. L. Sun (Deputy Chairman), and Mr. Anthony K. K. Yeung. Mr. Yeung is a “financial expert” within the meaning of the Sarbanes-Oxley Act of 2002. Under our audit committee charter, members of our audit committee must be independent, the audit committee must meet at least twice a year and must have at least three members. The audit committee’s responsibilities include the appointment of our external auditors and a review of our accounting policies and practices. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor.

Compensation Committee

As of December 31, 2005, our compensation committee was composed of Mr. Fa-Kuang Hu (Chairman) and Dr. Dennis Sun (Deputy Chairman). Our compensation committee must have at least two members, who are appointed by our board of directors among our non-executive directors. The chairman and a majority of the members of the committee must be independent from us. The quorum for a compensation committee meeting is two members. Decisions are made by a majority of votes of the members present, and in the case of an equality of votes, the chairman of the committee shall have a second or casting vote. A resolution in writing signed by all of the committee members is treated as if it had been passed at a meeting of the committee. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor. The compensation committee’s responsibilities include the following:

•	approve compensation and benefits for directors and senior executives;

•	decide the terms of the Employee Share Option Scheme; and

•	review compensation-related or other issues as requested by our board of directors.

D. Employees

As of December 31, 2005 we had 3,275 full-time employees, classified by function as follows:

Television operations	1,129
Network and technical operations	613
Sales and marketing	590
Customer service and support operations	708
Internet access and content operations	72
Administration, finance and others	163

Total	3,275

We believe our relations with our employees are good.

E. Share ownership

At December 31, 2005, Mr. Stephen T. H. Ng, and Mr. Samuel S. F. Wong (resigned on January 1, 2006), two of our directors, owned 1,065,005 and 3,000 of our ordinary shares, respectively. Except as disclosed in the previous sentence, none of our directors serving as of December 31, 2005 owned any of our ordinary shares at December 31, 2005.

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

The above-mentioned options include the options granted to two of our Directors, Mr. Stephen T. H. Ng and Mr. Samuel S. F. Wong (resigned on January 1, 2006), to subscribe for 1,500,000 and 700,000 ordinary shares, respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights are exercisable during the period from April 1, 2001 to December 31, 2009 at a subscription price of HK$10.49 per share.

The above-mentioned options also include the options granted to Mr. Stephen T. H. Ng and Mr. Samuel S. F. Wong (resigned on January 1, 2006) to subscribe for 1,100,000 and 476,000 of our ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights of 150,000 shares in respect of Mr. Ng and 65,500 shares in respect of Mr. Wong were exercisable from April 1, 2003 to December 31, 2003. The remaining 700,000 shares in respect of Mr. Ng and 241,500 shares in respect of Mr. Wong were exercisable up to December 31, 2005.

The total number of employee share options which were granted, exercised and lapsed during the year ended December 31, 2005 is set out in Note 35(f) to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table contains information with respect to the ownership of our ordinary shares, as of December 31, 2005, by each person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company. There are no differences in the voting rights among any of the major shareholders.

		Ordinary shares owned (2)
Name (1)		Number	Percent
(i)	Wharf Communications Limited	1,480,505,171	73.32%
(ii)	The Wharf (Holdings) Limited	1,480,505,171	73.32%
(iii)	WF Investment Partners Limited	1,480,505,171	73.32%
(iv)	Wheelock and Company Limited	1,481,442,626	73.37%
(v)	HSBC Trustee (Guernsey) Limited	1,481,442,626	73.37%
(vi)	Marathon Asset Management Limited	121,332,000	6.01%

(1)	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).
(2)	All the interests stated above represented long positions and as at December 31, 2005, there were no short position interests recorded in the Register.

B. Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us. A significant part of these transactions are transactions with Wharf and its subsidiaries (together, the “Wharf Group”). We are a 73.32%-owned subsidiary of Wharf. We lease various properties from the Wharf Group and paid rentals and related management fees in the amount of HK$38.4 million, HK$35.4 million and HK$36.1 million for the years 2003, 2004 and 2005, respectively. On the other hand, we lease various properties to the Wharf Group and received rentals in the amount of HK$4.5 million for each of the years 2003, 2004 and 2005. The Wharf Group provides telecommunication services to us relating to dataline leasing, public non-exclusive telecommunication services and international bandwidth access. Expenses for such telecommunication services amounted to HK$24.5 million, HK$24.8 million and 21.8 million in 2003, 2004 and 2005, respectively. The Wharf Group also offers computer maintenance and consulting services to us. Such computer services fees amounted to HK$14.2 million, HK$14.0 million and HK$17.8 million in 2003, 2004 and 2005, respectively. On the other hand, we offer the Wharf Group operation and maintenance services in relation to ducts, cables and ancillary equipment, generating income of HK$21.3 million, HK$21.2 million and HK$21.8 million in 2003, 2004 and 2005, respectively. In addition, certain management services costs incurred by the Wharf Group on our behalf are recharged to us. Fees recharged for this purpose in 2003, 2004 and 2005 were HK$11.6 million, HK$11.6 million and HK$12.6 million, respectively. In addition, we provide project management services to the Wharf Group, generating income of HK$7.1 million, HK$6.5 million and HK$6.1 million in 2003, 2004 and 2005, respectively. We also provide Internet Protocol Point wholesale services to the Wharf Group, generating income of HK$1.4 million and HK$21.3 million in 2004 and 2005, respectively. We provide agency services to the Wharf Group and charge an agency fee of HK$1.1 million and HK$14.2 million in 2004 and 2005, respectively.

The following table sets forth information relating to certain connected transactions (the “Connected Transactions”) between the Company and the Wharf Group for the years ended December 31, 2005, 2004 and 2003:

		Amount paid (received) For the year ended December 31,
Description of the Connected Transactions		2003	2004	2005
		(HK$ in millions)
I.	Property
1.	Headquarters leased from the Wharf Group Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, units 1, 2 and 4 on G/F, storeroom 3 on the roof top, and various car-parking and lorry-parking spaces of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories (“Cable TV Tower”)	28.5	25.4	27.0
2.	Licenses granted to the Wharf Group to occupy premises
	(a) Northern portion of 12/F of Cable TV Tower	1.2	1.2	1.2
	(b) Parts of 9/F and of 12/F of Cable TV Tower	2.5	2.5	2.5
3.	Licenses granted by the Wharf Group to occupy premises
	(a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories	0.1	0.1	0.1
	(b) Unit D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon	1.0	1.0	1.0
4.	Car-parking spaces rented from the Wharf Group
	Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories	2.4	2.4	1.4

II.	Computer services
1.	Information technology services provided by the Wharf Group	8.4	11.0	18.9
2.	Billing services provided by the Wharf Group	6.5	6.9	6.8

III.	Network
1.	Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group	21.1	21.0	21.6
2.	Telecommunications services provided by the Wharf Group	24.5	24.8	21.8
3.	Project management services provided to the Wharf Group	7.1	6.5	6.1
4.	Multi-party arrangements for the construction, sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:
	(a) Amount paid by the Group	1.2	1.1	1.0
	(b) Amount received by the Group	1.6	2.4	4.0

IV.	Advertising services
1.	Advertising services provided by the Wharf Group	1.5	1.2	—
2.	Advertising services provided to the Wharf Group	—	—	0.1

V.	Management services provided by the Wharf Group	11.6	11.6	12.6

VI.	Video link service provided by the Wharf Group	2.3	2.2	2.4

VII.	Internet Protocol Network point-of-presence service provided to the Wharf Group	—	—	20.8

VIII.	Sales and servicing agency in respect of Pay TV, Broadband Internet and telephony services provided between the Wharf Group and i-CABLE Group:
	a. Amount paid by the Group	—	—	2.7
	b. Amount received by the Group	—	—	11.8

As all of the Connected Transactions described above are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the “Requirements”) relating to the Connected Transactions under the Rules governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) would be impractical. On our application, the Hong Kong Stock Exchange granted us conditional waivers from strict compliance with the Requirements in respect of some of the Connected Transactions, namely, (I) to (VIII) above.

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

2. in respect of each of the Connected Transactions mentioned above in paragraphs numbered I.1, I.2(a), I.3(a), I.4, II.1, II.2, III.1, III.2, III.3, III.4(a), III.4(b), IV.2 and V, the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2005 of the Company was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount previously prescribed by the Hong Kong Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e. 3% of our consolidated net tangible assets as disclosed in our audited consolidated accounts for the year ended December 31, 2004;

3. in respect of each of the Connected Transactions mentioned above in paragraphs numbered I.2(b), I.3(b) and IV.1, the aggregate amount of fees paid for the financial year ended December 31, 2005 in respect of each of such category was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount of HK$10 million previously prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001; and

4. in respect of the Connected Transaction mentioned above in paragraph numbered VI, the amount paid for the financial year ended December 31, 2005 was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount (as previously prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of our turnover for the immediately preceding year.

On October 18, 2004, an agreement (the “Agreement”) was entered into by iNL, a wholly-owned subsidiary of the Company, with Wharf T&T in respect of the provision of IP Point service to Wharf T&T for three years commencing from October 18, 2004. There is a right for either party to terminate the Agreement at the first or second anniversary by giving 3 months prior notice. Since the Company is a 73%-owned subsidiary of Wharf, the transaction constitutes a continuing connected transaction for the Company under the Listing Rules.

The service fee per month per IP Point is HK$25 net of discounts (if applicable), payable in cash and on monthly basis. The minimum purchase is 25,000 IP Points, applicable from May 18, 2005 onwards. The parties have agreed to adopt an annual cap amount for the service fees for each of the three financial years of the Company ending December 31, 2005, 2006 and 2007. Such annual cap amounts for those three financial years are HK$25 million, HK$40 million and HK$50 million respectively, which are in line with iNL’s internal forecasts based on an upside scenario. No cap amount was adopted for the service fee payable for the period from commencement of the Agreement to December 31, 2004 or the year ended December 31, 2005, which was below the de minimis level under the Listing Rules.

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

The parties have also agreed that the aggregate annual service fees payable or receivable, whichever is higher, by Wharf T&T to or from (as the case may be) HKC and iWL under the agreement for each of the years ending December 31, 2005, December 31, 2006 and December 31, 2007 must not exceed HK$33.1 million, HK$47 million and HK$50 million respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 19(a) for a list of financial statements filed under Item 18.

Legal Proceedings

A litigation was lodged by the Secretary of Justice on behalf of the Hong Kong Government against HKC for the settlement of subscription royalty of HK$1,237,190 which remained outstanding, and interest accrued on the said outstanding amount. The outstanding subscription royalty of HK$1,237,190 arose from a dispute between the Government and HKC over the interpretation of the calculation basis of HKC’s subscription royalty payable for year 2000. If HKC is found to be liable, HKC’s liability for the amount claimed plus interest accrued up to December 31, 2005 may amount up to HK$1,489,804. The management is of the view, based on legal advice, that it is not probable that the court will find a case against HKC. No provision has accordingly been made in this respect.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On June 26, 2006, the last reported sale price of our ADSs on the Nasdaq National Market was US$4.75. As of May 31, 2006, there were 25 registered holders of ADSs on our record.

The principal trading market for our ordinary shares is the Stock Exchange of Hong Kong Limited, or the HKSE. Our ADSs have been quoted on The Nasdaq National Market under the symbol “ICAB” since November 24, 1999. Each ADS represents 20 ordinary shares.

The table below sets forth, for the periods indicated, the highest and lowest closing price for our ordinary shares on the HKSE and our ADSs on the Nasdaq National Market. The closing price for the ordinary shares on the HKSE and the ADSs on The Nasdaq National Market on December 30, 2005 was HK$1.900 per ordinary share and US$4.60 per ADS, respectively. The table is based on information made available by commercial financial information services and is believed to be reliable.

	Ordinary Shares		ADSs
	High	Low	High	Low
	(HK$)		(US$)
Fiscal Year:
2000	11.150	2.400	27.50	6.00
2001	5.100	3.150	13.40	7.80
2002	6.200	2.575	15.50	6.52
2003	2.875	1.660	7.25	4.20
2004	3.175	2.450	8.00	4.80
2005	3.025	1.830	7.68	4.57
Fiscal 2004:
First Quarter	3.175	1.970	7.92	4.80
Second Quarter	3.100	3.050	7.90	6.39
Third Quarter	2.675	2.400	7.57	6.16
Fourth Quarter	2.900	2.725	8.00	6.85
Fiscal 2005:
First Quarter	2.900	2.775	7.25	6.60
Second Quarter	3.025	2.575	7.68	6.37
Third Quarter	2.575	2.125	7.08	5.48
Fourth Quarter	2.300	1.830	5.99	4.57
Fiscal 2006:
First Quarter	2.025	1.750	5.53	4.50
Previous Six Months:
December 2005	1.950	1.830	5.30	4.57
January 2006	2.025	1.920	5.30	4.56
February 2006	2.025	1.870	5.35	4.75
March 2006	1.930	1.750	5.53	4.50
April 2006	1.790	1.710	4.80	4.25
May 2006	1.850	1.730	4.88	4.20
June 2006 (As of June 26, 2006)	1.760	1.640	4.78	4.01

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

In November 2005, the Revenue (Abolition of Estate Duty) Ordinance was enacted, which implements the proposal to abolish estate duty. Under the new law, estates of persons who pass away on or after 11 February 2006 will not be subject to estate duty.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to foreign exchange and interest-rate risk primarily associated with underlying assets and/or liabilities. During 2004, we entered into a forward foreign exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2005. To date, we have not entered into any other types of derivatives to hedge against foreign currency fluctuation or interest-rate changes, nor do we speculate in foreign currency.

Foreign Currency Risk

The functional currency for our operations is the HK dollar. We have incurred and expect to continue to incur expenses and liabilities in U.S. dollars, primarily because our licensed programming costs are in U.S. dollars. There have been no material operating trends or effects on our liquidity as a result of fluctuations in currency exchange rates. To date, the Hong Kong Government has continued to support a linkage of the value of the HK dollar to the U.S. dollar at approximately HK$7.80 to US$1.00. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1 to RMB8.27 to US$1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi will be pegged to a basket of currencies, which components will be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the Chinese government widened the daily trading band for Renminbi against non-US dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could in turn give rise to a revaluation of the HK dollar against the U.S. dollar.

Interest Rate Risk

As of December 31, 2005, we had cash and cash equivalents of HK$352 million (US$45.4 million). The interest income derived from these cash and cash equivalents is determined with reference to market interest rates.

Deflation

For the years 2003 and 2004, Hong Kong experienced an annual deflation rate of 2.6% and 0.4%, respectively, based on its Composite Consumer Price Index. Deflation in Hong Kong did not have a material impact on our operations. For the year 2005, Hong Kong experienced an annual inflation rate of 1.1%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is made known to them by others within i-CABLE and its subsidiaries and is recorded, processed, summarized and reported as and when required.

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

ITEM 16B. CODE OF ETHICS

We adopted a Code of Ethics that applied to our Chief Executive Officer and senior financial officers in 2003. We amended this Code of Ethics to comply with the Sarbanes-Oxley Act of 2002 in 2005. We filed this amended Code of Ethics as an exhibit to the annual report on Form 20-F for the fiscal year ended December 31, 2004. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees to the Independent Auditor

The Board of Directors engaged KPMG (“KPMG”) to perform an annual audit of the Company’s financial statements. The following table presents fees for professional audit services rendered by KPMG for the audit of the Company’s annual consolidated financial statements for 2004 and 2005, and fees billed for other services rendered by KPMG in each of those years.

	2004	2005
	(HK$ in thousands)
Audit fees	2,504	2,742
Audit-related fees (1)	16	30
Tax fees (2)	772	748
All other fees (3)	450	900

Total fees	3,742	4,420

(1)	Audit related fees consist of fees for issuance of agreed upon procedures reports not required by statute or regulation.
(2)	Tax fees consist of fees for tax compliance services.
(3)	Fees for issuance of a report in connection with the capital reduction of a subsidiary during 2004 and for a special project during 2005.

Pre-Approval of Services Provided by KPMG

The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by KPMG after January 1, 2003. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by KPMG in 2005 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

ITEM 19. EXHIBITS

(b) List of Exhibits

See Item 19(a) and Exhibits, which are incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-11014) filed with the Commission on November 1, 1999, except for Exhibit 3.2—Articles of Association of i-CABLE, which was amended on each of June 6, 2002 and May 29, 2003 and was filed with the annual report on Form 20-F for 2003 as Exhibit 1.1 and is incorporated by reference herein.

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

i-CABLE Communications Limited

By:	/s/ WILLIAM J. H. KWAN
Name:	William J. H. Kwan
Title:	Chief Financial Officer

Date: June 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

i-CABLE Communications Limited:

We have audited the accompanying consolidated balance sheets of i-CABLE Communications Limited and its subsidiaries (the “Group”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of i-CABLE Communications Limited and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong.

As further described in Note 3 to the consolidated financial statements, in 2005 the Group adopted all new applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations, issued by the Hong Kong Institute of Certified Public Accountants.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG

Hong Kong

June 26, 2006

i-CABLE Communications Limited

Consolidated Statements of Operations

For the year ended December 31

	Note	2003		2004		2005		2005
		HK$		HK$		HK$		US$
		(in thousands, except for per share and per ADS data)
Service revenues	4,5		2,142,813		2,371,727		2,440,732		314,799

Programming costs			(649,523)		(790,575)		(863,714)		(111,400)
Network and other operating expenses			(360,983)		(380,584)		(397,550)		(51,275)
Selling, general and administrative expenses			(343,098)		(372,738)		(419,328)		(54,084)
Depreciation			(538,599)		(532,113)		(480,589)		(61,985)

Profit from operations			250,610		295,717		279,551		36,055
Interest income	6		8,485		24		3,335		430
Finance costs	6		(15,610)		(238)		(134)		(17)
Non-operating income/(expenses)	7		(9,885)		1,499		804		104
Impairment loss on investment	6		—		—		(1,500)		(193)

Profit before taxation	6		233,600		297,002		282,056		36,379

Provision for income tax	8(a)
— current income tax (expense)/credit			(139,938)		(17,665)		333		43
— deferred income tax credit			126,796		60,322		244,743		31,566

			(13,142)		42,657		245,076		31,609

Net profit			220,458		339,659		527,132		67,988

Earnings per share	10
Basic		HK$	0.11	HK$	0.17	HK$	0.26	US$	0.03

Diluted		HK$	0.11	HK$	0.17	HK$	0.26	US$	0.03

Weighted-average shares outstanding for earnings per share (thousands)
Basic			2,019,234		2,019,234		2,019,234		2,019,234

Diluted			2,019,234		2,019,234		2,019,234		2,019,234

Earnings per ADS	10
Basic		HK$	2.18	HK$	3.36	HK$	5.22	US$	0.67

Diluted		HK$	2.18	HK$	3.36	HK$	5.22	US$	0.67

ADS outstanding for earnings per ADS (thousands)
Basic			100,962		100,962		100,962		100,962

Diluted			100,962		100,962		100,962		100,962

Dividends attributable to the year	9
Interim dividend declared during the year			30,289		60,577		70,673		9,115
Final dividend proposed after the balance sheet date			80,769		90,866		100,962		13,022

			111,058		151,443		171,635		22,137

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Balance Sheets

As of December 31

	Note	2004	2005	2005
		HK$’000	HK$’000	US$’000
ASSETS
Current assets
Inventories	11	16,195	12,348	1,593
Accounts receivable from trade debtors, net	12	118,237	149,521	19,285
Deposits, prepayments and other receivables	12	116,119	144,314	18,613
Amounts due from fellow subsidiaries	13	1,416	12,669	1,634
Amount due from immediate holding company	20	320	—	—
Cash and cash equivalents	14	115,013	351,892	45,386

Total current assets		367,300	670,744	86,511

Property, plant and equipment	15	2,050,787	1,838,336	237,104
Programming library	16	127,311	142,856	18,425
Deferred tax assets	21(b)	203,285	434,266	56,010
Other financial assets	17	9,725	8,225	1,061

TOTAL ASSETS		2,758,408	3,094,427	399,111

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to trade creditors	18	109,302	70,466	9,089
Accrued expenses and other payables	18	354,024	392,951	50,682
Receipts in advance and customers’ deposits	18	220,564	213,372	27,520
Current taxation	21(a)	17,022	51	6
Amounts due to fellow subsidiaries	19	31,572	39,936	5,151
Amount due to immediate holding company	20	—	83	11

Total current liabilities		732,484	716,859	92,459

Deferred tax liabilities	21(b)	142,963	129,201	16,664

TOTAL LIABILITIES		875,447	846,060	109,123

Shareholders’ equity
Share capital	22	2,019,234	2,019,234	260,435
Reserves	22	(136,273)	229,133	29,553

TOTAL SHAREHOLDERS’ EQUITY		1,882,961	2,248,367	289,988

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,758,408	3,094,427	399,111

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statements of Changes in Equity

			Reserves
	Note	Share capital	Share premium	Exchange reserve	Special capital reserve	Revenue reserve	Total reserves	Total
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Group
Balance at January 1, 2003*		2,019,234	4,838,365	—	—	(5,332,831)	(494,466)	1,524,768
Transfer from the statement of operations		—	—	—	—	220,458	220,458	220,458
Dividend approved in respect of the previous year	9(b)	—	—	—	—	(30,289)	(30,289)	(30,289)
Dividend declared in respect of the current year	9(a)	—	—	—	—	(30,289)	(30,289)	(30,289)

Balance at December 31, 2003*		2,019,234	4,838,365	—	—	(5,172,951)	(334,586)	1,684,648
Transfer from the statement of operations		—	—	—	—	339,659	339,659	339,659
Dividend approved in respect of the previous year	9(b)	—	—	—	—	(80,769)	(80,769)	(80,769)
Dividend declared in respect of the current year	9(a)	—	—	—	—	(60,577)	(60,577)	(60,577)
Transfer to special capital reserve	22	—	—	—	3,345	(3,345)	—	—

Balance at December 31, 2004*		2,019,234	4,838,365	—	3,345	(4,977,983)	(136,273)	1,882,961
Transfer from the statement of operations		—	—	—	—	527,132	527,132	527,132
Dividend approved in respect of the previous year	9(b)	—	—	—	—	(90,866)	(90,866)	(90,866)
Dividend declared in respect of the current year	9(a)	—	—	—	—	(70,673)	(70,673)	(70,673)
Translation of foreign subsidiaries’ financial statements		—	—	(187)	—	—	(187)	(187)
Transfer to special capital reserve	22	—	—	—	4,579	(4,579)	—	—

Balance at December 31, 2005*		2,019,234	4,838,365	(187)	7,924	(4,616,969)	229,133	2,248,367

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statements of Cash Flows

		Year ended December 31
	Note	2003	2004	2005	2005
		HK$’000	HK$’000	HK$’000	US$’000
Operating activities
Profit before taxation		233,600	297,002	282,056	36,379

Adjustments for:
Finance costs	6	15,610	238	134	17
Interest income	6	(8,485)	(24)	(3,335)	(430)
Dividend received from investment in equity securities	6	—	—	(3,833)	(494)
Depreciation	6	538,599	532,113	480,589	61,985
Amortization of programming library	6	95,152	92,860	79,624	10,270
Impairment loss on investment in equity securities	6	—	—	1,500	193
Gain on disposal of listed investments	6	(99)	—	—	—
Impairment loss on property, plant and equipment	6	5,734	3,824	6,585	849
(Gain)/loss on disposal of property, plant and equipment	7	7,593	(1,499)	(804)	(104)

Operating profit before changes in working capital		887,704	924,514	842,516	108,665

Decrease in inventories		5,772	9,135	10,383	1,339
Increase in accounts receivable from trade debtors		(22,574)	(6,183)	(31,284)	(4,035)
Increase in deposits, prepayments and other receivables		(54,780)	(29,967)	(33,001)	(4,256)
(Increase)/decrease in amounts due from fellow subsidiaries		4,744	2,037	(11,253)	(1,451)
Increase/(decrease) in amounts due to trade creditors		(2,721)	32,336	(15,995)	(2,063)
Increase/(decrease) in accrued expenses and other payables		54,489	(12,492)	29,623	3,821
Decrease in receipts in advance and customers’ deposits		(140,821)	(21,189)	(7,192)	(928)
Increase in amounts due to fellow subsidiaries		3,848	10,966	8,364	1,079
Net change in amount due from/(to) immediate holding company		(232)	(620)	403	52

Cash generated from operations		735,429	908,537	792,564	102,223

Interest received		10,704	24	3,213	414
Interest paid		(15,690)	(238)	(134)	(17)
Hong Kong Profits Tax paid		(10,890)	(131,639)	(11,586)	(1,494)
Overseas tax paid		—	(59)	(126)	(16)

Net cash generated from operating activities		719,553	776,625	783,931	101,110

Investing activities
Purchase of property, plant and equipment		(362,788)	(459,036)	(286,002)	(36,888)
Additions to programming library		(90,729)	(95,357)	(104,976)	(13,540)
Dividend income received from investment in equity securities		—	—	3,833	494
Proceeds from sales of property, plant and equipment		7,982	5,161	1,889	244
Redemption of deposits with financial institutions		468,000	—	—	—
Proceeds from disposal of investments		27,078	—	—	—

Net cash generated from/(used in) investing activities		49,543	(549,232)	(385,256)	(49,690)

Financing activities
Dividends paid		(60,578)	(141,295)	(161,476)	(20,827)
Repayment of bank loans		(386,299)	—	—	—
Redemption of convertible bonds		(300,000)	—	—	—

Net cash used in financing activities		(746,877)	(141,295)	(161,476)	(20,827)

Net increase in cash and cash equivalents		22,219	86,098	237,199	30,593

Effect of foreign exchange rate changes		—	—	(320)	(41)
Cash and cash equivalents at January 1		6,696	28,915	115,013	14,834

Cash and cash equivalents at December 31	14	28,915	115,013	351,892	45,386

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements

i-CABLE Communications Limited

Notes to Consolidated Financial Statements

For the year ended December 31, 2005

1. Basis of presentation

The consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) (“HK GAAP”). Information relating to the nature and effect of differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set out in Note 35.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in Note 3.

The consolidated financial statements are expressed in Hong Kong dollars. Solely for the convenience of the reader, the December 31, 2005 consolidated financial statements have been translated into United States dollars at the rate of exchange US$1=HK$7.7533, the noon buying rate for cable transfers for buying Hong Kong dollars at December 31, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other particular rate at December 31, 2005 or any other date.

2. Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with HK GAAP. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except for certain available-for-sale equity securities which are stated at their fair value (see Note 2 (q)).

The preparation of financial statements in conformity with HK GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 31.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31 each year.

(i) Subsidiaries and controlled entities

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

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date the control ceases.

Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

(ii) Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see Note 2(r)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in the statement of operations.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(d) Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 2(r)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 2(j)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the statement of operations on the date of retirement or disposal.

Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is calculated on a straight-line basis to write off the costs, less the estimated residual value, if any, of other assets at rates determined by the estimated useful lives of two to 40 years.

The principal annual depreciation rates used are as follows:

Network, decoders, cable modems and television production systems	5% to 50%
Furniture, fixtures, other equipment and motor vehicles	10% to 33.33%
Buildings situated on leasehold land *	Higher of 2.5% or percentage to amortize the asset cost over the unexpired term of land leases
Leasehold improvements	8.33%

*	This represents units in industrial and commercial buildings which the Directors consider impracticable to split the cost into land and buildings.

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Under certain circumstances, the Group may have an obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history, no reliable estimate can be reasonably made in respect of such potential obligation.

(e) Programming costs

(i) Programming library

Programming library consists of presentation rights for commissioned programs and acquired programs for showing on the Group’s television channels, and commissioned programs and films for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is other than indefinite) and any impairment losses (see Note 2(r)). Amortization is charged to the statement of operations on an accelerated basis over the license period or over the estimated number of future showings. Subsequent expenditure on programs after initial acquisition is recognized as an expense when incurred.

Commissioned programs and films for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortized cost or net realizable value. Costs are amortized on an individual program/film basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

(ii) Live programs

Live programs consist of third party feed programs and are charged to the statement of operations upon telecast of the programs. Payments made in advance or in arrears of program cost recognition are recorded as prepayments or accruals, as appropriate.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(iii) In-house developed programs

In-house developed programs consist primarily of news, documentary and general entertainment programs with short lead-time from production to telecast. The costs of in-house developed programs are accordingly recognized as expenses in the period in which they are incurred.

(iv) Film rights and perpetual film rights

Film rights generated by the Group or perpetual film rights acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is other than indefinite) and impairment losses (see Note 2(r)). Costs less provision for impairment losses represent the carrying value transferred from films in progress upon completion or the purchase price of the perpetual film rights, and are amortized at rates calculated to write off the costs in proportion to the expected revenues from exhibition, the reproduction and distribution of audio visual products, the licensing of video rights and other broadcast rights following their release. Such rates are subject to annual review by the directors.

(v) Films in progress

Films in progress are stated at cost less any provision for impairment losses (see Note 2(r)). Costs include all direct costs associated with the production of films. Provisions are made for costs which are in excess of the expected future revenue generated by these films. The balance of film production costs payable at year-end is disclosed as commitments. Costs of films are transferred to film rights upon completion.

(f) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined by the Group based on the expected replacement cost of the inventories net of provision for obsolescence.

(g) Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (See Note 2(r)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see Note 2(r)).

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. None of the Group’s cash and cash equivalents are restricted as to withdrawal.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(i) Revenue recognition

Revenue is recognized in the statement of operations provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably as follows:

(i) Income from the provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognized at the time when the services are provided.

(ii) Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs.

(iii) Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in Notes 2(i)(i) and (ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

(iv) Advertising income net of agency deductions is recognized on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognized evenly over the contract period.

(v) Program licensing income is recognized in full upon delivery of the programs concerned in accordance with the terms of the license contracts, and is stated net of withholding tax.

(vi) Rental income receivable under operating leases is recognized in the statement of operations in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in the statement of operations as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(vii) Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

(viii) Interest income is recognized as it accrues using the effective interest method.

(j) Borrowing costs

Borrowing costs are expensed in the statement of operations in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(k) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

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

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(l) Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to HK$40,924,164, HK$42,562,845 and HK$42,236,230 for each of the years ended December 31, 2003, 2004 and 2005, respectively.

(m) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the statement of operations in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognized in the statement of operations as an integral part of the aggregate net lease payments made.

(n) Foreign currency translation

The functional currency of the Group’s operations is the Hong Kong dollar.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in the statement of operations.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before January 1, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognized in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(o) Retirement benefits

The principal retirement scheme operated by the Group is a defined contribution retirement scheme which has been closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits. Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. Assets of both schemes are maintained independently from those of the Group. Contributions to the retirement schemes are charged to the statement of operations as and when incurred. Retirement contributions incurred by the Group for the years ended December 31, 2003, 2004 and 2005 amounted to HK$30,939,810, HK$29,997,877 and HK$31,870,567 respectively.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(p) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/ or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(q) Investments in equity securities

The Group’s policies for investments in equity securities are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see Note 2(r)).

Other investments in securities are classified as available-for-sale securities and are initially recognized at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized directly in equity, except for impairment losses (see Note 2(r)) and, in the case of monetary items such as foreign exchange gains and losses which are recognized directly in the statement of operations. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the statement of operations. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the statement of operations.

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

(r) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as follows:

•	For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

•	For financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

If in a subsequent period the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of operations. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

•	For available-for-sale securities, the cumulative loss that had been recognized directly in equity is removed from equity and is recognized in the statement of operations. The amount of the cumulative loss that is recognized in the statement of operations is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in the statement of operations.

Impairment losses recognized in the statement of operations in respect of available-for-sale equity securities are not reversed through the statement of operations. Any subsequent increase in the fair value of such assets is recognized directly in equity.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, any impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	programming library; and

•	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

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

•	Recognition of impairment losses

An impairment loss is recognized in the statement of operations whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the statement of operations in the year in which the reversals are recognized.

(s) Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Corporate items mainly comprise non-domestic television services and film and program licensing business, financial and corporate assets, tax balances, interest-bearing borrowings and corporate and financing expenses.

(u) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(v) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group, except to the extent that they are included in the cost of property, plant and equipment not yet recognized as an expense.

(ii) Share-based payments

The Group has taken advantage of the transitional provisions of HKFRS 2 in respect of equity-settled share-based payments, as all of the Group’s existing share options were granted to employees on or before November 7, 2002 and there have not been any modifications to the terms or conditions of such grants since the effective date of HKFRS 2, January 1, 2005. Accordingly, no employee benefit cost or obligation was recognized in these financial statements.

The fair value of any future share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using an option-pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged/credited to the statement of operations for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to the revenue reserve).

To the extent that any modifications to the terms and conditions on which the existing share options were granted, including cancellations and settlements, the effects of any such modifications that increase the total fair value of the share-based payment arrangements or are otherwise beneficial to the employees, will be recognized in accordance with the provisions of HKFRS 2.

(w) Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to the statement of operations, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 2(x)).

(x) Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognized directly in equity. The ineffective portion of any gain or loss is recognized immediately in the statement of operations.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognized in the statement of operations in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognized).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognized in the statement of operations in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized immediately in the statement of operations.

(ii) Hedge of net investments in foreign operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognized directly in equity is recognized in the statement of operations. The ineffective portion is recognized immediately in the statement of operations.

(y) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in the statement of operations when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

3. Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

The accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarized in Note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 32).

(a) Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognized when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for employee share options. Under the new policy, the Group recognizes the fair value of such share options as an expense with a corresponding increase recognized in a capital reserve within equity. Further details of the new policy are set out in Note 2(v).

The Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to the Group’s existing employee share options as at January 1, 2003, December 31, 2003, December 31, 2004 and December 31, 2005 as all such options were granted to employees on or before November 7, 2002.

No adjustments to the opening balances as at January 1, 2003 or the financial statements for each of the three years ended December 31, 2003, 2004 and 2005 are required as all options were granted on or before November 7, 2002 and there have not been any modifications to the terms or conditions of any grants. Accordingly, HKFRS 2 has been applied prospectively to new grants since January 1, 2005 or to unvested options existing as at January 1, 2005 of which terms and conditions have been modified. There were no share options granted or modifications to any existing share options during the year ended December 31, 2005. Details of the employee share option scheme are set out in Note 23.

(b) Amortization of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

(i) Amortization of goodwill

In prior years:

•	positive or negative goodwill which arose prior to January 1, 2001 was taken directly to reserves at the time it arose, and was not recognized in the statement of operations until disposal or impairment of the acquired business;

•	positive goodwill which arose on or after January 1, 2001 was amortized on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment; and

•	negative goodwill which arose on or after January 1, 2001 was amortized over the weighted average useful life of the depreciable/amortizable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognized in the statement of operations as those expected losses were incurred.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortizes positive goodwill but tests it at least annually for impairment. Also with effect from January 1, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the statement of operations as it arises. Further details of these new policies are set out in Note 2(c)(ii).

The new policy in respect of the amortization of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3.

The Group has taken advantage of the transitional arrangements under HKFRS 3, in accordance with which goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before January 1, 2001) will not be recognized in the statement of operations on disposal or impairment of the acquired business, or under any other circumstances.

The change in policy relating to positive and negative goodwill had no effect on the financial statements as there were no business combinations during the year ended December 31, 2005 and there was no negative goodwill deferred as at December 31, 2004.

(c) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from January 1, 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments to those as set out in Notes 2(g), (q), (s), (w) and (x).

(i) Investments in equity securities

In prior years, non-trading securities were stated in the balance sheet at fair value. Changes in fair value were recognized in the investment revaluation reserve until the security was sold, collected, or otherwise disposed of, or until there was objective evidence that the security was impaired, at which time the relevant cumulative gain or loss would be transferred from the investment revaluation reserve to the statement of operations.

Transfers from the investment revaluation reserve to the statement of operations as a result of impairments would be reversed when the circumstances and events that led to the impairment ceased to exist and there was persuasive evidence that the new circumstances and events would persist for the foreseeable future.

Trading securities were stated in the balance sheet at fair value, with changes in fair value recognized in the statement of operations as they arose.

With effect from January 1, 2005, and in accordance with the transitional provisions of HKAS 39, the Group’s non-trading securities and trading securities are redesignated as available-for-sale securities and financial assets at fair value through the statement of operations, respectively, and carried at fair value. There are no material adjustments arising from the adoption of the new policies for the Group’s securities. Further details of the new policies are set out in Note 2(q).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(ii) Derivative financial instruments

In prior years, derivative financial instruments entered into by management to hedge the foreign currency risk of a committed future transaction were recognized on an accruals basis with reference to the timing of recognition of the hedged transaction.

With effect from January 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognized in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any other changes in fair value of the derivatives are recognized in the statement of operations. Further details of the new policies are set out in Notes 2(w) and (x). The Group did not enter into any derivative financial instruments during 2005.

(d) Retranslation of goodwill on consolidation of a foreign operation (HKAS 21, The effects of changes in foreign exchange rates)

In prior years, goodwill arising on the acquisition of a foreign operation was translated at the exchange rates ruling at the transaction dates.

With effect from January 1, 2005, in order to comply with HKAS 21, the Group has changed its accounting policy relating to retranslation of goodwill. Under the new policy, any goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and is retranslated at exchange rates ruling at the balance sheet date, together with the retranslation of the net assets of the foreign operation. Further details of the new policy are set out in Note 2(n).

In accordance with the transitional provisions in HKAS 21, this new policy has not been adopted retrospectively and is only applied to acquisitions occurring on or after January 1, 2005. As the Group has not acquired any new foreign operations since that date, the change in policy has had no impact on the financial statements for the year ended December 31, 2005.

(e) Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties as disclosed in Note 2(p) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had Statement of Standard Accounting Practice (“SSAP”) 20, Related party disclosures, still been in effect.

4. Service revenues

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 24 to the consolidated financial statements.

Service revenues comprise principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services and also include equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, channel distribution fees, television relay service

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

income, program licensing income, fibre network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, portal and mobile content service income, television magazine sales, late payment charges to subscribers and other related income.

5. Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, program licensing, network maintenance, project management service, and miscellaneous Pay television related businesses.

The Internet and multimedia segment includes operations related to the Broadband Internet access service, dial-up business, portal subscription, mobile content licensing, VoIP interconnection as well as other Internet access related businesses.

The Group’s operating activities are primarily undertaken in one geographical area, Hong Kong.

The Company’s reportable segments are strategic business units. The Company evaluates segment performance based on a number factors, of which the primary financial measures are business segment revenues and operating income/loss.

	Segment revenue			Segment result
	2003	2004	2005	2003	2004	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,734,208	1,888,448	1,884,379	444,138	468,868	336,797
Internet and multimedia	408,605	480,574	558,084	(84,775)	(44,227)	77,676
Corporate	—	6,133	13,311	(108,753)	(128,924)	(134,922)
Inter-segment elimination	—	(3,428)	(15,042)	—	—	—

	2,142,813	2,371,727	2,440,732

Profit from operations				250,610	295,717	279,551
Interest income				8,485	24	3,335
Finance costs				(15,610)	(238)	(134)
Impairment loss on investment				—	—	(1,500)
Income tax credit/ (charge)				(13,142)	42,657	245,076
Non-operating income / (expenses)				(9,885)	1,499	804

Net Profit				220,458	339,659	527,132

		Segment assets			Segment liabilities
		2004	2005		2004	2005
		HK$’000	HK$’000		HK$’000	HK$’000
Pay television		1,578,387	1,560,187		527,595	529,555
Internet and multimedia		803,767	705,584		151,504	133,953

		2,382,154	2,265,771		679,099	663,508
Corporate assets / liabilities		376,254	828,656		196,348	182,552

Consolidated total assets / liabilities		2,758,408	3,094,427		875,447	846,060

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Other information on expenditure

		Additions to property, plant and equipment			Additions to programming library
		2004	2005		2004	2005
		HK$’000	HK$’000		HK$’000	HK$’000
Pay television		243,330	174,033		65,358	67,484
Internet and multimedia		182,575	103,591		—	—
Corporate		2,571	4,572		12,642	27,685

		428,476	282,196		78,000	95,169

	Depreciation			Amortization
	2003	2004	2005	2003	2004	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	289,362	279,263	259,977	94,485	84,822	73,549
Internet and multimedia	243,597	247,300	214,479	—	—	—

	532,959	526,563	474,456	94,485	84,822	73,549
Corporate	5,640	5,550	6,133	667	8,038	6,075

	538,599	532,113	480,589	95,152	92,860	79,624

				Impairment loss on property, plant and equipment
				2003	2004	2005
				HK$’000	HK$’000	HK$’000
Pay television				2,972	1,372	4,353
Internet and multimedia				2,762	2,452	2,232

				5,734	3,824	6,585

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

6. Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Interest income
Interest income from listed investments	(205)	—	—
Interest income from deposits with banks and other financial institutions	(8,280)	(24)	(3,307)
Other interest income	—	—	(28)

	(8,485)	(24)	(3,335)

Finance costs
Interest expenses on bank loans and overdrafts wholly repayable within five years	4,843	238	134
Interest expenses on convertible bonds wholly repayable within five years	10,767	—	—

	15,610	238	134

Other items

Depreciation:
—assets held for use in operating leases	71,346	59,211	48,704
—other assets	467,253	472,902	431,885
Amortization of programming library*	95,152	92,860	79,624
Cost of inventories	21,093	21,866	18,499
Rentals payable under operating leases in respect of land and buildings	42,603	41,160	43,790
Contributions to defined contribution retirement plans, net of capitalized costs	27,110	26,700	28,423
Impairment losses
—trade and other receivables	10,407	10,607	14,889
—property, plant and equipment	5,734	3,824	6,585
—investment in equity securities	—	—	1,500
Dividend income from investment in equity securities	—	—	(3,833)
Net foreign exchange loss/(gain) **	1,381	(513)	(1,416)
Rentals receivable under operating leases in respect of:
—subleased land and buildings	(5,392)	(4,725)	(4,822)
—owned plant and machinery	(55,491)	(93,733)	(99,498)
Net realized gain on disposal of investments	(99)	—	—

*	Amortization of programming library is included within programming costs in the consolidated results of the Group.
**	Net foreign exchange gain of approximately HK$471,000 and HK$945,000 (2004: HK$513,000; 2003: HK$911,000) are included within programming costs and selling, general and administrative expenses in the consolidated results of the Group, respectively; whereas approximately HK$2,292,000 exchange loss on foreign currency deposits was included within non-operating expenses for the year ended December 31, 2003.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Operating expenses are analyzed by nature in compliance with HKAS 1, “Presentation of Financial Statements” as follows:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Depreciation and amortization (including amortization of programming library)	633,751	624,973	560,213
Staff costs	647,313	669,959	716,751
Other operating expenses	611,139	781,078	884,217

Total operating costs	1,892,203	2,076,010	2,161,181

7. Non-operating income/(expenses)

These comprise:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Net gain/(loss) on disposal of property, plant and equipment	(7,593)	1,499	804
Net realized exchange loss on foreign currency deposits	(2,292)	—	—

	(9,885)	1,499	804

8. Income tax in the consolidated statement of operations

(a) Taxation in the consolidated statement of operations represents:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Current tax—Provision for Hong Kong Profits Tax
Tax for the year	(139,933)	—	—
Under provision in respect of prior year	—	(589)	—

	(139,933)	(589)	—

Current tax—Overseas
Tax for the year	(5)	(76)	(153)
Under provision in respect of prior year	—	—	(2)

	(5)	(76)	(155)

(Provision)/ over provision for Hong Kong Profits Tax on leasing partnerships	—	(17,000)	488

Deferred tax—Hong Kong
Benefit of previously unrecognized tax losses now recognized	—	94,322	205,004
Elimination of deferred tax assets	—	(34,000)	—
Reversal of temporary differences	138,683	—	39,739
Effect of increase in tax rate on deferred tax balances at January 1	(11,887)	—	—

	126,796	60,322	244,743

Net income tax (expense)/credit	(13,142)	42,657	245,076

All but an insignificant portion of profit before taxation is from Hong Kong sources.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

In March 2003, the Government of Hong Kong SAR announced an increase in the Profits Tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5% starting from the 2003/04 year of assessment. This increase is taken into account in the preparation of the Group’s 2003 financial statements. The provision for Hong Kong Profits Tax for 2005 is calculated at 17.5% (2003 and 2004: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country.

In August, 2005, the Group reached a settlement agreement with the Inland Revenue Department on a tax dispute concerning a leveraged leasing arrangement which expired in September 2003. Of the HK$17,000,000 provision made during 2004, HK$488,000 was reversed during 2005 to bring the net provision balance to HK$16,512,000, representing the Group’s share of the final settlement amount, net of the amount indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999. The balance was fully settled as at December 31, 2005.

The differences between the profits tax rate in Hong Kong and the Group’s effective tax rate were as follows for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
	%	%	%
Hong Kong Profits Tax rate	17.5	17.5	17.5
Tax effect of non-deductible expenses	1.0	0.2	0.2
Tax effect of non-taxable revenue	(3.7)	(0.3)	(0.8)
Under provision in prior year	—	0.2	—
Utilization of unrecognized tax losses of previous years	(14.3)	(17.4)	(23.2)
Tax effect of profits tax provision on leasing partnerships	—	5.7	(0.1)
Tax effect of previously unrecognized tax losses now recognized	—	(31.7)	(80.5)
Tax effect of elimination of deferred tax assets	—	11.4	—
Effect of opening deferred tax balances resulting from increase in tax rate during the year	5.1	—	—

Average effective tax rate	5.6	(14.4)	(86.9)

9. Dividends attributable to the year

(a) Dividends payable attributable to the year

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Interim dividend declared and paid of 3.5 cents per share (2003: 1.5 cents per share; 2004: 3 cents per share)	30,289	60,577	70,673
Final dividend proposed after the balance sheet date of 5 cents per share (2003: 4 cents per share; 2004: 4.5 cents per share)	80,769	90,866	100,962

	111,058	151,443	171,635

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) Dividends payable attributable to the previous financial year, approved and paid during the year

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 4.5 cents per share (2003: 1.5 cents per share; 2004: 4 cents per share)	30,289	80,769	90,866

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

10. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit of HK$220,458,000, HK$339,659,000 and HK$527,132,000 for each of the years ended December 31, 2003, 2004 and 2005 respectively and the weighted average of 2,019,234,400, 2,019,234,400 and 2,019,234,400 ordinary shares outstanding for each respective year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the net profit of HK$220,458,000, HK$339,659,000 and HK$527,132,000 for each of the years ended December 31, 2003, 2004 and 2005 respectively and the weighted average of 2,019,234,400, 2,019,234,400 and 2,019,234,400 ordinary shares outstanding for each respective year after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2003, 2004 and 2005. Accordingly this has no dilutive effect on the calculation of diluted earnings per share in all periods presented.

Basic and diluted earnings per ADS is calculated on the same basis based on 20 ordinary shares per ADS.

11. Inventories

	2004	2005
	HK$’000	HK$’000
Spare parts, consumables and equipment held for resale	36,271	27,101
Less: Provision for obsolescence	(20,076)	(14,753)

	16,195	12,348

The amount of inventories expected to be recovered through consumption after more than one year is HK$2,554,000 (2004: HK$4,969,000). All of the other inventories are expected to be recovered within one year.

12. Trade and other receivables

Trade and other receivables comprise:

	2004	2005
	HK$’000	HK$’000
Accounts receivable from trade debtors, net	118,237	149,521
Deposits, prepayments and other receivables	116,119	144,314

	234,356	293,835

The amount of deposits, prepayments and other receivables that is expected to be recovered after more than one year is HK$ 8,287,000 (2004: HK$42,306,000), of which HK$887,000 (2004: HK$344,000) relates to miscellaneous deposits refundable in respect of leases expiring in the next twelve months for which the Group intends to renew. All of the other trade and other receivables are expected to be recovered within one year.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts of HK$19,534,000 and HK$17,434,000 at December 31, 2004 and 2005 respectively) is set out as follows:

	2004	2005
	HK$’000	HK$’000
0 to 30 days	75,521	83,267
31 to 60 days	19,612	27,874
61 to 90 days	13,588	15,681
Over 90 days	9,516	22,699

	118,237	149,521

Impairment losses for bad and doubtful accounts is analyzed as follows:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Balance at beginning of year	18,054	12,831	19,534
Provision for the year	10,407	10,607	14,889
Written off	(15,630)	(3,904)	(16,989)

Balance at end of year	12,831	19,534	17,434

The Group’s credit policy is set out in Note 25(a).

Included in trade and other receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2004	2005
	’000	’000
Renminbi	RMB 797	RMB 1,629
United States Dollars	USD 329	USD 668

13. Amounts due from fellow subsidiaries

The amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.

Apart from amounts totalling HK$7,827,000 (2004: HK$1,416,000) which is expected to be recovered after more than one year, the remaining balance is expected to be recovered within one year.

14. Cash and cash equivalents

	2004	2005
	HK$’000	HK$’000
Deposits with banks and other financial institutions	—	320,610
Cash at bank and in hand	115,013	31,282

	115,013	351,892

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2004	2005
	’000	’000
British Pound Sterling	GBP 16	GBP 4
Renminbi	RMB 589	RMB 1,905
United States Dollars	USD 122	USD 69

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

15. Property, plant and equipment

	Network, decoders, cable modems and television production systems	Furniture, fixtures, other equipment and motor vehicles	Leasehold land and buildings in Hong Kong			Leasehold improvements	Total
			Long lease	Medium lease	Short lease
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost

At January 1, 2004	5,093,569	514,200	3,306	2,673	70	281,209	5,895,027
Additions	389,165	33,329	—	—	—	5,982	428,476
Disposals	(303,271)	(5,520)	—	—	—	—	(308,791)
Reclassification	(10,185)	—	—	—	—	—	(10,185)

At December 31, 2004	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527

At January 1, 2005	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527
Additions	232,683	41,548	—	—	—	7,965	282,196
Disposals	(34,871)	(8,330)	—	—	—	—	(43,201)
Reclassification	(8,916)	—	—	—	—	—	(8,916)
Exchange reserve	—	205	—	—	—	30	235

At December 31, 2005	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841

Accumulated depreciation

At January 1, 2004	3,137,606	409,302	1,141	214	70	176,965	3,725,298
Charge for the year	471,596	34,196	76	67	—	26,178	532,113
Impairment loss	3,236	588	—	—	—	—	3,824
Written back on disposals	(299,785)	(5,344)	—	—	—	—	(305,129)
Reclassification	(2,366)	—	—	—	—	—	(2,366)

At December 31, 2004	3,310,287	438,742	1,217	281	70	203,143	3,953,740

At January 1, 2005	3,310,287	438,742	1,217	281	70	203,143	3,953,740
Charge for the year	418,887	37,431	76	67	—	24,128	480,589
Impairment loss	6,585	—	—	—	—	—	6,585
Written back on disposals	(33,936)	(8,180)	—	—	—	—	(42,116)
Reclassification	(2,380)	—	—	—	—	—	(2,380)

Exchange reserve	—	83	—	—	—	4	87

At December 31, 2005	3,699,443	468,076	1,293	348	70	227,275	4,396,505

Net book value

At December 31, 2005	1,658,731	107,356	2,013	2,325	—	67,911	1,838,336

At December 31, 2004	1,858,991	103,267	2,089	2,392	—	84,048	2,050,787

As at December 31, 2005, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$237,107,000 (2004: HK$284,583,000) and the related accumulated depreciation was HK$110,908,000 (2004: HK$114,499,000).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

16. Programming library

	Internally developed	Acquired	Total
	HK$’000	HK$’000	HK$’000
Cost

At January 1, 2004	13,451	419,061	432,512
Additions	11,021	66,979	78,000
Written off	—	(121,149)	(121,149)

At December 31, 2004	24,472	364,891	389,363

At January 1, 2005	24,472	364,891	389,363
Additions	10,212	84,957	95,169
Written off	—	(93,193)	(93,193)

At December 31, 2005	34,684	356,655	391,339

Accumulated amortization

At January 1, 2004	500	289,841	290,341
Charge for the year	6,284	86,576	92,860
Written off	—	(121,149)	(121,149)

At December 31, 2004	6,784	255,268	262,052

At January 1, 2005	6,784	255,268	262,052
Charge for the year	3,324	76,300	79,624
Written off	—	(93,193)	(93,193)

At December 31, 2005	10,108	238,375	248,483

Net book value

At December 31, 2005	24,576	118,280	142,856

At December 31, 2004	17,688	109,623	127,311

17. Other financial assets

	2004	2005
	HK$’000	HK$’000
Unlisted available-for-sale equity securities (2004: Non-trading securities)	9,725	8,225

18. Trade and other payables

Trade and other payables comprise:

	2004	2005
	HK$’000	HK$’000
Amounts due to trade creditors	109,302	70,466
Accrued expenses and other payables	354,024	392,951
Receipts in advance and customers’ deposits	220,564	213,372

	683,890	676,789

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

The amount of receipts in advance and customers’ deposits that is expected to be settled after more than one year is HK$79,296,000 (2004: HK$84,531,000), of which an amount of HK$74,271,000 (2004: HK$74,535,000) relates to items that are due on demand or callable by subscribers upon service termination. All of the other trade and other payables are expected to be settled within one year.

An ageing analysis of amounts due to trade creditors is set out as follows:

	2004	2005
	HK$’000	HK$’000
0 to 30 days	5,490	5,345
31 to 60 days	21,814	9,020
61 to 90 days	26,989	18,257
Over 90 days	55,009	37,844

	109,302	70,466

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2004	2005
	’000	’000
British Pound Sterling	GBP 11	GBP 499
Euros	EUR 25	—
Japanese Yen	—	JYP 470
Renminbi	—	RMB 1,245
Swiss Francs	CHF 10	—
United States Dollars	USD 17,326	USD 11,717

19. Amounts due to fellow subsidiaries

The amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.

20. Amount due from/(to) immediate holding company

The amount due from/(to) immediate holding company is unsecured, interest free, and has no fixed terms of repayment. The average balances due (to)/from the immediate holding company during the years ended December 31, 2004 and 2005 are HK$152,000 and HK$5,109,000 respectively.

21. Income tax in the balance sheet

(a) Current taxation in the balance sheet represents:

	2004	2005
	HK$’000	HK$’000
Overseas taxation	22	51
Provision for Hong Kong Profits Tax on leasing partnerships (Note 8(a))	17,000	—

	17,022	51

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(b) Deferred tax assets and liabilities recognized:

The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation	Tax losses	Total
	HK$’000	HK$’000	HK$’000
Deferred tax arising from:
At January 1, 2004	251,236	(251,236)	—
Credited to consolidated statement of operations (Note 8(a))	(12,361)	(47,961)	(60,322)

At December 31, 2004	238,875	(299,197)	(60,322)
Credited to consolidated statement of operations (Note 8(a))	(39,739)	(205,004)	(244,743)

At December 31, 2005	199,136	(504,201)	(305,065)

	2004	2005
	HK$’000	HK$’000
Net deferred tax assets recognized on the balance sheet	(203,285)	(434,266)
Net deferred tax liabilities recognized on the balance sheet	142,963	129,201

	(60,322)	(305,065)

(c) Deferred tax assets not recognized:

The Group has not recognized deferred tax assets in respect of the following:

	2004	2005
	HK$’000	HK$’000
Future benefit of tax losses	718,551	431,871
Provision for obsolete inventories	35	13
Impairment loss for bad and doubtful accounts	426	384

	719,012	432,268

22. Capital and reserves

(a) Authorized and issued share capital

	2004	2005
	HK$’000	HK$’000
Authorized
8,000,000,000 ordinary shares of HK$1 each	8,000,000	8,000,000

Issued and fully paid
2,019,234,400 ordinary shares of HK$1 each	2,019,234	2,019,234

No options were exercised during 2004 or 2005.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(b) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii) Special capital reserve

The special capital reserve is non-distributable and it should be applied for the same purpose as the share premium account. In 2004, the issued share capital of a subsidiary under the Group was reduced (“Capital Reduction”) and the credit arising from the Capital Reduction was applied to eliminate the accumulated losses standing in the statement of operations of that subsidiary as at September 30, 2004.

An undertaking was given to the Court by the subsidiary in connection with the Capital Reduction (the “Undertaking”). Pursuant to the Undertaking, any future recoveries or reversals of provisions in respect of: 1) assets owned or held under finance and operating leases against which charges to depreciation were made as at September 30, 2004; and 2) provisions made by the subsidiary in respect of certain assets held by the subsidiary as at September 30, 2004; collectively the relevant assets (“relevant assets”) to the extent that such recoveries exceed the written down amounts of the relevant assets, up to an aggregate amount of HK$1,958,524,266, will be credited to a special capital reserve. While any debt or liability of, or claim against, the subsidiary at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profits. The subsidiary shall be at liberty to apply the special capital reserve for the same purposes as a share premium account may be applied.

The amount to be credited to the special capital reserve is subject to a limit (“Limit”), which was HK$1,958,524,266 as at the date of the capital reduction. The Limit may be reduced by the amount of any increase in the issued share capital or in the share premium account of the subsidiary resulting from an issue of shares for cash or other consideration or upon a capitalization of distributable reserves. The subsidiary shall be at liberty to transfer the amount so reduced to the general reserves of the subsidiary and the same shall become available for distribution. The Limit may also be reduced after the disposal or other realization of any of the relevant assets by the amount of the charge to depreciation or provision made in relation to such asset as at September 30, 2004 less such amount as is credited to the special capital reserve as a result of such disposal or realization.

In the event that the amount standing to the credit of the special capital reserve exceeds the Limit, the subsidiary shall be at liberty to transfer the amount of any such excess to the general reserves of the subsidiary, which shall become available for distribution.

As at December 31, 2005, the Limit of the special capital reserve, as reduced by HK$508,033,384 (2004: HK$916,109) related to recoveries and reversals of provisions of the relevant assets, was HK$1,449,574,773 (2004: HK$1,957,608,157), and the amount standing to the credit of the special capital reserve was HK$7,923,811 (2004: HK$3,344,694).

The Capital Reduction has no impact on the consolidated revenue reserve.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in Note 2(n).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

23. Equity settled share-based transactions

Pursuant to the Company’s share option scheme, the Board of Directors is authorized to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a) The number and weighted average prices of share options are as follows:

	2004		2005
	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share
		HK$		HK$
At January 1	28,791,500	7.36	27,711,600	7.36
Lapsed
—Forfeited	(1,079,900)	7.49	(962,000)	6.89
—Expired	—	—	(11,589,600)	3.30

At December 31	27,711,600	7.36	15,160,000	10.49

Options vested and exercisable at December 31	15,009,600	4.80	9,096,000	10.49

(b) Terms of unexpired and unexercised share options at balance sheet date:

Date granted	Exercise period	Exercise price		2004 Number	2005 Number
February 8, 2000	April 1, 2001 to December 31, 2009	HK$	10.49	15,640,000	15,160,000
February 19, 2001	July 1, 2002 to December 31, 2005	HK$	3.30	11,691,600	—
October 9, 2002	January 1, 2004 to December 31, 2005	HK$	3.30	380,000	—

				27,711,600	15,160,000

At December 31, 2005, the weighted average remaining contractual life of unexpired share options was 2.4 years (2004: 2.81 years)

(c) No share options were granted or exercised during 2004 and 2005.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

24. Particulars of subsidiaries

(a) The subsidiaries of the Company at December 31, 2005 were as follows:

All of these controlled subsidiaries are defined under Note 2(c)(i) and have been consolidated into the group financial statements.

Name of company	Place of incorporation/ operation	Principal activity	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly

Apex Victory Limited	British Virgin Islands	Program licensing	500 ordinary shares of US$1 each	100	—

Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	—

			2 non-voting deferred shares of HK$1 each	—	—

Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime and program licensing	2 ordinary shares of HK$1 each	—	100

Hong Kong Cable News Express Limited	Hong Kong	Advertising airtime	2 ordinary shares of HK$10 each	—	100

Hong Kong Cable Television Limited	Hong Kong	Pay television	750,000,000 ordinary shares of HK$1 each	—	100

i-CABLE China Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	—	100

i-CABLE Enterprises Limited	British Virgin Islands	Publications	500 ordinary shares of US$1 each	100	—

**i-CABLE Entertainment Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

**i-CABLE Media Limited	Hong Kong	Investment holding	2 ordinary shares ofHK$1 each	100	—

i-CABLE Network Limited	Hong Kong	Network operation services	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

**i-CABLE News Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services	2 ordinary shares of HK$1 each	—	100

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Name of company	Place of incorporation/ operation	Principal activity	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly

**i-CABLE Sports Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Ventures Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	—

i-CABLE WebServe Limited	Hong Kong	Internet and multimedia	500,000 ordinary shares of HK$1 each	—	100

Maspon Company Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

Rediffusion Engineering Limited	Hong Kong	Systems installation and operation	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

Rediffusion (Hong Kong) Limited	Hong Kong	Cable television relay services	100 ordinary shares of GBP0.50 each	—	100

			40,000 non-voting deferred shares of GBP0.50 each	—	—

Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	—	100

Riddlewood Company Limited	Hong Kong	Investment holding	2 ordinary shares of HK$1 each	—	100

Sundream Motion Pictures Limited (Formerly “i-CABLE Cineplex Limited”)	Hong Kong	Film production	10,000,000 ordinary shares of HK$1 each	—	100

Guangzhou Kuan Xun Customer Services Company Limited *	The People’s Republic of China	Technical services	HK$1,000,000	—	100

Guangzhou Dong Liang Cai Movie & Television Technology Consultation Company Limited *	The People’s Republic of China	Market research and consulting services	HK$1,000,000	—	100

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Details of partnerships held indirectly through subsidiaries at December 31, 2005 were as follows:

Name of partnership	Law under which incorporated	Principal activity	Percentage of interest
The Cable Leasing Partnership	Hong Kong	Inactive	100
The Network Leasing Partnership	Hong Kong	Inactive	100

*	English transliteration of Chinese name. These entities are registered as wholly foreign owned enterprises under PRC law and not audited by KPMG.
**	Incorporated during 2005.

(b) Subsidiaries established after December 31, 2005 were as follows:

Name of company	Place of incorporation / operation	Principal activity	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly

i-CABLE International Distribution Limited (established on February 13, 2006)	Hong Kong	Program distribution	2 ordinary shares of HK$1 each	—	100

i-CABLE International Distribution (BVI) Limited (established on February 13, 2006)	British Virgin Islands	Program distribution	500 ordinary shares of US$1 each	—	100

25. Financial risk management objectives and policies

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below:

(a) Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a defined credit policy in place with general credit terms ranging from 0 to 60 days. Full provisions for bad and doubtful debts have been made for all subscription fees overdue for more than 90 days and airtime sales overdue for more than 150 days. The exposure to credit risks is monitored on an ongoing basis. The Group has no significant concentrations of credit risk from customers. Subscription revenue from customers is settled mainly in cash or via major credit cards.

(b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities. The Group’s objective is to maintain a balance between the continuity of funding and the flexibility through use of bank overdrafts and bank loans. In addition, banking facilities have been put in place for contingency purposes.

(c) Interest rate risk

At December 31, 2005, the Group had short-term deposits with bank and other financial institutions amounting to HK$320,610,000 (2004: Nil), with original maturities ranging from 4 to 6 days at market interest

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

rates. Apart from the foregoing, the Group has no other significant income-generating financial assets or interest-bearing financial liabilities. The Group’s revenue, expenses and cash flows are substantially independent of changes in market interest rates.

Effective interest rates and repricing analysis

In respect of income-earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

Interest rate risk	One year or less Total		Effective interest rate
	2004	2005	2004	2005
	HK$’000	HK$’000%		%
Floating rate:
Cash and cash equivalents	115,013	31,282	0.03	0.02

Fixed rate:
Cash and cash equivalents	—	320,610	—	3.65

(d) Foreign currency risk

(i) Forecast transactions

The Group is exposed to foreign currency risk primarily through programming licensing activities whereby a substantial portion of our programming costs on overseas content is settled in United States dollars. In view of the continued support from the Hong Kong SAR Government to maintain the peg of the Hong Kong dollar to the United States dollar, management does not expect that there will be any significant currency risk associated with programming cost commitments denominated in United States dollars. Management also enters into forward exchange contracts from time to time to hedge forecast transactions. At December 31, 2005, there were no outstanding foreign exchange contracts that were recognized as derivative financial instruments in the financial statements.

(ii) Recognized assets and liabilities

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group manages the net exposure by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

26. Fair value of financial instruments

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2005 and 2004.

The fair value of the unlisted available-for-sale equity securities is estimated based on a combination of valuation techniques including use of recent arm’s length market transactions of the underlying securities and references to the fund manager’s estimated fair value adjusted for specific circumstances of the investment.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

27. Jointly controlled assets

At December 31, 2005, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group’s interests in jointly controlled assets are as follows:

	2004	2005
	HK$’000	HK$’000
Assets:
Programming library	—	8,364
Trade and other receivables	—	3,336

	—	11,700

Liabilities:
Accrued expenses and other payables	—	—

28. Commitments and contingencies

Commitments outstanding as at December 31, 2005 not provided for in the financial statements were as follows:

	2004	2005
	HK$’000	HK$’000
Capital commitments
(i) Property, plant and equipment
—Authorized and contracted for	17,366	14,196
— Authorized but not contracted for	61,313	119,468

	78,679	133,664

(ii) Acquisition of equity interests in prospective subsidiary and associate
—Authorized and contracted for	—	12,506
—Authorized but not contracted for	—	—

	—	12,506

	78,679	146,170

Programming and other commitments
—Authorized and contracted for	695,255	465,019
—Authorized but not contracted for	80,835	80,006

	776,090	545,025

Operating lease commitments
—Within one year	25,810	42,938
—After one year but within five years	32,126	75,386
—After five years	60,608	56,021

	118,544	174,345

	973,313	865,540

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

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

(b) Operating leases

Future minimum lease payments, in respect of land and buildings, as of December 31, 2005 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

	2004	2005
	HK$’000	HK$’000
Year ending December 31, 2005	10,297	—
Year ending December 31, 2006	10,923	40,272
Year ending December 31, 2007	10,295	40,235
Year ending December 31, 2008	6,320	25,978
Year ending December 31, 2009	4,587	4,587
Year ending December 31, 2010	4,587	4,587
Thereafter	56,021	56,021

	103,030	171,680

Total rental expenses for each of the years ended December 31, 2003, 2004 and 2005 were HK$42,603,000, HK$41,160,000 and HK$43,790,000, respectively.

(c) Future operating lease income

(i) The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2004 and 2005 amounted to HK$1,635,000 and HK$11,974,000, respectively.

(ii) The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

	2004	2005
	HK$’000	HK$’000
Within one year	9,377	9,587

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

(d)	License agreements

The Group is required to pay license fees to the Government of the Hong Kong Special Administrative Region (“SAR”) each year for the provision of certain services. At December 31, 2005, these comprise mainly:

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

The total amounts of license fees paid to the Hong Kong SAR Government for the years ended December 31, 2003, 2004 and 2005 were HK$12,730,473, HK$12,997,681 and HK$17,975,427 respectively.

The Group has also entered into program license agreements with content providers and has commitments to pay amounts under such license agreements, which have been negotiated on normal commercial terms. The related program costs are recognized in the period in which they are incurred and accounted for in accordance with Note 2(e).

(e) Other commitments

During 2004, the Group entered into a forward exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2005. The Group had, as at December 31, 2004, an outstanding forward contract to buy foreign currency with a notional principal value of HK$101 million equivalent.

The forward contract has not been designated as a hedging instrument. The change in the fair value of the forward contract is insignificant. There were no similar commitments outstanding as at December 31, 2005.

(f) Contingent liabilities

As of December 31, 2005, there were contingent liabilities in respect of the following:

(i) Guarantees, indemnities and letters of awareness to banks totaling HK$616 million (2004: HK$662 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2005, HK$311 million (2004: HK$546 million) was utilized by the subsidiaries.

(ii) A litigation was lodged by the Secretary of Justice on behalf of the Government of the Hong Kong Special Administrative Region (the “Government”) against Hong Kong Cable Television Limited (“HKC”), a subsidiary of the Group, for the settlement of subscription royalty of HK$1,237,190 which remained outstanding, and interest accrued on the said outstanding amount. The outstanding subscription royalty of HK$1,237,190 arose from a dispute between the Government and HKC over the interpretation of the calculation basis of HKC’s 2000 subscription royalty payable. If HKC is found to be liable, HKC’s liability for the amount claimed plus interest accrued up to December 31, 2005 may amount up to HK$1,489,804. The management is of the view, based on legal advice, that it is not probable that the court will find a case against HKC. No provision has accordingly been made in this respect.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

29. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions during the year ended December 31, 2005:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Interest expenses on convertible bonds held by the Wharf group (Note(i))	10,767	—	—
Rentals payable and related management fees on land and buildings (Note(ii))	38,360	35,413	36,141
Rentals receivable on land and buildings (Note(iii))	(4,455)	(4,467)	(4,464)
Network repairs and maintenance services charge (Note (iv))	(21,344)	(21,191)	(21,783)
Management fees (Note(v))	11,634	11,634	12,630
Computer services (Note (vi))	14,158	14,049	17,814
Leased line and PNETS charges and international bandwidth access charges (Note (vii))	24,496	24,771	21,756
Project management fees (Note (viii))	(7,135)	(6,512)	(6,079)
Internet Protocol Point wholesale services charge (Note (ix))	—	(1,417)	(21,294)
Agency fees (Note (x))	—	(1,104)	(14,185)

Notes:

(i)	This represents interest expenses on convertible bonds held by the Wharf group prior to the bonds’ maturity on November 23, 2003.
(ii)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2005, related rental deposits amounted to HK$7,511,000 (2004: HK$7,511,000).
(iii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.
(iv)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.
(v)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.
(vi)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.
(vii)	These represent service fees paid to a fellow subsidiary in respect of the leasing of datalines, Public Non-Exclusive Telecommunications (“PNETS”) charges and international bandwidth access charges incurred.
(viii)	This represents fees received from a fellow subsidiary for the provision of project management services.
(ix)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services.
(x)	This represents service charges to a fellow subsidiary in relation to the agency services.

Included in Note 15 were additions to property, plant and equipment totaling HK$608,000 (2004: HK$732,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2005.

During 2002, the Company redeemed at face value a portion of the convertible bonds in the principal amount of HK$1,500 million. The early redemption was approved by independent shareholders at an extraordinary general meeting held on October 22, 2002. On November 23, 2003 the remaining portion of the convertible bonds of HK$300 million were redeemed at their principal amount upon maturity.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

The immediate holding company has issued deeds of indemnity in respect of certain taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities.

Key management personnel remuneration

Remuneration for key management personnel is as follows:

	2004	2005
	HK$’000	HK$’000
Short-term employee benefits	33,951	35,917
Post-employment benefits	1,181	1,367

	35,132	37,284

Total remuneration included in “staff costs” (See Note 6).

30. Non-adjusting post balance sheet event

After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 9.

31. Accounting estimates and judgements

Management considers the key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. As explained in Note 2(k), all deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized, are recognized.

During the second half of 2005, additional deferred tax assets from unused tax losses of a subsidiary were recognized pursuant to a change in circumstances including, among others, stabilization of the subsidiary’s operating environment and finalization of an organization restructure plan, that reduced uncertainties surrounding the subsidiary’s future taxable profits. Accordingly, management’s judgement about the realizability of the tax losses changed to conclude it appropriate for the subject subsidiary to recognize all its tax losses at December 31, 2005 as deferred tax assets.

In addition to the tax charge to future years’ statement of operations upon utilization of the deferred tax assets, it is possible that adverse changes to the operating environment or the Group’s organization structure could cause a future write-down of the deferred tax assets recognized.

Apart from deferred tax assets, management also makes estimates and assumptions that affect the reported amounts of other assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Notes 2(d), 2(e)(i), 2(f), 2(g), 2(q), and Note 26 contain information about the assumptions and risk factors relating to useful lives of property, plant and equipment, net realizable value of commissioned programs, impairment provisions for property, plant and equipment, inventories, loans and receivables, and available-for-sale equity instruments.

On useful lives of property, plant and equipment, these are estimated at the time such assets are acquired and are based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period. If these changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Net realizable value of commissioned programs and films are estimated based on their projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programs with comparable budgets, casts, or other relevant qualities. Impairment provisions are made for carrying costs that are in excess of the expected future revenue to be generated by these programs and films. Films in progress are stated at cost less any impairment provisions, taking into account the project status, and estimated realizable value. If revenue actually generated were to fall short of our forecasts, or there are changes in total projected ultimate gross revenues, amortization may need to be increased, or impairment provision may need to be made to reduce the carrying value of individual program or film to its realizable amount.

Property, plant and equipment, inventories, and various financial instruments including loans and receivables and available-for-sale equity instruments are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may exceed the realizable value. If any such indication exists, the asset’s realizable value is estimated and an impairment loss is recognized.

The value of property, plant and equipment and inventories in use represent the amount that these assets are expected to earn based on reasonable and supportable assumptions. The value of loans and receivables are calculated based on estimated future cash flows. The fair value of available-for-sale equity instruments are estimated based on a combination of valuation techniques including use of recent arm’s length market transactions of the underlying securities and references to the fund managers’ estimated fair value as adjusted for specific circumstances of the investment including recent fund raising results and financial outlook.

Actual results may differ from these estimates under different assumptions or conditions.

32. Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

Effective for accounting periods beginning on or after
Amendments to HKAS 39, Financial instruments:
Recognition and measurement:

— Cash flow hedge accounting of forecast intragroup transactions	January 1, 2006
— The fair value option	January 1, 2006
— Financial guarantee contracts	January 1, 2006

Amendments, as a consequence of the Hong Kong
Companies (Amendment) Ordinance 2005, to:

— HKAS 1, Presentation of financial statements	January 1, 2006
— HKAS 27, Consolidated and separate financial statements	January 1, 2006
— HKFRS 3, Business combinations	January 1, 2006

HKFRS 7, Financial instruments: disclosures	January 1, 2006

Amendment to HKAS 1, Presentation of financial statements:
capital disclosures	January 1, 2006

HK (IFRIC) 4, Determining whether an arrangement contains a lease	January 1, 2006

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and would be first applicable to the Group’s financial statements for the period beginning January 1, 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the applicable amendments, new standards and interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

33. Parent and ultimate holding company

The Directors consider the parent and the ultimate holding company at December 31, 2005 to be Wharf Communications Limited and The Wharf (Holdings) Limited, respectively, both of which are incorporated in Hong Kong. The Wharf (Holdings) Limited produces financial statements available for public use.

34. Approval of financial statements

These financial statements were approved and authorized for issue by the directors on June 26, 2006.

The Company’s 2004 financial statements included in the Form 20-F filed with the United States Securities and Exchange Commission were approved by the directors on June 28, 2005 and reflected all material subsequent events occurring up to June 28, 2005 including the Group’s latest negotiations with the Inland Revenue Department and other associated events as disclosed in Note 7 to the 2004 financial statements.

Such subsequent events have been accounted for in the Company’s 2005 financial statements prepared pursuant to the requirements of the Hong Kong Companies Ordinance. No updates have been made to the Company’s 2004 statutory financial statements which were presented in the Company’s Annual General Meeting held in May 2005.

35. Significant differences between HK GAAP and US GAAP

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

Under US GAAP, certain pre-maturity and franchise costs are deferred and amortized on a straight-line basis over the remaining term of the initial subscription television broadcasting license which expired on May 31, 2005. On June 1, 2005, our franchise was renewed for a further period of 12 years until May 31, 2017. The pre-maturity period began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996 when the predetermined subscriber level was attained. For US GAAP purposes, an adjustment has been made to reflect the amortization of certain pre-maturity and franchise costs that have been written off under HK GAAP that were allowed to be capitalized under US GAAP.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Management has evaluated the amortization periods of pre-maturity and franchise costs and determined that no events or circumstances warrant a revision to the estimates of useful lives. The aggregate amortization expense was HK$37,360,000 (2004 and 2003: HK$89,686,000 and HK$90,229,000 respectively) for the year. All deferred pre-maturity and franchise costs were fully amortized as at December 31, 2005.

(b) Goodwill

Goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired.

Under HK GAAP, goodwill is accounted for as follows:

Prior to January 1, 2005:

•	For acquisitions before January 1, 2001, positive goodwill was eliminated against reserves and was reduced by impairment losses;

•	For acquisitions on or after January 1, 2001, positive goodwill was amortized to earnings on a straight-line basis over its estimated useful life. Goodwill was stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses;

•	The Group did not make any acquisitions since January 1, 2001 that would give rise to positive goodwill subject to amortization.

With effect from January 1, 2005:

•	The Group no longer amortizes positive goodwill on new acquisitions but tests it at least annually for impairment;

•	As the Group’s positive goodwill had previously been taken to reserves, such goodwill was not restated in the consolidated balance sheet;

•	In addition, no attributable amount of positive goodwill previously taken to reserves will be included in the calculation of profit or loss on the disposal or impairment of the acquired business or under any other circumstances.

Under US GAAP, prior to January 1, 2002, goodwill arising from the application of the purchase method of accounting was capitalized and amortized on a straight-line basis over its estimated useful life of 12 years from the relevant acquisition date. Upon the adoption of Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Intangible Assets” with effect from January 1, 2002, goodwill is assigned to the relevant reporting units and a transitional impairment test was conducted by reference to the carrying value of each reporting unit and their respective fair value at January 1, 2002. Thereafter, goodwill is no longer subject to amortization, but the recorded value is subject to an annual assessment for impairment using a fair-value-based approach. An impairment loss is recorded if the recorded goodwill exceeds its implied fair value. All reporting units to which goodwill is assigned are tested for impairment and no impairment loss was identified as of January 1, 2002, December 31, 2003, December 31, 2004 and December 31, 2005.

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

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

Accordingly, under US GAAP, the provision did not meet the criteria for recognition of an impairment write-down and was reversed, with depreciation expense recognized on the reversed amount. Such long-lived assets were fully depreciated as of December 31, 2004.

(d) Deferred taxation

Under HK GAAP, Statement of Standard Accounting Practice 12 (revised) (“SSAP 12 (revised)”) was effective for all accounting periods beginning on or after January 1, 2003. SSAP 12 (revised) was superseded by Hong Kong Accounting Standard 12 (“HKAS 12”) for all accounting periods beginning on or after January 1, 2005. Both SSAP 12 (revised) and HKAS 12 are modelled on International Accounting Standards 12 which, in all material respects as they are relevant to the Group, is similar to SFAS 109, “Accounting for income taxes”. Both SSAP 12 (revised) and HKAS 12 require full recognition of all deferred tax liabilities and deferred tax assets to the extent there is sufficient future taxable profit against which the asset can be utilized.

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

The following table shows the principal items included in deferred income taxes under US GAAP:

	2004	2005
	HK$’000	HK$’000
Deferred tax assets:
Operating loss carryforwards	1,017,748	935,597
Inventories	35	13
Accounts receivable from trade debtors	426	384
Installation fees and subscription fees	2,353	2,037

	1,020,562	938,031
Less: Valuation allowance	(720,753)	(439,231)

	299,809	498,800

Deferred tax liabilities:
Deferred expenses	(6,538)	—
Property, plant and equipment	(232,949)	(193,735)

	(239,487)	(193,735)

Net deferred income tax assets	60,322	305,065

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

During 2004 and 2005, additional deferred tax assets for tax losses were recognized pursuant to a change in circumstances that caused a change in judgment about the realizability of operating loss carryforwards incurred by a subsidiary. This change in judgment about the realizability of the deferred tax assets in future years has given rise to reductions of HK$171.1 million and HK$212.3 million to the relevant subsidiary’s balance of valuation allowance at the beginning of 2004 and 2005, respectively. At December 31, 2005, the Group had operating loss carryforwards of HK$5,346.3 million which do not expire.

The valuation allowance at January 1, 2003 was HK$874.9 million. The valuation allowance increased by HK$65.0 million during 2003 and decreased by HK$219.1 million and HK$281.6 million during 2004 and 2005 respectively.

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

Under US GAAP, installation fees relating to the broadband Internet access services and the related incremental direct costs (excluding selling costs) up to, but not exceeding, the amount of the installation revenue, are deferred and recognized on a straight-line basis over the estimated customer service period, which is four years as of December 31, 2005, with respect to customers under monthly service contracts, or over the contract period, with respect to customers under 12 to 18 month service contracts. The excess of incremental direct costs (excluding selling costs) over the related installation fees, to the extent that they are recoverable from future contractual revenues, are deferred and amortized over the contract period.

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

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

(f) Share option scheme

Under the Company’s share option scheme, the Company may grant options to employees to purchase the ordinary shares of the Company for up to 10 per cent of the issued share capital of the Company from time to time, excluding for this purpose shares issued pursuant to the exercise of options granted under the share option scheme.

During the year ended December 31, 2000, options to purchase a total of 22,910,000 ordinary shares at exercise price of HK$10.49 per share were granted by the Company to eligible employees. 20 per cent of the options was to vest on or after April 1, 2001, 40 per cent on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million and the remaining 40 per cent on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million. The options, to the extent not exercised, will expire on December 31, 2009.

During the year ended December 31, 2001, options to purchase a total of 50,034,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to eligible employees. These options were granted with the exercise price lower than the market price of the Company’s stock at the time of grant. Of the options granted, options to purchase a total of 34,813,000 ordinary shares (“the former series”) vested on or after July 1, 2002 (50%) and April 1, 2003 (50%) respectively while the remaining options (“the latter series”) vested on or after July 1, 2002 (30%), July 1, 2003 (30%) and July 1, 2004 (40%) respectively. To the extent not exercised, the options expired on December 31, 2003 for the former series and expired on December 31, 2005 for the latter series.

During the year ended December 31, 2002, options to purchase a total of 380,000 ordinary shares at exercise price of HK$3.30 per share were granted by the Company to an eligible employee. On the grant date, the exercise price exceeded the market price of the Company’s stock. 50 per cent of the options vested on or after January 1, 2004 and 50 per cent vested on or after January 1, 2005. To the extent not exercised, the options expired on December 31, 2005.

Movement of the Company’s share options is as follows:

	2003		2004		2005
	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share
		HK$		HK$		HK$
Outstanding at January 1	58,543,600	5.49	28,791,500	7.36	27,711,600	7.36
Forfeited	(29,752,100)	3.67	(1,079,900)	7.49	(962,000)	6.89
Expired	—	—	—	—	(11,589,600)	3.30

Outstanding at December 31	28,791,500	7.36	27,711,600	7.36	15,160,000	10.49

Exercisable at December 31	10,170,300	5.60	15,009,600	4.80	9,096,000	10.49

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Information in respect of the Company’s share options outstanding at December 31, 2005 is as follows:

Options standing at December 31,	2003	2004	2005
Number of options	28,791,500	27,711,600	15,160,000
Range of exercise prices per share	HK$3.30 to HK$10.49	HK$3.30 to HK$10.49	HK$10.49
Weighted average exercise price	HK$7.36	HK$7.36	HK$10.49
Weighted average remaining contractual life	3.76 years	2.81 years	2.4 years

Prior to January 1, 2005, under HK GAAP, no accounting entry was made upon the granting of share options to employees.

With effect from January 1, 2005, under HK GAAP, the Group recognizes (i) the fair value of share options granted on or after November 7, 2002 as an expense with a corresponding increase in a capital reserve within equity; and (ii) any modifications to the terms and conditions of share options existing as of January 1, 2005 that will increase the total fair value or are beneficial to the employees as expenses.

As the Group’s existing share options were granted to employees on or before November 7, 2002 and there have not been any modifications to the terms or conditions of such grants since January 1, 2005, no share option related compensation expense was recorded in the HK GAAP financial statements in each of the periods presented.

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

No compensation expenses in respect of variable plan stock options has been recognised as the fair value of the Company’s shares has been less than the exercise price for the years presented.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Had the Company determined compensation cost based on the fair value model at the grant date for its stock options under SFAS 123 “Accounting for Stock-Based Compensation”, the Company’s pro forma net profit and basic and diluted earnings per share and per ADS would have been as follows:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(in thousands, except per share and per ADS data)
Net profit as reported—US GAAP	127,826	247,858	494,580
Add: Compensation cost recognized based on intrinsic value method	2,457	453	—
Less: (Compensation cost)/reversal of compensation cost based on fair value	(8,411)	10,046	(589)

Pro forma net profit	121,872	258,357	493,991

Basic earnings per share
—as reported	6.3 cents	12.3 cents	24.5 cents
—pro forma	6.0 cents	12.8 cents	24.5 cents

Diluted earnings per share
—as reported	6.3 cents	12.3 cents	24.5 cents
—pro forma	6.0 cents	12.8 cents	24.5 cents

Basic earnings per ADS*
—as reported	126.6 cents	245.5 cents	489.9 cents
—pro forma	120.7 cents	255.9 cents	489.3 cents

Diluted earnings per ADS*
—as reported	126.6 cents	245.5 cents	489.9 cents
—pro forma	120.7 cents	255.9 cents	489.3 cents

*	1 ADS represents 20 ordinary shares

During the year ended December 31, 2004, the management of the Company did not expect the performance criterion of achieving HK$3,900 million of audited consolidated revenue would be attainable for the final 40 per cent of the stock options granted during the year ended December 31, 2000 to vest before they expire on December 31, 2009. Hence, the cumulative pro-forma compensation cost based on the fair value model in respect of such stock options up to December 31, 2003 was reversed during 2004.

(g) Recent accounting pronouncements

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

value of employee share options and similar instruments will be estimated using option-pricing models. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under a new US Securities and Exchange Commission rule, a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Group has elected to defer adoption of SFAS 123R until January 1, 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company plans to adopt SFAS 123R using the modified prospective method and although the Company is currently evaluating the impact of this Standard, it is expected that the adoption will not have a significant impact on the results of operations and financial position.

The pro forma results disclosed are not necessary indicative of what the impact of SFAS 123R will be upon adoption.

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

In March 2005, the FASB issued Interpretation 47 “Accounting for Conditional Asset Retirement Obligation” (“FIN 47”) which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provide guidance as to when an entity would have sufficient information to reasonably estimate fair value of an asset retirement obligation. The Group adopted the provisions of FIN 47 in its financial statements for the year ended December 31, 2005. No conditional asset retirement obligations were recognized because, as disclosed in Note 2(d) to the financial statements, management cannot reasonably estimate the fair value of asset retirement obligations with respect to the Group’s network as sufficient information was not available.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections”. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for all accounting changes and any error corrections occurring after January 1, 2006.

(h) Classification of items in the statement of operations

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

Set out below is a reconciliation of profit from operations determined under HK GAAP, between the HK GAAP and the US GAAP classifications:

	Year ended December 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Profit from operations determined under HK GAAP
As reported, under HK GAAP classification	250,610	295,717	279,551

Add: Net gain/(loss) on disposal of long-lived assets	(7,593)	1,499	804

Under US GAAP classification	243,017	297,216	280,355

(i) Summary of significant differences between HK GAAP and US GAAP

The effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

			Year ended December 31,
	Note		2003	2004	2005
			HK$’000	HK$’000	HK$’000
			(in thousands except for per share and per ADS data)
Net profit under HK GAAP			220,458	339,659	527,132

Adjustments:
Deferred pre-maturity and franchise costs	(a	)	(90,229)	(89,686)	(37,360)
Depreciation on reversal of impairment write-down	(c	)	(478)	(238)	—
Installation costs	(e	)	(7,584)	(1,855)	3,001
Installation fees	(e	)	(1,310)	(145)	372
Subscription fees	(e	)	9,426	576	1,435
Share option scheme	(f	)	(2,457)	(453)	—

Net profit under US GAAP			127,826	247,858	494,580

Earnings per share under US GAAP
—Basic			6.3 cents	12.3 cents	24.5 cents

—Diluted			6.3 cents	12.3 cents	24.5 cents

Earnings per ADS under US GAAP*
—Basic			126.6 cents	245.5 cents	489.9 cents

—Diluted			126.6 cents	245.5 cents	489.9 cents

*	1 ADS represents 20 ordinary shares

i-CABLE Communications Limited

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

			At December 31,
	Note		2004	2005
			HK$’000	HK$’000
Shareholders’ equity under HK GAAP			1,882,961	2,248,367

Adjustments:
Deferred pre-maturity and franchise costs	(a	)	37,360	—
Goodwill, net of amortization	(b	)	57,491	57,491
Installation costs	(e	)	(33,862)	(30,861)
Installation fees	(e	)	(33,495)	(33,123)
Subscription fees	(e	)	20,049	21,484

Shareholders’ equity under US GAAP			1,930,504	2,263,358