Form 20-F
period 2006-12-31
I CABLE COMMUNICATIONS LTD
filed 2007-07-02
CIK 1097020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 333-11014

i-CABLE COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

HONG KONG

(Jurisdiction of incorporation or organization)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange
American Depositary Shares, each representing 20 Ordinary Shares, par value HK$1.00 per share	Nasdaq—Global Market System
Ordinary Shares, par value HK$1.00 per share	Nasdaq—Global Market System*

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

References in this annual report to “HK dollars” and “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong; and references to “U.S. dollars,” “$” and “US$” are to United States dollars, the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, our financial information has been presented in Hong Kong dollars in accordance with Hong Kong GAAP, and is presented on a consolidated basis.

Solely for the convenience of the reader, certain Hong Kong dollar amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, any amounts translated from Hong Kong dollars to U.S. dollars in this annual report have been translated at the rate of US$1.00 = HK$7.7771, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (“Hong Kong Dollar Noon Buying Rate”) at December 29, 2006. As of June 25, 2007, the Hong Kong Dollar Noon Buying Rate was US$1.00 = HK$7.8122. Based on an agreement between the Hong Kong Government and Hong Kong banknote issuing banks, the Hong Kong dollar to U.S. dollar exchange rate is stabilized at approximately US$1.00 = HK$7.80. No representation is made that the Hong Kong dollar or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all. See “Item 3—Key Information—Exchange Rate Information” for further information regarding rates of exchange between Hong Kong dollars and U.S. dollars.

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

The following table contains selected consolidated financial data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The statement of operations data for the years ended December 31, 2004, 2005 and 2006 and balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated financial statements audited by KPMG, and are included in this annual report. The statement of operations data for the year ended December 31, 2002 and 2003 and balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited historical consolidated financial statements, but are not included in this annual report.

Our consolidated financial statements have been prepared in accordance with all applicable individual Hong Kong Financial Reporting Standards (“HKFRS”), Hong Kong Accounting Standards (“HKAS”) and Interpretations to the HKFRS and the HKAS issued by the Hong Kong Institute of Certified Public Accountants (collectively, “Hong Kong GAAP” or “HK GAAP”). For a detailed discussion of the significant differences between Hong Kong GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they relate to i-CABLE, see note 39 to our consolidated financial statements included in this annual report.

When you read the selected consolidated financial data, it is important that you read along with it the consolidated financial statements and related notes, as well as “Item 5—Operating and Financial Review and Prospects” also included in this annual report.

Solely for the convenience of the reader, the selected financial data for the year ended and as of December 31, 2006 have been translated into U.S. dollars at the rate of exchange of US$1 = HK$7.7771, the Hong Kong Dollar Noon Buying Rate at December 29, 2006.

STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions except for per share and per ADS data)
Statement of Operations Data:
Hong Kong GAAP
Revenues	2,161	2,143	2,372	2,441	2,547	328
Operating expenses	(1,935)	(1,892)	(2,076)	(2,161)	(2,349)	(302)

Profit from operations	226	251	296	280	198	26
Interest income	26	8	—	3	12	1
Finance costs	(62)	(16)	—	—	—	—
Non-operating income/(expense)	—	(10)	1	1	—	—
Impairment loss on investments	(73)	—	—	(2)	—	—
Income tax (expense)/credit	—	(13)	43	245	(29)	(4)

Net profit	117	220	340	527	181	23

Basic and diluted earnings per share	0.06	0.11	0.17	0.26	0.09	0.01
Basic and diluted earnings per ADS	1.16	2.18	3.36	5.22	1.79	0.23
Dividend per share (cents)	3.00	5.50	7.50	8.50	8.50	1.09
U.S. GAAP
Net profit	100	128	248	495	189	24
Basic and diluted earnings per share	0.05	0.063	0.123	0.245	0.09	0.01
Basic and diluted earnings per ADS	0.99	1.27	2.46	4.90	1.87	0.24
Dividend per share (cents)	3.00	5.50	7.50	8.50	8.50	1.09

Certain comparative figures for the years 2003, 2004 and 2005 have been re-classified to conform with the current year’s presentation. However, it is not practicable to re-classify for year 2002 for comparison purposes. See Note 38 to our consolidated financial statements included in this annual report.

FINANCIAL DATA

	As of December 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents (1) (4)	7	29	115	352	586	75
Property, plant and equipment, net	2,302	2,170	2,051	1,838	1,591	205
Total assets (4)	3,224	2,603	2,689	3,029	3,023	389
Amount due to immediate holding company	1	—	—	—	1	—
Total liabilities (4)	1,699	918	806	781	761	98
Total shareholders’ equity	1,525	1,685	1,883	2,248	2,259	290

U.S. GAAP
Cash and cash equivalents	7	29	115	352	586	75
Shareholders’ equity	1,754	1,824	1,931	2,263	2,282	294

Other Financial Data:
Hong Kong GAAP
Adjusted EBITDA (2)	730	789	828	760	627	81
Depreciation	504	539	532	481	428	55
Capital expenditures (3)	608	363	459	286	238	31
Cash flows from operating activities	863	720	777	784	789	101
Cash flows from investing activities	(884)	49	(549)	(385)	(383)	(49)
Cash flows from financing activities	(1,177)	(747)	(141)	(161)	(172)	(22)

U.S. GAAP
Cash flows from operating activities	863	720	777	784	789	101
Cash flows from investing activities	(802)	49	(549)	(385)	(383)	(49)
Cash flows from financing activities	(1,266)	(747)	(141)	(161)	(172)	(22)

(1)	Under Hong Kong GAAP and U.S. GAAP, cash and cash equivalents in the balance sheet are defined as:
•	Cash—Cash at bank and on hand and deposits with any bank or other financial institution. Cash includes cash on hand and deposits denominated in foreign currencies.

•	Cash equivalents—Short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of our cash management.
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
(4)

Under Hong Kong GAAP, prior to 2003, certain bank deposits and bank loans were offset against each other and were not included in the measure of cash described above. Such bank deposits and bank loans matured or were repaid during 2003.

SELECTED OPERATING DATA

In the following table, we provide you with our selected operating data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

	Year Ended December 31,
	2002	2003	2004	2005	2006
Operating Data (end of period, except average):
Homes passed (1)	1,959,000	2,010,000	2,070,000	2,117,000	2,155,000
Fiber homes passed (2)	1,892,000	1,942,000	1,990,000	2,032,000	2,072,000
Total pay-TV subscribers (3)	606,000	656,000	702,000	738,000	786,000
Pay-TV subscriber penetration	31%	33%	34%	35%	36%
Average monthly revenue per pay-TV subscriber (4)	HK$233	HK$220	HK$225	HK$212	HK$203
Broadband-ready homes passed (5)	1,844,000	1,900,000	1,963,000	2,010,000	2,046,000
Broadband subscribers (6)	226,000	258,000	291,000	320,000	328,000
Broadband subscriber penetration	12%	14%	15%	16%	16%
Average monthly revenue per broadband subscriber (7)	HK$180	HK$129	HK$140	HK$139	HK$136

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

The following table sets forth the Hong Kong Dollar Noon Buying Rate as at and for the periods indicated.

	Noon buying rate
Period	End	Average (1)	High	Low
	(HK$ per US$1.00)
2002	7.7988	7.7996	7.8095	7.7970
2003	7.7640	7.7864	7.8001	7.7085
2004	7.7723	7.7899	7.8010	7.7632
2005	7.7533	7.7732	7.7999	7.7514
2006	7.7771	7.7685	7.7928	7.7506
December 2006	7.7771	7.7733	7.7787	7.7665
January 2007	7.8078	7.8000	7.8112	7.7797
February 2007	7.8119	7.8114	7.8141	7.8041
March 2007	7.8137	7.8132	7.8177	7.8093
April 2007	7.8212	7.8154	7.8212	7.8095
May 2007	7.8087	7.8187	7.8236	7.8044
June 2007 (through June 25, 2007)	7.8122	7.8139	7.8188	7.8062

(1)

Determined by averaging the Hong Kong Dollar Noon Buying Rates on the last business day of each month during the relevant annual period and averaging the Hong Kong Dollar Noon Buying Rates for each business day during the relevant monthly period.

As of June 25, 2007, the Hong Kong Dollar Noon Buying rate was US$1.00 = HK$7.8122.

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

We have effectuated the delisting of our ADSs from Nasdaq and may terminate the registration of our securities with the U.S. Securities and Exchange Commission in the future and this may adversely affect our share price.

On May 15, 2007, we announced that our board of directors has approved the delisting of our ADSs from Nasdaq. The delisting was sought due to limited trading volume of the ADSs and the time and cost of maintaining a listing in the United States. On May 29, 2007, we filed with the U.S. Securities and Exchange Commission a Form 25 to effect the delisting from Nasdaq as from June 8, 2007. Since the delisting, our ADRs have been traded in the over-the-counter markets, and the Bank of New York has continued to act as our ADR depositary pursuant to the existing Deposit Agreement. We have not arranged for the listing of our ADSs or ordinary shares on another national securities exchange in the United States. We plan to maintain our ADR program in the United States, but the liquidity of our ADSs may be adversely affected by their delisting from Nasdaq. Further, where circumstances permit, we may terminate our registration as a reporting company under the U.S. Securities Exchange Act. Deregistration will eliminate our obligation to file annual reports on Form 20-F and current reports on Form 6-K. Accordingly, in the event of a deregistration, ADR holders may receive less details concerning our principal shareholders, directors and executive officers, compensation paid our executives, audited financial statements and certain relationships in related transactions between related parties, which under certain circumstances could better enable the ADR holders to assess our financial operations and policies. The delisting of our ADSs from Nasdaq and the possible termination of our registration as a reporting company under the U.S. Securities Exchange Act may have a negative impact on the price of our ADSs and ordinary shares.

Any significant change in our ability to pay dividends or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

Although we have declared and paid dividends in respect of the years ended December 31, 2002, 2003, 2004, 2005 and 2006, there can be no assurance that we will declare and pay dividends in the future or that we will maintain our current dividend policy. Any significant change in our ability to pay a dividend or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

We reported net losses in previous years and we may incur net losses in the future.

Although we have recorded net profits for each year since 2000, we reported net losses from 1993 when we began our pay-TV operation until 1999. As of December 31, 2006, our consolidated accumulated losses were HK$4,612 million. Our ability to maintain profitability will depend on the growth of our existing business and the success of our new products and services, our program acquisition costs which are being driven up by competition, as well as general market conditions. If we do not remain profitable or our accumulated losses are not offset by future profits, our financing needs may increase, we may not be able to pay dividends in the future and the market price of our ordinary shares and/or ADSs may be adversely affected.

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

Our pay-TV business is dependent upon subscription revenue. We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Although we have migrated our transmissions from analog to digital platforms in order to better control and limit illegal viewing activities, manufacturers or vendors of unauthorized pay-TV decoders have so far been able to repeatedly overcome our various digital encryption methods. Illegal activities have continued and we are aware that pirated digital set-top-boxes are available in the market. We have been deploying countermeasures to combat such activities. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue.

The loss of key employees, including senior management, and our failure to recruit qualified personnel as needed could weaken our strategic, technological and operational expertise, delay the introduction of new products and services and lower the quality of our services.

In early 2006, a member of our senior management decided to leave us. We may not be able to attract and retain key employees, including our senior management. Our key employees may be recruited by our competitors. This could hinder the introduction of our new products and services as planned. Our operations could suffer with the loss of any member of our senior management team or any key employee. Our success also depends on our ability to attract and retain qualified personnel for strategic planning, programming and enhanced services, including Internet, marketing and network operations. The competition for qualified personnel in the Internet services and pay-TV industry may increase in the future, making it difficult for us to attract and retain qualified personnel in the Internet services and pay-TV industry.

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

We carry various soccer events on our pay-TV platform. The costs of the exclusive rights to carry these soccer events have increased in the past. In particular, the English Premier League has been the most popular soccer event on our platform. The exclusive rights to carry the English Premier League expired in May 2007. Due to the high costs of the telecasting rights for the next three seasons spanning from August 2007 through May 2010, we were not able to renew English Premier League, and the event will be exclusively carried by our key competitor, PCCW.

We currently have exclusive rights to other soccer and sports events and we intend to acquire new rights to other sports programming. For example, we had exclusive rights to carry other top European soccer events including the Spanish and German soccer leagues and the prestigious U.S. PGA Tour. We also had exclusive rights to carry major tennis tournaments such as the French Open and the U.S. Open. However, the acquisition costs for exclusive rights to carry these sports events are substantial. In future, the costs of the exclusive rights to carry these sports events may increase significantly. If we are not able to pass on the increase in these costs to our subscribers, our revenues, cash flow and operating margins may be reduced.

New digital pay-TV channels may add to our programming costs and may adversely affect our profitability.

Digital broadcasting allows the compression of pay-TV signals, which increases our effective channel capacity. We intend to utilize this additional capacity by increasing the number of pay-TV channels offered on our digital platform. We now offer 103 channels with 69 channels in our basic package. During 2006, a total of 10 new channels were added to our digital platform. The channels were either included in the basic package or mini packages to derive additional revenues from existing as well as new subscribers. We incur significant costs for producing or acquiring content for these channels. If we are unable to pass on these costs to our pay-TV subscribers, our profitability may be adversely affected.

Demand for our broadband Internet access service may not continue to grow.

The success of our broadband Internet access service (also known as “broadband” service) will require continued growth in the use of the Internet and the demand for broadband services in Hong Kong. Although our broadband Internet subscriber base has been growing since the launch of the service in March 2000, this growth trend may not continue. We believe the overall penetration in the residential market has flattened out and our share of that market and ARPU have been flat and may come under pressure as competitors roll out higher bandwidth services.

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

The competition we face from other television broadcasters and Internet service providers may adversely affect our business, results of operations and financial condition.

Other operators began rolling out bundled voice, data and television service in earnest in 2004, causing the markets for pay-television, Internet access and related services in Hong Kong to become more competitive. PCCW began to roll out bundled packages with aggressive marketing and pricing strategies. In response, we rolled out a bundled pay-TV and broadband package in May 2004. We subsequently rolled out pay-TV and broadband packages that are bundled with local VoIP service provided by one of our affiliates. The VoIP service enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. In June 2005, PCCW completed the acquisition of a mobile phone service provider named SUNDAY Communications Limited. Since the acquisition, PCCW has marketed voice, data or television services that are bundled with the mobile phone service offered by SUNDAY Communications Limited. Since we do not presently operate any mobile phone service, we are not able to provide any pay TV or broadband service that are bundled with mobile phone service without cooperating with a local mobile phone service provider. Our competitors may in the future become even more aggressive in pricing their services. This may lead us to further reduce our prices for similar services, causing our revenue to decline. This high level of competition may also result in a loss of our subscribers and may significantly increase our programming costs, resulting in a decrease in our cash flow and operating margin.

We face strong competition in the television services market from Hong Kong’s free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB. The Hong Kong Government announced in July 2004 the implementation framework for digital terrestrial TV, or DTT. The existing two terrestrial TV broadcasters, ATV and TVB, are required to launch DTT before the end of 2007 and achieve at least 75% of coverage in 2008. Subject to further market and technical studies, the Government aims to switch off analog broadcasting in 2012. ATV plans to provide a hybrid digital service of HDTV and multi-channel broadcasting whereas TVB plans to provide an HDTV channel with no fewer than 14 hours per day of HDTV programmes. DTT will among other things enable the addition of free-to-air TV channels in Hong Kong and may adversely affect our pay-TV business.

In addition, two pay-TV services were launched during the third quarter of 2003. They are operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy Satellite Broadcasting Limited launched its pay-TV service under the brand name SuperSUN TV, which was renamed TVB Pay Vision following the conclusion of a carriage agreement with PCCW in 2006. TVB Pay Vision is 49% owned by TVB, the dominant free-to-air television operator in Hong Kong. These new pay-TV service providers may cause us to lose market share and encounter pricing pressure in the future. New technologies and services introduced by the companies mentioned above may increase competition against our services in the future, which may lead to a decrease in the number of subscribers and a decline in our market share in the pay-television market or in the market of Internet access and related services. As operators compete strongly in the areas of rates and services, we may not be able to maintain existing subscribers at the levels we expect and may need to incur additional costs than we expect, including various rate revisions, to maintain existing subscribers and attract new subscribers. Our pay-TV ARPU or broadband ARPU may decrease as a result.

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

Our pay-TV service includes broadcasting of TV content that we acquire from third parties. In the event we do not acquire or retain the right to broadcast certain TV content, we may acquire rights to broadcast alternative TV content in substitution. Such alternative TV content may not be available on the same terms, or at all, and any loss of TV content or inability to obtain the rights to provide suitable alternative TV content could adversely affect the quality of our pay-TV service. In the event that we retain certain TV content on terms and conditions significantly different from prior agreements, our programming costs and/or pay-TV subscription revenues may be adversely affected. We carry various soccer events on our pay-TV platform. In particular, the exclusive rights for English Premier League, which has been the most popular soccer event on our platform, expired in May 2007. Due to the high costs of the telecasting rights for the next three seasons spanning from August 2007 through May 2010, we were not able to renew the contract for the English Premier League. For the next three seasons beginning in August 2007, we will no longer have the rights to broadcast the English Premier League and our pay-TV revenue may be severely affected as a result. We intend to retain or acquire exclusive rights to other soccer and sports events. However, we cannot assure you that we will be able to acquire exclusive rights, or that such rights will not become non-exclusive in the future. We may be unable to acquire or produce substitute TV content to offset the effect of the loss of exclusive rights to certain TV content on our pay-TV platform. Our pay-TV revenue may be adversely affected as a result. Even if we are able to acquire certain rights, the acquisition costs may be so high that our profitability will be adversely affected.

Any small percentage change in our operating expenses may significantly reduce our consolidated earnings.

In 2006, our total operating expenses accounted for as much as 92% of our total operating revenues. A high proportion of our operating expenses are fixed and do not vary in proportion to the number of our subscribers. Any small percentage change in our operating expenses may significantly reduce our consolidated earnings.

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

In 2005, we established a wholly-owned subsidiary, Sundream Motion Pictures Limited (“Sundream”), to engage in film production. Sundream released its first ever movie in February 2006 and released a second movie in November 2006. In addition to the two movies already released, Sundream has completed three other movies during the year 2006. We are new to the film production industry and we will have to seek qualified personnel from external sources to be successful. We may not be able to attract personnel with appropriate expertise or experience in the film industry.

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

We are diversifying our business into cross media ventures in Mainland China. These new ventures may cause volatility in our consolidated earnings and may not become profitable.

In 2006, we acquired a 70% stake in Teamwork Zhuoran Advertising Limited, a PRC company now renamed Ad On Media Limited (“AOM”), to engage in advertising businesses on behalf of a PRC magazine called Sanlian Life Weekly. We are in the process of launching several publications in the PRC as part of our cross-media strategies. There is no assurance that these businesses will become profitable and may cause volatility in our consolidated earnings.

Our failure to maintain the adequacy to our internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 could subject us to regulatory actions and may adversely affect our stock price and our ability to raise additional capital.

Beginning with the fiscal year ended December 31, 2006, Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the U.S. Securities and Exchange Commission. The management assessment to be filed is required to include a certification of our internal controls by our Chief Executive Officer and Chief Financial Officer. In addition, beginning with the fiscal year ending December 31, 2007, our independent registered public accounting firm will be required to issue an attestation report on our internal controls over financial reporting.

Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2006 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to rectify such deficiencies in a timely manner. Moreover, in future years, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still be unable to issue an attestation report that concludes that our internal control over financial reporting is effective. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ADSs and ordinary shares and our ability to raise additional capital.

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

We launched our pay-TV service in October 1993. As of December 31, 2006, we had approximately 786,000 pay-TV subscribers, representing an approximately 7% increase over the previous year.

We launched our broadband service in March 2000. As of December 31, 2006, we had approximately 328,000 broadband subscribers, representing an approximately 2% increase over the previous year. As of December 31, 2006, our in-building coaxial network passed over approximately 2,155,000 homes. Within this total, approximately 2,072,000 homes were connected to our fiber optic cable network, out of which approximately 2,046,000 households were “broadband-ready” (i.e., these households were able to subscribe to our broadband service).

We currently provide Internet Protocol Network point-of-presence (“IP Point”) service to Wharf T&T Limited (“Wharf T&T”), an affiliate of ours that is wholly-owned by The Wharf (Holdings) Limited (“Wharf”). With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our hybrid fiber coaxial (“HFC”) cable network for core and last-mile signal transmission. The local VoIP service enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. As of December 31, 2006, we provided approximately 168,000 IP Points to Wharf T&T, representing an approximately 40% increase over the previous year.

Business Strategy

Our goal is to become Hong Kong’s leading provider of integrated multimedia communications services, encompassing video, data and voice services. We have also started to expand into markets outside of Hong Kong, particularly in Mainland China. Our strategy is to:

•	Expand our pay-TV subscriber base through programming differentiation

We will continue to provide innovative television programming targeting local audiences to maintain our market leadership in news, sports and movies. Our investment in Chinese-language programming has been instrumental to our success to date since most of Hong Kong’s population speaks Cantonese as their primary language. To complement our local programming, we will continue to broadcast sport events and major international channels such as CNN International, BBC World and Discovery. As of December 31, 2006, we carried over 100 program channels on our digital platform. Some of the channels are included in our basic package which is the package with the greatest number of channels, while some are included in mini packages to derive additional revenues from existing or new subscribers. Our channel offerings allow customers to subscribe to any one of our packages, without subscribing to a particular package. This packaging flexibility enables us to offer pay-TV services at a lower subscription fee to enhance our pay-TV penetration. We will continue to invest in programming content to maintain service differentiation, and to evaluate new genres and programs so that we can offer more programming packages to existing and new subscribers. We also plan to continue to increase the number of our subscribers by marketing through direct sales, promotions and advertising. We believe there is an opportunity to further increase our number of subscribers as the market for pay-TV services in Hong Kong continues to develop.

•	Pursue penetration of our broadband Internet access service

In March 2000, we launched our broadband Internet access service based on cable modem technology. During 2006, our broadband subscribers grew by approximately 2% to approximately 328,000 and we maintained our position as the second largest residential broadband access service provider in Hong Kong through active bundling of our pay-TV and broadband services with local VoIP service provided by Wharf T&T.

•	Expand the distribution of our content to new markets and platforms beyond pay-TV and broadband Internet platforms

We are one of Hong Kong’s largest producers and suppliers of media content to conventional media locally and overseas. Since late 2003, we have been supplying content to the mobile phone industry. We are now the sole supplier of Hong Kong news service to an onboard channel of Hong Kong’s flag carrier airline, Cathay Pacific Airways. In 2005, we concluded an agreement with Kowloon-Canton Railway Corporation to be the sole content supplier and exclusive sales agent for the public display system on its trains. The in-train audio-visual system, known as “Newsline Express,” displays news and commercial and began operation in August 2005. During the year 2006, we made progress in extending our distribution networks with overseas broadcasters and licensed our programming to various broadcasters in the U.S., Canada, Indonesia, Taiwan and New Zealand. We have launched a new channel, Cable No. 1 Channel, which is available to subscribers at a small subscription fee. The channel is expected to be widely distributed to the homes in Hong Kong and to generate additional advertising revenue with its mass appeal.

•	Expand into cross-media opportunities

In 2006, we acquired a 70% stake in AOM, to engage in advertising businesses on behalf of a PRC magazine called Sanlian Life Weekly. We are in the process of launching several publications in the PRC as part of our cross-media strategies. We have started production of movies and our initial productions have not only brought satisfactory box office, but also recognition both in Hong Kong and overseas.

Products and Services

Pay-TV Services

We offer the following pay-TV services:

Basic and Mini Packages. As of December 31, 2006, our basic package included access to 69 channels for our digital subscribers. We also offer various mini packages to allow customers to subscribe at a lower subscription fee to enhance our pay-TV penetration. We also offer various packages of language programming catering to viewers from different cultural or ethnic groups in Hong Kong.

Pay-Per-View. We currently offer four pay-per-view channels. Pay-per-view channels offer viewing of adult entertainment and live sports events at additional fees.

Satellite Service. As of December 31, 2006, we also provided access and maintenance services to approximately 202,000 satellite television system households in Hong Kong. Satellite television systems allow customers to view free-to-air channels distributed via satellite.

Internet and Multimedia Services

Broadband Internet Access. We introduced our broadband Internet access service utilizing cable modem technology under the i-CABLE brand name in March 2000. As of December 31, 2006, we were Hong Kong’s second largest residential broadband service provider. We charge our broadband Internet access subscribers flat fees with no usage charges. We typically market our broadband Internet access service at discounts to our standard monthly subscription fee for new subscribers.

Programming

Pay-TV Services

Our strategy has been to achieve pay-TV subscriber penetration through local content production and packaging, consisting primarily of news, movies and exclusive sports programming. As there are limited Cantonese language programming alternatives, we produce our own programming and repackage licensed programming to suit local preferences. We are one of the largest producers of television programming in Hong Kong. We currently originate and repackage 25 channels in our basic package.

News, movies and sports have been our most important programming genres and we will continue to invest in such programming.

News. We continue to produce four Cantonese news channels. Finance Information Channel (formerly News 1) focuses on up-to-date financial information, documentaries and public affairs. News Channel (formerly News 2) features our round-the-clock professional newscast with half-hourly updates. Top News Channel continues to broadcast non-stop news with updates every eight to ten minutes. A Live News Channel was launched in 2005 to carry important press conferences, Hong Kong legislative council meetings and breaking news live, and carried over 1,000 hours of live coverage of important news events in the year ended December 31, 2006. We have also acquired broadcasting rights to international news channels such as CNN International, CNN Headline News, BBC World, Bloomberg Television and CNBC Asia. We believe subscribers are attracted to the convenience and quality of our 24-hour news programming. We will further enhance our news platform by making the Finance & Information Channel a channel dedicated to financial news during trading days and a channel devoted to current affairs and documentary programmes during weekends and public holidays.

Movies. In January 2006, we relaunched our movie channels into a new movies platform. Movie 1 Channel is dedicated to top Hong Kong movies, while Movie 2 Channel offers highly-acclaimed Asian and international movies. We currently offer two channels under HMC, or Hollywood Movie Channel, brand name to offer popular Hollywood titles to our viewers. In addition, classical movies are featured in the TCM Channel. Through our movie channels on basic and mini packages, we offer popular Hollywood titles, local blockbusters and special packages catering to our subscribers.

Sports. Exclusive and live coverage of sports events has played an important role in attracting new subscribers. Soccer is more popular than any other sports in Hong Kong. In 2004, we acquired the exclusive rights to broadcast the English Premier League football in Hong Kong for the three-year period ending May 2007. We exclusively carry the Spanish Primera Liga, the Italian Serie A and the German Bundesliga to cater to the different programming interests of soccer fans. We had the exclusive rights to broadcast the 2006 FIFA World Cup and have again been appointed official broadcaster of the 2010 FIFA World Cup. We also had exclusive rights to broadcast the 2006 Winter Olympics, the 2006 Commonwealth Games and the 2006 Asian Games. We carry major tennis tournaments including the French Open and U.S. Open, and other major international sports competitions such as NBA basketball, volleyball, table tennis and swimming events. Beginning in 2007, we will have the exclusive rights to broadcast the U.S. PGA Golf Tour. Additionally, our Channel 18 provides comprehensive live coverage of all horse races of the Hong Kong Jockey Club.

Our Channels

We offer a variety of channels with our own originated or packaged channels, primarily in Cantonese, as well as licensed satellite channels. As of December 31, 2006, we offered 103 channels on our network, consisting of 69 basic channels, 30 non-basic channels and four pay-per-view channels.

News, sports and movies remained the mainstay of our programming platform. We also carry a number of acclaimed documentary channels such as Discovery and National Geographic Channel. Our entertainment platform consists of a mix of international, regional and self-produced channels. In the summer of 2003, we launched a 24-hour Entertainment News Channel, the first of its kind in Hong Kong, which provides round-the-clock show business news as well as programs on lifestyle and fashion trends in Hong Kong, the region and the world. We also carry various mini packages catering to ethnic minority groups, sports fans and viewers with particular interests.

We have recently launched a new channel, the Cable No. 1 Channel, which is available to subscribers at a small subscription fee. The channel features programming content of mass appeal and is designed to be widely distributed to the homes in Hong Kong and to generate additional advertising revenue for us.

Internet and Multimedia Services

Leveraging on our content library production and output, we have enhanced our Chinese language Internet portal to showcase the multimedia capabilities of our broadband Internet access service. To differentiate from other Internet services providers, we offer our television program content on our websites as well as develop new content and applications with content providers. We launched a multiplayer online game in the first half of 2006. During 2006, we secured Internet transmission rights for important sports events such as the U.S. PGA Golf Tour, the U.S. Tennis Open and the Rugby World Cup 2006. We worked with mobile phone operators for the introduction of mobile versions of stock market news and other market information. We believe we are one of the leading video suppliers to mobile operators in Hong Kong.

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	For the year ended December 31,
	2004		2005		2006
	HK$	%	HK$	%	HK$	%
	(in millions except percentages)
Pay television	1,888	80	1,884	77	1,895	74
Internet and multimedia	481	20	558	23	596	23
Corporate	6	—	14	—	74	3
Inter-segment elimination	(3)	—	(15)	—	(18)	—

Total operating revenues	2,372	100	2,441	100	2,547	100

Our business activities are conducted primarily in Hong Kong. For each of the years 2004, 2005 and 2006, less than 10% of our revenues were derived from activities conducted outside Hong Kong.

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

We initially built our existing backbone network first by using a microwave system. The microwave system carries scrambled television signals which travel through fiber optic cables from the cable television head-end to transmission sites on hilltops. From the transmission sites, signals are broadcasted to the signal-processing center located on the rooftops of our anchor buildings. Each signal-processing center converts the microwave signals into radio frequency signals. These signals are then distributed by coaxial cable to households in the same building or adjoining buildings. The coaxial network transmits signals through amplifiers to a multi-port two-way tap which connects to the subscriber’s drop. The subscriber’s drop connects to a set-top box which descrambles the television signals in the subscriber’s home.

We have converted the majority of the trunk transmission from microwave to fiber optic cable. A portion of our network trunks is laid along the infrastructure of the Mass Transit Railway Corporation, the subway system in Hong Kong. The subway underground infrastructure provides a stable and protective network environment and facilitates the maintenance of our fiber optic trunk transmission. The in-building coaxial networks, which provide last mile access to the subscribers, remain unchanged except for the installation of the return path modules to existing amplifiers.

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

Regulations

Regulations on Television Broadcasting

Overview

We conduct our pay-TV business through our subsidiary, Hong Kong Cable Television Limited (“HKC”). HKC is a licensed subscription television broadcaster and is subject to the provisions of the Broadcasting Ordinance, the Broadcasting Authority Ordinance, the Telecommunications Ordinance and its license and related regulations, codes of practice, guidelines and directions by the Broadcasting Authority. The provisions are administered by the Broadcasting Authority, a statutory body established under the Broadcasting Authority Ordinance and the Telecommunications Authority. The Broadcasting Authority prescribes rules concerning the content and scope of television programming, supervises all services provided by television broadcasters and makes recommendations to the Chief Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses. The Chief Executive-in-Council issues domestic pay television program service licenses which grant the right to provide domestic pay television program services. HKC’s domestic pay television program service license sets forth the terms and conditions for providing its pay-TV service, including the length and the scope of its programming.

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

Regulatory Developments

The Hong Kong Government has adopted the policy of liberalizing the television broadcasting market, including the pay-TV market, with the aim of increasing competition. In December 1998, the Hong Kong Government adopted a number of policies designed to liberalize the market and increase competition. These policies aim to increase competition by requiring HKC to open its networks, abolishing subscription and advertising royalties, allowing HKC to deliver telecommunications services using its subscription television network, lifting the moratorium on pay television and video-on-demand program services, and opening the market for digital television services. The restrictions on ownership and control were also modified. Some of the policy decisions have been implemented through the enactment of the Broadcasting Ordinance in the second half of 2000. The Hong Kong Government also awarded five pay-TV licenses in late 2000. Four operators have since opted out from the Hong Kong market and returned their licenses to the Government. Nonetheless, two new pay-TV services were launched during the third quarter of 2003. They were operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. Galaxy Satellite Broadcasting Limited, which Hong Kong’s dominant free-to-air television operator TVB owns 49%, launched its pay-TV service in February 2004 and was renamed TVB Pay Vision in 2006.

The Hong Kong Government announced in July 2004 the implementation framework for digital terrestrial TV, or DTT. The existing two terrestrial TV broadcasters, Asia Television Limited and Television Broadcasts Limited are required to launch DTT before the end of 2007 and achieve at least 75% of coverage in 2008. Subject to further market and technical studies, the Government aims to switch off analog broadcasting in 2012. ATV plans to provide a hybrid digital service of HDTV and multi-channel broadcasting whereas TVB plans to provide an HDTV channel with no fewer than 14 hours per day of HDTV programmes.

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

In order to provide Internet access and services, a public non-exclusive telecommunications services (“PNETS”) license is required to be obtained from the Telecommunications Authority. i-CABLE Network Operations Limited (“iNOL”) is a wholly-owned subsidiary of the Company and holds a PNETS license to operate our Internet business. The Telecommunications Authority may cancel or suspend the PNETS license at any time for up to 12 months for contravention of any provision of the Telecommunications Ordinance or any condition of the PNETS license. The Internet and online content businesses of i-CABLE Network Operations Limited (“iNOL”) have been transferred to HKC with effect from 1st January 2007 and HKC operates the Internet business under its Fixed Carrier License.

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

New Regulatory Developments

In January 2002, the Telecommunications Authority announced its policy on the implementation of the full liberalization of the local FTNS market in Hong Kong from January 1, 2003 which follows the liberalization policy announced in May 1999 to license the operation of additional wireline based fixed networks when the moratorium on issuing new local FTNS licenses ends on December 31, 2002. Since January 1, 2003, the local and external FTNS market is fully liberalized and there is no pre-set limit for number of licenses for the operation of local wireline-based fixed networks. In January 2003, three new local wireline-based FTNS were granted, including two that were granted to local wireless FTNS licensees by modifying their licenses to include the operation of local wireline-based FTNS. As of June 25, 2007, there were 10 local wireline-based FTNS licensees.

C. Organizational Structure

The chart below represents i-CABLE’s organizational structure as of December 31, 2006. All the companies have been established under the laws of Hong Kong, except for Apex Victory Limited, i-CABLE China Limited, i-CABLE Enterprises Limited, i-CABLE International Distribution (BVI) Limited and i-CABLE Ventures Limited, which were established under the laws of the British Virgin Islands; and Guangzhou Kuan Xun Customer Services Company Limited, Guangzhou Dong Liang Cai Movie and Television Technology Consultation Company Limited, Teamwork Zhuoran Advertising Limited (English translation/transliteration of Chinese name), (name changed to Ad On Media Limited on April 3, 2007), which were established under the laws of China.

(1)	formerly known as i-CABLE WebServe Limited, renamed on 19 December 2006
(2)	these companies commenced business operation on 13 February 2006
(3)	Name changed to Ad On Media Limited on April 3, 2007

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. The financial information presented below has been extracted from the financial statements of the Company and its subsidiaries as prepared in accordance with Hong Kong GAAP. A reconciliation of our net profit and shareholders’ equity as prepared in accordance with U.S. GAAP is also separately provided in note 39 to our Consolidated Financial Statements. Unless otherwise indicated, all financial information in this annual report is presented in Hong Kong dollars as of December 29, 2006. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the Hong Kong Dollar Noon Buying Rate at December 29, 2006, which was HK$7.7771 per US$1.00. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other particular rate on December 29, 2006 or any other date. Sums may not add due to rounding.

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

The following discussion reflects our financial condition and results of operations. This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and notes thereto presented in this annual report. The information presented below has been extracted from the financial statements of the Company and its subsidiaries as prepared in accordance with Hong Kong GAAP. A reconciliation of our net profit and shareholders’ equity as prepared in accordance with U.S. GAAP is also separately provided in note 39 to our consolidated financial statements.

On April 30, 2006, we acquired a 70% equity interest in Teamwork Zhuoran Advertising Limited, which was subsequently renamed Ad On Media Limited (“Ad On Media”). The results of operations of Ad On Media were consolidated into our financial statements as from April 30, 2006. The business combination of Ad On Media did not have a material effect on our financial condition or results of operations.

HKC, our subsidiary, launched its pay-TV service in Hong Kong in October 1993 and is Hong Kong’s leading pay-TV operator. As of December 31, 2006, our network passed over approximately 2,155,000 homes, of which 2,072,000 have been connected to our fiber network. As of December 31, 2006, we had approximately 786,000 pay-TV subscribers.

Through our HFC network we began to offer broadband Internet access service in March 2000. As of December 31, 2006, we had approximately 328,000 broadband Internet subscribers. We currently provide IP Point service to Wharf T&T, charging a service fee that is determined based on the number of IP Points provided. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2006, approximately 168,000 IP Points were provided to Wharf T&T by iNL.

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

We generated 74.4% of our revenues during the fiscal year ended December 31, 2006 from our pay-TV segment, with the remaining 25.6% mainly derived from our Internet and Multimedia segment.

Subscription fees charged to our pay-TV customers for basic, mini package and pay-per-view services, and for provision of installation and other support services accounted for the majority of our pay-TV revenue. We derive additional pay-TV revenues from advertising income, program-guide sales and, satellite television systems services.

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

As a measure of our operating performance, we believe that the most directly comparable Hong Kong GAAP and U.S. GAAP measure to adjusted EBITDA is net profit. We operate in a capital intensive industry. We use adjusted EBITDA in addition to net income because net income includes many accounting items associated with capital expenditures, such as depreciation of property, plant and equipment. These accounting items may vary between companies depending on the method of accounting adopted by a company. By minimizing differences in capital expenditures and the associated depreciation expenses as well as reported tax positions, adjusted EBITDA provides further information about our operating performance and an additional measure for comparing our operating performance with other companies’ results.

The following table reconciles our net income under Hong Kong GAAP to our definition of adjusted EBITDA for the periods indicated:

	As of December 31,
	2002	2003	2004	2005	2006
	(HK$ in millions)
Adjusted EBITDA	730	789	828	760	627

Adjustments:
Interest income	26	9	—	3	12
Finance costs	(62)	(16)	—	—	—
Non-operating income/(expenses)	—	(10)	1	1	(1)
Income tax (expense)/credit	—	(13)	43	245	(29)
Impairment loss on investments	(73)	—	—	(2)	—
Depreciation	(504)	(539)	(532)	(480)	(428)
Net profit	117	220	340	527	181

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

We believe that revenue recognition, deferred tax assets, useful lives of long-lived assets, impairment provisions for property, plant and equipment, program library, unlisted equity securities and goodwill (US GAAP only) and write-down of receivables and inventories to net realizable value involve accounting policies which are most affected by management’s use of judgment and estimates. Please see note 35 to our consolidated financial statements for a discussion of judgment and estimates used in these areas.

Revenue recognition

Revenue is recognized in the statement of operations provided it is probable that economic benefits will flow to the Group and revenues and costs, if applicable, can be measured reliably. Provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognized at the time when the services are provided. Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs. Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in Notes 2(l)(i) and 2(l)(ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

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

Management considers that a key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. As explained in Note 2(n), all deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized, are recognised. It is possible that adverse changes to the operating environment or the Group’s organization structure could cause a future write-down of the deferred tax assets recognized.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 2(t)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 2(m)). Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from 5 to 20 years, estimated at the time such assets are acquired and based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period.

If these changes were to occur more rapidly than anticipated or in a different form from what was anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Under certain circumstances, the Group may have an obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history and lack of sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates have not been specified by others and information is not available to apply an expected present value technique, no reliable estimates can be reasonably made in respect of such potential obligation..

Programming library

Programming library consists of presentation rights for commissioned programs and acquired programs for showing on the Group’s television channels, and commissioned programs and films for licensing purposes. Presentation rights are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is other than indefinite) and any impairment losses (see Note 2(t)). Amortization is charged to the statement of operations on an accelerated basis over the license period or over the estimated number of future showings. Subsequent expenditure on programs after initial acquisition is recognized as an expense when incurred.

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

Impairment Provisions

At each balance sheet date, we review internal and external sources of information to identify indications that the Company’s property, plant and equipment, inventories, loans and receivables, film library, goodwill, and investment in unlisted equity instruments may be impaired or an impairment loss previously recognized no longer exists or may have decreased. If such an indication exists, the relevant asset’s recoverable amount is estimated with appropriate accounting adjustment of the carrying amount of an asset to its recoverable amount.

The sources utilized to identify indications of impairment are often subjective in nature and require us to make judgments and apply assumptions including the future utilization value of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

Results of Operations

The following table summarizes our results of operations under Hong Kong GAAP for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	(HK$ in millions)
Service revenues	2,372	2,441	2,547

Programming costs	791	864	1,005
Network and other operating expenses	381	398	451
Selling, general and administrative expenses	373	419	465

	1,544	1,681	1,921

Depreciation	532	480	428

Total operating expenses	2,076	2,161	2,349

Profit from operations	296	280	198
Non-operating income/(expenses)	1	1	—
Interest income	—	3	12
Impairment loss on investments	—	(2)	—
Finance costs	—	—	—

Profit before taxation	297	282	210
Income tax (expense)/credit	43	245	(29)

Net profit	340	527	181

2006 Compared to 2005

Service Revenues

Our service revenues in 2006 increased by HK$107 million, or 4%, to HK$2,548 million from HK$2,441 million in 2005. Although pay-TV ARPU decreased by 4% to HK$203 in 2006 from HK$212 in 2005 due to the offering of lower-yield mini-packages to attract new subscribers, service revenues from our pay-TV business in 2006 increased slightly by HK$11 million, or 0.6%, to HK$1,895 million from HK$1,884 million in 2005. The increase in service revenue was primarily due to an increase in airtime sales revenue. Further, there was a net increase of subscribers in 2006 of 48,000, compared to 36,000 in 2005. During the same period, service revenues from our Internet-related services increased by HK$38 million, or 7%, to HK$596 million from HK$558 million during the previous year due to a 2 % growth in broadband subscribers and a 40 % increase in VoIP lines in service. Net increase in broadband subscribers, however, decreased to 7,000 in 2006 from 29,000 in 2005. Service revenues attributable to our Internet-related services accounted for 23% of our total service revenues in 2006, representing a 1% increase as compared to 23% during the previous year.

Operating Expenses

Our operating expenses including depreciation increased by HK$188 million, or 9%, to HK$2,349 million in 2006 from HK$2,161 million in 2005, with the following breakdown:

Programming Costs. Programming costs increased by 16% to HK$1,005 million in 2006 from HK$864 million in 2005, primarily due to the carriage of 2006 FIFA World Cup, the addition of HMC2 channel and other programming enhancements of our movies platform and the production costs of films released by Sundream during the year.

Network and Other Operating Expenses. Network and other operating expenses increased 13% to HK$451 million in 2006 from HK$398 million in 2005, primarily due to increase in customer fulfillment costs, as well as the cost of sales and reorganization costs of HK$11 million pertaining to network team reorganization to increase operation efficiency during the year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 11% to HK$465 million in 2006 from HK$419 million in 2005 due primarily to higher marketing and sales spending.

Depreciation. Depreciation expenses decreased by 11% to HK$428 million in 2006 from HK$480 million in 2005 due mainly to lower depreciation charges in cable modems, leasehold improvement and network assets following the expiry of their depreciation cycle.

Operating Profit

We recognized an operating profit of HK$198 million in 2006, representing a HK$81 million, or 29%, decrease compared to HK$280 million in 2005.

Interest Income and Net Finance Costs

Interest income increased to HK$12 million in 2006 from HK$3 million in 2005, mainly due an increase in interest income from deposits with banks and financial institutions. Net finance costs decreased by 95% to HK$7,000 in 2006 from HK$134,000 in 2005 mainly due to repayment of bank loans and overdrafts from prior years.

Provision for income tax

Income tax of HK$29 million in 2006 included a net reversal of HK$28 million of deferred tax expense for the year compared to a deferred tax credit of HK$305 million in 2005 from recognition of tax losses previously not recognised.

Net Profit

We recorded a net profit after taxation of HK$181 million in 2006, representing a decrease of HK$346 million, or 66%, from HK$527 million in 2005. Basic and diluted earnings per share for 2006 were 9.0 Hong Kong cents as compared to basic and diluted earnings per share of 28.8 Hong Kong cents in 2005.

2005 Compared to 2004 Services Revenues

Our service revenues in 2005 increased by HK$69 million, or 3%, to HK$2,441 million from HK$2,372 million in 2004. Although pay-TV ARPU decreased by 6% to HK$212 in 2005 from HK$225 in 2004 due to the offering of lower-yield mini-packages to attract new subscribers, service revenues from our pay-TV business in 2005 decreased only slightly by HK$4 million, or 0.2%, to HK$1,884 million from HK$1,888 million in 2004 due to keen competition throughout the year. Net increase of subscribers in 2005, however, was 36,000, compared to 47,000 in 2004. During the same period, service revenues from our Internet-related services increased by HK$78 million, or 16%, to HK$558 million from HK$481 million during the previous year due to a 10% growth in broadband subscriber and a 314% increase in VoIP lines in service. Net increase in broadband subscribers, however, decreased to 29,000 in 2005 from 34,000 in 2004. Service revenues attributable to our Internet-related services accounted for 23% of our total service revenues in 2005, representing a 3% increase as compared to 20% during the previous year.

Operating Expenses

Our operating expenses including depreciation increased by HK$85 million, or 4%, to HK$2,161 million in 2005 from HK$2,076 million in 2004, with the following breakdown:

Programming Costs. Programming costs increased by 9% to HK$864 million in 2005 from HK$791 million in 2004, primarily due to higher costs for program acquisition especially for sports events.

Network and Other Operating Expenses. Network and other operating expenses increased 4% to HK$398 million in 2005 from HK$381 million in 2004, primarily due to increase in customer fulfillment costs and direct costs incurred for launching the Newsline Express programming service on Kowloon-Canton Railway Corporation lines in August 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 12% to HK$419 million in 2005 from HK$373 million in 2004 due primarily to higher pay-TV marketing expenses and sales costs.

Depreciation. Depreciation expenses decreased by 10% to HK$480 million in 2005 from HK$532 million in 2004 due mainly to lower depreciation charge in set-top-boxes, cable modem and network assets following the expiry of the depreciation cycle.

Operating Profit

We recognized an operating profit of HK$280 million in 2005, representing a HK$16 million, or 5%, decrease compared to HK$296 million in 2004.

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

Net Profit

We recorded a net profit after taxation of HK$527 million in 2005, representing an increase of HK$187 million, or 55%, from HK$340 million in 2004. Basic and diluted earnings per share for 2005 were 26.1 cents as compared to basic and diluted earnings per share of 16.8 cents in 2004.

Differences between Hong Kong GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP which differs in certain significant respects from U.S. GAAP.

The description of the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to i-CABLE, including deferred pre-maturity and franchise costs, the offset of goodwill against reserves, the reversal of impairment write down, installation fees, costs and subscription fees, and share option compensation expense, is provided in Note 39 to our consolidated financial statements. A reconciliation of net profit for the three years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2005 and 2006 under Hong Kong GAAP to the comparable amounts determined under U.S. GAAP is also provided in Note 39 to our consolidated financial statements.

Net profit and shareholders’ equity under Hong Kong GAAP as compared to the amounts determined under U.S. GAAP is set forth below:

	As of and for the year ended December 31,
	2004	2005	2006
	(HK$ in millions)
Net profit:
Hong Kong GAAP	340	527	181
U.S. GAAP	248	495	189

Shareholders’ equity:
Hong Kong GAAP	1,883	2,248	2,259
U.S. GAAP	1,931	2,263	2,282

B. Liquidity and Capital Resources

Liquidity

During the first few years following the commencement of our business, we financed our operations and capital expenditure requirements primarily through a shareholder’s loan from Wharf Communications, cash flows from operations, issuance of convertible bonds and our initial public offering in 1999. In October 2002, we redeemed prior to maturity HK$1,500 million out of HK$1,800 million outstanding balance of our fixed rate convertible bonds. The balance of the convertible bonds amounting to HK$300 million was fully redeemed upon maturity in November 2003. These fixed rate convertible bonds were held by a subsidiary of Wharf. We repaid our bank borrowings during 2003 and as of December 31, 2003, we were debt-free with a surplus cash of HK$29 million. As of December 31, 2006 we had net cash of HK$586.2 million. As of December 31, 2006, we had current assets of HK$793.7 million and current liabilities of HK$591.4 million. Our current ratio was 1.34.

As of December 31, 2006 the surplus cash of HK$586.2 million, together with expected cash flow from operations are expected to be sufficient to fund our current operational and capital expenditure plans.

During 2006, net cash generated from operating activities amounted to HK$789.1 million, an increase of HK$5.2 million or 0.7% from HK$783.9 million in 2005. Cash used in investing activities in 2006 totaled HK$382.7 million, compared to cash used in investing activities of HK$385.3 million in 2005. We believe that cash generated from our operations and funds available from external sources will be sufficient to cover our operating and capital expenditures for the next 12 months.

The following table sets forth a summary of our statements of cash flows under Hong Kong GAAP for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	(HK$ in millions)
Net cash inflow from operating activities	777	784	789
Net cash outflow from investing activities	(549)	(385)	(383)
Net cash outflow from financing activities	(141)	(162)	(172)

Net increase in cash and cash equivalents	86	237	234

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

Capital Resources

Our cash outflow for capital expenditures decreased by HK$47.6 million or 16.6% to HK$238.4 million in 2006 from HK$286.0 million in 2005. The capital expenditures consisted primarily of investments in network upgrade, computer systems and network equipment, as well as in television production facilities. These items are expected to be the major areas of our capital expenditures in 2007.

Our cash outflow for the purchase of our programming library for the year ended December 31, 2006 increased by HK$35.2 million or 33.5% to HK$140.2 million from HK$104.9 million in 2005.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments at December 31, 2006:

	2007	2008-2010	2011 and thereafter	Total
	(HK$ in millions)
Operating leases	39.4	35.2	56.0	130.6

Capital commitments
Authorized and contracted for	15.2	—	—	15.2

Programming and other commitments
Authorized and contracted for	67.0	146.6	8.3	421.9

	321.6	181.8	64.3	567.7

We have operating leases for our premises and certain office equipment, some of which have future minimum non-cancelable lease payments and do not allow for early termination by us without cause. As of December 31, 2006, our minimum lease payment commitments under such operating leases totaled HK$130.6 million.

As of December 31, 2006, our contracted commitments in respect of plant, equipment, investment in prospective subsidiary and associate, leasehold improvements and programming rights and services amounted to HK$437.1 million. We expect to meet these commitments from our current cash on hand and additional cash to be generated from future operations.

C. Research and Development, Patents and Licenses, etc.

We did not engage in research and development activities during each of the years ended December 31, 2004, 2005 and 2006.

D. Trend Information

Prospects

We plan to increase our pay-TV subscriber base by marketing through direct sales, promotions, and advertising. In addition, we intend to continue to explore the opportunities for launching new services made possible by the expanded effective network capacity following digitization. The market for pay-TV in Hong Kong is increasingly competitive. This high level of competition may reduce our pay-TV revenue, resulting in a decrease in our cash flow and operating margin.

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

The market for Internet access and related services in Hong Kong is highly competitive and has almost saturated. This high level of competition may reduce our market share, ARPU and broadband revenue, resulting in a decrease in our cash flow and operating margin. From 2005, the offer of bundled services, i.e., voice, data and pay-TV services had enabled us to entice new customers. As a result, an operating profit of HK$77.7 million and HK$129 million was achieved for 2005 and 2006, respectively, reversing operating loss in previous years. However, we believe broadband services have become a commodity product that is highly sensitive to price. Competition in the segment, especially competitors’ high bandwidth services, will continue to exert pressure on our income and market share. We will continue to enhance our service quality and introduce more value-added services to expand our market share in the broadband segment. See “Item 3—Key Information—Risks Factors—The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.”

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

We currently provide IP Point service to Wharf T&T, charging a service fee that is determined based on the number of IP Points provided. See “Item 7—Major Shareholders and transactions—Related Party Transactions.” With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2006, we provided approximately 168,000 IP Points to Wharf T&T.

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

New Services

We continue to look for ways to offer new services by leveraging our HFC cable network, local content production expertise, as well as our brand name, marketing and customer service infrastructure to launch new and enhanced Internet and telecommunications services. With our capacity to offer live digital content as well as the abundance of digital content in our library, we are offering content to other service operators, such as 3G mobile service operators. We have launched a new multiplayer online game in the first half of 2006. During 2006, we secured Internet transmission rights for important sports events such as the U.S. PGA Golf Tour, the U.S. Tennis Open and the Rugby World Cup 2006.

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

Film Production

Sundream Motion Pictures, a wholly-owned subsidiary, to engage in film production. Sundream released its first movie in February 2006 and released a second movie in November 2006. In addition to the two movies already released, Sundream has completed three other movies during the year 2006. However, this subsidiary may cause volatility in our earnings and may not be profitable. See “Item 3—Key Information—Risk Factors—We established a wholly-owned subsidiary to embark on film production. This new subsidiary may cause volatility in our consolidated earnings and it may not become profitable.”

Publishing

In 2006, we acquired a 70% stake in Teamwork Zhuoran Advertising Limited, a PRC company now renamed Ad On Media Limited (“AOM”), to engage in advertising businesses on behalf of a PRC magazine called Sanlian Life Weekly. We are in the process of launching several publications in the PRC as part of our cross-media strategies. These new businesses may cause volatility in our earnings and may not be profitable. See “Item 3—Key Information—Risk Factors—We established a wholly-owned subsidiary to embark on film production. This new subsidiary may cause volatility in our consolidated earnings and it may not become profitable. See Item 3—Key Information—Risk Factors—We are diversifying our business into cross media ventures in Mainland China. These new ventures may cause volatility in our consolidated earnings and may not become profitable.”

Significant Trends

The significant trends that are expected to have a material effect on our financial performance and operating results for the current year are set out below:

Since the launch of our pay-TV service in October 1993, our total pay-TV subscribers have increased annually. During 2006, our total pay-TV subscribers have increased by approximately 7% to approximately 786,000.

Although our pay-TV and broadband subscribers have continued to grow, both the pay-TV and broadband services markets are highly competitive. The growth in our pay-TV or broadband subscribers may slow in 2007 with intensifying competition. See “Item 3—Key Information—Risk Factors—The competition we face from other television broadcasters and Internet service providers may cause us to lose market share.”

Our programming costs increased by 16% to HK$1,005 million in 2006 from HK$864 million in 2005, primarily due to increased costs for sports events broadcasting rights and other program enhancements. Our exclusive right to broadcast the English Premier League, which has been the most popular soccer event on our platform, expired in May 2007. Due to the high costs of the telecasting rights for the next three seasons spanning from August 2007 through May 2010, we were not able to renew the contract for the English Premier League. For the next three seasons beginning in August 2007, we will no longer have the right to broadcast the English Premier League and our pay-TV revenue may be significantly and adversely affected as a result.

E. Off-balance Sheet Arrangements

There are certain operating lease commitments, see Note 32 for further details.

F. Tabular Disclosure of Contractual Obligations

See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources—Contractual Obligations and Commitments.”

G. Recent Hong Kong GAAP and U.S. GAAP Pronouncements

Please see Note 36 and Note 39(i) to our consolidated financial statements for the year ended December 31, 2006 for a discussion of the impact of recent Hong Kong and U.S. GAAP accounting pronouncements respectively, on our results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and senior management are as follows:

Name	Age as of December 31, 2006	Positions
Mr. Stephen T. H. Ng	54	Chairman and Chief Executive Officer
Mr. Fa-Kuang Hu, GBS, CBE, JP (retired on May 17, 2007 and replaced by Mr. Patrick Y.W. Wu)	82	Independent Non-executive Director
Hon. Victor C. W. Lo, GBS, JP (resigned on August 1, 2006)	56	Independent Non-executive Director
Dr. Dennis T. L. Sun, BBS, JP	56	Independent Non-executive Director
Sir Gordon Y. S. Wu, GBS, KCMG, FICE	71	Independent Non-executive Director
Mr. Anthony K. K. Yeung, JP	61	Independent Non-executive Director
Mr. Peter S. O. Mak (appointed on August 1, 2006)	58	Non-executive Director
Mr. William J. H. Kwan (appointed on February 1, 2007)	42	Executive Director and Chief Financial Officer
Mr. Patrick Y. W. Wu (appointed on May 17, 2007)	54	Independent Non-executive Director
Mr. Eric Lo (resigned on April 1, 2006)	56	Executive Director, Cable Subscription Services, Hong Kong Cable Television Limited
Mr. Vincent T. Y. Lam	56	Executive Director, i-CABLE Network Limited
Mr. Benjamin W. S. Tong	57	Executive Director, Hong Kong Cable Television Limited
Mr. Siuming Y. M. Tsui	53	Executive Director, i-CABLE Entertainment Limited; Chief Operating Officer, i-CABLE Satellite Television Limited; President, Sundream Motion Pictures Limited
Mr. Ronald Y. C. Chiu	54	Executive Director, i-CABLE News Limited and i-CABLE Sports Limited
Mr. Garmen K. Y. Chan	52	Vice President, External Affairs
Mr. Felix W. K. Yip	48	Vice President, Human Resources & Administration
Mr. Simon K. K. Yu	52	Vice President, i-CABLE Network Operations Limited
Mr. Samuel C. C. Tsang	50	General Manager, Hong Kong Cable Enterprises Limited
Mr. David C. T. Wong	52	Vice President, i-CABLE Enterprises Limited

Directors

Stephen T. H. Ng. Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of the Company’s holding company, namely, The Wharf (Holdings) Limited, the deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of Joyce Boutique Holdings Limited, the chairman of Modern Terminals Limited, and the chairman and chief executive officer of Wharf T&T Limited. He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

William J. H. Kwan. Mr. Kwan was appointed as a Director of the Company in February 2007. Mr. Kwan joined HKC in January 1994 and has been Director - Corporate Development since 2002. He was appointed Chief Financial Officer effective from January 1, 2006.

Fa-Kuang Hu, GBS, CBE, JP. Mr. Hu had been an independent Non-executive Director of the Company since 1999. He also served as a member and chairman of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also Honorary Chairman of Ryoden Development Limited and is a director of Hysan Development Company Limited. He holds a Bachelor of Science degree from Shanghai Jiao Tong University. Mr. Hu has decided to retire from the Board with effect from May 17, 2007 due to age reasons.

Peter S. O. Mak. Mr. Mak has been a Director of the Company since August 2006. He is the chief financial officer of Wharf, responsible for overseeing the corporate management functions including corporate planning, banking and external relations, company secretarial, group accounts, audit and insurance of the Wharf group. He is also a director of Modern Terminals Limited, which is a major subsidiary of Wharf, and certain other subsidiaries of Wharf. Prior to joining Wharf, Mr. Mak held directorship in CITIC Pacific Limited, a Hang Seng Index constituent company. His experience includes managing large-scale capital and infrastructure portfolios, real estate investments, shipping and leasing. Mr. Mak holds a Bachelor of Arts degree from The University of Hong Kong.

Dennis T. L. Sun, BBS, JP. Dr. Sun has been an independent Non-executive Director of the Company since 2001. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He is also the vice patron of the Community Chest of Hong Kong from 1999 to 2007. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the founding member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

Dr. Sun holds a Bachelor’s degree in Pharmacy from University of Oklahoma, USA and a degree of Doctor of Philosophy in Business Administration from Southern California University for Professional Studies.

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

Patrick Y. W. Wu, Mr. Wu was appointed as a Director on May 17, 2007. He is a vice president of American Appraisal Associates, Inc. (“AAA”) and the president and managing director of American Appraisal China Limited. He was previously a partner of an international law firm with responsibility for China trade advice. Mr. Wu was educated in Hong Kong and United Kingdom. He graduated from the University of London in 1974 with a Bachelor’s Degree in Science, and obtained his Master of Business Administration Degree from the Cass Business School, City University in London in 1976. Mr. Wu is also an active member of various professional organizations, chambers of commerce and the business community in Hong Kong.

Anthony K. K. Yeung, JP. Mr. Yeung has been an independent Non-executive Director of the Company since 2004. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee. He is the chairman of K. K. Yeung Management Consultants Ltd. and Wall Street Resources Ltd. Furthermore, he is a managing partner of K. K. Yeung Partnership, Certified Public Accountants (Practising). Mr. Yeung is also appointed as Executive Committee member of CityU Professional Services Limited.

Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong.

Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce and the chairman of the Management Consultancies Association of Hong Kong.

Furthermore, Mr. Yeung is a member of the Rehabilitation Advisory Committee, the Professional Services Development Assistance Scheme Vetting Committee and the Manpower Development Committee appointed by the Chief Executive of the Government of the HKSAR. Mr. Yeung is also a member of the Trade and Industry Advisory Board appointed by the Secretary for Commerce, Industry and Technology and a member of the Innovation and Technology Fund General Support Programme Vetting Committee appointed by the Secretary for Commerce, Industry and Technology.

Mr. Yeung is the chairman of the Trade and Industry Department Customer Liaison Group for Small and Medium Enterprises appointed by the Director-General of Trade and Industry.

Mr. Yeung is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgians.

Senior Management

Stephen T. H. Ng. See “Directors” above.

William J. H. Kwan. See “Directors” above.

Ronald Y. C. Chiu. Mr. Chiu joined Wharf Communications in 1991 as a member of the pre-license consultant team. When HKC was awarded the license in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002. He became an executive director of i-CABLE News Limited and i-CABLE Sports Limited in September 2005. Mr. Chiu is responsible for operating channels of the Sports and News platform. Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Vincent T. Y. Lam. Mr. Lam joined Wharf Communications in 1992 as Vice President—Planning. In 1995, Mr. Lam was appointed chief operating officer of iNL responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 2006, Mr. Lam became an executive director of i-CABLE Network Limited (“iNL”) and HKC, responsible for strategic development and engineering, including technologies, services and regulatory development. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Benjamin W. S. Tong. Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group’s high-speed Internet access service. He became an executive director of HKC and i-CABLE Network Operations Limited in 2006 to take overall charge of the company’s pay-TV and broadband subscription services. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui. Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of our subsidiary, i-CABLE Satellite Television Limited, to develop satellite television business and program production in Mainland China. Mr. Tsui was an executive director, Programming Services of HKC from 2002 to 2005. He became an executive director of i-CABLE Entertainment Limited in September 2005. Mr. Tsui is principally responsible for program development, production, distribution and transmission of channels of our entertainment platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president for Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Samuel C. C. Tsang. Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable television license in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international program licensing and advertising sales. He became chief operating officer of Hong Kong Cable Enterprises Limited (“HKCE”) when it was set up in 2000 to take over advertising sales of HKC. He became General Manager of both HKCE and Hong Kong Cable News Express Limited on March 1, 2005. Mr. Tsang has extensive experience in media and marketing, specializing in new business establishment in Mainland China and Hong Kong.

Simon K. K. Yu. Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller - operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC. He became Vice President - i-CABLE Network Operations Limited (formerly known as i-CABLE WebServe Limited) in 2006 to take charge of operations of the company’s HFC & MMDS networks.

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

Felix W. K. Yip. Mr. Yip joined the Group in February 2005 as Vice President - Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager - Human Resources & Administration, China Business Operations.

B. Compensation

During 2006, an aggregate amount of HK$32.0 million in compensation was paid to our directors and officers as a group by us and by the Wharf Group on our behalf. We also provide fringe benefits and other compensation arrangements to a number of our directors and officers.

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

Our retirement scheme costs before capitalization and charged to the statement of operations during the year ended December 31, 2006 amounted to HK$19,025,015 (HK$18,755,121 in 2005) which were incurred after utilization of forfeitures to reduce our contributions of HK$2,022,123 (HK$2,292,243 in 2005).

The total employers’ cost in respect of our retirement scheme, including the cost related to the MPF which is not operated by us, charged to statement of operations during the year ended December 31, 2006 amounted to HK$33,436,633 (HK$31,870,567 in 2005).

C. Board Practices

Our directors during the financial year were Mr. Stephen T. H. Ng, Mr. F. K. Hu (retired on May 17, 2007), Hon. Victor C. W. Lo (resigned on August 1, 2006), Mr. Peter S. O. Mak (appointed on August 1, 2006), Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

Subsequent to the financial year end, Mr. William J. H. Kwan, the Chief Financial Officer of the Company, was appointed a Director of the Company with effect from February 1, 2007.

Mr. William J. H. Kwan, Mr. Fa Kuang Hu, Mr. Peter S. O. Mak and Dr. Dennis T. L. Sun retired from the Board at the Annual General Meeting held on May 17, 2007. Mr. Fa Kuang Hu had decided not to stand for re-election. The other Directors, being eligible, offered themselves for re-election.

Mr. Kwan, as Chief Financial Officer of the Company, receives from the Company a Director’s fee at such rate as from time to time approved by the Company’s shareholders, currently being HK$50,000 per annum. Furthermore, he also receives from the Group an emolument, inclusive of basic salary, various allowances, etc., of approximately HK$ 1.44million per annum. In addition, a discretionary bonus is normally payable to Mr. Kwan with the amount of such bonus to be fixed unilaterally by the Company in each year.

Upon Mr. F. K. Hu’s retirement on May 17, 2007, the Board has approved the appointment of Mr. Patrick Y.W. Wu as a Director on May 17, 2007. He is now an Independent Non-executive Director of the Company. Mr. Wu shall receive from the Company a Director’s fee at the rate of HK$50,000 per annum.

Mr. Mak receives from the Company a Director’s fee at such rate as from time to time approved by the Company’s shareholders, currently being HK$50,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the abovementioned Director’s fee.

Dr. Sun receives from the Company a Director’s fee and an Audit Committee Member’s fee at such rate as from time to time approved by the Company’s shareholders, currently being HK$50,000 and HK$15,000 per annum respectively. He has no service contract with the Group and therefore he receives no emolument from the Group other than the abovementioned Director’s fee and Audit Committee Member’s fee.

Audit Committee

As of December 31, 2006, our audit committee was composed of three independent non-executive directors: Mr. Fa-Kuang Hu (Chairman), Dr. Dennis T. L. Sun (Deputy Chairman), and Mr. Anthony K. K. Yeung. Mr. Yeung is a “financial expert” within the meaning of the Sarbanes-Oxley Act of 2002. Under our audit committee charter, members of our audit committee must be independent, the audit committee must meet at least twice a year and must have at least three members. The audit committee’s responsibilities include the appointment of our external auditors and a review of our accounting policies and practices. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor.

Compensation Committee

As of December 31, 2006, our compensation committee was composed of Mr. Fa-Kuang Hu (Chairman) and Dr. Dennis Sun (Deputy Chairman). Our compensation committee must have at least two members, who are appointed by our board of directors among our non-executive directors. The chairman and a majority of the members of the committee must be independent from us. The quorum for a compensation committee meeting is two members. Decisions are made by a majority of votes of the members present, and in the case of an equality of votes, the chairman of the committee shall have a second or casting vote. A resolution in writing signed by all of the committee members is treated as if it had been passed at a meeting of the committee. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor. The compensation committee’s responsibilities include the following:

•	approve compensation and benefits for directors and senior executives;

•	decide the terms of the Employee Share Option Scheme; and

•	review compensation-related or other issues as requested by our board of directors.

D. Employees

As of December 31, 2006 we had 3,016 full-time employees, classified by function as follows:

Television operations	772
Network and technical operations	777
Sales and marketing	642
Customer service and support operations	513
Internet access and content operations	48
Administration, finance and others	264

Total	3,016

We believe our relations with our employees are good.

E. Share ownership

At December 31, 2006, Mr. Stephen T. H. Ng owned 1,065,005 of our ordinary shares. Except as disclosed in the previous sentence, none of our directors serving as of December 31, 2006 owned any of our ordinary shares at December 31, 2006.

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

The above-mentioned options include the options granted to Mr. Stephen T. H. Ng and Mr. William J. H. Kwan to subscribe for 1,500,000 and 260,000 ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights are exercisable during the period from April 1, 2001 to December 31, 2009 at a subscription price of HK$10.49 per share.

The total number of employee share options which were granted, exercised and lapsed during the year ended December 31, 2006 is set out in Note 26 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table contains information with respect to the ownership of our ordinary shares, as of December 31, 2006, by each person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company. There are no differences in the voting rights among any of the major shareholders.

		Ordinary shares owned (2)
Name (1)		Number	Percent
(i)	Wharf Communications Limited	1,480,505,171	73.32%
(ii)	The Wharf (Holdings) Limited	1,480,505,171	73.32%
(iii)	WF Investment Partners Limited	1,480,505,171	73.32%
(iv)	Wheelock and Company Limited	1,481,442,626	73.37%
(v)	HSBC Trustee (Guernsey) Limited	1,481,442,626	73.37%
(vi)	Marathon Asset Management Limited	121,332,000	6.01%
(vii)	Matthews International Capital Management, LLC	121,179,000	6.00%

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

(2)	All the interests stated above represented long positions and as at December 31, 2006, there were no short position interests recorded in the Register.

B. Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us. A significant part of these transactions are transactions with Wharf and its subsidiaries (together, the “Wharf Group”). We are a 73.32%-owned subsidiary of Wharf. Our transactions with the Wharf Group are as follows:

•

We lease various properties from the Wharf Group and paid rentals and related management fees in the amount of HK$35.4 million, HK$36.1 million and HK$40.1 million for the years 2004, 2005 and 2006, respectively.

•	We lease various properties to the Wharf Group and received rentals in the amount of HK$4.5 million, HK$4.5 million and HK$5.1 million for the years 2004, 2005 and 2006, respectively.

•

We offer the Wharf Group operation and maintenance services in relation to ducts, cables and ancillary equipment, generating income of HK$21.2 million, HK$21.8 million and HK$22.5 million in 2004, 2005 and 2006, respectively.

•

Certain costs for management services incurred by the Wharf Group on our behalf are recharged to us. Fees recharged for this purpose in 2004, 2005 and 2006 were HK$11.6 million, HK$12.6 million and HK$12.4 million, respectively.

•

The Wharf Group provides telecommunication services to us relating to dataline leasing, public non-exclusive telecommunication services and international bandwidth access. Expenses for such telecommunication services amounted to HK$24.8 million, HK$21.8 million and HK$21.7 million in 2004, 2005 and 2006, respectively.

•

The Wharf Group offers computer maintenance and consulting services to us. Such computer services fees amounted to HK$14.0 million, HK$17.8 million and HK$16.6 million in 2004, 2005 and 2006, respectively.

•	We provide project management services to the Wharf Group, generating income of HK$6.5 million, HK$6.1 million and HK$3.4 million in 2004, 2005 and 2006, respectively.

•	We provide Internet Protocol Point wholesale services to the Wharf Group, generating income of HK$1.4 million, HK$21.3 million and HK$39.5 million in 2004, 2005 and 2006, respectively.

•	We provide agency services to the Wharf Group and charge an agency fee of HK$1.1 million, HK$14.2 million and HK$24.7 million in 2004, 2005 and 2006, respectively.

The following table sets forth information relating to certain connected transactions (the “Connected Transactions”) between the Company and the Wharf Group for the years ended December 31, 2004, 2005 and 2006:

		Amount paid (received) For the year ended December 31,
Description of the Connected Transaction		2004	2005	2006
		(HK$ in millions)
I.	Property
1.	Headquarters leased from the Wharf Group Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, units 1, 2 and 4 on G/F, storeroom 3 on the roof top, and various car-parking and lorry-parking spaces of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories (“Cable TV Tower”)	25.4	27.0	30.3
2.	Licenses granted to the Wharf Group to occupy premises
	(a) Northern portion of 12/F of Cable TV Tower	1.2	1.2	1.4
	(b) Parts of 9/F and of 12/F of Cable TV Tower	2.5	2.5	2.9
3.	Licenses granted by the Wharf Group to occupy premises
	(a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories	0.1	0.1	0.2
	(b) Unit D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon	1.0	1.0	1.0
4.	Car-parking spaces rented from the Wharf Group
	Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories	2.4	1.4	2.1

II.	Computer services
1.	Information technology services provided by the Wharf Group	11.0	18.9	18.0
2.	Billing services provided by the Wharf Group	6.9	6.8	6.7

III.	Network
1.	Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group	21.0	21.6	22.5
2.	Telecommunications services provided by the Wharf Group	24.8	21.8	22.3
3.	Project management services provided to the Wharf Group	6.5	6.1	3.4
4.	Multi-party arrangements for the construction, sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:
	(a) Amount paid by the Group	1.1	1.0	0.4
	(b) Amount received by the Group	2.4	4.0	1.4

IV.	Advertising services
1.	Advertising services provided by the Wharf Group	1.2	—	—
2.	Advertising services provided to the Wharf Group	—	0.1	—

V.	Management services provided by the Wharf Group	11.6	12.6	12.4

VI.	Video link service provided by the Wharf Group	2.2	2.4	2.9

VII.	Internet Protocol Network point-of-presence service provided to the Wharf Group	—	20.8	39.5

VIII.	Sales and servicing agency in respect of Pay TV, Broadband Internet and telephony services provided between the Wharf Group and i-CABLE Group:
	a. Amount paid by the Group	—	2.7	4.7
	b. Amount received by the Group	—	11.8	24.7

As all of the Connected Transactions described above are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the “Requirements”) relating to the Connected Transactions under the Rules governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) would be impractical. On our application, the Hong Kong Stock Exchange granted us conditional waivers from strict compliance with the Requirements in respect of some of the Connected Transactions, namely, (I) to (VI) above.

Our directors, including our independent non-executive directors, have reviewed the Connected Transactions and confirmed that:

1. the Connected Transactions were entered into:

(a) by us in the ordinary and usual course of business;

(b) either on normal commercial terms or if there are not sufficient comparable transactions, on terms that are no less favorable than those available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreements governing such Connected Transactions on terms that are fair and reasonable and in the interests of our shareholders as a whole.

2. in respect of each of the Connected Transactions mentioned above in paragraphs numbered I.1, I.2(a), I.3(a), I.4, II.1, II.2, III.1, III.2, III.3, III.4(a), III.4(b), IV.2 and V, the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2006 of the Company was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount previously prescribed by the Hong Kong Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e., 3% of our consolidated net tangible assets as disclosed in our audited consolidated financial statements for the year ended December 31, 2005;

3. in respect of each of the Connected Transactions mentioned above in paragraphs numbered I.2(b), I.3(b) and IV.1, the aggregate amount of fees paid for the financial year ended December 31, 2006 in respect of each of such category was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount of HK$10 million previously prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001; and

4. in respect of the Connected Transaction mentioned above in paragraph numbered VI, the amount paid for the financial year ended December 31, 2006 was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount (as previously prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of our turnover for the immediately preceding year.

On October 18, 2004, an agreement (the “Agreement”) was entered into by iNL, a wholly-owned subsidiary of the Company, with Wharf T&T in respect of the provision of IP Point service to Wharf T&T for three years commencing from October 18, 2004. There is a right for either party to terminate the Agreement at the first or second anniversary by giving 3 months prior notice.

The service fee per month per IP Point is HK$25 net of discounts (if applicable), payable in cash and on monthly basis. The minimum purchase is 25,000 IP Points, applicable from May 18, 2005 onwards. The parties have agreed to adopt an annual cap amount for the service fees for each of the three financial years of the Company ending December 31, 2005, 2006 and 2007. Such annual cap amounts for those three financial years are HK$25 million, HK$40 million and HK$50 million respectively, which are in line with iNL’s internal forecasts based on an upside scenario. No cap amount was adopted. As the service fee payable for the period from commencement of the Agreement to December 31, 2004 was below the de minimis level under the Listing Rules, no cap amount was adopted for such period.

In April 2005, HKC and i-CABLE Network Operations Limited (Formerly i-CABLE WebServe Limited) (“iNOL”), both wholly-owned subsidiaries of i-CABLE; and Wharf T&T entered into an agreement whereby the parties agreed to mutually appoint each other as their non-exclusive sales and servicing agent for one or more service plans (“Service Plans”) as the parties may from time to time decide to offer. Such Service Plans may comprise one or more of pay-TV, broadband and telephony services.

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

The parties have also agreed that the aggregate annual service fees payable or receivable, whichever is higher, by Wharf T&T to or from (as the case may be) HKC and iNOL under the agreement for each of the years ending December 31, 2005, December 31, 2006 and December 31, 2007 must not exceed HK$33.1 million, HK$47.0 million and HK$50.0 million respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 19(a) for a list of financial statements filed under Item 18.

Legal Proceedings

Not applicable.

A litigation was lodged by the Secretary of Justice on behalf of the Hong Kong Government against HKC for the settlement of subscription royalty of HK$1,237,190 which remained outstanding, and interest accrued on the said outstanding amount. The outstanding subscription royalty of HK$1,237,190 arose from a dispute between the Government and HKC over the interpretation of the calculation basis of HKC’s subscription royalty payable for year 2000. If HKC is found to be liable, HKC’s liability for the amount claimed plus interest accrued up to December 31, 2006 may amount up to HK$1,489,804.

By a judgment dated February 6, 2007, the claim was dismissed and HKC was awarded costs of the case.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The principal trading market for our ordinary shares is the Stock Exchange of Hong Kong Limited, or the HKSE. Our ADSs have been quoted on The Nasdaq Global Market under the symbol “ICAB” from November 24, 1999 to June 7, 2007. From June 8, 2007 onwards, our ADSs are traded in the over-the-counter markets. Each ADS represents 20 ordinary shares.

On May 15, 2007, we announced that our board of directors has approved the delisting of our ADSs from Nasdaq. We plan to maintain our ADR program in the United States but, where circumstances permit, may terminate the registration of our securities.

On May 29, 2007, we filed a Form 25 with the SEC to effect the delisting as from June 8, 2007. Following the delisting, the ADRs will continue to be traded in the over-the-counter markets, and the Bank of New York will continue to act as our ADR depositary pursuant to the existing Deposit Agreement. We have not arranged for the listing of our ADSs or ordinary shares on another national securities exchange in the United States.

On June 7, 2007, the last reported sale price of our ADSs on the Nasdaq Global Market was US$4.43. The table below sets forth, for the periods indicated, the highest and lowest closing price for our ordinary shares on the HKSE and our ADSs on the Nasdaq Global Market. The closing price for the ordinary shares on the HKSE and the ADSs on The Nasdaq Global Market on December 29, 2006 was HK$1.900 per ordinary share and US$4.60 per ADS, respectively. The table is based on information made available by commercial financial information services and is believed to be reliable.

	Ordinary Shares		ADSs
	High	Low	High	Low
	(HK$)		(US$)
Fiscal Year:
2001	5.100	3.150	13.40	7.80
2002	6.200	2.575	15.50	6.52
2003	2.875	1.660	7.25	4.20
2004	3.175	2.450	8.00	4.80
2005	3.025	1.830	7.68	4.57
2006	2.050	1.450	5.57	3.52
Fiscal 2004:
First Quarter	3.175	1.970	7.92	4.80
Second Quarter	3.100	3.050	7.90	6.39
Third Quarter	2.675	2.400	7.57	6.16
Fourth Quarter	2.900	2.725	8.00	6.85
Fiscal 2005:
First Quarter	2.900	2.775	7.25	6.60
Second Quarter	3.025	2.575	7.68	6.37
Third Quarter	2.575	2.125	7.08	5.48
Fourth Quarter	2.300	1.830	5.99	4.57
Fiscal 2006:
First Quarter	2.050	1.740	5.57	4.50
Second Quarter	1.850	1.580	4.95	4.00
Third Quarter	1.760	1.450	5.33	3.52
Fourth Quarter	1.830	1.450	5.15	3.52
Previous Six Months:
November 2006	1.730	1.450	4.70	3.70
December 2006	1.830	1.600	5.15	4.05
January 2007	1.820	1.680	5.50	4.15
February 2007	1.850	1.680	5.20	4.40
March 2007	1.810	1.580	4.95	3.89
April 2007	2.010	1.600	5.85	3.88
May 2007	1.940	1.730	5.35	4.45
June 2007 (through June 7, 2007)	1.860	1.770	5.50	4.42

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are traded in the over-the-counter markets under the symbol “ ICABY”, and our ordinary shares are listed on the HKSE under the stock code “1097”.

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

Estate Duty

In November 2005, the Revenue (Abolition of Estate Duty) Ordinance was enacted, to abolish estate duty. Under this law, estates of persons who pass away on or after 11 February 2006 will not be subject to estate duty.

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

Under current law, “qualified dividend income” received by an individual after December 31, 2002 and before January 1, 20011 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10- or 15- percent brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the ADSs and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.

Dividends received on shares or ADSs generally will be treated, for United States federal income tax purposes, as income from non-U.S. sources. Such non-U.S. source income generally will constitute “passive category income”, or in certain cases “general category income”, for taxable years beginning after December 31, 2006, which are treated separately from other types of income for purposes of computing the foreign tax credit. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for federal income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

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

During 2006, we entered into a forward foreign exchange contract to buy foreign currency with a notional principal amount of US$13 million to hedge our exposure to currency risks of approximately US$13 million relating to foreign currency denominated short-term liabilities due immediately after the balance sheet date.

Interest Rate Risk

As of December 31, 2006, we had cash and cash equivalents of HK$586.2 million. The interest income derived from these cash and cash equivalents is determined with reference to market interest rates.

Inflation

For the years 2005 and 2006, Hong Kong experienced an annual inflation rate of 1.1% and 2.0%, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is made known to them by others within i-CABLE and its subsidiaries and is recorded, processed, summarized and reported as and when required.

(b) Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act. Under the supervision and with the participation of our Company’s management, including our chief executive officer and our chief financial officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the evaluation described above, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

(c) This annual report does not include an attestation report of an Independent Registered Public Accounting Firm regarding internal control over financial reporting pursuant to a transition period for foreign private issuers who are accelerated filers established by rules of the SEC.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Anthony K. K. Yeung, JP, who was appointed as an Independent Non-executive Director as well as audit committee member of the Company in September 2004, qualifies as an audit committee financial expert as defined in Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

We adopted a Code of Ethics that applied to our Chief Executive Officer and senior financial officers in 2003. We amended the Code of Ethics to comply with the Sarbanes-Oxley Act of 2002 in 2005 and further amended the Code of Ethics in March 2007. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees to the Independent Auditor

The Board of Directors engaged KPMG (“KPMG”) to perform an annual audit of the Company’s financial statements. The following table presents fees for professional audit services rendered by KPMG for the audit of the Company’s annual consolidated financial statements for 2005 and 2006, and fees billed for other services rendered by KPMG in each of those years.

	2005	2006
	(HK$ in thousands)
Audit fees	2,742	3,137
Audit-related fees (1)	30	—
Tax fees (2)	748	—
All other fees (3)	900	—

Total fees	4,420	3,137

(1)	Audit related fees consist of fees for issuance of agreed upon procedures reports not required by statute or regulation.
(2)	Tax fees consist of fees for tax compliance services.
(3)	Fees for issuance of a report in connection with a special project during 2005.

Pre-Approval of Services Provided by KPMG

The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by KPMG after January 1, 2003. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by KPMG in 2006 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

PART II

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. EXHIBITS

(b)	List of Exhibits

See Item 19(a) and Exhibits, which are incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-11014) filed with the Commission on November 1, 1999, except for Exhibit 3.2—Articles of Association of i-CABLE. The Articles of Association of i-CABLE was amended on June 6, 2002, May 29, 2003 and April 16, 2004, respectively. A copy of the Articles of Association as amended on April 16, 2004 and as currently in effect was previously filed with the annual report on Form 20-F for the year ended December 31, 2003 as Exhibit 1.1 and is incorporated herein by reference.

Exhibit 8.1	List of Subsidiaries

Exhibit 11.1	Code of Ethics, as amended

Exhibit 12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification by the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C.ss.1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

i-CABLE Communications Limited

By:	/s/ William J. H. Kwan
Name:	William J. H. Kwan
Title:	Chief Financial Officer

Date: June 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

i-CABLE Communications Limited:

We have audited the accompanying consolidated balance sheets of i-CABLE Communications Limited and its subsidiaries (the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of i-CABLE Communications Limited and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 26, 2007

i-CABLE Communications Limited

Consolidated Statements of Operations

For the year ended December 31

	Note	2004		2005		2006
		HK$		HK$		HK$
		(in thousands, except for per share and per ADS data)
Service revenues	4,5		2,371,727		2,440,732		2,547,595

Programming costs			(790,575)		(863,714)		(1,005,273)
Network and other operating expenses			(380,584)		(397,550)		(450,889)
Selling, general and administrative expenses			(372,738)		(419,328)		(464,855)
Depreciation	6		(532,113)		(480,589)		(428,121)

Profit from operations	5		295,717		279,551		198,457

Interest income	6		24		3,335		11,640
Finance costs, net	6		(238)		(134)		(7)
Non-operating (expenses)/income	7		1,499		804		(322)
Impairment loss on investment	6		—		(1,500)		—

Profit before taxation	6		297,002		282,056		209,768

Provision for income tax	8(a)
- current income tax (expense)/credit			(17,665)		333		(297)
- deferred income tax (expense)/credit			60,322		244,743		(28,352)

			42,657		245,076		(28,649)

Net profit			339,659		527,132		181,119

Attributable to:
Equity shareholders of the Company			339,659		527,132		182,115
Minority interests			—		—		(996)

Net profit			339,659		527,132		181,119

Earnings per share	10
Basic		HK$	0.17	HK$	0.26	HK$	0.09

Diluted		HK$	0.17	HK$	0.26	HK$	0.09

Weighted-average shares outstanding for earnings per share (thousands)
Basic			2,019,234		2,019,234		2,019,234

Diluted			2,019,234		2,019,234		2,019,234

Earnings per ADS	10
Basic		HK$	3.36	HK$	5.22	HK$	1.79

Diluted		HK$	3.36	HK$	5.22	HK$	1.79

ADS outstanding for earnings per ADS (thousands)
Basic			100,962		100,962		100,962

Diluted			100,962		100,962		100,962

i-CABLE Communications Limited

Consolidated Statements of Operations

For the year ended December 31

	Note	2004	2005	2006
		HK$	HK$	HK$
		(in thousands, except for per share and per ADS data)
Dividends attributable to the year	9
Interim dividend declared during the year		60,577	70,673	70,673
Final dividend proposed after the balance sheet date		90,866	100,962	100,962

		151,443	171,635	171,635

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Balance Sheets

As of December 31

	Note	2005	2006
		HK$’000	HK$’000
ASSETS
Current assets
Inventories	11	9,794	1,111
Accounts receivable from trade debtors, net	12	84,150	85,585
Deposits, prepayments and other receivables	12	105,271	64,445
Amounts due from fellow subsidiaries	13	4,842	56,361
Cash and cash equivalents	14	351,892	586,197

Total current assets		555,949	793,699

Property, plant and equipment	15	1,838,336	1,591,353
Programming library	16	142,856	185,702
Other intangible assets	17	4,006	12,775
Deferred tax assets	24(b)	434,266	388,266
Other non-current assets	18	53,643	51,079

TOTAL ASSETS		3,029,056	3,022,874

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to trade creditors	19	70,466	42,675
Accrued expenses and other payables	19	392,951	395,698
Receipts in advance and customers’ deposits	19	70,075	107,527
Obligations under finance leases	22	—	705
Current taxation	24(a)	51	49
Amounts due to fellow subsidiaries	20	39,936	43,735
Amount due to immediate holding company	21	83	989

Total current liabilities		573,562	591,378
Deferred tax liabilities	24(b)	129,201	115,061
Obligations under finance leases	22	—	72
Other non-current liabilities	23	77,926	53,970

TOTAL LIABILITIES		780,689	760,481

Shareholders’ equity
Share capital	25	2,019,234	2,019,234
Reserves	25	229,133	239,719

Total equity attributable to equity shareholders of the Company		2,248,367	2,258,953
Minority interests		—	3,440

TOTAL SHAREHOLDERS’ EQUITY		2,248,367	2,262,393

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,029,056	3,022,874

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statements of Changes in Equity

		Attributable to equity shareholders of the Company
Group	Note	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2004*		2,019,234	4,838,365	—	—	(5,172,951)	(334,586)	1,684,648	—	1,684,648
Transfer from the statement of operations		—	—	—	—	339,659	339,659	339,659	—	339,659
Dividend approved in respect of the previous year	9(b)	—	—	—	—	(80,769)	(80,769)	(80,769)	—	(80,769)
Dividend declared in respect of the current year	9(a)	—	—	—	—	(60,577)	(60,577)	(60,577)	—	(60,577)
Transfer to special capital reserve	25 (b)(ii)	—	—	3,345	—	(3,345)	—	—	—	—

Balance at December 31, 2004*		2,019,234	4,838,365	3,345	—	(4,977,983)	(136,273)	1,882,961	—	1,882,961

i-CABLE Communications Limited

Consolidated Statements of Changes in Equity

		Attributable to equity shareholders of the Company
Group	Note	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2005*		2,019,234	4,838,365	3,345	—	(4,977,983)	(136,273)	1,882,961	—	1,882,961
Transfer from the statement of operations		—	—	—	—	527,132	527,132	527,132	—	527,132
Dividend approved in respect of the previous year	9(b)	—	—	—	—	(90,866)	(90,866)	(90,866)	—	(90,866)
Dividend declared in respect of the current year	9(a)	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements		—	—	—	(187)	—	(187)	(187)	—	(187)
Transfer to special capital reserve	25(b)(ii)	—	—	4,579	—	(4,579)	—	—	—	—

Balance at December 31, 2005*		2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367

i-CABLE Communications Limited

Consolidated Statements of Changes in Equity

		Attributable to equity shareholders of the Company
Group	Note	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2006*		2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367
Transfer from the statement of operations		—	—	—	—	182,115	182,115	182,115	(996)	181,119
Dividend approved in respect of the previous year	9(b)	—	—	—	—	(100,962)	(100,962)	(100,962)	—	(100,962)
Dividend declared in respect of the current year	9(a)	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements		—	—	—	106	—	106	106	51	157
Acquisition of subsidiary	31	—	—	—	—	—	—	—	4,385	4,385
Transfer to special capital reserve	25(b)(ii)	—	—	5,847	—	(5,847)	—	—	—	—

Balance at December 31, 2006*		2,019,234	4,838,365	13,771	(81)	(4,612,336)	239,719	2,258,953	3,440	2,262,393

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statements of Cash Flows

		Year ended December 31
		2004	2005	2006
	Note	HK$’000	HK$’000	HK$’000
Operating activities
Profit before taxation		297,002	282,056	209,768

Adjustments for:
Finance costs		238	134	7
Interest income		(24)	(3,335)	(11,640)
Dividend received from investment in equity securities		—	(3,833)	(1,872)
Depreciation		532,113	480,589	428,121
Amortization of programming library		92,860	79,624	101,117
Amortization of other intangible assets		—	—	2,923
Impairment loss on investment in equity securities		—	1,500	—
Impairment loss on property, plant and equipment		3,824	6,585	11,641
Net (gain)/loss on disposal of property, plant and equipment		(1,499)	(804)	322

Operating profit before changes in working capital		924,514	842,516	740,387

Decrease in inventories		9,135	10,383	9,399
(Increase)/decrease in accounts receivable from trade debtors		(16,000)	(35,105)	7,388
(Increase)/decrease in deposits, prepayments and other receivables		(29,967)	(33,001)	53,383
Decrease/(increase) in amounts due from fellow subsidiaries		2,037	(11,253)	(51,086)
Increase/(decrease) in amounts due to trade creditors		32,336	(15,995)	(19,697)
(Decrease)/increase in accrued expenses and other payables		(12,492)	29,623	29,764
(Decrease)/increase in receipts in advance and customers’ deposits		(11,372)	(3,371)	1,631
Increase in amounts due to fellow subsidiaries		10,966	8,364	5,850
Net change in amount due to immediate holding company		(620)	403	906

Cash generated from operations		908,537	792,564	777,925

Interest received		24	3,213	11,467
Interest paid		(238)	(134)	(1)
Hong Kong Profits Tax paid		(131,639)	(11,586)	(75)
Overseas tax paid		(59)	(126)	(225)

Net cash generated from operating activities		776,625	783,931	789,091

i-CABLE Communications Limited

Consolidated Statements of Cash Flows (continued)

		Year ended December 31
		2004	2005	2006
	Note	HK$’000	HK$’000	HK$’000
Investing activities
Purchase of property, plant and equipment		(459,036)	(286,002)	(238,449)
Additions to programming library		(95,357)	(104,976)	(140,225)
Acquisition of subsidiary	31	—	—	(7,477)
Dividend income received from investment in equity securities		—	3,833	1,872
Proceeds from sales of property, plant and equipment		5,161	1,889	1,543

Net cash used in investing activities		(549,232)	(385,256)	(382,736)

Financing activities
Capital element of finance lease rentals paid		—	—	(242)
Interest element of finance lease rentals paid		—	—	(36)
Dividends paid		(141,295)	(161,476)	(171,571)

Net cash used in financing activities		(141,295)	(161,476)	(171,849)

Net increase in cash and cash equivalents		86,098	237,199	234,506
Effect of foreign exchange rate changes		—	(320)	(201)
Cash and cash equivalents at January 1		28,915	115,013	351,892

Cash and cash equivalents at December 31	14	115,013	351,892	586,197

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements

For the year ended December 31, 2006

1.	Basis of presentation

The consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) (“HK GAAP”). Information relating to the nature and effect of significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set out in Note 39.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 3 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

2.	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with HK GAAP. A summary of the significant accounting policies adopted by the Group is set out below.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis.

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

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 35.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(c)	Basis of consolidation

The consolidated financial statements include the financial statements of i-CABLE Communications Limited (the “Company”) and all its subsidiaries (collectively, the “Group”) made up to December 31 each year.

(i)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of operations as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority interests exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority interests, are charged against the Group’s interest except to the extent that the minority interests has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority interest’s share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with the policy described in Notes 2(u) depending on the nature of the liability.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(c)	Basis of consolidation (continued)

(ii)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see Note 2(t)).

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

(d)	Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in statement of operations when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

(e)	Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 2(t)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 2(m)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the statement of operations on the date of retirement or disposal.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(e)	Property, plant and equipment and depreciation (continued)

Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from 5 to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is calculated on a straight-line basis to write off the costs, less the estimated residual value, if any, of other assets at rates determined by the estimated useful lives ranging from 2 to 40 years.

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

Under certain circumstances, the Group may have an obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history and lack of sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates has not been specified by others and information is not available to apply an expected present value technique, no reliable estimate can be reasonably made in respect of such potential obligation.

*	This represents units in industrial and commercial buildings which the Directors consider impracticable to split the cost into land and buildings.

(f)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(f)	Leased assets (continued)

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(e). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(t). Finance charges implicit in the lease payments are charged to the statement of operations over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the statement of operations in the accounting period in which they are incurred.

(iii)	Operating lease charges

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

(g)	Programming costs

(i)	Programming library

Programming library consists of presentation rights for commissioned programs and acquired programs for showing on the Group’s television channels, and commissioned programs and films for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is other than indefinite) and any impairment losses (see Note 2(t)). Amortization is charged to the statement of operations on an accelerated basis over the license period or over the estimated number of future showings. Subsequent expenditure on programs after initial acquisition is recognized as an expense when incurred.

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(g)	Programming costs (continued)

(iii)	In-house developed programs

In-house developed programs consist primarily of news, documentary and general entertainment programs with short lead-time from production to telecast. The costs of in-house developed programs are accordingly recognized as expenses in the period in which they are incurred.

(iv)	Film rights and perpetual film rights

Film rights generated by the Group or perpetual film rights acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is other than indefinite) and impairment losses (see Note 2(t)). Costs less provision for impairment losses represent the carrying value transferred from films in progress upon completion or the purchase price of the perpetual film rights, and are amortized at rates calculated to write off the costs in proportion to the expected revenues from exhibition, the reproduction and distribution of audio visual products, the licensing of video rights and other broadcast rights following their release. Such rates are subject to annual review by the directors.

(v)	Films in progress

Films in progress are stated at cost less any provision for impairment losses (see Note 2(t)). Costs include all direct costs associated with the production of films. Provisions are made for costs which are in excess of the expected future revenue generated by these films. The balance of film production costs payable at year-end is disclosed as commitments. Costs of films are transferred to film rights upon completion.

(h)	Other intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(i)	Club debentures

The Group’s club debentures are stated at cost less any impairment losses (see Note 2(t)), on an individual basis.

(ii)	Advertising rights

The Group’s advertising rights are stated at cost less any accumulated amortization and impairment losses (see Note 2(t)) and are amortized using the straight-line basis over the estimated useful life of 2.7 years.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(i)	Inventories

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

(j)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (See Note 2(t)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see Note 2(t)).

(k)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flow. None of the Group’s cash and cash equivalents are restricted as to withdrawal.

(l)	Revenue recognition

Revenue is recognized in the statement of operations provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably as follows:

(i)	Income from the provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognized at the time when the services are provided.

(ii)	Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs.

(iii)	Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in Notes 2(l)(i) and (ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

(iv)	Advertising income net of agency deductions is recognized on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognized evenly over the contract period.

(v)	Magazine advertising income is recognized upon the publication of the edition in which the advertisement is placed.

(vi)	Revenue from theatrical distribution are recognized when the films are exhibited.

(vii)	Program licensing income is recognized in full upon delivery of the programs concerned in accordance with the terms of the license contracts, and is stated net of withholding tax.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(l)	Revenue recognition (continued)

(viii)	Rental income receivable under operating leases is recognized in the statement of operations in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in the statement of operations as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(ix)	Dividend income from unlisted investments is recognized when the right to receive payment is established.

(x)	Interest income is recognized as it accrues using the effective interest method.

(m)	Borrowing costs

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

(n)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the statement of operations.

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(n)	Income tax (continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and taxable profit will be available against which the temporary difference can be utilized.

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	- the same taxable entity; or

-	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(o)	Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to HK$42,562,845, HK$42,236,230 and HK$61,774,415 for each of the years ended December 31, 2004, 2005 and 2006, respectively.

(p)	Foreign currency translation

The reporting currency of the Group’s operations is the Hong Kong dollar.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in the statement of operations.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(p)	Foreign currency translation (continued)

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

(q)	Retirement benefits

The principal retirement scheme operated by the Group is a defined contribution retirement scheme which has been closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits. Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. Assets of both schemes are maintained independently from those of the Group. Contributions to the retirement schemes are charged to the statement of operations as and when incurred. Retirement contributions incurred by the Group for the years ended December 31, 2004, 2005 and 2006 amounted to HK$29,997,877, HK$31,870,567 and HK$33,436,633 respectively.

(r)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if :

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(s)	Investments in equity securities

The Group’s policies for investments in equity securities are as follows:

Investments in equity securities that do not have quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see Note 2(t)).

Investments are recognized on the date the Group commits to purchase the investments. Investments are derecognized when:

(i)	the contractual rights to the cash flows from the investment securities expire; or

(ii)	the Group transfers the contractual rights to receive the cash flows of the investment securities.

(t)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as follows:

-	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

-	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of operations. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(t)	Impairment of assets (continued)

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, any impairment loss previously recognized no longer exists or may have decreased:

-	property, plant and equipment;

-	programming library; and

-	other intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

-	Calculation of recoverable amount

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

-	Recognition of impairment losses

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

-	Reversals of impairment losses

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(t)	Impairment of assets (continued)

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see Notes 2(t)(i) and (ii)).

Impairment losses recognized in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates.

(u)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(w)(i), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(v)	Segment reporting

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

Unallocated items mainly comprise film and program licensing business, financial and corporate assets, tax balances and corporate and financing expenses.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(w)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognized as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in the statement of operations on initial recognition of any deferred income.

The amount of the guarantee initially recognized as deferred income is amortized in the statement of operations over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 2(w)(iii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

(ii)	Contingent liabilities acquired in business combinations

Contingent liabilities acquired as part of a business combination are initially recognized at fair value, provided the fair value can be reliably measured. After their initial recognition at fair value, such contingent liabilities are recognized at the higher of the amount initially recognized, less accumulated amortization where appropriate, and the amount that would be determined in accordance with Note 2(w)(iii). Contingent liabilities acquired in a business combination that cannot be reliably fair valued are disclosed in accordance with Note 2(w)(iii).

(iii)	Other provisions and contingent liabilities

Provisions are recognized for other liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(x)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group, except to the extent that they are included in the cost of property, plant and equipment not yet recognized as an expense.

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

(y)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to the statement of operations, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 2(z)).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

(z)	Hedging

(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognized directly in equity. The ineffective portion of any gain or loss is recognized immediately in the statement of operations.

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

3.	Changes in accounting policies

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

Note 2 summarises the accounting policies of the Group after the adoption of these developments to the extent that they are relevant to the Group. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 36).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

3.	Changes in accounting policies (continued)

(a)	Financial guarantees issued (Amendments to HKAS 39, Financial instruments: Recognition and measurement: Financial guarantee contracts)

In prior years, any financial guarantees issued by the Group were disclosed as contingent liabilities in accordance with HKFRS 4, Insurance contracts and HKAS 37, Provisions, contingent liabilities and contingent assets. No provisions were made in respect of these guarantees unless it was more likely than not that the guarantee would be called upon.

With effect from January 1, 2006, in order to comply with the amendments to HKAS 39 in respect of financial guarantee contracts, the Group has changed its accounting policy for financial guarantees issued. Under the new policy, financial guarantees issued are accounted for as financial liabilities under HKAS 39 and measured initially at fair value, where the fair value can be reliably measured. Subsequently, they are measured at the higher of the amount initially recognized, less accumulated amortization, and the amount of the provision, if any, that should be recognized in accordance with HKAS 37. Further details of the new policy are set out in Note 2(w)(i).

This change in accounting policy has had no material impact on the results of the Group for the current and prior accounting periods.

4.	Service revenues

The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are set out in Note 27 to the consolidated financial statements.

The Group is an integrated multimedia communications services provider. It owns and operates broadband telecommunications networks in Hong Kong, over which it provides Pay TV and Broadband services and also to a lesser extent, produces video, film and multimedia content.

Service revenues comprise principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services and also include advertising income net of agency deductions, channel service and distribution fees, program licensing income, film exhibition and distribution income, network maintenance income, and other related income.

5.	Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, program licensing, network maintenance, and miscellaneous Pay television related businesses.

The Internet and multimedia segment includes operations related to Broadband and dial-up Internet access service, portal subscription, mobile content licensing, Voice Over Internet Protocol interconnection as well as other Internet access related businesses.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

5.	Segment information (continued)

The Group’s operating activities are primarily undertaken in one geographical area, Hong Kong.

The Company’s reportable segments are strategic business units. The Company evaluates segment performance based on a number of factors, of which the primary financial measures are business segment revenues and operating income/loss.

	Segment revenue			Segment result
	2004	2005	2006	2004	2005	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,888,448	1,884,379	1,895,221	468,868	336,797	248,224
Internet and multimedia	480,574	558,084	596,013	(44,227)	77,676	128,961
Unallocated	6,133	13,311	74,167	(128,924)	(134,922)	(178,437)
Inter-segment elimination	(3,428)	(15,042)	(17,806)	—	—	(291)

	2,371,727	2,440,732	2,547,595

Profit from operations				295,717	279,551	198,457
Interest income				24	3,335	11,640
Finance costs, net				(238)	(134)	(7)
Impairment loss on investment				—	(1,500)	—
Non-operating (expenses)/income				1,499	804	(322)
Income tax (expense)/benefit				42,657	245,076	(28,649)

Net Profit				339,659	527,132	181,119

		Segment assets			Segment liabilities
		2005	2006		2005	2006
		HK$’000	HK$’000		HK$’000	HK$’000
Pay television		1,508,250	1,242,902		477,618	383,812
Internet and multimedia		696,152	631,237		124,521	132,665

		2,204,402	1,874,139		602,139	516,477

Unallocated assets / liabilities		824,654	1,148,735		178,550	244,004

Consolidated total assets / liabilities		3,029,056	3,022,874		780,689	760,481

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

5.	Segment information (continued)

Other information on expenditure

	Additions to property, plant and equipment		Additions to programming library
	2005	2006	2005	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	174,033	129,343	67,484	108,719
Internet and multimedia	103,591	63,802	—	—
Unallocated	4,572	7,070	27,685	35,244

	282,196	200,215	95,169	143,963

	Depreciation			Amortization
	2004	2005	2006	2004	2005	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	279,263	259,977	235,516	84,822	73,549	84,394
Internet and multimedia	247,300	214,479	188,223	—	—	—

	526,563	474,456	423,739	84,822	73,549	84,394
Unallocated	5,550	6,133	4,382	8,038	6,075	19,646

	532,113	480,589	428,121	92,860	79,624	104,040

	Impairment loss on property, plant and equipment
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Pay television	1,372	4,353	6,617
Internet and multimedia	2,452	2,232	1,459
Unallocated	—	—	3,565

	3,824	6,585	11,641

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

6.	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Interest income

Interest income from deposits with banks and other financial institutions	(24)	(3,307)	(11,470)
Other interest income	—	(28)	(170)

	(24)	(3,335)	(11,640)

Finance costs, net

Finance charges on obligations under finance leases	—	—	36
Interest expenses on bank loans and overdrafts wholly repayable within five years	238	134	1
Fair value gain on forward foreign exchange contracts	—	—	(30)

	238	134	7

Other items

Depreciation
- assets held for use in operating leases	59,211	48,704	39,492
- other assets	472,902	431,885	388,629
Amortization of programming library*	92,860	79,624	101,117
Amortization of other intangible assets**	—	—	2,923
Cost of inventories used	21,866	18,499	12,999
Rentals payable under operating leases in respect of land and buildings	41,160	43,790	48,976
Contributions to defined contribution retirement plans, net of capitalized costs	26,700	28,423	30,541
Impairment losses
- trade and other receivables	10,607	14,889	14,401
- property, plant and equipment ***	3,824	6,585	11,641
- investment in equity securities	—	1,500	—
Dividend income from investment in equity securities	—	(3,833)	(1,872)
Net foreign exchange gain ****	(513)	(1,416)	(1,997)
Rentals receivable under operating leases in respect of
- subleased land and buildings	(4,725)	(4,822)	(5,633)
- owned plant and machinery	(93,733)	(99,498)	(95,339)

*	Amortization of programming library is included within programming costs in the consolidated results of the Group.
**	Amortization of intangible assets is included within network and other operating expenses in the consolidated results of the Group.
***	Impairment losses of property, plant and equipment were mainly related to certain of our property, plant and equipment becoming impaired due to technology and market changes.
****Net	foreign exchange gain of approximately HK$1,152,000 and HK$845,000 are included within programming costs and selling, general and administrative expenses in the consolidated results of the Group, respectively.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

6.	Profit before taxation (continued)

Operating expenses are analyzed by nature in compliance with HKAS 1, “Presentation of Financial Statements” as follows:

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Depreciation and amortization	624,973	560,213	532,161
Staff costs	669,959	716,751	769,770
Other operating expenses	781,078	884,217	1,047,207

Total operating costs	2,076,010	2,161,181	2,349,138

7.	Non-operating (expenses)/income

This comprises:

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Net (loss)/gain on disposal of property, plant and equipment	1,499	804	(322)

8.	Income tax in the consolidated statement of operations

(a)	Income tax in the consolidated statement of operations represents:

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Current tax – Provision for Hong Kong Profits Tax
Tax for the year	—	—	(75)
Under provision in respect of prior year	(589)	—	—

	(589)	—	(75)

Current tax – Overseas
Tax for the year	(76)	(153)	(222)
Under provision in respect of prior year	—	(2)	—

	(76)	(155)	(222)

(Provision)/ over provision for Hong Kong Profits Tax on leasing partnerships	(17,000)	488	—

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

8.	Income tax in the consolidated statement of operations (continued)

(a)	Taxation in the consolidated statement of operations represents (continued):

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Deferred tax – Hong Kong
Recognition of prior year’s tax losses	94,322	205,004	—
Utilization of prior year’s tax losses	—	—	(64,150)
Elimination of deferred tax assets	(34,000)	—	—
Reversal of temporary differences	—	39,739	35,798

	60,322	244,743	(28,352)

Income tax (expense)/credit	42,657	245,076	(28,649)

All but an insignificant portion of profit before taxation is from Hong Kong sources.

The provision for Hong Kong profits tax is calculated at 17.5% (2004 and 2005: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries.

In August, 2005, the Group reached a settlement agreement with the Inland Revenue Department on a tax dispute concerning a leveraged leasing arrangement which expired in September, 2003. Of the HK$17,000,000 provision made during 2004, HK$488,000 was reversed during 2005 to bring the net provision balance to HK$16,512,000, representing the Group’s share of the final settlement amount, net of the amount indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999. The balance was fully settled as at December 31, 2005.

The differences between the profits tax rate in Hong Kong and the Group’s effective tax rate were as follows for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
	%	%	%
Hong Kong Profits Tax rate	17.5	17.5	17.5
Tax effect of non-deductible expenses	0.2	0.2	0.5
Tax effect of non-taxable revenue	(0.3)	(0.8)	(1.1)
Under provision in prior year	0.2	—	—
Differential tax rate on subsidiaries’ income	—	—	(0.5)
Tax effect of unused tax losses not recognised	15.3	3.7	11.2
Utilization of unrecognized tax losses of previous years	(32.7)	(26.9)	(13.9)
Tax effect of profits tax provision on leasing partnerships	5.7	(0.1)	—
Tax effect of previously unrecognized tax losses now recognized	(31.7)	(80.5)	—
Tax effect of elimination of deferred tax assets	11.4	—	—

Average effective tax rate	(14.4)	(86.9)	13.7

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

9.	Dividends attributable to the year

(a)	Dividends payable attributable to the year

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Interim dividend declared and paid of 3.5 cents per share (2004: 3 cents per share; 2005: 3.5 cents per share)	60,577	70,673	70,673
Final dividend proposed after the balance sheet date of 5 cents per share (2004: 4.5 cents per share; 2005: 5 cents per share)	90,866	100,962	100,962

	151,443	171,635	171,635

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) Dividends payable attributable to the previous financial year, approved and paid during the year

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 5 cents per share (2004: 4 cents per share; 2005: 4.5 cents per share)	80,769	90,866	100,962

10.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$339,659,000, HK$527,132,000, and HK$182,115,000 and for each of the years ended December 31, 2004, 2005 and 2006 respectively and the weighted average of 2,019,234,400, 2,019,234,400 and 2,019,234,400 ordinary shares outstanding for each respective year.

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to equity shareholder of the Company of HK$339,659,000, HK$527,132,000 and HK$182,115,000 for each of the years ended December 31, 2004, 2005 and 2006 respectively and the weighted average of 2,019,234,400, 2,019,234,400 and 2,019,234,400 ordinary shares outstanding for each respective year after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2004, 2005 and 2006. Accordingly this has no dilutive effect on the calculation of diluted earnings per share in all periods presented.

Basic and diluted earnings per ADS is calculated on the same basis based on 20 ordinary shares per ADS.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

11.	Inventories

	2005	2006
	HK$’000	HK$’000
Spare parts and consumables	9,869	1,198
Less: Provision for obsolescence	(75)	(87)

	9,794	1,111

12.	Trade and other receivables

Trade and other receivables comprise:

	2005	2006
	HK$’000	HK$’000
Accounts receivable from trade debtors, net	84,150	85,585
Deposits, prepayments and other receivables	105,271	64,445

	189,421	150,030

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts of HK$17,434,000 and HK$21,558,000 at December 31, 2005 and 2006 respectively) is set out as follows:

	2005	2006
	HK$’000	HK$’000
0 to 30 days	24,019	24,819
31 to 60 days	24,153	24,428
61 to 90 days	15,681	16,869
Over 90 days	20,297	19,469

	84,150	85,585

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

12.	Trade and other receivables (continued)

Impairment losses for bad and doubtful accounts is analyzed as follows:

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Balance at beginning of year	12,831	19,534	17,434
Provision for the year	10,607	14,889	14,401
Written off	(3,904)	(16,989)	(10,465)
Bad debt recovered	—	—	188

Balance at end of year	19,534	17,434	21,558

The Group’s credit policy is set out in Note 28(a).

Included in trade and other receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2005		2006
	’000		’000
British Pound Sterling		—	GBP	2
Chinese Renminbi	RMB	1,629	RMB	758
United States Dollars	USD	140	USD	920

13.	Amounts due from fellow subsidiaries

The amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand, and are arisen in the ordinary course of business (See Note 33).

14.	Cash and cash equivalents

	2005	2006
	HK$’000	HK$’000
Deposits with banks and other financial institutions	320,610	560,165
Cash at bank and in hand	31,282	26,032

	351,892	586,197

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2005		2006
	’000		’000
British Pound Sterling	GBP	4		—
Chinese Renminbi	RMB	1,905	RMB	9,532
United States Dollars	USD	69	USD	508

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

15.	Property, plant and equipment

	Network, decoders, cable modems and television production systems	Furniture, fixtures, other equipment and motor vehicles	Leasehold land and buildings in Hong Kong
			Long lease	Medium lease	Short lease	Leasehold improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost

At January 1, 2005	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527
Additions	232,683	41,548	—	—	—	7,965	282,196
Disposals	(34,871)	(8,330)	—	—	—	—	(43,201)
Reclassification to inventories	(8,916)	—	—	—	—	—	(8,916)
Exchange reserve	—	205	—	—	—	30	235

At December 31, 2005	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841

At January 1, 2006	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841
Additions	137,378	35,974	8,119	15,516	—	3,228	200,215
Disposals	(153,726)	(3,128)	—	—	—	(1,416)	(158,270)
Reclassification to inventories	(9,397)	—	—	—	—	—	(9,397)
Exchange reserve	—	522	—	—	—	104	626

At December 31, 2006	5,332,429	608,800	11,425	18,189	70	297,102	6,268,015

Accumulated depreciation
At January 1, 2005	3,310,287	438,742	1,217	281	70	203,143	3,953,740
Charge for the year	418,887	37,431	76	67	—	24,128	480,589
Impairment loss	6,585	—	—	—	—	—	6,585
Written back on disposals	(33,936)	(8,180)	—	—	—	—	(42,116)
Reclassification to inventories	(2,380)	—	—	—	—	—	(2,380)
Exchange reserve	—	83	—	—	—	4	87

At December 31, 2005	3,699,443	468,076	1,293	348	70	227,275	4,396,505

At January 1, 2006	3,699,443	468,076	1,293	348	70	227,275	4,396,505
Charge for the year	378,206	39,016	246	260	—	10,393	428,121
Impairment loss	6,843	934	—	—	—	3,864	11,641
Written back on disposals	(152,204)	(2,901)	—	—	—	(1,300)	(156,405)
Reclassification to inventories	(3,510)	—	—	—	—	—	(3,510)
Exchange reserve	—	286	—	—	—	24	310

At December 31, 2006	3,928,778	505,411	1,539	608	70	240,256	4,676,662

Net book value
At December 31, 2006	1,403,651	103,389	9,886	17,581	—	56,846	1,591,353

At December 31, 2005	1,658,731	107,356	2,013	2,325	—	67,911	1,838,336

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

15.	Property, plant and equipment (continued)

As at December 31, 2006, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$230,545,000 (2005: HK$237,107,000) and the related accumulated depreciation was HK$140,953,000 (2005: HK$ 110,908,000).

(a)	Property, plant and equipment held under finance leases

The Group leases certain equipment under finance leases expiring in two years. At the end of the lease term the Group has the option to purchase the leased equipment at a price deemed to be a bargain purchase option. None of the leases includes contingent rentals. During the year, additions to property, plant and equipment of the Group financed by new finance leases were HK$1,018,000 (2005: Nil). At the balance sheet date, the net book value of network, decoders, cable modems and television production systems held under finance leases of the Group was HK$848,000 (2005: Nil).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

16.	Programming library

	Internally developed	Acquired	Total
	HK$’000	HK$’000	HK$’000
Cost
At January 1, 2005	24,472	364,891	389,363
Additions	10,212	84,957	95,169
Written off	—	(93,193)	(93,193)

At December 31, 2005	34,684	356,655	391,339

At January 1, 2006	34,684	356,655	391,339
Additions	5,541	138,422	143,963
Written off	—	(70,137)	(70,137)

At December 31, 2006	40,225	424,940	465,165

Accumulated amortization
At January 1, 2005	6,784	255,268	262,052
Charge for the year	3,324	76,300	79,624
Written off	—	(93,193)	(93,193)

At December 31, 2005	10,108	238,375	248,483

At January 1, 2006	10,108	238,375	248,483
Charge for the year	9,639	91,478	101,117
Written off	—	(70,137)	(70,137)

At December 31, 2006	19,747	259,716	279,463

Net book value
At December 31, 2006	20,478	165,224	185,702

At December 31, 2005	24,576	118,280	142,856

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

17.	Other intangible assets

	Club debentures	Advertising rights	Total
	HK$’000	HK$’000	HK$’000
Cost
At January 1, 2005, December 31, 2005 and January 1, 2006	4,006	—	4,006
Relating to a subsidiary acquired (Note 31)	—	11,692	11,692

At December 31, 2006	4,006	11,692	15,698

Accumulated amortization
At January 1, 2005, December 31, 2005 and January 1, 2006	—	—	—
Charge for the year	—	(2,923)	(2,923)

At December 31, 2006	—	(2,923)	(2,923)

Net book value
At December 31, 2006	4,006	8,769	12,775

At December 31, 2005	4,006	—	4,006

18.	Other non-current assets

	2005	2006
	HK$’000	HK$’000
Unlisted equity securities, at cost	8,225	8,225
Inventories (spare parts)	2,554	7,726
Deposits, prepayments and other receivables	35,037	27,734
Amounts due from fellow subsidiaries	7,827	7,394

	53,643	51,079

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

19.	Trade and other payables

Trade and other payables comprise:

	2005	2006
	HK$’000	HK$’000
Amounts due to trade creditors	70,466	42,675
Accrued expenses and other payables	392,951	395,698
Receipts in advance and customers’ deposits	70,075	107,527

	533,492	545,900

An ageing analysis of amounts due to trade creditors is set out as follows:

	2005	2006
	HK$’000	HK$’000
0 to 30 days	5,345	3,806
31 to 60 days	9,020	3,916
61 to 90 days	18,257	6,537
Over 90 days	37,844	28,416

	70,466	42,675

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2005		2006
	’000		’000
British Pound Sterling	GBP	499	GBP	154
Canadian Dollars		—	CAD	1
Japanese Yen	JPY	470		—
New Taiwan Dollar		—	TWD	763
Chinese Renminbi	RMB	1,245	RMB	395
Swiss Francs		—	CHF	17
United States Dollars	USD	11,289	USD	9,914

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

20.	Amounts due to fellow subsidiaries

The amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand, and are arisen in the ordinary course of business (see Note 33).

21.	Amount due to immediate holding company

The amount due to immediate holding company is unsecured, interest free, and has no fixed terms of repayment, and is arisen in the ordinary course of business (see Note 33). The average balances due from/to the immediate holding company during the years ended December 31, 2005 and 2006 are HK$5,109,000 and HK$118,000 respectively.

22.	Obligations under finance leases

	2005		2006
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	HK$’000	HK$’000	HK$’000	HK$’000
Within one year	—	—	705	723
After one year but within two years	—	—	72	73

	—	—	777	796

Less: total future interest expense		—		(19)

Present value of lease obligations		—		777

23.	Other non-current liabilities

	2005	2006
	HK$’000	HK$’000
Accrued expenses and other payables	—	9,248
Receipts in advance and customers’ deposits	77,926	42,671
Amount due to a fellow subsidiary	—	2,051

	77,926	53,970

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

24.	Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	2005	2006
	HK$’000	HK$’000
Overseas taxation	51	49

(b)	Deferred tax assets and liabilities recognized:

The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Tax losses	Other	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At January 1, 2005	238,875	(299,197)	—	(60,322)
Credited to consolidated statement of operations (Note 8(a))	(39,739)	(205,004)	—	(244,743)

At December 31, 2005	199,136	(504,201)	—	(305,065)
Addition through acquisition of subsidiary	—	—	3,508	3,508
Charged/(credited) to consolidated statement of operations (Note 8(a))	(34,921)	64,150	(877)	28,352

At December 31, 2006	164,215	(440,051)	2,631	(273,205)

	2005	2006
	HK$’000	HK$’000
Net deferred tax assets recognized on the balance sheet	(434,266)	(388,266)
Net deferred tax liabilities recognized on the balance sheet	129,201	115,061

	(305,065)	(273,205)

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

24.	Income tax in the balance sheet (continued)

(c)	Deferred tax assets not recognized:

The Group has not recognized deferred tax assets in respect of the following:

	2005	2006
	HK$’000	HK$’000
Future benefit of tax losses	431,871	423,498
Provision for obsolete inventories	13	13
Impairment loss for bad and doubtful accounts	384	1,022

	432,268	424,533

25.	Capital and reserves

(a)	Authorized and issued share capital

	2005	2006
	HK$’000	HK$’000
Authorized
8,000,000,000 ordinary shares of HK$1 each	8,000,000	8,000,000

Issued and fully paid
2,019,234,400 ordinary shares of HK$1 each	2,019,234	2,019,234

No options were exercised during 2005 or 2006.

(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii)	Special capital reserve

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

25.	Capital and reserves (continued)

(b)	Nature and purpose of reserves (continued)

(ii)	Special capital reserve (continued)

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

As at December 31, 2006, the Limit of the special capital reserve, as reduced by HK$516,824,140 (2005: HK$508,033,384) related to recoveries and reversals of provisions of the relevant assets, was HK$932,750,633 (2005: HK$1,449,574,773), and the amount standing to the credit of the special capital reserve was HK$13,771,309 (2005: HK$7,923,811).

The Capital Reduction has no impact on the consolidated revenue reserve.

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in Note 2(p).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

26.	Equity settled share-based transactions

Pursuant to the Company’s share option scheme, the Board of Directors is authorized to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a)	The number and weighted average exercise prices of share options are as follows:

	2005		2006
	Number of options	Weighted- average exercise price per share HK$	Number of options	Weighted- average exercise price per share HK$
At January 1	27,711,600	7.36	15,160,000	10.49
Lapsed
- Forfeited	(962,000)	6.89	(3,060,000)	10.49
- Expired	(11,589,600)	3.30	—	—

At December 31	15,160,000	10.49	12,100,000	10.49

Options vested and exercisable at December 31	9,096,000	10.49	7,260,000	10.49

(b)	Terms of unexpired and unexercised share options at balance sheet date:

Date granted	Exercise period	Exercise price		2005 Number	2006 Number
February 8, 2000	April 1, 2001 to December 31, 2009	HK	$10.49	15,160,000	12,100,000

At December 31, 2006, the weighted average remaining contractual life of unexpired share options was 1.8 years (2005: 2.4 years).

(c)	No share options were granted or exercised during 2005 and 2006.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

27.	Particulars of subsidiaries

(a)	The subsidiaries which principally affected the results, assets or liabilities of the Company at December 31, 2006 were as follows:

All of these controlled subsidiaries are defined under Note 2(c)(i) and have been consolidated into the group financial statements.

Name of company	Place of incorporation / operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Program licensing	500 ordinary shares of US$1 each	100	—

Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	—

			2 non-voting deferred shares of HK$1 each	—	—

Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime and program licensing	2 ordinary shares of HK$1 each	—	100

Hong Kong Cable News Express Limited	Hong Kong	Advertising airtime	2 ordinary shares of HK$10 each	—	100

Hong Kong Cable Television Limited	Hong Kong	Pay television	750,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Entertainment Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Network Limited	Hong Kong	Network operation	100 ordinary shares of HK$1 each	—	100

			2 non-voting deferred shares of HK$1 each	—	—

i-CABLE News Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services	2 ordinary shares of HK$1 each	—	100

i-CABLE Sports Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Network Operations Limited (Formerly “i-CABLE WebServe Limited”)	Hong Kong	Internet and multimedia	500,000 ordinary shares of HK$1 each	—	100

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

27.	Particulars of subsidiaries (continued)

	Place of incorporation / operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
Name of company				Directly	Indirectly
Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	—	100
Sundream Motion Pictures Limited	Hong Kong	Film production	10,000,000 ordinary shares of HK$1 each	—	100
Guangzhou Kuan Xun Customer Services Company Limited *	The People’s Republic of China	Technical services	HK$1,000,000	—	100

*	English translation of Chinese name. This entity is registered as wholly foreign owned enterprises under PRC law.

28.	Financial risk management objectives and policies

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below:

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

At December 31, 2006, the Group had short-term deposits with bank and other financial institutions amounting to HK$560,165,000 (2005: HK$320,610,000), with original maturities of four days at market interest rates. Apart from the foregoing, the Group has no other significant income-generating financial assets or interest-bearing financial liabilities. The Group’s revenue, expenses and cash flows are substantially independent of changes in market interest rates.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

28.	Financial risk management objectives and policies (continued)

(c)	Interest rate risk (continued)

Effective interest rates and repricing analysis

In respect of income-earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

Interest rate risk	One year or less Total		Effective interest rate
	2005	2006	2005	2006
	HK$’000	HK$’000%		%
Floating rate:
Cash and cash equivalents	31,282	26,032	0.02	0.59

Fixed rate:
Cash and cash equivalents	320,610	560,165	3.65	3.77

(d)	Foreign currency risk

(i)	Forecast transactions

The Group is exposed to foreign currency risk primarily through programming licensing activities whereby a substantial portion of its programming costs on overseas content is settled in United States dollars. In view of the continued support from the Hong Kong SAR Government to maintain the peg of the Hong Kong dollar to the United States dollar, management does not expect that there will be any significant currency risk associated with programming cost commitments denominated in United States dollars. Management also enters into forward exchange contracts from time to time to hedge forecast transactions. At December 31, 2006, the Group had outstanding forward foreign exchange contract to buy foreign currency with a notional principal value of HK$101 million equivalent, which would be matured on January 3, 2007. The fair value of the contract was HK$30,000 at December 31, 2006 and included as “other receivables” in the financial statements (see Note 12).

(ii)	Recognized assets and liabilities

In respect of trade and other receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group manages the net exposure by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

29.	Fair value of financial instruments

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2006 and 2005.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

30.	Jointly controlled assets

At December 31, 2006, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group’s interests in jointly controlled assets are as follows:

	2005	2006
	HK$’000	HK$’000
Assets:
Programming library	8,364	14,857
Trade and other receivables	3,336	9,089
Cash and cash equivalents	—	2

	11,700	23,948

Liabilities:
Accrued expenses and other payables	—	926

31.	Acquisition of a subsidiary

On April 30, 2006, the Group acquired 70% interest in Teamwork Zhuoran Advertising Limited for approximately HK$10,232,000, satisfied in cash.

2006
HK$’000
Net assets acquired:
Accounts receivable from trade debtors	8,249
Deposits, prepayments and other receivables	5,087
Intangible asset (Advertising rights, see note 17)	11,692
Cash and cash equivalents	2,755
Accrued expenses and other payables	(9,113)
Receipts in advance and customers’ deposits	(545)
Deferred tax liability	(3,508)

Net assets acquired	14,617
Amount of net assets attributable to minority shareholders	(4,385)

Total purchase price paid, satisfied in cash	10,232
Less: cash of the subsidiary acquired	(2,755)

Net cash outflow in respect of the purchase of a subsidiary	7,477

The results of operations of Teamwork Zhuoran Advertising Limited are consolidated and included in the financial statements of the Group from April 30, 2006 onward. This acquisition was not a material business combination as measured by either the purchase price, total assets or profit before and after taxation to the Group’s financial condition and results of operations.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

32.	Commitments and contingencies

Commitments outstanding as at December 31, 2006 not provided for in the financial statements were as follows:

	2005	2006
	HK$’000	HK$’000
Capital commitments
(i) Property, plant and equipment
- Authorized and contracted for	14,196	12,782
- Authorized but not contracted for	119,468	121,278

	133,664	134,060

(ii) Acquisition of equity interests in prospective subsidiary and associate
- Authorized and contracted for	12,506	2,405
- Authorized but not contracted for	—	—

	12,506	2,405

	146,170	136,465

Programming and other commitments
- Authorized and contracted for	465,019	421,934
- Authorized but not contracted for	80,006	57,436

	545,025	479,370

Operating lease commitments
- Within one year	42,938	41,195
- After one year but within five years	75,386	39,723
- After five years	56,021	51,434

	174,345	132,352

	865,540	748,187

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

32.	Commitments and contingencies (continued)

(a)	Significant leasing arrangements

The Group leases a number of premises under operating leases for use as office premises, car parks, warehouses, district centres, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

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

Future minimum lease payments, in respect of land and buildings, as of December 31, 2006 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

	2005	2006
	HK$’000	HK$’000
Year ending December 31, 2006	40,272	—
Year ending December 31, 2007	40,235	39,439
Year ending December 31, 2008	25,978	25,962
Year ending December 31, 2009	4,587	4,587
Year ending December 31, 2010	4,587	4,587
Year ending December 31, 2011	4,587	4,587
Thereafter	51,434	51,434

	171,680	130,596

Total rental expenses for each of the years ended December 31, 2004, 2005 and 2006 were HK$41,160,000, HK$43,790,000 and HK$ 48,976,000 respectively.

(c)	Future operating lease income

(i)	The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2005 and 2006 amounted to HK$11,974,000 and HK$8,695,000 respectively.

(ii)	The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

	2005	2006
	HK$’000	HK$’000
Within one year	9,587	7,886

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

32.	Commitments and contingencies (continued)

(d)	License agreements

The Group is required to pay license fees to the Government of the Hong Kong Special Administrative Region (“SAR”) each year for the provision of certain services. At December 31, 2006, these comprise mainly:

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

(iii)	an annual fixed carrier restricted license fee of HK$100,000 plus a fee of HK$700 for every 100 customer connections and spectrum utilization annual fee based on a variable fee for every 1 kHz or part thereof of spectrum assigned; and

(iv)	a satellite master antenna television (“SMATV”) annual license fee of HK$750 plus outlet fee of HK$700 for every 100 outlet points or part thereof.

The total amounts of license fees paid to the Hong Kong SAR Government for the years ended December 31, 2004, 2005 and 2006 were HK$12,997,681, HK$17,975,427 and HK$13,114,127 respectively.

The Group has also entered into program license agreements with content providers and has commitments to pay amounts under such license agreements, which have been negotiated on normal commercial terms. The related program costs are recognized in the period in which they are incurred and accounted for in accordance with Note 2(g).

(e)	Contingent liabilities

As of December 31, 2006, there were contingent liabilities in respect of the following:

(i)	Guarantees, indemnities and letters of awareness to banks totaling HK$616 million (2005: HK$616 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2006, HK$107 million (2005: HK$311 million) was utilized by the subsidiaries.

As at the balance sheet date, the Company has issued two separate guarantees to a bank in respect of overdraft facilities granted to two wholly owned subsidiaries which expire on August 31, 2007. At December 31, 2006, none of the overdraft facilities was drawn down by the subsidiaries. The Company has not recognized any deferred income in respect of the guarantees as their fair values cannot be reliably measured and the transaction price was HK$Nil.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

33.	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions during the year ended December 31, 2006:

	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Rentals payable and related management fees on land and buildings (Note(i))	35,413	36,141	40,118
Rentals receivable on land and buildings (Note(ii))	(4,467)	(4,464)	(5,065)
Network repairs and maintenance services charge (Note (iii))	(21,191)	(21,783)	(22,484)
Management fees (Note(iv))	11,634	12,630	12,430
Computer services (Note (v))	14,049	17,814	16,598
Leased line and PNETS charges and international bandwidth access charges (Note (vi))	24,771	21,756	21,684
Project management fees (Note (vii))	(6,512)	(6,079)	(3,421)
Internet Protocol Point wholesale services charge (Note (viii))	(1,417)	(21,294)	(39,490)
Agency fees (Note (ix))	(1,104)	(14,185)	(24,723)

Notes:

(i)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres and hub sites. As at December 31, 2006, related rental deposits amounted to HK$8,583,000 (2005: HK$7,511,000).

(ii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iii)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(iv)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.

(v)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vi)	These represent service fees paid to a fellow subsidiary in respect of the leasing of datalines, Public Non-Exclusive Telecommunications (“PNETS”) charges and international bandwidth access charges incurred.

(vii)	This represents fees received from a fellow subsidiary for the provision of project management services.

(viii)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services. The increased amount was mainly due to the continued growth of the Group’s businesses.

(ix)	This represents service charges to a fellow subsidiary in relation to the agency services. The increased amount was mainly due to the continued growth of the Group’s businesses.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

33.	Material related party transactions (continued)

Included in Note 15 were additions to property, plant and equipment totaling HK$61,000 (2005: HK$608,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2006.

The immediate holding company of the Group has issued deeds of indemnity in respect of certain taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities. See Note 8 for the tax liability concerning a leveraged leasing arrangement indemnified by Wharf Communications Limited.

Key management personnel remuneration

Remuneration for key management personnel is as follows:

	2005	2006
	HK$’000	HK$’000
Short-term employee benefits	35,917	34,132
Post-employment benefits	1,367	1,367

	37,284	35,499

Total remuneration is included in “staff costs” (See Note 6).

34.	Non-adjusting post balance sheet event

After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 9.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

35.	Accounting estimates and judgements

Management considers the key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. As explained in Note 2(n), all deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized, are recognized. It is possible that adverse changes to the operating environment or the Group’s organization structure could cause a future write-down of the deferred tax assets recognized.

Apart from deferred tax assets, management also makes estimates and assumptions that affect the reported amounts of other assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Notes 2(e), 2(g)(i), 2(i), 2(j), 2(t), and Note 29 contain information about the assumptions relating to useful lives of property, plant and equipment, net realizable value of commissioned programs, impairment provisions for property, plant and equipment, other intangible assets, inventories, loans and receivables, and unlisted equity instruments.

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

Net realizable value of commissioned programs and films are estimated based on their projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programs with comparable budgets, casts, or other relevant qualities. Impairment provisions are made for carrying costs that are in excess of the expected future revenue to be generated by these programs and films. Films in progress are stated at cost less any impairment provisions, taking into account the project status, and estimated realizable value. If revenue actually generated were to fall short of forecasts, or there are changes in total projected ultimate gross revenues, amortization may need to be increased, or impairment provision may need to be made to reduce the carrying value of individual program or film to its realizable amount.

Property, plant and equipment, inventories, and various financial instruments including loans and receivables, equity instruments and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may exceed the realizable value. If any such indication exists, the asset’s realizable value is estimated and an impairment loss is recognized.

The value of property, plant and equipment and inventories and other intangible assets in use represent the amount that these assets are expected to generate based on reasonable and supportable assumptions. The value of loans and receivables are calculated based on estimated future cash flows. The fair value of unquoted equity instruments are estimated based on a combination of valuation techniques including use of recent arm’s length market transactions of the underlying securities and references to the fund managers’ estimated fair value as adjusted for specific circumstances of the investment including recent fund raising results and financial outlook.

Actual results may differ from these estimates under different assumptions or conditions.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

36.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2006 and which have not been adopted in these financial statements:

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

Effective for accounting periods beginning on or after
HKFRS 7, Financial instruments: disclosures	January 1, 2007

Amendment to HKAS 1, Presentation of financial statements: capital disclosures	January 1, 2007

HK (IFRIC) 7, Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies	March 1, 2006

HK (IFRIC) 8, Scope of HKFRS 2 Share based payments	May 1, 2006

HK (IFRIC) 9, Reassessment of embedded derivatives under HKAS 39	June 1, 2006

HK (IFRIC) 10, Interim financial reporting and impairment	November 1, 2006

HK (IFRIC) 11, HKFRS 2 – Group and treasury share arrangements	March 1, 2007

HK (IFRIC) 12, Service concession arrangements	August 1, 2008

37.	Parent and ultimate controlling party

The Directors consider the parent and the ultimate controlling party at December 31, 2006 to be Wharf Communications Limited and The Wharf (Holdings) Limited, respectively, both of which are incorporated in Hong Kong. The Wharf (Holdings) Limited produces financial statements available for public use.

38.	Comparative figures

Certain comparatives figures have been re-classified to confirm with the current year’s presentation.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP

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

Under US GAAP, certain pre-maturity and franchise costs are deferred and amortized on a straight-line basis over the remaining term of the initial subscription television broadcasting license which expired on May 31, 2005. On June 1, 2005, the Group’s franchise was renewed for a further period of 12 years until May 31, 2017. The pre-maturity period began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996 when the predetermined subscriber level was attained. For US GAAP purposes, an adjustment has been made to reflect the amortization of certain pre-maturity and franchise costs that have been written off under HK GAAP that were allowed to be capitalized under US GAAP.

Management has evaluated the amortization periods of pre-maturity and franchise costs and determined that no events or circumstances warrant a revision to the estimates of useful lives. The aggregate amortization expense was HK$37,360,000 and HK$89,686,000 for the years ended December 31, 2005 and 2004 respectively. All deferred pre-maturity and franchise costs were fully amortized as at December 31, 2005.

(b)	Goodwill

Goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired.

Under HK GAAP, goodwill is accounted for as follows:

Prior to January 1, 2005:

-	For acquisitions before January 1, 2001, positive goodwill was eliminated against reserves and was reduced by impairment losses;

-	For acquisitions on or after January 1, 2001, positive goodwill was amortized to earnings on a straight-line basis over its estimated useful life. Goodwill was stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses;

-	The Group did not make any acquisitions from January 1, 2001 to January 1, 2005 that gave rise to positive goodwill subject to amortization.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(b)	Goodwill (continued)

With effect from January 1, 2005:

-	The Group no longer amortizes positive goodwill on new acquisitions but tests it at least annually for impairment;

-	As the Group’s positive goodwill had previously been taken to reserves, such goodwill was not restated in the consolidated balance sheet;

-	In addition, no attributable amount of positive goodwill previously taken to reserves is included in the calculation of profit or loss on the disposal or impairment of the acquired business or under any other circumstances.

Under US GAAP, prior to January 1, 2002, goodwill arising from the application of the purchase method of accounting was capitalized and amortized on a straight-line basis over its estimated useful life of 12 years from the relevant acquisition date. Upon the adoption of Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Intangible Assets” with effect from January 1, 2002, goodwill is assigned to the relevant reporting units and a transitional impairment test was conducted by reference to the carrying value of each reporting unit and their respective fair value at January 1, 2002. Thereafter, goodwill is no longer subject to amortization, but the recorded value is subject to an annual assessment for impairment. An impairment loss is recorded if the recorded goodwill exceeds its implied fair value. All reporting units to which goodwill is assigned are tested for impairment and no impairment loss was identified as of and for each of the periods presented.

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

Under US GAAP, the provision of HK$180 million did not meet the criteria for recognition of an impairment loss and was therefore reversed. The reconciling adjustment for the year ended December 31, 2004 represents the effect of depreciation expense on the reversed amount. Such long-lived assets were fully depreciated as of December 31, 2004.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(d)	Deferred taxation

Under HK GAAP, Statement of Standard Accounting Practice 12 (revised) (“SSAP 12 (revised)”) was effective for all accounting periods beginning on or after January 1, 2003. SSAP 12 (revised) was superseded by Hong Kong Accounting Standard 12 (“HKAS 12”) for all accounting periods beginning on or after January 1, 2005. Both SSAP 12 (revised) and HKAS 12 are modeled on International Accounting Standards 12 which, in all material respects as they are relevant to the Group, is similar to SFAS 109, “Accounting for income taxes”. Both SSAP 12 (revised) and HKAS 12 require full recognition of all deferred tax liabilities and deferred tax assets to the extent there is sufficient future taxable profit against which the asset can be utilized.

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(d)	Deferred taxation (continued)

The following table shows the principal items included in deferred income taxes under US GAAP:

	2005	2006
	HK$’000	HK$’000
Deferred tax assets:
Operating loss carryforwards	935,597	898,978
Inventories	13	13
Accounts receivable from trade debtors	384	1,022
Installation fees and subscription fees	2,037	1,832

	938,031	901,845
Less: Valuation allowance	(439,231)	(430,663)

	498,800	471,182

Deferred tax liabilities:
Intangible assets	—	(1,842)
Property, plant and equipment	(193,735)	(195,346)

	(193,735)	(197,188)

	305,065	273,994

Current portion of deferred income tax assets	(2,421)	(2,854)

Net deferred income tax assets	302,644	271,140

During 2004 and 2005, additional deferred tax assets for tax losses were recognized pursuant to a change in circumstances that caused a change in judgment about the realizability of operating loss carryforwards incurred by a subsidiary. This change in judgment about the realizability of the deferred tax assets in future years has given rise to reductions of HK$171.1 million and HK$212.3 million to the relevant subsidiary’s balance of valuation allowance at the beginning of 2004 and 2005, respectively. At December 31, 2006, the Group had operating loss carryforwards of HK$5,137.0 million which do not expire.

The valuation allowance at January 1, 2004 was HK$939.9 million. The valuation allowance decreased by HK$219.1 million and HK$281.6 million during 2004 and 2005 respectively and increased by HK$26.9 million during 2006.

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

Under US GAAP, installation fees relating to the broadband Internet access services and the related incremental direct costs (excluding selling costs) up to, but not exceeding, the amount of the installation revenue, are deferred and recognized on a straight-line basis over the estimated customer service period, which is four years as of December 31, 2006, with respect to customers under monthly service contracts, or over the contract period, with respect to customers under 12 to 24 month service contracts. The excess of incremental direct costs (excluding selling costs) over the related installation fees, to the extent that they are recoverable from future contractual revenues, are deferred and amortized over the contract period.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(e)	Installation fees, installation costs and subscription fees (continued)

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

The US GAAP adjustments for installation fees represent the reversal of installation fees recognized under HK GAAP at the time of installation which do not meet all the criteria for separation provision of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”. Accordingly, such installation fees are recognized over the estimated customer service period or the contract period, as appropriate, under US GAAP. The adjustment also includes the current year’s amortization of installation fees deferred under US GAAP in previous years over the contract period. The US GAAP adjustments for subscription fees represent the portion of current year’s amortization of considerations received in the current and/or prior years from multiple element arrangements not meeting all criteria for separation accounting which are considered subscription fees under US GAAP rather than installation fees under HK GAAP.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(f)	Share option scheme

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

Movement of the Company’s share options is as follows:

	2004		2005		2006
	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share
		HK$		HK$		HK$
Outstanding at January 1	28,791,500	7.36	27,711,600	7.36	15,160,000	10.49
Forfeited	(1,079,900)	7.49	(962,000)	6.89	(3,060,000)	10.49
Expired	—	—	(11,589,600)	3.30	—	—

Outstanding at December 31	27,711,600	7.36	15,160,000	10.49	12,100,000	10.49

Exercisable at December 31	15,009,600	4.80	9,096,000	10.49	7,260,000	10.49

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(f)	Share option scheme (continued)

Information in respect of the Company’s share options outstanding at December 31, 2006 is as follows:

	2004		2005		2006
Options standing at December 31,
Number of options		27,711,600		15,160,000		12,100,000
Range of exercise prices per share	HK$	3.30 to HK$10.49	HK$	10.49	HK$	10.49
Weighted average exercise price	HK$	7.36	HK$	10.49	HK$	10.49
Weighted average remaining contractual life		2.81 years		2.4 years		1.8 years

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

Prior to January 1, 2006, under US GAAP, the Group applies the intrinsic value-based method for share options prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations to account for its fixed plan stock options. Under this method, compensation expense is recognized and amortized over the vesting period of the options concerned to the extent that the fair value of the equity instruments exceeds the exercise price of the options granted at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known. Other than options granted to employees during the year ended December 31, 2000 which require the achievement of specific hurdles by the Company prior to their vesting and accordingly, were accounted for utilizing variable plan accounting, all other options granted by the Company are accounted for utilizing fixed plan accounting under US GAAP. No compensation expense in respect of these options was recognized as the fair value of the Company’s shares has been less than the exercise price.

Effective January 1, 2006, the Group adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), (“SFAS 123 (R)”) “Share-Based Payment”, which establishes accounting for equity instruments exchanged for services.

Under the provisions of SFAS 123 (R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Group elected to adopt the modified prospective transition method as provided by SFAS 123 (R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(f)	Share option scheme (continued)

Had the Company determined compensation cost based on the fair value model at the grant date for its stock options under SFAS 123 “Accounting for Stock-Based Compensation”, the Company’s pro forma net profit and basic and diluted earnings per share and per ADS would have been as follows:

	2004	2005
	HK$’000	HK$’000
	(in thousands, except per share and per ADS data)
Net profit as reported – US GAAP	247,858	494,580
Add: Compensation cost recognized based on intrinsic value method	453	—
Less: (Compensation cost)/reversal of compensation cost based on fair value	10,046	(589)

Pro forma net profit	258,357	493,991

Basic earnings per share
- as reported	12 cents	25 cents
- pro forma	13 cents	25 cents

Diluted earnings per share
- as reported	12 cents	25 cents
- pro forma	13 cents	25 cents

Basic earnings per ADS*
- as reported	246 cents	490 cents
- pro forma	256 cents	489 cents

Diluted earnings per ADS*
- as reported	246 cents	490 cents
- pro forma	256 cents	489 cents

*	1 ADS represents 20 ordinary shares

During the year ended December 31, 2004, the management of the Company did not expect the performance criterion of achieving HK$3,900 million of audited consolidated revenue would be attainable for the final 40 per cent of the stock options granted during the year ended December 31, 2000 to vest before they expire on December 31, 2009. Hence, the cumulative pro-forma compensation cost based on the fair value model in respect of such stock options up to December 31, 2003 was reversed during 2004. As 60% of the Group’s stock options were fully vested in or before 2005 and it is not probable that the remaining 40% is expected to meet the vesting condition as aforementioned, no compensation cost is recognised under SFAS 123 (R) for the year ended December 31, 2006.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(g)	Acquisition of Teamwork Zhuoran Advertising Limited

The Group acquired 70% interest in Teamwork Zhuoran Advertising Limited for a total cash consideration of approximately HK$10,232,000 on April 30, 2006, and as a result, Teamwork Zhuoran Advertising Limited became a non-wholly owned subsidiary of the Company. The acquisition was accounted for as a business combination in accordance with HKFRS 3. Under HK GAAP, minority interest of Teamwork Zhuoran Advertising Limited at acquisition is stated at the minority’s share of the fair value of the acquired identifiable assets, liabilities and contingent liabilities.

Under US GAAP, minority interest is stated at pre-acquisition carrying value of identifiable assets and liabilities acquired. The Group’s share of identifiable assets and liabilities of Teamwork Zhuoran Advertising Limited acquired in relation to intangible assets and deferred tax liabilities are adjusted to the fair value at the date of acquisition.

The US GAAP adjustments represent the effect of fair value of net asset acquired by the minority interest. As at December 31, 2006, the minority interest was HK$3,440,000 and HK$985,000 under HK GAAP and US GAAP respectively. The carrying values of the adjusted net assets were HK$11,467,000 under HK GAAP and HK$9,625,000 under US GAAP respectively.

(h)	Presentation of minority interests

Upon the adoption of HKAS 1 “Presentation of Financial Statements” on January 1, 2005, minority interests are required to be included in the determination of the Group’s net profit or loss and total equity.

Under US GAAP, minority interests are deducted in the determination of the Group’s net income or loss and excluded from the Group’s total equity.

(i)	Recent accounting pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged. The Group does not believe that the adoption of FIN 48 will have a significant effect on its financial position or results of operations.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement 133 and 140,” which simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments acquired, issued or subject to re-measurement (new basis) event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Group does not believe that the adoption of SFAS 155 will have a significant effect on its financial position or results of operations.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(i)	Recent accounting pronouncements (continued)

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in US GAAP and requires expanded disclosures about fair value measurements. SFAS 157 applies under many other extant US GAAP accounting pronouncements which prescribe that fair value is the relevant measurement, although the Statement does not extend the use of fair value for measurement purposes. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact that adoption of SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Group is currently evaluating the impact that adoption of SFAS 159 will have on its financial statements.

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

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(k)	Summary of significant differences between HK GAAP and US GAAP

The effect on net profit attributable to equity shareholders of significant differences between HK GAAP and US GAAP is as follows:

		Year ended December 31,
	Note	2004	2005	2006
		HK$’000	HK$’000	HK$’000
		(in thousands except for per share and per ADS data)
Net profit under HK GAAP		339,659	527,132	182,115

Adjustments:
Deferred pre-maturity and franchise costs	(a)	(89,686)	(37,360)	—
Depreciation on reversal of impairment write-down	(c)	(238)	—	—
Installation costs	(e)	(1,855)	3,001	6,299
Installation fees	(e)	(145)	372	632
Subscription fees	(e)	576	1,435	538
Share option scheme	(f)	(453)	—	—
Acquisition of Teamwork Zhuoran Advertising Limited	(g)	—	—	614

Net profit under US GAAP		247,858	494,580	190,198

Earnings per share under US GAAP
- Basic		12 cents	25 cents	9 cents

- Diluted		12 cents	25 cents	9 cents

Earnings per ADS under US GAAP*
- Basic		246 cents	490 cents	188 cents

- Diluted		246 cents	490 cents	188 cents

*	1 ADS represents 20 ordinary shares

i-CABLE Communications Limited

Notes to Consolidated Financial Statements-(continued)

For the year ended December 31, 2006

39.	Significant differences between HK GAAP and US GAAP (continued)

(k)	Summary of significant differences between HK GAAP and US GAAP (continued)

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

		At December 31,
	Note	2005	2006
		HK$’000	HK$’000
Shareholders’ equity under HK GAAP		2,248,367	2,262,393

Adjustments:
Goodwill, net of amortization	(b)	57,491	57,491
Installation costs	(e)	(30,861)	(24,562)
Installation fees	(e)	(33,123)	(32,491)
Subscription fees	(e)	21,484	22,022
Acquisition of Teamwork Zhuoran Advertising Limited	(g)	—	614
Minority interests as reported under HK GAAP	(h)	—	(3,440)

Shareholders’ equity under US GAAP		2,263,358	2,282,027

(l)	Condensed consolidated statements of shareholders’ equity and comprehensive income under US GAAP for the following years:

	Shareholders equity	Total comprehensive income
	HK$’000	HK$’000
Balance at January 1,2005	1,930,504

Transfer from the statement of operations	494,580	494,580
Dividend approved in respect of the previous year	(90,866)	—
Dividend declared in respect of the current year	(70,673)	—
Transfer to special capital reserve	—	—
Translation of foreign subsidiaries’ financial statements	(187)	(187)

Total comprehensive income		494,393

Balance at December 31,2005	2,263,358

Balance at January 1,2006	2,263,358

Transfer from the statement of operations	190,198	190,198
Dividend approved in respect of the previous year	(100,962)	—
Dividend declared in respect of the current year	(70,673)	—
Transfer to special capital reserve	—	—
Translation of foreign subsidiaries’ financial statements	106	106

Total comprehensive income		190,304

Balance at December 31,2006	2,282,027