Form 20-F
period 2007-12-31
I CABLE COMMUNICATIONS LTD
filed 2008-06-30
CIK 1097020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares, each representing 20 Ordinary Shares, par value HK$1.00 per share

Ordinary Shares, par value HK$1.00 per share*

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares 2,016,792,400

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

CERTAIN DEFINED TERMS

References to “China” or “PRC” or “Mainland China” herein are references to the People’s Republic of China, excluding, for the purpose this prospectus only, Hong Kong. References to “Hong Kong” are references to The Hong Kong Special Administrative Region of the PRC. References to “United States” or “U.S.” are to the United States of America. All references to the “Government” herein are references to the government of Hong Kong.

All references herein to “we”, “us”, “our”, “i-CABLE”, the “Group” and the “Company” are references to i-CABLE Communications Limited and its consolidated subsidiaries. Unless the context otherwise requires:

•	“Ad On Media” refers to Ad On Media Limited, our 70.0%-owned subsidiary formerly named Teamwork Zhuoran Advertising Limited until April 3, 2007;

•	“HKC” refers to Hong Kong Cable Television Limited, our wholly-owned subsidiary;

•	“iNOL” refers to i-CABLE Network Operations Limited, our wholly-owned subsidiary formerly named i-CABLE WebServe Limited until December 19, 2006;

•	“Sundream Motion Pictures” refers to Sundream Motion Pictures Limited, our wholly-owned subsidiary;

•	“Sundream Stars” refers to Sundream Stars Limited (formerly known as Sundream Music Limited), our wholly-owned subsidiary;

•	“Wharf” refers to The Wharf (Holdings) Limited, our parent company;

•	the “Wharf Group” refers to Wharf and its consolidated subsidiaries; and

•	“Wharf T&T” refers to Wharf T&T Limited, a wholly-owned subsidiary of Wharf.

References in this annual report to “HK dollars” and “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong; and references to “U.S. dollars”, “$” and “US$” are to United States dollars, the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, our financial information has been presented in Hong Kong dollars in accordance with Hong Kong GAAP, and is presented on a consolidated basis.

Solely for the convenience of the reader, certain Hong Kong dollar amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, any amounts translated from Hong Kong dollars to U.S. dollars in this annual report have been translated at the rate of US$1.00 = HK$7.7984, the noon buying rate in The City of New York for cable transfers of Hong Kong dollars per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (“Hong Kong Dollar Noon Buying Rate”) at December 31, 2007. As of June 10, 2008, the Hong Kong Dollar Noon Buying Rate was US$1.00 = HK$7.8093. Based on an agreement between the Hong Kong Government and Hong Kong banknote issuing banks, the Hong Kong dollar to U.S. dollar exchange rate is stabilized at approximately US$1.00 = HK$7.80. No representation is made that the Hong Kong dollar or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all. See “Item 3—Key Information—Exchange Rate Information” for further information regarding rates of exchange between Hong Kong dollars and U.S. dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “believes”, “expects”, “may”, “will”, “would”, “could”, “plans”, “projects” or “anticipates”, the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding i-CABLE (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with Nasdaq, The Stock Exchange of Hong Kong Limited (the “HKSE”) or other stock exchanges.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables contain selected consolidated financial and operating data as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. The statement of operations data for the years ended December 31, 2005, 2006 and 2007 and balance sheet data as of December 31, 2006 and 2007 have been derived from our consolidated financial statements audited by KPMG and are included in this annual report. The statement of operations data for the years ended December 31, 2003 and 2004 and balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited historical consolidated financial statements but are not included in this annual report.

Our consolidated financial statements have been prepared in accordance with all applicable individual Hong Kong Financial Reporting Standards (“HKFRS”), Hong Kong Accounting Standards (“HKAS”) and Interpretations to the HKFRS and the HKAS issued by the Hong Kong Institute of Certified Public Accountants (collectively, “Hong Kong GAAP” or “HK GAAP”). For a detailed discussion of the significant differences between Hong Kong GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they relate to i-CABLE, see note 40 to our consolidated financial statements included in this annual report.

When you read the selected consolidated financial data, it is important that you read along with it the consolidated financial statements and related notes, as well as “Item 5—Operating and Financial Review and Prospects” also included in this annual report.

Solely for the convenience of the reader, the selected financial data for the year ended and as of December 31, 2007 have been translated into U.S. dollars at the rate of exchange of US$1 = HK$7.7984, the Hong Kong Dollar Noon Buying Rate at December 31, 2007.

SELECTED STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions except for per share and per ADS data)
Hong Kong GAAP
Revenues	2,143	2,372	2,441	2,547	2,304	295
Operating expenses	(1,892)	(2,076)	(2,161)	(2,349)	(2,126)	(273)

Profit from operations	251	296	280	198	178	22
Interest income	8	—	3	12	21	3
Finance costs	(16)	—	—	—	—	—
Non-operating income/(expense)	(10)	1	1	—	2	—
Impairment loss on investment	—	—	(2)	—	(2)	—
Income tax (expense)/credit	(13)	43	245	(29)	(16)	(2)

Net profit	220	340	527	181	183	23

Basic and diluted earnings per share	0.11	0.17	0.26	0.09	0.09	0.01
Basic and diluted earnings per ADS	2.18	3.36	5.22	1.79	1.80	0.23
Dividend per share (cents)	5.50	7.50	8.50	8.50	8.50	1.09
U.S. GAAP
Net profit	128	248	495	190	190	24
Basic and diluted earnings per share	0.06	0.12	0.25	0.09	0.09	0.01
Basic and diluted earnings per ADS	1.27	2.46	4.90	1.88	1.88	0.24
Dividend per share (cents)	5.50	7.50	8.50	8.50	8.50	1.09

SELECTED BALANCE SHEET DATA

	As of December 31,
	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Hong Kong GAAP
Cash and cash equivalents(1)	29	115	352	586	642	82
Property, plant and equipment, net	2,170	2,051	1,838	1,591	1,391	178
Total assets	2,603	2,689	3,029	3,023	2,935	376
Amount due to immediate holding company	—	—	—	1	3	—
Total liabilities	918	806	781	761	664	85
Total shareholders’ equity	1,685	1,883	2,248	2,262	2,271	290
U.S. GAAP
Cash and cash equivalents	29	115	352	586	642	82
Shareholders’ equity	1,824	1,931	2,263	2,282	2,298	295

(1)	Under Hong Kong GAAP and U.S. GAAP, cash and cash equivalents in the balance sheet are defined as:

•	Cash—Cash at bank and on hand and deposits with any bank or other financial institution. Cash includes cash on hand and deposits denominated in foreign currencies.

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

OTHER SELECTED FINANCIAL DATA

	As of December 31,
	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Hong Kong GAAP
Adjusted EBITDA(1)	789	828	760	627	545	70
Depreciation	539	532	481	428	367	47
Capital expenditures(2)	363	459	286	238	203	26
Cash flows from operating activities	720	777	784	789	615	79
Cash flows from investing activities	49	(549)	(385)	(383)	381	49
Cash flows from financing activities	(747)	(141)	(161)	(172)	179	23
U.S. GAAP
Cash flows from operating activities	720	777	784	789	615	79
Cash flows from investing activities	49	(549)	(385)	(383)	381	49
Cash flows from financing activities	(747)	(141)	(161)	(172)	179	23

(1)	We have defined adjusted EBITDA to mean earnings before interest income, finance costs, non-operating income/expenses, provision for income tax, depreciation of property, plant and equipment but after amortization of programming rights and impairment loss on investment as computed under Hong Kong GAAP. Adjusted EBITDA is not a standard measure under either Hong Kong GAAP or U.S. GAAP. You should not consider our definition of adjusted EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong GAAP or U.S. GAAP. We believe net profit is the most directly comparable financial measure for adjusted EBITDA as an indicator of our operating performance. For our management’s explanation of how we define EBITDA and why we use it, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Non-GAAP Financial Measures”.
(2)	Capital expenditures relate to acquisitions of property, plant and equipment only.

SELECTED OPERATING DATA

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
Homes passed(1)	2,010,000	2,070,000	2,117,000	2,155,000	2,168,000
Fiber homes passed(2)	1,942,000	1,990,000	2,032,000	2,072,000	2,084,000
Total pay-TV subscribers(3)	656,000	702,000	738,000	786,000	882,000
Pay-TV subscriber penetration	33%	34%	35%	36%	41%
Broadband-ready homes passed(4)	1,900,000	1,963,000	2,010,000	2,046,000	2,056,000
Broadband subscribers(5)	258,000	291,000	320,000	328,000	306,000
Broadband subscriber penetration	14%	15%	16%	16%	15%

(1)	One residential household ready for pay-TV connection represents one home passed. For hotels and service apartments, each serviceable unit counts as one home passed. For commercial and institutional accounts, each account counts as one home passed.
(2)	Fiber homes passed represents the number of homes passed that are connected to the fiber coaxial cable network.
(3)	One pay-TV billing account represents one pay-TV subscriber, except for hotels, service apartments and communal service accounts, for which one serviceable unit represents one subscriber. In the case of commercial and institutional customers, such as hospitals and schools, one account represents one subscriber, regardless of the number of TV outlets.
(4)	Broadband-ready homes passed represent the number of residential homes passed that are able to subscribe to our broadband service. For hotels, service apartments and commercial and institutional accounts, one signal point counts as one home passed.
(5)	One broadband service billing account represents one broadband subscriber, except for hotels and service apartments, for which one personal computer port represents one subscriber. In the case of a commercial customer, one billing account represents one subscriber, regardless of the number of personal computer ports.

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

The following table sets forth the Hong Kong Dollar Noon Buying Rate as at and for the periods indicated.

	Noon buying rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2003	7.7640	7.7864	7.8001	7.7085
2004	7.7723	7.7899	7.8010	7.7632
2005	7.7533	7.7732	7.7999	7.7514
2006	7.7771	7.7685	7.7928	7.7506
2007	7.7984	7.8008	7.8289	7.7497
December 2007	7.7984	7.7983	7.8073	7.7879
January 2008	7.7961	7.8044	7.8107	7.7961
February 2008	7.7807	7.7963	7.8012	7.7807
March 2008	7.7819	7.7813	7.7897	7.7642
April 2008	7.7950	7.7910	7.7963	7.7863
May 2008	7.8041	7.7988	7.8060	7.7931
June 2008 (through June 10, 2008)	7.8093	7.8073	7.8095	7.8037

(1)	Determined by averaging the Hong Kong Dollar Noon Buying Rates on the last business day of each month during the relevant annual period and averaging the Hong Kong Dollar Noon Buying Rates for each business day during the relevant monthly period.

As of June 10, 2008, the Hong Kong Dollar Noon Buying rate was US$1.00 = HK$7.8093.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

As i-CABLE is subject to various changing regulatory, competitive, economic, political and social risks and conditions, investment in our ordinary shares or ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this annual report, before you decide whether to buy our ordinary shares or ADSs.

We have effectuated the delisting of our ADSs from Nasdaq and may terminate the registration of our securities with the U.S. Securities and Exchange Commission in the future and this may adversely affect our share price.

On May 15, 2007, we announced that our board of directors has approved the delisting of our ADSs from Nasdaq. The delisting was sought due to limited trading volume of the ADSs and the time and cost of maintaining a listing in the United States. On May 29, 2007, we filed with the U.S. Securities and Exchange Commission a Form 25 to effectuate the delisting from Nasdaq as from June 8, 2007. Since the delisting, our ADRs have been traded in the over-the-counter markets, and the Bank of New York Mellon has continued to act as our ADR depositary pursuant to the existing Deposit Agreement. We have not arranged for the listing of our ADSs or ordinary shares on another national securities exchange in the United States. We plan to maintain our ADR program in the United States, but the liquidity of our ADSs may be adversely affected by their delisting from Nasdaq. Further, where circumstances permit, we may terminate our registration as a reporting company under the U.S. Securities Exchange Act. Deregistration will eliminate our obligation to file annual reports on Form 20-F and current reports on Form 6-K. Accordingly, in the event of a deregistration, ADR holders may receive less details concerning our principal shareholders, directors and executive officers, compensation paid to our executives, audited financial statements and certain relationships in related transactions between related parties, which under certain circumstances could better enable the ADR holders to assess our financial operations and policies. The delisting of our ADSs from Nasdaq and the possible termination of our registration as a reporting company under the U.S. Securities Exchange Act may have a negative impact on the price of our ADSs and ordinary shares.

Any significant change in our ability to pay dividends or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

Although we have declared and paid dividends in respect of the years ended December 31, 2003, 2004, 2005, 2006 and 2007, there can be no assurance that we will declare and pay dividends in the future or that we will maintain our current dividend policy. Any significant change in our ability to pay a dividend or our dividend policy may adversely affect the market price of our ordinary shares and ADSs.

We reported net losses in previous years and we may incur net losses in the future.

We reported net losses for each year from 1993 when we began our pay-TV operation until 1999. As of December 31, 2007, our accumulated losses were HK$4,606 million. Although we have recorded net profits for each year since 2000, we cannot assure you that we will remain profitable. Our ability to maintain profitability will depend on the strength of our existing business and the competitiveness of our existing and new products and services, our program acquisition costs which are being driven up by competition, as well as general market conditions. If we incur net losses in the future, our financing needs may increase, we may not be able to pay dividends in the future and the market price of our ordinary shares and/or ADSs may be adversely affected.

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

We may not be successful in responding quickly, cost effectively or sufficiently to these developments. In addition, services or technologies developed by competitors may render our services or technologies undesirable or obsolete. Some of our competitors offer broadband Internet access service with bandwidth advantage over our broadband Internet access service in the residential market. Furthermore, changing our services in response to market demand may require the adoption of new technologies that could render many of our assets less competitive or obsolete. Even if we respond successfully to technological advances and emerging industry standards, the adoption and integration of new technology may require substantial capital expenditures. This may adversely affect our financial condition. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner. In addition, our new products and services may contain design flaws or other defects that could have a material adverse effect on our business and operating results.

Illegal viewing activities may affect our pay-TV subscriber growth and subscription revenue.

Our pay-TV business is dependent upon subscription revenue. We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Although we have migrated our transmissions from analog to digital platforms in order to better control and limit illegal viewing activities, manufacturers or vendors of unauthorized pay-TV decoders have so far been able to repeatedly overcome our various digital encryption methods. Such illegal activities have continued and we are aware that pirated digital set-top-boxes are available in the market. In addition, Internet video streaming on peer to peer platform has surfaced as another form of illegal viewing. We have been deploying countermeasures to combat these activities. If we fail to deploy appropriate and timely countermeasures in response to these activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue.

The loss of key employees, including senior management, and our failure to recruit qualified personnel as needed could weaken our strategic, technological and operational expertise, delay the introduction of new products and services and lower the quality of our services.

We may not be able to attract and retain key employees, including our senior management. Our key employees may be recruited by our competitors. This could hinder the introduction of new products and services as planned. Our operations could suffer with the loss of any member of our senior management team or any key employee. Our success also depends on our ability to attract and retain qualified personnel for strategic planning, programming and enhanced services, including Internet, marketing and network operations. The competition for qualified personnel in the Internet services and pay-TV industry may increase in the future, making it difficult for us to attract and retain qualified personnel in the Internet services and pay-TV industry.

Our programming costs are substantial and may increase, which could reduce our margins if we are unable to pass on any such increase to our subscribers.

The growth and revenues for our pay-TV services depend on our ability to produce or purchase programming that is affordable to our subscribers. The cost of some of our acquired programming has increased in the past and may increase substantially in the future if competition in the pay-TV and TV services markets intensifies. If we are not able to pass on programming cost increases to our subscribers, our revenues, cash flow and operating margins may be reduced.

In particular, we broadcast various sports events on our pay-TV platform. We currently have the exclusive right to broadcast in Hong Kong some major European soccer events such as the Spanish and German soccer leagues and the prestigious U.S. PGA Golf Tour. We have also secured broadcasting rights for the 2010 FIFA World Cup, the 2010 Winter Olympics and the 2012 Summer Olympics. We intend to continue to acquire new rights to other sports programming. However, the acquisition costs for the exclusive right to broadcast these sports events are substantial and may increase significantly in the future.

We may not be able to acquire or retain the right to broadcast certain content.

Our pay-TV service includes broadcasting of content that we acquire from third parties, which may not be available at all times on terms acceptable to us, or at all. In particular, we intend to retain or acquire the exclusive right to broadcast various soccer and other sports events in Hong Kong. However, the right to broadcast such events is highly competitive. For instance, the English Premier League had been the most popular soccer event on our platform until our exclusive right to broadcast the English Premier League in Hong Kong expired in May 2007. Due to the high costs of the telecasting rights for the three seasons spanning from August 2007 through May 2010, we were not able to renew our right to broadcast the English Premier League, and the event is exclusively carried by our key competitor, PCCW Limited (“PCCW”). We cannot assure you that we will be able to maintain our right to broadcast in Hong Kong certain content on an exclusive basis, or at all. In the event that our right to broadcast certain content is terminated, we may be unable to acquire or produce substitute content to offset the effect of the loss of the right to broadcast certain content on our pay-TV platform. In the event that we retain certain content on terms and conditions significantly different from prior agreements, our programming costs and/or pay-TV subscription revenues may be adversely affected. Any loss of content or inability to obtain the rights to provide suitable content could adversely affect the quality of our pay-TV service, and our pay-TV revenue may be adversely affected as a result. Even if we are able to acquire the right to broadcast certain content, the acquisition costs may be so high that our profitability will be adversely affected.

New digital pay-TV and high definition channels may add to our programming costs and may adversely affect our profitability.

Digital broadcasting allows the compression of pay-TV signals, which increases our effective channel capacity. We intend to utilize this additional capacity by increasing the number of pay-TV channels offered on our digital platform. We now offer 103 channels with 69 channels in our basic package. During 2007, a total of five new channels were added to our digital platform. The channels were either included in the basic package or were part of our mini packages. We may need to launch new channels in high definition TV format in response to the changes of market conditions. We incur significant costs for producing or acquiring content for these channels. If we are unable to pass on these costs to our pay-TV subscribers, our profitability may be adversely affected.

Demand for our broadband Internet access service may continue to decline.

Despite an increase of 40% in the operating profit in our broadband Internet access service, or broadband service, to HK$180 million in 2007 from HK$129 million in 2006, our broadband Internet subscriber base decreased by 7% to 306,000 in 2007 from 328,000 in 2006, and the revenues in the broadband sector decreased by 1% to HK$588 million in 2007 from HK$596 million in 2006. This is mainly because we are under pressure as our competitors roll out higher bandwidth services, while the overall residential broadband market has flattened out.

The demand for our broadband Internet access service may continue to decline and adversely affect our revenues. Critical issues concerning the use of the Internet, including security, reliability, cost, ease of access and quality of service, are likely to continue to affect future demand for our broadband service. The competitive pressures to provide low-cost broadband access may impact our ability to charge subscription fees at favorable rates. If the demand for our broadband access service continues to decline, our revenues in the broadband sector may decrease and we may be unable to charge subscription fees at rates that would permit us to maintain or increase the profitability of our broadband business.

The competition we face from other TV broadcasters and Internet service providers may adversely affect our business, results of operations and financial condition.

New technologies and services introduced by our competitors may lead to a decrease in the number of subscribers and a decline in our market share in the pay-TV market or in the market of Internet access and related services. Our pay-TV or broadband revenue may decrease as a result of increased competition arising from the following:

•

The markets for pay-TV, Internet access and related services in Hong Kong have become more competitive as operators continue to roll out bundled voice, data and TV service. In early 2004, PCCW began to roll out bundled packages with aggressive marketing and pricing strategies. In response, we rolled out a bundled pay-TV and broadband package in May 2004 and pay-TV and broadband packages that are bundled with local VoIP service in 2005. The VoIP service is provided by Wharf T&T, one of our affiliates, and enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. In June 2005, PCCW completed the acquisition of a mobile phone service provider. Since the acquisition, PCCW has marketed voice, data or TV services that are bundled with the mobile phone service. Since we do not presently operate any mobile phone service, we are not able to provide any pay TV or broadband service that are bundled with mobile phone service without cooperating with a local mobile phone service provider. Our competitors may in the future become even more aggressive in pricing their services. This may lead us to further reduce our prices for similar services, causing our revenue to decline. This high level of competition may also result in a loss of our subscribers and may significantly increase our programming costs, resulting in a decrease in our cash flow and operating margin.

•

On December 31, 2007, Hong Kong’s free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB, launched their digital terrestrial TV, or DTT, service to cover selected geographical areas. ATV and TVB are expected to expand their coverage to cover at least 75% of population by the end of 2008. Subject to further market and technical studies, the Government aims to switch off analog broadcasting by 2012. ATV and TVB’s DTT services include a hybrid digital service of HDTV and multi-channel broadcasting. The addition of free-to-air DTT TV channels in Hong Kong may adversely affect our pay-TV business.

•

Two pay-TV services were launched during the third quarter of 2003. They are operated by the incumbent telecommunications service provider, PCCW, and another telecommunications service provider, Hong Kong Broadband Network. In February 2004, Galaxy Satellite Broadcasting Limited launched its pay-TV service (currently named TVB Pay Vision and 29% owned by TVB, the dominant free-to-air TV operator in Hong Kong). TVB Pay Vision is also included in the PCCW offering. These pay-TV service providers may cause us to lose market share and encounter pricing pressure in the future.

As operators compete aggressively in rates and services, we may need to incur additional programming and marketing costs as well as to lower our rates to retain existing subscribers and attract new ones.

The opening up of our network to other service providers may negatively affect our revenues and profitability.

Under our fixed telecommunication network services license, we are required to open up our network to other telecommunication and TV service providers through interconnection arrangements. Although other service providers have been providing services via their own networks and the pressure of competition to open up our network is not significant, the opening up of our network to other service providers may lead to increased competition which may negatively affect our subscriber base, revenues and operating profit.

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

Any small percentage change in our revenue may significantly affect our consolidated earnings.

In 2007, our total operating expenses accounted for 92% of our total operating revenues. A high proportion of our operating expenses are fixed and do not vary in proportion to the number of our subscribers. Any small percentage change in our revenue may significantly affect our consolidated earnings.

Our network system may fail or shut down, which may adversely affect the quality of our pay-TV or Internet services.

Our network is vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures, network software flaws, transmission cable cuts and other catastrophic events. We may experience failures or shutdowns relating to individual points of presence or even catastrophic failure of our entire network. Any failure of our network, our servers, or any link in the delivery chain, whether from operational disruption, natural disaster or otherwise, may result in an interruption in our operations. Our network may also be vulnerable to computer viruses, break-ins and similar disruptive problems caused by our subscribers or other Internet users. Computer viruses, break-ins or other problems could lead to interruption, delay or cessation in service to our subscribers; compromised security of confidential information stored in the computer systems of our subscribers; and costly litigation. Our insurance coverage may not cover such losses or, even if such losses are covered by our insurance, may not be sufficient to cover all losses arising from such events.

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

Our strategy to diversify into new fields that complement our pay-TV business may not be successful.

Revenue from our pay-TV service represented 77%, 74% and 69% of our total revenues in 2005, 2006 and 2007, respectively. We are seeking to diversify the business of the Group by investing in new products and services. We cannot assure you that this strategy will be successful for the following reasons:

•

In April 2003, we launched a satellite channel servicing primarily hotels that are rated at or above three stars, foreign compounds, and other selected areas in Mainland China. Our target market is highly competitive. The channel has incurred losses since its launch and is expected to continue to incur losses in the near term. In addition, any adverse development in the economic, political or legal environment in Mainland China could have a negative effect on the operations and financial condition of this channel.

•

In March 2005, we established Sundream Motion Pictures to engage in film production. Sundream Motion Pictures has so far released or distributed 12 movies. Although our movies have won various awards, we are new to the film production industry and will have to seek qualified personnel from external sources to be successful. We may not be able to attract personnel with appropriate expertise or experience in the film industry. The financial performance of Sundream Motion Pictures may vary significantly across different financial periods as our production may fluctuate in terms of quantity as well as quality. There is no assurance that this subsidiary will become profitable or that it will not cause volatility in our consolidated earnings.

•

In April 2006, we acquired a 70% stake in Ad On Media, an advertising agency having an exclusive advertising agreement with a PRC magazine called Sanlian Life Weekly. We have launched several publications in the PRC as part of our cross-media strategies. There is no assurance that these businesses will become profitable and may cause volatility in our consolidated earnings.

•

In July 2007, we established Sundream Music Limited (subsequently renamed as Sundream Stars Limited) to engage in the production of concerts in Hong Kong and the PRC and to generate music contents for our pay-TV service and our movie business. Sundream Stars may not be profitable in its initial years of operation or may cause volatility in our consolidated earnings.

If we are unsuccessful in developing these segments to complement our pay-TV business, there may be further decreases in profitability and volume in our pay-TV service If this decline in profitability continues, without offsetting increases in revenues from other services, our business and results of operation will be materially and adversely affected.

Our failure to maintain the adequacy to our internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 could subject us to regulatory actions and may adversely affect our stock price and our ability to raise additional capital.

Beginning with the fiscal year ended December 31, 2006, Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the U.S. Securities and Exchange Commission. The management assessment to be filed is required to include a certification of our internal controls by our Chief Executive Officer and Chief Financial Officer. In addition, our independent registered public accounting firm is required to issue an attestation report on our internal controls over financial reporting as of December 31, 2007.

Although our management has concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2007 was effective and our independent registered public accounting firm has issued an attestation report to the foregoing effect, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to rectify such deficiencies in a timely manner. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still be unable to issue an attestation report concluding that our internal control over financial reporting is effective. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ADSs and ordinary shares and our ability to raise additional capital.

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

As we are principally engaged in the provision of pay-TV and broadband services in Hong Kong, our financial position and the results of our operations will be affected by the conditions of the pay-TV and Internet access markets in Hong Kong, which may in turn be influenced by the general state of Hong Kong’s economy, changes in Hong Kong’s regulatory environment, and changes in demand and usage habits of Hong Kong consumers. We have limited control over any of these factors. The Hong Kong economy has experienced considerable volatility during the late 1990s and from 2000 to 2003, and there can be no assurance that it will not experience volatility in the future. Any downturn in Hong Kong’s economy could adversely affect our business operations.

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

We are a Hong Kong based company and most of our assets are located outside the United States. Substantially all of our current operations are conducted in Hong Kong. In addition, most of our directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether Hong Kong courts would be competent to hear original actions brought in Hong Kong against us or such persons predicated upon the securities laws of the United States or any state.

Forward-looking statements reflect current expectations and may not be correct.

This document contains various forward-looking statements, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements are forward-looking and reflect our current expectations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Such statements are subject to a number of risks and uncertainties, including changes in the economic and political environments in Hong Kong. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the reference to these risks.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

i-CABLE was incorporated under the name Pologreat Limited on May 21, 1999 as a limited liability company under the Companies Ordinance of Hong Kong. We changed our name to i-CABLE Communications Limited with effect from August 27, 1999. Our principal place of business is located at Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong. Our telephone number is (852) 2112-6868. Our registered office is located at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong. The telephone number for our registered office is (852) 2118-8118.

Our agent for service of process in the United States is CT Corporation System, which is currently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

B. Business Overview

We are one of the leading providers of pay-TV, Internet and multimedia services in Hong Kong. We launched our pay-TV service in October 1993. We are one of the largest producers of TV programming in Hong Kong. As of December 31, 2007, we had approximately 882,000 pay-TV subscribers, representing an approximately 12% increase over the previous year. As of December 31, 2007, we offered 103 channels on our network, consisting of 69 basic channels, 30 non-basic channels and four pay-per-view channels.

Our Internet and multimedia service consists of our broadband, media content supply and IP Point wholesale services. We launched our broadband service in March 2000. Based on the statistics provided by the Office of the Telecommunications Authority and our competitors’ results announcements, we are the second largest residential broadband Internet access service provider in Hong Kong in terms of number of subscribers. As of December 31, 2007, we had approximately 306,000 broadband subscribers, representing an approximately 7% decrease over the previous year. As of December 31, 2007, our in-building coaxial network passed over approximately 2,168,000 homes. Within this total, approximately 2,084,000 homes were connected to our fiber optic cable network, out of which approximately 2,056,000 households were “broadband-ready” (i.e., these households were able to subscribe to our broadband service).

We are seeking to diversify the business of the Group by investing in new products and services. As part of this strategy, we established Sundream Motion Pictures in March 2005, acquired a 70% equity interest in Ad On Media in April 2006, and established Sundream Music Limited (subsequently renamed as Sundream Stars Limited) in July 2007. We have launched several publications in the PRC as part of our cross-media strategies. These publications are distributed across major cities in the PRC with the objective of exploiting advertising revenue by leveraging our content capability.

Business Strategy

Our goal is to become Hong Kong’s leading provider of integrated multimedia communications services, encompassing video, data and voice services. We have also started to expand into markets outside of Hong Kong, particularly in Mainland China. Our strategy is to:

Expand our pay-TV subscriber base through programming differentiation. We will seek to continue to provide innovative TV programs targeting local audiences to maintain our market position in news, sports and movies. Our investment in Chinese-language programming has been instrumental to our success to date since most of Hong Kong’s population speaks Cantonese as their primary language. To complement our local programming, we will continue to broadcast sport events and major international channels such as CNN International and BBC World. As of December 31, 2007, we carried 103 program channels on our digital platform. Some of the channels are included in our basic package, while some are available as part of our mini packages. Our channel offerings allow customers to subscribe to any one of our mini packages, without subscribing to our basic package. This packaging flexibility enables us to offer pay-TV services at a lower subscription fee to enhance our pay-TV penetration. We will continue to invest in programming to maintain service differentiation, and to evaluate new genres and programs so that we can offer more packages to existing and new subscribers. We also plan to continue to increase our subscriber number by marketing through direct sales, promotions and advertising. We believe that there is an opportunity to further increase our subscriber number as the market for pay-TV services in Hong Kong develops.

Pursue penetration of our broadband Internet access service. In March 2000, we launched our broadband Internet access service based on cable modem technology. Based on the statistics provided by the Office of the Telecommunications Authority and our competitors’ results announcements, we are the second largest residential broadband Internet access service provider in Hong Kong in terms of number of subscribers. We intend to grow our broadband business through active bundling of our pay-TV and broadband services with local VoIP service provided by Wharf T&T.

Expand beyond pay-TV and broadband Internet platforms. We are one of Hong Kong’s largest producers and suppliers of media content and sell our media content to a number of local and overseas third party broadcasters. Since late 2003, we have been supplying content to the mobile phone industry. We are the exclusive sales agent and the sole content supplier for the “Newsline Express”, an audio-visual system that broadcasts news, entertainment and commercials on commuter trains operated by Mass Transit Railway (“MTR”) Corporation (formerly by Kowloon-Canton Railway Corporation). In the past few years, we made progress in extending our distribution networks with overseas broadcasters and licensing our programs to various broadcasters in the United States, Canada, South East Asia and New Zealand.

Capture cross-media opportunities. In April 2006, we acquired a 70% stake in Ad On Media, an advertising agency having an exclusive agreement with a PRC magazine called Sanlian Life Weekly. We will continue to seek business opportunities in publication advertising in the PRC market as part of our cross-media strategies. We have started to produce movies and our productions to date have not only brought satisfactory box office receipts, but have also won recognitions both in Hong Kong and overseas.

Products and Services

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	For the year ended December 31,
	2005		2006		2007
	HK$	%	HK$	%	HK$	%
	(in millions except percentages)
Pay-TV	1,884	77	1,895	74	1,595	69
Internet and multimedia	558	23	596	23	588	26
Corporate	14	—	74	3	150	6
Inter-segment elimination	(15)	—	(18)	—	(29)	(1)

Total operating revenues	2,441	100	2,547	100	2,304	100

Pay-TV Service

We are one of the largest producers of TV programming in Hong Kong. Our strategy has been to achieve pay-TV penetration through local content production and packaging, consisting primarily of news, movies, exclusive sports programming and general entertainment. As there are limited Cantonese language programming alternatives, we produce our own programming and repackage licensed programming to suit local preferences. We also offer special programming in other languages catering to viewers from different cultural and ethnic groups in Hong Kong.

Our programming channels are available for subscription as part of our basic package or one of our mini-packages. Our basic package consists of 69 channels. We also offer various mini packages to allow customers to subscribe at a lower subscription fee to enhance our pay-TV penetration, and to cater to ethnic minority groups, sports fans and viewers with special interests. News, sports and movies have remained the mainstay of our programming platform. The following summarizes the major programs included in our basic package:

•

News. We offer four Cantonese news channels: Finance Information, News, Top News and Live News. Finance Information (formerly known as News 1) focuses on financial news during trading days and current affairs and documentary programmes during weekends and public holidays. News (formerly known as News 2) features our round-the-clock professional newscast with half-hourly updates. Top News continues to broadcast non-stop news with updates every eight to ten minutes. Live News features important press conferences, Hong Kong legislative council meetings and live breaking news. We have the right to broadcast international news channels such as CNN International, CNN Headline News, BBC World, Bloomberg Television, Al Jazeera English and CNBC Asia. We believe subscribers are attracted to the convenience and quality of our 24-hour news programming.

•

Movies. In January 2006, we restructured our movie channels to form a new movie platform. As of December 31, 2007, we offered six movie channels: Movie 1, Movie 2, HMC 1, HMC 2, MGM and TCM. Movie 1 is dedicated to top Hong Kong movies, while Movie 2 offers highly-acclaimed Asian and international movies. We currently offer two channels under the brand of HMC, or Hollywood Movie Channel, with popular Hollywood titles. In addition, classic movies are featured on MGM and TCM. Through our movie channels on basic and mini packages, we offer a variety of popular Hollywood titles, local blockbusters and special packages catering to our subscribers.

•

Sports. Exclusive and live coverage of sports events has played an important role in attracting new subscribers. Soccer is a popular sport in Hong Kong. We carry the Spanish Primera Liga, the Italian Serie A and the German Bundesliga to cater to the different interests of soccer fans. We will carry the prestigious UEFA Championships League and the UEFA Cup tournaments for three seasons from the 2009 soccer season onwards. We had the exclusive right to broadcast in Hong Kong the 2006 FIFA World Cup and the U.S. PGA Golf Tour from 2007 onwards. Furthermore, we have been given the exclusive right to broadcast in Hong Kong the 2010 FIFA World Cup in South Africa, the 2010 Winter Olympics in Vancouver and the 2012 Summer Olympics in London. We carry major international sports competitions such as NBA basketball, volleyball, table tennis and swimming events. Additionally, our Channel 18 provides comprehensive live coverage of all horse races of the Hong Kong Jockey Club.

•

Others. We also carry a number of acclaimed documentary channels such as Discovery Channel and National Geographic Channel. Our entertainment platform consists of a mix of international, regional and self-produced channels. In the summer of 2003, we launched Entertainment News Channel, a channel providing, for the first time in Hong Kong, round-the-clock show business news as well as programs on lifestyle and fashion trends in Hong Kong, the region and the world.

In 2007, we launched Cable No. 1 Channel featuring programming content of mass appeal. The channel is available to the public for a nominal fee. Our goal is to generate additional advertising revenue by broadening our distribution network to include a larger number of households in Hong Kong.

In addition, we offer four pay-per-view channels. Pay-per-view channels contain adult programs and live sports events for additional fees.

Internet and Multimedia Service

Our Internet and multimedia service consists of three areas:

•

Broadband Internet Access. We are Hong Kong’s second largest residential broadband service provider in terms of number of subscribers. We introduced our broadband Internet access service utilizing cable modem technology under the i-CABLE brand name in March 2000. We charge broadband Internet access subscribers flat fees for unlimited usage.

•

Supply of Internet And Multimedia Content. We believe we are one of the leading video suppliers to mobile operators in Hong Kong. By leveraging our content library production and output, we have enhanced our Chinese language Internet portal to showcase the multimedia capabilities of our broadband Internet access service. To differentiate from other Internet services providers, we offer our TV content on our websites as well as develop new content and applications with content providers. During 2006, we secured Internet transmission rights for important sports events such as the U.S. PGA Golf Tour, the U.S. Tennis Open and the Rugby World Cup 2006 and worked with mobile phone operators on the introduction of mobile versions of stock market news and other market information. During 2007, we launched a new online service called “i-CABLE IPTV”, to widen the video attraction of our portal. In addition, we have been appointed as Hong Kong’s official “New Media Broadcaster” of the 2008 Beijing Olympics with the exclusive right to broadcast the Olympics through Internet and mobile platforms. We intend to deliver at least four channels via the i-CABLE Official Olympics platform (http://2008.i-cable.com). The service will be provided for free to the public from May 5, 2008, including the Olympic Games period starting August 8, 2008.

•

Wholesale of IP Points. We provide Internet Protocol Network point-of-presence, or IP Point, service to Wharf T&T, an affiliate of ours. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our hybrid fiber coaxial, or HFC, cable network for core and last-mile signal transmission. The local VoIP service enables subscribers to make and receive calls using traditional telephone handsets connected to a voice-enabled cable modem. As of December 31, 2007, we provided approximately 159,000 IP Points to Wharf T&T, representing an approximately 5% increase over the previous year.

Others

We are seeking to diversify the business of the Group by investing in new products and services, including the following.

•

Sundream Stars. We established Sundream Music Limited (currently named Sundream Stars Limited) in July 2007. Sundream Stars develops new talent for the music industry, provides programming to our pay-TV platform and caters to the needs of our movie business. It takes advantage of our production and artist training expertise, multiple media platforms and the vast Greater China market potential. A talent quest organized by Sundream Stars in 2007 was attended by over 1,000 high quality aspirants and by top-notched musicians as guest performers and judges. The success of this debut event helped to establish our presence in the local music scene. Sundream Stars also invests in and produces concerts in Hong Kong and the PRC and has staged two major concerts in Beijing featuring top Hong Kong and Chinese artists in early 2008.

•

Publications. We acquired a 70% stake in Ad On Media, an advertising agency with an exclusive advertising agreement to a PRC magazine called Sanlian Life Weekly in April 2006. We have launched several publications in the PRC as part of our cross-media strategies. These publications are distributed across major cities in the PRC with the objective of exploiting advertising revenue by leveraging our content capability.

•

Sundream Motion Pictures. We established Sundream Motion Pictures in March 2005. Sundream Motion Pictures has released or distributed 12 movies. These movies have won various awards, including the Most Recommended Film of the Year and the Best Film, respectively for Eye in the Sky and A Battle of Wits, in Hong Kong. Eye in the Sky further won the Best New Director and the Best New Actor awards in the 27th Hong Kong Film Awards.

Sales and Marketing

We use a variety of marketing methods to attract and retain subscribers. Our marketing strategy is to:

•	achieve high brand awareness;

•	feature live and exclusive sports, popular general entertainment and convenient quality news;

•	develop and retain a team of well-trained sales representatives;

•	integrate our direct sales, advertising, inbound and outbound-telemarketing and other sales channels to optimize subscriber acquisition opportunities;

•	expand into niche markets by offering different programming packages which target subscribers with different price sensitivities;

•	offer packages bundling our pay-TV service with local VoIP service provided by Wharf T&T to attract new subscribers and promote customer loyalty; and

•	promote customer loyalty by offering subscriber benefit programs.

Network Architecture

Our distribution network can be divided into two sections: fiber optic trunk lines, or backbone, and in-building coaxial networks.

We initially broadcast through a microwave system. The microwave system carries scrambled TV signals which travel through fiber optic cables from the cable TV head-end to transmission sites on hilltops and eventually into the subscriber’s home.

We have converted the majority of the trunk transmission from microwave to fiber optic cable. The increased capacity and reliability of fiber optic cable can be utilized to expand the number and quality of services delivered to the subscribers’ premises. A portion of our network trunks is laid along the infrastructure of the MTR Corporation, operator of the subway system in Hong Kong. The subway underground infrastructure provides a stable and protective network environment and facilitates the maintenance of our fiber optic trunk transmission. The in-building coaxial networks, which provide last mile access to the subscribers, remain unchanged except for the installation of the return path modules to existing amplifiers.

Cable TV System

Cable TV consists of a broadband network transmitting multiple channels of videos, images, sound and data between a central facility and a subscriber’s TV over fiber optic and coaxial cable. Our cable TV system consists of three major parts: a head-end, a distribution network, and a home terminal. At the head-end, signals from live studios, video cassette playback machines and servers, and satellites are received, processed, amplified and then sent through a distribution network, which consists of trunk lines, feeder cables and drop cables. Drop cables carry signals into a subscriber’s premises and, ultimately, to TV receivers in the home terminal.

Most of our subscribers live in high-rise apartment buildings that have been wired with in-building coaxial networks. We have been allocated 20 frequency channels by the Telecommunications Authority for TV services. With compression technology, the 20 frequency channels will enable us to broadcast over 100 program channels.

To expand our service to remote areas and outlying islands not previously covered by our fiber network, we launched a 20- channel satellite service in 2004, comprising our flagship channels in news, sports and entertainment.

Broadband Internet Access System

Our HFC cable network is two-way capable. It has the capacity to support additional advanced services by placing telecommunications and data-communications equipment at network nodes to interface with facilities of various Internet service providers, value-added service providers, content providers, network carriers and broadcasters. We use our HFC cable network to provide broadband Internet access service. In order to provide such services, we need to install cable modem head-ends to route the Internet data traffic through our digital transport network.

To better serve our expanding customer base, we have been allocated two additional frequency channels by the Telecommunications Authority for broadband services.

Wholesale of IP Points

We currently provide IP Point connection service to Wharf T&T. Through these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission.

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

Regulations

Regulations on TV Broadcasting

Overview

We conduct our pay-TV business through our subsidiary HKC. HKC is a licensed subscription TV broadcaster and is subject to the provisions of the Broadcasting Ordinance, the Broadcasting Authority Ordinance, the Telecommunications Ordinance and its license and related regulations, codes of practice, guidelines and directions of the Broadcasting Authority. The provisions are administered by the Broadcasting Authority (a statutory body established under the Broadcasting Authority Ordinance) and the Telecommunications Authority. The Broadcasting Authority prescribes rules concerning the content and scope of TV programming, supervises all services provided by TV broadcasters and makes recommendations to the Chief

Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses. The Chief Executive-in-Council issues domestic pay TV program service licenses which grant the right to provide domestic pay TV program services. HKC’s domestic pay TV program service license sets forth the terms and conditions for providing its pay-TV service, including the length and the scope of its programming.

License

HKC provides its pay-TV services under its subscription TV broadcasting license (the “Subscription TV License”) which has been deemed to be a domestic pay TV program service license issued under the Broadcasting Ordinance. The Subscription TV License came into effect on June 1, 1993 and was valid for a period of 12 years until May 31, 2005.

HKC’s Subscription TV License was renewed on June 1, 2003 and amended on September 14, 2004. A further renewal was granted for 12 years from June 1, 2005 with key terms no less favorable than HKC’s previous license. HKC’s Subscription TV License was subsequently renamed the Domestic Pay TV Program Service License. Separately, in June 2005 HKC’s FTNS license was converted to a fixed carrier license to include the transmission of HKC’s TV service under the current regulatory regime, which requires the transmission part of HKC’s TV license to be subject to the Telecommunications Ordinance.

The Broadcasting Authority may require HKC to refrain from broadcasting all or part of certain programs, advertisements or other material where this would result in material breaches of the terms and conditions of the license or violations of applicable law, regulations or public policy.

We also hold a non-domestic TV program service license for the uplink of a satellite channel through our subsidiary, i-CABLE Satellite Television Limited, which was granted by the Broadcasting Authority on October 18, 2001 for a period of 12 years until October 17, 2013. In addition, China International Television Corporation has granted us limited landing right for reception in hotels and selected compounds in the PRC mainland.

Restrictions on Ownership and Control

The Broadcasting Ordinance provides that the majority of directors and majority of principal officers of TV broadcasters such as HKC must be persons who are ordinarily resident in Hong Kong. Persons are considered ordinarily resident in Hong Kong if they reside in Hong Kong for at least 180 days in any calendar year or at least 300 days in any two consecutive calendar years, and have been so resident for at least one continuous period of seven years. The broadcaster must also be incorporated in Hong Kong. Directors ordinarily resident in Hong Kong must also form the majority of the quorum at its board meetings. Following the enactment of the Broadcasting Ordinance, there are no foreign ownership controls over HKC. In other words, HKC’s shareholders may be non-residents of Hong Kong or foreign corporations.

The Broadcasting Ordinance restricts cross-media ownership by barring the following entities from holding a domestic pay or free TV program service license or exercising control of such licensees unless approval from the Chief Executive-in-Council is obtained:

•	advertising agents;

•	companies which are themselves licensees under the Broadcasting Ordinance;

•	sound broadcasting licensees under the Telecommunications Ordinance;

•	proprietors of Hong Kong newspapers; and

•	directors, principal officers, shareholders holding more than a 15% beneficial interest and any associates of the foregoing.

The Broadcasting Authority is also empowered to obtain information as to HKC’s past and present shareholders.

HKC is prohibited from transferring any part of its Domestic Pay TV Program Service License to another company.

Programming

HKC is required to broadcast announcements of public interest and publicity material relating to the Broadcasting Authority but is not otherwise obligated to broadcast a minimum number of channels. The maximum number of channels is set by frequency availability and such number of channels that we may use in any in-building coaxial cable distribution system cannot exceed 20 unless it is otherwise approved by the Telecommunications Authority. Each channel, except for pay-per-view channels, must broadcast for not less than five hours per day. We believe we have satisfied these programming requirements.

Regulatory Developments

The Hong Kong Government has adopted the policy of liberalizing the TV broadcasting market, including the pay-TV market, with the aim of increasing competition. The Hong Kong Government awarded four new pay-TV licenses in late 2000. Three of these operators have since surrendered their licenses to the Hong Kong Government. The remaining operator, Galaxy Satellite Broadcasting Limited, 29% of which is owned by Hong Kong’s dominant free-to-air TV operator TVB before TVB restructured its interest therein in January 2008 by reducing its voting control to less than 15%, launched its pay-TV service in February 2004 and was renamed TVB Pay Vision Ltd. in 2006. Two new pay-TV services were launched in 2003 and 2004 respectively. They were operated by the incumbent telecommunications service provider, PCCW Media Limited, and another telecommunications service provider, Hong Kong Broadband Network Limited, respectively.

The Hong Kong Government announced in July 2004 the implementation framework for digital terrestrial TV, or DTT. The existing two terrestrial TV broadcasters, ATV and TVB launched DTT at the end of 2007 and are required to expand coverage to at least 75% of Hong Kong in 2008. Subject to further market and technical studies, the Hong Kong Government aims to switch off analogue broadcasting in 2012.

The Hong Kong Government launched a public consultation on the proposed creation of a unified carrier license (“UCL”) under the Telecommunications Ordinance in December 2007 as a single licensing vehicle for fixed, mobile and/or converged services in its consultation paper entitled “Consultation Paper on the Creation of a Unified Carrier License under the Telecommunications Ordinance”. Separately, the Telecommunications Authority conducted a public consultation on the detailed licensing framework for the UCL in a consultation paper entitled “Licensing Framework for Unified Carrier License”. The Telecommunications (Carrier Licenses) (Amendment) Regulation 2008 (the “Regulation”) was published in the Government Gazette on May 16, 2008 after the two consultations concluded. Following the discussion by the Legislative Council on May 21, 2008, the Regulation will become effective on August 1, 2008, by virtue of which either the UCL will replace our existing fixed carrier license upon its expiry (in January 2015), subject to the approval of extension of operation of our existing license, or we may apply to convert our unexpired fixed carrier license to a UCL at any earlier time. As for the validity period of the UCL, there will be a 15-year validity period without automatic renewal upon expiry while for conversion of our existing carrier license without any change in the scope of services, the UCL to be issued to us will have a validity period the same as the unexpired term of our original carrier license. A fixed annual fee of HK$1million is payable where the licensee is authorised to provide fixed local and/or mobile services, or a lesser amount of HK$100,000 where the licensee provides fixed external services and/or mobile services other than land mobile services only. There will also be a subscriber based fee component of HK$8 per customer connection payable per annum. Another annual fee of HK$3 for each subscriber number allocated to us will be payable, regardless of whether the number has been assigned to end customers or not.

The Hong Kong Government has consulted the industry on proposals to set up a unified regulator by merging the Broadcasting Authority and Telecommunications Authority for co-ordinated regulation of a converging electronic communications sector, encompassing broadcasting, telecommunications and information technology. There has been no further development on this issue after the public consultation concluded on June 2, 2006.

The Hong Kong Government is also consulting the industry on proposals with respect to point-to-multipoint mobile TV services in Hong Kong and is seeking the industry’s views on two options: either to license and regulate mobile TV as a new category of television program service under the Broadcasting Ordinance or to regulate mobile TV by general laws as is currently the case, but require the industry to implement a code of practice for self-regulation. Subject to the comments to be received in the consultation exercise, the Telecommunications Authority aims to auction the relevant frequency spectrum in early 2009.

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

The Telecommunications Ordinance was amended when the Telecommunications (Amendment) Ordinance 2000, or the Amended Ordinance, came into effect on June 16, 2000. The general effect of the Amended Ordinance is to enhance competition safeguards, improve interconnection and access arrangements to telecommunications services, streamline licensing procedures and provide the Telecommunications Authority with powers over certain technical areas such as radio spectrum management. The competitive safeguards, which include provisions to deal with anti-competitive practices, the abuse of a dominant position, misleading and deceptive conduct, and discrimination, are administered and enforced by the Telecommunications Authority and represent the first occasion on which competition law principles have been included in legislation in Hong Kong. The Amended Ordinance also significantly increased penalties for breach of license conditions. In addition, under the Telecommunication (Amendment) (No. 2) Regulations 1999, the scope of services received and distributed by satellite master antenna TV systems (“SMATV”) has been extended to cover subscription satellite TV services licensed in Hong Kong and, from January 1, 2000, telecommunications messages intended for users of the satellite system. In addition, the Telecommunications Authority issued five wireless fixed telecommunication network services (“FTNS”) licenses in 2000. As of April 9, 2008, a total of 43 FTNS licenses, consisting of wireline-based FTNS, local wireless FTNS, FTNS for distribution of domestic free tv programme service, satellite-based external FTNS and cable based external FTNS, have been issued.

Licenses

In general, under the Telecommunications Ordinance, a person who establishes and maintains a means of telecommunications in Hong Kong requires a license to do so.

In order to provide Internet access and services, a public non-exclusive telecommunications services (“PNETS”) license is required to be obtained from the Telecommunications Authority. iNOL is a wholly-owned subsidiary of the Company and holds a PNETS license to operate our Internet business. The Telecommunications Authority may cancel or suspend the PNETS license at any time for up to 12 months for contravention of any provision of the Telecommunications Ordinance or any condition of the PNETS license. The Internet and online content businesses of iNOL have been transferred to HKC with effect from January 1, 2007 and HKC operates the Internet business under its fixed carrier license.

HKC previously held a FTNS license by which it was authorized to provide broadband services utilizing the HFC part of its subscription TV network. The FTNS license was converted to a fixed carrier license in June 2005 to include the transmission of TV services in line with the current telecommunications regulatory regime with terms no less favorable than the previous license. The license is valid until January 2015. The fixed carrier license removes the restriction contained in HKC’s previous license that its telecommunications services must be provided via the HFC network we built for the delivery of pay-TV services, and we therefore now have greater flexibility in the introduction of service enhancements or new telecommunications services.

The Telecommunications Authority initially assigned to us one pair of frequency channels on the in-building coaxial network (one upstream channel and one downstream channel) for the operation of our cable modem broadband Internet service. An additional frequency was granted to us in May 2005 to cope with demands on traffic with the expansion of our customer base.

Regulatory Developments

In January 2002, the Telecommunications Authority announced its policy on the implementation of the full liberalization of the local FTNS market in Hong Kong from January 1, 2003 which followed the liberalization policy announced in May 1999 to license the operation of additional wireline-based fixed networks when the moratorium on issuing new local FTNS licenses ended on December 31, 2002. Since January 1, 2003, the local and external FTNS market has been fully liberalized and there is no pre-set limit for number of licenses for the operation of local wireline-based fixed networks. In January 2003, three new local wireline-based FTNS licenses were granted, including two that were granted to local wireless FTNS licensees by modifying their licenses to include the operation of local wireline-based FTNS. As of April 9, 2008, there were ten local wireline-based FTNS licensees.

In July 2004, a new provision of the Telecommunications Ordinance came into force. This anti-competition provision specifically regulates the conduct of all carrier licensees (in particular merger and acquisition transactions) in the Hong Kong telecommunications industry by giving the Telecommunications Authority the power to review the conduct and transactions concerning carrier licensees and to take appropriate actions if it determines that the transaction would, or is likely to, prevent or substantially lessen competition in a telecommunications market. The Telecommunications Authority has the power under this provision to conduct an investigation into any transaction giving rise to concern. It might consent to the transaction (unconditionally or subject to any conditions it deems appropriate) or reject the transaction outright. The decision of the Telecommunications Authority will take account of whether the transaction will adversely affect the public interest and benefit. This provision may have an adverse effect on our ability to grow our business through mergers and acquisitions.

In addition, the Telecommunications Authority has issued two guidelines on interconnection, namely, “Guideline on Interconnection between In-Building Coaxial Cable Distribution Systems” and “Guideline on Availability and Provisioning of Blockwiring for Type II Interconnection” on April 22, 2005 and July 28, 2005 respectively addressing the issues on interconnection between, or to, in-building coaxial cable distribution systems and blockwiring systems in a building or buildings within the same property development.

The Telecommunications Authority has consulted the industry on the provision of broadband wireless access (“BWA”) services in Hong Kong, in December 2004, August 2005 and May 2007 respectively. It is proposed that the BWA frequency spectrum, namely, the 2.3-2.4 GHz band and the 2.50 – 2.69 GHz band will be allocated by auction and two pieces of subsidiary legislation under the Telecommunications Ordinance will be legislated subject to negative vetting by the Legislative Council. It is planned that the auction will be conducted in the fourth quarter of 2008.

As mentioned in the section above entitled “Regulatory Developments” in the section “Regulations on TV Broadcasting”, the Telecommunications (Carrier Licenses) (Amendment) Regulation 2008 will become effective on August 1, 2008 whereby a single class of UCL will replace the existing fixed and mobile carrier service license either upon its expiry in January 2015 or upon our earlier application for conversion of the same.

C. Organizational Structure

The chart below represents i-CABLE’s organizational structure as of December 31, 2007. All companies were established under the laws of Hong Kong, except for (i) Apex Victory Limited, i-CABLE China Limited, i-CABLE Enterprises Limited, i-CABLE Sports (BVI) Limited, i-CABLE International Distribution (BVI) Limited and i-CABLE Capital Limited (formerly i-CABLE Ventures Limited), which were established under the laws of the British Virgin Islands; and (ii) Guangzhou Kuan Xun Customer Services Company Limited, Guangzhou Dong Liang Cai Movie and Television Technology Consultation Company Limited, Ad On Media Limited, Movie Ad On Media Limited and i-CABLE Media Consultancy (Beijing) Limited, which were established under the laws of the PRC. All of our subsidiaries are 100% owned unless otherwise specified and are consolidated in our financial statements.

(1)	Teamwork Zhouran Advertising Limited until renamed to Ad On Media Limited on April 3, 2007.

(2)	Sundream Music Limited commenced business operations on July 31, 2007 until renamed to Sundream Stars Limited on June 16, 2008.
(3)	100% issued shares of the company were transferred from Cable Network Communications Limited to i-CABLE Media Limited on August 6, 2007.
(4)	i-CABLE Ventures Limited until renamed to i-CABLE Capital Limited on July 4, 2007.
(5)	The Group subscribed 30% of the share capital of the company on September 30, 2007.

D. Property, Plant and Equipment

We own most of our cable systems distribution networks and lease some fiber links for our microwave network. We have licenses to use the signal reception sites that house our antenna towers and head-ends and microwave complexes. We have entered into an agreement with Wharf T&T for the shared use and maintenance of some of the ducts that house our network. We lease office space from Wharf in Tsuen Wan, Hong Kong, for our principal executive offices and programming production studios. The physical components of our network require maintenance and periodic rebuilding to keep pace with technological advances. We believe that our properties, both owned and leased, are in good condition and are legally and physically suitable and adequate for our business operations as presently conducted and as proposed to be conducted.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. The financial information presented below has been extracted from the financial statements of the Company and its subsidiaries as prepared in accordance with Hong Kong GAAP. A reconciliation of our net profit and shareholders’ equity as prepared in accordance with U.S. GAAP is also separately provided in note [40] to our Consolidated Financial Statements. Unless otherwise indicated, all financial information in this annual report is presented in Hong Kong dollars as of December 31, 2007. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the Hong Kong Dollar Noon Buying Rate at December 31, 2007, which was HK$7.7984 per US$1.00. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other particular rate on December 31, 2007 or any other date. Sums may not add due to rounding.

A. Operating Results

Overview

We are one of the leading providers of pay-TV, Internet and multimedia services in Hong Kong. For the year ended December 31, 2007, we generated 69% of our revenues from our pay-TV service, with the remainder mainly derived from our Internet and multimedia service.

A significant portion of the revenue from our pay-TV service in recent years has been derived from subscription and advertising revenues. We launched our pay-TV service in Hong Kong in October 1993. As of December 31, 2007, our in-building coaxial network passed over approximately 2,168,000 homes, of which 2,084,000 have been connected to our fiber optic cable network. As of December 31, 2007, we had approximately 882,000 pay-TV subscribers, representing an approximately 12% increase over the previous year.

A significant portion of the revenue from our Internet and multimedia service in recent years has been derived from broadband subscription revenue. We began to offer broadband Internet access service through our HFC cable network in March 2000. As of December 31, 2007, we had approximately 306,000 broadband Internet subscribers. As part of our Internet and multimedia service, we provide wholesale service of IP Points to Wharf T&T and charge a service fee that is determined based on the number of IP Points provided. Through these IP Points, Wharf T&T provides local VoIP service to the residential market by utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2007, approximately 159,000 IP Points were provided to Wharf T&T by us.

Our business activities are conducted primarily in Hong Kong. For each of the years 2005, 2006 and 2007, less than 10% of our revenues were derived from activities conducted outside Hong Kong.

We are seeking to diversify the business of the Group by investing in new products and services. As part of this strategy, we established Sundream Motion Pictures in March 2005, acquired a 70% equity interest in Ad On Media in April 2006, and established Sundream Music Limited (subsequently renamed as Sundream Stars Limited) in July 2007. We have launched several publications in the PRC as part of our cross-media strategies. These publications are distributed across major cities in the PRC with the objective of exploiting advertising revenue by leveraging our content capability. The results of operations of these subsidiaries were consolidated into our financial statements as from their respective dates of acquisition or incorporation, as the case may be. None of these subsidiaries have had a material effect on our financial condition or results of operations.

Principal Components of Our Income Statement

Service Revenues

Our service revenues consist primarily of the following:

•

Revenue from pay-TV service. Subscription fees charged to our pay-TV customers for basic, mini package and pay-per-view services account for a significant portion of our pay-TV revenues. We also generate revenue from the provision of installation and other support services. We derive additional pay-TV revenues from advertising income, program-guide sales and, satellite TV systems services.

•	Revenue from Internet and multimedia service. A significant portion of the revenue from our Internet and multimedia service is derived from broadband service.

Operating Expenses

Our operating expenses consist primarily of the following:

•

Programming costs. Programming costs are costs incurred for the acquisition, production and broadcasting of programming, and the amortization of programming rights and represent the largest component of our operating costs.

•

Network and other operating expenses. Network and other operating expenses include our network maintenance and operating costs for the expanding network, telecommunication expenses for Internet services, other technical support costs as well as our customer service and billing costs.

•

Selling, general and administrative expenses. Selling, general and administrative expenses include expenses incurred for marketing, sales and administration, information systems support and other corporate support services.

•	Depreciation. Depreciation includes the depreciation of property, plant and equipment.

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

The following table reconciles our net income under Hong Kong GAAP to our definition of adjusted EBITDA for the periods indicated:

	Year ended December 31,
	2003	2004	2005	2006	2007
	(HK$ in millions)
Adjusted EBITDA	789	828	760	627	545
Adjustments:
Interest income	8	—	3	12	21
Finance costs	(16)	—	—	—	—
Non-operating income/(expenses)	(10)	1	1	(1)	2
Income tax (expense)/credit	(13)	43	245	(29)	(16)
Impairment loss on investment	—	—	(2)	—	(2)
Depreciation	(539)	(532)	(481)	(428)	(367)
Net profit	220	340	527	181	183

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

We believe that revenue recognition, deferred tax assets, useful lives of long-lived assets, impairment provisions for property, plant and equipment, program library, unlisted equity securities and goodwill (U.S. GAAP only) and write-down of receivables and inventories to net realizable value involve accounting policies which are most affected by management’s use of judgment and estimates. Please see note [36] to our consolidated financial statements for a discussion of judgment and estimates used in these areas.

Revenue recognition

Revenue is recognized in the statement of operations provided it is probable that economic benefits will flow to us and revenues and costs, if applicable, can be measured reliably. Provision of pay-TV services, Internet broadband access services, and IP Point wholesale services is recognized at the time when the services are provided. Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs. Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in Notes 2(l)(i) and 2(l)(ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

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

Management considers that a key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. As explained in Note 2(n), all deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized, are recognized. It is possible that adverse changes to the operating environment or our corporate organization structure could cause a future write-down of the deferred tax assets recognized.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 2(t)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 2(m)). Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable TV system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, estimated at the time such assets are acquired and based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period.

If these changes were to occur more rapidly than anticipated or in a different form from what was anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Under certain circumstances, we may have an obligation to dismantle part of our network upon request by concerned parties. Owing to the absence of such history and lack of sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates have not been specified by others and information is not available to apply an expected present value technique, no reliable estimates can be reasonably made in respect of such potential obligation.

Programming library

Programming library consists of presentation rights for commissioned programs and acquired programs for showing on our TV channels, and commissioned programs and films for licensing purposes. Presentation rights are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is other than indefinite) and any impairment losses (see Note 2(t)). Amortization is charged to the statement of operations on an accelerated basis over the license period or over the estimated number of future showings. Subsequent expenditure on programs after initial acquisition is recognized as an expense when incurred.

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

Net realizable value of commissioned programs and films are estimated based on their projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programs with comparable budgets, casts, or other relevant qualities. If revenue actually generated were to fall short of our forecasts, or there are changes in total projected ultimate gross revenues or ultimate participation costs, amortization may need to be adjusted, or impairment provision may need to be made to estimate the carrying value of individual program or film to its realizable amount.

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

Results of Operations

The following table summarizes our results of operations under Hong Kong GAAP for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
	(HK$ in millions)
Service revenues	2,441	2,547	2,304

Operating expenses
Programming costs	(864)	(1,005)	(950)
Network and other operating expenses	(398)	(451)	(419)
Selling, general and administrative expenses	(419)	(465)	(390)
Depreciation	(480)	(428)	(367)

Total operating expenses	(2,161)	(2,349)	(2,126)

Profit from operations	280	198	178
Non-operating income/(expenses)	1	—	2
Interest income	3	12	21
Impairment loss on investment	(2)	—	(2)
Finance costs	—	—	—

Profit before taxation	282	210	199
Income tax (expense)/credit	245	(29)	(16)

Net profit	527	181	183

2007 Compared to 2006

Service Revenues

Our service revenues in 2007 decreased by HK$244 million, or 10%, to HK$2,304 million from HK$2,548 million in 2006. Service revenues from our pay-TV business in 2007 decreased by HK$300.1 million, or 15.8%, to HK$1,595 million from HK$1,895 million in 2006. The decrease reflected decreases in subscription and to a lesser extent in advertising revenues. The decrease in subscription revenues was primarily due to the lower-yield mini packages, the effects of which were partially offset by an increase in our pay-TV subscriber base to 882,000 in 2007 from 786,000 in 2006. Service revenues from our Internet-related services in 2007 decreased slightly by HK$8 million, or 1%, to HK$588 million from HK$596 million in 2006. The decrease was primarily due to the decrease in our broadband subscriber base to 306,000 in 2007 from 328,000 in 2006. Service revenues from our Internet-related services accounted for 26% of our total service revenues in 2007 as compared to 23% during the previous year.

Operating Expenses

Our operating expenses including depreciation decreased by HK$223 million, or 10%, to HK$2,126 million in 2007 from HK$2,349 million in 2006, with the following breakdown:

Programming Costs. Programming costs decreased by HK$55 million, or 6%, to HK$950 million in 2007 from HK$1,005 million in 2006, primarily due to the carriage of FIFA World Cup in 2006 and the absence of English Premier League in the second half of 2007.

Network and Other Operating Expenses. Network and other operating expenses decreased by HK$32 million, or 7%, to HK$419 million in 2007 from HK$451 million in 2006, primarily due to the network staff reorganization to increase operating efficiency in the second half of 2006.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by HK$75 million, or 16%, to HK$390 million in 2007 from HK$465 million in 2006, due primarily to lower expenditures on advertising.

Depreciation. Depreciation expenses decreased by HK$62 million, or 14% to HK$367 million in 2007 from HK$428 million in 2006, primarily due to lower depreciation charges on network assets and customer premises equipment following the expiry of their depreciation cycles.

Operating Profit

We recognized an operating profit of HK$178 million in 2007, representing a HK$21 million, or 10%, decrease compared to HK$199 million in 2006.

Interest Income and Net Finance Costs

Interest income increased to HK$21 million in 2007 from HK$12 million in 2006, mainly due to an increase in interest income from deposits with banks and financial institutions. Net finance costs increased by 157% to HK$18,000 in 2007 from HK$7,000 in 2006 mainly due to a fair value gain on forward foreign exchange contracts in 2006, whereas there was no similar gain in 2007. The effect of this was partially offset by a decrease in finance charges on obligations under finance leases in 2007.

Income tax expenses

Income tax expenses decreased by HK$12 million, or 42%, to HK$17 million in 2007 from HK$29 million in 2006, due to lower utilization level of deferred tax assets arising from tax losses previously recognized in 2007.

Net Profit

We recorded a net profit after taxation of HK$183 million in 2007, representing an increase of HK$2 million, or 1%, from HK$181 million in 2006. Basic and diluted earnings per share for 2007 were 9.0 Hong Kong cents, same as the basic and diluted earnings per share in 2006.

2006 Compared to 2005

Service Revenues

Our service revenues in 2006 increased by HK$107 million, or 4%, to HK$2,548 million from HK$2,441 million in 2005. Service revenues from our pay-TV business in 2006 increased slightly by HK$11 million, or 0.6%, to HK$1,895 million from HK$1,884 million in 2005. The increase in service revenue was primarily due to an increase in airtime sales revenue. Further, there was a net increase of subscribers to 48,000 in 2006 from 36,000 in 2005. Service revenues from our Internet-related services in 2006 increased by HK$38 million, or 7%, to HK$596 million from HK$558 million during the previous year due to a 2% growth in broadband subscribers and a 40% increase in VoIP lines in service. Net increase in broadband subscribers, however, decreased to 7,000 in 2006 from 29,000 in 2005. Service revenues attributable to our Internet-related services accounted for 23% of our total service revenues in 2006, representing a 1% increase as compared to 23% during the previous year.

Operating Expenses

Our operating expenses including depreciation increased by HK$188 million, or 9%, to HK$2,349 million in 2006 from HK$2,161 million in 2005, with the following breakdown:

Programming Costs. Programming costs increased by 16% to HK$1,005 million in 2006 from HK$864 million in 2005, primarily due to the carriage of 2006 FIFA World Cup, the addition of HMC2 and other programming enhancements of our movies platform and the production costs of films released by Sundream Motion Pictures during the year.

Network and Other Operating Expenses. Network and other operating expenses increased 13% to HK$451 million in 2006 from HK$398 million in 2005, primarily due to increase in customer fulfillment costs, as well as the cost of sales and reorganization costs of HK$11 million pertaining to network team reorganization to increase operating efficiency during the year.

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

Interest Income and Net Finance Costs

Interest income increased to HK$12 million in 2006 from HK$3 million in 2005, mainly due to an increase in interest income from deposits with banks and financial institutions. Net finance costs decreased by 95% to HK$7,000 in 2006 from HK$134,000 in 2005 mainly due to repayment of bank loans and overdrafts from prior years.

Provision for income tax

Income tax of HK$29 million in 2006 included a net reversal of HK$28 million of deferred tax expense for the year compared to a deferred tax credit of HK$305 million in 2005 from recognition of tax losses previously not recognized.

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

The description of the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to i-CABLE, including the offset of goodwill against reserves, the reversal of impairment write down, installation fees, costs and subscription fees, and share option compensation expense, is provided in Note [40] to our consolidated financial statements. A reconciliation of net profit for the three years ended December 31, 2005, 2006 and 2007 and shareholders’ equity as of December 31, 2006 and 2007 under Hong Kong GAAP to the comparable amounts determined under U.S. GAAP is also provided in Note [40] to our consolidated financial statements.

Net profit and total shareholders’ equity under Hong Kong GAAP as compared to the amounts determined under U.S. GAAP is set forth below:

	As of and for the years ended December 31,
	2005	2006	2007
	(HK$ in millions)
Net profit:
Hong Kong GAAP	527	181	183
U.S. GAAP	495	190	190

Total Shareholders’ equity:
Hong Kong GAAP	2,248	2,262	2,271
U.S. GAAP	2,263	2,282	2,298

B. Liquidity and Capital Resources

During the first few years of our business, we financed our operations and capital expenditure requirements primarily through a shareholder’s loan from Wharf, cash flows from operations, proceeds from the issuance of convertible bonds and proceeds from our initial public offering. In October 2002, we redeemed prior to maturity HK$1,500 million out of HK$1,800 million outstanding balance of our fixed rate convertible bonds. The balance of the convertible bonds amounting to HK$300 million was fully redeemed upon their maturity in November 2003. These fixed rate convertible bonds were held by a subsidiary of Wharf. We also repaid all of our bank borrowings in 2003.

As of December 31, 2007 we had cash and cash equivalents of HK$642 million, current assets of HK$834 million and current liabilities of HK$532 million. Our current ratio was 1.57.

During 2007, net cash generated from operating activities amounted to HK$615 million, a decrease of HK$174 million or 22% from HK$789 million in 2006, mainly due to increased deposits and prepayment for program acquisition and program right. Cash used in investing activities in 2007 totaled HK$381 million, compared to cash used in investing activities of HK$383 million in 2006, mainly on acquisition of property, plant and equipment and programming library. Cash used in financing activities in 2007 totaled HK$179 million, compared to cash used in financing activities of HK$172 million, mainly due to repurchase of our own shares. We believe that cash generated from our operations and funds available from external sources, together with our current cash and cash equivalents, will be sufficient to cover our operating and capital expenditures for the next 12 months.

The following table sets forth a summary of our statements of cash flows under Hong Kong GAAP for the years ended December 31, 2005, 2006 and 2007:

	As of and for the year ended December 31,
	2005	2006	2007
	(HK$ in millions)
Net cash inflow from operating activities	784	789	616
Net cash outflow from investing activities	(385)	(383)	(381)
Net cash outflow from financing activities	(162)	(172)	(179)

Net increase in cash and cash equivalents	237	234	56

We have established treasury and funding policies, guidelines and control procedures which are designed to ensure that we maintain an optimal level of liquidity to support current and future business requirements and to meet our liabilities when due.

We expect that our principal liquidity requirements for 2008 will include our expected capital expenditure primarily through cash flow from operations.

If the primary sources of funding are inadequate to meet our liquidity requirements and borrowing commitments, or if we pursue new projects, we may need to raise capital in the future. Depending on our capital requirements, market conditions and other factors, we may raise additional funds through debt or equity offerings or through the sale of assets. We have arranged short term bank credit facilities of approximately HK$199 million to meet any future cash outflow. In the event that such financing cannot be obtained, we may have to scale back our business expansion plans.

Capital Expenditures

Our capital expenditures in 2007 decreased by HK$35 million, or 15%, to HK$203 million from HK$238 million in 2006. Capital expenditures in 2007 consisted primarily of investments in network upgrade and expansion, computer systems and leasehold buildings, as well as in TV production facilities. Investments on these items are expected to constitute our major capital expenditures in 2008. In order to provide much-enhanced anti-piracy features and flexibility of introducing new services, such as high definition TV and interactive services, we have entered into a sale and purchase agreement in connection with our plan to purchase a new conditional access system and next generation set-top box in May 2008. The amount to be invested by us in this project has not been finalized. Please refer to Note [35] (c) to our consolidated financial statements for the year ended December 31, 2007 for greater details.

Investments in our programming library in 2007 decreased by HK$12 million or 9% to HK$128 million from HK$140 million in 2006.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments as of December 31, 2007:

	2008	2009-2011	2012 and thereafter	Total
Operating leases	17.2	24.0	51.8	93.0
Capital commitments
Authorized and contracted for	21.2	—	—	21.2
Programming and other commitments
Authorized and contracted for	701.4	—	—	701.4

	739.8	24.0	51.8	815.6

We have operating leases for our premises and certain office equipment, some of which have future minimum non-cancelable lease payments and do not allow for early termination by us without cause. As of December 31, 2007, our minimum lease payment commitments under such operating leases totaled HK$93 million.

As of December 31, 2007, our contractual commitments in respect of plant, equipment, investment in prospective subsidiary and associate, leasehold improvements and programming rights and services amounted to HK$723 million. We expect to meet these commitments from our current cash on hand and additional cash to be generated from future operations.

C. Research and Development, Patents and Licenses, etc.

We did not engage in any research and development activities during 2005, 2006 and 2007.

D. Trend Information

Pay-TV Services

Since the launch of our pay-TV service in October 1993, our pay-TV subscriber base has increased annually. During 2007, our total pay-TV subscriber base increased by approximately 12% to approximately 882,000. In the future, we plan to increase our pay-TV subscriber base by marketing through direct sales, promotions, and advertising. Although our pay-TV subscribers have continued to grow, the market for pay-TV in Hong Kong is increasingly competitive. This high level of competition may reduce our pay-TV revenue, resulting in a decrease in our cash flow and operating margin. The number of our pay-TV subscribers may increase at a slower pace or even decrease in 2008 with intensifying competition. See “Item 3—Key Information—Risk Factors—The competition we face from other TV broadcasters and Internet service providers may cause us to lose market share”.

In 2005, we established three content production subsidiaries, namely i-CABLE News Limited, i-CABLE Sports Limited and i- CABLE Entertainment Limited, through which we operate our news, sports and entertainment production, respectively. We believe the changes will give our various program production units greater flexibility in managing their resources, exploiting their assets and exploring new markets in their respective fields, which would in turn make our production capabilities more efficient and market driven. During the year, we changed the line-up of our news and movie channels. See “Item 4.B Business Overview—Programming—Pay-TV Services”.

We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive our pay-TV service illegally. Although we have substantially completed migrating our transmission from analog to digital platforms in order to limit the extent of piracy, illegal viewing activities have continued and we are aware that pirated digital set-top-boxes are available in the market. Despite the deployment of anti-piracy measures, we expect manufacturers or vendors of unauthorized pay-TV decoders to attempt to overcome our digital encryption methods. In addition, Internet video streaming on peer-to-peer platform has surfaced as another form of illegal viewing. If we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may grow. Such illegal viewing activities will adversely affect the growth of our pay-TV subscriber base and our subscription revenue. See “Item 3—Key Information—Risk Factors—Illegal viewing activities may affect our pay-TV subscriber growth and subscription revenue”.

The English Premier League had been the most popular soccer event on our platform until our exclusive right to broadcast this sports event in Hong Kong expired in May 2007. Due to the high costs of the telecasting rights for the next three seasons spanning from August 2007 through May 2010, we were not able to renew the contract for the English Premier League. Our pay-TV revenue may be significantly and adversely affected as a result.

Broadband Access Service

Although our broadband subscribers decreased by approximately 7% to 306,000 in 2007, we intend to increase our broadband subscriber base by marketing through direct sales, promotions, advertising, and offering competitive prices. The growth of our broadband subscriber base may be contingent on the growth in the demand for broadband services in Hong Kong, although critical issues concerning the increased use of the Internet may adversely affect future demand for our broadband Internet access service. See “Item 3—Key Information—Risk Factors—Demand for our broadband Internet access service may continue to decline”.

The market for Internet access and related services in Hong Kong is highly competitive and has almost saturated. This high level of competition may reduce our market share and broadband revenue, resulting in a decrease in our cash flow and operating margin. From 2005, the offer of bundled services, i.e., voice, data and pay-TV services had enabled us to reach out to new customers. As a result, an operating profit of HK$78 million, HK$129 million and HK$180 million was achieved for 2005, 2006 and 2007, respectively, reversing operating loss in previous years. However, we believe broadband services have become a commodity product that is highly sensitive to price. Competition in the segment, especially competitors’ high bandwidth services, will continue to exert pressure on our income and market share. We will continue to enhance our service quality and introduce more value-added services to expand our market share in the broadband segment. See “Item 3—Key Information—Risks Factors—The competition we face from other TV broadcasters and Internet service providers may cause us to lose market share”.

Some of our competitors offer broadband Internet access service with bandwidth advantage over our broadband Internet access service in the residential market. We may need to incur substantial capital expenditures to keep pace with our competitors’ technological developments. See “Item 3—Key Information—Risks Factors—We may need to incur substantial capital expenditures to keep pace with technological developments or our customers’ demand for new products and services. This may adversely affect our financial condition”.

IP Point Wholesale Service

We currently provide IP Point wholesale service to Wharf T&T and charge a service fee that is determined based on the number of IP Points provided. See “Item 7—Major Shareholders and transactions—Related Party Transactions”. With these IP Points, Wharf T&T provides local VoIP service to the residential market, utilizing our HFC cable network for core and last-mile signal transmission. As of December 31, 2007, we provided approximately 159,000 IP Points to Wharf T&T.

Media Content Supply Service

We seek to continue to launch new and enhanced Internet and telecommunications services by capitalizing on our HFC cable network, local content production expertise, as well as our brand name, marketing and customer service infrastructure. In 2006, we secured Internet transmission rights for important sports events such as the U.S. PGA Golf Tour, the U.S. Tennis Open and the Rugby World Cup 2006. In 2007, we introduced a new online service “i-CABLE IPTV”, to widen the video attraction of our portal. In 2008, we intend to deliver the Olympic games through at least four channels via the i-CABLE Official Olympics platform. With our capacity to offer live digital content as well as the abundance of digital content in our library, we are seeking to increase our supply of media content to other service operators, such as 3G mobile service operators.

At the same time, we are supplying our programming service to other media. We are the exclusive sales agent and the sole content supplier for the “Newsline Express”, an audio-visual system which broadcasts news and commercials on MTR trains.

Satellite TV Service in Mainland China

In April 2003, we launched a satellite channel servicing hotels rated at or above three stars, foreign compounds and other selected areas in the PRC. The channel features live and updated reporting of events in the entertainment world. The channel started to generate advertising revenue in 2006, but our target market is highly competitive and the channel is expected to continue to incur losses and may not become profitable for the foreseeable future. See “Item 3—Key Information—Risk Factors—We are diversifying our business into new market and new areas. These new ventures may cause volatility in our consolidated earnings and may not become profitable”.

Film and Music Production

Sundream Stars (formerly known as Sundream Music Limited) and Sundream Motion Pictures are our wholly-owned subsidiaries engaging in the music and film production. However, these subsidiaries may cause volatility in our earnings and may not be profitable. See “Item 3—Key Information—Risk Factors—Our strategy of entering into new ventures to complement our pay-TV business may not be successful”.

•

Sundream Stars. We established Sundream Music Limited (currently named Sundream Stars Limited) in July 2007. Sundream Stars develops new talent for the music industry, supports the programming on our pay-TV platform and caters to the needs of our movie business. It takes advantage of our production and artist training expertise, multiple media platforms and the vast Greater China market potential. A talent quest organized by Sundream Stars in 2007 was attended by over 1,000 high quality aspirants and by several top-notched musicians as guest performers and judges. The success of this debut event helped to establish our presence in the local music scene. Sundream Stars also invests in and produces concerts in Hong Kong and the PRC and has staged two major concerts in Beijing featuring top Hong Kong and Chinese artists in early 2008.

•

Sundream Motion Pictures. We established Sundream Motion Pictures in March 2005. Sundream Motion Pictures has released or distributed 12 movies. These movies have won various awards, including the Most Recommended Film of the Year and Best Film, respectively for Eye in the Sky and A Battle of Wits. Eye in the Sky also won the Best New Director and Best New Actor Awards in the 27th Hong Kong Film Awards.

Publishing

In 2006, we acquired a 70% stake in Ad On Media, an advertising agency having an exclusive advertising agreement with a PRC magazine called Sanlian Life Weekly. We have launched several publications in the PRC as part of our cross-media strategies. These new businesses may cause volatility in our earnings and may not be profitable. See “Item 3—Key Information—Risk Factors—Our strategy of entering into new ventures to complement our pay-TV business may not be successful”.

E. Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources—Contractual Obligations and Commitments”.

G. Recent Hong Kong GAAP and U.S. GAAP Pronouncements

Please see Note [37] and Note [40] to our consolidated financial statements for the year ended December 31, 2007 for a discussion of the impact of recent Hong Kong and U.S. GAAP accounting pronouncements respectively, on our results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and senior management are as follows

Name	Age	Positions
Mr. Stephen T. H. Ng	55	Chairman and Chief Executive Officer
Dr. Dennis T. L. Sun, BBS, JP	57	Independent Non-executive Director
Sir Gordon Y. S. Wu, GBS, KCMG, FICE (retired on May 23, 2008)	72	Independent Non-executive Director
Mr. Anthony K. K. Yeung, JP	62	Independent Non-executive Director
Mr. Peter S. O. Mak	59	Non-executive Director
Mr. William J. H. Kwan	44	Director and Chief Financial Officer
Mr. Patrick Y. W. Wu	55	Independent Non-executive Director
Mr. Vincent T. Y. Lam	57	Executive Director, i-CABLE Network Limited
Mr. Benjamin W. S. Tong	58	Executive Director, Hong Kong Cable Television Limited
Mr. Siuming Y. M. Tsui	54	Executive Director, i-CABLE Entertainment Limited; Chief Operating Officer, i-CABLE Satellite Television Limited; President, Sundream Motion Pictures Limited
Mr. Ronald Y. C. Chiu	55	Executive Director, i-CABLE News Limited and i-CABLE Sports Limited
Mr. Garmen K. Y. Chan	54	Vice President, External Affairs
Mr. Felix W. K. Yip	49	Vice President, Human Resources & Administration
Mr. Simon K. K. Yu	53	Vice President, i-CABLE Network Operations Limited
Mr. Samuel C. C. Tsang	51	General Manager, Hong Kong Cable Enterprises Limited
Mr. David C. T. Wong	54	Vice President, i-CABLE Enterprises Limited

Directors

Stephen T. H. Ng. Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of Wharf, the Company’s holding company, the deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of Joyce Boutique Holdings Limited and became its chairman since 2007, the chairman of Modern Terminals Limited, and the chairman and chief executive officer of Wharf T&T. He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

William J. H. Kwan. Mr. Kwan was appointed a Director of the Company in February 2007. Mr. Kwan joined HKC in January 1994 and has been Director—Corporate Development of HKC since 2002. He was appointed Chief Financial Officer effective from January 1, 2006.

Peter S. O. Mak. Mr. Mak has been a Director of the Company since August 2006. He is an executive director of Wharf, responsible for overseeing the corporate management functions including corporate planning, investor relations, legal, group accounts, audit and insurance of Wharf. He is also a director of Modern Terminals Limited, which is a major subsidiary of Wharf, a director of Wharf T&T, and certain other subsidiaries of Wharf. Prior to joining Wharf, Mr. Mak held directorship in CITIC Pacific Limited, a Hang Seng Index constituent company. His experience includes managing large-scale capital and infrastructure portfolios, real estate investments, shipping and leasing. Mr. Mak holds a Bachelor of Arts degree from The University of Hong Kong.

Dennis T. L. Sun, BBS, JP. Dr. Sun has been an independent Non-executive Director of the Company since 2001. He also serves as a member and the chairman of the Company’s Related Party Transactions Committee and a member of the Audit Committee and Compensation Committee. He is the chairman and managing director of publicly listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He was also the vice patron of the Community Chest of Hong Kong from 1999 to 2007. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the founding member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

Dr. Sun holds a Bachelor’s degree in Pharmacy from University of Oklahoma, USA and a degree of Doctor of Philosophy in Business Administration from Southern California University for Professional Studies.

Gordon Y. S. Wu, GBS, KCMG, FICE. Sir Gordon Wu has been an independent Non-executive Director of the Company since 2001. He is the chairman as well as the founder of publicly listed Hopewell Holdings Limited. He is also the chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honors which include, inter alia, membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

Sir Gordon is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958. He received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He was awarded the Gold Bauhinia Star in 2004. Sir Gordon retired from the Board with effect from the conclusion of the Company’s Annual General Meeting held on May 23, 2008 due to personal reasons, particularly because he considered his present personal and other business commitments have made it no longer appropriate for him to continue to serve on the Board.

Patrick Y. W. Wu, Mr. Wu was appointed as an independent Non-executive Director of the Company in May 2007. He also serves as a member of the Company’s Audit Committee and Related Party Transactions Committee. Mr. Wu is a vice president of American Appraisal Associates, Inc. (“AAA”) and the president and managing director of American Appraisal China Limited, AAA’s key operation in Asia. Mr. Wu has worked both in industry as a senior executive with extensive management experience and in private practice as a lawyer. Prior to joining AAA, he was a partner of an international law firm with particular responsibility for China trade advice. Mr. Wu was educated in Hong Kong and United Kingdom. He graduated from the University of London in 1974 with a Bachelor’s Degree in Science, and obtained his Master of Business Administration Degree from the Cass Business School, City University in London in 1976. Mr. Wu is also an active member of various professional organizations, chambers of commerce and the business community in Hong Kong.

Anthony K. K. Yeung, JP. Mr. Yeung has been an independent Non-executive Director of the Company since 2004. He also serves as a member and the chairman of the Company’s Audit Committee and Compensation Committee and a member of the Related Party Transactions Committee. He is the chairman of K. K. Yeung Management Consultants Ltd. and Wall Street Resources Ltd. Furthermore, he is a managing partner of K. K. Yeung Partnership, Certified Public Accountants (Practising). Mr. Yeung is also appointed as chairman of CityU Professional Services Limited.

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

Mr. Yeung is also a council member of the Hong Kong Trade Development Council.

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

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgium.

Senior Management

Stephen T. H. Ng. See “Directors” above.

William J. H. Kwan. See “Directors” above.

Ronald Y. C. Chiu. Mr. Chiu joined Wharf Communications in 1991 as a member of the pre-license consultant team. When HKC was awarded the license in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language news channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002. He became an executive director of i-CABLE News Limited and i-CABLE Sports Limited in September 2005. Mr. Chiu is now responsible for operating channels of the Sports and News platform. Prior to joining HKC, Mr. Chiu held various senior news positions in the TV industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Vincent T. Y. Lam. Mr. Lam joined Wharf Communications in 1992 as Vice President—Planning. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited (“iNL”) responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 2006, Mr. Lam became an executive director of iNL and HKC, responsible for strategic development and engineering, including technologies, services and regulatory development. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Benjamin W. S. Tong. Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group’s high-speed Internet access service. He became an executive director of HKC in 2006 to take overall charge of the company’s Pay-TV and Broadband subscription services. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui. Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of i-CABLE Satellite Television Limited to develop satellite TV business and program production in Mainland China. Mr. Tsui was an executive director, Programming Services of HKC from 2002 to 2005. He became an executive director of i-CABLE Entertainment Limited in September 2005. Mr. Tsui was principally responsible for program development, production, distribution and transmission of channels of our entertainment platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president for Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Samuel C. C. Tsang. Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable TV license in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international program licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited (“HKCE”) when it was set up in 2000 to take over advertising sales of HKC. He became General Manager of both HKCE and Hong Kong Cable News Express Limited on March 1, 2005. Mr. Tsang has extensive experience in media and marketing, specializing in new business establishment in Mainland China and Hong Kong.

Simon K. K. Yu. Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC. He became Vice President—i-CABLE Network Operations Limited (formerly known as i-CABLE WebServe Limited) in 2006 to take charge of operations of the company’s HFC & MMDS networks.

Garmen K. Y. Chan. Mr. Chan joined HKC in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local TV stations. Mr. Chan was a media consultant prior to joining HKC.

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

Felix W. K. Yip. Mr. Yip joined the Group in February 2005 as Vice President—Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager—Human Resources & Administration, China Business Operations.

B. Compensation

During 2007, an aggregate amount of HK$35.7 million in compensation was paid to our directors and officers as a group by us and by the Wharf Group on our behalf. We also provide fringe benefits and other compensation arrangements to a number of our directors and officers.

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

Employees joining after October 1, 2000 participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority in Hong Kong. We will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

Our retirement scheme costs before capitalization and charged to the statement of operations during the year ended December 31, 2007 amounted to HK$17,000,277 (HK$19,025,015 in 2006) which were incurred after utilization of forfeitures to reduce our contributions of HK$2,150,574 (HK$2,022,123 in 2006).

The total employers’ cost in respect of our retirement scheme, including the cost related to the MPF which is not operated by us, charged to statement of operations during the year ended December 31, 2007 amounted to HK$39,992,442 (HK$33,436,633 in 2006).

C. Board Practices

Our directors during the financial year were Mr. Stephen T. H. Ng, Mr. William J. H. Kwan (appointed on February 1, 2007), Mr. F. K. Hu (retired on May 17, 2007), Mr. Peter S. O. Mak, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu (retired on May 23, 2008), Mr. Patrick Y. W. Wu, and Mr. Anthony K. K. Yeung.

Mr. F. K. Hu retired from the Board at the Annual General Meeting held on May 17. Mr. Hu received from the Company until his retirement on May 17, 2007 a Director’s fee and an Audit Committee Member’s fee at such rates as from time to time approved by the Company’s directors, currently being HK$60,000 and HK$20,000 per annum respectively. He has no service contract with the Company and therefore he receives no emolument from the Company other than the abovementioned Director’s fee and Audit Committee Member’s fee.

We do not have service contracts with any of our directors that provide for benefits upon termination of employment.

Audit Committee

As of December 31, 2007, our audit committee was composed of three independent non-executive directors: Mr. Anthony K. K. Yeung (Chairman), Dr. Dennis T. L. Sun (Deputy Chairman), and Mr. Patrick Y. W. Wu (appointed on May 17, 2007). Mr. Fa-Kuang Hu retired on May 17, 2007 due to personal reasons. Mr. Anthony K. K. Yeung was appointed by the board of directors as Chairman of the Audit Committee effective from May 17, 2007. Mr. Yeung is a “financial expert” within the meaning of the Sarbanes-Oxley Act of 2002. Under our audit committee charter, members of our audit committee must be independent, the audit committee must meet at least twice a year and must have at least three members. The audit committee’s responsibilities include the appointment of our external auditors and a review of our accounting policies and practices. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor.

Compensation Committee

As of December 31, 2007, our compensation committee was composed of Mr. Anthony K. K. Yeung (Chairman) and Dr. Dennis Sun (Deputy Chairman). Mr. Fa-Kuang Hu retired on May 17, 2007 due to personal reasons. Mr. Anthony K. K. Yeung was appointed by the board of directors as Chairman of the Compensation Committee effective from May 17, 2007. Our compensation committee must have at least two members, who are appointed by our board of directors among our non-executive directors. The chairman and a majority of the members of the committee must be independent from us. The quorum for a compensation committee meeting is two members. Decisions are made by a majority of votes of the members present, and in the case of an equality of votes, the chairman of the committee shall have a second or casting vote. A resolution in writing signed by all of the committee members is treated as if it had been passed at a meeting of the committee. The committee has the authority to obtain advice and assistance from the Company and its management or any outside legal expert or other advisor. The compensation committee’s responsibilities include the following:

•	approve compensation and benefits for directors and senior executives;

•	decide the terms of the employee share option scheme; and

•	review compensation-related or other issues as requested by our board of directors.

D. Employees

As of December 31, 2007 we had 2,907 full-time employees, classified by function as follows:

TV operations	890
Network and technical operations	727
Sales and marketing	494
Customer service and support operations	475
Internet access and content operations	48
Administration, finance and others	273

Total	2,907

We believe our relations with our employees are good.

E. Share ownership

At December 31, 2007, Mr. Stephen T. H. Ng owned 1,065,005 of our ordinary shares. Except as disclosed in the previous sentence, none of our directors serving as of December 31, 2007 owned any of our ordinary shares at December 31, 2007.

Employee Share Option Scheme

We operate an employee share option scheme pursuant to which our board of directors may, at their discretion, award any full time employee of any member of us, including executive directors of any of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital. The price for an ordinary share payable by a participant upon the exercise of an option will be determined by our board of directors in their discretion from time to time, except that with effect from September 1, 2001, the minimum exercise price must be at least the higher of:

•	the closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and

•	the average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

The period during which an option may be exercised will be determined by the Directors at their discretion, except that no option may be exercised later than 10 years after it has been granted. The employee share option scheme commenced on November 2, 1999 and will remain in force for a period of 10 years from such date.

Under our employee share option scheme, certain options to subscribe for our ordinary shares were granted to our executive(s)/employee(s) at various subscription prices. They include the options granted to Mr. Stephen T. H. Ng and Mr. William J. H. Kwan to subscribe for 1,500,000 and 260,000 ordinary shares respectively. The consideration for the granting of such options to them was HK$10 per option. The option rights are exercisable during the period from April 1, 2001 to December 31, 2009 at a subscription price of HK$10.49 per share.

No employee share options were granted during the year ended December 31, 2007. See Note 27 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of June 10, 2008, we had 2,012,340,400 ordinary shares outstanding. The following table contains information with respect to the ownership of our ordinary shares, as of June 10, 2008, by each person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company. There are no differences in the voting rights among any of the major shareholders.

	Ordinary shares owned(2)
Name(1)	Number	Percent
(i) Wharf Communications Limited	1,480,505,171	73.41%
(ii) The Wharf (Holdings) Limited	1,480,505,171	73.41%
(iii) WF Investment Partners Limited	1,480,505,171	73.41%
(iv) Wheelock and Company Limited	1,481,442,626	73.46%
(v) HSBC Trustee (Guernsey) Limited	1,481,442,626	73.46%
(vi) Matthews International Capital Management, LLC	141,739,000	7.03%
(vii) Marathon Asset Management Limited	121,332,000	6.02%

(1)	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).
(2)	All the interests stated above represented long positions and as of December 31, 2007, there were no short position interests recorded in the register.

The Directors consider the parent and the ultimate controlling party as of December 31, 2007 to be Wharf Communications Limited and Wheelock and Company Limited, respectively, both of which are incorporated in Hong Kong.

B. Related Party Transactions

(I)	Set out below is information in relation to certain continuing connected transactions (the “Connected Transactions”) between the Company and/or its subsidiaries (collectively, the “Group”) and other members of the Wharf Group, which were substantially disclosed in an announcement of the Company dated July 11, 2007, a copy of which were filed under Form 6-K:

Description of the Connected Transactions	Amount paid/received for the year ended December 31, 2007
(HK$ in millions)
(a) Master Tenancy Agreement (Note 1)
Amount paid by the Group	34.4

(b) Licenses granted to the Wharf Group to occupy premises (“License Agreements”) (Note 2)
Amount received by the Group	4.1

(c) Master Services Agreement (Note 3)
1. Amount received by the Group	48.9
2. Amount paid by the Group	43.9

(d) Management services provided by the Wharf Group (Note 4)
Amount paid by the Group	13.2

(e) Sales and Servicing Agency
1. Amount received by the Group	17.1
2. Amount paid by the Group	8.6

Notes:

1.	The relevant properties covered under the Master Tenancy Agreement are as follows:-

1(i).	Factories 1-4 on G/F, 4/F to 12/F (inclusive), portions of 1/F, 2/F and roof top, units 1-7 on 40/F and various units on 13/F, 15/F, 24/F, 25/F and 28/F of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong (“Cable TV Tower”).

1(ii).	Various car parking and lorry-parking spaces in Cable TV Tower

2.	Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories, Hong Kong.

3.	Unit D, 6/F and storeroom D, 10/F of Kowloon Godown, Nos. 1-3 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong.

4.	Unit 1215 on 12/F of Grandtech Centre, Shatin, New Territories, Hong Kong.

5.	Portion of 11/F of World Tech Centre, Kwun Tong, Kowloon, Hong Kong.

6.	Various car parking spaces at Cable TV Tower (South) situated at Chai Wan Kok Street, Tsuen Wan, Hong Kong.

2.	The relevant properties covered under the License Agreements are as follows:-

1.	The northern portion of the 12/F of Cable TV Tower

2.	Parts of 9/F and 12/F of Cable TV Tower

3.	The services provided from and to the Wharf Group include the network operations, telecommunication services and computer services.

4.	The services provided by the Wharf Group include corporate secretarial services, treasury services, provision of management personnel and other general corporate services.

The above transactions are subject to various annual cap amounts previously disclosed in the abovementioned announcement of the Company. The purposes of entering into the Connected Transactions are for the continued operation and growth of the Group’s business, for the generation of recurrent rental revenue to the Group and/or for maintaining the revenue stream for the Group.

(II) Confirmation from the Directors Etc.

The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and have confirmed that the Connected Transactions were entered into:

(a)	by the Group in the ordinary and usual course of its business;

(b)	either on normal commercial terms or if there are not sufficient comparable transactions, on terms that are no less favorable than those available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing such Connected Transactions on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

Furthermore, the auditors of the Company have advised the following:

1.	the Connected Transactions had been approved by the Company’s board of directors;

2.	the Connected Transactions, including those that involve provisions of goods or services by the Group, are in accordance with the pricing policies of the Group, where applicable;

3.	the Connected Transactions were entered into in accordance with the terms of the related agreements governing the Connected Transactions; and

4.	the relevant cap amounts have not been exceeded during the year ended December 31, 2007.

C. Interests of Experts and Counsel

Not applicable.

ITEM  8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 19(a) for a list of financial statements filed under Item 18.

Legal Proceedings

A litigation was lodged by the Secretary of Justice on behalf of the Hong Kong Government against HKC for the settlement of subscription royalty of HK$1.2 million which remained outstanding, and interest accrued on the said outstanding amount. The outstanding subscription royalty of HK$1.2 million arose from a dispute between the Government and HKC over the interpretation of the calculation basis of HKC’s subscription royalty payable for year 2000. If HKC is found to be liable, HKC’s liability for the amount claimed plus interest accrued up to December 31, 2007 may amount up to HK$1.5 million.

By a judgment dated February 6, 2007, the claim was dismissed and HKC was awarded costs of the case. The Government appealed against the said decision but was dismissed by the Court of Appeal by judgment dated March 14, 2008. HKC was again awarded costs of the said appeal. The Government did not appeal the Court of Appeal’s decision and HKC is recovering the costs.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The principal trading market for our ordinary shares is the Stock Exchange of Hong Kong Limited, or the HKSE. Our ADSs were quoted on the Nasdaq Global Market under the symbol “ICAB” from November 24, 1999 to June 7, 2007. From June 8, 2007 onwards, our ADSs are traded in the over-the-counter markets under the symbol “ICABY”. Each ADS represents 20 ordinary shares.

On May 15, 2007, we announced that our board of directors has approved the delisting of our ADSs from Nasdaq. We plan to maintain our ADR program in the United States, but, where circumstances permit, may terminate the registration of our securities.

On May 29, 2007, we filed a Form 25 with the SEC to effect the delisting as from June 8, 2007. Following the delisting, the ADRs continue to be traded in the over-the-counter markets, and the Bank of New York Mellon continues to act as our ADR depositary pursuant to the existing Deposit Agreement. We have not arranged for the listing of our ADSs or ordinary shares on another national securities exchange in the United States.

On June 10, 2008, the last reported sale price of our ADSs in the over-the-counter markets was US$2.95. The table below sets forth, for the periods indicated, the highest and lowest closing price for our ordinary shares on the HKSE and our ADSs on the Nasdaq Global Market or in the over-the-counter markets (as applicable). The closing price for the ordinary shares on the HKSE and the ADSs in the over-the-counter markets on December 31, 2007 was HK$1.59 per ordinary share and US$3.95 per ADS, respectively. The table is based on information made available by commercial financial information services and is believed to be reliable.

	Ordinary Shares		ADSs
	High	Low	High	Low
	(HK$)		(US$)
Fiscal Year:
2003	2.88	1.66	7.25	4.20
2004	3.18	2.45	8.00	4.80
2005	3.03	1.83	7.68	4.57
2006	2.03	1.49	5.53	3.50
2007	1.92	1.50	5.21	3.75
Fiscal 2005:
First Quarter	2.90	2.78	7.25	6.60
Second Quarter	3.03	2.58	7.68	6.37
Third Quarter	2.58	2.13	7.08	5.48
Fourth Quarter	2.30	1.83	5.99	4.57
Fiscal 2006:
First Quarter	2.03	1.75	5.53	4.50
Second Quarter	1.85	1.64	4.88	4.01
Third Quarter	1.75	1.49	4.88	3.60
Fourth Quarter	1.82	1.49	4.52	3.50
Fiscal 2007:
First Quarter	1.83	1.61	5.03	3.89
Second Quarter	1.92	1.62	5.21	4.00
Third Quarter	1.74	1.50	4.30	3.75
Fourth Quarter	1.78	1.55	4.35	3.85
Previous Six Months:
December 2007	1.60	1.55	4.10	3.85
January 2008	1.61	1.40	4.07	3.50
February 2008	1.53	1.42	3.90	3.55
March 2008	1.45	1.13	3.77	2.90
April 2008	1.29	1.17	3.26	2.94
May 2008	1.27	1.14	3.26	2.92
June 2008 (through June 10, 2008)	1.19	1.17	3.05	2.95

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are traded in the over-the-counter markets under the symbol “ICABY”, and our ordinary shares are listed on the HKSE under the stock code “1097”.

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

Voting Rights

We are required to hold an annual general meeting of shareholders within 15 months from the date of our last annual general meeting. We may also hold other general meetings of shareholders, which are called extraordinary general meetings, from time to time. Our board of directors may convene an extraordinary general meeting at will or, under section 113 of the Companies Ordinance of Hong Kong, upon request of our shareholders and in default an extraordinary general meeting may be convened by the requesting shareholders. Our annual general meeting and any general meeting of i-CABLE called for the passing of a special resolution requires at least 21 days’ notice, and any other meeting of i-CABLE requires at least 14 days’ notice. The notice must specify the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business. According to our articles of association, the quorum for a general meeting is two shareholders present in person or by proxy. We believe this is consistent with the practice of companies incorporated in Hong Kong.

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

If at any time our capital is divided into different classes of shares, all or any of the special rights attached to any class may, subject to the provisions of the Companies Ordinance, be varied or abrogated either with the consent in writing by at least three-fourths of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. At such separate general meetings, the provisions of our articles of association relating to general meetings apply with an additional requirement that the necessary quorum be not less than one-third of the issued shares of that class, and that any holder of shares of the class present may demand a poll.

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

Liquidation

If we are to be liquidated, the liquidator may, with the approval of our shareholders and any other approval required by the Companies Ordinance, divide among our shareholders in cash or in kind the whole or any part of our assets and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder will not be compelled to accept any shares or other assets that would subject such shareholder to liability.

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

Our board of directors will cause to be kept a register of shareholders on which various particulars required by the Companies Ordinance are entered. We are entitled under the provisions of the Companies Ordinance, by giving notice in an advertisement in a newspaper circulating generally in Hong Kong, to close our register of shareholders for a period not exceeding 30 days in each year. The period of 30 days may be extended up to 60 days in a year by an ordinary resolution at a general meeting of our shareholders.

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

•

cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorized share capital by the amount of the shares so cancelled; and

Our shareholders may, from time to time by special resolution, reduce our issued share capital or any capital redemption reserve fund or any share premium account or other undistributable reserve in any manner, subject to any condition prescribed by law.

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

Acquisition of Own Shares

Subject to the provisions of the Companies Ordinance and other applicable laws or regulations and to any special rights conferred on the holder of any class of our shares, we may acquire our own shares. On acquisition, such shares will be cancelled. Under the listing rules of the Hong Kong Stock Exchange, restrictions are imposed on companies listed in Hong Kong, which accordingly apply to us, on the acquisition by such a company of its own shares, including (i) a requirement for prior approval, either by way of a general mandate or by specific approval in relation to a particular transaction, by the shareholders in general meeting, (ii) limitations on purchases in the market over a particular period, and (iii) reporting requirements.

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

Certain Rights of Our Shareholders

In the event that a duty owed by our directors may have been breached, shareholders holding in excess of 10% of our share capital may request our directors to convene a general meeting. At such general meeting, shareholders present may pass an ordinary resolution to remove a director or directors and to elect replacement directors. Our shareholders may petition the courts for an appropriate order of the courts on the grounds of conduct by the directors that is oppressive or prejudicial to some part of the shareholders, including the shareholder bringing the action. Hong Kong law allows a derivative action to be brought by our shareholders where it is alleged that our directors have committed a fraud on our minority shareholders.

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

None.

D. Exchange Controls

Under existing Hong Kong law, (i) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of dividends or other payments on the Company’s outstanding ordinary shares to U.S. residents and (ii) there are no limitations on the rights of non-resident or foreign owners to hold the Company’s ordinary shares.

E. Taxation

This summary is based on the Inland Revenue Ordinance, Stamp Duty Ordinance and Estate Duty Ordinance, their subsidiary legislation, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively.

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

Gains or losses from the sales of ADSs may be considered to be derived from or arise in Hong Kong where either the contracts of purchase and sale are effectuated in Hong Kong. In determining whether a contract is effectuated in Hong Kong, the IRD considers all steps leading up to and including the signing and execution of the purchase and sales contracts. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. Liability for Hong Kong profits tax would also arise in respect of trading gains from sales of ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong where the contracts of purchase and sale were effectuated in Hong Kong.

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

Estate Duty

In November 2005, the Revenue (Abolition of Estate Duty) Ordinance was enacted, to abolish estate duty. Under this law, estates of persons who pass away on or after February 11, 2006 will not be subject to estate duty.

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

For United States federal income tax purposes, income earned through a foreign or domestic partnership or other foreign or domestic entity treated as a partnership is attributed to its owners. Accordingly, if a partnership or other such entity holds our shares or ADSs, the tax treatment will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

A beneficial owner of our shares or ADSs that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder”.

A foreign corporation will be treated as a “passive foreign investment company” or “PFIC”, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive for any year. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC in the current year and do not anticipate becoming a PFIC in the future. This is, however, a factual determination made on an annual basis. Because the classification of certain of our assets for United States federal income tax purposes is uncertain, the PFIC rules are subject to administrative interpretation, and the relevant facts may change in the future, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under “U.S. Holders-Dividends” and “U.S. Holders-Sale or Other Disposition of Shares or ADSs”, assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code. See “PFIC Considerations” below.

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

Dividend

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

Under current law, “qualified dividend income” received by an individual after December 31, 2002 and before January 1, 2011 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10- or 15- percent brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the ADSs and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.

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

Sale or Other Disposition of Shares or ADSs

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

A non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

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

Interest Rate Risk

As of December 31, 2007, we had cash and cash equivalents of HK$642 million. The interest income derived from these cash and cash equivalents is determined with reference to market interest rates.

Inflation

In 2005, 2006 and 2007, Hong Kong experienced inflation at the rate of 1.1%, 2.0% and 2.0%, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is made known to them by others within i-CABLE and its subsidiaries and is recorded, processed, summarized and reported as and when required.

(b) Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with HKFRS and the required reconciliation to U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with HKFRS and the required reconciliation to U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of 2007, our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has determined that our internal control over financial reporting as of December 31, 2007 was effective.

Our independent registered public accounting firm, KPMG, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

i-CABLE Communications Limited:

We have audited i-CABLE Communications Limited and its subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated June 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

HONG KONG, CHINA

June 27, 2008

(c) During 2007, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees to the Independent Auditor

The board of directors engaged KPMG (“KPMG”) to perform an annual audit of the Company’s financial statements. The following table presents fees for professional audit services rendered by KPMG for the audit of the Company’s annual consolidated financial statements for 2006 and 2007, and fees billed for other services rendered by KPMG in each of those years.

	2006	2007
	(HK$ in thousands)
Audit fees	3,137	5,404
Audit-related fees(1)	—	—
Tax fees(2)	—	—
All other fees	—	—

Total fees	3,137	5,404

(1)	Audit related fees consist of fees for issuance of agreed upon procedures reports not required by statute or regulation.
(2)	Tax fees consist of fees for tax compliance services.

Pre-Approval of Services Provided by KPMG

The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by KPMG after January 1, 2003. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by KPMG in 2007 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. EXHIBITS

(b)	List of Exhibits

Exhibit 8.1	List of Subsidiaries
Exhibit 12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification by the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C.ss.1350

Also incorporated by reference to this annual report are the following: (a) the exhibits (other than Exhibit 3.2) to the amended registration statement on Form F-1 (File No. 333-11014) filed with the Commission on November 1, 1999; (b) Exhibit 1.1—Articles of Association, as amended—to the annual report on Form 20-F for the year ended December 31, 2003; and (c) Exhibit 11.1—Code of Ethics, as amended—to the annual report on Form 20-F for the year ended December 31, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

i-CABLE Communications Limited

By:	/s/ WILLIAM J. H. KWAN
Name:	William J. H. Kwan
Title:	Chief Financial Officer

Date: June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

i-CABLE Communications Limited:

We have audited the accompanying consolidated balance sheets of i-CABLE Communications Limited and its subsidiaries (the “Group”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2007, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of i-CABLE Communications Limited and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/    KPMG

HONG KONG, CHINA

June 27, 2008

i-CABLE Communications Limited

Consolidated Statements of Operations

For the year ended December 31

	Note	2005		2006		2007
		HK$		HK$		HK$
		(in thousands, except for per share and per ADS data)

Service revenues	4,5		2,440,732		2,547,595		2,303,884

Programming costs			(863,714)		(1,005,273)		(950,375)
Network and other operating expenses			(397,550)		(450,889)		(419,439)
Selling, general and administrative expenses			(419,328)		(464,855)		(389,567)
Depreciation	6		(480,589)		(428,121)		(366,522)

Profit from operations	5		279,551		198,457		177,981
Interest income	6		3,335		11,640		20,566
Finance costs, net	6		(134)		(7)		(18)
Non-operating income/(expenses)	7		804		(322)		2,311
Impairment loss on investment	6		(1,500)		—		(1,600)

Profit before taxation	6		282,056		209,768		199,240

Provision for income tax	8(a)
- current income tax (expense)/credit			333		(297)		(490)
- deferred income tax (expense)/credit			244,743		(28,352)		(16,156)

			245,076		(28,649)		(16,646)

Net profit			527,132		181,119		182,594

Attributable to:
Equity shareholders of the Company			527,132		182,115		181,852
Minority interests			—		(996)		742

Net profit			527,132		181,119		182,594

Earnings per share	10
Basic		HK$	0.26	HK$	0.09	HK$	0.09

Diluted		HK$	0.26	HK$	0.09	HK$	0.09

Weighted-average shares outstanding for earnings per share (thousands)
Basic			2,019,234		2,019,234		2,018,965

Diluted			2,019,234		2,019,234		2,018,965

Earnings per ADS	10
Basic		HK$	5.22	HK$	1.79	HK$	1.80

Diluted		HK$	5.22	HK$	1.79	HK$	1.80

ADS outstanding for earnings per ADS (thousands)
Basic			100,962		100,962		100,948

Diluted			100,962		100,962		100,948

Dividends attributable to the year	9
Interim dividend declared during the year			70,673		70,673		70,673
Final dividend proposed after the balance sheet date			100,962		100,962		100,840

			171,635		171,635		171,513

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Balance Sheets

As the year end of December 31

	Note	2006	2007
		HK$’000	HK$’000
ASSETS
Current assets
Inventories	11	1,111	6,351
Accounts receivable from trade debtors, net	12	85,585	81,847
Deposits, prepayments and other receivables	12	64,445	100,407
Amounts due from fellow subsidiaries	13	56,361	3,765
Cash and cash equivalents	14	586,197	642,049

Total current assets		793,699	834,419

Property, plant and equipment	15	1,591,353	1,391,222
Programming library	16	185,702	183,317
Other intangible assets	17	12,775	8,390
Interest in associate	18	—	58,500
Deferred tax assets	25(b)	388,266	354,166
Other non-current assets	19	51,079	104,983

TOTAL ASSETS		3,022,874	2,934,997

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to trade creditors	20	42,675	35,040
Accrued expenses and other payables	20	395,698	329,263
Receipts in advance and customers’ deposits	20	107,527	106,917
Obligations under finance leases	23	705	72
Current taxation	25(a)	49	347
Amounts due to fellow subsidiaries	21	43,735	57,418
Amount due to immediate holding company	22	989	3,029

Total current liabilities		591,378	532,086

Deferred tax liabilities	25(b)	115,061	97,117
Obligations under finance leases	23	72	—
Other non-current liabilities	24	53,970	34,553

TOTAL LIABILITIES		760,481	663,756

Shareholders’ equity
Share capital	26	2,019,234	2,016,792
Reserves	26	239,719	249,975

Total equity attributable to equity shareholders of the Company		2,258,953	2,266,767
Minority interests		3,440	4,474

TOTAL SHAREHOLDERS’ EQUITY		2,262,393	2,271,241

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,022,874	2,934,997

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statement of Changes in Equity

		Attributable to equity shareholders of the Company
Group	Note	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Balance at January 1, 2005*		2,019,234	4,838,365	3,345	—	(4,977,983)	(136,273)	1,882,961	—	1,882,961

Transfer from the statement of operations		—	—	—	—	527,132	527,132	527,132	—	527,132

Dividend approved in respect of the previous year	9(b)	—	—	—	—	(90,866)	(90,866)	(90,866)	—	(90,866)

Dividend declared in respect of the current year	9(a)	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)

Translation of foreign subsidiaries’ financial statements		—	—	—	(187)	—	(187)	(187)	—	(187)

Transfer to special capital reserve	26(b)(ii)	—	—	4,579	—	(4,579)	—	—	—	—

Balance at December 31, 2005*		2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367

i-CABLE Communications Limited

Consolidated Statement of Changes in Equity

		Attributable to equity shareholders of the Company
Group	Note	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Balance at January 1, 2006*		2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367

Transfer from the statement of operations		—	—	—	—	182,115	182,115	182,115	(996)	181,119

Dividend approved in respect of the previous year	9(b)	—	—	—	—	(100,962)	(100,962)	(100,962)	—	(100,962)

Dividend declared in respect of the current year	9(a)	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)

Translation of foreign subsidiaries’ financial statements		—	—	—	106	—	106	106	51	157

Acquisition of subsidiary	32	—	—	—	—	—	—	—	4,385	4,385

Transfer to special capital reserve	26(b)(ii)	—	—	5,847	—	(5,847)	—	—	—	—

Balance at December 31, 2006*		2,019,234	4,838,365	13,771	(81)	(4,612,336)	239,719	2,258,953	3,440	2,262,393

i-CABLE Communications Limited

Consolidated Statement of Changes in Equity

		Attributable to equity shareholders of the Company
Group	Note	Share capital	Share premium	Special capital reserve	Exchange reserve	Capital redemption reserve	Fair value reserves	Revenue reserve	Other Reserve	Total reserves	Total	Minority interests	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2007*		2,019,234	4,838,365	13,771	(81)	—	—	(4,612,336)	—	239,719	2,258,953	3,440	2,262,393
Transfer from the statement of operations		—	—	—	—	—	—	181,852	—	181,852	181,852	742	182,594
Dividend approved in respect of the previous year	9(b)	—	—	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)
Dividend declared in respect of the current year	9(a)	—	—	—	—	—	—	(70,673)	—	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements		—	—	—	1,223	—	—	—	—	1,223	1,223	163	1,386
Change in fair value of available-for-sale securities		—	—	—	—	—	2,883	—	—	2,883	2,883	—	2,883
Equity attributable to minority interest		—	—	—	—	—	—	—	—	—	—	129	129
Share repurchased and cancelled		(2,442)	—	—	—	2,442	—	(3,880)	—	(1,438)	(3,880)	—	(3,880)
Share repurchased		—	—	—	—	—	—	—	(2,594)	(2,594)	(2,594)	—	(2,594)
Share repurchase expenses		—	—	—	—	—	—	(26)	(9)	(35)	(35)	—	(35)
Transfer to special capital reserve	26(b)(ii)	—	—	96	—	—	—	(96)	—	—	—	—	—

Balance at December 31, 2007*		2,016,792	4,838,365	13,867	1,142	2,442	2,883	(4,606,121)	(2,603)	249,975	2,266,767	4,474	2,271,241

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Consolidated Statements of Cash Flows

		Year ended December 31
	Note	2005	2006	2007
		HK$’000	HK$’000	HK$’000
Operating activities
Profit before taxation		282,056	209,768	199,240

Adjustments for:
Finance costs, net		134	7	18
Interest income		(3,335)	(11,640)	(20,566)
Dividend received from investment in equity securities		(3,833)	(1,872)	(1,365)
Depreciation		480,589	428,121	366,522
Amortization of programming library		79,624	101,117	132,600
Amortization of other intangible assets		—	2,923	4,385
Impairment loss on investment in equity securities		1,500	—	1,600
Impairment loss on property, plant and equipment		6,585	11,641	3,247
Net (gain)/loss on disposal of property, plant and equipment		(804)	322	(2,311)

Operating profit before changes in working capital		842,516	740,387	683,370
Decrease in inventories		10,383	9,399	278
Decrease/(increase) in accounts receivable from trade debtors		(35,105)	7,388	4,791
(Increase)/decrease in deposits, prepayments and other receivables		(33,001)	53,383	(89,053)
Decrease/(increase) in amounts due from fellow subsidiaries		(11,253)	(51,086)	48,916
Decrease in amounts due to trade creditors		(15,995)	(19,697)	(7,370)
(Decrease)/increase in accrued expenses and other payables		29,623	29,764	(42,846)
(Decrease)/increase in receipts in advance and customers’ deposits		(3,371)	1,631	(16,871)
Increase in amounts due to fellow subsidiaries		8,364	5,850	11,632
Net change in amount due to immediate holding company		403	906	2,040

Cash generated from operations		792,564	777,925	594,887
Interest received		3,213	11,467	20,692
Interest paid		(134)	(1)	(1)
Hong Kong profits tax paid		(11,586)	(75)	—
Overseas tax paid		(126)	(225)	(193)

Net cash generated from operating activities		783,931	789,091	615,385

Investing activities
Purchase of property, plant and equipment		(286,002)	(238,449)	(203,328)
Additions to programming library		(104,976)	(140,225)	(128,048)
Acquisition of associate	18	—	—	(58,500)
Acquisition of subsidiary	32	—	(7,477)	—
Dividend income received from investment in equity securities		3,833	1,872	1,365
Proceeds from sales of property, plant and equipment		1,889	1,543	7,478

Net cash used in investing activities		(385,256)	(382,736)	(381,033)

Financing activities
Capital element of finance lease rentals paid		—	(242)	(705)
Payment for repurchase of shares		—	—	(6,509)
Issue of shares to minority interest		—	—	129
Interest element of finance lease rentals paid		—	(36)	(17)
Dividends paid		(161,476)	(171,571)	(171,581)

Net cash used in financing activities		(161,476)	(171,849)	(178,683)

Net increase in cash and cash equivalents		237,199	234,506	55,669
Effect of foreign exchange rate changes		(320)	(201)	183
Cash and cash equivalents at January 1		115,013	351,892	586,197

Cash and cash equivalents at December 31	14	351,892	586,197	642,049

See accompanying notes to the consolidated financial statements which are an integral part of these statements.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements

For the year ended December 31, 2007

1. Basis of presentation

The consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) (“HK GAAP”). Information relating to the nature and effect of significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set out in Note 40.

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

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that financial statements classified as available-for-sales (see Note 2(s)) are stated at their fair value as explained in the accounting policies set out below.

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

Judgements made by management in the application of HKGAAP that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 36.

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

For the year ended December 31, 2007

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

(ii)	Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated statements of operations includes the Group’s share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognized for the year (see Notes 2(c)(iii) and (t)).

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group’s interest in the associate is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

In the Company’s balance sheet, its investments in associates are stated at cost less impairment losses (see Note 2(t)).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(iii)	Goodwill

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

For the year ended December 31, 2007

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

For the year ended December 31, 2007

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

For the year ended December 31, 2007

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

(j) Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (See Note 2(t)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts (see Note 2(t)).

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

For the year ended December 31, 2007

(l) Revenue recognition

Revenue is recognized in the statement of operations provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably as follows:

(i)	Income from the provision of subscription television services, Internet access services, and Internet Protocol Point wholesale services is recognized at the time when the services are provided.

(ii)	Installation fees are recognized upon completion of the related installation work to the extent of direct selling costs.

(iii)	Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognized in accordance with the accounting policies set out in Notes 2(l)(i) and (ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized evenly over the term of the service period.

(iv)	Advertising income net of agency deductions is recognized on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognized evenly over the contract period.

(v)	Revenue from theatrical distribution are recognized when the films are exhibited.

(vi)	Revenue from distribution of films is recognized upon delivery of the master tapes to the customers.

(vii)	Income from licensing TV rights is recognized in full upon delivery of the programs concerned in accordance with the terms of the license contracts, and is stated net of withholding tax.

(viii)	Magazine advertising income is recognized upon the publication of the edition in which the advertisement is placed.

(ix)	Sales of magazines are recognized when the magazines are delivered and the title has passed.

(x)	Rental income receivable under operating leases is recognized in the statement of operations in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in the statement of operations as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognized as income in the accounting period in which they are earned.

(xi)	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

(xii)	Interest income is recognized as it accrues using the effective interest method.

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

For the year ended December 31, 2007

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

For the year ended December 31, 2007

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

(o) Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to HK$42,236,230, HK$61,774,415 and HK$38,130,904 for each of the years ended December 31, 2005, 2006 and 2007, respectively.

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

(q) Retirement benefits

The principal retirement scheme operated by the Group is a defined contribution retirement scheme which has been closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits. Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. Assets of both schemes are maintained independently from those of the Group. Contributions to the retirement schemes are charged to the statement of operations as and when incurred. Retirement contributions incurred by the Group for the years ended December 31, 2005, 2006 and 2007 amounted to HK$31,870,567, HK$33,436,633 and HK$30,992,442 respectively.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

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

(s) Investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries, are as follows:

Investments in equity securities that do not have quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see Note 2(t)).

Other investments in securities are classified as available-for-sale securities and are initially recognized at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized directly in equity, except foreign exchange gains and losses which are recognized directly in profit or loss. Dividend income from these investments is recognized in accordance with the policy set out in Note 2(l)(xi) and where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss in accordance with the policy set out in Note 2(l)(xii). When these investments are derecognized or impaired (see Note 2(t)), the cumulative gain or loss previously recognized directly in equity is recognized in the statement of operations.

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

For the year ended December 31, 2007

(t) Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries and associates: see Note 2(c)(i) and (ii)) and other current and non-current receivables that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.

Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

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

•

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

•

For available-for-sale securities, the cumulative loss that has been recognized directly in equity is removed from equity and is recognized in the statement of operations. The amount of the cumulative loss that is recognized in the statement of operations is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in the statement of operations.

Impairment losses recognized in the statement of operations in respect of available-for-sale equity securities are not reversed through the statement of operations. Any subsequent increase in the fair value of such assets is recognized directly in equity.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in the statement of operations.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, any impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	investments in subsidiaries and associates;

•	programming library; and

•	other intangible assets.

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

For the year ended December 31, 2007

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

Unallocated items mainly comprise non-domestic television service and film and program licensing business, financial and corporate assets, tax balances and corporate and financing expenses.

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

For the year ended December 31, 2007

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

The fair value of share options granted after November 7, 2002 to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using an option-pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

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

For the year ended December 31, 2007

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

For the year ended December 31, 2007

until the disposal of the foreign operation, at which time the cumulative gain or loss recognized directly in equity is recognized in the statement of operations. The ineffective portion is recognized immediately in the statement of operations.

3. Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7, the financial statements included expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in Note 29.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 26(c).

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognized in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 37).

4. Service revenues

The principal activity of the Company is investment holding. The principal activities of the Company’ s subsidiaries are set out in Note 28 to the consolidated financial statements.

The Group is an integrated multimedia communications services provider. It owns and operates broadband telecommunications networks in Hong Kong, over which it provides Pay TV and Broadband services and also to a lesser extent, produces video, film and multimedia content.

Service revenues comprise principally subscription and related fees for Pay television and Internet access services, Internet Protocol Point wholesale service income and also includes advertising income net of agency deductions, channel service and distribution fees, program licensing income, film exhibition and distribution income, network maintenance income, and other related income.

5. Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, programme licensing, network maintenance, and miscellaneous Pay television related businesses.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

The Internet and multimedia segment includes operations related to Broadband and dial-up Internet access services, portal subscription, mobile content licensing, Voice Over Internet Protocol interconnection as well as other Internet access related businesses.

The Group’s operating activities are primarily undertaken in one geographical area, Hong Kong.

The Company’s reportable segments are strategic business units. The Company evaluates segment performance based on a number of factors, of which the primary financial measures are business segment revenues and operating income/loss.

	Segment revenue			Segment result
	2005	2006	2007	2005	2006	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Pay television	1,884,379	1,895,221	1,595,114	336,797	248,224	178,606
Internet and multimedia	558,084	596,013	587,784	77,676	128,961	180,479
Unallocated	13,311	74,167	150,171	(134,922)	(178,437)	(176,578)
Inter-segment elimination	(15,042)	(17,806)	(29,185)	—	(291)	(4,526)

	2,440,732	2,547,595	2,303,884

Profit from operations				279,551	198,457	177,981
Interest income				3,335	11,640	20,566
Finance costs, net				(134)	(7)	(18)
Impairment loss on investment				(1,500)	—	(1,600)
Non-operating income/ (expenses)				804	(322)	2,311
Income tax (expense)/benefit				245,076	(28,649)	(16,646)

Net Profit				527,132	181,119	182,594

	Segment assets		Segment liabilities
	2006	2007	2006	2007
	HK$’000	HK$’000	HK$’000	HK$’000

Pay television	1,242,902	1,160,268	383,812	353,595
Internet and multimedia	631,237	509,099	132,665	129,123

	1,874,139	1,669,367	516,477	482,718
Unallocated assets / liabilities	1,148,735	1,265,630	244,004	181,038

Consolidated total assets / liabilities	3,022,874	2,934,997	760,481	663,756

Other information on expenditure

	Additions to property, plant and equipment		Additions to programming library
	2006	2007	2006	2007
	HK$’000	HK$’000	HK$’000	HK$’000

Pay television	129,343	62,040	108,719	97,372
Internet and multimedia	63,802	68,175	—	—
Unallocated	7,070	44,662	35,244	32,843

	200,215	174,877	143,963	130,215

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

	Depreciation			Amortization
	2005	2006	2007	2005	2006	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Pay television	259,977	235,516	220,269	73,549	84,394	97,430
Internet and multimedia	214,479	188,223	141,702	—	—	—

	474,456	423,739	361,971	73,549	84,394	97,430
Unallocated	6,133	4,382	4,551	6,075	19,646	39,555

	480,589	428,121	366,522	79,624	104,040	136,985

	Impairment loss on property, plant and equipment
	2005	2006	2007
	HK$’000	HK$’000	HK$’000

Pay television	4,353	6,617	2,071
Internet and multimedia	2,232	1,459	1,176
Unallocated	—	3,565	—

	6,585	11,641	3,247

Geographical segments

No geographical segment information is shown as, during the periods presented, less than 10% of the Group’s segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

6. Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Interest income

Interest income from deposits with banks and other financial institutions	(3,307)	(11,470)	(19,974)
Other interest income	(28)	(170)	(592)

	(3,335)	(11,640)	(20,566)

Finance costs, net

Finance charges on obligations under finance leases	—	36	17
Interest expenses on bank loans and overdrafts wholly repayable within five years	134	1	1
Fair value gain on forward foreign exchange contracts	—	(30)	—

	134	7	18

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Other items

Depreciation
- assets held for use under operating leases	48,704	39,492	29,915
- other assets	431,885	388,629	336,607
Amortization of programming library*	79,624	101,117	132,600
Amortization of other intangible assets**	—	2,923	4,385
Cost of inventories used	18,499	12,999	8,753
Rentals payable under operating leases in respect of land and buildings	43,790	48,976	52,967
Contributions to defined contribution retirement plans, net of capitalized costs	28,423	30,541	28,985
Impairment losses
- trade and other receivables	14,889	14,401	9,908
- property, plant and equipment***	6,585	11,641	3,247
- investment in equity securities	1,500	—	1,600
Dividend income from investment in equity securities	(3,833)	(1,872)	(1,365)
Net foreign exchange loss/(gain)****	(1,416)	(1,997)	323
Rentals receivable under operating leases in respect of
- subleased land and buildings	(4,822)	(5,633)	(6,100)
- owned plant and machinery	(99,498)	(95,339)	(80,531)

*	Amortization of programming library is included within programming costs in the consolidated results of the Group.
**	Amortization of intangible assets is included within network and other operating expenses in the consolidated results of the Group.
***	Impairment losses of property, plant and equipment were mainly related to certain of our property, plant and equipment becoming impaired due to technology and market changes.
****	Net foreign exchange loss of approximately HK$19,000 and HK$304,000 are included within programming costs and selling, general and administrative expenses in the consolidated results of the Group, respectively.

Operating expenses are analyzed by nature in compliance with HKAS 1, “Presentation of Financial Statements” as follows:

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Depreciation and amortization	560,213	532,161	503,507
Staff costs	716,751	769,770	692,467
Other operating expenses	884,217	1,047,207	929,929

Total operating costs	2,161,181	2,349,138	2,125,903

7. Non-operating income/(expenses)

This comprises:

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Net gain/(loss) on disposal of property, plant and equipment	804	(322)	2,311

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

8. Income tax in the consolidated statement of operations

(a) Income tax in the consolidated statement of operations represents:

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Current tax—Provision for Hong Kong Profits Tax
Tax for the year	—	(75)	—

Current tax—Overseas
Tax for the year	(153)	(222)	(490)
Under provision in respect of prior year	(2)	—	—

	(155)	(222)	(490)

Over provision for Hong Kong Profits Tax on leasing partnerships	488	—	—

Deferred tax—Hong Kong
Recognition of prior year’s tax losses	205,004	—	—
Utilization of prior year’s tax losses recognized	—	(64,150)	(49,790)
Reversal of temporary differences	39,739	35,798	33,634

	244,743	(28,352)	(16,156)

Income tax (expense)/credit	245,076	(28,649)	(16,646)

All but an insignificant portion of profit before taxation is from Hong Kong sources.

The provision for Hong Kong profits tax is calculated at 17.5% (2005 and 2006: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries.

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

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

The differences between the profits tax rate in Hong Kong and the Group’s effective tax rate were as follows for the years ended December 31, 2005, 2006 and 2007:

	2005	2006	2007
	%	%	%
Hong Kong Profits Tax rate	17.5	17.5	17.5
Tax effect of non-deductible expenses	0.2	0.5	0.7
Tax effect of non-taxable revenue	(0.8)	(1.1)	(2.3)
Differential tax rate on subsidiaries’ income	—	(0.5)	0.8
Tax effect of unused tax losses not recognized	3.7	11.2	9.4
Utilization of unrecognized tax losses of previous years	(26.9)	(13.9)	(18.8)
Tax effect of profits tax provision on leasing partnerships	(0.1)	—	—
Tax effect of previously unrecognized tax losses now recognized	(80.5)	—	—
Other difference	—	—	1.1

Average effective tax rate	(86.9)	13.7	8.4

9. Dividends attributable to the year

(a) Dividends payable attributable to the year

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Interim dividend declared and paid of 3.5 cents per share (2005: 3.5 cents per share; 2006: 3.5 cents per share)	70,673	70,673	70,673
Final dividend proposed after the balance sheet date of 5 cents per share (2005: 5 cents per share; 2006: 5 cents per share)	100,962	100,962	100,840

	171,635	171,635	171,513

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) Dividends payable attributable to the previous financial year, approved and paid during the year

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 5 cents per share (2005: 4.5 cents per share; 2006: 5 cents per share)	90,866	100,962	100,840

10. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$527,132,000, HK$182,115,000 and HK$181,852,000 and for each of the years ended December 31, 2005, 2006 and 2007 respectively and the weighted average of 2,019,234,400, 2,019,234,400 and 2,018,965,236 ordinary shares outstanding for each respective year.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(i)	Weighted average number of ordinary shares

	2005	2006	2007
Issued ordinary shares at January 1	2,019,234,400	2,019,234,400	2,019,234,400
Effect of shares repurchased	—	—	(269,164)

Weighted average number of ordinary shares at December 31	2,019,234,400	2,019,234,400	2,018,965,236

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$527,132,000, HK$182,115,000 and HK$181,852,000 for each of the years ended December 31, 2005, 2006 and 2007 respectively and the weighted average of 2,019,234,400, 2,019,234,400 and 2,018,965,236 ordinary shares outstanding for each respective year after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2005, 2006 and 2007. Accordingly this has no dilutive effect on the calculation of diluted earnings per share in all periods presented.

Basic and diluted earnings per ADS is calculated on the same basis based on 20 ordinary shares per ADS.

11. Inventories

	2006	2007
	HK$’000	HK$’000
Spare parts and consumables	1,198	6,351
Less: Provision for obsolescence	(87)	—

	1,111	6,351

12. Trade and other receivables

Trade and other receivables comprise:

	2006	2007
	HK$’000	HK$’000
Accounts receivable from trade debtors, net	85,585	81,847
Deposits, prepayments and other receivables	64,445	100,407

	150,030	182,254

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(a)	An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful debts) is set out as follows:

	2006	2007
	HK$’000	HK$’000
0 to 30 days	24,819	19,131
31 to 60 days	24,428	23,763
61 to 90 days	16,869	17,255
Over 90 days	19,469	21,698

	85,585	81,847

The Group’s credit policy is set out in Note 29(a).

(b)	Impairment losses in respect of accounts receivable from trade debtors are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable from trade debtors directly (see Note 1(t)(i)).

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Balance at beginning of year	19,534	17,434	21,558
Provision for the year	14,889	14,401	9,817
Written off	(16,989)	(10,465)	(14,497)
Bad debt recovered	—	188	346

Balance at end of year	17,434	21,558	17,224

(c)(i)	34% of the gross trade receivables relate to the Pay television and Internet access subscription businesses. There is no significant concentration of credit risk with respect to these trade receivables as the customer bases are widely dispersed in different sectors. The Group has given a credit term of 30 days to these customers. Impairment provisions in respect of receivables arising from these subscription businesses are recognized once the receivable is more than 90 days overdue.

(ii)	Apart from the trade receivables stated in Note 12(c)(i) above, the remaining trade receivables are mainly from advertising and program distribution businesses. The ageing analysis of accounts receivable from trade debtors that are neither individually nor collectively considered to be impaired are as follows:

	2006	2007
	HK$’000	HK$’000
Not yet due	11,056	10,951

Less than 1 month past due	19,802	17,719
1 to 3 months past due	22,419	15,403
3 to 6 months past due	4,668	6,156
Over 6 months past due	200	24

	47,089	39,302

	58,145	50,253

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

Receivables that were not impaired relate to a wide range of customers, that the Group had continuing business relationship and have a good track record with the Group. Impairments are recognized based on the credit history of the customers, and are made on balances overdue for a period of 90 to 150 days. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

13. Amounts due from fellow subsidiaries

The amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand, and are arisen in the ordinary course of business (See Note 34).

14. Cash and cash equivalents

	2006	2007
	HK$’000	HK$’000
Deposits with banks and other financial institutions	560,165	501,267
Cash at bank and in hand	26,032	140,782

	586,197	642,049

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

15. Property, plant and equipment

	Network, decoders, cable modems and television production systems	Furniture, fixtures, other equipment and motor vehicles	Leasehold land and buildings in Hong Kong			Leasehold improvements	Total
			Long lease	Medium lease	Short lease
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost

At January 1, 2006	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841
Additions	137,378	35,974	8,119	15,516	—	3,228	200,215
Disposals	(153,726)	(3,128)	—	—	—	(1,416)	(158,270)
Reclassification to inventories	(9,397)	—	—	—	—	—	(9,397)
Exchange reserve	—	522	—	—	—	104	626

At December 31, 2006	5,332,429	608,800	11,425	18,189	70	297,102	6,268,015

At January 1, 2007	5,332,429	608,800	11,425	18,189	70	297,102	6,268,015
Additions	101,558	38,372	—	24,285	—	10,662	174,877
Disposals	(136,064)	(6,161)	—	—	—	(2,630)	(144,855)
Reclassification to inventories	(1,062)	—	—	—	—	—	(1,062)
Exchange reserve	1	779	—	434	—	247	1,461

At December 31, 2007	5,296,862	641,790	11,425	42,908	70	305,381	6,298,436

Accumulated depreciation

At January 1, 2006	3,699,443	468,076	1,293	348	70	227,275	4,396,505
Charge for the year	378,206	39,016	246	260	—	10,393	428,121
Impairment loss	6,843	934	—	—	—	3,864	11,641
Written back on disposals	(152,204)	(2,901)	—	—	—	(1,300)	(156,405)
Reclassification to inventories	(3,510)	—	—	—	—	—	(3,510)
Exchange reserve	—	286	—	—	—	24	310

At December 31, 2006	3,928,778	505,411	1,539	608	70	240,256	4,676,662

At January 1, 2007	3,928,778	505,411	1,539	608	70	240,256	4,676,662
Charge for the year	320,247	36,458	281	993	—	8,543	366,522
Impairment loss	2,925	322	—	—	—	—	3,247
Written back on disposals	(131,024)	(6,034)	—	—	—	(2,630)	(139,688)
Reclassification to inventories	(186)	—	—	—	—	—	(186)
Exchange reserve	—	606	—	10	—	41	657

At December 31, 2007	4,120,740	536,763	1,820	1,611	70	246,210	4,907,214

Net book value

At December 31, 2007	1,176,122	105,027	9,605	41,297	—	59,171	1,391,222

At December 31, 2006	1,403,651	103,389	9,886	17,581	—	56,846	1,591,353

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

Impairment loss results from loss recognized on abandonment of lost or damaged property, plant and equipment. In 2007, of the total impairment loss, HK$2,925,000 (2006: HK$6,843,000) was made for decoders and cable modems which had become obsolete during normal usage or were leased to subscribers in the ordinary course of the Pay television subscription and Broadband Internet access businesses, and had not been returned after the services were terminated.

As at December 31, 2007, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$171,115,000 (2006: HK$230,545,000) and the related accumulated depreciation was HK$125,869,000 (2006: HK$ 140,953,000).

(a) Property, plant and equipment held under finance leases

The Group leases certain equipment under finance leases expiring in 2008. At the end of the lease term the Group has the option to purchase the leased equipment at a price deemed to be a bargain purchase option. None of the leases includes contingent rentals. During the previous year, additions to property, plant and equipment of the Group financed by finance leases were HK$1,018,000. At the balance sheet date, the net book value of network, decoders, cable modems and television production systems held under finance leases of the Group was HK$594,000 (2006: HK$848,000).

16. Programming library

	Internally developed	Acquired	Total
	HK$’000	HK$’000	HK$’000
Cost

At January 1, 2006	34,684	356,655	391,339
Additions	5,541	138,422	143,963
Written off	—	(70,137)	(70,137)

At December 31, 2006	40,225	424,940	465,165

At January 1, 2007	40.225	424,940	465,165
Additions	10,701	119,514	130,215
Written off	—	(66,871)	(66,871)

At December 31, 2007	50,926	477,583	528,509

Accumulated amortization

At January 1, 2006	10,108	238,375	248,483
Charge for the year	9,639	91,478	101,117
Written off	—	(70,137)	(70,137)

At December 31, 2006	19,747	259,716	279,463

At January 1, 2007	19,747	259,716	279,463
Charge for the year	13,542	119,058	132,600
Written off	—	(66,871)	(66,871)

At December 31, 2007	33,289	311,903	345,192

Net book value

At December 31, 2007	17,637	165,680	183,317

At December 31, 2006	20,478	165,224	185,702

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

17. Other intangible assets

	Club debentures	Advertising rights	Total
	HK$’000	HK$’000	HK$’000
Cost

At January 1, 2006	4,006	—	4,006
Relating to a subsidiary acquired (Note 32)	—	11,692	11,692

At December 31, 2006, January 1, 2007 and December 31,2007	4,006	11,692	15,698

Accumulated amortization

At January 1, 2006	—	—	—
Charge for the year	—	(2,923)	(2,923)

At December 31, 2006 and January 1, 2007	—	(2,923)	(2,923)
Charge for the year	—	(4,385)	(4,385)

At December 31, 2007	—	(7,308)	(7,308)

Net book value

At December 31, 2007	4,006	4,384	8,390

At December 31, 2006	4,006	8,769	12,775

18. Interest in associate

	2006	2007
	HK$’000	HK$’000
Share of net assets	—	58,500

The Group acquired 30% of the share capital of TWC Asian Film Investco LLC on September 20, 2007 for a cash consideration of HK$58,500,000.

Details of the Group’s interest in associate are as follows:

Name of associate	Form of business structure	Place of incorporation/ operation	Principal activities	Particulars of issued and paid up capital	Proportion of ownership interest

TWC Asian Film Investco LLC	Incorporated	State of Delaware, USA	Investment holding	Capital contribution US$25,000,000	30%

The associate was inactive during the year ended December 31, 2007.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

19. Other non-current assets

	2006	2007
	HK$’000	HK$’000
Unlisted equity securities, at cost	8,225	2,725
Available-for-sale equity securities listed on London Stock Exchange	—	6,783
Inventories (spare parts)	7,726	3,084
Deposits, prepayments and other receivables	27,734	81,317
Amounts due from fellow subsidiaries	7,394	11,074

	51,079	104,983

As at December 31, 2007, the market value of listed securities was HK$6,783,000 and the fair value of individually impaired unlisted equity securities was HK$2,719,000.

20. Trade and other payables

Trade and other payables comprise:

	2006	2007
	HK$’000	HK$’000
Amounts due to trade creditors	42,675	35,040
Accrued expenses and other payables	395,698	329,263
Receipts in advance and customers’ deposits	107,527	106,917

	545,900	471,220

An ageing analysis of amounts due to trade creditors is set out as follows:

	2006	2007
	HK$’000	HK$’000
0 to 30 days	3,806	2,603
31 to 60 days	3,916	6,844
61 to 90 days	6,537	3,895
Over 90 days	28,416	21,698

	42,675	35,040

21. Amounts due to fellow subsidiaries

The amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand, and are arisen in the ordinary course of business (see Note 34).

22. Amount due to immediate holding company

The amount due to immediate holding company is unsecured, interest free, and has no fixed terms of repayment, and is arisen in the ordinary course of business (see Note 34). The average balances due to the immediate holding company during the years ended December 31, 2006 and 2007 are HK$118,000 and HK$1,803,000 respectively.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

23. Obligations under finance leases

	2006		2007
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	HK$’000	HK$’000	HK$’000	HK$’000
Within one year	705	723	72	73
After one year but within two years	72	73	—	—

	777	796	72	73

Less: total future interest expenses		(19)		(1)

Present value of lease obligations		777		72

24. Other non-current liabilities

	2006	2007
	HK$’000	HK$’000
Accrued expenses and other payables	9,248	8,068
Receipts in advance and customers’ deposits	42,671	26,485
Amount due to a fellow subsidiary	2,051	—

	53,970	34,553

25. Income tax in the balance sheet

(a) Current taxation in the balance sheet represents:

	2006	2007
	HK$’000	HK$’000
Overseas taxation	49	347

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(b) Deferred tax assets and liabilities recognized:

The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Tax losses	Other temporary differences	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At January 1, 2006	199,136	(504,201)	—	(305,065)
Addition through acquisition of subsidiary	—	—	3,508	3,508
Charged/(credited) to consolidated statement of operations (Note 8(a))	(34,921)	64,150	(877)	28,352

At December 31, 2006 and January 1, 2007	164,215	(440,051)	2,631	(273,205)

Charged/(credited) to consolidated statement of operations (Note 8(a))	(35,218)	49,790	1,584	16,156

At December 31, 2007	128,997	(390,261)	4,215	(257,049)

	2006	2007
	HK$’000	HK$’000
Net deferred tax assets recognized on the balance sheet	(388,266)	(354,166)
Net deferred tax liabilities recognized on the balance sheet	115,061	97,117

	(273,205)	(257,049)

(c) Deferred tax assets not recognized:

The Group has not recognized deferred tax assets in respect of the following:

	2006	2007
	HK$’000	HK$’000
Future benefit of tax losses	423,498	412,313
Provision for obsolete inventories	13	—
Impairment loss for bad and doubtful accounts	1,022	17

	424,533	412,330

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

26. Capital and reserves

(a) Authorized and issued share capital

	2006		2007
	No. of shares		No. of shares
	(‘000)	HK$’000	(‘000)	HK$’000
Authorized
Ordinary shares of HK$1 each	8,000,000	8,000,000	8,000,000	8,000,000

Issued and fully paid
At January 1	2,019,234	2,019,234	2,019,234	2,019,234
Shares repurchased and cancelled	—	—	(2,442)	(2,442)

At December 31	2,019,234	2,019,234	2,016,792	2,016,792

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(i)	Purchase of own shares

During the year, the Company repurchased and cancelled its own ordinary shares on The Stock Exchange of Hong Kong Limited as follows:

Month/year	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid
		HK$	HK$	HK$’000
November 2007	1,249,000	1.64	1.57	2,010
December 2007	1,193,000	1.60	1.56	1,896

				3,906

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. Pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of $2,442,000 was transferred from revenue reserve to the capital redemption reserve. The premium paid and the expenses incurred on the repurchase of the shares of approximately $1,438,000 and $26,000, respectively, were charged to revenue reserve.

(b) Nature and purpose of reserves

(i)	Share premium and capital redemption reserve

The application of the share premium account and capital redemption reserve account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii)	Special capital reserve

The special capital reserve is non-distributable and it should be applied for the same purpose as the share premium account. In 2004, the issued share capital of a subsidiary under the Group was reduced

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

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

As at December 31, 2007, the Limit of the special capital reserve, as reduced by HK$8,077,849 (2006: HK$516,824,140) related to recoveries and reversals of provisions of the relevant assets, was HK$924,672,784 (2006: HK$932,750,633), and the amount standing to the credit of the special capital reserve was HK$13,866,990 (2006: HK$13,771,309).

The Capital Reduction has no impact on the consolidated revenue reserve.

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in Note 2(p).

(iv)	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in Notes 2(s) and (t).

(v)	Other reserve

The other reserve comprises aggregate price of shares repurchased but not yet cancelled as at December 31, 2007.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(c) Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to support the Group’s stability and growth, by pricing products and services commensurately with the level of risk.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders return, taking into consideration the future of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group manages it capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is debt-free and no changes were made in the objectives, policies or processes during the years ended December 31, 2007 and December 31, 2006.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

27. Equity settled share-based transactions

Pursuant to the Company’s share option scheme, the Board of Directors is authorized to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a) The number and weighted average exercise prices of share options are as follows:

	2006		2007
	Number of options	Weighted- average exercise price per share HK$	Number of options	Weighted- average exercise price per share HK$
At January 1	15,160,000	10.49	12,100,000	10.49
Lapsed - Forfeited	(3,060,000)	10.49	(680,000)	10.49

At December 31	12,100,000	10.49	11,420,000	10.49

Options vested and exercisable at December 31	7,260,000	10.49	6,852,000	10.49

(b) Terms of unexpired and unexercised share options at balance sheet date:

Date granted	Exercise period	Exercise price		2006 Number	2007 Number

February 8, 2000	April 1, 2001 to December 31, 2009	HK$	10.49	12,100,000	11,420,000

Each option entitles the holder to subscribe for one ordinary share in the Company.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

At December 31, 2007, the weighted average remaining contractual life of unexpired share options was 1.2 years (2006: 1.8 years).

(c) No share options were granted or exercised during 2006 and 2007.

28. Particulars of subsidiaries

(a) The subsidiaries which principally affected the results, assets or liabilities of the Company at December 31, 2007 were as follows:

All of these controlled subsidiaries are defined under Note 2(c)(i) and have been consolidated into the group financial statements.

Name of company	Place of incorporation / operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Program licensing	500 ordinary shares of US$1 each	100	—
Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	—
			2 non-voting deferred shares of HK$1 each	—	—
Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime and program licensing	2 ordinary shares of HK$1 each	—	100
Hong Kong Cable News Express Limited	Hong Kong	Advertising airtime	2 ordinary shares of HK$10 each	—	100
Hong Kong Cable Television Limited	Hong Kong	Pay television and internet and multimedia	750,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Entertainment Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Network Limited	Hong Kong	Network operation	100 ordinary shares of HK$1 each	—	100
			2 non-voting deferred shares of HK$1 each	—	—
i-CABLE News Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services	2 ordinary shares of HK$1 each	—	100
i-CABLE Sports Limited	Hong Kong	Program production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Network Operations Limited	Hong Kong	Network operation	500,000 ordinary shares of HK$1 each	—	100

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

Name of company	Place of incorporation / operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	—	100
Sundream Motion Pictures Limited	Hong Kong	Film production	10,000,000 ordinary shares of HK$1 each	—	100
Ad On Media Limited* (Formerly Teamwork Zhuoran Advertising Limited)	The People’s Republic of China	Advertising publication	RMB8,000,000	—	70
Guangzhou Kuan Xun Customer Services Company Limited **	The People’s Republic of China	Technical services	HK$26,000,000***	—	100

*	This entity is registered as a sino-foreign joint venture company under PRC law.
**	English translation of Chinese name. This entity is registered as wholly foreign owned enterprises under PRC law.
***	Further injection of HK$25,000,000 was made by the Group during the year ended December 31, 2007.

29. Financial risk management objectives and policies

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s businesses. These risks are limited by the Group’s financial management policies and practices described below:

(a) Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a defined credit policy in place with general credit terms ranging from 0 to 90 days. The exposure to credit risks is monitored on an ongoing basis. The Group has no significant concentrations of credit risk from customers. Subscription revenue from customers is settled mainly in cash or via major credit cards.

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

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

The following table details the remaining contractual maturities at the balance sheet date of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group can be required to pay:

	2006				2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Obligations under finance leases	777	796	723	73	72	73	73	—
Amounts due to trade creditors	42,675	42,675	42,675	—	35,040	35,040	35,040	—
Accrued expenses and other payables	404,946	404,946	395,698	9,248	337,331	337,331	329,263	8,068
Receipts in advance and customers’ deposits	150,198	150,198	107,527	42,671	133,402	133,402	106,917	26,485

	598,596	598,615	546,623	51,992	505,845	505,846	471,293	34,553

(c) Interest rate risk

At December 31, 2007, the Group had short-term deposits with bank and other financial institutions amounted to HK$501,267,000 (2006: HK$560,165,000), with original maturities of two days at market interest rates. Apart from the foregoing, the Group has no other significant income-generating financial assets or interest-bearing financial liabilities. The Group’s revenue, expenses and cash flows are substantially independent of changes in market interest rates.

Effective interest rates and repricing analysis

In respect of income-earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

Interest rate risk	One year or less Total		Effective interest rate
	2006	2007	2006	2007
	HK$’000	HK$’000%		%
Floating rate:
Cash and cash equivalents	26,032	140,782	0.59	0.71

Fixed rate:
Cash and cash equivalents	560,165	501,267	3.77	3.43

At December 31, 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease the Group’s profit after tax and revenue reserve by approximately HK$6,420,000 (2006: HK$5,862,000).

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for cash and cash equivalents in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until next annual balance sheet date. The analysis is performed on the same basis for 2006.

(d) Foreign currency risk

(i)	Forecast transactions

The Group is exposed to foreign currency risk primarily through programs acquisition activities whereby a substantial portion of our programming costs on overseas content is settled in United States dollars. In view of the continued support from the Hong Kong SAR Government to maintain the peg of the Hong Kong dollar to the United States dollar, management does not expect that there will be any significant currency risk associated with programming cost commitments denominated in United States dollars. Management also enters into forward exchange contracts from time to time to hedge forecast transactions. At December 31, 2007, the Group has no outstanding foreign exchange contracts hedging forecast transactions (2006: HK$101 million). The fair value of the contract was HK$30,000 at December 31, 2006 and included as “other receivables” in the financial statements (see Note 12).

(ii)	Recognized assets and liabilities

In respect of trade and other receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group manages the net exposure by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

(iii) Exposure to currency risk

The following table details the Group’s exposure at the balance sheet date to currency risk arising from forecast transactions or recognized assets or liabilities denominated in currencies other than the functional currency of the entity to which they relate.

	2006			2007
	Renminbi	British Pound Sterling	United States Dollars	Renminbi	Euros	United States Dollars
	‘000	‘000	‘000	‘000	‘000	‘000
Trade and other receivables	817	27	2,199	8,345	721	12,380
Cash and cash equivalents	9,532	—	508	27,545	—	273
Trade and other payables	(395)	(154)	(9,914)	(1,032)	—	(7,480)

Exposure arising from recognized assets and liabilities	9,954	(127)	(7,207)	34,858	721	5,173
Highly probable forecast purchases	—	—	(47,216)	—	(4,398)	(70,414)

Overall net exposure	9,954	(127)	(54,423)	34,858	(3,677)	(65,241)

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(iv)	Sensitivity analysis

The following table indicates the approximate change in the Group’s profit after tax (and revenue reserve) in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date. The sensitivity analysis includes balances between group companies where the denomination of the balances is in a currency other than the functional currencies of the lender or the borrower.

	2006		2007
	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and revenue reserve	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and revenue reserve
		HK$’000		HK$’000
Renminbi	5%	411	5%	1,510
Euros	N/A	N/A	5%	322
British Pound Sterling	5%	(80)	N/A	N/A

The sensitivity analysis has been determined assuming that the change in foreign exchange rates has occurred at the balance sheet date and had been applied to each of the Group entities’ exposure to currency risk for financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities’ profit after tax measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2006.

30. Fair value of financial instruments

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2007 and 2006.

31. Jointly controlled assets

At December 31, 2007, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group’s interests in jointly controlled assets are as follows:

	2006	2007
	HK$’000	HK$’000
Assets:
Programming library	14,857	2,591
Trade and other receivables	9,089	650
Cash and cash equivalents	2	—

	23,948	3,241

Liabilities:
Accrued expenses and other payables	926	—

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

32. Acquisition of a subsidiary

On April 30, 2006, the Group acquired 70% interest in Ad On Media Limited (Formerly Teamwork Zhuoran Advertising Limited) of approximately HK$10,232,000, satisfied in cash.

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

The results of operations of Ad On Media Limited are consolidated and included in the financial statements of the Group from April 30, 2006 onward. This acquisition was not a material business combination as measured by either the purchase price, total assets or profit before and after taxation to the Group’s financial condition and results of operations.

33. Commitments and contingencies

Commitments outstanding as at December 31, 2007 not provided for in the financial statements were as follows:

	2006	2007
	HK$’000	HK$’000
Capital commitments
(i) Property, plant and equipment
- Authorized and contracted for	12,782	18,580
- Authorized but not contracted for	121,278	57,431

	134,060	76,011

(ii) Acquisition of equity interests in prospective subsidiary and associate
- Authorized and contracted for	2,405	2,575
- Authorized but not contracted for	—	—

	2,405	2,575

	136,465	78,586

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

	2006	2007
	HK$’000	HK$’000
Programming and other commitments
- Authorized and contracted for	421,934	701,412
- Authorized but not contracted for	57,436	77,264

	479,370	778,676

Operating lease commitments
- Within one year	41,195	38,541
- After one year but within five years	39,723	28,798
- After five years	51,434	47,213

	132,352	114,552

	748,187	971,814

(a) Operating leasing arrangements

The Group leases a number of premises under operating leases for use as office premises, car parks, warehouses, district centres, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of two to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

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

(b) Operating leases

Future minimum lease payments, in respect of land and buildings, as of December 31, 2007 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

	2006	2007
	HK$’000	HK$’000
Year ending December 31, 2007	39,439	—
Year ending December 31, 2008	25,962	17,143
Year ending December 31, 2009	4,587	14,032
Year ending December 31, 2010	4,587	5,346
Year ending December 31, 2011	4,587	4,629
Year ending December 31, 2012	4,587	4,629
Thereafter	46,847	47,213

	130,596	92,992

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

Total rental expenses for each of the years ended December 31, 2005, 2006 and 2007 were HK$43,790,000 HK$48,976,000 and HK$ 52,967,000 respectively.

(c) Future operating lease income

(i)	The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2006 and 2007 amounted to HK$8,695,000 and HK$1,378,000 respectively.

(ii)	The total future minimum lease payments receivable in respect of cable modem equipment, decoders and other equipment under non-cancellable operating leases are as follows:

	2006	2007
	HK$’000	HK$’000
Within one year	7,886	7,005
After one year but within five years	—	1,199

	7,886	8,204

(d) License agreements

The Group is required to pay license fees to the Government of the Hong Kong Special Administrative Region (“SAR”) each year for the provision of certain services. At December 31, 2007, these comprise mainly:

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

The total amounts of license fees paid to the Hong Kong SAR Government for the years ended December 31, 2005, 2006 and 2007 were HK$17,975,427, HK$13,114,127 and HK$10,680,729 respectively.

The Group has also entered into program license agreements with content providers and has commitments to pay amounts under such license agreements, which have been negotiated on normal commercial terms. The related program costs are recognized in the period in which they are incurred and accounted for in accordance with Note 2(g).

(e) Contingent liabilities

As of December 31, 2007, there were contingent liabilities in respect of the following:

(i)	The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(ii)	Guarantees, indemnities and letters of awareness to banks totaling HK$199 million (2006: HK$616 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2007, HK$167 million (2006: HK$107 million) was utilized by the subsidiaries.

As at the balance sheet date, the Company has issued four separate guarantees to a bank in respect of banking facilities granted to four wholly owned subsidiaries. At December 31, 2007, the directors do not consider it probable that a claim will be made against the Company under any of the guarantees. The maximum liability of the Company at the balance sheet date under the guarantees issued is the facilities drawn down by the wholly owned subsidiaries of HK$160 million. The Company has not recognized any deferred income in respect of the guarantees as their fair values cannot be reliably measured and the transaction price was HK$nil.

34. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions during the year ended December 31, 2007:

	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Rentals payable and related management fees on land and buildings (Note(i))	36,141	40,118	40,100
Rentals receivable on land and buildings (Note(ii))	(4,464)	(5,065)	(4,958)
Network repairs and maintenance services charge (Note (iii))	(21,783)	(22,484)	(5,267)
Management fees (Note(iv))	12,630	12,430	13,170
Computer services (Note (v))	17,814	16,598	10,030
Leased line and PNETS charges and international bandwidth access charges (Note (vi))	21,756	21,684	28,023
Project management fees (Note (vii))	(6,079)	(3,421)	—
Internet Protocol Point wholesale services charge (Note (viii))	(21,294)	(39,490)	(42,870)
Agency fees (Note (ix))	(14,185)	(24,723)	(17,068)

Notes:

(i)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres and hub sites. As at December 31, 2007, related rental deposits amounted to HK$8,872,000 (2006: HK$8,583,000).

(ii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iii)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(iv)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.

(v)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vi)	These represent service fees paid to a fellow subsidiary in respect of the leasing of datalines, Public Non-Exclusive Telecommunications (“PNETS”) charges and international bandwidth access charges incurred.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(vii)	This represents fees received from a fellow subsidiary for the provision of project management services.

(viii)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services.

(ix)	This represents service charges to a fellow subsidiary in relation to the agency services.

Included in Note 15 were additions to property, plant and equipment totaling HK$61,000 constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2006. No such transaction was carried out during the year ended December 31, 2007.

The immediate holding company of the Group has issued deeds of indemnity in respect of certain taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities. See Note 8 for the tax liability concerning a leveraged leasing arrangement indemnified by Wharf Communications Limited.

Key management personnel remuneration

Remuneration for key management personnel is as follows:

	2006	2007
	HK$’000	HK$’000
Short-term employee benefits	34,132	32,816
Post-employment benefits	1,367	1,275

	35,499	34,091

Total remuneration is included in “staff costs” (See Note 6).

35. Non-adjusting post balance sheet event

(a)	After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 9.

(b)	On February 27, 2008, the Financial Secretary of the Hong Kong SAR Government announced his annual Budget which proposes a cut in the profits tax rate from 17.5% to 16.5% with effect from the fiscal year 2008-2009 and a one-off reduction of 75% of the tax payable for the 2007-2008 assessment subject to a ceiling of HK$25,000. In accordance with the Group’s accounting policy set out in Note 1(n), no adjustments have been made to these financial statements as a result of this announcement.

The Directors estimate that these proposed changes will result in a decrease in the opening balances of the Group’s deferred tax liabilities and deferred tax assets at January 1, 2008 by HK$5 million and HK$20 million respectively.

These opening balance adjustments to deferred tax balances at January 1, 2008 will be recognized as an increase in the Group’s income tax expense of HK$15 million. It is impracticable to further estimate the impact on the future financial statements of the change in tax rate.

(c)

On May 9, 2008, the Group has entered into a Sale and Purchase Agreement to purchase a new conditional access system and next generation set-top box, which will not only provide much-enhanced anti-piracy features, but also provide flexibility of introducing new services, such as High-Definition Television and interactive services. The existing set-top boxes will be gradually replaced. The proposed deployment plan has yet to be approved and is subject to the results from the field test and pilot launch. The Directors

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

estimate that these proposed changes will result in a change to the financial position and results for the years ending December 31, 2008 and 2009. As at December 31, 2007, the net book value of the existing set-top boxes was HK$107 million with expected annual depreciation expense of approximately HK$41 million and HK$36 million for the years ending December 31, 2008 and 2009, respectively. It is impracticable to further estimate the impact of the future financial statements of the proposed change.

36. Accounting estimates and judgements

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

Apart from deferred tax assets, management also makes estimates and assumptions that affect the reported amounts of other assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Notes 2(e), 2(g)(i), 2(g)(iv), 2(h), 2(i), 2(j), 2(t), and Note 30 contain information about the assumptions and risk factors relating to useful lives of property, plant and equipment, net realizable value of commissioned programs and films, impairment provisions for property, plant and equipment, other intangible assets, inventories, loans and receivables, and unlisted equity instruments.

The useful lives of property, plant and equipment are estimated at the time such assets are acquired and are based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period. If these changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Net realizable value of commissioned programs and films are estimated based on the projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programs with comparable budgets, casts, or other relevant qualities. Impairment provisions are made for carrying costs that are in excess of the expected future revenue to be generated by these programs and films. Films in progress are stated at cost less any impairment provisions, taking into account the project status, and estimated realizable value. If revenue actually generated were to fall short of forecasts, or there are changes in total projected ultimate gross revenues, amortization may need to be increased, or impairment provision may need to be made to reduce the carrying value of individual program or film to its realizable amount.

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

For the year ended December 31, 2007

market transactions of the underlying securities and references to the fund managers’ estimated fair value as adjusted for specific circumstances of the investment including recent fund raising results and financial outlook.

Actual results may differ from these estimates under different assumptions or conditions.

37. Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2007 and which have not been adopted in these financial statements:

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

Effective for accounting periods beginning on or after
HK (IFRIC) 11, HKFRS 2 – Group and treasury share transactions	March 1, 2007
HK (IFRIC) 13, Customer loyalty programmes	July 1, 2008
HKFRS 8, Operating segments	January 1, 2009
Revised HKAS 1, Presentation of financial statements	January 1, 2009
Revised HKAS 23, Borrowing costs	January 1, 2009

38. Parent and ultimate controlling party

The Directors consider the parent and the ultimate controlling party at December 31, 2007 to be Wharf Communications Limited and Wheelock and Company Limited, respectively, both of which are incorporated in Hong Kong. Wheelock and Company Limited produces financial statements available for public use.

39. Comparative figures

As a result of adopting HKFRS 7, Financial instruments: Disclosures, and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, certain comparative figures have been adjusted to conform with changes in disclosures in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2007. Further details of these developments are disclosed in Note 3.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

40. Significant differences between HK GAAP and US GAAP

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

•	The Group did not make any acquisitions from January 1, 2001 to January 1, 2005 that gave rise to positive goodwill subject to amortization.

With effect from January 1, 2005:

•	The Group no longer amortizes positive goodwill on new acquisitions but tests it at least annually for impairment;

•	As the Group’s positive goodwill had previously been taken to reserves, such goodwill was not restated in the consolidated balance sheet;

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

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

The US GAAP adjustments represent the cumulative effect of amortization under HK GAAP for the period from January 1, 2002 to December 31, 2004. It has no impact on the results of operations for the periods presented.

(c) Deferred taxation

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

Under US GAAP, a provision is made for all deferred taxes as they arise, and a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criterion of “more likely than not”. A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The valuation allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment of the realizability of the deferred tax assets. The Company has considered the scheduled reversal of deferred tax assets to the extent such assets can be realized through future reversals of existing taxable temporary differences and projected future taxable income in making this assessment.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

The following table shows the principal items included in deferred tax assets and liabilities under US GAAP:

	2006	2007
	HK$’000	HK$’000
Deferred tax assets:
Operating loss carryforwards	898,978	834,918
Inventories	13	—
Accounts receivable from trade debtors	1,022	17
Installation fees and subscription fees	1,832	1,822

Total gross deferred tax assets	901,845	836,757
Less: Valuation allowance	(430,663)	(449,611)

	471,182	387,146

Deferred tax liabilities:
Intangible assets	(1,842)	(921)
Other temporary differences	—	(2,900)
Property, plant and equipment	(195,346)	(125,882)

Total gross deferred tax liabilities	(197,188)	(129,703)

Net deferred tax assets	273,994	257,443

Net current deferred tax assets	2,854	1,839
Net non-current deferred tax assets	271,140	255,604

Under US GAAP, classification of deferred tax items as either current or non-current are presented based on related asset or liability giving rise to the temporary difference. Under HK GAAP, all deferred tax items are presented as non-current, even though it may be expected that a portion of the balance will reverse within 12 months of the reporting date. The presentation difference between US GAAP and HK GAAP has no material impact in our consolidated balance sheet. .

During 2005, additional deferred tax assets for tax losses were recognized primarily as a result of revised projection on future taxable income of a subsidiary, as the management believed that tax loss of which previously not recognized, can be utilized, based upon the level of historical taxable income and management judgment of positive business outlook. This change in judgment about the realizability of the deferred tax assets in future years has given rise to reductions of HK$171.1 million and HK$212.3 million to the relevant subsidiary’s balance of valuation allowance at the beginning of 2004 and 2005, respectively. At December 31, 2007, the Group had operating loss carryforwards of HK$ 4,776.5 million which do not expire.

The valuation allowance at January 1, 2005 was HK$720.8 million. The valuation allowance decreased by HK$281.6 million and HK$8.5 million during 2005 and 2006 respectively, and increased by HK$ 18.9 million during 2007. The decrease in valuation allowance during 2006 was mainly due to the utilization of tax losses not recognized in prior years, whereas the increase in valuation allowance during 2007 was mainly due to the additional current year tax losses not recognized in certain entities based on the criterion of more likely than not.

The Group adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. There is no material impact on the adoption of FIN 48. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. As of January 1, 2007 and for the year ended December 31, 2007, the Group had no material unrecognized tax benefits and thus, no interest and penalties

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

related to unrecognized tax benefits were recorded. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. The income tax returns of the Company and its subsidiaries in Hong Kong are open to examination by the Hong Kong income tax authorities for the tax years beginning in 1999/2000.

The application of FIN 48, Accounting for Uncertainty in Income Taxes, has no material effect on the Group’s financial statements as prepared under Hong Kong GAAP.

(d) Installation fees, installation costs and subscription fees

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

For the year ended December 31, 2007

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

(e) Share option scheme

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

Movement of the Company’s share options is as follows:

	2005		2006		2007
	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share	Number of options	Weighted- average exercise price per share
		HK$		HK$		HK$
Outstanding at January 1	27,711,600	7.36	15,160,000	10.49	12,100,000	10.49
Forfeited	(962,000)	6.89	(3,060,000)	10.49	(680,000)	10.49
Expired	(11,589,600)	3.30	—	—	—	—

Outstanding at December 31	15,160,000	10.49	12,100,000	10.49	11,420,000	10.49

Exercisable at December 31	9,096,000	10.49	7,260,000	10.49	6,852,000	10.49

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

Information in respect of the Company’s share options outstanding at December 31, 2006 is as follows:

Options standing at December 31,	2005		2006		2007
Number of options		15,160,000		12,100,000		11,420,000
Range of exercise prices per share	HK$	10.49	HK$	10.49	HK$	10.49
Weighted average exercise price	HK$	10.49	HK$	10.49	HK$	10.49
Weighted average remaining contractual life		2.4 years		1.8 years		1.2 years

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

Prior to January 1, 2006, under US GAAP, the Group applies the intrinsic value-based method for share options prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations to account for its fixed plan stock options. Under this method, compensation expense is recognized and amortized over the vesting period of the options concerned to the extent that the fair value of the equity instruments exceeds the exercise price of the options granted at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known. Other than options granted to employees during the year ended December 31, 2000 which require the achievement of specific hurdles by the Company prior to their vesting and accordingly, were accounted for utilizing variable plan accounting, all other options granted by the Company were accounted for utilizing fixed plan accounting under US GAAP. No compensation expense in respect of these options was recognized as the fair value of the Company’s shares has been less than the exercise price.

Effective January 1, 2006, the Group adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (R)”), which establishes accounting for equity instruments exchanged for services.

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

For the year ended December 31, 2007

Had the Company determined compensation cost based on the fair value model at the grant date for its stock options under SFAS 123 “Accounting for Stock-Based Compensation”, the Company’s pro forma net profit and basic and diluted earnings per share and per ADS would have been as follows:

2005
HK$’000
(in thousands, except per share and per ADS data)
Net profit as reported—US GAAP	494,580
Add: Compensation cost recognized based on intrinsic value method	—
Less: (Compensation cost)/reversal of compensation cost based on fair value	(589)

Pro forma net profit	493,991

Basic earnings per share
- as reported	25 cents
- pro forma	25 cents

Diluted earnings per share
- as reported	25 cents
- pro forma	25 cents

Basic earnings per ADS*
- as reported	490 cents
- pro forma	489 cents

Diluted earnings per ADS*
- as reported	490 cents
- pro forma	489 cents

*	1 ADS represents 20 ordinary shares

During the year ended December 31, 2004, the management of the Company did not expect the performance criterion of achieving HK$3,900 million of audited consolidated revenue would be attainable for the final 40 per cent of the stock options granted during the year ended December 31, 2000 to vest before they expire on December 31, 2009. Hence, the cumulative pro-forma compensation cost based on the fair value model in respect of such stock options up to December 31, 2003 was reversed during 2004. As 60% of the Group’s stock options were fully vested in or before 2005 and it is not probable that the remaining 40% is expected to meet the vesting condition as aforementioned, no compensation cost is recognized under SFAS 123 (R) for the year ended December 31, 2006 and 2007.

(f) Acquisition of Teamwork Zhuoran Advertising Limited

The Group acquired 70% interest in Teamwork Zhuoran Advertising Limited (renamed to Ad On Media Limited on April 3, 2007) for a total cash consideration of approximately HK$10,232,000 on April 30, 2006, and as a result, Teamwork Zhuoran Advertising Limited became a non-wholly owned subsidiary of the Company. The acquisition was accounted for as a business combination in accordance with HKFRS 3. Under HK GAAP, minority interest of Teamwork Zhuoran Advertising Limited at acquisition is stated at the minority’s share of the fair value of the acquired identifiable assets, liabilities and contingent liabilities.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

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

As at December 31, 2007, the minority interest was HK$4,474,000 (2006: HK$3,440,000) and HK$2,019,000 (2006: HK$985,000) under HK GAAP and US GAAP respectively. The carrying values of the adjusted net assets were HK$18,004,000 (2006: HK$11,467,000) under HK GAAP and HK$17,083,000 (2006: HK$9,625,000) under US GAAP respectively.

(g) Presentation of minority interests

Upon the adoption of HKAS 1 “Presentation of Financial Statements” on January 1, 2005, minority interests are required to be included in the determination of the Group’s net profit or loss and total equity.

Under US GAAP, minority interests are deducted in the determination of the Group’s net income or loss and excluded from the Group’s total equity.

(h) Recent accounting pronouncements

SFAS No. 141R

In November 2007, the FASB issued SFAS No. 141R, which continues to require that all business combinations be accounted for by applying the acquisition method. Under the acquisition method, the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, and any contingent consideration and contractual contingencies, as a whole, at their fair value as of the acquisition date. Under SFAS No. 141R, all transaction costs are expensed as incurred. SFAS No. 141R rescinds EITF 93-7. Under EITF 93-7, the effect of any subsequent adjustments to uncertain tax positions were generally applied to goodwill, except for post-acquisition interest on uncertain tax positions, which was recognized as an adjustment to income tax expense. Under SFAS No. 141R, all subsequent adjustments to these uncertain tax positions that otherwise would have impacted goodwill will be recognized in the income statement. The guidance in SFAS No. 141R will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements.

In February of 2008, the FASB issued FASB Staff Position 157-2, which delays the effective date of SFAS 157 for non-financial assets and liabilities, which are not measured at fair value on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of adopting SFAS 157 for non-financial assets and liabilities on our consolidated financial statements.

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

SFAS No. 159

In February 2007, FASB issued SFAS No. 159, which provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS No. 159 amends FASB Statement No. 95, “Statement of Cash Flows” (“SFAS No. 95”) and FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 159 specifies that cash flows from trading securities, including securities for which an entity has elected the fair value option, should be classified in the statement of cash flows based on the nature of and purpose for which the securities were acquired. Before this amendment, SFAS No. 95 and SFAS No. 115 specified that cash flows from trading securities must be classified as cash flows from operating activities. This statement is effective for us beginning January 1, 2008. We do not expect any of the other provisions of SFAS No. 159 to have a material impact on our consolidated financial statements.

SFAS No. 160

In November 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Non-controlling Interest” (“SFAS No. 160”). SFAS No. 160 requires that a non-controlling interest (previously referred to as a minority interest) be separately reported in the equity section of the consolidated entity’s balance sheet. SFAS No. 160 also established accounting and reporting standards for: (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of consolidated net income attributable to the parent and to the non-controlling ownership interest and (iv) the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 is effective for us beginning January 1, 2009. We are currently assessing the potential impact that the adoption of SFAS No. 160 will have on our consolidated financial statements.

(i) Classification of items in the statement of operations

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

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(j) Summary of significant differences between HK GAAP and US GAAP

The effect on net profit attributable to equity shareholders of significant differences between HK GAAP and US GAAP is as follows:

			Year ended December 31,
	Note		2005	2006	2007
			HK$’000	HK$’000	HK$’000
			(in thousands except for per share and per ADS data)
Net profit under HK GAAP			527,132	182,115	181,852
Adjustments:
Deferred pre-maturity and franchise costs	(a	)	(37,360)	—	—
Installation costs	(d	)	3,001	6,299	6,764
Installation fees	(d	)	372	632	(78)
Subscription fees	(d	)	1,435	538	134
Share option scheme	(e	)	—	—	—
Acquisition of Ad On Media Limited	(f	)	—	614	921

Net profit under US GAAP			494,580	190,198	189,593

Earnings per share under US GAAP
- Basic			25 cents	9 cents	9 cents

- Diluted			25 cents	9 cents	9 cents

Earnings per ADS under US GAAP*
- Basic			490 cents	188 cents	188 cents

- Diluted			490 cents	188 cents	188 cents

*	1 ADS represents 20 ordinary shares

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

			At December 31,
	Note		2006	2007
			HK$’000	HK$’000
Shareholders’ equity under HK GAAP			2,262,393	2,271,241
Adjustments:
Goodwill, net of amortization	(b	)	57,491	57,491
Installation costs	(d	)	(24,562)	(17,798)
Installation fees	(d	)	(32,491)	(32,569)
Subscription fees	(d	)	22,022	22,156
Acquisition of Ad On Media Limited	(f	)	614	1,535
Minority interests as reported under HK GAAP	(g	)	(3,440)	(4,474)

Shareholders’ equity under US GAAP			2,282,027	2,297,582

i-CABLE Communications Limited

Notes to Consolidated Financial Statements (continued)

For the year ended December 31, 2007

(k)	Condensed consolidated statements of shareholders’ equity and comprehensive income under US GAAP for the following years:

	Shareholders equity	Total comprehensive income
	HK$’000	HK$’000
Balance at January 1, 2006	2,263,358
Transfer from the statement of operations	190,198	190,198
Dividend approved in respect of the previous year	(100,962)	—
Dividend declared in respect of the current year	(70,673)	—
Transfer to special capital reserve	—	—
Translation of foreign subsidiaries’ financial statements	106	106

Total comprehensive income		190,304

Balance at December 31, 2006	2,282,027

Balance at January 1, 2007	2,282,027
Transfer from the statement of operations	189,593	189,593
Dividend approved in respect of the previous year	(100,962)	—
Dividend declared in respect of the current year	(70,673)	—
Share repurchased and cancelled	(3,880)	—
Share repurchased	(2,594)	—
Share repurchase costs	(35)	—
Change in fair value of available-for-sale securities	2,883	2,883
Transfer to special capital reserve	—	—
Translation of foreign subsidiaries’ financial statements	1,223	1,223

Total comprehensive income		193,699

Balance at December 31, 2007	2,297,582